Filed pursuant to Rule 424(b)(4)
Registration No. 333-165662
PROSPECTUS

Oxford Resource Partners, LP
8,750,000 Common Units
Representing Limited Partner Interests

This is the initial public offering of our common units. We are offering 8,750,000 common units in this offering. No public market currently exists for our common units.

Our common units have been approved for listing on the New York Stock Exchange under the symbol “OXF.”

Investing in our common units involves risks. See “Risk Factors” beginning on page 23 of this prospectus.

These risks include the following:

•	We may not have sufficient cash to enable us to pay the minimum quarterly distribution on our common units following the establishment of cash reserves by our general partner and the payment of costs and expenses, including reimbursement of expenses to our general partner.

•	We must generate approximately $36.7 million of available cash from operating surplus to pay the minimum quarterly distribution for four quarters on all of our common units, subordinated units and general partner units that will be outstanding immediately after this offering. For the year ended December 31, 2009 and the twelve months ended March 31, 2010, we generated only $16.1 million and $10.8 million of available cash from operating surplus, respectively, and would not have been able to pay the full minimum quarterly distribution on our common units or any distributions on our subordinated units during those periods. In addition, we believe that we will not have generated cash available for distribution for the quarter ended June 30, 2010 sufficient to pay the full minimum quarterly distribution on all of our common units, subordinated units and general partner units that will be outstanding immediately after this offering.

•	Our general partner and its affiliates have conflicts of interest with us, and their limited fiduciary duties to our unitholders may permit them to favor their own interests to the detriment of our unitholders.

•	Decreases in demand for electricity and changes in coal consumption patterns of U.S. electric power generators could adversely affect our business.

•	New regulatory requirements limiting greenhouse gas emissions could adversely affect coal-fired power generation and reduce the demand for coal as a fuel source, which could cause the price and quantity of the coal we sell to decline materially.

•	Existing and future regulatory requirements relating to sulfur dioxide and other air emissions could affect our customers and could reduce the demand for the high-sulfur coal we produce and cause coal prices and sales of our high-sulfur coal to decline materially.

•	Competition within the coal industry may materially and adversely affect our ability to sell coal at an acceptable price.

•	We depend on a limited number of customers for a significant portion of our revenues, and the loss of, or significant reduction in, purchases by any of them could adversely affect our results of operations and cash available for distribution to our unitholders.

•	Our inability to acquire additional coal reserves that are economically recoverable may have a material adverse effect on our future profitability.

•	Our unitholders have limited voting rights and are not entitled to elect our general partner or its directors or initially to remove our general partner without its consent.

•	Our unitholders’ share of our income will be taxable to them for U.S. federal income tax purposes even if they do not receive any cash distributions from us.

	Per Common Unit	Total

Public Offering Price	$18.5000	$161,875,000
Underwriting Discount(1)	$1.2025	$10,521,875
Proceeds to us (before expenses)	$17.2975	$151,353,125

(1)	Excludes a structuring fee equal to an aggregate of 0.5% of the gross proceeds from this offering payable to Barclays Capital Inc. and Citigroup Global Markets Inc.

We have granted the underwriters a 30-day option to purchase up to an additional 1,312,500 common units on the same terms and conditions set forth above if the underwriters sell more than 8,750,000 common units in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Barclays Capital, on behalf of the underwriters, expects to deliver the common units on or about July 19, 2010.

Barclays Capital	Citi

Credit Suisse	Raymond James	Wells Fargo Securities	UBS Investment Bank

Prospectus dated July 13, 2010

Oxford
Resource Partners

Reliability Matters

OH
IN
IL
PA
WV
KY
Exhibit Area
Legend
Generating Stations in Immediate Market Area
Current Scrubbed (24)
Planned Scrubbed (12)
Current Scrubbed - Oxford Customer (12)
Planned Scrubbed - Oxford Customer (1)
Non-Scrubbed - Oxford Customer (1)
Other Generating Stations (53)
Oxford Mining Complex
Oxford Terminal
Navigable Waterways (+ 9 ft)

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SUMMARY	1
Oxford Resource Partners, LP	1
Recent Developments	3
Business Strategies	3
Competitive Strengths	4
Recent Coal Market Conditions and Trends	5
Our History	5
Our Sponsors	6
Summary of Risk Factors	6
The Transactions	10
Organizational Structure	11
Management and Ownership	12
Principal Executive Offices	12
Summary of Conflicts of Interest and Fiduciary Duties	12
The Offering	14
Summary Historical and Pro Forma Consolidated Financial and Operating Data	20
RISK FACTORS	23
Risks Related to Our Business	23
We may not have sufficient cash to enable us to pay the minimum quarterly distribution on our common units following the establishment of cash reserves by our general partner and the payment of costs and expenses, including reimbursement of expenses to our general partner	23
We must generate approximately $36.7 million of available cash from operating surplus to pay the minimum quarterly distribution for four quarters on all of our common units, subordinated units and general partner units that will be outstanding immediately after this offering. For the year ended December 31, 2009 and the twelve months ended March 31, 2010, we generated only $16.1 million and $10.8 million of available cash from operating surplus, respectively, and would not have been able to pay the full minimum quarterly distribution on our common units or any distributions on our subordinated units during those periods. In addition, we believe that we will not have generated cash available for distribution for the quarter ended June 30, 2010 sufficient to pay the full minimum quarterly distribution on all of our common units, subordinated units and general partner units that will be outstanding immediately after this offering
23
The assumptions underlying the forecast of cash available for distribution that we include in “Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and subject to significant risks that could cause our actual cash available for distribution to differ materially from our forecast	24
Decreases in demand for electricity and changes in coal consumption patterns of U.S. electric power generators could adversely affect our business	25
Our long-term coal sales contracts subject us to renewal risks	25
Our inability to acquire additional coal reserves that are economically recoverable may have a material adverse effect on our future profitability	26
Competition within the coal industry may materially and adversely affect our ability to sell coal at an acceptable price	26
We depend on a limited number of customers for a significant portion of our revenues, and the loss of, or significant reduction in, purchases by any of them could adversely affect our results of operations and cash available for distribution to our unitholders	27
New regulatory requirements limiting greenhouse gas emissions could adversely affect coal-fired power generation and reduce the demand for coal as a fuel source, which could cause the price and quantity of the coal we sell to decline materially	27

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Existing and future regulatory requirements relating to sulfur dioxide and other air emissions could affect our customers and could reduce the demand for the high-sulfur coal we produce and cause coal prices and sales of our high-sulfur coal to decline materially	27
Our coal mining operations are subject to operating risks, which could result in materially increased operating expenses and decreased production levels and could have a material adverse effect on our business, financial condition or results of operations	28
In the future, we may not receive cash distributions from Harrison Resources, and Harrison Resources may not be able to acquire additional reserves on economical terms from CONSOL Energy	28
A significant portion of the cash available for distribution to our unitholders is derived from royalty payments we receive on our underground coal reserves, which we do not operate	29
Increases in the cost of diesel fuel and explosives, or the inability to obtain a sufficient quantity of those supplies, could increase our operating expenses, disrupt or delay our production and have a material adverse effect on our profitability	29
Extensive environmental laws and regulations impose significant costs on our mining operations, and future laws and regulations could materially increase those costs or limit our ability to produce and sell coal	30
We may be unable to obtain, maintain or renew permits necessary for our operations, which would materially reduce our production, cash flows and profitability	30
If the assumptions underlying our reclamation and mine closure obligations are materially inaccurate, our costs could be significantly greater than anticipated	30
Debt we incur in the future may limit our flexibility to obtain financing and to pursue other business opportunities	31
Restrictions in our new credit facility could adversely affect our business, financial condition, results of operations, ability to make distributions to unitholders and value of our common units	31
Our operations may impact the environment or cause environmental contamination, which could result in material liabilities to us	32
Our ability to operate our business effectively could be impaired if we fail to attract and retain key management personnel	32
A shortage of skilled labor in the mining industry could reduce labor productivity and increase costs, which could have a material adverse effect on our business and results of operations	32
Our work force could become unionized in the future, which could adversely affect the stability of our production and materially reduce our profitability	32
Inaccuracies in our estimates of our coal reserves could result in lower than expected revenues or higher than expected costs	33
Our ability to collect payments from our customers could be impaired if their creditworthiness deteriorates	33
Failure to obtain, maintain or renew our security arrangements, such as surety bonds or letters of credit, in a timely manner and on acceptable terms could have an adverse effect on our cash available for distribution to our unitholders	34
The amount of estimated reserve replacement expenditures our general partner is required to deduct from operating surplus each quarter is based on our current estimates and could increase in the future, resulting in a decrease in available cash from operating surplus that could be distributed to our unitholders.	34
Our management team does not have experience managing our business as a stand-alone publicly traded partnership, and if they are unable to manage our business as a publicly traded partnership our business may be affected	34
We will be required by Section 404 of the Sarbanes-Oxley Act to evaluate the effectiveness of our internal controls. If we are unable to establish and maintain effective internal controls, our financial condition and operating results could be adversely affected	34

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Terrorist attacks and threats, escalation of military activity in response to these attacks or acts of war could have a material adverse effect on our business, financial condition or results of operations	35
Risks Inherent in an Investment in Us	35
Our partnership agreement limits our general partner’s fiduciary duties to our unitholders and restricts the remedies available to our unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty	35
Our general partner and its affiliates have conflicts of interest with us, and their limited fiduciary duties to our unitholders may permit them to favor their own interests to the detriment of our unitholders	36
Our unitholders have limited voting rights and are not entitled to elect our general partner or its directors or initially to remove our general partner without its consent	37
Our unitholders will experience immediate and substantial dilution of $12.93 per common unit	38
The control of our general partner may be transferred to a third party without unitholder consent	38
The incentive distribution rights of our general partner may be transferred to a third party without unitholder consent	38
Our general partner has a limited call right that may require our unitholders to sell their common units at an undesirable time or price	38
We may issue additional units without unitholder approval, which would dilute unitholder interests	39
Our general partner may, without unitholder approval, elect to cause us to issue common units and general partner units to it in connection with a resetting of the target distribution levels related to its incentive distribution rights. This could result in lower distributions to holders of our common units	39
Cost reimbursements due to our general partner and its affiliates will reduce cash available for distribution to our unitholders	40
There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and our unitholders could lose all or part of their investment	40
We will incur increased costs as a result of being a publicly traded partnership	41
Our unitholders who fail to furnish certain information requested by our general partner or who our general partner, upon receipt of such information, determines are not eligible citizens will not be entitled to receive distributions or allocations of income or loss on their common units and their common units will be subject to redemption	41
Our unitholders may have liability to repay distributions	41
Tax Risks	41
Our tax treatment depends on our status as a partnership for federal income tax purposes. If the IRS were to treat us as a corporation for federal income tax purposes, which would subject us to entity-level taxation, then our cash available for distribution to our unitholders would be substantially reduced	42
If we were subjected to a material amount of additional entity-level taxation by individual states, it would reduce our cash available for distribution to our unitholders	42
The tax treatment of publicly traded partnerships or an investment in our common units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis	42
Certain federal income tax preferences currently available with respect to coal exploration and development may be eliminated in future legislation	42
Our unitholders’ share of our income will be taxable to them for U.S. federal income tax purposes even if they do not receive any cash distributions from us	43
If the IRS contests the federal income tax positions we take, the market for our common units may be adversely impacted and the cost of any IRS contest will reduce our cash available for distribution to our unitholders	43

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Tax gain or loss on the disposition of our common units could be more or less than expected	43
Tax-exempt entities and non-U.S. persons face unique tax issues from owning our common units that may result in adverse tax consequences to them	43
We will treat each purchaser of common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units	44
We prorate our items of income, gain, loss and deduction for U.S. federal income tax purposes between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders	44
A unitholder whose common units are loaned to a “short seller” to cover a short sale of common units may be considered as having disposed of those common units. If so, he would no longer be treated for federal income tax purposes as a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition	44
We will adopt certain valuation methodologies and monthly conventions for U.S. federal income tax purposes that may result in a shift of income, gain, loss and deduction between our general partner and our unitholders. The IRS may challenge this treatment, which could adversely affect the value of the common units	44
The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes	45
As a result of investing in our common units, you may become subject to state and local taxes and return filing requirements in jurisdictions where we operate or own or acquire properties	45
USE OF PROCEEDS	46
CAPITALIZATION	48
DILUTION	49
CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS	50
General	50
Minimum Quarterly Distribution Rate	52
Anticipated Cash Available for Distribution for the Quarter Ended June 30, 2010	53
Historical and Forecasted Results of Operations and Cash Available for Distribution	53
Significant Forecast Assumptions	58
HOW WE MAKE CASH DISTRIBUTIONS	63
Distributions of Available Cash	63
Operating Surplus and Capital Surplus	64
Subordination Period	67
General Partner Interest and Incentive Distribution Rights	69
Percentage Allocations of Available Cash from Operating Surplus	70
General Partner’s Right to Reset Incentive Distribution Levels	70
Distributions from Capital Surplus	72
Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels	73
Distributions of Cash Upon Liquidation	73
SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL AND OPERATING DATA	76
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	80
Overview	80
Evaluating Our Results of Operations	81
Factors that Impact Our Business	83
Recent Trends and Economic Factors Affecting the Coal Industry	84

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You should rely only on the information contained in this prospectus, any free writing prospectus prepared by or on behalf of us or any other information to which we have referred you in connection with this offering. We have not, and the underwriters have not, authorized any other person to provide you with information different from that contained in this prospectus. Neither the delivery of this prospectus nor the sale of common units means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or the solicitation of an offer to buy the common units in any circumstances under which the offer or solicitation is unlawful.

SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the historical and pro forma consolidated financial statements and the notes to those financial statements, before purchasing our common units. The information presented in this prospectus assumes that the underwriters’ option to purchase additional common units is not exercised unless otherwise noted. You should read “Risk Factors” beginning on page 23 for information about important risks that you should consider before purchasing our common units.

Market and industry data and certain other statistical data used throughout this prospectus are based on independent industry publications, government publications and other published independent sources. In this prospectus, we refer to information regarding the coal industry in the United States and internationally that was obtained from the U.S. Department of Energy’s Energy Information Administration, or the EIA, John T. Boyd Company and the U.S. Mine Safety and Health Administration, or MSHA. These organizations are not affiliated with us.

References in this prospectus to “Oxford Resource Partners, LP,” “we,” “our,” “us” or like terms refer to Oxford Resource Partners, LP and its subsidiaries, including our wholly owned subsidiary, Oxford Mining Company, LLC, which is also our accounting predecessor. References to “Oxford Resources GP” or “our general partner” refer to Oxford Resources GP, LLC. We have included a glossary of some of the terms used in this prospectus as Appendix B.

Oxford Resource Partners, LP

We are a low cost producer of high value steam coal, and we are the largest producer of surface mined coal in Ohio. We focus on acquiring steam coal reserves that we can efficiently mine with our modern, large scale equipment. Our reserves and operations are strategically located in Northern Appalachia and the Illinois Basin to serve our primary market area of Illinois, Indiana, Kentucky, Ohio, Pennsylvania and West Virginia. We market our coal primarily to large utilities with coal-fired, base-load scrubbed power plants under long-term coal sales contracts. We believe that we will experience increased demand for our high-sulfur coal from power plants that have or will install scrubbers. Currently, there is over 54,500 megawatts of scrubbed base-load electric generating capacity in our primary market area and plans have been announced to add over 18,400 megawatts of additional scrubbed capacity by the end of 2017. We also believe that we will experience increased demand for our coal from power plants that use coal from Central Appalachia as production in that region continues to decline.

We currently have 17 active surface mines that are managed as eight mining complexes. During the first quarter of 2010, our largest mine represented 12.6% of our coal production. This diversity reduces the risk that operational issues at any one mine will have a material impact on our business or our results of operations. Consistent coal quality across many of our mines and the mobility of our equipment fleet allows us to reliably serve our customers from multiple mining complexes while optimizing our mining plan. Our operations also include two river terminals, strategically located in eastern Ohio and western Kentucky, that further enhance our ability to supply coal to our customers with river access from multiple mines.

During 2009 and the first quarter of 2010, we produced 5.8 million tons and 1.8 million tons of coal, respectively. During each of the last two quarters, we produced 0.4 million tons from the reserves we acquired in western Kentucky from Phoenix Coal on September 30, 2009. Based on our coal production for the first quarter of 2010, our annualized coal production for 2010 would be 7.2 million tons. During 2009 and the first quarter of 2010, we sold 6.3 million tons and 2.0 million tons of coal, respectively, including 0.5 million tons and 0.3 million tons of purchased coal, respectively. We currently have long-term coal sales contracts in place for 2010, 2011, 2012 and 2013 that represent 97.6%, 101.5%, 81.0% and 50.7%, respectively, of our 2010 estimated coal sales of 8.2 million tons. Members of our senior management team have long-standing relationships within our industry, and we believe those relationships will allow us to continue to obtain long-term contracts for our coal production that will continue to provide us with a reliable and stable revenue base.

As of December 31, 2009, we controlled 91.6 million tons of proven and probable coal reserves, of which 68.6 million tons were associated with our surface mining operations and the remaining 23.0 million tons consisted of underground coal reserves that we have subleased to a third party in exchange for an overriding royalty. Historically, we have been successful at replacing the reserves depleted by our annual production and growing our reserve base by acquiring reserves with low operational, geologic and regulatory risks and that were located near our mining operations or that otherwise had the potential to serve our primary market area. Over the last five years, we have produced 23.3 million tons of coal and acquired 52.6 million tons of proven and probable coal reserves, including 24.6 million tons of coal reserves that we acquired in connection with the Phoenix Coal acquisition. We believe that our existing relationships with owners of large reserve blocks and our position as the largest producer of surface mined coal in Ohio will allow us to continue to acquire reserves in the future.

For the year ended December 31, 2009 and the first quarter of 2010, we generated revenues of approximately $293.8 million and $88.1 million, respectively, net income (loss) attributable to our unitholders of approximately $23.5 million and $(0.3) million, respectively, and Adjusted EBITDA of approximately $50.8 million and $10.0 million, respectively. Please read “Selected Historical and Pro Forma Consolidated Financial and Operating Data” for our definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income (loss) attributable to our unitholders. The following table summarizes our mining complexes, our coal production for the year ended December 31, 2009 and the first quarter of 2010 and our coal reserves as of December 31, 2009:

			As of December 31, 2009
	Production for	Production for	Total
	the Year Ended	the Quarter	Proven &			Average	Average	Primary
	December 31,	Ended	Probable	Proven	Probable	Heat	Sulfur	Transportation
Mining Complexes	2009	March 31, 2010	Reserves(1)	Reserves(1)	Reserves(1)	Value	Content	Methods
	(in million tons)					(Btu/lb)	(%)

Surface Mining Operations:
Northern Appalachia (principally Ohio)
Cadiz	1.1	0.3	12.4	12.2	0.2	11,520	3.3	Barge, Rail
Tuscarawas County	0.9	0.3	8.8	8.8	0.0	11,570	3.7	Truck
Belmont County	1.3	0.3	6.6	6.3	0.3	11,510	3.7	Barge
Plainfield	0.5	0.1	6.4	6.4	0.0	11,350	4.4	Truck
New Lexington	0.6	0.1	4.9	4.0	0.9	11,260	4.0	Rail
Harrison(2)	0.7	0.2	2.8	2.8	0.0	12,040	1.8	Barge, Rail, Truck
Noble County	0.3	0.1	2.5	2.4	0.1	11,230	4.7	Barge, Truck
Illinois Basin (Kentucky)
Muhlenberg County	0.4 (3)	0.4	24.2	23.5	0.7	11,295	3.6	Barge, Truck

Total Surface Mining Operations	5.8	1.8	68.6	66.4	2.2

Underground Coal Reserves:
Northern Appalachia (Ohio)
Tusky(4)			23.0	18.6	4.4	12,900	2.1

Total Underground Coal Reserves			23.0	18.6	4.4

Total			91.6	85.0	6.6

(1)	Reported as recoverable coal reserves, which is the portion of the coal that could be economically and legally extracted or produced at the time of the reserve determination, taking into account mining recovery and preparation plant yield. For definitions of proven coal reserves, probable coal reserves and recoverable coal reserves, please read “Business — Coal Reserves.”

(2)	The Harrison mining complex is owned by Harrison Resources, LLC, our joint venture with CONSOL Energy, Inc. We own 51% of Harrison Resources and CONSOL Energy owns the remaining 49% through one of its subsidiaries. Because the results of operations of Harrison Resources are included in our consolidated financial statements for the year ended December 31, 2009 and the first quarter of 2010 as required by U.S. generally accepted accounting principles, or GAAP, coal production and proven and probable coal reserves attributable to the Harrison mining complex are presented on a gross basis assuming we owned 100% of Harrison Resources. Please read “Business — Mining Operations — Northern Appalachia — Harrison Mining Complex.”

(3)	Acquired from Phoenix Coal on September 30, 2009. As a result, production data for 2009 represents production from the date of acquisition through December 31, 2009.

(4)	Please read “Business — Coal Reserves — Underground Coal Reserves” for more information about our underground coal reserves at the Tusky mining complex, which we have subleased to a third party mining company in exchange for an overriding royalty. We received royalty payments on 0.6 million tons and 0.1 million tons of coal produced from the Tusky mining complex during 2009 and the first quarter of 2010, respectively.

Recent Developments

On June 22, 2010, our 51% owned subsidiary, Harrison Resources, entered into an agreement with CONSOL to purchase 3.4 million tons of coal reserves located near the Harrison mining complex for a purchase price currently estimated at approximately $17.0 million. A down payment of $850,000 is due at closing, with the balance of the purchase price to be funded by a non-interest bearing promissory note to be issued at the closing by Harrison Resources to CONSOL. Payments on the promissory note will not begin until the reserves are permitted, which is currently expected to occur in late 2011 or early 2012, and are payable thereafter in three annual installments of one-third, one-third and one-sixth of the principal amount, with the remainder payable as a royalty stream on certain excess coal tonnage produced from the reserves. The closing of this purchase is expected to occur on or before July 31, 2010.

Business Strategies

Our primary business objective is to maintain and, over time, increase our cash available for distribution by executing the following strategies:

•	Increasing coal sales to large utilities with coal-fired, base-load scrubbed power plants in our primary market area. In 2009, approximately 69% of the total electricity generated in our primary market area was generated by coal-fired power plants, compared to approximately 38% for the rest of the United States. We intend to continue to focus on marketing coal to large utilities with coal-fired, base-load scrubbed power plants in our primary market area of Illinois, Indiana, Kentucky, Ohio, Pennsylvania and West Virginia.

•	Maximizing profitability by maintaining highly efficient, diverse and low cost surface mining operations. We intend to focus on lowering costs and improving the productivity of our operations. We believe our focus on efficient surface mining practices results in our cash costs being among the lowest of our peers in Northern Appalachia, which we believe will allow us to compete effectively, especially during periods of declining coal prices. We are in the process of implementing the same mining practices that we currently use in Ohio at the mines that we recently acquired as a part of the Phoenix Coal acquisition.

•	Generating stable revenue by entering into long-term coal sales contracts. We intend to continue to enter into long-term coal sales contracts for substantially all of our annual coal production, which will reduce our exposure to fluctuations in market prices.

•	Continuing to grow our reserve base and production capacity. We intend to continue to grow our reserve base by acquiring reserves with low operational, geologic and regulatory risks that we can mine economically and that are located near our mining operations or otherwise have the potential to serve our primary market area. We intend to continue to grow our production capacity by expanding our fleet of large scale equipment and opening new mines as our sales commitments increase over time. Please read “Cash Distribution Policy and Restrictions on Distributions — General — Our Ability to Grow is Dependent on Our Ability to Access External Expansion Capital” for additional details on how we intend to grow our reserve base and production capacity and the limitations we face in implementing this strategy.

Competitive Strengths

We believe the following competitive strengths will enable us to execute our business strategies successfully:

•	We have an attractive portfolio of long-term coal sales contracts. We believe our long-term coal sales contracts provide us with a reliable and stable revenue base. We currently have long-term coal sales contracts in place for 2010, 2011, 2012 and 2013 that represent 97.6%, 101.5%, 81.0% and 50.7%, respectively, of our 2010 estimated coal sales of 8.2 million tons.

•	We have a successful history of growing our reserve base and production capacity. Historically, we have been successful at replacing the reserves depleted by our annual production and growing our reserve base by acquiring reserves with low operational, geologic and regulatory risks and that are located near our mining operations or that otherwise have the potential to serve our primary market area. We have also been successful in growing our production capacity by expanding our fleet of large scale equipment and opening new mines to meet our sales commitments. Over the last five years, we have produced 23.3 million tons of coal and acquired 52.6 million tons of proven and probable coal reserves, including 24.6 million tons of coal reserves that we acquired in connection with the Phoenix Coal acquisition.

•	Our mining operations are flexible and diverse. During the first quarter of 2010, our largest mine represented 12.6% of our coal production. We currently have 17 active surface mines that are managed as eight mining complexes. Consistent coal quality across many of our mines and the mobility of our equipment fleet allows us to reliably serve our customers from multiple mining complexes while optimizing our mining plan.

•	We are a low cost producer of coal. We use efficient mining practices that take advantage of economies of scale and reduce our operating costs per ton. Our use of large scale equipment, our good labor relations with our non-union workforce, the expertise of our general partner’s employees and their knowledge of our mining practices, our low level of legacy liabilities and our history of acquiring reserves without large up-front capital investments have positioned us as one of the lowest cash cost coal producers in Northern Appalachia.

•	Both production of, and demand for, the coal we produce are expected to increase in our primary market area. According to the EIA, production of coal in Northern Appalachia and the Illinois Basin is expected to increase by 29.2% and 33.1%, respectively, through 2015. This expected increase is attributable to anticipated increases in demand for high-sulfur coal from scrubbed power plants and from consumers of Central Appalachia coal as production in that region continues to decline.

•	Our general partner’s senior management team and key operational employees have extensive industry experience. The members of our general partner’s senior management team have, on average, 24 years of experience in the coal industry and have a track record of acquiring, building and operating businesses profitably and safely.

•	We have a strong safety and environmental record. We operate some of the industry’s safest mines. From 2006 through 2009, our MSHA reportable incident rate was on average 14.4% lower than the rate for all surface coal mines in the United States. We have won numerous awards for our strong safety and environmental record.

Recent Coal Market Conditions and Trends

Coal consumption and production in the United States have been driven in recent periods by several market dynamics and trends. The recent global economic downturn has negatively impacted coal demand in the short-term, but long-term projections for coal demand remain positive.

•	Favorable long-term outlook for U.S. steam coal market. Although domestic coal consumption declined in 2009 due to the global economic downturn, the EIA forecasts that domestic coal consumption will increase by 14.4% through 2015 and by 32.2% through 2035, primarily due to the projected continued growth in coal-fired electric power generation demand.

•	Increase in coal production in Northern Appalachia and in the Illinois Basin. According to the EIA, coal production in Northern Appalachia and the Illinois Basin is expected to grow by 29.2% and 33.1%, respectively, through 2015 and by 35.7% and 42.8%, respectively, through 2035.

•	Decline in coal production in Central Appalachia. The EIA forecasts that coal production in Central Appalachia, the nation’s second largest coal production area, will decline by 34.5% through 2015 and by 54.1% through 2035. This decline will be offset by production from other U.S. regions, including Northern Appalachia and the Illinois Basin.

•	Expected near-term increases in international demand for U.S. coal exports. Although down from the previous year, U.S. exports began to increase in the second half of 2009, supported by recovering global economies and continued rapid growth in electric power generation and steel production capacity in Asia, particularly in China and India. Also, increased international demand for higher priced metallurgical coal has resulted in certain coal from Central Appalachia and Northern Appalachia, which can serve as either metallurgical or steam coal, being drawn into the metallurgical coal export market, which further reduces supplies of steam coal from this region for domestic consumption.

•	Development of new coal-related technologies will lead to increased demand for coal. The EIA projects that new coal-to-liquids plants will account for 32 million tons of annual coal demand in ten years and that amount will more than double to 68 million tons by 2035. In addition, through the American Recovery and Reinstatement Act, or ARRA, the U.S. government has targeted over $1.5 billion to carbon capture and sequestration, or CCS, research and another $800 million for the Clean Coal Power Initiative, a ten-year program supporting commercial application of CCS technology.

•	Increasingly stringent air quality legislation will continue to impact the demand for coal. A series of more stringent requirements related to particulate matter, ozone, mercury, sulfur dioxide, nitrogen oxide, carbon dioxide and other air emissions have been proposed or enacted by federal or state regulatory authorities in recent years. Considerable uncertainty is associated with these air quality regulations, some of which have been the subject of legal challenges in courts, and the actual timing of implementation remains uncertain.

Our History

We are a Delaware limited partnership that was formed in August 2007 by American Infrastructure MLP Fund, L.P. and our founders, Charles C. Ungurean, the President and Chief Executive Officer of our general partner and a member of the board of directors of our general partner, and Thomas T. Ungurean, the Senior Vice President, Equipment, Procurement and Maintenance of our general partner. Each of our two founders has over 37 years of experience in the coal mining industry. In connection with our formation, our founders contributed all of their interests in Oxford Mining Company to us.

Our founders formed Oxford Mining Company in 1985 to provide contract mining services to a mining division of a major oil company. In 1989, our founders transitioned Oxford Mining Company from a contract miner into a producer of its own coal reserves. In January 2007, Oxford Mining Company entered into a joint venture, Harrison Resources, with a subsidiary of CONSOL Energy to mine surface coal reserves purchased from CONSOL Energy.

In September 2009, we completed the acquisition of Phoenix Coal’s active surface mining operations. The Phoenix Coal acquisition provided us with an entry into the Illinois Basin in western Kentucky and included one mining complex comprised of four mines as well as the Island river terminal on the Green River in western Kentucky. In connection with this acquisition, we increased our total proven and probable coal reserves by 24.6 million tons.

Our Sponsors

American Infrastructure MLP Fund, L.P., together with its subsidiaries and affiliates, or AIM, is a private investment firm specializing in natural resources, infrastructure and real property. AIM, along with certain of the funds that AIM advises, indirectly owns all of the ownership interests in AIM Oxford Holdings, LLC, or AIM Oxford. Brian D. Barlow, Matthew P. Carbone and George E. McCown serve on the board of directors of our general partner and are principals of AIM and have ownership interests in AIM. After completion of this offering, AIM Oxford will continue to hold 66.3% of the ownership interests in our general partner and will hold 9.0% of our common units and 66.3% of our subordinated units (36.9% of our total units).

C&T Coal, Inc., or C&T Coal, is owned by our founders, Charles C. Ungurean and Thomas T. Ungurean. After completion of this offering, C&T Coal will continue to hold 33.7% of the ownership interests in our general partner and will hold 4.6% of our common units and 33.7% of our subordinated units (18.8% of our total units).

In connection with the contribution of Oxford Mining Company to us in August 2007, C&T Coal, Charles C. Ungurean and Thomas T. Ungurean agreed that they would not compete with us in the coal mining business in Illinois, Kentucky, Ohio, Pennsylvania, West Virginia and Virginia. This non-compete agreement is in effect until August 24, 2014.

Summary of Risk Factors

An investment in our common units involves risks associated with our business, our partnership structure and the tax characteristics of our common units. The following is a summary of our risk factors. Please read “Risk Factors” beginning on page 23 carefully for a more thorough description of these risks.

Risks Related to Our Business

•	We may not have sufficient cash to enable us to pay the minimum quarterly distribution on our common units following the establishment of cash reserves by our general partner and the payment of costs and expenses, including reimbursement of expenses to our general partner.

•	We must generate approximately $36.7 million of available cash from operating surplus to pay the minimum quarterly distribution for four quarters on all of our common units, subordinated units and general partner units that will be outstanding immediately after this offering. For the year ended December 31, 2009 and the twelve months ended March 31, 2010, we generated only $16.1 million and $10.8 million of available cash from operating surplus, respectively, and would not have been able to pay the full minimum quarterly distribution on our common units or any distributions on our subordinated units during those periods. In addition, we believe that we will not have generated cash available for distribution for the quarter ended June 30, 2010 sufficient to pay the full minimum quarterly distribution on all of our common units, subordinated units and general partner units that will be outstanding immediately after this offering.

•	The assumptions underlying the forecast of cash available for distribution that we include in “Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and subject to significant risks that could cause our actual cash available for distribution to differ materially from our forecast.

•	Decreases in demand for electricity and changes in coal consumption patterns of U.S. electric power generators could adversely affect our business.

•	Our long-term coal sales contracts subject us to renewal risks.

•	Our inability to acquire additional coal reserves that are economically recoverable may have a material adverse effect on our future profitability.

•	Competition within the coal industry may materially and adversely affect our ability to sell coal at an acceptable price.

•	We depend on a limited number of customers for a significant portion of our revenues, and the loss of, or significant reduction in, purchases by any of them could adversely affect our results of operations and cash available for distribution to our unitholders.

•	New regulatory requirements limiting greenhouse gas emissions could adversely affect coal-fired power generation and reduce the demand for coal as a fuel source, which could cause the price and quantity of the coal we sell to decline materially.

•	Existing and future regulatory requirements relating to sulfur dioxide and other air emissions could affect our customers and could reduce the demand for the high-sulfur coal we produce and cause coal prices and sales of our high-sulfur coal to decline materially.

•	Our coal mining operations are subject to operating risks, which could result in materially increased operating expenses and decreased production levels and could have a material adverse effect on our business, financial condition or results of operations.

•	In the future, we may not receive cash distributions from Harrison Resources, and Harrison Resources may not be able to acquire additional reserves on economical terms from CONSOL Energy.

•	A significant portion of the cash available for distribution to our unitholders is derived from royalty payments we receive on our underground coal reserves, which we do not operate.

•	Increases in the cost of diesel fuel and explosives, or the inability to obtain a sufficient quantity of those supplies, could increase our operating expenses, disrupt or delay our production and have a material adverse effect on our profitability.

•	Extensive environmental laws and regulations impose significant costs on our mining operations, and future laws and regulations could materially increase those costs or limit our ability to produce and sell coal.

•	We may be unable to obtain, maintain or renew permits necessary for our operations, which would materially reduce our production, cash flows and profitability.

•	If the assumptions underlying our reclamation and mine closure obligations are materially inaccurate, our costs could be significantly greater than anticipated.

•	Debt we incur in the future may limit our flexibility to obtain financing and to pursue other business opportunities.

•	Restrictions in our new credit facility could adversely affect our business, financial condition, results of operations, ability to make distributions to unitholders and value of our common units.

•	Our operations may impact the environment or cause environmental contamination, which could result in material liabilities to us.

•	Our ability to operate our business effectively could be impaired if we fail to attract and retain key management personnel.

•	A shortage of skilled labor in the mining industry could reduce labor productivity and increase costs, which could have a material adverse effect on our business and results of operations.

•	Our work force could become unionized in the future, which could adversely affect the stability of our production and materially reduce our profitability.

•	Inaccuracies in our estimates of our coal reserves could result in lower than expected revenues or higher than expected costs.

•	Our ability to collect payments from our customers could be impaired if their creditworthiness deteriorates.

•	Failure to obtain, maintain or renew our security arrangements, such as surety bonds or letters of credit, in a timely manner and on acceptable terms could have an adverse effect on our cash available for distribution to our unitholders.

•	The amount of estimated reserve replacement expenditures our general partner is required to deduct from operating surplus each quarter is based on our current estimates and could increase in the future, resulting in a decrease in available cash from operating surplus that could be distributed to our unitholders.

•	Our management team does not have experience managing our business as a stand-alone publicly traded partnership, and if they are unable to manage our business as a publicly traded partnership our business may be affected.

•	We will be required by Section 404 of the Sarbanes-Oxley Act to evaluate the effectiveness of our internal controls. If we are unable to establish and maintain effective internal controls, our financial condition and operating results could be adversely affected.

•	Terrorist attacks and threats, escalation of military activity in response to these attacks or acts of war could have a material adverse effect on our business, financial condition or results of operations.

Risks Inherent in an Investment in Us

•	Our partnership agreement limits our general partner’s fiduciary duties to our unitholders and restricts the remedies available to our unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

•	Our general partner and its affiliates have conflicts of interest with us, and their limited fiduciary duties to our unitholders may permit them to favor their own interests to the detriment of our unitholders.

•	Our unitholders have limited voting rights and are not entitled to elect our general partner or its directors or initially to remove our general partner without its consent.

•	Our unitholders will experience immediate and substantial dilution of $12.93 per common unit.

•	The control of our general partner may be transferred to a third party without unitholder consent.

•	The incentive distribution rights of our general partner may be transferred to a third party without unitholder consent.

•	Our general partner has a limited call right that may require our unitholders to sell their common units at an undesirable time or price.

•	We may issue additional units without unitholder approval, which would dilute unitholder interests.

•	Our general partner may, without unitholder approval, elect to cause us to issue common units and general partner units to it in connection with a resetting of the target distribution levels related to its incentive distribution rights. This could result in lower distributions to holders of our common units.

•	Cost reimbursements due to our general partner and its affiliates will reduce cash available for distribution to our unitholders.

•	There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and our unitholders could lose all or part of their investment.

•	We will incur increased costs as a result of being a publicly traded partnership.

•	Our unitholders who fail to furnish certain information requested by our general partner or who our general partner, upon receipt of such information, determines are not eligible citizens will not be entitled to receive distributions or allocations of income or loss on their common units and their common units will be subject to redemption.

•	Our unitholders may have liability to repay distributions.

Tax Risks

•	Our tax treatment depends on our status as a partnership for federal income tax purposes. If the IRS were to treat us as a corporation for federal income tax purposes, which would subject us to entity-level taxation, then our cash available for distribution to our unitholders would be substantially reduced.

•	If we were subjected to a material amount of additional entity-level taxation by individual states, it would reduce our cash available for distribution to our unitholders.

•	The tax treatment of publicly traded partnerships or an investment in our common units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

•	Certain federal income tax preferences currently available with respect to coal exploration and development may be eliminated in future legislation.

•	Our unitholders’ share of our income will be taxable to them for U.S. federal income tax purposes even if they do not receive any cash distributions from us.

•	If the IRS contests the federal income tax positions we take, the market for our common units may be adversely impacted and the cost of any IRS contest will reduce our cash available for distribution to our unitholders.

•	Tax gain or loss on the disposition of our common units could be more or less than expected.

•	Tax-exempt entities and non-U.S. persons face unique tax issues from owning our common units that may result in adverse tax consequences to them.

•	We will treat each purchaser of our common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of our common units.

•	We prorate our items of income, gain, loss and deduction for U.S. federal income tax purposes between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

•	A unitholder whose common units are loaned to a “short seller” to cover a short sale of common units may be considered as having disposed of those common units. If so, such unitholder would no longer be treated for federal income tax purposes as a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition.

•	We will adopt certain valuation methodologies and monthly conventions for U.S. federal income tax purposes that may result in a shift of income, gain, loss and deduction between our general partner and our unitholders. The IRS may challenge this treatment, which could adversely affect the value of our common units.

•	The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

•	As a result of investing in our common units, you may become subject to state and local taxes and return filing requirements in jurisdictions where we operate or own or acquire properties.

The Transactions

Immediately prior to the closing of this offering:

•	we will distribute pro rata, in accordance with their respective interests in us, the right to receive cash collected from an aggregate of $21.0 million of our accounts receivable to our general partner, C&T Coal, AIM Oxford and the participants in the Oxford Resource Partners, LP Long-Term Incentive Plan, or our LTIP, that hold our common units;

•	each general partner unit held by our general partner will automatically split into 1.82 general partner units, resulting in the ownership by our general partner of an aggregate of 244,607 general partner units, representing a 2.0% general partner interest in us;

•	each common unit held by participants in our LTIP will automatically split into 1.82 common units, resulting in their ownership of an aggregate of 126,565 common units, representing an aggregate 1.0% limited partner interest in us;

•	each outstanding phantom unit granted to participants in our LTIP will automatically split into 1.82 phantom units, resulting in their holding an aggregate of 181,248 phantom units;

•	each Class B common unit held by C&T Coal will automatically split into 1.82 Class B common units, resulting in C&T Coal’s ownership of an aggregate of 3,999,696 Class B common units, representing an aggregate 32.7% limited partner interest in us; and

•	each Class B common unit held by AIM Oxford will automatically split into 1.82 Class B common units, resulting in AIM Oxford’s ownership of an aggregate of 7,859,487 Class B common units, representing an aggregate 64.3% limited partner interest in us.

In connection with the closing of this offering:

•	all of our Class B common units held by C&T Coal will automatically convert into: (i) 532,476 common units and (ii) 3,467,220 subordinated units;

•	all of our Class B common units held by AIM Oxford will automatically convert into: (i) 1,046,327 common units and (ii) 6,813,160 subordinated units;

•	we will issue 8,750,000 common units to the public in this offering;

•	C&T Coal and AIM Oxford will contribute 59,022 common units and 115,978 common units, respectively, to our general partner as a capital contribution;

•	our general partner will contribute the common units contributed to it by C&T Coal and AIM Oxford to us in exchange for 175,000 general partner units in order to maintain its 2.0% general partner interest in us;

•	we will use the net proceeds from this offering for the purposes set forth in “Use of Proceeds”;

•	we will enter into a new credit facility; and

•	we will use the net proceeds from borrowings under our new credit facility for the purposes set forth in “Use of Proceeds.”

Organizational Structure

The following is a simplified diagram of our ownership structure after giving effect to this offering and the related transactions.

Public common units	41.7%
Interests of C&T Coal, AIM Oxford and Oxford Resources GP:
Common units held by C&T Coal	2.3%
Common units held by AIM Oxford	4.4%
Subordinated units held by C&T Coal	16.5%
Subordinated units held by AIM Oxford	32.5%
General partner units held by Oxford Resources GP	2.0%
Common units held by participants in our LTIP	0.6%

100%

Management and Ownership

We are managed and operated by the board of directors and executive officers of our general partner, Oxford Resources GP. Currently, and upon the consummation of this offering, C&T Coal and AIM Oxford will own all of the ownership interests in our general partner. Our unitholders will not be entitled to elect our general partner or its directors or otherwise directly participate in our management or operation. Charles C. Ungurean, the President and Chief Executive Officer of our general partner and a member of the board of directors of our general partner, and Thomas T. Ungurean, the Senior Vice President, Equipment, Procurement and Maintenance of our general partner, own all of the equity interests in C&T Coal. In addition, Brian D. Barlow, Matthew P. Carbone and George E. McCown serve on the board of directors of our general partner and are principals of AIM and have ownership interests in AIM. For information about the executive officers and directors of our general partner, please read “Management.” Our general partner will be liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made specifically nonrecourse to it. Whenever possible, our general partner intends to cause us to incur indebtedness or other obligations that are nonrecourse to it.

In order to maintain operational flexibility, our operations will be conducted through, and our operating assets will be owned by, Oxford Mining Company and its subsidiaries. However, we, Oxford Mining Company and its subsidiaries do not have any employees. All of the employees that conduct our business are employed by our general partner, but we sometimes refer to these individuals in this prospectus as our employees.

Following the consummation of this offering, our general partner and its affiliates will not receive any management fee or other compensation in connection with our general partner’s management of our business, but will be reimbursed for expenses incurred on our behalf. These expenses include the costs of officer and director and other employee compensation and benefits properly allocable to us, and all other expenses necessary or appropriate for the conduct of our business and allocable to us. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us.

Our general partner owns general partner units representing a 2.0% general partner interest in us, which entitles it to receive 2.0% of all the distributions we make. Our general partner also owns all of our incentive distribution rights, which will entitle it to increasing percentages, up to a maximum of 48.0%, of the cash we distribute in excess of $0.5031 per unit per quarter, after the closing of our initial public offering. Please read “Certain Relationships and Related Party Transactions.”

Principal Executive Offices

Our principal executive offices are located at 41 South High Street, Suite 3450, Columbus, Ohio 43215. Our phone number is (614) 643-0314. Following the completion of this offering, our website will be located at http://www.oxfordresources.com. We expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Summary of Conflicts of Interest and Fiduciary Duties

General.  Our general partner and its directors and officers have a legal duty to manage us in a manner beneficial to our unitholders. This legal duty originates under state law in statutes and judicial decisions and is commonly referred to as a “fiduciary duty.” However, because our general partner is owned by C&T Coal and AIM Oxford, the directors and officers of our general partner also have fiduciary duties to manage the business of our general partner in a manner beneficial to C&T Coal and AIM Oxford. As a result, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and our general partner and its affiliates, on the other hand. For a more detailed description of the conflicts of interest and fiduciary duties of our general partner, please read “Conflicts of Interest and Fiduciary Duties.”

Partnership Agreement Modifications of Fiduciary Duties.  Delaware law provides that Delaware limited partnerships may, in their partnership agreements, restrict or expand the fiduciary duties owed by the general partner to limited partners and the partnership. Our partnership agreement limits the liability of, and reduces the fiduciary duties owed by, our general partner and the directors and officers of our general partner to us and our unitholders. Our partnership agreement also restricts the remedies available to our unitholders for actions that might otherwise constitute breaches of fiduciary duty by our general partner and its directors and officers. By purchasing a common unit, our unitholders are treated as having consented to various actions contemplated in the partnership agreement and conflicts of interest that might otherwise be considered a breach of fiduciary or other duties under applicable law. Please read “Conflicts of Interest and Fiduciary Duties — Fiduciary Duties” for a description of the fiduciary duties imposed on our general partner and its directors and officers by Delaware law, the material modifications of these duties contained in our partnership agreement and certain legal rights and remedies available to our unitholders.

For a description of our other relationships with our affiliates, please read “Certain Relationships and Related Party Transactions.”

The Offering

Common units offered to the public	8,750,000 common units.

10,062,500 common units if the underwriters exercise their option to purchase additional common units in full.

Units outstanding after this offering	10,280,368 common units representing a 49.0% limited partner interest in us and 10,280,380 subordinated units representing a 49.0% limited partner interest in us.

Our general partner will own 419,607 general partner units, representing a 2.0% general partner interest in us.

Use of proceeds	We intend to use the net proceeds from this offering of approximately $150.5 million, after deducting underwriting discounts and commissions and structuring fees but before paying offering expenses, to (i) repay in full the outstanding balance under our existing credit facility, (ii) distribute approximately $18.3 million to C&T Coal, (iii) distribute approximately $0.6 million to the participants in our LTIP that hold our common units, (iv) terminate our advisory services agreement with affiliates of AIM for a payment of approximately $2.5 million, (v) pay offering expenses of approximately $3.1 million, (vi) purchase currently leased and additional major mining equipment for approximately $22.1 million and (vii) replenish approximately $7.4 million of our working capital.

We will use the proceeds from borrowings of approximately $86.0 million under our new credit facility to (i) distribute approximately $35.9 million to AIM Oxford, (ii) pay fees and expenses relating to our new credit facility of approximately $5.3 million, (iii) distribute approximately $1.1 million to our general partner in respect of its general partner interest, (iv) replenish approximately $11.6 million of our working capital that we distributed to our partners immediately prior to the closing of this offering and (v) purchase currently leased and additional major mining equipment for approximately $32.1 million.

If the underwriters’ option to purchase additional common units is exercised in full, we will use the net proceeds to redeem from C&T Coal and AIM Oxford a number of common units equal to the number of common units issued upon such exercise, at a price per common unit equal to the proceeds per common unit before expenses but after deducting underwriting discounts and commissions and structuring fees.

For more information about our use of the proceeds of this offering, including a tabular summary, please read “Use of Proceeds.”

Cash distributions	We intend to pay a minimum quarterly distribution of $0.4375 per common unit (or $1.75 per common unit on an annualized basis) to the extent we have sufficient cash after the establishment of cash reserves by our general partner and the payment of our costs and expenses, including reimbursement of expenses to our general partner and its affiliates.

Our ability to pay cash distributions at this minimum quarterly distribution rate is subject to various restrictions and other factors described in more detail under “Cash Distribution Policy and Restrictions on Distributions.”

We do not expect to make distributions with respect to the quarter ended June 30, 2010 or for the period that begins on July 1, 2010 and ends on the day prior to the closing of this offering other than the distributions to be made in connection with the closing of this offering that are described in “Summary — The Transactions” and “Use of Proceeds.” We will adjust the minimum quarterly distribution for the period from the closing of this offering through September 30, 2010 based on the actual length of the period.

Our partnership agreement requires us to distribute all of our cash on hand at the end of each quarter after the payment of costs and expenses, less reserves established by our general partner. We refer to this cash as “available cash,” and we define its meaning in our partnership agreement, in “How We Make Cash Distributions — Distributions of Available Cash — Definition of Available Cash” and in the glossary of terms attached as Appendix B.

In general, we will pay any cash distributions we make each quarter in the following manner:

• first, 98.0% to the holders of common units and 2.0% to our general partner, until each common unit has received a minimum quarterly distribution of $0.4375 plus any arrearages from prior quarters;

• second, 98.0% to the holders of subordinated units and 2.0% to our general partner, until each subordinated unit has received a minimum quarterly distribution of $0.4375; and

• third, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each unit has received a distribution of $0.5031.

If cash distributions to our unitholders exceed $0.5031 per common and subordinated unit in any quarter, our unitholders and our general partner will receive distributions according to the following percentage allocations:

	Marginal Percentage Interest
Total Quarterly Distribution	in Distributions
Target Amount	Unitholders	General Partner

above $0.5031 up to $0.5469	85%	15%
above $0.5469 up to $0.6563	75%	25%
above $0.6563	50%	50%

Please read “How We Make Cash Distribution — General Partner Interest and Incentive Distribution Rights.”

Our historical cash available for distribution generated during the year ended December 31, 2009 and the twelve months ended March 31, 2010 was $16.1 million and $10.8 million, respectively. The amount of available cash we need to pay the minimum quarterly distribution for four quarters on our common units, subordinated units and general partner units to be outstanding immediately after this offering is approximately $36.7 million (or an average of $9.2 million per quarter). As a result, for the year ended December 31, 2009 and the twelve months ended March 31, 2010 we would have generated aggregate available cash sufficient to pay only 87.8% and 58.8%, respectively, of the aggregate minimum quarterly distribution on our common units during those periods, and we would not have been able to pay any distributions on our subordinated units in those periods. We have not used quarter-by-quarter estimates for each quarter in the year ended December 31, 2009 and the twelve months ended March 31, 2010 to determine if we would have generated available cash sufficient to pay the minimum quarterly distribution for each quarter during those periods. Please read “Cash Distribution Policy and Restrictions on Distributions — Historical and Forecasted Results of Operations and Cash Available for Distribution.”

We have included a forecast of our cash available for distribution for the twelve months ending June 30, 2011 in “Cash Distribution Policy and Restrictions on Distributions — Historical and Forecasted Results of Operations and Cash Available for Distribution.” We believe, based on our financial forecast and related assumptions, that we will have sufficient available cash to enable us to pay the full minimum quarterly distribution of $0.4375 on all of our common units and subordinated units and the corresponding distribution on our general partner’s 2.0% general partner interest for the four quarters ending June 30, 2011. Based on our financial forecast and related assumptions, we forecast that our cash available for distribution for the twelve months ending June 30, 2011 will be approximately $44.1 million. Although we believe we will have available cash sufficient to pay the minimum quarterly distribution on all of our units for each quarter in the forecast period, we do not provide a quarterly forecast for each quarter in the forecast period due to the uncertainty surrounding the precise timing of certain anticipated capital expenditures during the latter part of the forecast period. During the quarter ending September 30, 2010, we expect that cash generated from operations will be approximately $6.9 million, or approximately $2.3 million less than the amount of cash needed to pay the entire minimum quarterly distribution on all of our outstanding units. As a result, during that period we expect to generate cash from operations sufficient to pay the entire minimum quarterly distribution on our common units, but only 52.9% of the minimum quarterly distribution on our subordinated units. We expect to fund the additional $2.3 million distribution on our subordinated units with cash on-hand or working capital borrowings.

Our financial forecast does not include the quarter ended June 30, 2010 and we do not have complete financial information available with respect to that quarter. However, based on the preliminary financial information we have available at this time, we believe that we will not have generated cash available for distribution for the quarter ended June 30, 2010 sufficient to pay the full minimum quarterly distribution on all of our common units, subordinated units and general partner units that will be outstanding immediately after this offering. Please read “Cash Distribution Policy and Restrictions on Distributions — Anticipated Cash Available for Distribution for the Quarter Ended June 30, 2010.”

Although we do not anticipate any distributions out of capital surplus, as opposed to operating surplus, any such distributions would constitute a return of capital to our unitholders and would result in a reduction in the minimum quarterly distribution and target distribution levels. For a further description of the treatment of distributions from capital surplus, please read “How We Make Cash Distributions — Distributions from Capital Surplus — Effect of a Distribution from Capital Surplus.”

Subordinated units	C&T Coal and AIM Oxford will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that, in any quarter during the subordination period, the subordinated units are not entitled to receive any distributions of available cash until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages.

Conversion of subordinated units	The subordination period will end on the first business day after we have earned and paid from operating surplus generated in the applicable period at least (i) $1.75 (the minimum quarterly distribution on an annualized basis) on each outstanding common and subordinated unit and the corresponding distribution on our general partner units for each of three consecutive, non-overlapping four quarter periods ending on or after September 30, 2013 or (ii) $0.65625 per quarter (150.0% of the minimum quarterly distribution, which is $2.625 on an annualized basis) on each outstanding common and subordinated unit and the corresponding distributions on our general partner units for any four quarter period ending on or after September 30, 2011, in each case provided there are no arrearages on our common units at that time.

In addition, the subordination period will end upon the removal of our general partner other than for cause if the units held by our general partner and its affiliates are not voted in favor of such removal.

When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, and the common units will no longer be entitled to arrearages. Please read “How We Make Cash Distributions — Subordination Period.”

General partner’s right to reset the target distribution levels	Our general partner has the right, at a time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (48%) for each of the prior four consecutive fiscal quarters, to reset the initial cash target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election. Following a reset election by our general partner, the minimum quarterly distribution will be adjusted to equal the reset minimum quarterly distribution, and the target distribution levels will be reset to correspondingly higher levels based on the same percentage increases above the reset minimum quarterly distribution.

If our general partner elects to reset the target distribution levels, it will be entitled to receive common units and additional general partner units. The number of common units to be issued to our general partner will be equal to the number of common units that would have entitled their holder to an aggregate quarterly cash distribution equal to the average of the distributions to our general partner on the incentive distribution rights in the prior two quarters, assuming a per unit distribution equal to the average of the distribution for the prior two quarters. Our general partner will be issued the number of general partner units necessary to maintain its general partner interest in us immediately prior to the reset election. Please read “How We Make Cash Distributions — General Partner’s Right to Reset Incentive Distribution Levels.”

Issuance of additional units	Our partnership agreement authorizes us to issue an unlimited number of additional units without the approval of our unitholders. Please read “Units Eligible for Future Sale” and “The Partnership Agreement — Issuance of Additional Securities.”

Limited voting rights	Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business. Our unitholders will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 80% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, our general partner and its affiliates will own an aggregate of 57.1% of our common and subordinated units. This will give our general partner the ability to prevent its involuntary removal. Please read “The Partnership Agreement — Voting Rights.”

Limited call right	If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price not less than the then-current market price of the common units. Please read “The Partnership Agreement — Limited Call Right.”

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2013, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 25% or less of the cash distributed with respect to that period.

For example, if you receive an annual distribution of $1.75 per unit, we estimate that your average allocable federal taxable income per year will be no more than approximately $0.44 per unit. Please read “Material Federal Income Tax Consequences — Tax Consequences of Unit Ownership — Ratio of Taxable Income to Distributions” for the basis of this estimate.

Directed unit program	At our request, the underwriters have established a directed unit program under which they have reserved for sale at the initial public offering price up to 5% of the common units offered by this prospectus for our officers, directors and employees of our general partner and certain friends and family of our sponsors, and the officers, directors and employees of our general partner. The number of common units available for sale to the public will be reduced by the number of directed common units purchased by participants in the program. Any directed common units not so purchased will be offered by the underwriters to the public on the same basis as the other common units offered by this prospectus. Please read “Underwriting — Directed Unit Program.”

Material federal income tax consequences	For a discussion of the material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Material Federal Income Tax Consequences.”

Exchange listing	Our common units have been approved for listing on the New York Stock Exchange under the symbol “OXF.”

Summary Historical and Pro Forma Consolidated Financial and Operating Data

The following table presents our summary historical consolidated financial and operating data, as well as that of our accounting predecessor and wholly owned subsidiary, Oxford Mining Company, as of the dates and for the periods indicated. The following table also presents our summary pro forma consolidated financial and operating data as of the dates and for the periods indicated.

The summary historical consolidated financial data presented as of August 23, 2007 and for the period from January 1, 2007 to August 23, 2007 are derived from the audited historical consolidated financial statements of Oxford Mining Company that are included elsewhere in this prospectus. The summary historical consolidated financial data presented as of December 31, 2007, for the period from August 24, 2007 to December 31, 2007 and as of and for the years ended December 31, 2008 and 2009 are derived from our audited historical consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated financial data presented as of and for the quarters ended March 31, 2009 and 2010 are derived from our unaudited historical condensed consolidated financial statements included elsewhere in this prospectus.

The summary pro forma consolidated financial data presented for the year ended December 31, 2009 and as of and for the quarter ended March 31, 2010 are derived from our unaudited pro forma consolidated financial statements included elsewhere in this prospectus. Our unaudited pro forma consolidated financial statements give pro forma effect to (i) the Phoenix Coal acquisition and (ii) this offering and the transactions related to this offering described in “Summary — The Transactions” and the application of the net proceeds from this offering described in “Use of Proceeds.” The unaudited pro forma consolidated balance sheet as of March 31, 2010 assumes this offering occurred as of March 31, 2010. The unaudited pro forma consolidated statements of operations for the year ended December 31, 2009 and the quarter ended March 31, 2010 assume the Phoenix Coal acquisition, this offering and the transactions related to this offering occurred as of January 1, 2009. We have not given pro forma effect to incremental selling, general and administrative expenses of approximately $3.0 million that we expect to incur as a result of being a publicly traded partnership.

For a detailed discussion of the following table, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The following table should also be read in conjunction with “Summary — The Transactions,” “Use of Proceeds,” “Business — Our History,” the historical consolidated financial statements of Oxford Mining Company, the historical combined financial statements for the carved-out surface mining operations of Phoenix Coal and our unaudited pro forma consolidated financial statements and audited consolidated financial statements included elsewhere in this prospectus. Among other things, those historical and pro forma consolidated financial statements include more detailed information regarding the basis of presentation for the information in the following table.

The following table presents a non-GAAP financial measure, Adjusted EBITDA, which we use in our business as it is an important supplemental measure of our performance. Adjusted EBITDA represents net income (loss) attributable to our unitholders before interest, taxes, depreciation, depletion and amortization, gain from purchase of a business, amortization of below-market coal sales contracts and non-cash equity compensation expense. This measure is not calculated or presented in accordance with GAAP. We explain this measure below and reconcile it to its most directly comparable financial measure calculated and presented in accordance with GAAP.

	Oxford
	Mining						Pro Forma Oxford
	Company	Oxford Resource Partners, LP					Resource Partners, LP
	(Predecessor)	(Successor)					(Successor)
	Period from	Period from
	January 1,	August 24,						Quarter
	2007 to	2007 to	Year Ended		Quarter Ended		Year Ended	Ended
	August 23,	December 31,	December 31,		March 31,		December 31,	March 31,
	2007	2007	2008	2009	2009	2010	2009	2010
					(unaudited)
			(In thousands, except per ton amounts)				(unaudited)
Statement of Operations Data:
Revenues:
Coal sales	$96,799	$61,324	$193,699	$254,171	$67,377	$76,756	$312,490	$76,756
Transportation revenue	18,083	10,204	31,839	32,490	8,660	9,530	37,221	9,530
Royalty and non-coal revenue	3,267	1,407	4,951	7,183	2,402	1,774	7,183	1,774

Total revenues	118,149	72,935	230,489	293,844	78,439	88,060	356,894	88,060
Costs and expenses:
Cost of coal sales (excluding DD&A, shown separately)	70,415	40,721	151,421	170,698	40,825	55,186	208,574	53,254
Cost of purchased coal	17,494	9,468	12,925	19,487	8,505	7,859	29,792	7,859
Cost of transportation	18,083	10,204	31,839	32,490	8,660	9,530	37,221	9,530
Depreciation, depletion, and amortization	9,025	4,926	16,660	25,902	5,688	8,777	41,369	11,270
Selling, general and administrative expenses	3,643	2,114	9,577	13,242	3,101	3,535	25,735	3,458

Total costs and expenses	118,660	67,433	222,422	261,819	66,779	84,887	342,691	85,371

Income (loss) from operations	(511)	5,502	8,067	32,025	11,660	3,173	14,203	2,689
Interest income	26	55	62	35	11	1	39	1
Interest expense	(2,386)	(3,498)	(7,720)	(6,484)	(1,123)	(1,833)	(7,906)	(1,978)
Gain from purchase of business(1)	—	—	—	3,823	—	—	3,823	—

Net income (loss)	(2,871)	2,059	409	29,399	10,548	1,341	10,159	712
Less: Net income attributable to noncontrolling interest	(682)	(537)	(2,891)	(5,895)	(1,165)	(1,628)	(5,895)	(1,628)

Net income (loss) attributable to Oxford Resource Partners, LP unitholders	$(3,553)	$1,522	$(2,482)	$23,504	$9,383	$(287)	$4,264	$(916)

Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$17,634	$(8,519)	$33,992	$37,183	$10,502	$8,341
Investing activities	(16,619)	(98,745)	(23,942)	(49,528)	(7,482)	(10,280)
Financing activities	(234)	106,724	4,494	532	2,442	(137)
Other Financial Data:
Adjusted EBITDA(2)	$7,832	$7,961	$21,533	$50,799	$16,292	$10,001	$43,888	$12,010
Reserve replacement expenditures(3)	1,297	163	2,526	3,057	61	528	3,057	528
Other maintenance capital expenditures(3)	11,305	7,420	25,321	25,657	6,715	4,995	25,657	4,995
Distributions		—	12,503	13,407	2,523	2,818	n/a	n/a
Balance Sheet Data (at period end):
Cash and cash equivalents	$1,175	$635	$15,179	$3,366	$20,641	$1,290		$23,317
Trade accounts receivable	18,396	17,547	21,528	24,403	23,196	29,838		8,838
Inventory	4,824	4,655	5,134	8,801	6,584	10,390		10,390
Property, plant and equipment, net	54,510	106,408	112,446	149,461	117,031	147,949		202,118
Total assets	90,893	146,774	171,297	203,363	184,982	212,917		269,813
Total debt (current and long-term)	43,165	75,529	83,977	95,711	91,799	98,432		90,915
Operating Data:
Tons of coal produced	2,693	1,634	5,089	5,846	1,396	1,806	7,221	1,806
Tons of coal purchased	641	305	434	530	192	258	885	258
Tons of coal sold	3,333	1,938	5,528	6,311	1,559	2,036	8,051	2,036
Average sales price per ton(4)	$29.04	$31.64	$35.04	$40.27	$43.23	$37.71	$38.81	$37.71
Cost of coal sales per ton produced(5)	$26.15	$24.92	$29.75	$29.20	$29.25	$30.56	$28.89	$29.49
Cost of purchased coal per ton(6)	$27.29	$31.08	$29.81	$36.79	$44.32	$30.51	$33.67	$30.51

(1)	On September 30, 2009, we acquired all of the active surfacing mining operations of Phoenix Coal. The purchase price of this acquisition was less than the fair value of the net assets and liabilities we acquired. We recorded this difference as a gain of $3.8 million for the year ended December 31, 2009.

(2)	See “Selected Historical and Pro Forma Consolidated Financial and Operating Data” for our definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income attributable to our unitholders.

(3)	Maintenance capital expenditures are cash expenditures made to maintain or replace, including over the long term, our operating capacity, asset base or operating income. Our partnership agreement divides maintenance capital expenditures into two categories — reserve replacement expenditures and other maintenance capital expenditures. Examples of reserve replacement expenditures include cash expenditures for the purchase of fee interests in coal reserves and cash expenditures for advance royalties with respect to the acquisition of leasehold interests in coal reserves. Examples of other maintenance capital expenditures include capital expenditures associated with the repair, refurbishment and replacement of equipment. Historically, we have not made a distinction between maintenance capital expenditures and other capital expenditures. For purposes of this presentation, however, we have evaluated our historical capital expenditures to estimate which of them would have been reserve replacement expenditures and which of them would have been other maintenance capital expenditures had we classified them as such at the time they were made. The amounts shown reflect our estimates based on that evaluation.

(4)	Represents our coal sales divided by total tons of coal sold.

(5)	Represents our cost of coal sales (excluding DD&A) divided by the tons of coal we produce.

(6)	Represents the cost of purchased coal divided by the tons of coal we purchase.

RISK FACTORS

Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. You should carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units.

If any of the following risks were to occur, our business, financial condition, results of operations and cash available for distribution could be materially adversely affected. In that case, we might not be able to make distributions on our common units, the trading price of our common units could decline and you could lose all or part of your investment.

Risks Related to Our Business

We may not have sufficient cash to enable us to pay the minimum quarterly distribution on our common units following the establishment of cash reserves by our general partner and the payment of costs and expenses, including reimbursement of expenses to our general partner.

We may not have sufficient cash each quarter to pay the minimum quarterly distribution. The amount of cash we can distribute on our common and subordinated units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

•	the level of our production and coal sales and the amount of revenue we generate;

•	the level of our operating costs, including reimbursement of expenses to our general partner;

•	changes in governmental regulation of the mining industry or the electric power industry and the increased costs of complying with those changes;

•	our ability to obtain, renew and maintain permits on a timely basis;

•	prevailing economic and market conditions; and

•	difficulties in collecting our receivables because of credit or financial problems of major customers.

In addition, the actual amount of cash we will have available for distribution will depend on other factors, such as:

•	the level of capital expenditures we make;

•	the restrictions contained in our credit agreement and our debt service requirements;

•	the cost of acquisitions;

•	fluctuations in our working capital needs;

•	our ability to borrow funds and access capital markets; and

•	the amount of cash reserves established by our general partner.

For a description of additional restrictions and factors that may affect our ability to make cash distributions, please read “Cash Distribution Policy and Restrictions on Distributions.”

We must generate approximately $36.7 million of available cash from operating surplus to pay the minimum quarterly distribution for four quarters on all of our common units, subordinated units and general partner units that will be outstanding immediately after this offering. For the year ended December 31, 2009 and the twelve months ended March 31, 2010, we generated only $16.1 million and $10.8 million of available cash from operating surplus, respectively, and would not have been able to pay the full minimum quarterly distribution on our common units or any distributions on our subordinated units during those periods. We believe that we will not have generated cash available for distribution for the quarter ended June 30, 2010 sufficient to pay the full minimum quarterly distribution on all of our common units, subordinated units and general partner units that will be outstanding immediately after this offering.

We must generate approximately $36.7 million (or an average of $9.2 million per quarter) of available cash to pay the minimum quarterly distribution for four quarters on all of our common units, subordinated units and general partner units that will be outstanding immediately after this offering. We did not generate an aggregate of $36.7 million of available cash from operating surplus during the year ended December 31, 2009 and the twelve months ended March 31, 2010. The aggregate amounts we generated with respect to those periods were $16.1 million and $10.8 million, respectively. As a result, for those periods we would have generated aggregate available cash sufficient to pay only 87.8% and 58.8%, respectively, of the aggregate minimum quarterly distribution on our common units during those periods, and we would not have been able to pay any distributions on our subordinated units during those periods. We have not used quarter-by-quarter estimates for each quarter in the year ended December 31, 2009 and the twelve months ended March 31, 2010 to determine if we would have generated available cash sufficient to pay the minimum quarterly distribution for each quarter during those periods.

Our financial forecast does not include the quarter ended June 30, 2010 and we do not have complete financial information available with respect to that quarter. However, based on the preliminary financial information we have available at this time, we believe that we will not have generated cash available for distribution for the quarter ended June 30, 2010 sufficient to pay the full minimum quarterly distribution on all of our common units, subordinated units and general partner units that will be outstanding immediately after this offering. Please read “Cash Distribution Policy and Restrictions on Distributions — Anticipated Cash Available for Distribution for the Quarter Ended June 30, 2010.” In addition, even though we do not provide a quarterly forecast for each quarter in the twelve months ending June 30, 2011, we expect to generate cash available for distribution for the quarter ending September 30, 2010 of approximately $6.9 million, or approximately $2.3 million less than the amount of cash needed to pay the full minimum quarterly distribution on all of our outstanding units. Please read “Cash Distribution Policy and Restrictions on Distributions — Historical and Forecasted Results of Operations and Cash Available for Distribution.”

The assumptions underlying the forecast of cash available for distribution that we include in “Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and subject to significant risks that could cause our actual cash available for distribution to differ materially from our forecast.

We would not have generated sufficient cash available for distribution to pay the full minimum quarterly distribution for the four quarters ended December 31, 2009 or for the four quarters ended March 31, 2009 and we do not expect to generate sufficient cash available for distribution to pay the full minimum quarterly distribution for the quarter ended June 30, 2010. The forecast of cash available for distribution set forth in “Cash Distribution Policy and Restrictions on Distributions” includes our forecast of our results of operations and cash available for distribution for the twelve months ending June 30, 2011. Our ability to pay the full minimum quarterly distribution in the forecast period is based on a number of assumptions that may not prove to be correct and that are discussed in “Cash Distribution Policy and Restrictions on Distributions.” These assumptions include, but are not limited to, the following:

•	the lower operating expenses we expect from our investment in major mining equipment with a portion of the proceeds from the transactions contemplated by this offering;

•	the expected cash flow impact of eliminating operating lease payments by purchasing the major mining equipment that we currently lease with the proceeds from the transactions contemplated by this offering;

•	the expected cash flow impact of a full year of operations at our Muhlenberg County mining complex that we acquired in the Phoenix Coal acquisition and the expected cash flow impact of the implementation of more efficient mining practices at that complex; and

•	the expected cash flow impact from price increases embedded in our long term coal sales contracts.

The financial forecast has been prepared by management, and we have neither received nor requested an opinion or report on it from our or any other independent auditor. The assumptions underlying the forecast are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks, including those discussed below, that could cause actual cash available for distribution to be materially less than the amount forecasted. If we do not achieve the forecasted results, we may not be able to pay the minimum quarterly distribution or any amount on our common units or subordinated units and the market price of our common units may decline materially. For a forecast of our ability to pay the full minimum quarterly distribution on our common units, subordinated units and general partner units for the twelve months ending June 30, 2011, please read “Cash Distribution Policy and Restrictions on Distributions.”

Decreases in demand for electricity and changes in coal consumption patterns of U.S. electric power generators could adversely affect our business.

Our business is closely linked to domestic demand for electricity and any changes in coal consumption by U.S. electric power generators would likely impact our business over the long term. In 2009 we sold approximately 89% of our coal to domestic electric power generators, and we have long-term contracts in place with these electric power generators for a significant portion of our future production. The amount of coal consumed by electric power generation is affected by, among other things:

•	general economic conditions, particularly those affecting industrial electric power demand, such as the recent downturn in the U.S. economy and financial markets;

•	indirect competition from alternative fuel sources for power generation, such as natural gas, fuel oil, nuclear, hydroelectric, wind and solar power, and the location, availability, quality and price of those alternative fuel sources;

•	environmental and other governmental regulations, including those impacting coal-fired power plants; and

•	energy conservation efforts and related governmental policies.

According to the EIA, total electricity consumption in the United States fell by approximately 3.8% during 2009 compared with 2008, primarily because of the effect of the economic downturn on industrial electricity demand, and U.S. electric generation from coal fell by approximately 11.0% in 2009 compared with 2008. Further decreases in the demand for electricity, such as decreases that could be caused by a worsening of current economic conditions, a prolonged economic recession or other similar events, could have a material adverse effect on the demand for coal and on our business over the long term.

Changes in the coal industry that affect our customers, such as those caused by decreased electricity demand and increased competition, could also adversely affect our business. Indirect competition from gas-fired plants that are cheaper to construct and easier to permit has the most potential to displace a significant amount of coal-fired generation in the near term, particularly older, less efficient coal-powered generators. In addition, uncertainty caused by federal and state regulations could cause coal customers to be uncertain of their coal requirements in future years, which could adversely affect our ability to sell coal to our customers under long-term coal sales contracts.

Our long-term coal sales contracts subject us to renewal risks.

We sell most of the coal we produce under long-term coal sales contracts, which we define as contracts with terms greater than one year. As a result, our results of operations are dependent upon the prices we receive for the coal we sell under these contracts. To the extent we are not successful in renewing, extending or renegotiating our long-term contracts on favorable terms, we may have to accept lower prices for the coal we sell or sell reduced quantities of coal in order to secure new sales contracts for our coal.

In addition, we may be adversely affected by extensions of our long-term coal sales contract with American Electric Power Service Corporation, or AEP, if market prices for coal under long term contracts are low at the time of such extensions or if increases in costs during the term of such extensions are greater than the offsets from our cost pass through and inflation adjustment provisions. The current term of our contract with AEP runs through 2012, but it can be extended for two additional three-year terms. For each extension term, the initial contract price will be based upon a market-based price for similar term contracts and will be negotiated at the time of such extension, subject to cost pass through and inflation adjustment provisions. The contract also contains option provisions that give AEP the right to purchase additional tons of coal during each extension term at a fixed price. If AEP elects to extend this contract during a period when market prices for coal under similar term contracts are low, then we may be materially and adversely affected if the contract price we are able to negotiate with AEP is lower than our marginal cost of production. Alternatively, we may be materially and adversely affected if our marginal cost of production increases by more than the offsets from our cost pass through and inflation adjustment provisions.

Prices and quantities under our long-term coal sales contracts are generally based on expectations of future coal prices at the time the contract is entered into, renewed, extended or re-opened. The expectation of future prices for coal depends upon factors beyond our control, including the following:

•	domestic and foreign supply and demand for coal;

•	domestic demand for electricity, which tends to follow changes in general economic activity;

•	domestic and foreign economic conditions;

•	the price, quantity and quality of other coal available to our customers;

•	competition for production of electricity from non-coal sources, including the price and availability of alternative fuels and other sources, such as natural gas, fuel oil, nuclear, hydroelectric, wind and solar power, and the effects of technological developments related to these non-coal energy sources;

•	domestic air emission standards for coal-fired power plants, and the ability of coal-fired power plants to meet these standards by installing scrubbers, purchasing emissions allowances or other means; and

•	legislative and judicial developments, regulatory changes, or changes in energy policy and energy conservation measures that would adversely affect the coal industry.

For more information regarding our long-term coal sales contracts, please read “Business — Customers — Long-Term Coal Sales Contracts.”

Our inability to acquire additional coal reserves that are economically recoverable may have a material adverse effect on our future profitability.

Our profitability depends substantially on our ability to mine, in a cost-effective manner, coal reserves that possess the quality characteristics our customers desire. Because our reserves decline as we mine our coal, our future profitability depends upon our ability to acquire additional coal reserves that are economically recoverable to replace the reserves we produce. If we fail to acquire or develop sufficient additional reserves to replace the reserves depleted by our production, our existing reserves will eventually be depleted. Please read “Business — Coal Reserves.”

Competition within the coal industry may materially and adversely affect our ability to sell coal at an acceptable price.

We compete for domestic sales with numerous other coal producers in Northern Appalachia and the Illinois Basin and in other coal producing regions of the United States, primarily Central Appalachia and the Powder River Basin, or the PRB. The most important factors on which we compete are delivered price (i.e., the cost of coal delivered to the customer, including transportation costs, which are generally paid by our customers either directly or indirectly), coal quality characteristics (primarily heat, sulfur, ash and moisture content) and reliability of supply. Our competitors may have, among other things, greater liquidity, greater access to credit and other financial resources, newer or more efficient equipment, lower cost structures (like our competitors in the PRB), partnerships with transportation companies or more effective risk management policies and procedures. Our failure to compete successfully could have a material adverse effect on our business, financial condition or results of operations.

We depend on a limited number of customers for a significant portion of our revenues, and the loss of, or significant reduction in, purchases by any of them could adversely affect our results of operations and cash available for distribution to our unitholders.

We derived 77% and 72% of our revenues from coal sales to our five largest customers for the year ended December 31, 2009 and the first quarter of 2010, respectively, and as of July 13, 2010, we had long-term coal sales contracts in place with these same customers for 84% of our estimated coal production from operations for the year ending December 31, 2010. We expect to continue to derive a substantial amount of our total revenues from a small number of customers in the future. However, we may be unsuccessful in renewing long-term coal sales contracts with our largest customers, and those customers may discontinue or reduce purchasing coal from us. If any of our largest customers significantly reduces the quantities of coal it purchases from us and if we are unable to sell such excess coal to our other customers on terms substantially similar to the terms under our current long-term coal sales contracts, our business, our results of operations and our ability to make distributions to our unitholders could be adversely affected.

New regulatory requirements limiting greenhouse gas emissions could adversely affect coal-fired power generation and reduce the demand for coal as a fuel source, which could cause the price and quantity of the coal we sell to decline materially.

One major by-product of burning coal is carbon dioxide, which is a greenhouse gas and a source of concern with respect to global warming, also known as climate change. Climate change continues to attract government, public and scientific attention, especially on ways to reduce greenhouse gas emissions, including from coal-fired power plants. Various international, federal, regional and state regulatory proposals are being considered to limit emissions of greenhouse gases, including possible future U.S. treaty commitments, new federal or state legislation that may establish a cap-and-trade, and regulation under existing environmental laws by the U.S. Environmental Protection Agency, or the EPA. Future regulation of greenhouse gas emissions may require additional controls on, or the closure of, coal-fired power plants and industrial boilers and may restrict the construction of new coal-fired power plants.

The permitting of new coal-fired power plants has also recently been contested by state regulators and environmental advocacy organizations due to concerns related to greenhouse gas emissions. In addition, a federal appeals courts has allowed a lawsuit pursuing federal common law claims to proceed against certain utilities on the basis that they may have created a public nuisance due to their emissions of carbon dioxide, while a second federal appeals court dismissed such a case on procedural grounds. Future regulation, litigation and permitting related to greenhouse gas emissions may cause some users of coal to switch from coal to a lower-carbon fuel, or otherwise reduce the use of and demand for fossil fuels, particularly coal, which could have a material adverse effect on our business, financial condition or results of operations. For a more detailed discussion of potential climate change impact, please read “Business — Regulation and Laws — Climate Change.”

Existing and future regulatory requirements relating to sulfur dioxide and other air emissions could affect our customers and could reduce the demand for the high-sulfur coal we produce and cause coal prices and sales of our high-sulfur coal to decline materially.

Coal-fired power plants are subject to extensive environmental regulation, particularly with respect to air emissions. In addition, the EPA recently issued a new stricter national ambient air quality standard or NAAQS for sulfur dioxide emissions based on a one hour standard to minimize health-based risks. For example, the Clean Air Act Amendments of 1990, or the CAAA, and similar state and local laws place annual limits on emissions of sulfur dioxide, particulate matter, nitrogen oxides, mercury and other compounds, including emissions by electric power generators, which are the largest end-users of our coal. The ability of coal-fired power plants to burn the high-sulfur coal we produce may be limited without the use of costly pollution control devices such as scrubbers, the purchase of emission allowances or the blending of our high-sulfur coal with low-sulfur coal.

Projected demand growth for high-sulfur coal in our primary market area is largely dependent on planned installations of scrubbers at new and existing coal-fired power plants that use or plan to use high-sulfur coal as a fuel. The timing and amount of these scrubber installations may be affected by, among other things, anticipated changes in air quality regulations and the price and availability of sulfur dioxide emissions allowances. To the extent that these scrubber installations do not occur or are substantially delayed and sufficient sulfur dioxide allowances are unavailable or are prohibitively expensive, demand for our high-sulfur coal could materially decrease, which could have a material adverse effect on our business, financial condition or results of operations.

Our coal mining operations are subject to operating risks, which could result in materially increased operating expenses and decreased production levels and could have a material adverse effect on our business, financial condition or results of operations.

Our coal mining operations are subject to a number of operating risks beyond our control. Because we maintain very limited produced coal inventory, various conditions or events could disrupt operations, adversely affect production and shipments and materially increase the cost of mining and delay or halt production at particular mines for varying lengths of time, which could have a material adverse effect on our business, financial condition or results of operations. These conditions and events include, among others:

•	poor mining conditions resulting from geologic, hydrologic or other conditions, which may cause instability of highwalls or spoil-piles or cause damage to nearby infrastructure;

•	adverse weather and natural disasters, such as heavy rains or flooding;

•	the unavailability of qualified labor and contractors;

•	the unavailability or increased prices of equipment or other critical supplies such as tires and explosives, fuel, lubricants and other consumables;

•	fluctuations in transportation costs and transportation delays or interruptions, including those caused by river flooding and lock closures for repairs;

•	delays, challenges to, and difficulties in acquiring, maintaining or renewing permits or mineral and surface rights;

•	future health, safety and environmental regulations or changes in the interpretation or enforcement of existing regulations;

•	mine accidents or other unforeseen casualty events, including those involving injuries or fatalities;

•	increased or unexpected reclamation costs; and

•	the inability to monitor our operations due to failures of information technology systems.

If any of the foregoing changes, conditions or events occurs and is not excusable as a force majeure event, any resulting failure on our part to deliver coal to the purchaser under a long-term sales contracts could result in economic penalties, suspension or cancellation of shipments or ultimately termination of the agreement, any of which could have a material adverse effect on our business, financial condition or results of operations. For more information regarding our long-term coal sales contracts, please read “Business — Customers — Long-Term Coal Sales Contracts.”

We maintain insurance coverage for some but not all potential risks we face. We generally do not carry business interruption insurance and we may elect not to carry other types of insurance in the future. In addition, it is not possible to insure fully against safety, pollution and environmental risks. The occurrence of a significant accident or other event that is not fully covered by insurance could have a material adverse effect on our business, financial condition or results of operations.

In the future, we may not receive cash distributions from Harrison Resources, and Harrison Resources may not be able to acquire additional reserves on economical terms from CONSOL Energy.

In January 2007, we entered into a joint venture, Harrison Resources, with CONSOL Energy. Pursuant to its operating agreement, all members of Harrison Resources must approve cash distributions, other than tax distributions, to its members. The members of Harrison Resources have consistently approved cash distributions from Harrison Resources on a quarterly basis, including an aggregate of $6.4 million in distributions to us during 2009 and $1.5 million in distributions to us in April 2010. In the future, however, there can be no assurance that we will receive regular cash distributions from Harrison Resources.

CONSOL Energy controls the vast majority of the additional reserves in Harrison County, Ohio that could be acquired by Harrison Resources in the future. However, CONSOL Energy has no obligation to sell those reserves to Harrison Resources, and we cannot assure you that Harrison Resources could acquire those reserves from CONSOL Energy on acceptable terms. As a result, the growth of, and therefore our ability to receive future distributions from, Harrison Resources may be limited, which could have a material adverse effect on our ability to make cash distributions to our unitholders.

A significant portion of the cash available for distribution to our unitholders is derived from royalty payments we receive on our underground coal reserves, which we do not operate.

In June 2005, we sold our underground mining operations at the Tusky mining complex to an independent coal producer and subleased our underground coal reserves to this producer in exchange for an overriding royalty equal to a percentage of the sales price received for the coal produced and sold. For the year ended December 31, 2009 and the first quarter of 2010, we received royalty income on our underground coal reserves of approximately $4.5 million and $0.9 million, respectively, or approximately 8.9% and 9.1% of our Adjusted EBITDA, respectively. The royalty payments we receive could be adversely affected by any of the following:

•	a substantial and extended decline in the sales price for coal produced from our underground coal reserves;

•	any decisions by our sublessee to reduce or discontinue production or sales of coal produced from our underground coal reserves;

•	any failure by our sublessee to properly manage its operations;

•	our sublessee’s operational risks relating to our underground coal reserves, which expose our sublessee to operating conditions and events beyond its control, including the inability to acquire necessary permits, changes or variations in geologic conditions, changes in governmental regulation of the coal industry or the electric power industry, mining and processing equipment failures and unexpected maintenance problems, interruptions due to transportation delays, adverse weather and natural disasters, labor-related interruptions and fires and explosions; and

•	a material decline in the creditworthiness of our sublessee, including as a result of the current economic downturn.

If the royalty payments we receive from our sublessee are reduced, our ability to make cash distributions to our unitholders could be adversely affected.

Increases in the cost of diesel fuel and explosives, or the inability to obtain a sufficient quantity of those supplies, could increase our operating expenses, disrupt or delay our production and have a material adverse effect on our profitability.

We use considerable quantities of diesel fuel in our mining operations. Even though we hedge a portion of our diesel fuel needs, if the price of diesel fuel increases significantly, our operating expenses will increase, which could have a material adverse effect on our profitability. A significant amount of explosives are used in our mining operations. We use third party contractors to provide blasting services, and they generally pass through to us the cost of explosives, which are subject to fluctuations. Additionally, a limited number of suppliers exist for explosives, and any of these suppliers may divert their products to other buyers. Shortages in raw materials used in the manufacturing of explosives or the cancellation of supply contracts under which these raw materials are obtained, could increase the prices and limit the ability of our contractors to obtain these supplies.

Extensive environmental laws and regulations impose significant costs on our mining operations, and future laws and regulations could materially increase those costs or limit our ability to produce and sell coal.

The coal mining industry is subject to increasingly strict federal, state and local environmental and mining safety laws and regulations. The enforcement of laws and regulations governing the coal mining industry has substantially increased, due in part to recent accidents at certain underground mines. Violations can result in administrative, civil and criminal penalties and a range of other possible sanctions. The recent fatal mining accident in West Virginia received national attention and led to responses at the state and national levels that may further increase mine safety regulation, reporting requirements, inspection and enforcement, particularly underground mining operations. New legislation or administrative regulations or new judicial interpretations or administrative enforcement of existing laws and regulations, including proposals related to the protection of the environment that would further regulate and tax the coal industry, may also require us to change operations significantly or incur increased costs and be subject to more adverse consequences for non-compliance. Such changes could have a material adverse effect on our business, financial condition or results of operations. Please read “Business — Regulation and Laws.”

We may be unable to obtain, maintain or renew permits necessary for our operations, which would materially reduce our production, cash flows and profitability.

As is typical in the coal industry, our coal production is dependent on our ability to obtain various federal and state permits and approvals to mine our coal reserves within the timeline specified in our surface mining plan. The permitting rules, and the interpretations of these rules, are complex, change frequently, and are often subject to discretionary interpretations by regulators, which may increase the costs or possibly preclude the continuance of ongoing mining operations or the development of future mining operations. In addition, the public, including non-governmental organizations, anti-mining groups and individuals, have certain statutory rights to comment upon and otherwise impact the permitting process, including through court intervention. The slowing pace at which necessary permits are issued or renewed for new and existing mines has materially impacted coal production, especially in Central Appalachia. Permitting by the Army Corps of Engineers, or the Corps, the EPA and the Department of the Interior has become subject to “enhanced review” under both the Surface Mining Control and Reclamation Act of 1977, or SMCRA, and the federal Clean Water Act, or CWA, to reduce the harmful environmental consequences of mountain-top mining, especially in the Appalachian region. Moreover, on April 1, 2010, the EPA issued interim final guidance substantially revising the environmental review of CWA permits by state and federal agencies.

Based on our current surface mining plan, we have proven and probable coal reserves with active permits that will allow us to mine for approximately three years. Typically, we submit the necessary permit applications 12 to 30 months before we plan to mine a new area. Some of our required mining permits are becoming increasingly difficult to obtain in a timely manner, or at all, and in some instances we have had to abandon or substantially delay the mining of coal in certain areas covered by the application in order to obtain required permits and approvals. For example, one of our permit applications that covers 0.6 million tons of our coal reserves is currently being reviewed by the EPA under its enhanced review procedures even though the mining activities in question do not utilize mountain-top mining, a method of mining we do not employ. Additional permits could be delayed in the future if the EPA continues its enhanced review of CWA applications. If the required permits are not issued or renewed in a timely fashion or at all, or if permits issued or renewed are conditioned in a manner that restricts our ability to efficiently and economically conduct our mining activities, we could suffer a material reduction in our production, and our operations and there could be a material adverse effect on our ability to make cash distributions to our unitholders. Please read “Business — Regulation and Laws.”

If the assumptions underlying our reclamation and mine closure obligations are materially inaccurate, our costs could be significantly greater than anticipated.

SMCRA and counterpart state laws and regulations establish reclamation and closure standards for surface mining. As of December 31, 2009, we had accrued a reserve of approximately $13.3 million for future reclamation and mine-closure liabilities. The estimate of ultimate reclamation liability is reviewed periodically by our management and engineers. Our estimated reclamation and mine closure obligations could change significantly if actual results change from our assumptions, which could have a material adverse effect on our financial condition or results of operations. Please read Note 2 to our historical consolidated financial statements included elsewhere in this prospectus under the heading “Asset Retirement Obligation” for more information regarding our reclamation and mine closure obligations.

Debt we incur in the future may limit our flexibility to obtain financing and to pursue other business opportunities.

Our future level of debt could have important consequences to us, including the following:

•	our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•	our funds available for operations, future business opportunities and distributions to unitholders will be reduced by that portion of our cash flow required to make interest payments on our debt;

•	we may be more vulnerable to competitive pressures or a downturn in our business or the economy generally; and

•	our flexibility in responding to changing business and economic conditions may be limited.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets or seeking additional equity capital. We may not be able to effect any of these actions on satisfactory terms or at all.

Restrictions in our new credit facility could adversely affect our business, financial condition, results of operations, ability to make distributions to unitholders and value of our common units.

We expect to enter into a new credit facility concurrently with the closing of the offering. Our new credit facility will limit our ability to, among other things:

•	incur additional debt;

•	make distributions on or redeem or repurchase units;

•	make certain investments and acquisitions;

•	incur certain liens or permit them to exist;

•	enter into certain types of transactions with affiliates;

•	merge or consolidate with another company; and

•	transfer or otherwise dispose of assets.

Our new credit facility also will contain covenants requiring us to maintain certain financial ratios. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Credit Facility.”

The provisions of our new credit facility may affect our ability to obtain future financing and pursue attractive business opportunities and our flexibility in planning for, and reacting to, changes in business conditions. In addition, a failure to comply with the provisions of our new credit facility could result in a default or an event of default that could enable our lenders to declare the outstanding principal of that debt, together with accrued and unpaid interest, to be immediately due and payable. If the payment of our debt is accelerated, our assets may be insufficient to repay such debt in full, and our unitholders could experience a partial or total loss of their investment.

Our operations may impact the environment or cause environmental contamination, which could result in material liabilities to us.

Our operations use hazardous materials, generate limited quantities of hazardous wastes and may affect runoff or drainage water. In the event of environmental contamination or a release of hazardous materials, we could become subject to claims for toxic torts, natural resource damages and other damages and for the investigation and clean up of soil, surface water, groundwater, and other media, as well as abandoned and closed mines located on property we operate. Such claims may arise out of conditions at sites that we currently own or operate, as well as at sites that we previously owned or operated, or may acquire. Our liability for such claims may be joint and several, so that we may be held responsible for more than our share of the contamination or other damages, or even for the entire share. These and other impacts that our operations may have on the environment, as well as exposures to hazardous substances or wastes associated with our operations, could result in costs and liabilities that could have a material adverse effect on us. Please read “Business — Regulation and Laws.”

We maintain coal refuse areas and slurry impoundments at our Tuscarawas County and Muhlenberg County mining complexes. Such areas and impoundments are subject to extensive regulation. One of those impoundments overlies a mined out area, which can pose a heightened risk of structural failure and of damages arising out of such failure. When a slurry impoundment experiences a structural failure, it could release large volumes of coal slurry into the surrounding environment, which in turn can result in extensive damage to the environment and natural resources, such as bodies of water. A failure may also result in civil or criminal fines, penalties, personal injuries and property damages, and damage to wildlife or natural resources.

Our ability to operate our business effectively could be impaired if we fail to attract and retain key management personnel.

Our ability to operate our business and implement our strategies depends on the continued contributions of Charles C. Ungurean and other executive officers and key employees of our general partner. In particular, we depend significantly on Mr. Ungurean’s long-standing relationships within our industry. The loss of any of our senior executives, and Mr. Ungurean in particular, could have a material adverse effect on our business. In addition, we believe that our future success will depend on our continued ability to attract and retain highly skilled management personnel with coal industry experience and competition for these persons in the coal industry is intense. We may not be able to continue to employ key personnel or attract and retain qualified personnel in the future, and our failure to retain or attract key personnel could have a material adverse effect on our ability to effectively operate our business.

A shortage of skilled labor in the mining industry could reduce labor productivity and increase costs, which could have a material adverse effect on our business and results of operations.

Efficient coal mining using modern techniques and equipment requires skilled laborers in multiple disciplines such as equipment operators, mechanics and engineers, among others. We have from time to time encountered shortages for these types of skilled labor. If we experience shortages of skilled labor in the future, our labor and overall productivity or costs could be materially and adversely affected. If coal prices decrease in the future or our labor prices increase, or if we experience materially increased health and benefit costs with respect to our general partner’s employees, our results of operations could be materially and adversely affected.

Our work force could become unionized in the future, which could adversely affect the stability of our production and materially reduce our profitability.

All of our mines are operated by non-union employees of our general partner. Our employees have the right at any time under the National Labor Relations Act to form or affiliate with a union. If our employees choose to form or affiliate with a union and the terms of a union collective bargaining agreement are significantly different from our current compensation and job assignment arrangements with our employees, these arrangements could adversely affect the stability of our production and materially reduce our profitability.

Inaccuracies in our estimates of our coal reserves could result in lower than expected revenues or higher than expected costs.

Our future performance depends on, among other things, the accuracy of the estimates of our proven and probable coal reserves. Please read “Business — Coal Reserves” for more information on the preparation of our reserves estimates. There are numerous factors and assumptions inherent in estimating the quantities and qualities of, and costs to mine, coal reserves, any one of which may vary considerably from actual results. These factors and assumptions include:

•	quality of the coal;

•	geologic and mining conditions, which may not be fully identified by available exploration data or may differ from our experiences in areas where we currently mine;

•	the percentage of coal ultimately recoverable;

•	the assumed effects of regulation, including the issuance of required permits, and taxes, including severance and excise taxes and royalties, and other payments to governmental agencies;

•	assumptions concerning the timing for the development of reserves; and

•	assumptions concerning equipment and productivity, future coal prices, operating costs, including for critical supplies such as fuel, tires and explosives, capital expenditures and development and reclamation costs.

As a result, estimates of the quantities and qualities of economically recoverable coal attributable to any particular group of properties, classifications of reserves based on risk of recovery, estimated cost of production, and estimates of future net cash flows expected from these properties as prepared by different engineers and accounting personnel, or by the same engineers and accounting personnel at different times, may vary materially due to changes in the above factors and assumptions. Actual production recovered from identified reserve areas and properties, and revenues and expenditures associated with our mining operations, may vary materially from estimates. Any inaccuracy in the estimates related to our reserves could have a material adverse effect on our ability to make cash distributions.

Our ability to collect payments from our customers could be impaired if their creditworthiness deteriorates.

Our ability to receive payment for the coal we sell depends on the continued creditworthiness of our customers. The current economic volatility and tightening credit markets increase the risk that we may not be able to collect payments from our customers. A continuation or worsening of current economic conditions or other prolonged global or U.S. recessions could also impact the creditworthiness of our customers.

If the creditworthiness of a customer declines, this would increase the risk that we may not be able to collect payment for all of the coal we sell to that customer. If we determine that a customer is not creditworthy, we may not be required to deliver coal under the customer’s coal sales contract. If we are able to withhold shipments, we may decide to sell the customer’s coal on the spot market, which may be at prices lower than the contract price, or we may be unable to sell the coal at all. Furthermore, the bankruptcy of any of our customers could have a material adverse effect on our financial position. In addition, competition with other coal suppliers could force us to extend credit to customers and on terms that could increase the risk of payment default.

In addition, we sell some of our coal to coal brokers who may resell our coal to end users, including utilities. These coal brokers may have only limited assets, making them less creditworthy than the end users. Under some of these arrangements, we have contractual privity only with the brokers and may not be able to pursue claims against the end users in connection with these sales if we do not receive payment from the broker. In 2009, approximately 12% of our sales were to coal brokers, and we expect our sales through coal brokers to increase in 2010.

Failure to obtain, maintain or renew our security arrangements, such as surety bonds or letters of credit, in a timely manner and on acceptable terms could have an adverse effect on our cash available for distribution to our unitholders.

Federal and state laws require us to secure the performance of certain long-term obligations, such as mine closure or reclamation costs. The amount of these security arrangements is substantial, with total amounts of surety bonds at March 31, 2010 of approximately $32.4 million, which were supported by letters of credit of $7.5 million. Certain business transactions, such as coal leases and other obligations, may also require bonding. Our bonding requirements could increase in the future. We may have difficulty procuring or maintaining our surety bonds. Our bond issuers may demand higher fees, additional collateral, including putting up letters of credit or posting cash collateral, or other terms less favorable to us upon those renewals. Our ability to obtain or renew our surety bonds could be impacted by a variety of other factors including lack of availability, unfavorable market terms, the exercise by third-party surety bond issuers of their right to refuse to renew the surety bonds and restrictions on availability of collateral for current and future third-party surety bond issuers under the terms of any credit arrangements then in place. Due to current economic conditions and the volatility of the financial markets, surety bond providers may be less willing to provide us with surety bonds or maintain existing surety bonds and we may have greater difficulty satisfying the liquidity requirements under our existing surety bond contracts. If we do not maintain sufficient borrowing capacity or have other resources to satisfy our surety and bonding requirements, our operations and cash available for distribution to our unitholders could be adversely affected.

The amount of estimated reserve replacement expenditures our general partner is required to deduct from operating surplus each quarter is based on our current estimates and could increase in the future, resulting in a decrease in available cash from operating surplus that could be distributed to our unitholders.

Our partnership agreement requires our general partner to deduct from operating surplus each quarter estimated reserve replacement expenditures as opposed to actual reserve replacement expenditures in order to reduce disparities in operating surplus caused by fluctuating reserve replacement costs. Our initial annual estimated reserve replacement expenditures for purposes of calculating operating surplus will be $5.6 million. This amount is based on our current estimates of the amounts of expenditures we will be required to make in future years to maintain our depleting reserve base, which we believe to be reasonable. This amount has been taken into consideration in calculating our forecast of cash available for distribution in “Cash Distribution Policy and Restrictions on Distributions.” In the future our estimated reserve replacement expenditures may be more than our actual reserve replacement expenditures, which will reduce the amount of available cash from operating surplus that we would otherwise have available for distribution to unitholders. The amount of estimated reserve replacement expenditures deducted from operating surplus is subject to review and change by the board of directors of our general partner at least once a year, subject to approval by the conflicts committee of the board of directors of our general partner, or the Conflicts Committee.

Our management team does not have experience managing our business as a stand-alone publicly traded partnership, and if they are unable to manage our business as a publicly traded partnership our business may be affected.

Our management team does not have experience managing our business as a publicly traded partnership. If we are unable to manage and operate our partnership as a publicly traded partnership, our business and results of operations will be adversely affected.

We will be required by Section 404 of the Sarbanes-Oxley Act to evaluate the effectiveness of our internal controls. If we are unable to establish and maintain effective internal controls, our financial condition and operating results could be adversely affected.

We are in the process of evaluating our internal controls systems to allow management to report on, and our independent auditors to audit, our internal controls over financial reporting. We are also in the process of performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. We will be required to comply with Section 404 for the year ending December 31, 2011.

However, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations. Furthermore, upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable SEC and Public Company Accounting Oversight Board rules and regulations that remain unremediated. As a public company, we will be required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or that are reasonably likely to, materially affect internal controls over financial reporting. A “material weakness” is a deficiency or combination of deficiencies in internal controls over financial reports that results in more than a remote likelihood that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected. In connection with the audit of our financial statements, a “significant deficiency” in our internal controls was identified that related to 2008. This significant deficiency related to the timeliness and thoroughness of our account reconciliation and review procedures. Management has taken steps to remediate this significant deficiency by restructuring and refining its account reconciliation process and tracking. However, we may have additional significant deficiencies in the future. A “significant deficiency” is a deficiency or combination of deficiencies that is less severe than a material weakness.

If we fail to implement the requirements of Section 404 in a timely manner, we might be subject to sanctions or investigation by regulatory authorities such as the SEC. In addition, failure to comply with Section 404 or the report by us of a material weakness may cause investors to lose confidence in our consolidated financial statements, and as a result our unit price may be adversely affected. If we fail to remedy any material weakness, our consolidated financial statements may be inaccurate, we may face restricted access to the capital markets and our unit price may be adversely affected.

Terrorist attacks and threats, escalation of military activity in response to these attacks or acts of war could have a material adverse effect on our business, financial condition or results of operations.

Terrorist attacks and threats, escalation of military activity or acts of war may have significant effects on general economic conditions, fluctuations in consumer confidence and spending and market liquidity, each of which could materially and adversely affect our business. Future terrorist attacks, rumors or threats of war, actual conflicts involving the United States or its allies, or military or trade disruptions affecting our customers may significantly affect our operations and those of our customers. Strategic targets, such as energy-related assets and transportation assets, may be at greater risk of future terrorist attacks than other targets in the United States. Disruption or significant increases in energy prices could result in government-imposed price controls. It is possible that any of these occurrences, or a combination of them, could have a material adverse effect on our business, financial condition and results of operations.

Risks Inherent in an Investment in Us

Our partnership agreement limits our general partner’s fiduciary duties to our unitholders and restricts the remedies available to our unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

Fiduciary duties owed to our unitholders by our general partner are prescribed by law and the partnership agreement. The Delaware Revised Uniform Limited Partnership Act, or the Delaware Act, provides that Delaware limited partnerships may, in their partnership agreements, restrict the fiduciary duties owed by the general partner to limited partners and the partnership. Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement:

•	limits the liability and reduces the fiduciary duties of our general partner, while also restricting the remedies available to our unitholders for actions that, without these limitations, might constitute breaches of fiduciary duty. As a result of purchasing common units, our unitholders consent to some actions and conflicts of interest that might otherwise constitute a breach of fiduciary or other duties under applicable state law;

•	permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its limited call right, its voting rights with respect to the units it owns, its registration rights and its determination whether or not to consent to any merger or consolidation of the partnership;

•	provides that our general partner shall not have any liability to us or our unitholders for decisions made in its capacity as general partner so long as it acted in good faith, meaning our general partner honestly believed that the decision was in the best interests of the partnership;

•	generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the Conflicts Committee and not involving a vote of our unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to us and that, in determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

•	provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or those other persons acted in bad faith or engaged in fraud or willful misconduct.

By purchasing a common unit, a common unitholder will become bound by the provisions of the partnership agreement, including the provisions described above. Please read “Description of the Common Units — Transfer of Common Units.”

Our general partner and its affiliates have conflicts of interest with us, and their limited fiduciary duties to our unitholders may permit them to favor their own interests to the detriment of our unitholders.

Following the offering, C&T Coal will own a 18.8% limited partner interest in us (or a 16.7% limited partner interest in us if the underwriters exercise their option to purchase additional common units in full), AIM Oxford will own a 36.9% limited partner interest in us (or a 32.8% limited partner interest in us if the underwriters exercise their option to purchase additional common units in full), and C&T Coal and AIM Oxford will own and control our general partner and its 2.0% general partner interest in us. Although our general partner has certain fiduciary duties to manage us in a manner beneficial to us and our unitholders, the executive officers and directors of our general partner have a fiduciary duty to manage our general partner in a manner beneficial to its owners. Furthermore, since certain executive officers and directors of our general partner are executive officers or directors of affiliates of our general partner, conflicts of interest may arise between C&T Coal and AIM Oxford and their affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. Please read “— Our partnership agreement limits our general partner’s fiduciary duties to our unitholders and restricts the remedies available to our unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.” The risk to our unitholders due to such conflicts may arise because of the following factors, among others:

•	our general partner is allowed to take into account the interests of parties other than us, such as C&T Coal and AIM Oxford, in resolving conflicts of interest, which has the effect of limiting its fiduciary duty to our unitholders;

•	neither our partnership agreement nor any other agreement requires owners of our general partner to pursue a business strategy that favors us. Executive officers and directors of our general partner’s owners have a fiduciary duty to make these decisions in the best interest of their owners, which may be contrary to our interests;

•	our general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuances of additional partnership securities and reserves, each of which can affect the amount of cash that is available for distribution to our unitholders;

•	our general partner determines our estimated reserve replacement expenditures, which reduce operating surplus, and that determination can affect the amount of cash that is distributed to our unitholders and the ability of the subordinated units to convert to common units;

•	in some instances, our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate the expiration of the subordination periods;

•	our general partner determines which costs incurred by it and its affiliates are reimbursable by us;

•	our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered on terms that are fair and reasonable to us or entering into additional contractual arrangements with any of these entities on our behalf;

•	our general partner intends to limit its liability regarding our contractual and other obligations;

•	our general partner may exercise its limited right to call and purchase common units if it and its affiliates own more than 80.0% of the common units;

•	our general partner controls the enforcement of obligations owed to us by it and its affiliates; and

•	our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

In addition, AIM currently holds substantial interests in other companies in the energy and natural resource sectors. Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner and those activities incidental to its ownership interest in us. However, AIM and AIM Oxford are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us. As a result, they could potentially compete with us for acquisition opportunities and for new business or extensions of the existing services provided by us. Please read “Conflicts of Interest and Fiduciary Duties — Conflicts of Interest — AIM Oxford and AIM, affiliates of our general partner, may compete with us.”

Pursuant to the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, does not apply to our general partner or any of its affiliates, including its executive officers, directors and owners. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. This may create actual and potential conflicts of interest between us and affiliates of our general partner and result in less than favorable treatment of us and our unitholders. Please read “Conflicts of Interest and Fiduciary Duties.”

Our unitholders have limited voting rights and are not entitled to elect our general partner or its directors or initially to remove our general partner without its consent.

Unlike the holders of common stock in a corporation, our unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Our unitholders will have no right to elect our general partner or its board of directors on an annual or other continuing basis. The board of directors of our general partner is chosen entirely by its members and not by our unitholders. Furthermore, if our unitholders are dissatisfied with the performance of our general partner, they will have limited ability to remove our general partner.

Our unitholders will be unable initially to remove our general partner without its consent because affiliates of our general partner will own sufficient units upon the consummation of this offering to be able to prevent removal of our general partner. The vote of the holders of at least 80.0% of all outstanding common units and subordinated units voting together as a single class is required to remove our general partner. Following the closing of this offering, affiliates of our general partner will own 57.1% of our common units and subordinated units (or 50.7% of our common units and subordinated units, if the underwriters exercise their option to purchase additional common units in full). Also, if our general partner is removed without cause during the subordination period and units held by our general partner and its affiliates are not voted in favor of that removal, all remaining subordinated units will automatically be converted into common units and any existing arrearages on the common units will be extinguished. A removal of our general partner under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units, which would otherwise have continued until we had met certain distribution and performance tests.

Cause is narrowly defined in our partnership agreement to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud or willful misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business, so the removal of our general partner during the subordination period because of our unitholders’ dissatisfaction with our general partner’s performance in managing our partnership will most likely result in the termination of the subordination period. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Our unitholders will experience immediate and substantial dilution of $12.93 per common unit.

Our initial public offering price of $18.50 per common unit exceeds pro forma net tangible book value of $5.57 per common unit. As a result, our unitholders will incur immediate and substantial dilution of $12.93 per common unit. This dilution results primarily because the assets contributed to us by affiliates of our general partner are recorded at their historical cost and not their fair value. Please read “Dilution.”

The control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest in us to a third party in a merger or in a sale of all or substantially all of its assets without the consent of our unitholders. Furthermore, there is no restriction in our partnership agreement on the ability of the members of our general partner to transfer their respective membership interests in our general partner to a third party. The new members of our general partner would then be in a position to replace the board of directors and executive officers of our general partner with their own choices and to control the decisions and actions of the board of directors and executive officers of our general partner.

The incentive distribution rights of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its incentive distribution rights to a third party at any time without the consent of our unitholders. If our general partner transfers its incentive distribution rights to a third party but retains its general partner interest, our general partner may not have the same incentive to grow our partnership and increase quarterly distributions to unitholders over time as it would if it had retained ownership of its incentive distribution rights.

Our general partner has a limited call right that may require our unitholders to sell their common units at an undesirable time or price.

Upon consummation of this offering, C&T Coal and AIM Oxford will own an aggregate of 56.8% of our common units and subordinated units (or 50.4% of our common units and subordinated units, if the underwriters exercise their option to purchase additional common units in full). If at any time our general partner and its affiliates own more than 80.0% of the common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than the then-current market price. As a result, our unitholders may be required to sell their common units at an undesirable time or price and may not receive any return on their investment. Our unitholders may also incur a tax liability upon a sale of their common units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the limited call right. There is no restriction in our partnership agreement that prevents our general partner from issuing additional common units and exercising its limited call right. If our general partner exercised its limited call right, the effect would be to take us private and, if the common units were subsequently deregistered, we would no longer be subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act. For additional information about the limited call right, please read “The Partnership Agreement — Limited Call Right.”

We may issue additional units without unitholder approval, which would dilute unitholder interests.

At any time, we may issue an unlimited number of limited partner interests of any type without the approval of our unitholders. Further, our partnership agreement does not prohibit the issuance of equity securities that may effectively rank senior to our common units. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

•	our unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•	because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

Our general partner may, without unitholder approval, elect to cause us to issue common units and general partner units to it in connection with a resetting of the target distribution levels related to its incentive distribution rights. This could result in lower distributions to holders of our common units.

Our general partner has the right, at any time when there are no subordinated units outstanding and it has received distributions on its incentive distribution rights at the highest level to which it is entitled (48.0%) for each of the prior four consecutive fiscal quarters, to reset the initial target distribution levels at higher levels based on our distributions at the time of the exercise of the reset election. Following a reset election by our general partner, the minimum quarterly distribution will be adjusted to equal the reset minimum quarterly distribution and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

If our general partner elects to reset the target distribution levels, it will be entitled to receive a number of common units and general partner units. The number of common units to be issued to our general partner will be equal to that number of common units that would have entitled their holder to an average aggregate quarterly cash distribution in the prior two quarters equal to the average of the distributions to our general partner on the incentive distribution rights in the prior two quarters. Our general partner will be issued the number of general partner units necessary to maintain our general partner’s interest in us that existed immediately prior to the reset election. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion. It is possible, however, that our general partner could exercise this reset election at a time when it is experiencing, or expects to experience, declines in the cash distributions it receives related to its incentive distribution rights and may, therefore, desire to be issued common units rather than retain the right to receive distributions on its incentive distribution rights based on the initial target distribution levels. As a result, a reset election may cause our common unitholders to experience a reduction in the amount of cash distributions that our common unitholders would have otherwise received had we not issued new common units and general partner units to our general partner in connection with resetting the target distribution levels. Please read “How We Make Cash Distributions — General Partner’s Right to Reset Incentive Distribution Levels.”

Cost reimbursements due to our general partner and its affiliates will reduce cash available for distribution to our unitholders.

Prior to making any distribution on the common units, we will reimburse our general partner and its affiliates for all expenses they incur on our behalf, which will be determined by our general partner in its sole discretion in accordance with the terms of our partnership agreement. In determining the costs and expenses allocable to us, our general partner is subject to its fiduciary duty, as modified by our partnership agreement, to the limited partners, which requires it to act in good faith. These expenses will include all costs incurred by our general partner and its affiliates in managing and operating us. We are managed and operated by executive officers and directors of our general partner. Please read “Cash Distribution Policy and Restrictions on Distributions,” “Certain Relationships and Related Party Transactions” and “Conflicts of Interest and Fiduciary Duties — Conflicts of Interest.” The reimbursement of expenses and payment of fees, if any, to our general partner and its affiliates will reduce the amount of available cash for distribution to our unitholders.

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and our unitholders could lose all or part of their investment.

Prior to the offering, there has been no public market for the common units. After the offering, there will be only 8,750,000 publicly traded common units (or 10,062,500 publicly traded common units, if the underwriters exercise their option to purchase additional common units in full). We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. Our unitholders may not be able to resell their common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units. The initial public offering price for the common units has been determined by negotiations between us and the representative of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price. The market price of our common units may also be influenced by many factors, some of which are beyond our control, including:

•	our quarterly distributions;

•	our quarterly or annual earnings or those of other companies in our industry;

•	loss of a large customer;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	changes in interest rates;

•	general economic conditions;

•	the failure of securities analysts to cover our common units after this offering or changes in financial estimates by analysts; and

•	the other factors described in these “Risk Factors.”

In addition, the market price of our common units could decline as a result of sales of a large number of our common units in the public markets after this offering. We, our subsidiaries, our general partner and its affiliates, including C&T Coal and AIM Oxford, and the directors and executive officers of our general partner have entered into “lock-up” agreements with the underwriters, as described in the section entitled “Underwriting — Lock-Up Agreements.” The lock-up agreements cover 1,458,800 common units or 14.2% of the total number of common units that will be outstanding upon completion of this offering. The common units subject to these lock-up agreements will be restricted from immediate resale but may be sold into the market after those restrictions expire, which will be at least 180 days after the date of this prospectus. However, Barclays Capital Inc. and Citigroup Global Markets Inc., in their sole discretion, may release the common units subject to the lock-up agreements in whole or in part at any time with or without notice.

We will incur increased costs as a result of being a publicly traded partnership.

We have no history operating as a publicly traded partnership. As a publicly traded partnership, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We expect that complying with the rules and regulations implemented by the SEC and the New York Stock Exchange will increase our legal and financial compliance costs and make activities more time-consuming and costly. For example, as a result of becoming a publicly traded partnership, we are required to have three independent directors, create additional board committees and adopt policies regarding internal controls and disclosure controls and procedures, including the preparation of reports on internal controls over financial reporting. In addition, we will incur additional costs associated with our publicly traded partnership reporting requirements.

Our unitholders who fail to furnish certain information requested by our general partner or who our general partner, upon receipt of such information, determines are not eligible citizens will not be entitled to receive distributions or allocations of income or loss on their common units and their common units will be subject to redemption.

Our general partner may require each limited partner to furnish information about his nationality, citizenship or related status. If a limited partner fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or our general partner determines after receipt of the information that the limited partner is not an eligible citizen, the limited partner may be treated as a non-citizen assignee. A non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation. Furthermore, we have the right to redeem all of the common units and subordinated units of any holder that is not an eligible citizen or fails to furnish the requested information. The redemption price will be paid in cash or by delivery of a promissory note, as determined by our general partner. Please read “The Partnership Agreement — Non-Citizen Assignees; Redemption.”

Our unitholders may have liability to repay distributions.

Under certain circumstances, our unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that, for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Purchasers of units who become limited partners are liable for the obligations of the transferring limited partner to make contributions to the partnership that are known to the purchaser of units at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the partnership agreement. Liabilities to partners on account of their partnership interests and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

Tax Risks

In addition to reading the following risk factors, please read “Material Federal Income Tax Consequences” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units.

Our tax treatment depends on our status as a partnership for federal income tax purposes. If the IRS were to treat us as a corporation for federal income tax purposes, which would subject us to entity-level taxation, then our cash available for distribution to our unitholders would be substantially reduced.

The anticipated after-tax economic benefit of an investment in the common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other tax matter affecting us.

Despite the fact that we are a limited partnership under Delaware law, it is possible in certain circumstances for a partnership such as ours to be treated as a corporation for federal income tax purposes. A change in our business or a change in current law could cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to taxation as an entity.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35.0%, and would likely pay state and local income tax at varying rates. Distributions would generally be taxed again as corporate distributions (to the extent of our current and accumulated earnings and profits), and no income, gains, losses, deductions, or credits would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Therefore, if we were treated as a corporation for federal income tax purposes there would be material reduction in the anticipated cash flow and after-tax return to our unitholders, likely causing a substantial reduction in the value of our common units.

Our partnership agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, the minimum quarterly distribution amount and the target distribution amounts may be adjusted to reflect the impact of that law on us.

If we were subjected to a material amount of additional entity-level taxation by individual states, it would reduce our cash available for distribution to our unitholders.

Changes in current state law may subject us to additional entity-level taxation by individual states. Because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. Imposition of any such taxes may substantially reduce the cash available for distribution to you. Our partnership agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that subjects us to entity-level taxation, the minimum quarterly distribution amount and the target distribution amounts may be adjusted to reflect the impact of that law on us.

The tax treatment of publicly traded partnerships or an investment in our common units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. Recently, members of the U.S. Congress have considered substantive changes to the existing federal income tax laws that affect certain publicly traded partnerships, which, if enacted, may or may not be applied retroactively. Any such changes could negatively impact the value of an investment in our common units.

Certain federal income tax preferences currently available with respect to coal exploration and development may be eliminated in future legislation.

Among the changes contained in President Obama’s Budget Proposal for Fiscal Year 2011, or the Budget Proposal, is the elimination of certain key U.S. federal income tax preferences relating to coal exploration and development. The Budget Proposal would (i) eliminate current deductions and the 60-month amortization for exploration and development costs relating to coal and other hard mineral fossil fuels, (ii) repeal the percentage depletion allowance with respect to coal properties, (iii) repeal capital gains treatment of coal and lignite royalties, and (iv) exclude from the definition of domestic production gross receipts all gross receipts derived from the sale, exchange, or other disposition of coal, other hard mineral fossil fuels, or primary products thereof. The passage of any legislation as a result of the Budget Proposal or any other similar changes in U.S. federal income tax laws could eliminate certain tax deductions that are currently available with respect to coal exploration and development, and any such change could increase the taxable income allocable to our unitholders and negatively impact the value of an investment in our common units.

Our unitholders’ share of our income will be taxable to them for U.S. federal income tax purposes even if they do not receive any cash distributions from us.

Because a unitholder will be treated as a partner to whom we will allocate taxable income which could be different in amount than the cash we distribute, a unitholder’s allocable share of our taxable income will be taxable to it, which may require the payment of federal income taxes and, in some cases, state and local income taxes on its share of our taxable income even if it receives no cash distributions from us. Our unitholders may not receive cash distributions from us equal to their share of our taxable income or even equal to the actual tax liability that results from that income.

If the IRS contests the federal income tax positions we take, the market for our common units may be adversely impacted and the cost of any IRS contest will reduce our cash available for distribution to our unitholders.

We have not requested a ruling from the Internal Revenue Service, or the IRS, with respect to our treatment as a partnership for federal income tax purposes or any other matter affecting us. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we take, and the IRS’s positions may ultimately be sustained. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel’s conclusions or the positions we take and such positions may not ultimately be sustained. A court may not agree with some or all of our counsel’s conclusions or the positions we take. Any contest with the IRS, and the outcome of any IRS contest, may have a materially adverse impact on the market for our common units and the price at which they trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our cash available for distribution.

Tax gain or loss on the disposition of our common units could be more or less than expected.

If you sell your common units, you will recognize a gain or loss for federal income tax purposes equal to the difference between the amount realized and your tax basis in those common units. Because distributions in excess of your allocable share of our net taxable income decrease your tax basis in your common units, the amount, if any, of such prior excess distributions with respect to the common units you sell will, in effect, become taxable income to you if you sell such common units at a price greater than your tax basis in those common units, even if the price you receive is less than your original cost. Furthermore, a substantial portion of the amount realized on any sale of your common units, whether or not representing gain, may be taxed as ordinary income due to potential recapture items, including depreciation recapture. In addition, because the amount realized includes a unitholder’s share of our nonrecourse liabilities, if you sell your common units, you may incur a tax liability in excess of the amount of cash you receive from the sale. Please read “Material Federal Income Tax Consequences — Disposition of Common Units — Recognition of Gain or Loss” for a further discussion of the foregoing.

Tax-exempt entities and non-U.S. persons face unique tax issues from owning our common units that may result in adverse tax consequences to them.

Investment in common units by tax-exempt entities, such as employee benefit plans and individual retirement accounts (known as IRAs), and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file U.S. federal income tax returns and pay tax on their share of our taxable income. If you are a tax-exempt entity or a non-U.S. person, you should consult a tax advisor before investing in our common units.

We will treat each purchaser of common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

Because we cannot match transferors and transferees of common units and because of other reasons, we will adopt depreciation and amortization positions that may not conform to all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. Our counsel is unable to opine as to the validity of such filing positions. It also could affect the timing of these tax benefits or the amount of gain from your sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to your tax returns. Please read “Material Federal Income Tax Consequences — Tax Consequences of Unit Ownership — Section 754 Election” for a further discussion of the effect of the depreciation and amortization positions we will adopt.

We prorate our items of income, gain, loss and deduction for U.S. federal income tax purposes between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

We will prorate our items of income, gain, loss and deduction for U.S. federal income tax purposes between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The use of this proration method may not be permitted under existing Treasury Regulations, and, accordingly, our counsel is unable to opine as to the validity of this method. If the IRS were to challenge this method or new Treasury regulations were issued, we may be required to change the allocation of items of income, gain, loss and deduction among our unitholders. Please read “Material Federal Income Tax Consequences — Disposition of Common Units — Allocations Between Transferors and Transferees.”

A unitholder whose common units are loaned to a “short seller” to cover a short sale of common units may be considered as having disposed of those common units. If so, he would no longer be treated for federal income tax purposes as a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition.

Because a unitholder whose common units are loaned to a “short seller” to cover a short sale of common units may be considered as having disposed of the loaned common units, he may no longer be treated for federal income tax purposes as a partner with respect to those common units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan to the short seller, any of our income, gain, loss or deduction with respect to those common units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those common units could be fully taxable as ordinary income. Our counsel has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to cover a short sale of common units; therefore, our unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to consult a tax advisor to discuss whether it is advisable to modify any applicable brokerage account agreements to prohibit their brokers from loaning their common units.

We will adopt certain valuation methodologies and monthly conventions for U.S. federal income tax purposes that may result in a shift of income, gain, loss and deduction between our general partner and our unitholders. The IRS may challenge this treatment, which could adversely affect the value of the common units.

When we issue additional units or engage in certain other transactions, we will determine the fair market value of our assets and allocate any unrealized gain or loss attributable to our assets to the capital accounts of our unitholders and our general partner. Our methodology may be viewed as understating the value of our assets. In that case, there may be a shift of income, gain, loss and deduction between certain unitholders and our general partner, which may be unfavorable to such unitholders. Moreover, under our valuation methods, subsequent purchasers of common units may have a greater portion of their Internal Revenue Code Section 743(b) adjustment allocated to our tangible assets and a lesser portion allocated to our intangible assets. The IRS may challenge our valuation methods, or our allocation of the Section 743(b) adjustment attributable to our tangible and intangible assets, and allocations of taxable income, gain, loss and deduction between our general partner and certain of our unitholders.

A successful IRS challenge to these methods or allocations could adversely affect the amount of taxable income or loss being allocated to our unitholders. It also could affect the amount of taxable gain from our unitholders’ sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to our unitholders’ tax returns without the benefit of additional deductions.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have technically terminated our partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of determining whether the 50% threshold has been met, multiple sales of the same interest will be counted only once. Our technical termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns (and our unitholders could receive two Schedules K-1 if relief was not available, as described below) for one fiscal year and could result in a deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead we would be treated as a new partnership for tax purposes. If treated as a new partnership, we must make new tax elections and could be subject to penalties if we are unable to determine that a termination occurred. The IRS has recently announced a publicly traded partnership technical termination relief program whereby, if a publicly traded partnership that technically terminated requests publicly traded partnership technical termination relief and such relief is granted by the IRS, among other things, the partnership will only have to provide one Schedule K-1 to unitholders for the year notwithstanding two partnership tax years. Please read “Material Federal Income Tax Consequences — Disposition of Common Units — Constructive Termination” for a discussion of the consequences of our termination for federal income tax purposes.

As a result of investing in our common units, you may become subject to state and local taxes and return filing requirements in jurisdictions where we operate or own or acquire properties.

In addition to federal income taxes, our unitholders will likely be subject to other taxes, including state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we conduct business or control property now or in the future, even if they do not live in any of those jurisdictions. Our unitholders will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions. Further, our unitholders may be subject to penalties for failure to comply with those requirements. We initially expect to conduct business in Indiana, Kentucky, Ohio, Pennsylvania and West Virginia. Each of these states currently imposes a personal income tax on individuals. As we make acquisitions or expand our business, we may control assets or conduct business in additional states that impose a personal income tax. It is your responsibility to file all U.S. federal, state and local tax returns. Our counsel has not rendered an opinion on the state or local tax consequences of an investment in our common units.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $150.5 million, after deducting underwriting discounts and commissions and structuring fees but before paying offering expenses, from the issuance and sale of common units offered by this prospectus. We will use the net proceeds from this offering to:

•	repay in full the outstanding balance under our existing credit facility, which was approximately $96.5 million at July 13, 2010;

•	distribute approximately $18.3 million to C&T Coal in respect of its limited partner interest in us;

•	distribute approximately $0.6 million to the participants in our LTIP that hold our common units in respect of their limited partner interests in us;

•	terminate our advisory services agreement with affiliates of AIM for a payment of approximately $2.5 million;

•	pay offering expenses of approximately $3.1 million; and

•	purchase currently leased and additional major mining equipment for approximately $22.1 million.

We will retain the remaining net proceeds from this offering to replenish approximately $7.4 million of our working capital. Please read “Summary — The Transactions.”

The table below sets forth our anticipated use of the net proceeds from this offering.

	Application of
	Net Proceeds of	Percentage of
	this Offering	Net Proceeds
	(in thousands)

Repayment of our existing credit facility	$96,517	64.1%
Distribution to C&T Coal	18,279	12.1
Distribution to LTIP participants	578	0.4
Termination of advisory services agreement	2,500	1.7
Payment of offering expenses	3,125	2.1
Purchase of currently leased and additional major mining equipment	22,100	14.7
Replenish working capital	7,445	4.9

Total	$150,544	100.0%

Immediately following the repayment of the outstanding balance under our existing credit facility with the net proceeds of this offering, we will enter into a new credit facility, and we will borrow approximately $86.0 million under that credit facility. We will use the proceeds from that borrowing to:

•	distribute approximately $35.9 million to AIM Oxford in respect of its limited partner interest in us;

•	pay fees and expenses relating to our new credit facility of approximately $5.3 million;

•	distribute approximately $1.1 million to our general partner in respect of its general partner interest in us;

•	replenish approximately $11.6 million of our working capital; and

•	purchase currently leased and additional major mining equipment for approximately $32.1 million.

A portion of the amounts to be repaid under our existing credit facility with the net proceeds of this offering were used to finance our acquisition of the surface mining operations of Phoenix Coal in September 2009. As of July 13, 2010, we had approximately $96.5 million of indebtedness outstanding under our existing credit facility. This indebtedness had a weighted average interest rate of 9.2% as of July 13, 2010. Our existing credit facility matures in August 2012.

The LTIP participants that will receive the approximately $0.6 million described above consist of Gerald A. Tywoniuk, one of our independent directors, our executive officers (excluding Charles C. Ungurean and Thomas T. Ungurean) and certain key employees.

The proceeds from any exercise of the underwriters’ option to purchase additional common units will be used to redeem from C&T Coal and AIM Oxford that number of common units that corresponds to the number of common units issued upon such exercise, at a price per common unit equal to the proceeds per common unit before expenses but after underwriting discounts and structuring fees.

An affiliate of Citigroup Global Markets Inc. is a lender under our existing credit facility and will receive its proportionate share of the repayment of the outstanding balance under our existing credit facility by us in connection with this offering. Please read “Underwriting — Relationships/FINRA Conduct Rules.”

CAPITALIZATION

The following table shows:

•	our historical capitalization, as of March 31, 2010; and

•	our pro forma, as adjusted capitalization as of March 31, 2010, giving effect to:

•	our entry into our new credit facility and the repayment of all outstanding indebtedness under our existing credit facility;

•	our receipt of net proceeds of $150.5 million from the issuance and sale of 8,750,000 common units to the public at an initial offering price of $18.50 per unit;

•	the application of the net proceeds from this offering in the manner described in “Use of Proceeds”; and

•	the other transactions described in “Summary — The Transactions.”

We derived this table from and it should be read in conjunction with and is qualified in its entirety by reference to the unaudited historical and pro forma consolidated financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2010
		Pro Forma,
	Actual	As Adjusted
	(in thousands)

Cash and cash equivalents	$1,290	$23,317(1)

Long-term debt (including current maturities):
Existing credit facility(2)	93,517	—
New credit facility(3)	—	86,000
Other debt	4,915	4,915

Total long-term debt (including current maturities)	$98,432	$90,915

Partners’ capital:
Limited partners:
Common unitholders — public	—	145,276
Common unitholders — LTIP	962	(292)
Common unitholders — sponsors	50,158	(3,344)
Subordinated unitholders — sponsors	—	(24,489)
General partner	1,048	(570)

Total Oxford Resource Partners, LP partners’ capital	52,168	116,581
Noncontrolling interest	3,695	3,695

Total partners’ capital	55,863	120,276

Total capitalization	$154,295	$211,191

(1)	This amount includes cash retained from the transactions described in “Use of Proceeds” to replenish working capital. As described in note (2) below, subsequent to March 31, 2010 we have made an additional $3.0 million of borrowings under our existing credit facility as of July 13, 2010. Because we will repay all outstanding borrowings under our existing credit facility with the proceeds of this offering, this $3.0 million increase in borrowings as of July 13, 2010 would result in a corresponding decrease in cash and cash equivalents of the same amount as of such date.

(2)	As of July 13, 2010, we had $96.5 million of borrowings under our existing credit facility. This amount does not include $8.2 million of letters of credit that were outstanding under our existing credit facility as of July 13, 2010.

(3)	This amount does not include $6.9 million in outstanding letters of credit that will be issued under our new credit facility.

DILUTION

Dilution is the amount by which the offering price will exceed the net tangible book value per unit after the offering. Net tangible book value is our total tangible assets less tangible liabilities. Tangible assets are our total assets less intangible assets, which are customer relationships and deferred financing costs. Tangible liabilities are our total liabilities less intangible liabilities, which are our below market coal sales contracts. On a pro forma basis as of March 31, 2010, after giving effect to our entry into our new credit facility and repayment of all outstanding indebtedness under our existing credit facility, the issuance and sale of 8,750,000 common units, the other transactions described in “Summary — The Transactions” and the application of the net proceeds from this offering in the manner described in “Use of Proceeds,” our net tangible book value was approximately $116.9 million, or $5.57 per common unit. The pro forma tangible net book value excludes $5.3 million of deferred financing costs. Purchasers of common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Initial public offering price per common unit		$18.50
Net tangible book value per common unit before the offering(1)	$4.61
Increase in net tangible book value per common unit attributable to purchasers in the offering	0.96

Less: Pro forma net tangible book value per common unit after the offering(2)		5.57

Immediate dilution in net tangible book value per common unit to purchasers in the offering		$12.93

(1)	Determined by dividing the net tangible book value of our assets and liabilities by the number of units (1,530,368 common units, 10,280,380 subordinated units and the 2.0% general partner interest represented by 419,607 general partner units) held by our general partner and its affiliates and the participants under our LTIP.

(2)	Determined by dividing our pro forma net tangible book value, after giving effect to the use of the net proceeds from this offering, by the total number of units (10,280,368 common units, 10,280,380 subordinated units and the 2.0% general partner interest represented by 419,607 general partner units) to be outstanding after this offering.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by our general partner and its affiliates and the participants under our LTIP in respect of their units and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus.

	Units Acquired		Total Consideration
	Number	Percent	Amount	Percent
	($ in millions)

General Partner and its affiliates, and LTIP participants(1)	12.2	58.3%	$52.2	24.4%
New Investors	8.8	41.7%	161.9	75.6%

Total	21.0	100.0%	$214.1	100.0%

(1)	Upon the consummation of the transactions contemplated by this prospectus, our general partner and its affiliates, and the participants under our LTIP, will own 1,530,368 common units, 10,280,380 subordinated units and a 2.0% general partner interest represented by 419,607 general partner units.

CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy in conjunction with the specific assumptions included in this section. In addition, you should read “Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and regarding certain risks inherent in our business.

For additional information regarding our historical results of operations, you should refer to our historical audited consolidated financial statements as of and for the years ended December 31, 2007, 2008 and 2009 and our historical unaudited consolidated financial statements as of and for the quarters ended March 31, 2009 and 2010 included elsewhere in this prospectus.

General

Rationale for Our Cash Distribution Policy

Our partnership agreement requires that we distribute all of our available cash quarterly. Under our partnership agreement, available cash is generally defined to mean, for each quarter, cash generated from our business in excess of the amount of cash reserves established by our general partner to provide for the conduct of our business, to comply with applicable law, any of our debt instruments or other agreements or to provide for future distributions to our unitholders for any one or more of the next four quarters. Our available cash may also include, if our general partner so determines, all or any portion of the cash on hand on the date of determination of available cash for the quarter. Our cash distribution policy reflects a basic judgment that our unitholders will be better served by distributing our available cash rather than retaining it, because, among other reasons, we believe we will generally finance any expansion capital expenditures from external financing sources. Because we are not subject to an entity-level federal income tax, we expect to have more cash to distribute than would be the case if we were subject to federal income tax.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that we will distribute quarterly cash distributions to our unitholders. Our cash distribution policy is subject to certain restrictions and may be changed at any time. The reasons for such uncertainties in our stated cash distribution policy include the following factors:

•	Our cash distribution policy will be subject to restrictions on cash distributions under our new credit facility. Specifically, we expect our new credit facility to contain financial tests and covenants that we must satisfy before quarterly cash distributions can be paid. In addition, our ability to pay quarterly cash distributions will be restricted if an event of default has occurred under our new credit facility. The financial tests, covenants and events of default are described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Credit Facility.” Should we be unable to satisfy these restrictions included in our new credit facility or if we are otherwise in default under our new credit facility, we would be prohibited from making cash distributions notwithstanding our cash distribution policy.

•	Our general partner will have the authority to establish cash reserves for the prudent conduct of our business and for future cash distributions to our unitholders, and the establishment of or increase in those reserves could result in a reduction in cash distributions from levels we currently anticipate pursuant to our stated cash distribution policy.

•	While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including the provisions requiring us to make cash distributions contained therein, may be amended. Our partnership agreement generally may not be amended during the subordination period without the approval of our public common unitholders other than in certain limited circumstances where no unitholder approval is required. However, after the subordination period has ended our partnership agreement may be amended with the consent of our general partner and the approval of a majority of the outstanding common units (including common units held by C&T Coal and AIM Oxford). At the closing of this offering, C&T Coal and AIM Oxford will own our general partner, approximately 13.7% of our outstanding common units and all of our outstanding subordinated units. Please read “The Partnership Agreement — Amendment of Our Partnership Agreement.”

•	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement.

•	Under Section 17-607 of the Delaware Act, we may not make a distribution if the distribution would cause our liabilities to exceed the fair value of our assets.

•	We may lack sufficient cash to pay distributions to our unitholders due to reduced revenues or increases in our operating costs, SG&A expenses, principal and interest payments on our outstanding debt and working capital requirements.

•	If we make distributions out of capital surplus, as opposed to operating surplus, any such distributions would constitute a return of capital and would result in a reduction in the minimum quarterly distribution and the target distribution levels. Please read “How We Make Cash Distributions — Distributions from Capital Surplus.” We do not anticipate that we will make any distributions from capital surplus.

•	Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute cash to us, including cash distributions from Harrison Resources, which requires the approval of the noncontrolling interest holder. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable state partnership and limited liability company laws and other laws and regulations.

We must generate approximately $36.7 million (or an average of $9.2 million per quarter) of available cash to pay the minimum quarterly distribution for four quarters on all of our common units, subordinated units and general partner units that will be outstanding immediately after this offering. We believe, based on our financial forecast and related assumptions, that we will have sufficient available cash to enable us to pay this amount for the twelve months ending June 30, 2011. However, we did not generate this amount of available cash from operating surplus during the year ended December 31, 2009 and the twelve months ended March 31, 2010. The amounts that we generated with respect to those periods were $16.1 million and $10.8 million, respectively. As a result, for the year ended December 31, 2009 and the twelve months ended March 31, 2010 we would have generated aggregate available cash sufficient to pay only 87.8% and 58.8%, respectively, of the aggregate minimum quarterly distribution on our common units during those periods, and we would not have been able to pay any distributions on our subordinated units during those periods. We have not used quarter-by-quarter estimates for each quarter in the year ended December 31, 2009 and the twelve months ended March 31, 2010 to determine if we would have generated available cash sufficient to pay the minimum quarterly distribution for each quarter during those periods.

Our financial forecast does not include the quarter ended June 30, 2010 and we do not have complete financial information available with respect to that quarter. However, based on the preliminary financial information we have available at this time, we believe that we will not have generated cash available for distribution for the quarter ended June 30, 2010 sufficient to pay the full minimum quarterly distribution on all of our common units, subordinated units and general partner units that will be outstanding immediately after this offering. Please read “— Anticipated Cash Available for Distribution for the Quarter Ended June 30, 2010.” In addition, even though we do not provide a quarterly forecast for each quarter in the twelve months ending June 30, 2011, we expect to generate cash available for distribution for the quarter ending September 30, 2010 of approximately $6.9 million, or approximately $2.3 million less than the amount of cash needed to pay the full minimum quarterly distribution on all of our outstanding units. Please read “— Historical and Forecasted Results of Operations and Cash Available for Distribution.”

Our Ability to Grow is Dependent on Our Ability to Access External Expansion Capital

We will distribute all of our available cash to our unitholders on a quarterly basis. As a result, we expect that we will rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund any future expansion capital expenditures. To the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow our asset base. In addition, because we will distribute all of our available cash, our growth may not be as fast as businesses that reinvest all of their available cash to expand ongoing operations. Our new credit facility will restrict our ability to incur additional debt, including through the issuance of debt securities. Please read “Risk Factors — Restrictions in our new credit facility could adversely affect our business, financial condition, results of operations, ability to make distributions to unitholders and value of our common units.” To the extent we issue additional units, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level, which in turn may impact the available cash that we have to distribute on each unit. There are no limitations in our partnership agreement, and we do not anticipate there being any limitations in our new credit facility, on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which in turn may impact the available cash that we have to distribute to our unitholders. Please read “Risk Factors — Debt we incur in the future may limit our flexibility to obtain financing and to pursue other business opportunities.”

Minimum Quarterly Distribution Rate

Upon the consummation of this offering, the board of directors of our general partner intends to establish a minimum quarterly distribution of $0.4375 per unit for each complete quarter, or $1.75 per unit on an annualized basis. Our ability to make cash distributions at the minimum quarterly distribution rate will be subject to the factors described above under “— General — Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy.” Quarterly distributions, if any, will be paid within 45 days after the end of each quarter. We do not expect to make distributions with respect to the quarter ended June 30, 2010 or for the period that begins on July 1, 2010 and ends on the day prior to the closing of this offering other than the distributions to be made in connection with the closing of this offering that are described in “Summary — The Transactions” and “Use of Proceeds.” We will adjust our first distribution for the period from the closing of this offering through September 30, 2010 based on the actual length of the period. The amount of available cash needed to pay the minimum quarterly distribution on all of the common units, subordinated units and general partner units to be outstanding immediately after this offering for one quarter and for four quarters is summarized in the table below:

	Number of Units	One Quarter	Four Quarters

Common units	10,280,368	$4,497,661	$17,990,644
Subordinated units	10,280,380	4,497,666	17,990,665
General partner units	419,607	183,578	734,312

Total	20,980,355	$9,178,905	$36,715,621

As of the date of this offering, our general partner will be entitled to 2.0% of all distributions that we make prior to our liquidation. Our general partner’s initial 2.0% interest in these distributions may be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us in order to maintain its initial 2.0% general partner interest. Our general partner will also hold the incentive distribution rights, which entitle the holder to increasing percentages, up to a maximum of 48.0%, of the cash we distribute in excess of $0.6563 per unit per quarter.

During the subordination period, before we make any quarterly distributions to our subordinated unitholders, our common unitholders are entitled to receive payment of the full minimum quarterly distribution plus any arrearages in distributions of the minimum quarterly distribution from prior quarters. Please read “How We Make Cash Distributions — Subordination Period.” We cannot guarantee, however, that we will pay the minimum quarterly distribution on the common units in any quarter.

We do not have a legal obligation to pay distributions at our minimum quarterly distribution rate or at any other rate except as provided in our partnership agreement. Our partnership agreement requires that we distribute all of our available cash quarterly. Under our partnership agreement, available cash is generally defined to mean, for each quarter, cash generated from our business in excess of the amount of cash reserves established by our general partner to provide for the conduct of our business, to comply with applicable law, any of our debt instruments or other agreements or to provide for future distributions to our unitholders for any one or more of the next four quarters. Our available cash may also include, if our general partner so determines, all or any portion of the cash on hand on the date of determination of available cash for the quarter.

Although holders of our common units may pursue judicial action to enforce provisions of our partnership agreement, including those related to requirements to make cash distributions as described above, our partnership agreement provides that any determination made by our general partner in its capacity as our general partner must be made in good faith and that any such determination will not be subject to any other standard imposed by the Delaware Act or any other law, rule or regulation or at equity. Our partnership agreement provides that, in order for a determination by our general partner to be made in “good faith,” our general partner must have an honest belief that the determination is in our best interest. Please read “Conflicts of Interest and Fiduciary Duties.”

Our cash distribution policy, as expressed in our partnership agreement, may not be modified or repealed without amending our partnership agreement; however, the actual amount of our cash distributions for any quarter is subject to fluctuations based on the amount of cash we generate from our business and the amount of reserves our general partner establishes in accordance with our partnership agreement as described above.

We will pay our distributions on or about the 15th day of each of February, May, August and November to holders of record on or about the 1st day of each such month. If the distribution date does not fall on a business day, we will make the distribution on the first business day immediately preceding the indicated distribution date. We do not expect to make distributions with respect to the quarter ended June 30, 2010 or for the period that begins on July 1, 2010 and ends on the day prior to the closing of this offering other than the distributions to be made in connection with the closing of this offering that are described in “Summary — The Transactions” and “Use of Proceeds.” We will adjust the quarterly distribution for the period from the closing of this offering through September 30, 2010 based on the actual length of the period.

Anticipated Cash Available for Distribution for the Quarter Ended June 30, 2010

Our financial forecast does not include the quarter ended June 30, 2010 because the closing of this offering will occur in the quarter ending September 30, 2010. In addition, we do not have complete financial information available with respect to the quarter ended June 30, 2010 and the quarterly financial statement closing process for that quarter is not complete. However, based on the preliminary financial information we have available at this time, we believe we would have generated cash available for distribution for the quarter ended June 30, 2010 in the range of approximately $1.0 million to $3.0 million, or approximately $8.2 million to $6.2 million less than the amount of cash needed to pay the full minimum quarterly distribution on all of our common units, subordinated units and general partner units that will be outstanding immediately after this offering. Based on this range, for the quarter ended June 30, 2010, we believe we would have generated cash available for distribution sufficient to pay only between approximately 21.8% and 65.4% of the minimum quarterly distribution on all of our common units, and we would not have been able to pay any distribution on our subordinated units.

The estimated range of cash available for distribution for the quarter ended June 30, 2010 is preliminary and may change. We and our auditors have not begun our normal quarterly review procedures for the quarter ended June 30, 2010, and there can be no assurance that our final results for this quarterly period will not differ from these estimates, including as a result of quarter-end closing procedures or review adjustments, and any such differences could be material. These preliminary results are not necessarily indicative of the results to be achieved for the remainder of 2010 or any future period. In addition, these estimates should not be viewed as a substitute for full financial statements prepared in accordance with GAAP or as a measure of our financial performance.

Historical and Forecasted Results of Operations and Cash Available for Distribution

In this section, we present in detail the basis for our belief that we will be able to pay the minimum quarterly distribution on all of our common units and subordinated units and make the corresponding distribution on our general partner’s 2.0% general partner interest for the twelve months ending June 30, 2011, which is the first full four quarter period that begins after the expected closing date of this offering. We present a table below, consisting of historical results of operations and cash available for distribution for the year ended December 31, 2009 and the twelve months ended March 31, 2010 and forecasted results of operations and cash available for distribution for the twelve months ending June 30, 2011. In the table, we show our historical results of operations and the amount of cash available for distribution we would have had for the year ended December 31, 2009 and the twelve months ended March 31, 2010, based on our historical consolidated statements of operations included elsewhere in this prospectus and our forecasted results of operations and the forecasted amount of cash available for distribution for the twelve months ending June 30, 2011 based on our historical consolidated statements of operations included elsewhere in this prospectus and the significant assumptions upon which this forecast is based.

Our historical consolidated financial statements and the notes to those statements included elsewhere in this prospectus should be read together with “Selected Historical and Pro Forma Consolidated Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

We must generate approximately $36.7 million (or an average of $9.2 million per quarter) of available cash to pay the minimum quarterly distribution for four quarters on all of our common units, subordinated units and general partner units that will be outstanding immediately after this offering. We did not generate this amount of available cash from operating surplus during the year ended December 31, 2009 and the twelve months ended March 31, 2010. The amounts that we generated with respect to those periods were $16.1 million and $10.8 million, respectively. As a result, for the year ended December 31, 2009 and the twelve months ended March 31, 2010 we would have generated aggregate available cash sufficient to pay only 87.8% and 58.8%, respectively, of the aggregate minimum quarterly distribution on our common units during those periods, and we would not have been able to pay any distributions on our subordinated units during those periods. We have not used quarter-by-quarter estimates for each quarter in the year ended December 31, 2009 and the twelve months ended March 31, 2010 to determine if we would have generated available cash sufficient to pay the minimum quarterly distribution for each quarter during those periods.

Our financial forecast does not include the quarter ended June 30, 2010 and we do not have complete financial information available with respect to that quarter. However, based on the preliminary financial information we have available at this time, we believe that we will not have generated cash available for distribution for the quarter ended June 30, 2010 sufficient to pay the full minimum quarterly distribution on all of our common units, subordinated units and general partner units that will be outstanding immediately after this offering. Please read “— Anticipated Cash Available for Distribution for the Quarter Ended June 30, 2010.”

We forecast that our cash available for distribution generated during the twelve months ending June 30, 2011 will be approximately $44.1 million. This amount would be sufficient to pay the full minimum quarterly distribution of $0.4375 per unit on all of our common units and subordinated units and the corresponding distribution on our general partner’s 2.0% general partner interest for each quarter in the twelve months ending June 30, 2011. Although we believe that we will have available cash sufficient to pay the minimum quarterly distribution on all of our units for each quarter in the forecast period, we do not provide a quarterly forecast for each quarter in the forecast period due to the uncertainty surrounding the precise timing of certain anticipated capital expenditures during the latter part of the forecast period. However, we expect that cash generated from operations during the quarter ending September 30, 2010 will be approximately $6.9 million, or approximately $2.3 million less than the amount of cash needed to pay the entire minimum quarterly distribution on all of our outstanding units. As a result, during the quarter ending September 30, 2010, we expect to generate cash from operations sufficient to pay the entire minimum quarterly distribution on our common units, but only 52.9% of the minimum quarterly distribution on our subordinated units. We expect to fund the additional $2.3 million with cash on hand or working capital borrowings. This expected shortfall is primarily attributable to the volume of coal that we expect to purchase from third parties during the quarter ending September 30, 2010 and the timing of capital expenditures during that period.

We are providing the financial forecast to supplement our historical consolidated financial statements in support of our belief that we will have sufficient cash available to allow us to pay cash distributions on all of our outstanding common units and subordinated units and the corresponding distributions on our general partner’s 2.0% general partner interest for the twelve months ending June 30, 2011 at the minimum quarterly distribution rate. Please read “— Significant Forecast Assumptions” for further information as to the assumptions we have made for the financial forecast. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates” for information as to the accounting policies we have followed for the financial forecast.

Our forecast is based on assumptions that we believe to be reasonable with respect to the forecast period as a whole. We do not believe, however, that all of these assumptions necessarily lend themselves to an accurate accounting of precise quarter-by-quarter changes in projected operating results and cash flows. Providing this level of detail would require us to make very specific assumptions about the precise timing of each revenue and expense item in our forecast that are beyond our ability to make with the level of certainty and reasonableness appropriate for a forecast. To the extent that there is a shortfall during any quarter in the forecast period, we believe we would be able to make working capital borrowings to pay distributions in such quarter and would likely be able to repay such borrowings in a subsequent quarter because we believe the total cash available for distribution for the forecast period will be more than sufficient to pay the aggregate minimum quarterly distribution to all unitholders and the related distribution to our general partner for the forecast period.

Our forecast reflects our judgment as of the date of this prospectus of conditions we expect to exist and the course of action we expect to take during the twelve months ending June 30, 2011. We believe that our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results will be achieved. If our estimates are not achieved, we may not be able to pay quarterly distributions on our common units and subordinated units at the minimum quarterly distribution rate of $0.4375 per unit (or $1.75 per unit on an annualized basis) or any other rate. The assumptions and estimates underlying the forecast are inherently uncertain and, though we consider them reasonable as of the date of this prospectus, are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the forecast, including, among others, risks and uncertainties contained in “Risk Factors.” Accordingly, there can be no assurance that the forecast is indicative of our future performance or that actual results will not differ materially from those presented in the forecast. Inclusion of the forecast in this prospectus should not be regarded as a representation by any person that the results contained in the forecast will be achieved.

We do not, as a matter of course, make public forecasts as to future sales, earnings or other results. However, we have prepared the forecast set forth below to present the estimated cash available for distribution to our unitholders and general partner during the forecasted period. The accompanying forecast was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in our view, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and our expected future financial performance. However, this information is not necessarily indicative of future results.

Neither our independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the forecast contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the forecast. We do not intend to update or otherwise revise the forecast to reflect circumstances existing since its preparation or to reflect the occurrence of unanticipated events, even if any or all of the underlying assumptions are shown to be in error. Furthermore, we do not intend to update or revise the forecast to reflect changes in general economic or industry conditions.

Oxford Resource Partners, LP
Cash Available for Distribution

	Historical		Forecasted(1)
	Year Ended	Twelve Months	Twelve Months
	December 31,	Ended	Ending June 30,
	2009	March 31, 2010	2011
	(In thousands, except per unit and
	per ton amounts)

Operating data:
Coal produced in tons	5,846	6,256	7,890
Coal purchased in tons	530	595	670

Coal available for sale in tons	6,376	6,851	8,560

Coal sold in tons	6,311	6,788	8,654
Increase in coal inventory in tons	65	63	(94)
Coal sales in tons — sold/committed(2)	6,311	6,788	8,202
Coal sales in tons — uncommitted	n/a	n/a	452
Average sales price per ton — sold/committed(2)	$40.27	$38.83	$38.51
Average sales price per ton — uncommitted	n/a	n/a	$41.61
Selected financial data:
Coal sales revenue — sold/committed(2)	$254,171	$263,550	$315,816
Coal sales revenue — uncommitted	n/a	n/a	18,834
Transportation revenue	32,490	33,360	44,200
Royalty and non-coal revenue(3)	7,183	6,555	7,455

Total revenues	293,844	303,465	386,305
Costs and expenses:
Cost of coal sales (excluding DD&A, shown separately)	170,698	185,059	217,218
Cost of purchased coal	19,487	18,841	20,813
Cost of transportation	32,490	33,360	44,200
Depreciation, depletion and amortization	25,902	28,991	49,535
Selling, general and administrative expenses(4)	13,242	13,676	15,192

Total costs and expenses	261,819	279,927	346,958

Income from operations	32,025	23,538	39,347
Interest income	35	25	33
Interest expense	(6,484)	(7,194)	(8,124)
Gain from purchase of business(5)	3,823	3,823	—

Net income	29,399	20,192	31,256
Less: income attributable to noncontrolling interest	(5,895)	(6,358)	(5,643)

Net income attributable to Oxford Resource Partners, LP unitholders	$23,504	$13,834	$25,613

Plus:
Depreciation, depletion and amortization	25,902	28,991	49,535
Interest expense	6,484	7,194	8,124
Non-cash equity compensation expense	472	667	433
Less:
Interest Income	35	25	33
Gain from purchase of business(5)	3,823	3,823	—
Amortization of below-market coal sales contracts	1,705	2,330	2,100

Adjusted EBITDA(6)	$50,799	$44,508	$81,572
Less:
Cash interest expense, net of interest income	5,970	6,248	5,656
Expansion capital expenditures	33,406	35,626	22,100
Reserve replacement expenditures(7)	3,057	3,524	5,682
Other maintenance capital expenditures(7)	25,657	23,937	26,175

Add:
Cash on hand to fund expansion capital expenditures(8)	33,406	35,626	22,100
Cash available for distribution	$16,115	$10,799	$44,059
Implied cash distributions at the minimum quarterly distribution rate:
Annualized minimum quarterly distribution per unit	$1.75	$1.75	$1.75
Distributions to public common unitholders	$15,313	$15,313	$15,313
Distributions to participants in LTIP	221	221	221
Distributions to C&T Coal and AIM Oxford — common units	2,457	2,457	2,457
Distributions to C&T Coal and AIM Oxford — subordinated units	17,991	17,991	17,991
Distributions to general partner	734	734	734

Total distributions to unitholders and general partner(9)	36,716	36,716	36,716

Excess (shortfall)	$(20,601)	$(25,917)	$7,343

(1)	The forecasted column is based on the assumptions set forth in “— Significant Forecast Assumptions” below.

(2)	Represents coal sold for 2009 and the twelve months ended March 31, 2010 on a historical basis and coal committed for sale for the twelve months ending June 30, 2011. The forecast period amount includes 0.2 million tons that are subject to a price re-opener under a long-term coal sales contract.

(3)	Consists of royalty payments we receive on our underground coal reserves as well as limestone sales and other revenue.

(4)	Historical SG&A expenses for both the year ended December 31, 2009 and the twelve months ended March 31, 2010 include one-time expenses of $1.6 million associated with the Phoenix Coal acquisition and $1.0 million of legal fees incurred in renegotiating our existing credit facility, but do not include incremental SG&A expenses of approximately $3.0 million that we expect to incur as a result of being a publicly traded partnership. However, forecasted SG&A expenses for the twelve months ending June 30, 2011 do include such incremental SG&A expenses.

(5)	On September 30, 2009, we acquired all of the active surfacing mining operations of Phoenix Coal. The purchase price of this acquisition was less than the fair value of the net assets and liabilities we acquired. We recorded this difference as a gain of $3.8 million for both the year ended December 31, 2009 and the twelve months ended March 31, 2010.

(6)	This table presents a reconciliation of Adjusted EBITDA to net income (loss) attributable to our unitholders for each of the periods indicated. Adjusted EBITDA is a non-GAAP financial measure, which we use in our business as it is an important supplemental measure of our performance. Adjusted EBITDA represents net income (loss) attributable to our unitholders before interest, taxes, depreciation, depletion and amortization, gain from purchase of a business, amortization of below-market coal sales contracts and non-cash equity compensation expense. This measure is not calculated or presented in accordance with GAAP. We explain this measure below and reconcile it to its most directly comparable financial measures calculated and presented in accordance with GAAP.

Adjusted EBITDA is used as a supplemental financial measure by management and by external users of our financial statements, such as investors and lenders, to assess:

• our financial performance without regard to financing methods, capital structure or income taxes;

• our ability to generate cash sufficient to pay interest on our indebtedness and to make distributions to our unitholders and our general partner;

• our compliance with certain financial covenants applicable to our credit facility; and

• our ability to fund capital expenditure projects from operating cash flows.

Adjusted EBITDA should not be considered an alternative to net income (loss) attributable to our unitholders, income from operations, cash flows from operating activities or any other measure of performance presented in accordance with GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income (loss) attributable to our unitholders, income from operations and cash flows, and these measures may vary among other companies. Therefore, Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies.

(7)	Historically we have not made a distinction between maintenance capital expenditures and other capital expenditures. Our partnership agreement divides maintenance capital expenditures into two categories — reserve replacement expenditures and other maintenance capital expenditures. For purposes of this presentation, however, we have evaluated our capital expenditures for both the year ended December 31, 2009 and the twelve months ended March 31, 2010 to determine which of them would have been classified as reserve replacement expenditures and other maintenance capital expenditures, respectively, in accordance with our partnership agreement at the time they were made. Based on this evaluation, we estimate that our reserve replacement expenditures and other maintenance capital expenditures for the year ended December 31, 2009 would have been $3.1 million and $25.7 million, respectively, and for the twelve months ended March 31, 2010 would have been $3.5 million and $23.9 million, respectively. The amount of our actual reserve replacement expenditures may differ substantially from period to period, which could cause similar fluctuations in the amounts of operating surplus, adjusted operating surplus and cash available for distribution to our unitholders, if we subtracted actual reserve replacement expenditures from operating surplus. To eliminate these fluctuations, our partnership agreement will require that an estimate of the reserve replacement expenditures necessary to maintain our asset base be subtracted from operating surplus each quarter as opposed to amounts actually spent on reserve replacement expenditures. The $5.7 million of reserve replacement expenditures for the forecasted twelve months ending June 30, 2011 represents estimated reserve replacement expenditures as defined in our partnership agreement. The amount of estimated reserve replacement expenditures deducted from operating surplus must be determined by the board of directors of our general partner at least once a year, subject to approval by the Conflicts Committee. We expect our actual reserve replacement expenditures during the forecast period to be consistent with our estimated reserve replacement expenditures for that period. Please read “How We Make Cash Distributions — Operating Surplus and Capital Surplus — Definition of Operating Surplus” for a further discussion of the effects of our use of estimated reserve replacement expenditures.

(8)	We expect to fund the $22.1 million of expansion capital expenditures incurred in the forecast period with the proceeds from this offering.

(9)	Represents the amount that would be required to pay distributions for four quarters at our minimum quarterly distribution rate of $0.4375 per unit on all of the common and subordinated units that will be outstanding immediately following this offering and the corresponding distributions on our general partner’s 2.0% general partner interest.

Significant Forecast Assumptions

The forecast has been prepared by and is the responsibility of management. Our forecast reflects our judgment as of the date of this prospectus of conditions we expect to exist and the course of action we expect to take during the twelve months ending June 30, 2011. While the assumptions disclosed in this prospectus are not all-inclusive, the assumptions listed below are those that we believe are material to our forecasted results of operations and any assumptions not discussed below were not deemed to be material. We believe we have a reasonable objective basis for these assumptions. We believe our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results will be achieved. There will likely be differences between our forecast and the actual results and those differences could be material. If the forecast is not achieved, we may not be able to pay cash distributions on our common units at the minimum quarterly distribution rate or at all.

Production and Revenues.  We forecast that our total revenues for the twelve months ending June 30, 2011 will be approximately $386.3 million, as compared to approximately $293.8 million for the year ended December 31, 2009 and $303.5 million for the twelve months ended March 31, 2010. Our forecast of total revenues is based primarily on the following assumptions:

•	We estimate that we will produce approximately 7.9 million tons of coal during the twelve months ending June 30, 2011, as compared to approximately 5.8 million tons and 6.3 million tons we produced in the year ended December 31, 2009 and the twelve months ended March 31, 2010, respectively. This estimated volume increase is primarily due to additional coal production from our Muhlenberg County mining complex that we acquired in the Phoenix Coal acquisition, as a result of a full year of production from these properties being reflected in the forecast period as well as our deployment of larger equipment and implementation of more efficient mining practices at that complex. We expect to produce an aggregate of approximately 2.0 million tons of coal from our Muhlenberg County mining complex in the forecast period, compared to 0.4 million tons of coal during the first quarter of 2010 (or 1.6 million tons on an annualized basis). We expect that our coal production during the forecast period from our other mining complexes will increase 9% and 7% compared to the year ended December 31, 2009 and the twelve months ended March 31, 2010, respectively. These increases are primarily attributable to increased production at our Harrison County mining complex.

•	We estimate that we will sell approximately 8.7 million tons of coal during the twelve months ending June 30, 2011, as compared to approximately 6.3 million tons and 6.8 million tons we sold in the year ended December 31, 2009 and the twelve months ended March 31, 2010, respectively. We have committed to sell approximately 8.2 million tons, of which 8.0 million tons are priced and 0.2 million tons are subject to price re-openers under a long-term coal sales contract. As described below, we expect to purchase approximately 0.7 million tons to balance our estimated sales volumes. Our estimates assume that we will be successful in repricing these 0.2 million tons at slightly higher prices. Our estimates also assume that our customers with options to take delivery of additional tons during the forecast period will not exercise their options. Our long-term coal sales contracts that provide for these options typically require the customer to provide us with from one to three months advance notice of an election to take option tons. This also assumes that we will reach agreement on an amendment to a long-term coal sales contract that we are currently negotiating with AEP. In exchange for the removal of AEP’s right to purchase option tons during an extension period, this amendment is expected to reduce the tons we are committed to deliver to AEP by approximately 280,000 tons in the second half of 2010 and by approximately 150,000 tons and 200,000 tons, respectively, in 2011 and 2012. This also includes orders to deliver additional tons to AEP from mining complexes that can ship coal through our Bellaire river terminal that were placed in June 2010.

•	We estimate that the average sales price per ton for committed tons will be $38.51 for the twelve months ending June 30, 2011, as compared to $40.27 and $38.83 for the year ended December 31, 2009 and the twelve months ended March 31, 2010, respectively. This estimate takes into account prices in our long-term coal sales contracts, including our estimate of the amount of applicable cost pass through or inflation adjustment provisions, and gives effect to the full year impact of the lower priced coal sales contracts that we assumed in connection with the Phoenix Coal acquisition, and the expiration of a non-recurring price increase for 2009, which contributed $13.25 million to revenues and Adjusted EBITDA in 2009, that related to an amendment of a long-term coal sales contract with a major customer. This estimate includes a price increase we have obtained over the forecast period for a long-term coal sales contract with a customer that uses coal we produce at our Muhlenberg County mining complex. In exchange for this price increase, we have agreed to extend the term of this long-term coal sales contract with this customer through 2015.

•	We estimate that the average sales price per ton for uncommitted tons will be $41.61 for the twelve months ending June 30, 2011. Our estimated average sales price for these tons assumes that we will be successful in selling those uncommitted tons at prices that reflect management’s current estimates of market conditions and pricing trends.

•	We estimate that our royalty and non-coal revenue, which consists of royalty payments received on our underground coal reserves as well as limestone sales and other sources of revenue, will be $7.5 million for the twelve months ending June 30, 2011, as compared to $7.2 million and $6.6 million for the year ended December 31, 2009 and the twelve months ended March 31, 2010, respectively. We have assumed that the overriding royalty payments on our underground coal reserves and all other non-coal revenues during the forecast period will slightly increase compared to the amounts we received for the year ended December 31, 2009 and the twelve months ended March 31, 2010.

Purchased Coal.  We estimate that we will purchase approximately 0.7 million tons of coal from third parties for the twelve months ending June 30, 2011, as compared to approximately 0.5 million tons and 0.6 million tons we purchased for the year ended December 31, 2009 and the twelve months ended March 31, 2010, respectively. This increase is primarily due to the full year impact of a long-term coal purchase contract that we assumed in connection with the Phoenix Coal acquisition under which we purchase approximately 0.4 million tons annually.

Cost of Coal Sales.  We estimate that our cost of coal sales will be $217.2 million for the twelve months ending June 30, 2011, compared to $170.7 million and $185.1 million for the year ended December 31, 2009 and the twelve months ended March 31, 2010, respectively. The increase in cost of coal sales for the forecast period as compared to the year ended December 31, 2009 and the twelve months ended March 31, 2010 is primarily attributable to increased coal production, partially offset by a decrease in our cost of coal sales per ton. We estimate that our cost of coal sales per ton for the twelve months ending June 30, 2011 will be $27.53, compared to $29.20 and $29.56 for the year ended December 31, 2009 and the twelve months ended March 31, 2010, respectively. This projected decrease is primarily attributable to reduced operating lease expense as a result of purchasing major mining equipment that we currently lease and increased efficiency as a result of the purchase of major mining equipment in connection with the consummation of the transactions described in “Summary — The Transactions.” At closing, we will spend approximately $32.1 million to buyout certain operating leases. As a result, during the forecast period, we estimate that our operating lease expense will be reduced by approximately $9.4 million related to purchases of major mining equipment that we either currently lease or would have leased during that period but for the transactions contemplated in connection with this offering. In addition, we estimate that we will realize approximately $6.9 million in cost savings related to increased efficiency that we expect to gain from the purchase of additional major mining equipment in connection with this offering. The projected decrease in our cost of coal sales per ton during the forecast period is also attributable to a projected decrease in diesel fuel and explosives costs on a per ton basis due to a projected increase in production, partially offset by higher non-commodity-related operating costs on a per ton basis due to the Phoenix Coal acquisition.

Cost of Purchased Coal.  We forecast our cost of purchased coal will be $20.8 million for the twelve months ending June 30, 2011, compared to $19.5 million and $18.8 million for the year ended December 31, 2009 and the twelve months ended March 31, 2010, respectively. This increase is primarily attributable to slightly more tons of coal being purchased in the forecast period as compared to the year ended December 31, 2009 and the twelve months ended March 31, 2010, partially offset by a decrease in the cost per ton of purchased coal. We estimate that the cost per ton of purchased coal will be $31.06 for the twelve months ending June 30, 2011, compared to $36.79 and $31.65 for the year ended December 31, 2009 and the twelve months ended March 31, 2010, respectively. During the first quarter of 2009, we bought a higher percentage of our purchased coal on the spot market in order to meet our coal sales obligations. Since that time, due to a long-term coal purchase contract under which we purchase approximately 0.4 million tons annually, our need for spot market purchases has declined.

Depreciation, Depletion and Amortization.  We forecast depreciation, depletion and amortization expense to be approximately $49.5 million for the twelve months ending June 30, 2011, compared to approximately $25.9 million and $29.0 million for the year ended December 31, 2009 and the twelve months ended March 31, 2010, respectively. This increase is primarily due to additional depreciation expense as a result of purchasing major mining equipment in connection with the consummation of the transactions described in “Summary — The Transactions.” This increase is also due to the full year impact of increased depletion as a result of the Phoenix Coal acquisition.

Selling, General and Administrative Expenses.  We forecast SG&A expenses to be approximately $15.1 million for the twelve months ending June 30, 2011, compared to approximately $13.2 million and $13.7 million for the year ended December 31, 2009 and the twelve months ended March 31, 2010, respectively. This increase is primarily attributable to $3.0 million in incremental SG&A expenses that we expect to incur as a result of being a publicly traded partnership, partially offset by a decrease in acquisition costs and legal fees, which were higher in the year ended December 31, 2009 and the twelve months ended March 31, 2010 due to $1.6 million of non-recurring expenses associated with the Phoenix Coal acquisition and $1.0 million of legal fees incurred in renegotiating our existing credit facility in connection with that acquisition.

Harrison Resources Distributions.  We estimate that the aggregate cash distributions we will receive from Harrison Resources for the twelve months ending June 30, 2011 will be $5.6 million, compared to the aggregate of $6.4 million we received in the year ended December 31, 2009 and the $4.8 million we received for the twelve months ended March 31, 2010. In the forecast period, we have assumed that the cash distributions we will receive from Harrison Resources will constitute substantially all of our Adjusted EBITDA attributable to Harrison Resources. This assumption is consistent with the distributions we received from, and the portion of our Adjusted EBITDA attributable to, Harrison Resources in the year ended December 31, 2009 and the twelve months ended March 31, 2010.

Financing.  We forecast interest expense of approximately $8.1 million for the twelve months ending June 30, 2011, compared to approximately $6.5 million and $7.2 million for the year ended December 31, 2009 and the twelve months ended March 31, 2010, respectively. Our interest expense for the twelve months ending June 30, 2011 is based on the following assumptions:

•	we will repay in full the outstanding borrowings of $96.5 million under our existing credit facility with a portion of the proceeds from the offering;

•	we will borrow approximately $86.0 million under our new credit facility;

•	for calculating our interest expense, we have assumed a weighted average interest rate over the forecast period of 7.6% under our new credit facility, which is higher than the weighted average interest rate of 6.9% for the year ended December 31, 2009 and 7.2% for the twelve months ended March 31, 2010 under our existing credit facility; and

•	we will maintain a low cash balance.

Our forecasted interest expense includes approximately $0.7 million of imputed interest attributable to the non-interest bearing note that Harrison Resources will issue to CONSOL in connection with the transaction described at “Summary — Recent Developments.”

Capital Expenditures.  We forecast capital expenditures for the twelve months ending June 30, 2011 based on the following assumptions:

•	Our estimated reserve replacement expenditures for the forecast period are $5.7 million for the twelve months ending June 30, 2011, compared to approximately $3.1 million and $3.5 million of actual reserve replacement expenditures for the year ended December 31, 2009 and the twelve months ended March 31, 2010, respectively. Our estimated maintenance capital expenditures (other than estimated reserve replacement expenditures) for the forecast period are $26.2 million for the twelve months ending June 30, 2011, compared to approximately $25.7 million and $23.9 million of actual other maintenance capital expenditures for the year ended December 31, 2009 and the twelve months ended March 31, 2010, respectively. These increases are primarily due to a larger asset base, including replacement of reserves, following the Phoenix Coal acquisition. We expect to fund maintenance capital expenditures from cash generated by our operations and from borrowings under our new credit facility.

•	Our expansion capital expenditures for the forecast period are approximately $22.1 million as compared to approximately $33.4 million and $35.6 million of actual capital expenditures for the year ended December 31, 2009 and the twelve months ended March 31, 2010, respectively, that we would have classified as expansion capital expenditures if we had distinguished between expansion capital expenditures and other capital expenditures during those periods. Please read “How We Make Cash Distributions — Operating Surplus and Capital Surplus — Capital Expenditures” for a further discussion of expansion capital expenditures. Of the $33.4 million of expansion capital expenditures for the year ended December 31, 2009, approximately $28.7 million was attributable to the Phoenix Coal acquisition and approximately $4.7 million was attributable to the purchase of other additional coal reserves. Of the $35.6 million of expansion capital expenditures for the twelve months ended March 31, 2010, approximately $28.7 million was attributable to the Phoenix Coal acquisition and approximately $6.9 million was attributable to the purchase of other additional coal reserves. The forecasted expansion capital expenditures for the forecast period consist of approximately $8.6 million for an electric shovel and supporting fleet at our Muhlenberg County complex, $6.5 million for a highwall miner at our Belmont County complex and $7.0 million for large scale bulldozers and will be funded with net proceeds from this offering and advances under our new credit facility. Please read “How We Make Cash Distributions — Operating Surplus and Capital Surplus — Capital Expenditures” for a further discussion of expansion capital expenditures.

Regulatory, Industry and Economic Factors.  We forecast for the twelve months ending June 30, 2011 based on the following assumptions related to regulatory, industry and economic factors:

•	no material nonperformance or credit-related defaults by suppliers, customers or vendors, or shortage of skilled labor;

•	all supplies and commodities necessary for production and sufficient transportation will be readily available;

•	no new federal, state or local regulation of the portions of the mining industry in which we operate or any interpretation of existing regulation that in either case will be materially adverse to our business;

•	no material unforeseen geologic conditions or equipment problems at our mining locations;

•	no material accidents, weather-related incidents, unscheduled downtime or similar unanticipated events;

•	no major adverse change in the coal markets in which we operate resulting from supply or production disruptions, reduced demand for our coal or significant changes in the market prices of coal; and

•	no material changes in market, regulatory or overall economic conditions.

HOW WE MAKE CASH DISTRIBUTIONS

Distributions of Available Cash

General

Our partnership agreement requires that, within 45 days after the end of each quarter, we distribute our available cash to unitholders of record on the applicable record date. We do not expect to make distributions with respect to the quarter ended June 30, 2010 or for the period that begins on July 1, 2010 and ends on the day prior to the closing of this offering other than the distributions to be made in connection with the closing of this offering that are described in “Summary — The Transactions” and “Use of Proceeds.” We will adjust the minimum quarterly distribution for the period from the closing of the offering through September 30, 2010 based on the actual length of the period.

Definition of Available Cash

Available cash generally means, for any quarter, all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by our general partner at the date of determination of available cash for the quarter to:

•	provide for the proper conduct of our business (including reserves for our future capital expenditures and anticipated future credit needs subsequent to that quarter);

•	comply with applicable law, any of our debt instruments or other agreements; and

•	provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters;

•	plus, if our general partner so determines, all or any portion of the cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made subsequent to the end of such quarter.

The purpose and effect of the last bullet point above is to allow our general partner, if it so decides, to use cash from working capital borrowings made after the end of the quarter but on or before the date of determination of available cash for that quarter to pay distributions to unitholders. Under our partnership agreement, working capital borrowings are generally borrowings that are made under a credit facility, commercial paper facility or similar financing arrangement, and in all cases are used solely to pay distributions to partners and with the intent of the borrower to repay such borrowings within 12 months other than from additional working capital borrowings. If a working capital borrowing, which increases operating surplus, is not repaid during the twelve-month period following the borrowing, it will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowing is in fact repaid, it will not be treated as a further reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

Intent to Distribute the Minimum Quarterly Distribution

We intend to make a minimum quarterly distribution to the holders of our common units and subordinated units of $0.4375 per unit, or $1.75 on an annualized basis, to the extent we have sufficient cash from our operations after the establishment of cash reserves and the payment of costs and expenses, including reimbursements of expenses to our general partner. However, there is no guarantee that we will pay the minimum quarterly distribution on our units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Credit Facility” for a discussion of the restrictions to be included in our new credit facility that may restrict Oxford Mining Company’s ability to make distributions to us.

General Partner Interest and Incentive Distribution Rights

As of the date of this offering, our general partner is entitled to 2.0% of all quarterly distributions that we make prior to our liquidation. This general partner interest will be represented by 419,607 general partner units upon the completion of this offering. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us in order to maintain its current general partner interest. Our general partner’s initial 2.0% interest in our distributions may be reduced if we issue additional limited partner units in the future and our general partner does not contribute a proportionate amount of capital to us in order to maintain its 2.0% general partner interest.

Our general partner also currently holds incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of 50.0%, of the cash we distribute from operating surplus (as defined below) in excess of $0.5031 per unit per quarter. The maximum distribution of 50.0% includes distributions paid to our general partner on its 2.0% general partner interest and assumes that our general partner maintains its general partner interest at 2.0%. The maximum distribution of 50.0% does not include any distributions that our general partner may receive on common units or subordinated units that it owns. Please read “— General Partner Interest and Incentive Distribution Rights” for additional information.

Operating Surplus and Capital Surplus

Overview

All cash distributed to unitholders will be characterized as either being paid from “operating surplus” or “capital surplus.” We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

Definition of Operating Surplus

We define operating surplus as:

•	$35.0 million (as described below); plus

•	an amount equal to the aggregate amount of cash distributed to our general partner, C&T Coal, AIM Oxford and the participants in our LTIP that hold our common units in respect of the right (entitling them to receive cash collected from accounts receivable outstanding prior to the closing of this offering) distributed to them immediately prior to the closing of this offering; plus

•	all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions (as defined below); plus

•	working capital borrowings made after the end of a quarter but on or before the date of determination of operating surplus for that quarter; plus

•	cash distributions paid on equity issued (including incremental distributions on incentive distribution rights), other than equity issued on the closing date of this offering, to finance all or a portion of expansion capital expenditures in respect of the period from such financing until the earlier to occur of the date the capital asset commences commercial service and the date that it is abandoned or disposed of; plus

•	cash distributions paid on equity issued by us (including incremental distributions on incentive distribution rights) to pay the interest on debt incurred, or to pay distributions on equity issued, to finance the expansion capital expenditures referred to above, in each case in respect of the period from such financing until the earlier to occur of the date the capital asset commences commercial service and the date that it is abandoned or disposed of; less

•	all of our operating expenditures (as defined below) after the closing of this offering and the completion of the transactions described in “Summary — The Transactions”; less

•	the amount of cash reserves established by our general partner prior to the date of determination of available cash to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within 12 months after having been incurred, or repaid within such 12-month period with the proceeds of additional working capital borrowings; less

•	any cash loss realized on disposition of an investment capital expenditure.

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders. For example, it includes a provision that will enable us, if we choose, to distribute as operating surplus up to $35.0 million of cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus.

We define interim capital transactions as (i) borrowings, refinancings or refundings of indebtedness other than working capital borrowings, (ii) sales of equity securities, (iii) sales or other dispositions of assets outside the ordinary course of business, (iv) capital contributions received, (v) corporate reorganizations or restructurings and (vi) the termination of interest rate hedge contracts or commodity hedge contracts prior to the termination date specified therein (provided that cash receipts from any such termination will be included in operating surplus in equal quarterly installments over the remaining scheduled life of the contract).

We define operating expenditures as the sum of (a) estimated reserve replacement expenditures and (b) all of our cash expenditures, including, but not limited to, taxes, employee and director compensation, reimbursements of expenses to our general partner, repayments of working capital borrowings, debt service payments, reclamation expenses, payments made in the ordinary course of business under interest rate hedge contracts and commodity hedge contracts and actual maintenance capital expenditures other than actual reserve replacement expenditures (as discussed in further detail below), provided that operating expenditures will not include:

•	repayments of working capital borrowings where such borrowings have previously been deemed to have been repaid (as described above);

•	payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness other than working capital borrowings;

•	expansion capital expenditures;

•	investment capital expenditures;

•	payment of transaction expenses (including taxes) relating to interim capital transactions;

•	distributions to partners;

•	actual reserve replacement expenditures;

•	non-pro rata repurchases of partnership interests made with the proceeds of an interim capital transaction; or

•	any other payments made in connection with this offering that are described under “Use of Proceeds.”

Capital Expenditures

Maintenance capital expenditures are cash expenditures (including expenditures for the addition or improvement to, or the replacement of, our capital assets or for the acquisition of existing, or the construction or development of new, capital assets) made to maintain, including over the long term, our operating capacity, asset base or operating income. Our partnership agreement divides maintenance capital expenditures into two categories — reserve replacement expenditures and other maintenance capital expenditures. Examples of reserve replacement expenditures include cash expenditures for the purchase of fee interests in coal reserves and cash expenditures for advance royalties with respect to the acquisition of leasehold interests in coal reserves. Examples of other maintenance capital expenditures include capital expenditures associated with the repair, refurbishment and replacement of equipment.

Because our reserve replacement expenditures can be irregular, the amount of our actual reserve replacement expenditures may differ substantially from period to period, which could cause similar fluctuations in the amounts of operating surplus, adjusted operating surplus and cash available for distribution to our unitholders if we subtracted actual reserve replacement expenditures from operating surplus.

Our partnership agreement requires that an estimate of the average quarterly reserve replacement expenditures and the actual amount of other maintenance capital expenditures be subtracted from operating surplus each quarter. The amount of estimated reserve replacement expenditures deducted from operating surplus for those periods will be determined by the board of directors of our general partner at least once a year, subject to approval by the Conflicts Committee. The estimate will be made annually and whenever an event occurs that is likely to result in a material adjustment to the amount of our reserve replacement expenditures on a long-term basis. For purposes of calculating operating surplus (other than when used to determine whether the subordination period has ended), any adjustment to this estimate will be prospective only. For a discussion of the amounts we have allocated toward reserve replacement expenditures and other maintenance capital expenditures for the forecast period ending June 30, 2011, please read “Cash Distribution Policy and Restrictions on Distributions.”

The use of estimated reserve replacement expenditures in calculating operating surplus will have the following effects:

•	it will reduce the risk that reserve replacement expenditures in any one quarter will be large enough to render operating surplus less than the minimum quarterly distribution to be paid on all the units for the quarter and subsequent quarters;

•	it will increase our ability to distribute as operating surplus cash we receive from non-operating sources;

•	it will be more difficult for us to raise our distribution above the minimum quarterly distribution and pay incentive distributions on the incentive distribution rights held by our general partner; and

•	it will reduce the likelihood that a large reserve replacement expenditure in a period will prevent our general partner’s affiliates from being able to convert some or all of their subordinated units into common units since the effect of an estimate is to spread the expected expense over several periods, thereby mitigating the effect of the actual payment of the expenditure on any single period.

Expansion capital expenditures are cash expenditures incurred for acquisitions or capital improvements and shall not include maintenance capital expenditures or investment capital expenditures. Expansion capital expenditures include interest payments (and related fees) on debt incurred to finance the construction, acquisition or development of an improvement to our capital assets and paid in respect of the period beginning on the date that we enter into a binding obligation to commence construction, acquisition or development of the capital improvement and ending on the earlier to occur of the date that such capital improvement commences commercial service and the date that such capital improvement is abandoned or disposed of. Examples of expansion capital expenditures include the acquisition of reserves, equipment or a new mine or the expansion of an existing mine, to the extent such capital expenditures are expected to expand our long-term operating capacity, asset base or operating income.

Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures. Investment capital expenditures largely will consist of capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of a capital asset for investment purposes or development of facilities that are in excess of the maintenance of our existing operating capacity or operating income, but which are not expected to expand, for more than the short term, our operating capacity or operating income.

Capital expenditures that are made in part for two or more purposes consisting of maintenance capital purposes, investment capital purposes and/or expansion capital purposes will be allocated as maintenance capital expenditures, investment capital expenditures and/or expansion capital expenditure by our general partner.

Subordination Period

General

Our partnership agreement provides that, during the subordination period (which we define below), the common units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $0.4375 per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. These units are deemed “subordinated” because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions until the common units have received the minimum quarterly distribution plus any arrearages from prior quarters. Furthermore, no arrearages will be paid on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.

Definition of Subordination Period

The subordination period will begin upon the date of this offering and will extend until the first business day of any quarter beginning after September 30, 2013 that each of the following tests are met:

•	distributions of available cash from operating surplus on each of the outstanding common units, subordinated units and general partner units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the “adjusted operating surplus” (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units, subordinated units and general partner units on a fully diluted basis during those periods; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

For purposes of determining whether sufficient adjusted operating surplus has been generated under the above conversion test, the Conflicts Committee may adjust operating surplus upwards or downwards if it determines in good faith that the amount of estimated reserve replacement expenditures used in the determination of adjusted operating surplus was materially incorrect, based on the circumstances prevailing at the time of the original estimate, for any one or more of the preceding two four-quarter periods.

Early Termination of Subordination Period

Notwithstanding the foregoing, the subordination period will automatically terminate and all of the subordinated units will convert into common units on a one-for-one basis if each of the following occurs on or after September 30, 2011:

•	distributions of available cash from operating surplus on each of the outstanding common units, subordinated units and general partner units equaled or exceeded $2.625 (150.0% of the annualized minimum quarterly distribution) for the immediately preceding four-quarter period;

•	the adjusted operating surplus (as defined below) generated during the immediately preceding four-quarter period equaled or exceeded the sum of $2.625 (150.0% of the annualized minimum quarterly distribution) on each of the outstanding common units, subordinated units and general partner units during that period on a fully diluted basis; and

•	there are no arrearages in payment of the minimum quarterly distributions on the common units.

Expiration of the Subordination Period

When the subordination period ends, each outstanding subordinated unit will convert into one common unit and will thereafter participate pro rata with the other common units in distributions of available cash. In addition, if the unitholders remove our general partner other than for cause and no units held by our general partner and its affiliates are voted in favor of such removal:

•	the subordination period will end and each subordinated unit will immediately convert into one common unit;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Definition of Adjusted Operating Surplus

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net drawdowns of reserves of cash generated in prior periods. Adjusted operating surplus for a period consists of:

•	operating surplus (excluding the first bullet of the definition and including the second bullet of the definition, but only to the extent such accounts receivable are collected in cash) generated with respect to that period; less

•	any net increase in working capital borrowings with respect to such period; less

•	any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to such period; plus

•	any net decrease made in subsequent periods to cash reserves for operating expenditures initially established with respect to such period to the extent such decrease results in a reduction in adjusted operating surplus in subsequent periods; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

Distributions of Available Cash from Operating Surplus during the Subordination Period

We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•	first, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•	second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•	third, 98.0% to the subordinated unitholders, pro rata, and 2.0% to our general partner, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “— General Partner Interest and Incentive Distribution Rights” below.

The preceding discussion is based on the assumptions that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

Distributions of Available Cash from Operating Surplus after the Subordination Period

We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “— General Partner Interest and Incentive Distribution Rights” below.

The preceding discussion is based on the assumptions that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

General Partner Interest and Incentive Distribution Rights

Our partnership agreement provides that our general partner initially will be entitled to 2.0% of all distributions that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us in order to maintain its 2.0% general partner interest if we issue additional units. Our general partner’s 2.0% interest, and the percentage of our cash distributions to which it is entitled from such 2.0% interest, will be proportionately reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us in order to maintain its 2.0% general partner interest.

Incentive distribution rights represent the right to receive an increasing percentage (13.0%, 23.0% and 48.0%) of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in our partnership agreement.

The following discussion assumes that our general partner maintains its 2.0% general partner interest, that there are no arrearages on common units and that our general partner continues to own the incentive distribution rights.

If for any quarter:

•	we have distributed available cash from operating surplus to the unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding common units and the general partner interest in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution to the common unitholders;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and our general partner in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each unitholder receives a total of $0.5031 per unit for that quarter (the “first target distribution”);

•	second, 85.0% to all unitholders, pro rata, and 15.0% to our general partner, until each unitholder receives a total of $0.5469 per unit for that quarter (the “second target distribution”);

•	third, 75.0% to all unitholders, pro rata, and 25.0% to our general partner, until each unitholder receives a total of $0.6563 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to our general partner.

Percentage Allocations of Available Cash from Operating Surplus

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner based on the specified target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of our general partner and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Per Unit Target Amount.” The percentage interests shown for our unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below for our general partner include its 2.0% general partner interest and assume that there are no arrearages on common units, our general partner has contributed any additional capital necessary to maintain its 2.0% general partner interest and our general partner has not transferred its incentive distribution rights.

				Marginal Percentage Interest
	Total Quarterly Distribution			in Distributions
	Per Unit Target Amount			Unitholders	General Partner

Minimum Quarterly Distribution		$0.4375		98%	2%
First Target Distribution	above $	0.4375	up to $0.5031	98%	2%
Second Target Distribution	above $	0.5031	up to $0.5469	85%	15%
Third Target Distribution	above $	0.5469	up to $0.6563	75%	25%
Thereafter	above $	0.6563		50%	50%

General Partner’s Right to Reset Incentive Distribution Levels

Our general partner, as the initial holder of our incentive distribution rights, has the right under our partnership agreement to elect to relinquish the right to receive incentive distribution payments based on the initial cash target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and cash target distribution levels upon which the incentive distribution payments to our general partner would be set. If our general partner transfers all or a portion of our incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. The following discussion assumes that our general partner holds all of the incentive distribution rights at the time that a reset election is made. The right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions are based may be exercised, without approval of our unitholders or the Conflicts Committee, at any time when there are no subordinated units outstanding and we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for each of the prior four consecutive fiscal quarters. If our general partner and its affiliates are not the holders of a majority of the incentive distribution rights at the time an election is made to reset the minimum quarterly distribution amount and the target distribution levels, then the proposed reset shall be subject to the prior written concurrence of the general partner that the conditions described above have been satisfied. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that there will be no incentive distributions paid under the reset target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to our general partner.

In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the target cash distributions prior to the reset, our general partner will be entitled to receive a number of newly issued common units and general partner units based on a predetermined formula described below that takes into account the “cash parity” value of the average cash distributions related to the incentive distribution rights received by our general partner for the two quarters prior to the reset event as compared to the average cash distributions per common unit during that two-quarter period. Our general partner will be issued the number of general partner units necessary to maintain our general partner’s interest in us immediately prior to the reset election.

The number of common units that our general partner would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to the quotient determined by dividing (x) the average aggregate amount of cash distributions received by our general partner in respect of its incentive distribution rights during the two consecutive fiscal quarters ended immediately prior to the date of such reset election by (y) the average of the amount of cash distributed per common unit during each quarter in that two-quarter period.

Following a reset election, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per unit for the two fiscal quarters immediately preceding the reset election (which amount we refer to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from operating surplus for each quarter thereafter as follows:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each unitholder receives an amount equal to 115.0% of the reset minimum quarterly distribution for that quarter;

•	second, 85.0% to all unitholders, pro rata, and 15.0% to our general partner, until each unitholder receives an amount per unit equal to 125.0% of the reset minimum quarterly distribution for the quarter;

•	third, 75.0% to all unitholders, pro rata, and 25.0% to our general partner, until each unitholder receives an amount per unit equal to 150.0% of the reset minimum quarterly distribution for the quarter; and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to our general partner.

The following table illustrates the percentage allocation of available cash from operating surplus between the unitholders and our general partner at various cash distribution levels (i) pursuant to the cash distribution provisions of our partnership agreement in effect at the closing of this offering, as well as (ii) following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumption that the average quarterly cash distribution amount per common unit during the two fiscal quarters immediately preceding the reset election was $0.70.

			Marginal Percentage
			Interest in Distributions
				2.0%
				General	Incentive
	Quarterly Distribution			Partner	Distribution	Quarterly Distribution Per Unit
	Per Unit Prior to Reset		Unitholders	Interest	Rights	Following Hypothetical Reset

Minimum Quarterly Distribution		$0.4375	98%	2.0%	—			$ 0.70
First Target Distribution	above $0.4375	up to $0.5031	98%	2.0%	—			up to $0.805	(1)
Second Target Distribution	above $0.5031	up to $0.5469	85%	2.0%	13.0%	above $	0.805(1)	up to $0.875	(2)
Third Target Distribution	above $0.5469	up to $0.6563	75%	2.0%	23.0%	above $	0.875(2)	up to $ 1.05	(3)
Thereafter		above $0.6563	50%	2.0%	48.0%			above $ 1.05	(3)

(1)	This amount is 115.0% of the hypothetical reset minimum quarterly distribution.

(2)	This amount is 125.0% of the hypothetical reset minimum quarterly distribution.

(3)	This amount is 150.0% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and our general partner, including in respect of incentive distribution rights, or IDRs, based on an average of the amounts distributed each quarter for the two quarters immediately prior to the reset. The table assumes that immediately prior to the reset there would be 20,560,748 common units outstanding, our general partner has maintained its 2.0% general partner interest, and the average distribution to each common unit would be $0.70 for the two quarters prior to the reset.

				Cash Distributions to General
			Cash	Partner Prior to Reset
			Distributions to		2.0%
	Quarterly		Common		General	Incentive
	Distribution Per		Unitholders	Common	Partner	Distribution		Total
	Unit Prior to Reset		Prior to Reset	Units	Interest	Rights	Total	Distributions

Minimum Quarterly Distribution		$0.4375	$8,995,327	$—	$183,578	$—	$183,578	$9,178,905
First Target Distribution	above $0.4375	up to $0.5031	1,348,785	—	27,526	—	27,526	1,376,311
Second Target Distribution	above $0.5031	up to $0.5469	900,561	—	21,190	137,733	158,923	1,059,484
Third Target Distribution	above $0.5469	up to $0.6563	2,249,346	—	59,983	689,799	749,782	2,999,128
Thereafter		above $0.6563	898,505	—	35,940	862,565	898,505	1,797,010

			$14,392,524	$—	$328,217	$1,690,097	$2,018,314	$16,410,838

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and our general partner, including in respect of IDRs, with respect to the quarter in which the reset occurs. The table reflects that as a result of the reset there would be 22,975,172 common units outstanding, our general partner’s 2.0% interest has been maintained, and the average distribution to each common unit would be $0.70. The number of common units to be issued to our general partner upon the reset was calculated by dividing (i) the average of the amounts received by our general partner in respect of its IDRs for the two quarters prior to the reset as shown in the table above, or $1,690,097, by (ii) the average available cash distributed on each common unit for the two quarters prior to the reset as shown in the table above, or $0.70.

			Cash	Cash Distributions to General
			Distributions	Partner After Reset
			to		2.0%
	Quarterly		Common		General	Incentive
	Distribution Per		Unitholders	Common	Partner	Distribution		Total
	Unit After Reset		After Reset	Units	Interest	Rights	Total	Distributions

Minimum Quarterly Distribution		$ 0.70	$14,392,524	$1,690,097	$328,217	$—	$2,018,314	$16,410,838
First Target Distribution	above $0.70	up to $0.805	—	—	—	—	—	—
Second Target Distribution	above $0.805	up to $0.875	—	—	—	—	—	—
Third Target Distribution	above $0.875	up to $ 1.05	—	—	—	—	—	—
Thereafter		above $ 1.05	—	—	—	—	—	—

			$14,392,524	$1,690,097	$328,217	$—	$2,018,314	$16,410,838

Our general partner will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the prior four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement.

Distributions from Capital Surplus

How Distributions from Capital Surplus Will Be Made

We will make distributions of available cash from capital surplus, if any, in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until we distribute for each common unit that was issued in this offering, an amount of available cash from capital surplus equal to the initial public offering price in this offering;

•	second, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until we distribute for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the outstanding common units; and

•	thereafter, as if they were from operating surplus.

The preceding discussion is based on the assumptions that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

Effect of a Distribution from Capital Surplus

Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we distribute capital surplus on a unit issued in this offering in an amount equal to the initial unit price, we will reduce the minimum quarterly distribution and the target distribution levels to zero. We will then make all future distributions from operating surplus, with 50% being paid to the unitholders, pro rata, and 50% to our general partner. The percentage interests shown for our general partner include its 2.0% general partner interest and assume that our general partner has not transferred the incentive distribution rights.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

•	the minimum quarterly distribution;

•	the number of common units into which a subordinated unit is convertible;

•	target distribution levels; and

•	the unrecovered initial unit price.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level, and each subordinated unit would be convertible into two common units. We will not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if existing law is modified or interpreted by a governmental authority, so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels for each quarter may be reduced by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter and the denominator of which is the sum of available cash for that quarter plus our general partner’s estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation

General

If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and our general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of our general partner.

Manner of Adjustments for Gain

The manner of the adjustment for gain is set forth in our partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain to our partners in the following manner:

•	first, to our general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•	second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until the capital account for each common unit is equal to the sum of:

(1) the unrecovered initial unit price;

(2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and

(3) any unpaid arrearages in payment of the minimum quarterly distribution;

•	third, 98.0% to the subordinated unitholders, pro rata, and 2.0% to our general partner, until the capital account for each subordinated unit is equal to the sum of:

(1) the unrecovered initial unit price; and

(2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•	fourth, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less

(2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 98.0% to the unitholders, pro rata, and 2.0% to our general partner, for each quarter of our existence;

•	fifth, 85.0% to all unitholders, pro rata, and 15.0% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less

(2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 85.0% to the unitholders, pro rata, and 15.0% to our general partner for each quarter of our existence;

•	sixth, 75.0% to all unitholders, pro rata, and 25.0% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1) the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less

(2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that we distributed 75.0% to the unitholders, pro rata, and 25.0% to our general partner for each quarter of our existence;

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to our general partner.

The percentages set forth above are based on the assumption that our general partner has not transferred its incentive distribution rights and that we do not issue additional classes of equity securities.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the third bullet point above will no longer be applicable.

Manner of Adjustments for Losses

If our liquidation occurs before the end of the subordination period, after making allocations of loss to the general partner and the unitholders in a manner intended to offset in reverse order the allocations of gains that have previously been allocated, we will generally allocate any loss to our general partner and unitholders in the following manner:

•	first, 98.0% to holders of subordinated units in proportion to the positive balances in their capital accounts and 2.0% to our general partner, until the capital accounts of the subordinated unitholders have been reduced to zero;

•	second, 98.0% to the holders of common units in proportion to the positive balances in their capital accounts and 2.0% to our general partner, until the capital accounts of the common unitholders have been reduced to zero; and

•	thereafter, 100.0% to our general partner.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

Adjustments to Capital Accounts

Our partnership agreement requires that we make adjustments to capital accounts upon the issuance of additional units. In this regard, our partnership agreement specifies that we allocate any unrealized and, for tax purposes, unrecognized gain resulting from the adjustments to the unitholders and the general partner in the same manner as we allocate gain upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units as a result of such gain, our partnership agreement requires that we generally allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner which results, to the extent possible, in the partners’ capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made. By contrast to the allocations of gain, and except as provided above, we generally will allocate any unrealized and unrecognized loss resulting from the adjustments to capital accounts upon the issuance of additional units to the unitholders and our general partner based on their respective percentage ownership of us. In this manner, prior to the end of the subordination period, we generally will allocate any such loss equally with respect to our common and subordinated units. In the event we make negative adjustments to the capital accounts as a result of such loss, future positive adjustments resulting from the issuance of additional units will be allocated in a manner designed to reverse the prior negative adjustments, and special allocations will be made upon liquidation in a manner designed to result, to the extent possible, in our unitholders’ capital account balances equaling the amounts they would have been if no earlier adjustments for loss had been made.

SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED
FINANCIAL AND OPERATING DATA

The following table presents our selected historical consolidated financial and operating data, as well as that of our accounting predecessor and wholly owned subsidiary, Oxford Mining Company, as of the dates and for the periods indicated. The following table also presents our selected pro forma consolidated financial and operating data as of the dates and for the periods indicated.

The selected financial data for the year ended December 31, 2005 are derived from the audited historical consolidated balance sheet of Oxford Mining Company that is not included in this prospectus. The selected historical consolidated financial data presented as of and for the year ended December 31, 2006 are derived from the audited historical consolidated financial statements of Oxford Mining Company that are not included in this prospectus. The selected historical consolidated financial data presented as of August 23, 2007 and for the period from January 1, 2007 to August 23, 2007 are derived from the audited historical consolidated financial statements of Oxford Mining Company that are included elsewhere in this prospectus. The selected historical consolidated financial data presented as of December 31, 2007 for the period from August 24, 2007 to December 31, 2007 and as of and for the years ended December 31, 2008 and 2009 are derived from our audited historical consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated financial data presented as of and for the quarters ended March 31, 2009 and 2010 are derived from our unaudited condensed historical consolidated financial statements included elsewhere in this prospectus.

The selected pro forma consolidated financial data presented as of and for the year ended December 31, 2009 and as of and for the quarter ended March 31, 2010 are derived from our unaudited pro forma consolidated financial statements included elsewhere in this prospectus. Our unaudited pro forma consolidated statement of operations and consolidated balance sheet give pro forma effect to this offering and the transactions related to this offering described in “Summary — The Transactions” and “Use of Proceeds.” The unaudited pro forma consolidated statement of operations also gives pro forma effect to the Phoenix Coal acquisition. The unaudited pro forma consolidated balance sheet assumes this offering and the transactions related to this offering occurred as of March 31, 2010. The unaudited pro forma consolidated statements of operations for the year ended December 31, 2009 assume the Phoenix Coal acquisition, this offering and the transactions related to this offering occurred as of January 1, 2009. The unaudited pro forma consolidated statements of operations for the quarter ended March 31, 2010 assume this offering and the transactions related to this offering occurred as of January 1, 2009. We have not given pro forma effect to incremental selling, general and administrative expenses of approximately $3.0 million that we expect to incur as a result of being a publicly traded partnership.

For a detailed discussion of the following table, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The following table should also be read in conjunction with “Summary — The Transactions,” “Use of Proceeds,” “Business — Our History,” the historical consolidated financial statements of Oxford Mining Company and our unaudited pro forma consolidated financial statements and audited consolidated financial statements included elsewhere in this prospectus. Among other things, those historical and pro forma consolidated financial statements include more detailed information regarding the basis of presentation for the information in the following table.

The following table presents a non-GAAP financial measure, Adjusted EBITDA, which we use in our business as it is an important supplemental measure of our performance. Adjusted EBITDA represents net income (loss) attributable to our unitholders before interest, taxes, depreciation, depletion and amortization, gain from purchase of a business, amortization of below-market coal sales contracts and non-cash equity compensation expense. This measure is not calculated or presented in accordance with GAAP. We explain this measure below and reconcile it to net income (loss) attributable to our unitholders, its most directly comparable financial measure calculated and presented in accordance with GAAP.

									Pro Forma Oxford
	Oxford Mining Company			Oxford Resource Partners, LP					Resource Partners, LP
	(Predecessor)			(Successor)					(Successor)
			Period	Period
			from	from
	Year	Year	January 1,	August 24,	Year	Year			Year	Quarter
	Ended	Ended	2007 to	2007 to	Ended	Ended			Ended	Ended
	December 31,	December 31,	August 23,	December 31,	December 31,	December 31,	Quarter Ended March 31,		December 31,	March 31,
	2005	2006	2007	2007	2008	2009	2009	2010	2009	2010
							(unaudited)		(unaudited)
	(in thousands, except per ton amounts)
Statement of Operations Data:
Revenues:
Coal sales		$141,440	$96,799	$61,324	$193,699	$254,171	$67,377	$76,756	$312,490	$76,756
Transportation revenue		27,771	18,083	10,204	31,839	32,490	8,660	9,530	37,221	9,530
Royalty and non-coal revenue		6,643	3,267	1,407	4,951	7,183	2,402	1,774	7,183	1,774

Total revenues		175,854	118,149	72,935	230,489	293,844	78,439	88,060	356,894	88,060
Costs and expenses:
Cost of coal sales (excluding DD&A, shown separately)		106,657	70,415	40,721	151,421	170,698	40,825	55,186	208,574	53,254
Cost of purchased coal		22,159	17,494	9,468	12,925	19,487	8,505	7,859	29,792	7,859
Cost of transportation		27,771	18,083	10,204	31,839	32,490	8,660	9,530	37,221	9,530
Depreciation, depletion, and amortization		12,396	9,025	4,926	16,660	25,902	5,688	8,777	41,369	11,270
Selling, general and administrative expenses		2,097	3,643	2,114	9,577	13,242	3,101	3,535	25,735	3,458

Total costs and expenses		171,080	118,660	67,433	222,422	261,819	66,779	84,887	342,691	85,371

Income (loss) from operations		4,774	(511)	5,502	8,067	32,025	11,660	3,173	14,203	2,689
Interest income		30	26	55	62	35	11	1	39	1
Interest expense		(3,672)	(2,386)	(3,498)	(7,720)	(6,484)	(1,123)	(1,833)	(7,906)	(1,978)
Gain from purchase of business(1)		—	—	—	—	3,823	—	—	3,823	—

Net income (loss)		1,132	(2,871)	2,059	409	29,399	10,548	1,341	10,159	712
Less: Net income attributable to noncontrolling interest		—	(682)	(537)	(2,891)	(5,895)	(1,165)	(1,628)	(5,895)	(1,628)

Net income (loss) attributable to Oxford Resource Partners, LP unitholders		$1,132	$(3,553)	$1,522	$(2,482)	$23,504	$9,383	$(287)	$4,264	$(916)

Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities		$16,236	$17,634	$(8,519)	$33,992	$37,183	$10,502	$8,341
Investing activities		(13,547)	(16,619)	(98,745)	(23,942)	(49,528)	(7,482)	(10,280)
Financing activities		(2,548)	(234)	106,724	4,494	532	2,442	(137)
Other Financial Data:
Adjusted EBITDA(2)		$17,170	$7,832	$7,961	$21,533	$50,799	$16,292	$10,001	$43,888	$12,010
Reserve replacement expenditures(3)		3,881	1,297	163	2,526	3,057	61	528	3,057	528
Other maintenance capital expenditures(3)		9,665	11,305	7,420	25,321	25,657	6,715	4,995	25,657	4,995
Distributions		n/a	n/a	—	12,503	13,407	2,523	2,818	n/a	n/a
Balance Sheet Data (at period end):(4)
Cash and cash equivalents	$252	$392	$1,175	$635	$15,179	$3,366	$20,641	$1,290		$23,317
Trade accounts receivable	21,979	16,826	18,396	17,547	21,528	24,403	23,196	29,838		8,838
Inventory	3,884	3,977	4,824	4,655	5,134	8,801	6,584	10,390		10,390
Property, plant and equipment, net	47,428	48,001	54,510	106,408	112,446	149,461	117,031	147,949		202,118
Total assets	85,099	80,533	90,893	146,774	171,297	203,363	184,982	212,917		269,813
Total debt (current and long-term)	46,091	43,697	43,165	75,529	83,977	95,711	91,799	98,432		90,915
Operating Data:
Tons of coal produced		3,913	2,693	1,634	5,089	5,846	1,396	1,806	7,221	1,806
Tons of coal purchased		962	641	305	434	530	192	258	885	258
Tons of coal sold		4,872	3,333	1,938	5,528	6,311	1,559	2,036	8,051	2,036
Average sales price per ton(5)		$29.03	$29.04	$31.64	$35.04	$40.27	$43.23	$37.71	$38.81	$37.71
Cost of coal sales per ton produced(6)		$27.26	$26.15	$24.92	$29.75	$29.20	$29.25	$30.56	$28.89	$29.49
Cost of purchased coal per ton(7)		$23.03	$27.29	$31.08	$29.81	$36.79	$44.32	$30.51	$33.67	$30.51

(1)	On September 30, 2009, we acquired all of the active surfacing mining operations of Phoenix Coal. The purchase price of this acquisition was less than the fair value of the net assets and liabilities we acquired. We recorded this difference as a gain of $3.8 million for the year ended December 31, 2009.

(2)	Adjusted EBITDA is used as a supplemental financial measure by management and by external users of our financial statements, such as investors and lenders, to assess:

•	our financial performance without regard to financing methods, capital structure or income taxes;

•	our ability to generate cash sufficient to pay interest on our indebtedness and to make distributions to our unitholders and our general partner;

•	our compliance with certain financial covenants applicable to our credit facility; and

•	our ability to fund capital expenditure projects from operating cash flow.

Adjusted EBITDA should not be considered an alternative to net income (loss) attributable to our unitholders, income from operations, cash flows from operating activities or any other measure of performance presented in accordance with GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income (loss) attributable to our unitholders, income from operations and cash flows, and these measures may vary among other companies. Therefore, Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies.

The following table presents a reconciliation of Adjusted EBITDA to net income (loss) attributable to our unitholders for each of the periods indicated:

								Pro Forma Oxford
	Oxford Mining Company		Oxford Resource Partners, LP					Resource Partners, LP
	(Predecessor)		(Successor)					(Successor)
		Period	Period
		from	from
		January 1,	August 24,
	Year Ended	2007 to	2007 to	Year Ended	Year Ended			Year Ended	Quarter Ended
	December 31,	August 23,	December 31,	December 31,	December 31,	Quarter Ended March 31,		December 31,	March 31,
	2006	2007	2007	2008	2009	2009	2010	2009	2010
						(unaudited)		(unaudited)
	(in thousands)
Reconciliation of Adjusted EBITDA to net income (loss) attributable to Oxford Resource Partners, LP unitholders:
Net income (loss) attributable to Oxford Resource Partners, LP unitholders	$1,132	$(3,553)	$1,522	$(2,482)	$23,504	$9,383	$(287)	$4,264	$(916)
PLUS:
Depreciation, depletion and amortization	12,396	9,025	4,926	16,660	25,902	5,688	8,777	41,369	11,270
Interest expense	3,672	2,386	3,498	7,720	6,484	1,123	1,833	7,906	1,978
Non-cash equity compensation expense	—	—	25	468	472	109	304	472	304
LESS:
Interest income	30	26	55	62	35	11	1	39	1
Amortization of below-market coal sales contracts	—	—	1,955	771	1,705	—	625	6,261	625
Gain from purchase of business	—	—	—	—	3,823	—	—	3,823	—

Adjusted EBITDA	$17,170	$7,832	$7,961	$21,533	$50,799	$16,292	$10,001	$43,888	$12,010

(3)	Maintenance capital expenditures are cash expenditures made to maintain or replace, including over the long term, our operating capacity, asset base or operating income. Our partnership agreement divides maintenance capital expenditures into two categories — reserve replacement expenditures and other maintenance capital expenditures. Examples of reserve replacement expenditures include cash expenditures for the purchase of fee interests in coal reserves and cash expenditures for advance royalties with respect to the acquisition of leasehold interests in coal reserves. Examples of other maintenance capital expenditures include capital expenditures associated with the repair, refurbishment and replacement of equipment. Historically, we have not made a distinction between maintenance capital expenditures and other capital expenditures. For purposes of this presentation, however, we have evaluated our historical capital expenditures to estimate which of them would have been classified as reserve replacement expenditures and which of them would have been classified as other maintenance capital expenditures in accordance with our partnership agreement at the time they were made. The amounts shown reflect our estimates based on that evaluation.

(4)	The selected financial data for the year ended December 31, 2005 are derived from the audited historical consolidated balance sheet of our accounting predecessor and wholly owned subsidiary, Oxford Mining Company, that is not included in this prospectus. All other financial data for 2005 that would be comparable to the selected financial data for the years ended December 31, 2006, 2007, 2008 and 2009 is not available because we adopted new accounting policies in 2006 after electronic data for 2005 was purged to conserve limited electronic data resources. The manual accounting data that we retained is incomplete and we cannot prepare the comparable selected historical financial data for 2005 without unreasonable time, expense and delay. In addition, significant assumptions would be required to reclassify the operations of certain non-core businesses that we disposed of in 2005. These non-core businesses were a small percentage of our 2005 revenues. Due to the significant assumptions needed to reclassify discontinued operations, the similarity in business operations and the age of this information, we believe that the inclusion of this information would not be materially additive to an investor’s understanding of our current business.

(5)	Represents our coal sales divided by total tons of coal sold.

(6)	Represents our cost of coal sales (excluding DD&A) divided by the tons of coal we produce.

(7)	Represents the cost of purchased coal divided by the tons of coal purchased.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of the financial condition and results of operations of Oxford Resource Partners, LP and its subsidiaries in conjunction with the historical consolidated financial statements of Oxford Resource Partners, LP, the historical consolidated financial statements of our accounting predecessor and wholly owned subsidiary, Oxford Mining Company, and the unaudited pro forma consolidated financial statements of Oxford Resource Partners, LP included elsewhere in this prospectus. Among other things, those historical and pro forma consolidated financial statements and the notes related to those statements include more detailed information regarding the basis of presentation for the following information.

Overview

We are a low cost producer of high value steam coal, and we are the largest producer of surface mined coal in Ohio. Our reserves and operations are strategically located in Northern Appalachia and the Illinois Basin to serve our primary market area of Illinois, Indiana, Kentucky, Ohio, Pennsylvania and West Virginia. We market our coal primarily to large utilities with coal-fired, base-load scrubbed power plants under long-term coal sales contracts. We currently have long-term coal sales contracts in place for 2010, 2011, 2012 and 2013 that represent 97.6%, 101.5%, 81.0% and 50.7%, respectively, of our 2010 estimated coal sales of 8.2 million tons.

We currently have 17 active surface mines that are managed as eight mining complexes. During the first quarter of 2010, our largest mine represented 12.6% of our coal production. This diversity reduces the risk that operational issues at any one mine will have a material impact on our business or our results of operations. Consistent coal quality across many of our mines and the mobility of our equipment fleet allows us to reliably serve our customers from multiple mining complexes while optimizing our mining plan. Our operations also include two river terminals, strategically located in eastern Ohio and western Kentucky, that further enhance our ability to supply coal to our customers with river access from multiple mines.

During 2009 and the first quarter of 2010, we produced 5.8 million tons and 1.8 million tons of coal, respectively. During each of the last two quarters, we produced 0.4 million tons of coal from the reserves we acquired in western Kentucky from Phoenix Coal on September 30, 2009. Based on our coal production for the first quarter of 2010, our annualized coal production for 2010 would be 7.2 million tons. During 2009 and the first quarter of 2010, we sold 6.3 million tons and 2.0 million tons of coal, respectively, including 0.5 million tons and 0.3 million tons of purchased coal, respectively. We purchase coal in the open market and under contracts to satisfy a portion of our sales commitments.

As of December 31, 2009, we controlled 91.6 million tons of proven and probable coal reserves, of which 68.6 million tons were associated with our surface mining operations and the remaining 23.0 million tons consisted of underground coal reserves that we have subleased to a third party in exchange for an overriding royalty. Historically, we have been successful at replacing the reserves depleted by our annual production and growing our reserve base by acquiring reserves with low operational, geologic and regulatory risks and that were located near our mining operations or that otherwise had the potential to serve our primary market area. Over the last five years, we have produced 23.3 million tons of coal and acquired 52.6 million tons of proven and probable coal reserves, including 24.6 million tons of coal reserves that we acquired in connection with the Phoenix Coal acquisition.

For the year ended December 31, 2009 and the first quarter of 2010, we generated revenues of approximately $293.8 million and $88.1 million, respectively, net income (loss) attributable to our unitholders of approximately $23.5 million and $(0.3) million, respectively, and Adjusted EBITDA of approximately $50.8 million and $10.0 million, respectively. Please read “Selected Historical and Pro Forma Consolidated Financial and Operating Data” for our definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income (loss) attributable to our unitholders.

Evaluating Our Results of Operations

We evaluate our results of operations based on several key measures:

•	our coal production, sales volume and average sales prices, which drive our coal sales revenue;

•	our cost of coal sales;

•	our cost of purchased coal; and

•	our Adjusted EBITDA, a non-GAAP financial measure.

Coal Production, Sales Volume and Sales Prices

We evaluate our operations based on the volume of coal we produce, the volume of coal we sell and the prices we receive for our coal. Because we sell substantially all of our coal under long-term coal sales contracts, our coal production, sales volume and sales prices are largely dependent upon the terms of those contracts. The volume of coal we sell is also a function of the productive capacity of our mining complexes, the amount of coal we purchase and changes in inventory levels. Please read “— Cost of Purchased Coal” for more information regarding our purchased coal.

Our long-term coal sales contracts typically provide for a fixed price, or a schedule of fixed prices, over the contract term. Two of our long-term coal sales contracts have price re-openers that provide for a market-based adjustment to the initial price every three years. These contracts will terminate if we cannot agree upon a market-based price with the customer. In addition, most of our long-term coal sales contracts have full or partial cost pass through or inflation adjustment provisions. Cost pass through provisions typically provide for increases in our sales prices in rising operating cost environments and for decreases in declining operating cost environments. Inflation adjustment provisions typically provide some protection in rising operating cost environments.

We evaluate the price we receive for our coal on an average sales price per ton basis. Our average sales price per ton represents our coal sales revenue divided by total tons of coal sold. The following table provides operational data with respect to our coal production, coal sales volume and average sales prices per ton for the periods indicated:

	Oxford Mining
	Company	Oxford Resource Partners, LP
	(Predecessor)	(Successor)
		Period
		from
	Period from	August 24,	Year	Year	Quarter	Quarter
	January 1,	2007 to	Ended	Ended	Ended	Ended
	2007 to August 23,	December 31,	December 31,	December 31,	March 31,	March 31,
	2007	2007	2008	2009	2009	2010
	(tons in thousands)
Tons of coal produced	2,693	1,634	5,089	5,846	1,396	1,806
Tons of coal purchased	641	305	434	530	192	258
Tons of coal sold	3,333	1,938	5,528	6,311	1,559	2,036
Tons sold under long-term	96.6%	98.9%	93.8%	97.8%	97.6%	98.8%
contracts(1)
Average sales price per ton	$29.04	$31.64	$35.04	$40.27	$43.23	$37.71

(1)	Represents the percentage of the tons of coal we sold that were delivered under long-term coal sales contracts.

Cost of Coal Sales

We evaluate our cost of coal sales, which excludes the cost of purchased coal, on a cost per ton basis. Our cost of coal sales per ton produced represents our production costs divided by the tons of coal we produce. Our production costs include labor, fuel, oil, explosives, operating lease expenses, repairs and maintenance and all other costs that are directly related to our mining operations other than the cost of purchased coal, cost of transportation and depreciation, depletion and amortization, or DD&A. Our production costs also exclude any indirect costs, such as SG&A expenses. Our production costs do not take into account the effects of any of the inflation adjustment or cost pass through provisions in our long-term coal sales contracts, as those provisions result in an adjustment to our coal sales price.

The following table provides summary information for the dates indicated relating to our cost of coal sales per ton produced:

	Oxford Mining
	Company	Oxford Resource Partners, LP
	(Predecessor)	(Successor)
	Period from	Period from
	January 1,	August 24,
	2007 to	2007 to	Year Ended	Year Ended	Quarter Ended	Quarter Ended
	August 23,	December 31,	December 31,	December 31,	March 31,	March 31,
	2007	2007	2008	2009	2009	2010
	(tons in thousands)
Average sales price per ton	$29.04	$31.64	$35.04	$40.27	$43.23	$37.71
Cost of coal sales per ton	$26.15	$24.92	$29.75	$29.20	$29.25	$30.56
Tons of coal produced	2,693	1,634	5,089	5,846	1,396	1,806

We use a substantial amount of diesel fuel in our mining operations. To mitigate our exposure to fluctuations in the price for diesel fuel we have entered into fixed price forward contracts for future delivery of diesel fuel for a portion of our requirements. During 2009, 54.4% of the 16.7 million gallons of diesel fuel we purchased was delivered under fixed price forward contracts. During the first quarter of 2010, 29.7% of the 5.5 million gallons of diesel fuel we purchased was delivered under fixed price forward contracts. In addition, approximately 61.4% and 67.5% of the tons we delivered under our long-term coal sales contracts during 2009 and the first quarter of 2010, respectively, were subject to full or partial cost pass through provisions for diesel fuel which provide additional protection for a portion of the increase in fuel costs.

Cost of Purchased Coal

We purchase coal from third parties to fulfill a small portion of our obligations under our long-term coal sales contracts and, in certain cases, to meet customer specifications. In connection with the Phoenix Coal acquisition, we assumed a long-term coal purchase contract that had favorable pricing terms relative to our production costs. Under this contract we are obligated to purchase 0.6 million tons of coal in 2010 and 0.4 million tons of coal each year thereafter until the coal reserves covered by the contract are depleted. Based on the proven and probable coal reserves in place at December 31, 2009, we expect this contract to continue beyond five years.

We evaluate our cost of purchased coal on a per ton basis. For the year ended December 31, 2009 and the first quarter of 2010, we sold 0.5 million tons and 0.3 million tons of purchased coal, respectively. The following table provides summary information for the dates indicated for our cost of purchased coal per ton and the tons of purchased coal:

	Oxford Mining
	Company	Oxford Resource Partners, LP
	(Predecessor)	(Successor)
	Period from	Period from
	January 1,	August 24,
	2007 to	2007 to	Year Ended	Year Ended	Quarter Ended	Quarter Ended
	August 23,	December 31,	December 31,	December 31,	March 31,	March 31,
	2007	2007	2008	2009	2009	2010
	(tons in thousands)
Average sales price per ton	$29.04	$31.64	$35.04	$40.27	$43.23	$37.71
Cost of purchased coal per ton	$27.29	$31.08	$29.81	$36.79	$44.32	$30.51
Tons of coal purchased	641	305	434	530	192	258

Adjusted EBITDA

Adjusted EBITDA represents net income (loss) attributable to our unitholders before interest, taxes, DD&A, gain from purchase of a business, amortization of below-market coal sales contracts and non-cash equity compensation expense. Although Adjusted EBITDA is not a measure of performance calculated in accordance with GAAP, our management believes that it is useful in evaluating our financial performance and our compliance with our existing credit facility. Because not all companies calculate Adjusted EBITDA identically, our calculation may not be comparable to similarly titled measures of other companies. Please read “— Summary” for reconciliations of Adjusted EBITDA to net income (loss) attributable to our unitholders for each of the periods indicated.

Factors that Impact Our Business

For the past three years over 90.0% of our coal sales were made under long-term coal sales contracts and we intend to continue to enter into long-term coal sales contracts for substantially all of our annual coal production. We believe our long-term coal sales contracts reduce our exposure to fluctuations in the spot price for coal and provide us with a reliable and stable revenue base. Our long-term coal sales contracts also allow us to partially mitigate our exposure to rising costs to the extent those contracts have full or partial cost pass through provisions or inflation adjustment provisions.

For 2010, 2011, 2012 and 2013, we currently have long-term coal sales contracts that represent 97.6%, 101.5%, 81.0% and 50.7%, respectively, of our 2010 estimated coal sales of 8.2 million tons. During 2010, 2011, 2012 and 2013, we have committed to deliver 8.0 million tons, 8.3 million tons, 6.7 million tons and 4.2 million tons of coal, respectively, under long-term coal sales contracts. These amounts include contracts with re-openers as described below. The current term of our long-term coal sales contract with AEP runs through 2012 but it can be extended for two additional three year terms if AEP gives us six months advance notice of its election to extend the contract. For each extension term, we will negotiate with AEP to agree upon a market-based price for similar term contracts. In addition, the contract contains substantial cost pass through and inflation adjustment provisions. If AEP elects to extend this contract, we will be committed to deliver an additional 2.0 million tons in 2013, and our 2013 coal sales under long-term coal sales contracts, as a percentage of 2010 estimated coal sales, would increase to 75.0%.

The terms of our coal sales contracts result from competitive bidding and negotiations with customers. As a result, the terms of these agreements — including price re-openers, coal quality requirements, quantity parameters, permitted sources of supply, effects of future regulatory changes, extension options, force majeure, termination and assignment provisions — vary by customer. However, most of our long-term coal sales contracts have full or partial cost pass through provisions or inflation adjustment provisions. For 2010, 2011, 2012 and 2013, 62%, 74%, 91% and 100.0% of the coal, respectively, that we have committed to deliver under our long-term coal sales contracts are subject to full or partial cost pass through or inflation adjustment provisions. Cost pass through provisions increase or decrease our coal sales price for all or a specified percentage of changes in the cost of fuel, explosives and, in certain cases, labor. Inflation adjustment provisions adjust the initial contract price over the term of the contract either by a specific percentage or a percentage determined by reference to various inflation related indices.

Certain of our long-term coal sales contracts contain option provisions that give the customer the right to elect to purchase additional tons of coal each month during the contract term at a fixed price provided for in the contract. For example, upon 30 days advance notice, AEP may elect to purchase, at a fixed price, an additional 25,000 tons of coal each month under its long-term coal sales contract with us and, in addition, upon 90 days notice, it may elect to purchase, at a fixed price, an additional 200,000 tons of coal per half year. We are currently negotiating with AEP to reduce the quantity of coal that we deliver to AEP under our long-term coal sales contract by approximately 280,000 tons in the second half of 2010 and by approximately 150,000 tons and 200,000 tons, respectively, in 2011 and 2012. In addition, we expect this amendment will remove AEP’s right to purchase its half-year option tons and its monthly option tons for any extension period. In light of these negotiations, we do not believe that AEP will elect its half-year option tons or its monthly option tons during the next twelve months. If AEP were to elect its option tons, we believe that we will have the production capacity to produce and deliver those tons profitably, as the coal prices under the contract through 2012 are significantly higher than our production costs and the contract contains substantial cost pass through and inflation adjustment provisions. Our long-term coal sales contracts that provide for these option tons typically require the customer to provide us with from one to three months advance notice of an election to take these option tons. Because the price of these option tons is fixed under the terms of the contract, we could be obligated to deliver coal to those customers at a price that is below the market price for coal on the date the option is exercised. For 2010, 2011, 2012 and 2013, we have outstanding option tons of 0.7 million, 1.0 million, 0.9 million and 0.2 million, respectively. If our customers do elect to receive these option tons, we believe we will have the operating flexibility to meet these requirements through increased production at our mining complexes.

Two of our long-term coal sales contracts contain provisions that provide for price re-openers. These price-reopeners provide for market-based adjustments to the initial contract price every three years. These contracts will terminate if we cannot agree upon a market-based price with the customer. For 2011, 2012 and 2013, 0.4 million tons, 0.4 million tons and 0.6 million tons of coal, respectively, that we have committed to deliver under our long-term coal sales contracts are subject to price re-opener provisions.

We believe the other key factors that influence our business are: (i) demand for coal, (ii) demand for electricity, (iii) economic conditions, (iv) the quantity and quality of coal available from competitors, (v) competition for production of electricity from non-coal sources, (vi) domestic air emission standards and the ability of coal-fired power plants to meet these standards, (vii) legislative, regulatory and judicial developments, including delays, challenges to, and difficulties in acquiring, maintaining or renewing necessary permits or mineral or surface rights, (viii) market price fluctuations for sulfur dioxide emission allowances and (ix) our ability to meet governmental financial security requirements associated with mining and reclamation activities.

For additional information regarding some of the risks and uncertainties that affect our business and the industry in which we operate, please read “Risk Factors.”

Recent Trends and Economic Factors Affecting the Coal Industry

Coal consumption and production in the United States have been driven in recent periods by several market dynamics and trends. The recent global economic downturn has negatively impacted coal demand in the short-term, but long-term projections for coal demand remain positive. Please read “The Coal Industry — Industry Trends” for the recent trends and economic factors affecting the coal industry.

Results of Operations

Factors Affecting the Comparability of Our Results of Operations

The comparability of our results of operations is impacted by (i) the Phoenix Coal acquisition, (ii) an amendment to a long-term coal sales contract with a major customer in December 2008 and (iii) the application of purchase accounting to our accounting predecessor’s financial statements in August 2007.

We acquired all of Phoenix Coal’s active surface mining operations on September 30, 2009. This acquisition increased our coal production for the first quarter of 2010 by 29%, or 0.4 million tons (1.6 million tons on an annualized basis), compared to the first quarter of 2009.

In December 2008, we and one of our major customers agreed to amend a long-term coal sales contract. As part of this amendment, we agreed to give this customer two additional three-year term extension options with market-based price adjustments for each extension. In exchange, we received a substantial one-time increase in the price per ton of coal for 2009 along with inflation adjusters and certain cost pass through provisions for the complete term of the contract, which expires at the end of 2012. This price increase contributed $13.25 million to revenues and Adjusted EBITDA in 2009.

Oxford Mining Company, our wholly owned subsidiary, was contributed to us on August 24, 2007. Because Oxford Mining Company is our accounting predecessor, the financial statements we have presented for the periods that ended before August 24, 2007 are the financial statements of Oxford Mining Company. In addition, because Oxford Mining Company is now our wholly owned subsidiary, our financial statements that begin on or after August 24, 2007 include Oxford Mining Company on a consolidated basis, as required by GAAP. The contribution of Oxford Mining Company to us on August 24, 2007 resulted in a change of control that triggered a new fair-value basis of accounting for Oxford Mining Company on that date. We have analyzed the impact of that transaction on our consolidated statements of operations and those of our accounting predecessor.

The operations of the predecessor and successor in 2007 were substantially the same as all assets and liabilities were contributed with the exception of the predecessor’s debt, which was paid in full, and certain equipment operating leases, which were paid off. Therefore, the change in control had a limited impact on the comparability of our 2007 results of operations. The most notable changes that resulted from the change in control are set forth below.

•	As part of the contribution, we bought out several equipment operating leases, which had the impact of reducing lease expense within cost of coal sales and increasing depreciation expense during the periods after the change in control.

•	The fair value basis of accounting had the effect of increasing the asset value of certain property, plant and equipment as well as coal reserves, which further increased DD&A expenses during the periods after the change in control.

•	In connection with the contribution, Oxford Mining Company entered into an advisory services agreement with certain affiliates of AIM Oxford, which resulted in higher SG&A expenses during the periods after the change in control.

•	As a result of the contribution, total borrowings increased, which resulted in higher interest charges and amortization of deferred financing fees within interest expense during the periods after the change in control.

•	As part of the accounting for the contribution, we established a provision for below-market coal sales contracts, which increased our revenues during the periods after the change in control.

Based on our analysis, we concluded that the results of our predecessor’s operations for the period from January 1, 2007 to August 23, 2007, which we refer to as the 2007 Predecessor Period, and our operating results for the period from August 24, 2007 to December 31, 2007, which we refer to as the 2007 Successor Period, are comparable to our results of operations for the year ended December 31, 2008, except to the extent noted above.

Summary

The following table presents certain of our historical consolidated financial data and that of our accounting predecessor, Oxford Mining Company, for the periods indicated. The following table should be read in conjunction with “Selected Historical and Pro Forma Consolidated Financial and Operating Data.”

Adjusted EBITDA is a non-GAAP financial measure that we use in analyzing the financial performance of our business as it is an important supplemental measure of our performance. Adjusted EBITDA represents net income (loss) attributable to our unitholders before interest, taxes, DD&A, gain from purchase of a business, amortization of below-market coal sales contracts and non-cash equity compensation expense. This measure is not calculated or presented in accordance with GAAP. We explain this measure below and reconcile it to net income (loss) attributable to our unitholders, its most comparable measure established in accordance with GAAP.

	Oxford Mining
	Company	Oxford Resource Partners, LP
	(Predecessor)	(Successor)
	Period from	Period from
	January 1,	August 24,
	2007 to	2007 to	Year Ended	Year Ended	Quarter Ended	Quarter Ended
	August 23,	December 31,	December 31,	December 31,	March 31,	March 31,
	2007	2007	2008	2009	2009	2010
	(in thousands)
Statement of Operations Data:
Revenues:
Coal sales	$96,799	$61,324	$193,699	$254,171	$67,377	$76,756
Transportation revenue	18,083	10,204	31,839	32,490	8,660	9,530
Royalty and non-coal revenue	3,267	1,407	4,951	7,183	2,402	1,774

Total revenues	118,149	72,935	230,489	293,844	78,439	88,060
Costs and expenses:
Cost of coal sales (excluding DD&A, shown separately)	70,415	40,721	151,421	170,698	40,825	55,186
Cost of purchased coal	17,494	9,468	12,925	19,487	8,505	7,859
Cost of transportation	18,083	10,204	31,839	32,490	8,660	9,530
Depreciation, depletion, and amortization	9,025	4,926	16,660	25,902	5,688	8,777
Selling, general and administrative expenses	3,643	2,114	9,577	13,242	3,101	3,535

Total costs and expenses	118,660	67,433	222,422	261,819	66,779	84,887
Income from operations	(511)	5,502	8,067	32,025	11,660	3,173
Interest income	26	55	62	35	11	1
Interest expense	(2,386)	(3,498)	(7,720)	(6,484)	(1,123)	(1,833)
Gain from purchase of business(1)	—	—	—	3,823	—	—

Net income (loss)	(2,871)	2,059	409	29,399	10,548	1,341
Net income attributable to noncontrolling interest	(682)	(537)	(2,891)	(5,895)	(1,165)	(1,628)

Net income (loss) attributable to Oxford Resource Partners, LP unitholders	$(3,553)	$1,522	$(2,482)	$23,504	$9,383	$(287)

Other Financial Data:
Adjusted EBITDA(2)	$7,832	$7,961	$21,533	$50,799	$16,292	$10,001

(1)	On September 30, 2009, we acquired all of the active western Kentucky surface mining operations of Phoenix Coal. The purchase price of this acquisition was less than the fair value of the net assets and liabilities we acquired. We recorded this difference as a gain of $3.8 million for the year ended December 31, 2009.

(2)	Adjusted EBITDA is used as a supplemental financial measure by management and by external users of our financial statements, such as investors and lenders, to assess:

• our financial performance without regard to financing methods, capital structure or income taxes;

• our ability to generate cash sufficient to pay interest on our indebtedness and to make distributions to our unitholders and our general partner;

• our compliance with certain financial covenants included in our existing credit facility; and

• our ability to fund capital expenditure projects from operating cash flow.

Adjusted EBITDA should not be considered an alternative to net income (loss) attributable to our unitholders, income from operations, cash flows from operating activities or any other measure of performance presented in accordance with GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income (loss) attributable to our unitholders, income from operations and cash flows, and these measures may vary among other companies. Therefore, Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following table presents a reconciliation of Adjusted EBITDA to net income (loss) attributable to our unitholders for each of the periods indicated:

	Oxford Mining
	Company	Oxford Resource Partners, LP
	(Predecessor)	(Successor)
	Period from	Period from
	January 1,	August 24,
	2007 to	2007 to	Year Ended	Year Ended	Quarter Ended	Quarter Ended
	August 23,	December 31,	December 31,	December 31,	March 31,	March 31,
	2007	2007	2008	2009	2009	2010
	(in thousands)
Reconciliation of Adjusted EBITDA to net income (loss) attributable to Oxford Resource Partners, LP unitholders:
Net income (loss) attributable to Oxford Resource Partners, LP unitholders	$(3,553)	$1,522	$(2,482)	$23,504	$9,383	$(287)
PLUS:
Depreciation, depletion, and amortization	9,025	4,926	16,660	25,902	5,688	8,777
Interest expense	2,386	3,498	7,720	6,484	1,123	1,833
Non-cash equity compensation expense	—	25	468	472	109	304
LESS:
Interest income	26	55	62	35	11	1
Amortization of below-market coal sales contracts	—	1,955	771	1,705	—	625
Gain from purchase of business	—	—	—	3,823	—	—

Adjusted EBITDA	$7,832	$7,961	$21,533	$50,799	$16,292	$10,001

Quarter Ended March 31, 2010 Compared to Quarter Ended March 31, 2009

Overview.  Our coal production increased 29.4% to 1.8 million tons in the first quarter of 2010 compared to 1.4 million tons in the first quarter of 2009. Our tons sold increased 30.6% to 2.0 million tons in the first quarter of 2010 compared to 1.6 million tons in the first quarter of 2009. Although our tons sold increased, our average sales price per ton in the first quarter of 2010 decreased 12.8%, or $5.52 per ton, compared to the first quarter of 2009. Our total revenues increased 12.3% to $88.1 million in the first quarter of 2010 compared to $78.4 million for the first quarter of 2009. We generated a net loss attributable to our unitholders in the first quarter of 2010 of $0.3 million compared to net income attributable to our unitholders of $9.4 million in the first quarter of 2009. Our Adjusted EBITDA decreased 38.6% to $10.0 million in the first quarter of 2010 from $16.3 million in the first quarter of 2009. As a result of a non-recurring price increase in 2009 from a major customer, our Adjusted EBITDA for 2009 increased by $4.3 million. Excluding this price increase, our Adjusted EBITDA for the first quarter of 2010 would have decreased by 16.3% compared to the first quarter of 2009.

Coal Production.  Our tons of coal produced increased 29.4% to 1.8 million tons in the first quarter of 2010 from 1.4 million tons in the first quarter of 2009. This increase was primarily due to the inclusion of coal we produced in the first quarter of 2010 from our Muhlenberg County complex that we acquired from Phoenix Coal on September 30, 2009.

Sales Volume.  Our tons of coal sold increased 30.6% to 2.0 million tons in the first quarter of 2010 from 1.6 million tons in the first quarter of 2009. This increase was primarily attributable to the 0.6 million tons of coal we sold in the first quarter of 2010 at our Muhlenberg County complex that we acquired from Phoenix Coal on September 30, 2009, partially offset by a 0.1 million ton reduction in coal sales to our industrial customers.

Average Sales Price Per Ton.  Our average sales price per ton decreased 12.8% to $37.71 in the first quarter of 2010 from $43.23 in the first quarter of 2009. This $5.52 per ton decrease was primarily the result of a non-recurring price increase during 2009 from a major customer. In December of 2008, we agreed to amend a long term coal sales contract with a major customer that resulted in a one year price increase. The expiration of this non-recurring price increase accounts for $2.79 of the $5.52 per ton price decrease that we experienced between the first quarter of 2009 and the first quarter of 2010. The balance of this decrease was due to the effect of the lower priced legacy coal sales contracts that we assumed in the Phoenix Coal acquisition.

Coal Sales Revenue.  Our coal sales revenue for the first quarter of 2010 increased by $9.4 million, or 13.9%, compared to the first quarter of 2009. This increase is primarily attributable to coal sales from our Muhlenberg County complex that we acquired in the Phoenix Coal acquisition. However, this increase was partially offset by lower coal sales to our industrial customers during the first quarter of 2010 and the inclusion in the first quarter of 2009 of $4.3 million of revenue relating to the non-recurring price increase discussed above.

Royalty and Non-Coal Revenue.  In June 2005, we sold our underground mining operations at the Tusky mining complex and subleased our related underground coal reserves to the purchaser in exchange for an overriding royalty. Our overriding royalty is equal to a percentage of the sales price our sublessee receives for the coal produced from our underground coal reserves. Our sublessee is also obligated to pay the tonnage based royalty that we owe to the lessor of our underground coal reserves. Our royalty and non-coal revenue includes our overriding royalty revenue from our Tusky mining complex, revenue from the sale of limestone that we recover in connection with our coal mining operations and various fees we receive for performing services for others. Our royalty and non-coal revenue declined to $1.8 million in the first quarter of 2010 from $2.4 million during the first quarter of 2009. This decline was primarily attributable to a decrease of $0.9 million in the royalty revenue in the first quarter of 2010 partially offset by an increase in service fees for providing earth moving services. The decrease in royalty revenue was due to lower sales prices and volumes associated with our underground coal reserves that are mined by a third party.

Cost of Coal Sales (Excluding DD&A).  Cost of coal sales (excluding DD&A) increased 35.2% to $55.2 million in the first quarter of 2010 from $40.8 million in the first quarter of 2009. This increase was primarily attributable to the increase of 29.4% in our tons produced and higher costs per ton at our Muhlenberg County complex that we acquired in the Phoenix Coal acquisition. Our average cost of coal sales per ton increased by 4.5% to $30.56 in the first quarter of 2010 compared to $29.25 per ton in the first quarter of 2009. Excluding our Muhlenberg County complex, our cost of coal sales per ton would have decreased by approximately 2.2% from the prior year primarily as a result of lower fuel costs and lower repair and maintenance expenses. With respect to our newly acquired Muhlenberg County complex, we began implementing plans late in the fourth quarter of 2009 to lower our production costs. However, in the first quarter of 2010 we experienced difficult mining conditions at our Schoate mine, which resulted in higher than anticipated costs. As a result, we have redeployed equipment and personnel to a new area at this mine that we can extract more efficiently.

Cost of Purchased Coal.  Cost of purchased coal declined 7.6% to $7.9 million in the first quarter of 2010 from $8.5 million in the first quarter of 2009. This decrease is primarily attributable to a $13.81 per ton decline in the average cost per ton of purchased coal, partially offset by an increase in volumes purchased of 0.1 million tons. Our average cost of purchased coal per ton decreased by 31.2% to $30.51 per ton in the first quarter of 2010 compared to the first quarter of 2009 due to a significant portion of our purchases in that quarter being supplied under lower priced purchase agreements that we assumed in the Phoenix Coal acquisition compared to a higher percentage of higher-priced spot market purchases in the first quarter of 2009.

Depreciation, Depletion and Amortization (DD&A).  DD&A expense in the first quarter of 2010 was $8.8 million compared to $5.7 million in the first quarter of 2009, an increase of $3.1 million. Approximately $1.9 million of this increase relates to higher depreciation expense associated with the assets we acquired in the Phoenix Coal acquisition and the remaining increase of $1.2 million relates primarily to equipment placed in service in late 2009 and the first quarter of 2010.

Selling, General and Administrative Expenses (SG&A).  SG&A expenses for the first quarter of 2010 were $3.5 million compared to $3.1 million for the first quarter of 2009, an increase of $0.4 million. This increase is due primarily to $0.3 million of additional administrative expenses related to our Muhlenberg County complex that we acquired from Phoenix Coal on September 30, 2009.

Transportation Revenue and Expenses.  Our transportation expenses represent the cost to transport our coal by truck or rail from our mines to our river terminals, our rail loading facilities and our customers. Our long-term coal sales contracts have these transportation costs built into the price of our coal. Our transportation revenue reflects the portion of our total revenues that is attributable to reimbursements for transportation expenses. Our transportation revenue fluctuates based on a number of factors, including the volume of coal we transport by truck or rail under those contracts and the related transportation costs. Our transportation revenues and expenses for the first quarter of 2010 increased 10.0% compared to the first quarter of 2009 due to higher coal sales volumes.

Interest Expense.  Interest expense for the first quarter of 2010 was $1.8 million compared to $1.1 million for the first quarter of 2009, an increase of $0.7 million. This increase was primarily attributable to higher effective interest rates in the first quarter of 2010 as a result of an amendment to our existing credit facility in September 2009, coupled with higher borrowings outstanding during the first quarter of 2010 due to the debt that we incurred to acquire the Phoenix Coal assets.

Net Income Attributable to Noncontrolling Interest.  In 2007, we entered into a joint venture, Harrison Resources, with CONSOL Energy to mine surface coal reserves purchased from CONSOL Energy. We own 51.0% of Harrison Resources and CONSOL Energy owns the remaining 49.0% indirectly through one of its subsidiaries. We manage all of the operations of, and perform all of the contract mining and marketing services for, Harrison Resources. Net income attributable to noncontrolling interest relates to the 49.0% of Harrison Resources that we do not own. For the first quarter of 2010, net income attributable to the noncontrolling interest was $1.6 million compared to $1.2 million for the first quarter of 2009. This increase of $0.4 million is primarily attributable to an increase of 62.0% in tons of coal sold by Harrison Resources in the first quarter of 2010 compared to the first quarter of 2009, partially offset by a decline in sales prices.

Adjusted EBITDA.  For the first quarter of 2010, Adjusted EBITDA was $10.0 million compared to $16.3 million in the first quarter of 2009. This decrease was primarily attributable to a one-time price increase for 2009 from a major customer and a combination of lower priced legacy coal contracts that we acquired in the Phoenix Coal acquisition and lower royalty revenues during the first quarter 2010. These impacts were partially offset by favorable cost of coal sales per ton for our Ohio operations and the benefit of lower cost per ton for purchased coal in the first quarter of 2010 compared to the first quarter of 2009.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Overview.  Our coal production increased 14.9% to 5.8 million tons in 2009 compared to 5.1 million tons in 2008. We sold 6.3 million tons of coal in 2009, an increase of 14.2% when compared to the 5.5 million tons we sold in 2008. Our average sales price per ton increased 14.9%, or $5.23 per ton, in 2009 when compared with 2008. Our total revenues for 2009 increased 27.5% to $293.8 million from $230.5 million in 2008. We generated net income attributable to our unitholders of approximately $23.5 million during 2009 compared to net loss attributable to our unitholders of $2.5 million for 2008. Our Adjusted EBITDA increased 135.9% in 2009 to $50.8 million from $21.5 million in 2008.

Coal Production.  Our tons of coal produced increased 14.9% to 5.8 million tons in 2009 from 5.1 million tons in 2008. This increase was primarily the result of increased coal production in the fourth quarter of 2009 due to the Phoenix Coal acquisition of 0.4 million tons and higher production at certain of our other mining complexes. We increased our coal production for 2009 to match the increase in the tons that we were committed to deliver under our long-term coal sales contracts during 2009.

Sales Volume.  Our tons of coal sold increased 14.2% to 6.3 million tons in 2009 from 5.5 million tons in 2008. The increase in the tons sold in 2009 was primarily attributable to the 0.6 million tons of coal we sold during the fourth quarter of 2009 as a result of the Phoenix Coal acquisition and an increase in the tons we were committed to deliver under our long-term coal sales contracts in 2009 as compared with 2008.

Average Sales Price Per Ton.  Our average sales price per ton increased 14.9% to $40.27 in 2009 from $35.04 in 2008. This increase was primarily attributable to the amendment of a long-term coal sales contract with a major customer in December 2008. As part of this amendment, we received a one-time increase in the price per ton in 2009, which added revenue of $13.25 million.

Coal Sales Revenue.  Our coal sales for 2009 increased by $60.5 million, or 31.2%, over 2008. The majority of the increase, or $33.5 million, was attributable to the 14.9% improvement in our average sales price per ton for 2009 compared to 2008, of which $13.25 million related to the one-time price increase in 2009 from a major customer. In addition, $26.9 million of this increase was attributable to the 14.2% increase in our tons sold for 2009 compared to 2008.

Royalty and Non-Coal Revenue.  Our royalty and non-coal revenue increased to $7.2 million in 2009 from $5.0 million in 2008. This increase was primarily attributable to increases in our royalty revenue from our underground coal reserves of $3.2 million partially offset by decreases in other revenue of $1.0 million. During 2009, our royalty revenue from our underground coal reserves increased to $4.5 million from $1.3 million in 2008. This increase was attributable to significant increases in coal production and sales to third parties by the sublessee of our underground coal reserves. In 2009, our sublessee sold its underground coal production to third parties for the full year compared to 2008 when it sold its production to third parties for approximately six months.

Cost of Coal Sales (Excluding DD&A).  Cost of coal sales (excluding DD&A) increased 12.7% in 2009 to $170.7 million from $151.4 million in 2008. This increase was primarily attributable to the increase in our tons of coal produced, partially offset by lower operating costs per ton. During 2009, our cost of coal sales per ton produced decreased 1.9% primarily as a result of lower fuel, oil and explosives prices partially offset by higher operating lease expenses and higher contract labor costs. Our diesel fuel cost per ton of coal produced decreased from $8.47 per ton in 2008 to $6.56 per ton in 2009. Our motor and hydraulic oil cost per ton decreased from $1.17 per ton in 2008 to $0.85 per ton in 2009, and our explosives cost per ton decreased from $3.44 per ton in 2008 to $3.24 per ton in 2009. Our operating lease expenses per ton increased to $0.79 per ton in 2009 from $0.31 per ton in 2008 as we expanded our fleet of large equipment at our Cadiz and Harrison mining complexes. In addition, our contract labor costs per ton increased to $1.44 per ton in 2009 from $0.62 per ton in 2008 as a result of a full year of the costs associated with a highwall mining contractor that we retained in July 2008.

Cost of Purchased Coal.  Cost of purchased coal increased 50.8% in 2009 to $19.5 million from $12.9 million in 2008. This increase was primarily attributable to a $6.98 per ton increase in the average cost of purchased coal per ton and a 0.1 million ton increase in the volume of coal purchased during 2009 as compared to 2008. Our average cost of purchased coal per ton increased by 23.4% to $36.79 per ton in 2009 from $29.81 per ton in 2008. During the first quarter of 2009, we purchased a higher percentage of our purchased coal on the spot market in order to meet our coal sales obligations. For the fourth quarter of 2009, we purchased a higher percentage of our purchased coal under a long-term coal purchase contract. During 2009 the volume of coal we purchased increased by 0.1 million tons over 2008 primarily as a result of one quarter of coal purchases under the long-term coal purchase contract that we assumed in connection with the Phoenix Coal acquisition.

Depreciation, Depletion and Amortization.  DD&A expense for 2009 was $25.9 million compared to $16.7 million for 2008, an increase of $9.2 million. Depreciation expense attributable to equipment upgrades that occurred during 2009 accounted for $6.6 million of this increase and the assets we acquired in the Phoenix Coal acquisition increased our depreciation expense by $1.6 million.

Selling, General and Administrative Expenses.  SG&A expenses for 2009 were $13.2 million compared to $9.6 million for 2008, an increase of $3.6 million. The increase in SG&A expenses was primarily due to increased headcount and expenses in our accounting and administrative departments in anticipation of becoming a publicly traded partnership, as well as one-time costs of $1.6 million associated with the Phoenix Coal acquisition and $1.0 million of legal fees incurred in renegotiating our existing credit facility.

Transportation Revenue and Expenses.  The 2.0% increase in transportation revenue in 2009 compared to 2008 was a function of the increase in tons of coal sold partially offset by lower trucking rates.

Interest Expense.  Interest expense for 2009 was $6.5 million compared to $7.7 million for 2008, a decrease of $1.2 million or 16.0%. The decrease in interest expense was primarily attributable to lower effective weighted average interest rates in 2009 under our existing credit facility compared to 2008 and a gain of $1.7 million on our interest rate swap in 2009. These decreases were partially offset by an increase of $1.3 million in interest expense due to the write off of capitalized financing costs as a result of an amendment in 2009 to our existing credit facility.

Gain from Purchase of Business.  On September 30, 2009, we acquired all of the active surface mining operations of Phoenix Coal. The purchase price of this acquisition was less than the fair value of the net assets and liabilities we acquired. We recorded this difference as a one-time gain of $3.8 million for 2009.

Net Income Attributable to Noncontrolling Interest.  For the year ended December 31, 2009, net income attributable to the noncontrolling interest was $5.9 million compared to $2.9 million for 2008. This increase of $3.0 million was primarily attributable to an increase of 63.7% in tons of coal sold by Harrison Resources in 2009 compared to 2008, as well as to increased sales prices.

Adjusted EBITDA.  For 2009, Adjusted EBITDA was $50.8 million compared to $21.5 million for 2008. This increase was due primarily to a 14.2% increase in tons sold, a one-time price increase for 2009 from a major customer that contributed $13.25 million, higher royalty revenues and lower costs of coal sold per ton, partially offset by higher costs of purchased coal, increased SG&A expenses and higher net income attributable to noncontrolling interest.

Year Ended December 31, 2008 Compared to the 2007 Predecessor Period and the 2007 Successor Period

Overview.  We produced 5.1 million tons of coal in 2008 compared to 2.7 million tons and 1.6 million tons in the 2007 Predecessor Period and the 2007 Successor Period, respectively. We sold 5.5 million tons of coal in 2008 compared to 3.3 million tons and 1.9 million tons in the 2007 Predecessor Period and the 2007 Successor Period, respectively. Our average sales price per ton in 2008 increased 20.7%, or $6.00 per ton, when compared with the 2007 Predecessor Period and 10.7%, or $3.40 per ton, when compared with the 2007 Successor Period. Our total revenues for 2008 were $230.5 million compared to $118.1 million and $72.9 million in the 2007 Predecessor Period and the 2007 Successor Period, respectively. We had a net loss attributable to our unitholders of approximately $2.5 million during 2008 compared to a net loss attributable to our unitholders of $3.6 million for the 2007 Predecessor Period and net income attributable to our unitholders of approximately $1.5 million for the 2007 Successor Period. Our Adjusted EBITDA for 2008 was

$21.5 million compared to $7.8 million and $8.0 million for the 2007 Predecessor Period and the 2007 Successor Period, respectively.

Coal Production.  We produced 5.1 million tons of coal in 2008 compared to 2.7 million tons and 1.6 million tons during the 2007 Predecessor Period and the 2007 Successor Period, respectively. We benefited from higher production in 2008 from reserves acquired during 2007 at our Belmont and Cadiz mining complexes and the additional reserves acquired by Harrison Resources from CONSOL during 2008. We increased our production in 2008 to meet the requirements of a new long-term coal sales contract which took effect in 2008.

Sales Volume.  We sold 5.5 million tons of coal in 2008 compared to 3.3 million tons and 1.9 million tons in the 2007 Predecessor Period and the 2007 Successor Period, respectively. Our sales volume for 2008 benefited from the increase in our coal production during 2008, but was partially offset by a decrease in tons of purchased coal.

Average Sales Price Per Ton.  Our average sales price per ton in 2008 increased 20.7%, or $6.00 per ton, when compared with the 2007 Predecessor Period and 10.7%, or $3.40 per ton, when compared with the 2007 Successor Period. These increases were due to the replacement of expiring long-term coal sales contracts with higher priced long-term coal sales contracts.

Coal Sales Revenue.  Our coal sales for 2008 were $193.7 million compared to $96.8 million and $61.3 million for the 2007 Predecessor Period and the 2007 Successor Period, respectively. The majority of the increase for 2008, or $27.9 million, was attributable to the increase in our average sales price per ton for 2008. In addition, $7.7 million of the 2008 increase was attributable to the increase in our tons of coal sold for 2008.

Royalty and Non-Coal Revenue.  We began receiving royalty revenues on our underground coal reserves in June 2008 as the sublessee began selling coal produced from our underground coal reserves directly to third parties. Before June 2008 we purchased, processed and sold all of the coal produced by our sublessee from our underground coal reserves and, as a result, we did not receive an overriding royalty.

Cost of Coal Sales (Excluding DD&A).  Cost of coal sales (excluding DD&A) was $151.4 million in 2008 compared to $70.4 million and $40.7 million for the 2007 Predecessor Period and the 2007 Successor Period, respectively. The increase for 2008 was primarily attributable to the increase in our tons of coal produced and higher operating costs. During 2008, our cost of coal sales per ton produced increased 13.8% and 19.4% when compared to the 2007 Predecessor Period and the 2007 Successor Period, respectively. These increases were primarily a result of higher fuel costs.

Cost of Purchased Coal.  Cost of purchased coal was $12.9 million in 2008 compared to $17.5 million and $9.5 million in the 2007 Predecessor Period and the 2007 Successor Period, respectively. The decrease for 2008 was primarily attributable to a 0.5 million ton decrease in the volume of coal we purchased during 2008 and a decrease in the average cost of purchased coal per ton in 2008 partially offset by an increase in the average cost of purchased coal per ton in 2008. The decrease in the volume of purchased coal was primarily due to the discontinuation of coal purchases from the sublessee of our underground coal reserves in June 2008. Our average cost of purchased coal per ton was $29.81 in 2008 compared to $27.29 and $31.08 in the 2007 Predecessor Period and the 2007 Successor Period, respectively.

Depreciation, Depletion and Amortization.  DD&A expense for 2008 was $16.7 million compared to $9.0 million and $4.9 million for the 2007 Predecessor Period and the 2007 Successor Period, respectively. The increase for 2008 was primarily the result of a full year of depreciation on the higher asset values that resulted from the new asset basis for Oxford Mining Company due to the change of control that occurred on August 24, 2007. Because a new asset basis can inhibit meaningful comparison of historical results before and after the change of control, DD&A expense for 2008 and the 2007 Successor Period are not comparable to DD&A expense for the 2007 Predecessor Period.

Selling, General and Administrative Expenses.  SG&A expenses for 2008 were $9.6 million compared to $3.6 million and $2.1 million for the 2007 Predecessor Period and the 2007 Successor Period, respectively.

The increase for 2008 was primarily due to increases in accounting and administrative personnel expenses of $1.3 million, increases in professional fees of $1.5 million and the one-time write off of costs associated with an acquisition that we did not complete of $0.4 million.

Transportation Revenue and Expenses.  Transportation revenue and expenses increased in 2008 due to an increase in tons of coal sold and higher trucking costs due to increased fuel prices in 2008.

Interest Expense.  Interest expense for 2008 was $7.7 million compared to $2.4 million and $3.5 million for the 2007 Predecessor Period and the 2007 Successor Period, respectively. The increase for 2008 was primarily attributable to an increase in our weighted average interest rates and average outstanding balances under our existing credit facility during 2008.

Net Income Attributable to Noncontrolling Interest.  Net income attributable to the noncontrolling interest was $2.9 million for 2008 compared to $0.7 million and $0.5 million for the 2007 Predecessor Period and the 2007 Successor Period, respectively. The increase in net income attributable to the noncontrolling interest during 2008 was primarily attributable to an increase in tons sold by Harrison Resources in 2008 as well as increases in Harrison’s average sales prices.

Adjusted EBITDA.  For 2008, Adjusted EBITDA was $21.5 million compared to $7.8 million and $8.0 million for the 2007 Predecessor Period and 2007 Successor Period, respectively. Our 2008 Adjusted EBITDA was attributable to higher revenues reflecting an increase in average sales price per ton and higher royalties, partially offset by higher costs of coal sold per ton, increased SG&A expenses and higher net income attributable to noncontrolling interest.

Liquidity and Capital Resources

Liquidity

Our business is capital intensive and requires substantial capital expenditures for purchasing, upgrading and maintaining equipment used in mining our reserves, as well as complying with applicable environmental laws and regulations. Our principal liquidity requirements are to finance current operations, fund capital expenditures, including acquisitions from time to time, service our debt and pay cash distributions to our unitholders. Our primary sources of liquidity to meet these needs have been cash generated by our operations, borrowings under our existing credit facility and contributions from our partners.

The principal indicators of our liquidity are our cash on hand and availability under our existing credit facility. As of March 31, 2010, our available liquidity was $4.9 million, including cash on hand of $1.3 million and $3.6 million available under our existing credit facility.

Following the completion of this offering, we expect our sources of liquidity to include:

•	our working capital;

•	cash generated from operations;

•	borrowing capacity under our new credit facility;

•	issuances of additional partnership units; and

•	debt offerings.

We believe that cash generated from these sources will be sufficient to meet our liquidity needs over the next 12 months, including operating expenditures, debt service obligations, contingencies and anticipated capital expenditures, and to fund our quarterly distributions to unitholders.

Please read “— Capital Expenditures” for a further discussion on the impact of capital expenditures on liquidity.

Cash Flows

The following table reflects cash flows for the applicable periods:

	Oxford Mining
	Company	Oxford Resource Partners, LP
	(Predecessor)	(Successor)
	January 1,	August 24,
	2007 to	2007 to
	August 23,	December 31,	Year Ended December 31,		Quarter Ended March 31,
	2007	2007(1)	2008	2009	2009	2010
	(in thousands)
Net cash provided by (used in):
Operating activities	$17,634	$(8,519)	$33,992	$37,183	$10,502	$8,341
Investing activities	$(16,619)	$(98,745)	$(23,942)	$(49,528)	$(7,482)	$(10,280)
Financing activities	$(234)	$106,724	$4,494	$532	$2,442	$(137)

(1)	Please read Note 1 to our historical consolidated financial statements included elsewhere in this prospectus.

Quarter Ended March 31, 2010 Compared to Quarter Ended March 31, 2009.  Net cash provided by operating activities was $8.3 million for the first quarter of 2010, a decrease of $2.2 million from net cash provided by operating activities of $10.5 million for the first quarter of 2010. Our lower net income attributable to our unitholders was offset by non-cash adjustments and favorable changes in assets and liabilities for the first quarter of 2010. As part of the amendment to a long term contract for one of our major customers, we received an advance payment of $13.25 million in December 2008. This advance payment resulted in reducing cash provided by changes in assets and liabilities during 2009, thus offsetting the majority of the impact of the price increase upon our net income attributable to our unit holders and cash provided from operations in 2009. The net impact of the prepayment upon the first quarter of 2010 was to provide an additional $1.5 million in cash from changes in assets and liabilities as compared to the first quarter of 2009.

Net cash used in investing activities was $10.3 million for the first quarter of 2010 compared to $7.5 million for the first quarter of 2009. This $2.8 million increase was primarily attributable to increased acquisitions of coal reserves in the first quarter of 2010 and an increase in restricted undistributed cash of $3.1 million relating to Harrison Resources, of which $3.0 million was distributed in early April, compared to the first quarter of 2009 when Harrison Resources made a distribution from restricted cash to its owners of $3.0 million.

Net cash used in financing activities was $0.1 million for the first quarter of 2010 compared to net cash provided by financing activities of $2.4 million for the first quarter of 2009. This change was primarily attributable to higher net borrowings in the first quarter of 2009 of $3.8 million, partially offset by a distribution to the noncontrolling interest holder in Harrison Resources in the first quarter of 2009 of $1.5 million.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008.  Net cash provided by operating activities was $37.2 million for 2009 compared to $34.0 million for 2008. This $3.2 million increase was primarily due to the combined effects of the $26.0 million increase in net income (loss) attributable to our unitholders, the $9.2 million impact from the increase in DD&A expense, as well as higher other non-cash adjustments of $1.3 million, partially offset by a decrease in the cash provided by changes in assets and liabilities of $33.3 million. One of the major contributors to this decrease in cash provided by changes in assets and liabilities was a $13.25 million advance payment by one of our major customers in December 2008 for committed deliveries of coal in 2009, of which $11.2 million was offset against outstanding receivables in 2009.

Net cash used in investing activities was $49.5 million in 2009 compared to $23.9 million for 2008. This $25.6 million increase was primarily attributable to the $18.3 million we spent in connection with the Phoenix Coal acquisition as well as increased purchases of coal properties in 2009 as compared to 2008.

Net cash provided by financing activities was $0.5 million for 2009 compared to $4.5 million for 2008. This $4.0 million decrease was primarily attributable to increased distributions to the noncontrolling interest holder in Harrison Resources during 2009 compared to 2008.

Year Ended December 31, 2008 Compared to the 2007 Predecessor Period and the 2007 Successor Period.  Net cash provided by operating activities was $34.0 million for 2008 compared to $17.6 million for the 2007 Predecessor Period and net cash used in operating activities of $8.5 million for the 2007 Successor Period. This change was primarily due to an increase in cash provided by changes in assets and liabilities of which $13.25 million was an advance payment by one of our major customers in December 2008 for committed deliveries of coal in 2009 and an increase associated with higher DD&A expense.

Our net cash provided by (used in) investing activities and financing activities for 2007 includes the impact of the transactions relating to the contribution of Oxford Mining Company to us in August 2007. Please read “— Results of Operations — Factors Affecting the Comparability of our Results of Operations,” and Note 1 to our historical consolidated financial statements included elsewhere in this prospectus.

Credit Facility

In connection with our initial public offering, we will pay off our existing credit facility and enter into a new credit facility that will include (i) a $115 million revolver and (ii) a $60 million term loan. The revolver and term loan will mature in 2013 and 2014, respectively, and borrowings will bear interest, at a variable rate per annum equal to, at our option, LIBOR or the Base Rate, as the case may be, plus the Applicable Margin (LIBOR, Base Rate and Applicable Margin will each be defined in the credit agreement that evidences our new credit facility). Borrowings made under our new credit facility in connection with the closing of the transactions described in “Summary — The Transactions” will be used for the purposes described in “Use of Proceeds.” We expect that borrowings under our new credit facility that are made after the closing of those transactions will be used for (i) the refinancing and repayment of certain existing indebtedness, (ii) working capital and other general partnership purposes and (iii) capital expenditures. Borrowings under our new credit facility will be secured by a first-priority lien on and security interest in substantially all of our assets. The credit agreement that evidences our new credit facility will contain customary covenants, including restrictions on our ability to incur additional indebtedness, make certain investments, loans or advances, make distributions to our unitholders, make dispositions or enter into sales and leasebacks, or enter into a merger or sale of our property or assets, including the sale or transfer of interests in our subsidiaries. The credit agreement will also require compliance with certain financial covenant ratios, including limiting our leverage ratio (ratio of consolidated indebtedness to Adjusted EBITDA) to no greater than 2.75x and limiting our interest coverage ratio (ratio of Adjusted EBITDA to consolidated interest expense) to no less than 4.0x. In addition, we will not be permitted under the credit agreement to fund capital expenditures in any fiscal year in excess of certain specified amounts.

The events that constitute an event of default under our new credit agreement will include, among other things, the failure to pay principal and interest when due, breach of representations and warranties, failure to comply with covenants, voluntary bankruptcy or liquidation or a change of control.

Contractual Obligations

We have contractual obligations that are required to be settled in cash. The amounts of our contractual obligations as of December 31, 2009 were as follows:

	Payments Due by Period
		Less than			More than
	Total	1 Year	1-3 Years	4-5 Years	5 Years
	(in thousands)

Long-term debt obligations(1)	$105,507	$5,591	$99,916	$—	$—
Other long-term debt(2)	5,435	3,642	1,783	10	—
Operating lease obligations	18,425	6,289	12,013	123	—
Fixed price diesel fuel purchase contracts	8,389	8,389	—	—	—
Long-term coal purchase contract(3)	83,627	14,103	29,796	19,864	19,864

Total	$221,383	$38,014	$143,508	$19,997	$19,864

(1)	Amounts relate to our existing credit facility that will be repaid in full in connection with this offering. Please read “Use of Proceeds.” Assumes a current LIBOR of 1.0% plus the applicable margin, which remains constant for all periods.

(2)	Represents various notes payable with interest rates ranging from 4.6% to 9.25%.

(3)	We assumed a long-term coal purchase contract as a result of the Phoenix Coal acquisition. Please read Note 17 to our historical financial statements included elsewhere in this prospectus.

Capital Expenditures

Our mining operations require investments to expand, upgrade or enhance existing operations and to comply with environmental regulations. Our capital requirements primarily consist of maintenance capital expenditures and expansion capital expenditures. Maintenance capital expenditures are those capital expenditures required to maintain or replace, including over the long term, our operating capacity, asset base or operating income. Expansion capital expenditures are those capital expenditures made to increase our long-term operating capacity, asset base or operating income. Our partnership agreement divides maintenance capital expenditures into two categories — reserve replacement expenditures and other maintenance capital expenditures. Examples of reserve replacement expenditures include cash expenditures for the purchase of fee interests in coal reserves and cash expenditures for advance royalties with respect to the acquisition of leasehold interests in coal reserves. Examples of other maintenance capital expenditures include capital expenditures associated with the repair, refurbishment and replacement of equipment. Examples of expansion capital expenditures include the acquisition (by lease or otherwise) of reserves, equipment or a new mine or the expansion of an existing mine, to the extent such expenditures are incurred to increase our long-term operating capacity, asset base or operating income.

For the year ending December 31, 2010, we expect to incur $5.2 million in reserve replacement expenditures and $26.7 million in other maintenance capital expenditures. We expect to fund maintenance capital expenditures primarily from cash generated by our operations. To the extent we incur expansion capital expenditures, we expect to fund those expenditures with the proceeds of borrowings under our new credit facility, issuance of debt and equity securities or other external sources of financings.

Off-Balance Sheet Arrangements

In the normal course of business, we are a party to certain off-balance sheet arrangements. These arrangements include guarantees and financial instruments with off-balance sheet risk, such as bank letters of credit, surety bonds, performance bonds and road bonds. No liabilities related to these arrangements are reflected in our consolidated balance sheet, and we do not expect any material adverse effects on our financial condition, results of operations or cash flows to result from these off-balance sheet arrangements.

Federal and state laws require us to secure certain long-term obligations such as mine closure and reclamation costs and other obligations. We typically secure these obligations by using surety bonds, an off-balance sheet instrument. The use of surety bonds is less expensive for us than the alternative of posting a 100% cash bond and we typically use bank letters of credit to secure our surety bonding obligations. To the extent that surety bonds become unavailable, we would seek to secure our reclamation obligations with letters of credit, cash deposits or other suitable forms of collateral. We also post performance bonds to secure our performance of various contractual obligations and road bonds to secure our obligations to repair local roads.

As of March 31, 2010, we had approximately $32.4 million in surety bonds outstanding to secure the performance of our reclamation obligations, which were supported by approximately $7.5 million in letters of credit. As of March 31, 2010, we had approximately $12.3 million of performance bonds outstanding and $0.6 million of road bonds outstanding, none of which were secured by letters of credit.

Critical Accounting Policies and Estimates

Our preparation of financial statements in conformity with GAAP requires that we make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our judgments, estimates and assumptions on historical information and other known factors that we deem relevant. Estimates are inherently subjective as significant management judgment is required regarding the assumptions utilized to calculate accounting estimates. The most significant areas requiring the use of management estimates and assumptions relate to units-of-production amortization calculations, asset retirement obligations, useful lives for depreciation of fixed assets and estimates of fair values for asset impairment purposes. Our significant accounting policies are more fully described in Note 2 to our historical consolidated financial statements included elsewhere in this prospectus. This section describes those accounting policies and estimates that we believe are critical to understanding our historical consolidated financial statements and that we believe will be critical to understanding our consolidated financial statements subsequent to this offering.

Inventory

Inventory consists of coal that has been completely uncovered or that has been removed from the pit and stockpiled for crushing, washing or shipment to customers. Inventory also consists of supplies, primarily spare parts and fuel. Inventory is valued at the lower of average cost or market. The cost of coal inventory includes labor, equipment operating expenses and certain transportation and operating overhead. The stripping costs incurred in the production phase of a mine are variable production costs included in the costs of the inventory produced during the period that the stripping costs were incurred.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Expenditures that extend the useful lives of existing plant and equipment are capitalized. Maintenance and repairs that do not extend the useful life or increase productivity are charged to operating expense as incurred. Plant and equipment are depreciated principally on the straight-line method over the estimated useful lives of the assets based on the following schedule:

Buildings and tipple	25 — 39 years
Machinery and equipment	7 — 12 years
Vehicles	5 — 7 years
Furniture and fixtures	3 — 7 years
Railroad siding	7 years

We acquire our reserves through purchases or leases of coal reserves. Coal reserves are recorded at fair value under purchase accounting at our formation date of August 24, 2007, or as part of the Phoenix Coal acquisition. We deplete our reserves using the units-of-production method, without residual value, on the basis of tonnage mined in relation to estimated recoverable tonnage. At December 31, 2009 and 2008, all of our reserves were attributed to mine complexes engaged in mining operations or leased to third parties. We believe that the carrying value of these reserves will be recovered. Residual surface values are classified as land and not depleted.

Exploration expenditures are charged to operating expense as incurred, including costs related to locating coal deposits and drilling and evaluation costs incurred to assess the economic viability of such deposits.

Costs incurred in areas outside the boundary of known coal deposits and areas with insufficient drilling spacing to qualify as proven and probable reserves are also expensed as exploration costs. Once management determines there is sufficient evidence that the expenditure will result in the future economic benefit to the Partnership, the costs are capitalized as mine development costs. Capitalization of mine development costs continues until more than a de minimis amount of saleable coal is extracted from the mine. Amortization of these mine development costs is then initiated using the units-of-production method based upon the estimated recoverable tonnage.

Advance Royalties

A substantial portion of our reserves are leased. Advance royalties are advance payments made to lessors under terms of mineral lease agreements that are recoupable through a reduction in royalties payable on future production. Amortization of leased coal interests is computed using the units-of-production method over estimated recoverable tonnage.

Long-Lived Assets

We follow authoritative guidance that requires projected future cash flows from use and disposition of assets to be compared with the carrying amounts of those assets when impairment indicators are present. When the sum of projected cash flows is less than the carrying amount, impairment losses are indicated. If the fair value of the assets is less than the carrying amount of the assets, an impairment loss is recognized. In determining such impairment losses, discounted cash flows or asset appraisals are utilized to determine the fair value of the assets being evaluated. Also, in certain situations, expected mine lives are shortened because of changes to planned operations. When that occurs and it is determined that the mine’s underlying costs are not recoverable in the future, reclamation and mine closure obligations are accelerated. To the extent it is determined that an asset’s carrying value will not be recoverable during a shorter mine life, the asset is written down to its recoverable value. No impairment triggers occurred and therefore no impairment losses were recognized during any of the years or periods presented.

Identifiable Intangible Assets

Identifiable intangible assets are recorded in other assets in the accompanying consolidated balance sheets. We capitalize costs incurred in connection with borrowings or the establishment of credit facilities. These costs are amortized as an adjustment to interest expense over the life of the borrowing or term of the credit facility using the interest method.

We also have recorded intangible assets and liabilities at fair value associated with certain customer relationships and below-market coal sales contracts, respectively. These balances arose from the use of purchase accounting for business combinations and so the assets and liabilities were adjusted to fair value. These intangible assets are being amortized over their expected useful lives.

Asset Retirement Obligation

Our asset retirement obligations, or AROs, arise from the SMCRA and similar state statutes, which require that mine property be restored in accordance with specified standards and an approved reclamation plan. Our AROs are recorded initially at fair value. It has been our practice, and we anticipate that it will continue to be our practice, to perform a substantial portion of the reclamation work using internal resources. Hence, the estimated costs used in determining the carrying amount of our AROs may exceed the amounts that are eventually paid for reclamation costs if the reclamation work was performed using internal resources.

To determine the fair value of our AROs, we calculate on a mine by mine basis the present value of estimated reclamation cash flows. This process requires us to estimate the current disturbed acreage subject to reclamation, estimates of future reclamation costs and assumptions regarding the mine’s productivity. These cash flows are discounted at the credit-adjusted, risk free interest rate based on U.S. Treasury bonds with a maturity similar to the expected lives of our mines.

When the liability is initially recorded for the costs to open a new mine site, the offset is recorded to the producing mine asset. Over time, the ARO liability is accreted to its present value, and the capitalized cost is depreciated over the units-of-production for the related mine. The liability is also increased as additional land is disturbed during the mining process. The timeline between digging the mining pit and extracting the coal is relatively short; therefore, much of the liability created for active mining is expensed within a month or so of establishment because the related coal has been extracted. If the assumptions used to estimate the ARO do not materialize as expected or regulatory changes occur, reclamation costs or obligations to perform reclamation and mine closure activities could be materially different than currently estimated. We review our entire reclamation liability at least annually and make necessary adjustments for permit changes as granted by state authorities, additional costs resulting from revisions to cost estimates and the quantity of disturbed acreage during the current year.

Income Taxes

As a limited partnership, we are not a taxable entity for federal or state income tax purposes; the tax effect of our activities passes through to our unitholders. Therefore, no provision or liability for federal or state income taxes is included in our financial statements. Net income for financial statement purposes may differ significantly from taxable income reportable to our unitholders as a result of timing or permanent differences between financial reporting under GAAP and the regulations promulgated by the IRS.

Revenue Recognition

Revenue from coal sales is recognized and recorded when shipment or delivery to the customer has occurred, prices are fixed or determinable and the title or risk of loss has passed in accordance with the terms of the sales contract. Under the typical terms of these contracts, risk of loss transfers to the customers at the mine or port when the coal is loaded on the rail, barge or truck.

Freight and handling costs paid to third-party carriers and invoiced to customers are recorded as cost of transportation and transportation revenue, respectively.

Royalty and non-coal revenue consists of coal royalty income, service fees for providing land-fill earth moving services, commissions that we receive from a third party who sells limestone that we recover during our coal mining process, service fees for operating a coal unloading facility for a third party and fees that we receive for trucking ash for two municipal utility customers. Revenues are recognized when earned, or when the services are performed. Royalty revenue relates to the overriding royalty we receive on our underground coal reserves that we sublease to a third party mining company. By June 2008, our sublessee had completed the installation of its processing infrastructure and began to sell its coal production to other third parties.

Coal Sales Contracts

Our below-market coal sales contracts that were acquired through the Phoenix Coal acquisition and in connection with our acquisition of Oxford Mining Company in 2007 are contracts for which the prevailing market price was in excess of the contract price. The fair value was based on discounted cash flows resulting from the difference between the below-market contract price and the prevailing market price at the date of acquisition. The difference between the below-market contracts’ cash flows and the cash flows at the prevailing market price is amortized into coal sales on the basis of tons shipped over the term of the respective contract.

Unit-Based Compensation

We account for unit-based awards in accordance with applicable guidance, which establishes standards of accounting for transactions in which an entity exchanges its equity instruments for goods or services. Unit-based compensation expense is recorded based upon the fair value of the award at the grant date. Such costs are recognized as expense on a straight-line basis over the corresponding vesting period. The fair value of our LTIP units is determined based on the sale price of our limited partner units in arm’s length transactions. The unit price fair value was increased in September 2009 in connection with the Phoenix Coal acquisition where additional units were purchased by C&T Coal and AIM Oxford disproportionately to their respective ownership interests to help fund the acquisition. This resulted in C&T Coal’s previous ownership interest being diluted. We verified the reasonableness of the new valuation of our units using traditional valuation techniques for publicly traded partnerships.

New Accounting Standards Issued and Adopted

In June 2009, the FASB issued a new standard establishing the FASB Accounting Standards Codification (“Codification”) as the sole source of authoritative generally accepted accounting principles. The Codification reorganized existing U.S. accounting and reporting standards issued by the FASB and other related private sector standard setters into a single source of authoritative accounting principles arranged by topic. The Codification supersedes all existing U.S. accounting standards; all other accounting literature not included in the Codification (other than SEC guidance for publicly traded companies) is considered non-authoritative. This standard is effective for interim and annual reporting periods ending after September 15, 2009. The Codification does not change existing GAAP.

In September 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-06, Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities. This update addresses the need for additional implementation guidance on accounting for uncertainty in income taxes for all entities. The update clarifies that an entity’s tax status as a pass through or tax-exempt not-for-profit entity is a tax position subject to recognition requirements of the standard and therefore must use the recognition and measurement guidance when assessing their tax positions. The ASU 2009-06 updates are effective for interim and annual periods ending after September 15, 2009. The adoption of the guidance in ASU 2009-06 during the third quarter of 2009 did not have a material impact on our consolidated financial statements.

In May 2009, the FASB issued new guidance for accounting for subsequent events that established the accounting for and disclosure of events that occur subsequent to the balance sheet date but before financial statements are issued or are available to be issued. The standard provides guidance on management’s assessment of subsequent events and incorporates this guidance into accounting literature. The standard is effective prospectively for interim and annual periods ending after June 15, 2009. We adopted this standard for the year ended December 31, 2009 and the adoption did not impact our consolidated financial statements.

In December 2007, the FASB issued revised guidance on business combinations. This new guidance establishes principles and requirements for the acquirer of a business to recognize and measure in its financial statements. This amendment applies to all business combinations and establishes guidance for recognizing and measuring identifiable assets, liabilities, noncontrolling interests in the acquiree and goodwill. Most of these items are recognized at their full fair value on the acquisition date, including acquisitions where the acquirer obtains control but less than 100% ownership in the acquiree. The amendment also requires expensing acquisition-related costs as incurred and establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. This guidance is effective for business combinations with an acquisition date in fiscal years beginning after December 15, 2008. We have recorded the acquisition of the surface coal mining assets of Phoenix Coal dated September 30, 2009 under this revised guidance. The impact of adoption was to expense $379,000 of previously capitalized acquisition costs as of January 1, 2009.

In December 2007, the FASB issued new guidance on the accounting for noncontrolling ownership interests in a subsidiary and for the deconsolidation of a subsidiary. The guidance requires that noncontrolling ownership interests in consolidated subsidiaries be presented in the consolidated balance sheet within partners’ capital as a separate component from the parent’s equity as opposed to mezzanine equity. Consolidated net income will now be disclosed as the amount attributable to both the parent and the noncontrolling interests. The guidance also provides for changes in the parent’s ownership interest in a subsidiary, including transactions where control is retained and where control is relinquished; it also requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. This guidance requires retrospective application to all periods presented, as included in our consolidated financial statements.

New Accounting Standards Issued and Not Yet Adopted

In August 2009, the FASB issued ASU 2009-05, Measuring Liabilities at Fair Value. The amendment provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the alternative valuation methods outlined in the guidance. It also clarifies that restrictions preventing the transfer of a liability should not be considered as a separate input or adjustment in the measurement of its fair value. This amendment was effective as of the beginning of interim and annual reporting periods that begin after August 27, 2009. The adoption of this guidance did not impact our consolidated financial statements.

In June 2009, the FASB amended guidance for the consolidation of a variable interest entity (“VIE”). This guidance updated the determination of whether an enterprise is the primary beneficiary of a VIE, and is, therefore, required to consolidate an entity, by requiring a qualitative analysis rather than a quantitative analysis. This standard also requires continuous reassessments of whether an enterprise is the primary beneficiary of a VIE. Previously, reconsideration was required only when specific events had occurred. This guidance also requires enhanced disclosure about an enterprise’s involvement with a VIE. The provisions of these updates are effective as of the beginning of interim and annual reporting periods that begin after November 15, 2009. We do not believe that this standard will have a material impact on our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

We define market risk as the risk of economic loss as a consequence of the adverse movement of market rates and prices. We believe our principal market risks are commodity price risks and interest rate risk.

Commodity Price Risk

Historically, we have principally managed the commodity price risks from our coal sales through the use of long-term coal sales contracts of varying terms and durations, rather than through the use of derivative instruments. Please read “— Factors that Impact our Business” for more information about our long-term coal sales contracts.

We believe that the price risk associated with diesel fuel is significant because of possible price volatility. Taking into account full or partial diesel fuel cost pass through provisions in our long-term coal sales contracts and our fixed price forward contracts for delivery of diesel fuel, we estimate that a hypothetical increase of $0.10 per gallon for diesel fuel would have reduced net income attributable to our unitholders by $0.2 million for the year ended December 31, 2009 and by $0.1 million for the first quarter of 2010.

Interest Rate Risk

We have exposure to changes in interest rates on our indebtedness associated with our credit facility. On September 11, 2009, we entered into an interest rate cap agreement to hedge our exposure to rising interest rates during 2010. This agreement, which has an effective date of January 4, 2010 and a notional amount of $50.0 million, provides for a LIBOR interest rate cap of 2.0% using three-month LIBOR. LIBOR was 0.268% as of March 31, 2010. We paid a fixed fee of $85,000 for this agreement which has quarterly settlement dates and matures on December 31, 2010. At December 31, 2009 and March 31, 2010, the value of the interest rate cap was $34,000 and $1,000, respectively. These values are recorded in other assets and the mark-to-market decreases in value of $51,000 and $33,000 are recorded to interest expense in our consolidated statements of operations for the year ended December 31, 2009 and the first quarter of 2010, respectively.

A hypothetical increase or decrease in interest rates by 1.0% would have changed our interest expense by $0.3 million for the year ended December 31, 2009, which reflects the impact of an interest rate swap that terminated in August 2009, and by $0.1 million for the first quarter of 2010.

Seasonality

Our business has historically experienced only limited variability in its results due to the effect of seasons. Demand for coal-fired power can increase due to unusually hot or cold weather as power consumers use more air conditioning or heating. Conversely, mild weather can result in softer demand for our coal. Adverse weather conditions, such as blizzards or floods, can impact our ability to mine and ship our coal and our customers’ ability to take delivery of coal.

THE COAL INDUSTRY

Introduction

Coal is an abundant natural resource that is used primarily as an efficient and affordable fuel for the generation of electric power. According to the most recent estimate of the EIA, there are approximately 929.3 billion tons of worldwide recoverable coal reserves. Approximately 262.7 billion tons, or 28.3%, of those reserves are located in the United States, more than in any other country. U.S. coal reserves represent over 200 years of domestic supply based on current production rates. Coal is also the most abundant domestic fossil fuel, accounting for approximately 94.0% of the nation’s fossil energy reserves.

Coal is ranked by heat content, with bituminous, sub-bituminous and lignite coal representing the highest to lowest heat ranking, respectively. Coal is also categorized as either steam coal or metallurgical coal. Steam coal is used by utilities and independent power producers to generate electricity and metallurgical coal is used by steel companies to produce metallurgical coke for use in blast furnaces. Steam coal comprises the vast majority of total coal resources, accounting for approximately 87.0% and 95.0% of the total global and U.S. coal production, respectively. Please read “— Special Note Regarding the EIA’s Market Data and Projections” below.

Industry Trends

Coal consumption and production in the United States have been driven in recent periods by several market dynamics and trends. The recent global economic downturn has negatively impacted coal demand in the short-term, but long-term projections for coal demand remain positive. These market dynamics and trends include the following:

•	Favorable long-term outlook for U.S. steam coal market. Although domestic coal consumption declined in 2009 due to the global economic downturn, the EIA forecasts that domestic coal consumption will increase by 14.4% through 2015 and by 32.2% through 2035, primarily due to the projected continued growth in coal-fired electric power generation demand. The EIA also forecasts that coal-fired electric power generation will increase by 13.0% through 2015 and by 27.0% through 2035, with coal remaining the dominant fuel source in the future.

•	Increasing demand for coal produced in Northern Appalachia and the Illinois Basin. Coal production in Northern Appalachia and, to a greater extent the Illinois Basin began to decline after the adoption of the CAAA, which among other things, limited sulfur dioxide emissions from coal-fired electric power plants. According to the EIA, coal production in Northern Appalachia and the Illinois Basin is expected to grow by 29.2% and 33.1%, respectively, through 2015 and by 35.7% and 42.8%, respectively, through 2035. We believe that this projected increase will be driven by a combination of the continued decline in coal production in Central Appalachia and the new scrubber installations at coal-fired power plants in our primary market area. According to public announcements, approximately 18,400 megawatts of additional scrubbed generating capacity are expected to come online in our primary market area by 2017, including 4,800 megawatts in Ohio in the next three years.

•	Decline in coal production in Central Appalachia. Although Central Appalachia is currently the nation’s second largest coal production area after the PRB, the EIA forecasts that coal production in Central Appalachia will decline by 34.5% through 2015 and by 54.1% through 2035. This decline will be offset by production from other U.S. regions, including Northern Appalachia and the Illinois Basin. The combination of reserve depletion and increasing regulatory enforcement, mining costs and geologic complexity in Central Appalachia is expected to lead to substantial production declines over the long term.

•	Expected near-term increases in international demand for U.S. coal exports. Although down from the previous year, U.S. exports began to increase in the second half of 2009, supported by recovering global economies and continued rapid growth in electric power generation and steel production capacity in Asia, particularly in China and India. In addition, traditional coal exporting countries such as Australia, Indonesia, Colombia and South Africa have been unable to increase exports rapidly enough for a variety of reasons, including geologic and logistical issues and increased domestic consumption. Furthermore, increased international demand for higher priced metallurgical coal has resulted in certain coal from Central Appalachia and Northern Appalachia, which can serve as either metallurgical or steam coal, being drawn into the metallurgical coal export market, which further reduces supplies of steam coal from this region for domestic consumption. Because of these trends, the United States is expected to continue to be an increasingly important swing supplier of coal to the global marketplace in the near term.

•	Development of new coal-related technologies will lead to increased demand for coal. The EIA projects that new coal-to-liquids plants will account for 32 million tons of annual coal demand in ten years with that amount more than doubling to 68 million tons by 2035. In addition, through the ARRA the federal government has targeted over $1.5 billion to CCS research and another $800 million for the Clean Coal Power Initiative, a ten-year program supporting commercial application of CCS technology.

•	Increasingly stringent air quality legislation will continue to impact the demand for coal. A series of more stringent requirements related to particulate matter, ozone, mercury, sulfur dioxide, nitrogen oxides, carbon dioxide and other air emissions have been proposed or enacted by federal or state regulatory authorities in recent years. Considerable uncertainty is associated with these air quality regulations, some of which have been the subject of legal challenges in courts, and the actual timing of implementation remains uncertain. However, we believe that it is likely that additional air quality regulations ultimately will be adopted in some form at the federal or state level. While it is currently not possible to determine the impact of any such regulatory initiatives on future demand for coal, it may be materially adverse. See “Risk Factors — Risks Related to Our Business — Existing and future regulatory requirements relating to sulfur dioxide and other air emissions could affect our customers and could reduce the demand for the high-sulfur coal we produce and cause coal prices and sales of our high-sulfur coal to decline materially.”

Coal Consumption and Demand

The majority of coal consumed in the United States is used to generate electricity, with the balance used by a variety of industrial users to heat and power foundries, cement plants, paper mills, chemical plants and other manufacturing and processing facilities. Metallurgical coal is predominately consumed in the production of metallurgical coke used in steelmaking blast furnaces. In 2009, coal-fired power plants produced approximately 45.0% of all electric power generation, more than natural gas and nuclear, the two next largest domestic fuel sources, combined. Steam coal used by utilities and independent power producers to generate electricity, accounted for 92.0% of total coal consumption in 2009.

In 2009, total coal consumption in the United States decreased by approximately 11.0% from 2008 levels, reflecting the effects of the economic recession. The drop in coal consumption was driven primarily by the reduction in electric power demand and the steep decline in natural gas prices that encouraged coal to natural gas switching among electric utilities. The decreased electric power demand was particularly apparent in the industrial sector where demand fell by an estimated 10.4% in 2009. Unusually cool summer temperatures in some areas of the country where coal is the predominant source of electric power generation also resulted in lower coal consumption.

Going forward, the EIA forecasts that total U.S. coal consumption will increase in 2010 by over 3.0% due to anticipated increases in electricity demand resulting from increased economic activity and higher natural gas prices. In addition, over the long term, the EIA forecasts in its 2010 reference case that total coal consumption will grow by 14.0% through 2015 and 32.0% through 2035, primarily due to gradual increases in coal-fired electric power generation and the introduction of coal-to-liquids plants.

The following table sets forth actual coal consumption for 2008, estimated consumption for 2009 and 2010 and the EIA’s projected coal consumption by sector through 2035 for the periods indicated.

U.S. Coal Consumption by Sector
(tons in millions)

					Total		Total
	Actual	Estimate	Estimate	Forecast	Growth	Forecast	Growth
	2008	2009	2010	2015	2009-2015	2035	2009-2035

Electric Power	1,042	934	961	1,044	11.7%	1,183	26.7%
Other Industrial	54	44	43	54	19.1%	51	14.6%
Coke Plants	22	16	22	20	28.2%	14	(10.3)%
Residential/ Commercial	4	3	3	3	—%	3	—%
Coal-to-Liquids	—	—	—	20	n/m	68	n/m

Total U.S. Consumption	1,122	997	1,029	1,141	14.4%	1,319	32.2%

Source: EIA.

In the United States, the reliance on coal-fired generation is attributable to the abundance and low cost of coal. According to the EIA, coal is expected to remain the dominant energy source for electric power generation for the foreseeable future.

U.S. Scrubber Market

The CAAA imposed increasingly stringent regulations regarding the emissions of sulfur dioxide and nitrogen oxides. In response to these regulations, emission control technologies such as flue gas desulfurizers, also known as scrubbers, were developed to reduce emissions of sulfur dioxide. The use of scrubbers has addressed a wide array of technological and economic challenges and has become the predominant sulfur dioxide emissions control technology used by U.S. coal-fired power plants. Scrubbers have the additional benefit of being able to reduce mercury emissions. This widespread installation of scrubbers is expected to significantly increase demand for higher sulfur coal, particularly in our primary market area.

Nationwide, there are currently over 141,500 megawatts of scrubbed electric generating capacity, including 18,900 megawatts that were added in 2009. According to public announcements, we expect 76,200 megawatts of additional scrubbed electric generating capacity to be added by 2017. Currently, in our primary market area there are over 54,500 megawatts of scrubbed electric generating capacity. According to public announcements, we expect approximately 18,400 megawatts of additional scrubbed electric generating capacity in our primary market area to come online by 2017, including 4,800 megawatts in Ohio in the next three years. This additional scrubbed capacity represents approximately 24.0% of the total scrubbed capacity to be added nationwide during that period.

The following map of the United States shows coal-fired power plants with existing or announced scrubbers:

Plants With Existing and Announced Scrubbers

Coal Consumption in Our Primary Market Area

Coal is the dominant fuel source for electric power generation in our primary market area and is expected to remain so for the foreseeable future. As shown in the table below, 69.1% of the electricity in our market area is generated by coal-fired power plants as compared to 38.2% for the rest of the United States. In addition, approximately 27.7% of coal consumption nationwide is burned by coal-fired power plants in our primary market area.

2009 Coal-Fired Electricity Generation

	Total
	Electricity	Coal-Fired Electricity
	Generation	Generation
	GWh	GWh	% of total

Ohio	135,949	113,824	83.7%
Indiana	116,668	108,591	93.1%
Pennsylvania	218,377	104,927	48.0%
Illinois	193,214	90,949	47.1%
Kentucky	90,988	84,380	92.7%
West Virginia	70,774	68,136	96.3%
Total — Our Primary Market Area	825,970	570,807	69.1%
Total — United States (excluding our Primary Market Area)	3,125,137	1,193,679	38.2%
Total — United States	3,951,107	1,764,486	44.7%

Source: EIA.

U.S. Coal Production

Estimated total U.S. coal production in 2009 was 1.1 billion tons, a decrease of 7.7% from 2008. This decrease is due to the global economic downturn, which significantly reduced domestic demand for coal-fired electric power and led to a decline in exports. The EIA has forecasted a 6.7% increase in coal production through 2015 and an 18.7% increase through to 2035.

The following table sets forth historical and forecasted production statistics in each of the major U.S. coal producing regions for the periods indicated based on the EIA’s data and projections.

U.S. Coal Production

Source: EIA.

Coal Producing Regions

Coal is mined in half of the states in the United States, but domestic coal production is primarily attributed to one of three coal producing regions: Appalachia, the Interior and the Western region. Within those three regions, the major producing centers are Northern and Central Appalachia, the Illinois Basin in the Interior region and the PRB in the Western region. The type, quality and characteristics of coal vary by, and within each, region.

Northern Appalachia.  Northern Appalachia includes Ohio, Pennsylvania, Maryland and northern West Virginia. The area includes reserves of bituminous coal with mid-to-high heat content (generally ranging from 10,300 to 13,000 Btu/lb) and mid-to-high sulfur content (typically ranging from 1.0% to 4.0%). Coal produced in Northern Appalachia is marketed primarily to electric utilities, industrial consumers and the export market, with some metallurgical coal marketed to steelmakers. The widespread installation of scrubbers by electric utilities is expected to significantly increase demand for high-sulfur coal from Northern Appalachia, providing a positive outlook for the area.

Estimated coal production in Northern Appalachia for 2009 was 121.5 million tons, a decline of 10.5% from 2008. In 2010, the EIA forecasts that coal production in Northern Appalachia will increase slightly to 122.1 million tons. The EIA forecasts that coal production in Northern Appalachia will increase by 29.2% through 2015 and by 35.7% through 2035. The estimated average cash cost of coal sales per ton for thermal coal producers in Northern Appalachia for 2009 was $35.39.

Central Appalachia.  Central Appalachia includes eastern Kentucky, southern West Virginia, Virginia and northern Tennessee. The area includes reserves of bituminous coal with a high heat content (typically 12,000 Btu/lb or greater) and relatively low sulfur content (typically ranging from 0.5% to 1.5%). Coal produced in Central Appalachia is marketed primarily to electric utilities, with metallurgical coal marketed to steelmakers. The combination of reserve depletion and increasing regulatory enforcement, mining costs and geologic complexity in Central Appalachia is expected to lead to substantial production declines over the long term. In addition, the widespread installation of scrubbers is expected to enable higher sulfur coal from Northern Appalachia and the Illinois Basin to replace coal from Central Appalachia.

Estimated coal production in Central Appalachia for 2009 was 215.5 million tons, a decline of 8.0% from 2008. In 2010, the EIA estimates that production in Central Appalachia will decline by another 13.9%. The EIA forecasts that coal production in Central Appalachia will decline by 34.5% through 2015, causing total production in Central Appalachia to fall below forecasted production levels for Northern Appalachia. The EIA forecasts the coal production in Central Appalachia will decline by more than half through 2035. The estimated average cash cost of coal sales per ton for thermal coal producers in Central Appalachia for 2009 was $50.97.

The following map of the United States shows electric power plants that receive coal shipments from Central Appalachia:

CAPP Shipments of Coal to U.S. Power Plants

Illinois Basin.  The Illinois Basin includes western Kentucky, Illinois and Indiana. The area includes reserves of bituminous coal with a mid-level heat content (typically ranging from 10,100 to 12,600 Btu/lb) and mid-to-high sulfur content (typically ranging from 1.0% to 4.3%). Illinois Basin coal also can have high ash and chlorine content. Most of the coal produced in the Illinois Basin is used to produce electricity, with small amounts used in industrial applications. The EIA forecasts that production of high sulfur coal in the Illinois Basin, which has trended down since the early 1990s when many coal-fired plants switched to lower sulfur coal to reduce sulfur dioxide emissions after the passage of the CAAA, will rebound as existing coal-fired capacity is retrofitted with scrubbers and new coal-fired capacity with scrubbers is added. In addition, planned coal-to-liquids facilities, which are backed by state support and incentives and are indifferent to the sulfur content of coal, are poised to become substantial new consumers of Illinois Basin coal.

Estimated coal production in the Illinois Basin was 93.4 million tons for 2009, a decrease of 5.9% from 2008. In 2010, the EIA forecasts that coal production in the Illinois Basin will increase slightly to 94.5 million tons. The EIA forecasts that coal production in the Illinois Basin will increase by 33.1% through 2015 and by

42.8% through 2035. The estimated average cash cost of coal sales per ton for thermal coal producers in the Illinois Basin for 2009 was $30.85.

Powder River Basin.  The PRB is located in Wyoming and Montana. In terms of production, the PRB is the dominant coal producing region in the world, with its coal-seam geology allowing for high volume, low cost surface mining. The PRB produces sub-bituminous coal with low sulfur content (typically ranging from 0.2% to 0.9%) and low level heat content (typically ranging from 8,000 to 9,500 Btu). After strong growth in production over the past 20 years, growth in demand for PRB coal is expected to moderate in the future due to the slowing demand for low sulfur, low Btu coal as scrubbers proliferate and concerns about increases in rail transportation rates and rising operating costs grow.

Estimated coal production in the PRB was 417.7 million tons for 2009, a decrease of 7.5% from 2008. In 2010, the EIA forecasts that coal production in the PRB will increase to 434.9 million tons. The EIA forecasts that coal production in the PRB will increase by 12.6% through 2015 and by 31.9% through 2035.

Coal Imports and Exports

Almost all of the coal consumed in the United States is produced from domestic sources. Coal imports represent a small portion of domestic coal consumption, averaging only about 2% of total U.S. coal consumption. Coal is imported into the United States primarily from Colombia, Indonesia and Venezuela. Imported coal generally serves coastal states along the Gulf of Mexico and the eastern seaboard. We do not expect U.S. coal imports to increase significantly in the near term due to rising demand in Asia and infrastructure limitations in the United States.

Although down from the previous year, U.S. exports began to increase in the second half of 2009, supported by recovering global economies and continued rapid growth in electric power generation and steel production capacity in Asia, particularly in China and India. In addition, traditional coal exporting countries such as Australia, Indonesia, Colombia and South Africa have been unable to increase exports rapidly enough for a variety of reasons, including geologic and logistical issues and increased domestic consumption. Furthermore, increased international demand for higher priced metallurgical coal has resulted in certain coal from Central Appalachia and Northern Appalachia, which can serve as either metallurgical or steam coal, being drawn into the metallurgical coal export market, which further reduces supplies of steam coal from this region for domestic consumption. Because of these trends, the United States is expected to continue to be an increasingly important swing supplier of coal to the global marketplace in the near term.

Coal Mining Methods

Coal is mined using two primary methods, underground mining and surface mining.

Surface Mining

Surface mining is generally used when coal is found relatively close to the surface, when multiple seams in close vertical proximity are being mined or when conditions otherwise warrant. Surface mining involves removing the overburden (earth and rock covering the coal) with heavy earth moving equipment and explosives, loading out the coal, replacing the overburden and topsoil after the coal has been excavated and reestablishing vegetation and plant life. There are four primary surface mining methods in use in Northern Appalachia and the Illinois Basin: area, contour, auger and highwall.

•	Area Mining. Area mining removes coal from broad areas where the land is relatively flat. An initial cut of overburden is removed and placed in a location that will facilitate final reclamation. After the coal is removed from the initial cut, a second cut of overburden is removed and placed in the initial cut, exposing the coal for removal in the second mine cut. This process is repeated until the mining cuts have advanced through the reserve area.

•	Contour Mining. Contour mining removes coal from more hilly terrain. Contour mining is characterized by mine cuts that follow the contour of the hill and are generally smaller than the mine cuts common in area mining. A wedge of overburden is removed along the coal outcrop on the side of a hill, forming a bench at the level of the coal. After the coal is removed, overburden from subsequent mine cuts is placed back on the bench to return the hill to its natural slope.

•	Auger Mining. Auger mining recovers coal that is uneconomic to mine by the area and contour mining methods due to the large amount of overburden overlying the coal. The auger is placed at the exposed coal face and bores into the coal seam. Pillars of undisturbed coal are left in place to support the overlying overburden.

•	Highwall Mining. Highwall mining is similar to auger mining. A highwall miner consists of a launch vehicle, push beams and a continuous miner head. This system utilizes the continuous miner to cut into the exposed coal face. The push beams contain augers or conveyor belts that transport the coal back to the launch vehicle as the continuous miner advances. The launch vehicle applies hydraulic pressure on the push beams to push the continuous miner against the face as it advances into the coal seam. As in the auger mining method, pillars of undisturbed coal are left in place to support the overburden. Both the auger and highwall mining methods allow recovery of coal that would otherwise have been lost due to the depth of the coal seam below the surface.

Surface mining produces the majority of U.S. coal output, accounting for nearly 70% of U.S. production in 2009, with large surface mines (mines producing greater than 10 million tons per annum) contributing over 40% of the total. Productivity for surface mines in the eastern United States in 2009 averaged 3.64 tons per employee per hour.

Underground Mining

Underground mining is generally used when the coal seam is too deep to permit surface mining. There are two principal underground mining methods: room and pillar and longwall.

•	Room and Pillar Mining. In room and pillar mining, rooms are cut into the coal bed leaving a series of pillars, or columns of coal, to help support the mine roof and control the flow of air. Continuous mining equipment is used to cut the coal from the mining face. The room and pillar method is often used to mine smaller coal blocks or thin seams.

•	Longwall Mining. The other underground mining method commonly used in the United States is the longwall mining method. In longwall mining, a rotating drum is trammed mechanically across the face of coal, and a hydraulic system supports the roof of the mine while it advances through the coal. Chain conveyors then move the loosened coal to an underground mine conveyor system for delivery to the surface.

Productivity for underground mines in the eastern United States in 2009 averaged 3.02 tons per employee per hour.

Coal Quality Characteristics

Coal quality is differentiated primarily by its heat content as measured in British thermal units per pound (Btu/lb). In general, coal with low moisture and ash content has high heat content. Coal with higher heat content commands higher prices because less coal is needed to generate a given quantity of electric power.

Coal quality is also differentiated by sulfur content. When coal is burned sulfur dioxide and other air emissions are released. Sub-bituminous coal (e.g., PRB coal) typically has lower sulfur content than bituminous coal. Coal in southern West Virginia, eastern Kentucky, Colorado and Utah, however, also generally has low sulfur content. A coal’s sulfur content can be further classified as compliance or non-compliance. Compliance coal is a term used in the United States to describe coal that, when burned, emits less than 1.2 lbs of sulfur dioxide per million Btu and complies with the requirements of the CAAA without the use of scrubbers. The primary reserves of compliance coal are found in both the PRB and Central Appalachia.

High sulfur coal can be burned in electric utility plants equipped with sulfur-reduction technology, such as scrubbers, which can reduce sulfur dioxide emissions by more than 90%. Plants without scrubbers can burn high sulfur coal by blending it with lower sulfur coal, or by purchasing emission allowances on the open market.

Coal ash and chlorine content also can influence the marketability of a particular coal. Ash is the inorganic residue remaining after the combustion of coal. As with sulfur content, ash content varies from seam to seam. Ash content is also an important characteristic of coal because electric generating plants must handle and dispose of ash following combustion. The chlorine content of coal is important to generating station operators since high levels can adversely impact boiler performance directly by both high and low temperature corrosion and indirectly by reacting with other coal impurities to cause ash fouling. Coal found in the central Illinois Basin (primarily within the state of Illinois) typically exhibits higher chlorine concentrations than the coal found in western Kentucky and Indiana.

Transportation

The U.S. coal industry is dependent on the availability of a consistent and responsive transportation network connecting the various supply regions to the domestic and international markets. Railroads and barges comprise the foundation of the domestic coal distribution system, collectively handling about three-quarters of all coal shipments. Truck and conveyor systems typically move coal over shorter distances.

Although the purchaser typically pays the freight, transportation costs are still important to coal mining companies because the purchaser may choose a supplier largely based on the total delivered cost of coal, which includes the cost of transportation. Coal used for domestic consumption is generally sold free-on-board at the mine, or FOB mine, which means the purchaser normally bears the transportation costs. Transportation can be a large component of a purchaser’s total cost.

While coal can sometimes be moved by one transportation method to market, it is common for two or more modes to be used to ship coal (i.e., inter-modal movements). The method of transportation and the delivery distance greatly impact the total cost of coal delivered to the consumer.

Special Note Regarding the EIA’s Market Data and Projections

Coal industry market data and projections referred to in this section and elsewhere in this prospectus and prepared by the EIA reflect statements of what might happen in the coal industry given the assumptions and methodologies used by the EIA. Industry projections of the EIA are subject to numerous assumptions and methodologies chosen by the EIA. In addition, these projections assume that the laws and regulations in effect at the time of the projections remain unchanged and that no pending or proposed federal or state carbon emissions legislation has been enacted and that additional coal-fired power plants will be built during the period. Therefore, the EIA’s projections do not take into account potential regulation of greenhouse gas emissions pursuant to proposed or future U.S. treaty obligations, statutory or regulatory changes under the Clean Air Act, or federal or additional state adoption of a greenhouse gas regulatory scheme or reductions in greenhouse gas emissions mandated by courts or through other legally enforceable mechanisms. The EIA’s projections with respect to the demand for coal may not be met, absent other factors, if comprehensive carbon emissions legislation is enacted. In addition, these projections may assume certain general economic conditions or industry conditions and commodity prices for alternative energy sources at the time of the projection that may or may not reflect actual economic or industry conditions during the forecast period, including with respect to planned and unplanned additional electricity generating capacity. The economic conditions accounted for in the EIA’s industry projections reflect existing and projected economic conditions at the time the projections were made and do not necessarily reflect current economic conditions or any subsequent deterioration of economic conditions. Actual results may differ from those results projected by the EIA, including projections related to the demand for additional electricity generating capacity, because of changes in economic conditions, laws or regulations, pricing for other energy sources, unanticipated production cuts, or because of other factors not anticipated in the EIA’s projections.

BUSINESS

Overview

We are a low cost producer of high value steam coal, and we are the largest producer of surface mined coal in Ohio. We focus on acquiring steam coal reserves that we can efficiently mine with our modern, large scale equipment. Our reserves and operations are strategically located in Northern Appalachia and the Illinois Basin to serve our primary market area of Illinois, Indiana, Kentucky, Ohio, Pennsylvania and West Virginia. We market our coal primarily to large utilities with coal-fired, base-load scrubbed power plants under long-term coal sales contracts. We believe that we will experience increased demand for our high-sulfur coal from power plants that have or will install scrubbers. Currently, there is over 54,500 megawatts of scrubbed base-load electric generating capacity in our primary market area and plans have been announced to add over 18,400 megawatts of additional scrubbed capacity by the end of 2017. We also believe that we will experience increased demand for our coal from power plants that use coal from Central Appalachia as production in that region continues to decline.

We currently have 17 active surface mines that are managed as eight mining complexes. During the first quarter of 2010, our largest mine represented 12.6% of our coal production. This diversity reduces the risk that operational issues at any one mine will have a material impact on our business or our results of operations. Consistent coal quality across many of our mines and the mobility of our equipment fleet allows us to reliably serve our customers from multiple mining complexes while optimizing our mining plan. Our operations also include two river terminals, strategically located in eastern Ohio and western Kentucky, that further enhance our ability to supply coal to our customers with river access from multiple mines.

During 2009 and the first quarter of 2010, we produced 5.8 million tons and 1.8 million tons of coal, respectively. During each of the last two quarters, we produced 0.4 million tons of coal from the reserves we acquired in western Kentucky from Phoenix Coal on September 30, 2009. Based on our coal production for the first quarter of 2010, our annualized coal production for 2010 would be 7.2 million tons. During 2009 and the first quarter of 2010, we sold 6.3 million tons and 2.0 million tons of coal, respectively, including 0.5 million tons and 0.3 million tons of purchased coal, respectively. We currently have long-term coal sales contracts in place for 2010, 2011, 2012 and 2013 that represent 97.6%, 101.5%, 81.0% and 50.7%, respectively, of our 2010 estimated coal sales of 8.2 million tons. Members of our senior management team have long-standing relationships within our industry, and we believe those relationships will allow us to continue to obtain long-term contracts for our coal production that will continue to provide us with a reliable and stable revenue base.

As of December 31, 2009, we controlled 91.6 million tons of proven and probable coal reserves, of which 68.6 million tons were associated with our surface mining operations and the remaining 23.0 million tons consisted of underground coal reserves that we have subleased to a third party in exchange for an overriding royalty. Historically, we have been successful at replacing the reserves depleted by our annual production and growing our reserve base by acquiring reserves with low operational, geologic and regulatory risks and that were located near our mining operations or that otherwise had the potential to serve our primary market area. Over the last five years, we have produced 23.3 million tons of coal and acquired 52.6 million tons of proven and probable coal reserves, including 24.6 million tons of coal reserves that we acquired in connection with the Phoenix Coal acquisition. We believe that our existing relationships with owners of large reserve blocks and our position as the largest producer of surface mined coal in Ohio will allow us to continue to acquire reserves in the future.

For the year ended December 31, 2009 and the first quarter of 2010, we generated revenues of approximately $293.8 million and $88.1 million, respectively, net income (loss) attributable to our unitholders of approximately $23.5 million and $(0.3) million, respectively, and Adjusted EBITDA of approximately $50.8 million and $10.0 million, respectively. Please read “Selected Historical and Pro Forma Consolidated Financial and Operating Data” for our definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income (loss) attributable to our unitholders. The following table summarizes our mining complexes, our coal production for the year ended December 31, 2009 and the first quarter of 2010 and our coal reserves as of December 31, 2009:

			As of December 31, 2009
	Production for	Production for	Total
	the Year Ended	the Quarter Ended	Proven &			Average	Average	Primary
	December 31,	March 31,	Probable	Proven	Probable	Heat	Sulfur	Transportation
Mining Complexes	2009	2010	Reserves(1)	Reserves(1)	Reserves(1)	Value	Content	Methods
		(in million tons)				(Btu/lb)	(%)

Surface Mining Operations:
Northern Appalachia (principally Ohio)
Cadiz	1.1	0.3	12.4	12.2	0.2	11,520	3.3	Barge, Rail
Tuscarawas County	0.9	0.3	8.8	8.8	0.0	11,570	3.7	Truck
Belmont County	1.3	0.3	6.6	6.3	0.3	11,510	3.7	Barge
Plainfield	0.5	0.1	6.4	6.4	0.0	11,350	4.4	Truck
New Lexington	0.6	0.1	4.9	4.0	0.9	11,260	4.0	Rail
Harrison(2)	0.7	0.2	2.8	2.8	0.0	12,040	1.8	Barge, Rail, Truck
Noble County	0.3	0.1	2.5	2.4	0.1	11,230	4.7	Barge, Truck
Illinois Basin (Kentucky)
Muhlenberg County	0.4 (3)	0.4	24.2	23.5	0.7	11,295	3.6	Barge, Truck

Total Surface Mining Operations	5.8	1.8	68.6	66.4	2.2

Underground Coal Reserves:
Northern Appalachia (Ohio)
Tusky(4)			23.0	18.6	4.4	12,900	2.1

Total Underground Coal Reserves			23.0	18.6	4.4

Total			91.6	85.0	6.6

(1)	Reported as recoverable coal reserves, which is the portion of the coal that could be economically and legally extracted or produced at the time of the reserve determination, taking into account mining recovery and preparation plant yield. For definitions of proven coal reserves, probable coal reserves and recoverable coal reserves, please read “— Coal Reserves.”

(2)	The Harrison mining complex is owned by Harrison Resources, our joint venture with CONSOL Energy. We own 51.0% of Harrison Resources and CONSOL Energy owns the remaining 49.0% through one of its subsidiaries. Because the results of operations of Harrison Resources are included in our consolidated financial statements for the year ended December 31, 2009 and the first quarter of 2010 as required by GAAP, coal production and proven and probable coal reserves attributable to the Harrison mining complex are presented on a gross basis assuming we owned 100.0% of Harrison Resources. Please read “— Mining Operations — Northern Appalachia — Harrison Mining Complex.”

(3)	Acquired from Phoenix Coal on September 30, 2009. As a result, production data for 2009 represents production from the date of acquisition through December 31, 2009.

(4)	Please read “— Coal Reserves — Underground Coal Reserves” for more information about our underground coal reserves at the Tusky mining complex, which we have subleased to a third party in exchange for an overriding royalty. We received royalty payments on 0.6 million tons and 0.1 million tons of coal produced from the Tusky mining complex during 2009 and the first quarter of 2010, respectively.

The following map shows the locations of our mining complexes and terminals and the locations of current and planned coal-fired power plants in our immediate market area.

Business Strategies

Our primary business objective is to maintain and, over time, increase our cash available for distribution by executing the following strategies:

•	Increasing coal sales to large utilities with coal-fired, base-load scrubbed power plants in our primary market area. In 2009, approximately 69% of the total electricity generated in our primary market area was generated by coal-fired power plants, compared to approximately 38% for the rest of the United States. We intend to continue to focus on marketing coal to large utilities with coal-fired, base-load scrubbed power plants in our primary market area of Illinois, Indiana, Kentucky, Ohio, Pennsylvania and West Virginia. We believe that we will experience increased demand for our high-sulfur coal from power plants that have or will install scrubbers. Currently, there is over 54,500 megawatts of scrubbed base-load electric generating capacity in our primary market area and plans have been announced to add over 18,400 megawatts of additional scrubbed capacity by the end of 2017. We also believe that we will experience increased demand for our coal from power plants that use coal from Central Appalachia as production in that region continues to decline.

•	Maximizing profitability by maintaining highly efficient, diverse and low cost surface mining operations. We intend to focus on lowering costs and improving the productivity of our operations. We utilize surface mining methods that allow us to leverage our large scale mobile equipment and experienced work force to minimize our mining costs while balancing our production with near-term coal sales commitments without incurring large start up costs. We believe our focus on efficient surface mining practices results in our cash costs being among the lowest of our peers in Northern Appalachia, which we believe will allow us to compete effectively, especially during periods of declining coal prices. We are in the process of implementing the same mining practices that we currently use in Ohio at the mines that we recently acquired as part of the Phoenix Coal acquisition. We currently have 17 active surface mines that are managed as eight mining complexes, with our largest mine comprising 12.6% of our coal production during the first quarter of 2010. This diversity and focus on reserves with low regulatory risks reduce the likelihood that operational or permitting issues at any one mine will have a material impact on our business or our results of operations.

•	Generating stable revenue by entering into long-term coal sales contracts. We intend to continue to enter into long-term coal sales contracts for substantially all of our annual coal production, which will reduce our exposure to fluctuations in the market prices. We believe our senior management’s longstanding relationships within our industry will allow us to continue to obtain long-term contracts for substantially all of our production. We believe our long-term coal sales contracts provide us with a reliable and stable revenue base, and we intend to seek cost pass through or inflation adjustment provisions in our long-term coal sales contracts to mitigate our exposure to rising costs.

•	Continuing to grow our reserve base and production capacity. We intend to continue to grow our reserve base by acquiring reserves with low operational, geologic and regulatory risks that we can mine economically and that are located near our mining operations or otherwise have the potential to serve our primary market area. We are focused primarily on acquisitions that are consistent with our target customer base in terms of location and coal quality. We believe this strategy will allow us to expand our presence in our primary market area, target new customers and increase our annual coal production. We believe that our existing relationships with owners of large reserve blocks and our position as the largest producer of surfaced mined coal in Ohio will allow us to acquire additional reserves in the future. We intend to continue to grow our production capacity by expanding our fleet of large scale equipment and opening new mines as our sales commitments increase over time. Please read “Cash Distribution Policy and Restrictions on Distributions — General — Our Ability to Grow is Dependent on Our Ability to Access External Expansion Capital” for additional details on how we intend to grow our reserve base and production capacity and the limitations we face in implementing this strategy.

Competitive Strengths

We believe the following competitive strengths will enable us to execute our business strategies successfully:

•	We have an attractive portfolio of long-term coal sales contracts. We believe our long-term coal sales contracts provide us with a reliable and stable revenue base. We currently have long-term coal sales contracts in place for 2010, 2011, 2012 and 2013 that represent 97.6%, 101.5%, 81.0% and 50.7%, respectively, of our 2010 estimated coal sales of 8.2 million tons. A majority of our estimated annual coal production for 2010 will be delivered to utilities that are investment grade. Our long-term coal sales contracts typically contain full or partial cost pass through or inflation adjustment provisions that provide some protection in rising operating cost environments. Members of our senior management team have long-standing relationships within our industry, and we believe those relationships will allow us to continue to obtain long-term contracts for substantially all of our production.

•	We have a successful history of growing our reserve base and production capacity. Historically, we have been successful at replacing the reserves depleted by our annual production and growing our reserve base by acquiring reserves with low operational, geologic and regulatory risks and that are located near our mining operations or that otherwise have the potential to serve our primary market area. We have also been successful in growing our production capacity by expanding our fleet of large scale equipment and opening new mines to meet our sales commitments. Over the last five years, we have produced 23.3 million tons of coal and acquired 52.6 million tons of proven and probable coal reserves, including 24.6 million tons of coal reserves that we acquired in connection with the Phoenix Coal acquisition. As a result of the Phoenix Coal acquisition and production increases in Ohio, our coal production for the first quarter of 2010 on an annualized basis was 7.2 million tons, an increase of 24% over our actual 2009 production.

•	Our mining operations are flexible and diverse. During the first quarter of 2010, our largest mine represented 12.6% of our coal production. We currently have 17 active surface mines that are managed as eight mining complexes. This diversity reduces the risk that operational or production issues at any one mine will have a material impact on our business or our results of operations. Consistent coal quality across many of our mines and the mobility of our equipment fleet allows us to reliably serve our customers from multiple mining complexes while optimizing our mining plan. Additionally, we have the flexibility to add mining hours to our work week, which allows us to respond to increasing customer demand and to compensate for unexpected disruptions at any one mine by increasing the production at other mines. Our operations also include two river terminals, strategically located in eastern Ohio and western Kentucky, that enhance our ability to supply coal to our customers with river access from multiple mines. Our river terminals also give us access to power plants in our primary market area that receive coal by barge, which is the lowest cost coal transportation alternative.

•	We are a low cost producer of coal. We use efficient mining practices that take advantage of economies of scale and reduce operating costs per ton. For example, in Northern Appalachia we believe we operate some of the largest mobile equipment in use east of the Mississippi River. The productive capacity of this equipment helps us to maintain low overburden removal costs and allows us to mine coal reserves that are not efficiently mineable with smaller equipment. Our use of large scale equipment, our good labor relations with our non-union workforce, the expertise of our general partner’s employees and their knowledge of our mining practices, our low level of legacy liabilities and our history of acquiring reserves without large up-front capital investments have positioned us as one of the lowest cash cost coal producers in Northern Appalachia. In addition, we are in the process of deploying the same mining practices that we currently use in Ohio at the mines that we acquired as part of the Phoenix Coal acquisition.

•	Both production of, and demand for, the coal we produce are expected to increase in our primary market area. According to the EIA, production of coal in Northern Appalachia and the Illinois Basin is expected to increase by 29.2% and 33.1%, respectively, through 2015. This compares to an expected increase in total coal production in the United States of 6.7% over the same period. According to the EIA, this expected increase in coal production in Northern Appalachia and the Illinois Basin is attributable to anticipated increases in demand for high-sulfur coal from scrubbed power plants. The EIA also forecasts increased demand from consumers of Central Appalachia coal as coal production in that region continues to decline.

•	Our general partner’s senior management team and key operational employees have extensive industry experience. The members of our general partner’s senior management team have, on average, 24 years of experience in the coal industry and have a track record of acquiring, building and operating businesses profitably and safely. In addition, our general partner’s key operational employees have extensive mining experience and have been with us for an average of 23 years. We believe our general partner’s operational employees are one of the key strengths to our business because their knowledge and skills allow us to operate our mines in a safe and efficient manner.

•	We have a strong safety and environmental record. We operate some of the industry’s safest mines. Over the last four years, our MSHA reportable incident rate was on average 14.4% lower than the rate for all surface coal mines in the United States. In addition, we are committed to maintaining a system that controls and reduces the environmental impacts of mining operations. We have won numerous awards for our strong safety and environmental record. In January 2010, the West Virginia Coal Association awarded us their Surface Mine North Award for our past reclamation efforts in West Virginia. In addition, in 2008 the Appalachian Regional Reforestation Initiative awarded us their Regional Award for Excellence in Reforestation for exemplary performance using the forestry reclamation approach for reclaiming coal mined lands. We have also won multiple awards from the Joseph A. Holmes Safety Association, the Ohio Coal Association and MSHA.

Our History

We are a Delaware limited partnership that was formed in August 2007 by AIM and our founders, Charles C. Ungurean, the President and Chief Executive Officer of our general partner and a member of the board of directors of our general partner, and Thomas T. Ungurean, the Senior Vice President, Equipment, Procurement and Maintenance of our general partner. Each of our two founders has over 37 years of experience in the coal mining industry. In connection with our formation, our founders contributed all of their interests in Oxford Mining Company to us.

Our founders formed Oxford Mining Company in 1985 to provide contract mining services to a mining division of a major oil company. In 1989, our founders transitioned Oxford Mining Company from a contract miner into a producer of its own coal reserves. In January 2007, Oxford Mining Company entered into a joint venture, Harrison Resources, with a subsidiary of CONSOL Energy to mine surface coal reserves purchased from CONSOL Energy.

In September 2009, we completed the acquisition of Phoenix Coal’s active surface mining operations. The Phoenix Coal acquisition provided us with an entry into the Illinois Basin in western Kentucky and included one mining complex comprised of four mines as well as the Island river terminal on the Green River in western Kentucky. In connection with this acquisition, we increased our total proven and probable coal reserves by 24.6 million tons.

Our Sponsors

AIM is a private investment firm specializing in natural resources, infrastructure and real property. AIM, along with certain of the funds that AIM advises, indirectly owns all of the ownership interests in AIM Oxford. Brian D. Barlow, Matthew P. Carbone and George E. McCown serve on the board of directors of our general partner and are principals of AIM and have ownership interests in AIM. After completion of this offering, AIM Oxford will continue to hold 66.3% of the ownership interests in our general partner and will hold 9.0% of our common units and 66.3% of our subordinated units (36.9% of our total units).

C&T Coal is owned by our founders, Charles C. Ungurean and Thomas T. Ungurean. After completion of this offering, C&T Coal will continue to hold 33.7% of the ownership interests in our general partner and will hold 4.6% of our common units and 33.7% of our subordinated units (18.8% of our total units).

In connection with the contribution of Oxford Mining Company to us in August 2007, C&T Coal, Charles C. Ungurean and Thomas T. Ungurean agreed that they would not compete with us in the coal mining business in Illinois, Kentucky, Ohio, Pennsylvania, West Virginia and Virginia. This non-compete agreement is in effect until August 24, 2014.

Mining Operations

We currently have 17 active surface mines that are managed as eight mining complexes. We define a mining complex as a group of mines that are located in close proximity to each other or that routinely sell coal to the same customer. Our transportation facilities include two river terminals and two rail loading facilities. Our mining facilities include two wash plants, six blending facilities and nine crushing facilities.

Our surface mining operations use area, contour, auger and highwall mining methods. Our area mining operations use truck/shovel and truck/loader equipment fleets along with large dozers. Our contour mining operations use truck/loader equipment fleets and large dozers. We own and operate seven augers and move these machines between mining complexes as needed. We currently own and utilize one Superior highwall miner at our Tuscarawas County mining complex, and a third party contractor operates one Superior highwall miner at our Belmont County mining complex. Both highwall miners are mobile and are moved among our mining complexes as necessary.

In Northern Appalachia we operate large electric and hydraulic shovels matched with a fleet of 240-ton haul trucks and 200-ton haul trucks, which we believe are some of the largest in use east of the Mississippi River. We also deploy a fleet of over 65 large Caterpillar D-11 and similar class dozers. We employ preventive maintenance and rebuild programs to ensure that our equipment is well-maintained. The rebuild programs are performed by third-party contractors. We assess the equipment utilized in our mining operations on an ongoing basis and replace it with new, more efficient units on an as-needed basis.

Our transportation facilities include our Bellaire river terminal that is located on the Ohio River in eastern Ohio, our Cadiz rail loadout facility located on the Ohio Central Railroad near Cadiz, Ohio, our New Lexington rail facility located on the Ohio Central Railroad in Perry County, Ohio and our Island river terminal and transloading facility located on the Green River in western Kentucky. Our Bellaire river terminal, which is located on the Ohio River in Bellaire, Ohio, has an annual throughput capacity of over 4 million tons with a sustainable barge loading rate of 2,000 tons per hour. The barge harbor for this terminal can simultaneously hold up to 25 loaded barges and

20 empty barges. We control our Bellaire river terminal through a long-term lease agreement with a third party. In May 2010, we signed a new five year lease, effective January 1, 2010, with three subsequent five year renewable terms at our option for a total of up to 20 years. We own our Island river terminal and transloading facility that is located on the Green River in western Kentucky. Our Island river terminal has an annual throughput capacity of approximately 3 million tons with a sustainable barge loading rate of 1,300 tons per hour.

Depending on coal quality and customer requirements, in most cases our coal is crushed and shipped directly from our mines to our customers. However, blending different types or grades of coal may be required from time to time to meet the coal quality and specifications of our customers. Coal of various sulfur and ash contents can be mixed or “blended” to meet the specific combustion and environmental needs of customers. Blending is typically done at one of our six blending facilities:

•	our Barb Tipple blending and coal crushing facility that is adjacent to one of our customer’s power plants near Coshocton, Ohio;

•	our Strasburg wash plant near Strasburg, Ohio;

•	our Bellaire river terminal on the Ohio River;

•	our Island river terminal on the Green River in western Kentucky;

•	our Stonecreek coal crushing facility located in Tuscarawas County, Ohio; and

•	our Schoate wash plant located in Muhlenberg County, Kentucky.

The following map shows the locations of our Ohio mining operations and coal reserves and related transportation infrastructure.

The following map shows the locations of our western Kentucky mining operations and coal reserves and related transportation infrastructure.

CSXT
CSXT
Reid-Henderson
R.D. Green
HMPL 2
Island River Terminal
D. B. Wilson
PAL
Green River
Vogue North
PAL
River Queen
Vaught
Hwy 431
Star
Schoate
Rose France
Schoate Preparation Facility
Geibel
KO
Covington Bandy
CSXT
N
Exhibit Area
Western Kentucky Operations Transportation Infrastructure
Permitted Surface Mining
Being Permitted Surface Mining
Areas Ready For Permit
Coal-Fired Generating Stations
Mine Facilities
Major Roads
Major Railroads
CSX Transportation (CSXT)
Paduch & Louisville (PAL)
Navigable Waterways (+9 ft)

Northern Appalachia

We operate seven surface mining complexes in Northern Appalachia, substantially all of which are located in eastern Ohio. For the year ended December 31, 2009, our mining complexes in Northern Appalachia produced an aggregate of 5.4 million tons of steam coal and, for the first quarter of 2010, an aggregate of 1.4 million tons of steam coal. The following table provides summary information regarding our mining complexes in Northern Appalachia as of December 31, 2009 and March 31, 2010:

					Tons Produced for the
				Number	Year Ended
	Transportation Facilities Utilized		Transportation	of Active	December 31,			Quarter Ended
Mining Complex	River Terminal	Rail Loadout	Method(1)	Mines	2007	2008	2009	March 31, 2010
					(in millions)

Cadiz	Bellaire	Cadiz	Barge, Rail	2	1.1	1.4	1.1	0.3
Tuscarawas County	—	—	Truck	4	1.1	1.0	0.9	0.3
Belmont County	Bellaire	—	Barge	3	0.8	0.9	1.3	0.3
Plainfield	—	—	Truck	1	0.3	0.5	0.5	0.1
New Lexington	—	New Lexington	Rail	1	0.6	0.7	0.6	0.1
Harrison(2)	Bellaire	Cadiz	Barge, Rail, Truck	1	0.2	0.4	0.7	0.2
Noble County	Bellaire	—	Barge, Truck	2	0.2	0.2	0.3	0.1

Total				14	4.3	5.1	5.4	1.4

(1)	Barge means transported by truck to our Bellaire river terminal and then transported to the customer by barge. Rail means transported by truck to a rail facility and then transported to the customer by rail. Truck means transported to the customer by truck.

(2)	The Harrison mining complex is owned by Harrison Resources, our joint venture with CONSOL Energy. We own 51.0% of Harrison Resources and CONSOL Energy owns the remaining 49.0% through one of its subsidiaries. Because the results of operations of Harrison Resources are included in our consolidated financial statements for the year ended December 31, 2009 and the first quarter of 2010 as required by GAAP, coal production attributable to the Harrison mining complex is presented on a gross basis assuming we owned 100.0% of Harrison Resources. Please read “— Harrison Mining Complex.”

Cadiz Mining Complex.  The Cadiz mining complex is located in Harrison County, Ohio and includes reserves located in Jefferson County, Ohio and Washington County, Pennsylvania and consists of the Daron and County Road 29 mines. We began our mining operations at this mining complex in 2000. Operations at the Cadiz mining complex target the Pittsburgh #8, Redstone #8A and Meigs Creek #9 coal seams. As of December 31, 2009, the Cadiz mining complex included 12.4 million tons of proven and probable coal reserves. The infrastructure at this mining complex includes a coal crusher, a truck scale and the Cadiz rail loadout. Coal produced from the Cadiz mining complex is trucked either to our Bellaire river terminal on the Ohio River and then transported by barge to the customer, or trucked to our Cadiz rail loadout facility on the Ohio Central Railroad and then transported by rail to the customer. This mining complex uses area and auger methods of surface mining. This mining complex produced 1.1 million tons and 0.3 million tons of coal for the year ended December 31, 2009 and the first quarter of 2010, respectively.

Tuscarawas County Mining Complex.  The Tuscarawas County mining complex is located in Tuscarawas, Columbiana and Stark Counties, Ohio, and consists of the Stonecreek, Stillwater, Chumney and Strasburg mines. We began our mining operations at this mining complex in 2003. Operations at this mining complex target the Brookville #4, Lower Kittanning #5, Middle Kittanning #6, Upper Freeport #7 and Mahoning #7A coal seams. As of December 31, 2009, the Tuscarawas County mining complex included 8.8 million tons of proven and probable coal reserves. The infrastructure at this mining complex includes two coal crushers with truck scales and the Strasburg wash plant. Coal produced from the Tuscarawas County mining complex is trucked directly to our customers, our Barb Tipple blending and coal crushing facility or our Strasburg wash plant. Coal trucked to our Barb Tipple blending and coal crushing facility or our Strasburg wash plant is then transported by truck to the customer after processing is completed. This mining complex uses the area, contour, auger and highwall miner methods of surface mining. This mining complex produced 0.9 million tons and 0.3 million tons of coal for the year ended December 31, 2009 and the first quarter of 2010, respectively.

Belmont County Mining Complex.  The Belmont County mining complex is located in Belmont County, Ohio, and consists of the Lafferty, Flushing and Wheeling Valley mines. We began our mining operations at this mining complex in 1999. Operations at the Belmont County mining complex target the Pittsburgh #8 and Meigs Creek #9 coal seams. As of December 31, 2009, the Belmont County mining complex included 6.6 million tons of proven and probable coal reserves. Coal produced from the Belmont County mining complex is primarily transported by truck to our Bellaire river terminal on the Ohio River. Coal produced from this mining complex is crushed and blended at the Bellaire river terminal before it is loaded onto barges for shipment to our customers on the Ohio River. This mining complex uses area, contour, auger and highwall miner methods of surface mining. This mining complex produced 1.3 million tons and 0.3 million tons of coal for the year ended December 31, 2009 and the first quarter of 2010, respectively.

Plainfield Mining Complex.  The Plainfield mining complex is located in Muskingum, Guernsey and Coshocton Counties, Ohio, and consists of the Plainfield mine. We began our mining operations at this mining complex in 1990. Operations at the Plainfield mining complex target the Middle Kittanning #6 coal seam. As of December 31, 2009, the Plainfield mining complex included 6.4 million tons of proven and probable coal reserves. The infrastructure at this mining complex includes our Barb Tipple blending and coal crushing facility. Substantially all of the coal we produce from the Plainfield mining complex is sold to AEP. The majority of the coal produced from the Plainfield mining complex is trucked to our Barb Tipple facility for crushing and blending or directly to AEP’s Conesville generating station. Coal trucked to our Barb Tipple facility is transported by truck to AEP after processing is completed. Some of the coal production from this mining complex is trucked to our Strasburg wash plant and then transported by truck to the customer. This mining complex uses contour, auger and highwall miner methods of surface mining. This mining complex produced 0.5 million tons and 0.1 million tons of coal for the year ended December 31, 2009 and the first quarter of 2010, respectively.

New Lexington Mining Complex.  The New Lexington mining complex is located in Perry, Athens and Morgan Counties, Ohio, and consists of the New Lexington mine. We began our mining operations at this mining complex in 1993. Operations at the New Lexington mining complex target the Lower Kittanning #5 and Middle Kittanning #6 coal seams. As of December 31, 2009, the New Lexington mining complex included 4.9 million tons of proven and probable coal reserves. The infrastructure at this mining complex includes a coal crusher, a truck scale and the New Lexington rail loadout. Coal produced from the New Lexington mining complex is delivered via-off highway trucks to our New Lexington rail loadout facility on the Ohio Central Railroad where it is then transported by rail to the customer. This mining complex uses the area method of surface mining. This mining complex produced 0.6 million tons and 0.1 million tons of coal for the year ended December 31, 2009 and the first quarter of 2010, respectively.

Harrison Mining Complex.  The Harrison mining complex is located in Harrison County, Ohio, and consists of the Harrison mine. Mining operations at this mining complex began in 2007. The Harrison mining complex is owned by Harrison Resources. We own 51.0% of Harrison Resources and CONSOL Energy owns the remaining 49.0% indirectly through one of its subsidiaries. We entered into this joint venture in 2007 to mine coal reserves purchased from CONSOL Energy. We manage all of the operations of, and perform all of the contract mining and marketing services for, Harrison Resources. Because the results of operations of Harrison Resources are included in our consolidated financial statements for the year ended December 31, 2009 and the first quarter of 2010 as required by GAAP, coal production and proven and probable coal reserves attributable to the Harrison mining complex are presented on a gross basis assuming we owned 100.0% of Harrison Resources.

Since its formation in 2007, Harrison Resources has acquired 3.5 million tons of proven and probable coal reserves from CONSOL Energy. We believe that CONSOL Energy controls additional reserves in Harrison County, Ohio, that could be acquired by Harrison Resources in the future. However, CONSOL Energy has no obligation to sell those reserves to Harrison Resources, and we cannot assure you that Harrison Resources could acquire those reserves from CONSOL Energy on acceptable terms.

Operations at the Harrison mining complex target the Pittsburgh #8, Redstone #8A and Meigs Creek #9 coal seams. As of December 31, 2009, the Harrison mining complex included 2.8 million tons of proven and probable coal reserves. The infrastructure at this mining complex includes a coal crusher and a truck scale. Coal produced from the Harrison mining complex is trucked to our Bellaire river terminal, our Cadiz rail loadout facility or directly to customers. Coal trucked to our Bellaire river terminal is transported to the customer by barge and coal trucked to our Cadiz rail loadout facility is transported to the customer by rail. This mining complex uses the area method of surface mining. This mining complex produced 0.7 million tons and 0.2 million tons of coal for the year ended December 31, 2009 and the first quarter of 2010, respectively.

Noble County Mining Complex.  The Noble County mining complex is located in Noble and Guernsey Counties, Ohio, and consists of the Long-Sears and Hall’s Knob mines. We began our mining operations at this mining complex in 2006. Operations at the Noble County mining complex target the Pittsburgh #8 and Meigs Creek #9 coal seams. As of December 31, 2009, the Noble County mining complex included 2.5 million tons of proven and probable coal reserves. Coal produced from the Noble County mining complex is trucked to our Bellaire river terminal on the Ohio River or to our Barb Tipple facility. Coal trucked to our Bellaire river terminal is then transported by barge to the customer. Coal trucked to our Barb Tipple blending and coal crushing facility is transported by truck to the customer after processing is completed. This mining complex uses the area, contour and auger methods of surface mining. This mining complex produced 0.3 million tons and 0.1 million tons of coal for the year ended December 31, 2009 and the first quarter of 2010, respectively.

Illinois Basin

We operate one surface mining complex in the Illinois Basin, which is located in western Kentucky. We acquired this operation from Phoenix Coal on September 30, 2009. For the three months that began on October 1, 2009 and ended on December 31, 2009, this mining complex produced an aggregate of 0.4 million tons of steam coal and, for the first quarter of 2010, an aggregate of 0.4 million tons of steam coal. The following table provides summary information regarding our mining complex in the Illinois Basin as of December 31, 2009 and March 31, 2010:

	Transportation				Tons Produced for
	Facilities Utilized				the Year Ended	Tons Produced for
	River	Rail	Transportation	Number of	December 31,	the Quarter Ended
Mining Complex	Terminal	Loadout	Method(1)	Active Mines	2009(2)	March 31, 2010

Muhlenberg County	Island	—	Barge, Truck	3	0.4	0.4

(1)	Barge means transported by truck to our Island river terminal and then transported to the customer by barge. Truck means transported to customer by truck.

(2)	Acquired in the Phoenix Coal acquisition that occurred on September 30, 2009. As a result, production data is limited to the fourth quarter of 2009.

Muhlenberg County Mining Complex.  The Muhlenberg County mining complex is located in Muhlenberg and McClean Counties, which is in western Kentucky, and consists of the Schoate, Highway 431 and KO mines. We began our mining operations at this mining complex in October 2009. Operations at the Muhlenberg County mining complex target the #5, #6, #9, #10, #11, #12 and #13 coal seams of the Illinois Basin. As of December 31, 2009, the Muhlenberg County mining complex included 24.2 million tons of proven and probable coal reserves. The infrastructure at this mining complex includes the Schoate wash plant, the KO coal crusher and our Island river terminal. Coal produced from this mining complex is usually crushed at the mine site and then trucked to our Island river terminal on the Green River or directly to the customer. Coal trucked to our Island river terminal is then transported to the customer by barge. Some of the production from this mining complex is washed at our Schoate wash plant prior to being transported either by truck directly to the customer, or by truck to our Island river terminal and then transported by barge to the customer. This mining complex uses the area method of surface mining. This mining complex produced 0.4 million tons and 0.4 million tons of steam coal during the quarters ended December 31, 2009 and March 31, 2010, respectively.

Coal Reserves

The estimates of our proven and probable reserves associated with our surface mining operations in Ohio are derived from our internal estimates, which estimates were audited by John T. Boyd Company, an independent mining and geological consulting firm. The estimates of our proven and probable reserves associated with our surface mining operations in the Illinois Basin and our proven and probable underground coal reserves are derived from reserve reports prepared by John T. Boyd Company. These estimates are based on geologic data, economic data such as cost of production and projected sale prices and assumptions concerning permitability and advances in mining technology. Our coal reserves are reported as “recoverable coal reserves,” which is the portion of the coal that could be economically and legally extracted or produced at the time of the reserve determination, taking into account mining recovery and preparation plant yield. These estimates are periodically updated to reflect past coal production, new drilling information and other geologic or mining data. Acquisitions or dispositions of coal properties will also change these estimates. Changes in mining methods may increase or decrease the recovery basis for a coal seam, as will changes in preparation plant processes. We maintain reserve information in secure computerized databases, as well as in hard copy. The ability to update or modify the estimates of our coal reserves is restricted to our engineering group and the modifications are documented.

“Reserves” are defined by SEC Industry Guide 7 as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Industry Guide 7 divides reserves between “proven (measured) reserves” and “probable (indicated) reserves,” which are defined as follows:

•	“Proven (Measured) Reserves.” Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; and grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

•	“Probable (Indicated) Reserves.” Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

As of December 31, 2009, all of our proven and probable coal reserves were “assigned” reserves, which are coal reserves that can be mined without a significant capital expenditure for mine development.

As of December 31, 2009, we owned 17.4% of our coal reserves and leased 82.6% of our coal reserves from various third-party landowners. The majority of our leases have terms denominated in years and we believe that the term of years will allow the recoverable coal reserves to be fully extracted in accordance with our projected mining plan. Some of our leases have an initial term denominated in years but also provide for the term of the lease to continue until exhaustion of the “mineable and merchantable” coal in the lease area so long as we comply with the terms of the lease.

It generally takes us from 12 to 30 months to obtain a SMCRA permit. Permits are issued for an initial five year term and must be renewed if mining is to continue after the end of the term. We submit and obtain new mining permits on a continuing basis to replace existing permits as they are depleted. Based on our current surface mining plan, we have proven and probable coal reserves with active permits that will allow us to mine for approximately the next three years. We do not expect to have any material delays in obtaining or renewing permits on our remaining coal reserves associated with our mining operations.

The following table provides information as of December 31, 2009 on the location of our operations and the amount and ownership of our coal reserves:

	Total Tons of Proven and
	Probable Coal Reserves(1)
Mining Complex	Total	Owned	Leased
	(in million tons)

Surface Mining Operations:
Northern Appalachia (principally Ohio)
Cadiz	12.4	7.5	4.9
Tuscarawas	8.8	0.1	8.7
Belmont County	6.6	1.9	4.7
Plainfield	6.4	0.7	5.7
New Lexington	4.9	2.8	2.1
Harrison(2)	2.8	2.8	—
Noble County	2.5	0.1	2.4

Total Northern Appalachia	44.4	15.9	28.5

Illinois Basin (Kentucky)
Muhlenberg County	24.2	—	24.2

Total Illinois Basin	24.2	—	24.2

Total Surface Mining Operations	68.6	15.9	52.7

Underground Coal Reserves:
Tusky(3)	23.0	—	23.0

Total Underground Coal Reserves	23.0	—	23.0

Total	91.6	15.9	75.7

Percentage of Total	100%	17.4%	82.6%

(1)	Reported as recoverable coal reserves. All proven and probable coal reserves are “assigned” coal reserves, which are coal reserves that can be mined without a significant capital expenditure for mine development.

(2)	The Harrison mining complex is owned by Harrison Resources. We own 51.0% of Harrison Resources and CONSOL Energy owns the remaining 49.0% through one of its subsidiaries. Because the results of operations of Harrison Resources are included in our consolidated financial statements for the year ended December 31, 2009 and the first quarter of 2010 as required by GAAP, proven and probable coal reserves attributable to the Harrison mining complex are presented on a gross basis assuming we owned 100.0% of Harrison Resources. Please read “— Mining Operations — Northern Appalachia — Harrison Mining Complex.”

(3)	Please read “— Underground Coal Reserves” for more information about our underground coal reserves at the Tusky mining complex, which we have leased to a third party in exchange for royalty payments. We received royalty payments on 0.6 million tons and 0.1 million tons of coal produced from the Tusky mining complex during 2009 and the first quarter of 2010, respectively.

The following table provides information on particular characteristics of our coal reserves as of December 31, 2009:

	As received Basis(1)
				# of	Proven and Probable Coal Reserves
				SO2/mm	Sulfur Content(1)
Mining Complex	% Ash	% Sulfur	Btu/lb.	Btu	Total	<2%	2-4%	>4%
						(in million tons)

Surface Mining Operations:
Northern Appalachia (principally Ohio)
Cadiz	11.6	3.3	11,520	5.7	12.4	1.1	6.1	5.2
Tuscarawas County	10.5	3.7	11,570	6.3	8.8	1.6	3.5	3.7
Belmont County	12.6	3.7	11,510	6.4	6.6	—	4.6	2.0
Plainfield	10.7	4.4	11,350	7.7	6.4	—	0.7	5.7
New Lexington	11.1	4.0	11,260	7.1	4.9	—	2.0	2.9
Harrison(2)	11.9	1.8	12,040	3.0	2.8	2.1	0.7	—
Noble County	13.2	4.7	11,230	8.4	2.5	—	0.3	2.2
Illinois Basin (Kentucky)
Muhlenberg County	11.2	3.6	11,295	6.4	24.2	—	23.0	1.2
Underground Coal Reserves:
Tusky(3)	5.4	2.1	12,900	3.3	23.0	3.8	19.2	—

(1)	As received represents an analysis of a sample as received at a laboratory operated by a third party.

(2)	The Harrison mining complex is owned by Harrison Resources. We own 51.0% of Harrison Resources and CONSOL Energy Inc owns the remaining 49.0% through one of its subsidiaries. Because the results of operations of Harrison Resources are included in our consolidated financial statements for the year ended December 31, 2009 and the first quarter of 2010 as required by U.S. generally accepted accounting principles, proven and probable coal reserves attributable to the Harrison mining complex are presented on a gross basis assuming we owned 100.0% of Harrison Resources. Please read “— Mining Operations — Northern Appalachia — Harrison Mining Complex.”

(3)	Please read “— Underground Coal Reserves” for more information about our underground coal reserves at the Tusky mining complex, which we have leased to a third party in exchange for royalty payments. We received royalty payments on 0.6 million tons and 0.1 million tons of coal produced from the Tusky mining complex during 2009 and the first quarter of 2010, respectively.

Underground Coal Reserves

We originally leased our underground coal reserves from a third party in 2003 in exchange for a royalty based on tonnage sold. We began our underground mining operation in late 2003. In June 2005, we sold the Tusky mining complex, and we subleased our underground coal reserves associated with that complex to the purchaser in exchange for an overriding royalty. Our overriding royalty is equal to a percentage of the sales price received by our sublessee for the coal produced from our underground coal reserves. In addition, our sublessee is obligated to pay the royalty we owe to our lessor. We have at least 15 years remaining on the lease for our underground coal reserves, and our sublessee has at least 15 years remaining on its sublease from us.

Reclamation

We are committed to minimizing our environmental impact during the mining process. However, there is always some degree of impact. To minimize the long-term environmental impact of our mining activities, we plan and monitor each phase of our mining projects as well as our post-mining reclamation efforts. As of March 31, 2010, we had approximately $32.4 million in surety bonds outstanding to secure the performance of our reclamation obligations, which were supported by approximately $7.5 million in letters of credit. In addition to providing surety bonds, we have also made a significant investment to complete the required reclamation activities in a timely and professional manner to cause our surety bonds to be released. We have historically performed, and expect to continue to perform, reclamation activities on a continuous basis as our mining activities progress.

Over 94% of our active surface mining permits are associated with reserves that were mined by other coal producers prior to the implementation of SMCRA. We are able to economically mine these reserves due to increased coal pricing and improved mining technologies compared to the pre-SMCRA period. Reclamation standards prior to SMCRA were considerably lower than today’s standards. These pre-SMCRA mining areas have unreclaimed highwalls and often have water quality or vegetation deficiencies. Our mining activities not only recover coal that was left behind by previous operators, but also significantly reduce the environmental and safety hazards created by their mining activities. Although we have reclamation obligations with respect to these pre-SMCRA mining areas, these obligations are typically no greater than the reclamation obligations for newly mined reserves.

Surface or groundwater that comes in contact with materials resulting from mining activities can become acidic and contain elevated levels of dissolved metals, a condition referred to as Acid Mine Drainage, or AMD. We have seven mining permits that are identified on Ohio’s Inventory of Long-Term AMD sites. Only one of these sites, associated with the Strasburg wash plant, requires continuous AMD treatment, for which we have estimated the present value of the projected annual treatment cost at less than $25,000 per year. While we anticipate that AMD treatment will not be required once reclamation is completed, it is possible that AMD treatment will be required for some time and current AMD treatment costs could escalate due to changes in flow or water quality. One site on the AMD Inventory List has been recommended by Ohio for removal from the AMD Inventory List and the remaining sites are being monitored to assess long-term AMD treatment issues. Moreover, we anticipate that one of these sites being monitored will receive final surety bond release in 2010 and will be removed from the AMD Inventory List.

Limestone

At our Cadiz mining complex, we remove limestone in order to mine the underlying coal. We sell this limestone to a third party that crushes and processes the limestone before it is sold to local governmental authorities, construction companies and individuals. The third party pays us for this limestone based on a percentage of the revenue it receives from sales of this limestone. Our revenues for the year ended December 31, 2009 and the first quarter of 2010 include $1.4 million and $0.3 million in limestone sales, respectively.

During 2009 and the first quarter of 2010, we produced 0.4 million tons and 0.1 million tons of limestone, respectively. Based on estimates from our internal engineers, our Cadiz mining complex includes 8.1 million tons of proven and probable limestone reserves as of December 31, 2009. All of these limestone reserves were assigned reserves, which are limestone reserves that can be recovered without a significant capital expenditure for mine development.

Other Operations

During 2009 and the first quarter of 2010, we generated $1.3 million and $0.5 million of revenue, respectively, from a variety of services we perform in connection with our surface mining operations. This revenue included the following:

•	services fees we earn for operating a transloader for a third party that offloads coal from railcars on the Ohio Central Railroad at one of our customer’s power plants;

•	service fees we earn for providing earth-moving services for Tunnel Hill Partners, LP, an entity owned by our sponsors that owns a landfill; and

•	service fees we earn for hauling and disposing of ash at a third party landfill for two municipal utilities.

For more information regarding our relationships and our sponsors’ relationships with Tunnel Hill Partners, please read “Certain Relationships and Related Party Transactions.”

Customers

General

We market the majority of the coal we produce to base-load power plants in our six-state market area under long-term coal sales contracts. Our primary customers are major electric utilities, municipalities and cooperatives and industrial customers. For the year ended December 31, 2009, we derived 70% of our revenues from coal sales to electric utilities (including sales through brokers), 19% from coal sales to municipalities and cooperatives, 9% from coal sales to industrial customers and the remaining 2% from a mixture of sales of non-coal material such as limestone, royalty payments on our underground coal reserves and fees for services we perform for third parties. For the first quarter of 2010, we derived 78.7% of our revenues from coal sales to electric utilities (including sales through brokers), 14.9% from coal sales to municipalities and cooperatives, 4.5% from coal sales to industrial customers and the remaining 1.9% from a mixture of sales of non-coal material such as limestone, royalty payments on our underground coal reserves and fees for services we perform for third parties.

Long-Term Coal Sales Contracts

For the year ended December 31, 2009 and the first quarter of 2010, we generated approximately 93.5% and 96.3%, respectively, of our revenues from coal delivered under our long-term coal sales contracts, and we expect to continue selling a significant portion of our coal under long-term coal sales contracts in the future. We define long-term contracts as those with a term of one year or longer and our long-term coal sales contracts typically have terms ranging from one to eight years. For 2010, 2011, 2012 and 2013, we currently have long-term coal sales contracts that represent 97.6%, 101.5%, 81.0% and 50.7%, respectively, of our 2010 estimated coal sales of 8.2 million tons. During 2010, 2011, 2012 and 2013, we have committed to deliver 8.0 million tons, 8.3 million tons, 6.7 million tons and 4.2 million tons of coal, respectively, under long-term coal sales contracts. These amounts include contracts with re-openers as described below.

One of our long-term coal sales contracts that ends in 2012 can be extended for two additional three year terms by AEP if AEP gives us six months advance notice of its election to extend the contract. If AEP elects to extend this contract, we will be committed to deliver an additional 2.0 million tons in 2013, and our 2013 coal sales under long-term coal sales contracts, as a percentage of 2010 estimated coal sales, would increase to 75.0%.

The terms of our coal sales contracts result from competitive bidding and negotiations with customers. As a result, the terms of these agreements — including price re-openers, coal quality requirements, quantity parameters, permitted sources of supply, effects of future regulatory changes, extension options, force majeure, termination and assignment provisions — vary by customer. However, most of our long-term coal sales contracts have full or partial cost pass through provisions or inflation adjustment provisions. For 2010, 2011, 2012 and 2013, 62%, 74%, 91% and 100% of the coal, respectively, that we have committed to deliver under our long-term coal sales contracts are subject to full or partial cost pass through or inflation adjustment provisions. Cost pass through provisions increase or decrease our coal sales price for all or a specified percentage of changes in the cost of fuel, explosives and, in certain cases, labor. Inflation adjustment provisions adjust the initial contract price over the term of the contract either by a specific percentage or a percentage determined by reference to various inflation related indices.

Certain of our long-term coal sales contracts contain option provisions that give the customer the right to elect to purchase additional tons of coal each month during the contract term at a fixed price provided for in the contract. For example, upon 30 days advance notice, AEP may elect to purchase, at a fixed price, an additional 25,000 tons of coal each month under its long-term coal sales contract with us and, in addition, upon 90 days notice, it may elect to purchase, at a fixed price, an additional 200,000 tons of coal per half year. We are currently negotiating with AEP to reduce the quantity of coal that we deliver to AEP under this contract by approximately 280,000 tons in the second half of 2010 and by approximately 150,000 tons and 200,000 tons, respectively, in 2011 and 2012. In addition, we expect this amendment will remove AEP’s right to purchase its half-year option tons and its monthly option tons for any extension period. In light of these negotiations, we do not believe that AEP will elect its half-year option tons or its monthly option tons during the next twelve months. If AEP were to elect its option tons, we believe that we will have the production capacity to produce and deliver those tons profitably, as the coal prices under the contract through 2012 are significantly higher than our production costs and the contract contains substantial cost pass through and inflation adjustment provisions. Our long-term coal sales contracts that provide for these option tons typically require the customer to provide us with from one to three months advance notice of an election to take these option tons. Because the price of these options is fixed under the terms of the contract, we could be obligated to deliver coal to those customers at a price that is below the market price for coal on the date the option is exercised. For 2010, 2011, 2012 and 2013, we have outstanding option tons of 0.7 million, 1.0 million, 0.9 million and 0.2 million, respectively. If our customers do elect to receive these option tons, we believe we will have the operating flexibility to meet these requirements through increased production at our mining complexes.

Two of our long-term coal sales contracts contain provisions that provide for price re-openers. These price-reopeners provide for market-based adjustments to the initial contract price every three years. These contracts will terminate if we cannot agree upon a market-based price with the customer. For 2011, 2012 and 2013, 0.4 million tons, 0.4 million tons and 0.6 million tons of coal, respectively, that we have committed to deliver under our long-term coal sales contracts are subject to price re-opener provisions.

Quality and volumes for the coal are stipulated in our coal sales contracts, and in some instances our customers have the option to vary annual or monthly volumes. Most of our coal sales contracts contain provisions requiring us to deliver coal within certain ranges for specific coal characteristics such as heat content, sulfur, ash, hardness and ash fusion temperature. Some of our coal sales contracts specify approved locations from which coal must be sourced. Failure to meet these specifications can result in economic penalties, suspension or cancellation of shipments or ultimately termination of the agreements. Some of our contracts set out mechanisms for temporary reductions or delays in coal volumes in the event of a force majeure, including events such as strikes, adverse mining conditions, mine closures, or transportation disruptions that affect us as well as unanticipated customer plant outages that may affect our customer’s ability to receive coal deliveries.

Customer Concentration

We derived 90% and 94% of our total revenues from coal sales to our ten largest customers for the year ended December 31, 2009 and the first quarter of 2010, respectively, with our top five customers accounting for 77% and 72% of our total revenues, respectively. In addition, for the year ended December 31, 2009, we derived 34.7%, 14.7% and 14.6% of our revenues from AEP, East Kentucky Power Cooperative and Duke Energy, respectively. For the first quarter of 2010, we derived 31.9%, 11.2%, 10.0% and 10.0% of our revenues from AEP, Duke Energy, East Kentucky Power Cooperative and FirstEnergy, respectively.

Transportation

Our coal is delivered to our customers by barge, truck or rail. Over 55% and 63% of the coal we shipped during 2009 and the first quarter of 2010, respectively, was transported to our customers by barge, which is generally cheaper than transporting coal by truck or rail. We operate river terminals on the Ohio River in eastern Ohio and the Green River in western Kentucky, which have annual throughput capacities of approximately 4 million tons and 3 million tons, respectively. We also use third-party trucking to transport coal to our customers. In addition, certain of our mines are located near rail lines. On April 1, 2006, we entered into a long-term transportation contract for rail services, which has been amended and extended through March 31, 2011. Our customers typically pay the transportation costs to their location when coal is shipped by barge. We typically pay for the cost to transport coal to our customers by truck and rail and to our river terminals and rail loadout facilities. However, our sales contracts typically have these transportation costs built into the price. For the year ended December 31, 2009, 55%, 42% and 3% of our coal sales tonnage was shipped by barge, truck and rail, respectively. For the first quarter of 2010, 63%, 33% and 4% of our coal sales tonnage was shipped by barge, truck and rail, respectively.

We believe that we have good relationships with rail carriers and truck companies due, in part, to our modern coal-loading facilities and the working relationships and experience of our general partner’s transportation and distribution employees.

Suppliers

For the year ended December 31, 2009 and the first quarter of 2010, expenses we incurred to obtain goods and services in support of our mining operations were $97.9 million and $31.0 million, respectively, excluding capital expenditures. Principal supplies and services used in our business include diesel fuel, oil, explosives, maintenance and repair parts and services, and tires and lubricants. For the year ended December 31, 2009 and the first quarter of 2010, we hedged 54.4% and 29.7%, respectively, of our diesel fuel usage using fixed priced forward contracts that provide for physical delivery. These fixed priced forward contracts have terms ranging from six months to one year and generally do not have collateral requirements.

We use third-party suppliers for a significant portion of our equipment rebuilds and repairs and for blasting services. We also use a third party contractor for highwall mining services. We use bidding processes to promote competition between suppliers and we seek to develop relationships with those suppliers whose focus is on lowering our costs. We seek suppliers that identify and concentrate on implementing continuous improvement opportunities within their area of expertise.

Competition

The coal industry is highly competitive. There are numerous large and small producers in all coal producing regions of the United States, and we compete with many of these producers. Our main competitors include Alliance Resource Partners, L.P., Alpha Natural Resources, Inc., Armstrong Coal Company, Buckingham Coal Co., Inc., The Cline Group, CONSOL Energy, Massey Energy Company, Murray Energy Corporation, Patriot Coal Corp., Peabody Energy, Inc. and Rhino Mining Inc.

The most important factors on which we compete are coal price, coal quality and characteristics, transportation costs and reliability of supply. Demand for coal and the prices that we will be able to obtain for our coal are closely linked to coal consumption patterns of the domestic electric generation industry and international consumers. These coal consumption patterns are influenced by factors beyond our control, including demand for electricity, which is significantly dependent upon economic activity and summer and winter temperatures in the United States, government regulation, technological developments and the location, quality, price and availability of competing sources of fuel such as natural gas, oil and nuclear sources, and alternative energy sources such as hydroelectric power and wind.

Our Safety and Environmental Programs and Procedures

We operate some of the industry’s safest mines. Over the last four years, our MSHA reportable incident rate was, on average, 1.8 compared to the national surface mine average of 2.1, or 14.4% lower than the national surface coal mine incident rate. Our safety record can be attributed to our extensive safety program, which includes, among other things, (i) employing two full-time safety professionals, (ii) implementing policies and procedures to protect employees and visitors at our mines, (iii) utilizing experienced third-party blasting professionals to conduct our blasting activities, (iv) requiring a certified surface mine foreman to be in charge of the activities at each mine and (v) ensuring that each employee undergoes the required safety, hazard and task training.

We have been awarded numerous awards for our strong safety and environmental record since our predecessor’s founding in 1985. For example, in January 2010, the West Virginia Coal Association awarded us its Surface Mine North Award for our past reclamation efforts in West Virginia. In addition, in 2008, the Appalachian Regional Reforestation Initiative awarded us its Regional Award for Excellence in Reforestation for exemplary performance using the forestry reclamation approach for reclaiming previously mined lands.

In addition, we remain committed to maintaining a system that seeks to control and reduce the environmental impacts of our mining operations. These controls include, among other things, (i) installing sumps or double walled tanks to contain any spillage of fuel or lubricants at our mines and facilities, (ii) evacuating used oil from equipment and placing it in storage tanks before removing it for proper disposal, (iii) employing four full-time environmental compliance professionals and (iv) utilizing experienced in-house personnel and contractors to conduct extensive pre-mining sampling and studies to comply with environmental regulations.

Regulation and Laws

Federal, state and local authorities regulate the U.S. coal mining industry with respect to environmental, health and safety matters such as employee health and safety, permitting and licensing requirements, air and water pollution, plant and wildlife protection, and the reclamation and restoration of mining properties after mining has been completed. These laws and regulations have had, and will continue to have, a significant effect on production costs and may impact our competitive advantages. Future laws, regulations or orders, as well as future interpretations and more rigorous enforcement of existing laws, regulations or orders, may substantially increase operating costs, result in delays and disrupt operations, the extent of which cannot be predicted with any degree of certainty. Future laws, regulations or orders may also cause coal to become a less attractive source of energy, thereby reducing its market share as fuel used to generate electricity. Thus, future laws, regulations or enforcement priorities may adversely affect our mining operations, cost structure or the demand for coal.

We endeavor to conduct our mining operations in compliance with all applicable federal, state and local laws and regulations. However, due in part to the complexity, extent and nature of the various regulatory requirements, violations can and do occur from time to time. We cannot assure complete compliance at all times with all applicable laws and regulations.

Mining Permits and Approvals

Numerous federal, state or local governmental permits or approvals are required to conduct coal mining and reclamation operations. When we apply for these permits and approvals, we are required to prepare and present data to governmental authorities pertaining to the effect or impact that any proposed production or processing of coal may have upon the natural or human environment. The authorization and permitting requirements imposed by governmental authorities are costly and increasingly take more time to obtain and may delay commencement or continuation of mining operations.

In order to obtain mining permits and approvals from federal and state regulatory authorities, mine operators or applicants must submit a reclamation plan for restoring the mined land to its prior productive or other approved use. Typically, we submit the necessary permit applications 12 to 30 months before we plan to mine a new area. Some required mining permits are becoming increasingly difficult to obtain in a timely manner, or at all and, in some instances, we have had to abandon coal in certain areas of the application in order to obtain permit approvals. The application review process takes longer to complete and is increasingly being challenged by environmentalists and other advocacy groups, although we are not aware of any such challenges to any of our pending permit applications.

Violations of federal, state and local laws, regulations or any permit or approval issued under such authorization can result in substantial fines and penalties, including revocation or suspension of mining permits. In certain circumstances, criminal sanctions may be imposed for failure to comply with these laws in addition to fines and civil penalties.

Surface Mining Control and Reclamation Act

SMCRA establishes mining, reclamation and environmental protection standards for all aspects of surface coal mining, including the surface effects of underground coal mining. Mining operators must obtain SMCRA permits and permit renewals from the Office of Surface Mining, or the OSM, or from the applicable state agency if the state has obtained primacy. A state may achieve primacy if it develops a regulatory program that is no less stringent than the federal program and is approved by OSM. Our mines are located in Ohio, Pennsylvania, West Virginia and Kentucky, which have primacy to administer the SMCRA program.

SMCRA permit provisions include a complex set of requirements, which include, among other things, coal exploration, mine plan development, topsoil or a topsoil removal alternative, storage and replacement, selective handling of overburden materials, mine pit backfilling and grading, disposal of excess spoil, protection of the hydrologic balance, surface runoff and drainage control, establishment of suitable post mining land uses and re-vegetation. The process of preparing a mining permit application begins by collecting baseline data to adequately characterize the pre-mining environmental conditions of the permit area. This work is typically conducted by third-party consultants with specialized expertise and typically includes surveys or assessments of the following: cultural and historical resources, geology, soils, vegetation, aquatic organisms, wildlife, potential for threatened, endangered or other special status species, surface and groundwater hydrology, climatology, riverine and riparian habitat and wetlands. The geologic data and information derived from the other surveys or assessments are used to develop the mining and reclamation plans presented in the permit application. The mining and reclamation plans address the provisions and performance standards of the state’s equivalent SMCRA regulatory program, and are also used to support applications for other authorizations or permits required to conduct coal mining activities. Also included in the permit application is information used for documenting surface and mineral ownership, variance requests, public road use, bonding information, mining methods, mining phases, other agreements that may relate to coal, other minerals, oil and gas rights, water rights, permitted areas, and ownership and control information required to determine compliance with OSM’s Applicant Violator System, including the mining and compliance history of officers, directors and principal owners of the entity.

Once a permit application is prepared and submitted to the regulatory agency, it goes through a completeness and technical review. Also, before a SMCRA permit is issued, a mine operator must submit a bond or otherwise secure the performance of all reclamation obligations. After the application is submitted, public notice or advertisement of the proposed permit action is required, which is followed by a public comment period. It is not uncommon for this process to take from 12 to 30 months for a SMCRA mine permit application. This variability in time frame for permitting is a function of the discretion vested in the various regulatory authorities’ handling of comments and objections relating to the project received from the governmental agencies involved and the general public. The public also has the right to comment on and otherwise engage in the administrative process including at the public hearing and through judicial challenges to an issued permit.

Federal laws and regulations also provide that a mining permit or modification can be delayed, refused or revoked if owners of specific percentages of ownership interests or controllers (i.e., officers and directors or other entities) of the applicant have, or are affiliated with another entity that has outstanding violations of SMCRA or state or tribal programs authorized by SMCRA. This condition is often referred to as being “permit blocked” under the federal Applicant Violator Systems, or AVS. Thus, non-compliance with SMCRA can provide the bases to deny the issuance of new mining permits or modifications of existing mining permits, although we know of no basis to be and are not permit-blocked.

We have subleased our underground coal reserves at the Tusky mining complex to a third party in exchange for an overriding royalty. Under our sublease, our sublessee is contractually obligated to comply with all federal, state and local laws, including the reclamation and restoration of the mined areas by grading, shaping and reseeding the soil as required under SMCRA. Regulatory authorities may attempt to assign the SMCRA liabilities of our sublessee to us if it is not financially capable of fulfilling those obligations and it is determined that we “own” or “control” the sublessee’s mining operation. To our knowledge, no such claims have been asserted against us to date. If such claims are ever asserted against us, we will contest them vigorously on the basis that, among other things, receiving an overriding royalty under a sublease does not alone meet the legal or regulatory test of “ownership” or “control” so as to subject us to the SMCRA liabilities of our sublessee.

We maintain coal refuse areas and slurry impoundments at our Tuscarawas County and Muhlenberg County mining complexes. Such areas and impoundments are subject to extensive regulation under SMCRA and other federal and state regulations. One of those impoundments overlies a mined out area, which can pose a heightened risk of structural failure and of damages arising out of such failure. When a slurry impoundment experiences a structural failure, it could release large volumes of coal slurry into the surrounding environment, which in turn can result in extensive damage to the environment and natural resources, such as bodies of water. A failure may also result in civil or criminal fines, penalties, personal injuries and property damages, and damage to wildlife or natural resources.

In 1983, the OSM adopted the “stream buffer zone rule,” or SBZ Rule, which prohibited mining disturbances within 100 feet of streams if there would be a negative effect on water quality. In December 2008, the OSM finalized a revised SBZ Rule, which purported to clarify certain aspects of the 1983 SBZ Rule. Several organizations challenged the 2008 revision to the SBZ Rule in two related actions filed in the

U.S. District Court for the District of Columbia. In June 2009, the Interior Department and the U.S. Army entered into a memorandum of understanding on how to protect waterways from degradation if the revised SBZ Rule were vacated due to the litigation. In August 2009, the District Court concluded that the revised SBZ Rule could not be vacated without following the Administrative Procedure Act and other related requirements. On November 30, 2009, the OSM published an advanced notice of proposed rulemaking to further revise the SBZ Rule. In a March 2010 settlement with litigation parties, OSM agreed to use its best efforts to adopt a proposed rule by February 28, 2011 and a final rule by June 29, 2012. The requirements of the revised SBZ Rule, when adopted, will likely be stricter than the prior SBZ Rule to further protect streams from the impacts of surface mining, and may adversely affect our business and operations. In addition, Congress has proposed legislation in the past and may propose legislation in the future to restrict the placement of mining material in streams. Such legislation could also have an adverse impact on our business.

In addition to the bond requirement for an active or proposed permit, the Abandoned Mine Land Fund, which was created by SMCRA, imposes a fee on all coal produced. The proceeds of the fee are used to restore mines closed or abandoned prior to SMCRA’s adoption in 1977. The current fee is $0.315 per ton of coal produced from surface mines. In 2009, we recorded $1.7 million of expense related to these reclamation fees.

Surety Bonds

State laws require a mine operator to secure the performance of its reclamation obligations required under SMCRA through the use of surety bonds or other approved forms of performance security to cover the costs the state would incur if the mine operator were unable to fulfill its obligations. The cost of surety bonds have fluctuated in recent years, and the market terms of these bonds have generally become more unfavorable to mine operators. These changes in the terms of the bonds have been accompanied at times by a decrease in the number of companies willing to issue surety bonds. Some mine operators have therefore used letters of credit to secure the performance of a portion of our reclamation obligations.

As of March 31, 2010, we had approximately $32.4 million in surety bonds outstanding to secure the performance of our reclamation obligations, which were supported by approximately $7.5 million in letters of credit.

Mine Safety and Health

Stringent health and safety standards have been in effect since Congress enacted the Coal Mine Health and Safety Act of 1969. The Federal Mine Safety and Health Act of 1977, or the Mine Act, significantly expanded the enforcement of safety and health standards and imposed safety and health standards on all aspects of mining operations. In addition to federal regulatory programs, all of the states in which we operate have state programs for mine safety and health regulation and enforcement. Collectively, federal and state safety and health regulation in the coal mining industry is among the most comprehensive systems for protection of employee health and safety affecting any segment of U.S. industry. The Mine Act requires mandatory inspections of surface and underground coal mines and requires the issuance of citations or orders for the violation of a mandatory health and safety standard. A civil penalty must be assessed for each citation or order issued. Serious violations of mandatory health and safety standards may result in the issuance of an order requiring the immediate withdrawal of miners from the mine or shutting down a mine or any section of a mine or any piece of mine equipment. The Mine Act also imposes criminal liability for corporate operators who knowingly or willfully violate a mandatory health and safety standard, or order and provides that civil and criminal penalties may be assessed against individual agents, officers and directors who knowingly or willfully violate a mandatory health and safety standard or order. In addition, criminal liability may be imposed against any person for knowingly falsifying records required to be kept under the Mine Act and standards.

In 2006, in response to underground mine accidents, Congress enacted the Mine Improvement and New Emergency Response Act, or MINER Act, which imposed additional burdens on coal operators, including, among other matters, (i) obligations related to (a) the development of new emergency response plans that address post-accident communications, tracking of miners, breathable air, lifelines, training and communication with local emergency response personnel, (b) establishing additional requirements for mine rescue teams, and (c) promptly notifying federal authorities of incidents that pose a reasonable risk of death and (ii) increased penalties for violations of the applicable federal laws and regulations. Various states also have enacted their own new laws and regulations addressing many of these same subjects. In the wake of several recent underground mine accidents, enforcement scrutiny has also increased, including more inspection hours at mine sites, increased numbers of inspections and increased issuance of the number and the severity of enforcement actions. Additional state and federal legislation related to mine safety and health is currently under consideration. Our compliance with these or any new mine health and safety regulations could increase our mining costs.

Under the Black Lung Benefits Revenue Act of 1977 and the Black Lung Benefits Reform Act of 1977, as amended in 1981, each coal mine operator must pay federal black lung benefits to claimants who are current and former employees and also make payments to a trust fund for the payment of benefits and medical expenses to claimants who last worked in the coal industry prior to January 1, 1970. The trust fund is funded by an excise tax on production of up to $1.10 per ton for deep-mined coal and up to $0.55 per ton for surface-mined coal, neither amount to exceed 4.4% of the gross sales price. The excise tax does not apply to coal shipped outside the United States. During 2009 and the first quarter of 2010, we recorded $3.1 million and $0.9 million, respectively, of expense related to this excise tax. The Affordable Health Choices Act currently being debated in the U.S. Congress proposes potentially significant changes to the federal black lung program, including provisions, retroactive to 2005, which would (i) provide an automatic survivor benefit paid upon the death of a miner with an awarded black lung claim, without requiring proof that the death was due to pneumoconiosis and (ii) establish a rebuttable presumption with regard to pneumoconiosis among miners with 15 or more years of coal mine employment that are totally disabled by a respiratory condition. These or similar proposed changes, if enacted, could have a material impact on our costs expended in association with the federal Black Lung program. In addition, we are liable under various state statutes for black lung claims.

Clean Air Act

The federal Clean Air Act and the amendments thereto and state laws that regulate air emissions affect coal mining operations both directly and indirectly. Direct impacts on coal mining and processing operations include Clean Air Act permitting requirements and control requirements for particulate matter, which includes fugitive dust from roadways, parking lots, and equipment such as conveyors and storage piles.

On June 16, 2010, several environmental groups petitioned the EPA to list coal mines as a source of air pollution and establish emissions standards under the Clean Air Act for several pollutants, including particulate matter, nitrogen oxide gases, volatile organic compounds and methane. Petitioners further requested that the EPA regulate other emissions from mining operations, including dust and clouds of nitrogen oxides associated with blasting operations. If the petitioners are successful, emissions of these or other materials associated with our mining operations could become subject to further regulation pursuant to existing laws such as the Clean Air Act. In that event, we may be required to install additional emissions control equipment or take other steps to lower emissions associated with our operations, thereby reducing our revenues and adversely affecting our operations.

The Clean Air Act indirectly affects coal mining operations by extensively regulating the emissions of particulate matter, sulfur dioxide, nitrogen oxides, carbon monoxide, ozone, mercury and other compounds emitted by coal-fired power plants. In addition to greenhouse gas emissions discussed below, air emission control programs that affect our operations, directly or indirectly, include, but are not limited to, the following:

•	Acid Rain. Title IV of the Clean Air Act was added through the CAAA and requires reductions of sulfur dioxide emissions by electric utilities regulated under the Acid Rain Program, or ARP. The ARP was designed to reduce the electric power sector emissions of sulfur dioxide and nitrous oxides. Sulfur dioxide emissions were controlled through the development of a national market-based cap-and-trade system. Under the ARP, a cap is established and then EPA issues allowances to regulated entities up to the cap using defined formulas. A small percentage of the allowances are retained for auctions. Each power plant must have enough allowances to cover all its annual SO2 emissions or pay penalties. The electric power plant can choose to reduce emissions and sell or bank the surplus allowances or purchase allowances. Though the CAAA created flexibility by allowing power plants to choose to emit or control emissions, emission reductions are encouraged by requiring an allowance to be retired every year for each ton of SO2 emitted. Affected power plants have sought to reduce sulfur dioxide emissions by switching to lower sulfur fuels, installing pollution control devices, reducing electricity generating levels or purchasing or trading sulfur dioxide emissions allowances. These efforts will make it more costly to operate coal-fired power plants and could make coal a less attractive fuel alternative in the planning and building of power plants in the future.

•	SO2. On June 3, 2010, the EPA issued a stricter NAAQS for SO2 emissions which establishes a new 1-hour standard at a level of 75 parts per billion or ppb to protect against short-term exposure and minimize health-based risks. EPA indicated that it would abolish the previous annual standard for SO2. Under the new rule, monitors must be set up by 2013 in the areas of the highest concentrations of SO2. The rule also provides for modeling to determine compliance. States with areas that do not meet the standard will have to submit plans no later than August 2017 showing how they will come into compliance. As a result, coal-fired power plants, which are the largest end users of our coal, may be required to install additional emissions control equipment or take other steps to lower SO2 emissions.

•	Particulate Matter. The Clean Air Act requires the EPA to set standards, referred to as National Ambient Air Quality Standards, or NAAQS, for certain pollutants. Areas that are not in compliance (referred to as “non-attainment areas”) with these standards must take steps to reduce emissions levels. Although our operations are not currently located in non-attainment areas, should any of the areas in which we operate be designated as non-attainment areas for particulate matter, our mining operations may be directly affected by any NAAQS implementation.

•	Ozone. The EPA issued revised ozone NAAQS imposing more stringent limits that took effect in May 2008. Nitrogen oxides, which are a by-product of coal combustion, are classified as an ozone precursor. Under the revised ozone NAAQS, significant additional emissions control expenditures may be required at coal-fired power plants. Attainment dates for the new standards range between 2013 and 2030, depending on the severity of the non-attainment. In July 2009, the U.S. Court of Appeals for the District of Columbia vacated part of a rule implementing the ozone NAAQS and remanded certain other aspects of the rule to the EPA for further consideration. Notwithstanding the decision, we expect that additional emissions control requirements may be imposed on new and expanded coal-fired power plants and industrial boilers in the years ahead. The combination of these actions may impact demand for coal nationally, the impact of which we are unable to predict to any reasonable degree of certainty.

•	NOx, or Nitrogen Oxides State Implementation Plan, or SIP Call. The NOx SIP Call program was established by the EPA in October 1998 to reduce the transport of nitrogen oxide and ozone on prevailing winds from the Midwest and South to states in the Northeast that alleged they could not meet federal air quality standards because of NOx emissions. The program is designed to reduce NOx emissions by one million tons per year in 22 eastern states, including the six states in our primary market area, and the District of Columbia. As a result of this program, many power plants have been or will be required to install additional emission control measures, such as selective catalytic reduction, or SCR, devices. Installation of additional emission control measures will make it more costly to operate coal-fired power plants, which could make coal a less competitive fuel.

•	Clean Air Interstate Rule. The EPA’s CAIR calls for power plants in 28 eastern states and the District of Columbia to reduce emission levels of sulfur dioxide and nitrogen oxide pursuant to a cap and trade program similar to the system now in effect for acid rain. In July 2008, the U.S. Court of Appeals for the District of Columbia Circuit vacated the EPA’s CAIR in its entirety and directed the EPA to commence new rule-making. After a petition for rehearing, the court ruled in December 2008 that to completely vacate CAIR would sacrifice public health and environmental benefits and that CAIR should remain in effect while the EPA modifies the rule. It is uncertain how the EPA will proceed to modify CAIR, although the EPA has indicated that it intends to propose a replacement rule in 2010 and to issue a final rule by early 2011. Under CAIR and any replacement rule, some coal-fired power plants might be required to install additional pollution control equipment, such as scrubbers and/or SCR equipment that could lead plants with these controls to become less sensitive to the sulfur-content of coal and more sensitive to delivered price, thereby making our high sulfur coal more competitive.

•	Mercury. In February 2008, the U.S. Court of Appeals for the District of Columbia Circuit vacated the EPA’s Clean Air Mercury Rule, or CAMR, which had established a cap and trade program to reduce mercury emissions from power plants. At present, there are no federal regulations that require monitoring and reducing of mercury emissions at existing power plants. As a result of the decision to vacate the CAMR, EPA is under a court deadline to issue a final rule by November 2011, and has stated that it would regulate mercury emissions by issuing Maximum Achievable Control Technology standards, or MACT, that will likely impose stricter limitations on mercury emissions from power plants than the vacated CAMR. In conjunction with these efforts, on December 24, 2009, EPA approved an Information Collection Request (ICR) requiring all US power plants with coal-or oil-fired electric generating units to submit emissions information for use in developing air toxic emissions standards. EPA has stated that it intends to propose air toxic emissions standards for coal- and oil-fired electric generating units by March 10, 2011. In the meantime, case-by-case MACT determinations for mercury may be required for new and reconstructed coal-fired power plants. Apart from CAMR, several states have enacted or proposed regulations requiring reductions in mercury emissions from coal-fired power plants, and federal legislation to reduce mercury emissions from power plants has been proposed. In addition, on April 30, 2010, EPA proposed new MACT for several classes of boilers and process heaters, including large coal-fired boilers and process heaters, which would require significant reductions in the emission of particulate matter, carbon monoxide, hydrogen chloride, dioxins and mercury. The Obama Administration has also indicated a desire to negotiate an international treaty to reduce mercury pollution. More stringent regulation of mercury emissions by the EPA, states, Congress, or pursuant to an international treaty may decrease the future demand for coal, but we are unable to predict the magnitude of any such impact with any reasonable degree of certainty.

There are lawsuits pending or threatened legal actions that have named coal producers as defendants for personal injury and property damage resulting from mercury emissions from coal-fired plants (e.g. by entering human pathways of exposure).

•	Regional Haze. The EPA has initiated a regional haze program designed to protect and improve visibility at and around national parks, national wilderness areas and international parks. This program may result in additional emissions restrictions from new coal-fired power plants whose operation may impair visibility at and near such federally protected areas. This program may also require certain existing coal-fired power plants to install additional control measures designed to limit haze-causing emissions, such as sulfur dioxide, nitrogen oxides, ozone and particulate matter. These limitations could also affect the future market for coal, to the extent of which we are unable to predict with any reasonable degree of certainty.

•	New Source Review, or NSR. A number of pending regulatory changes and court actions will affect the scope of the EPA’s NSR program, which requires, among other emission sources, new coal-fired power plants and certain modifications to existing coal-fired power plants to install the same air emissions control equipment as new plants. The changes to the NSR program may impact demand for coal nationally, but we are unable to predict the magnitude of any such impact with any reasonable degree of certainty.

Climate Change

Carbon dioxide is a “greenhouse gas,” the man-made emissions of which are of major concern under any regulatory framework intended to control climate change or prevent global warming. Carbon dioxide is a by-product of the combustion process, a primary source of which are coal-fired power plants. In 2005, the Kyoto Protocol to the 1992 United Nations Framework Convention on Climate Change, which establishes a binding set of emission targets for greenhouse gases, became binding on all those countries that had ratified it. To date, the U.S. has not ratified the Kyoto Protocol, which expires in 2012. The United States is participating in international discussions currently underway to develop a treaty to replace the Kyoto Protocol after its expiration in 2012. Any replacement treaty or other international arrangement requiring additional reductions in greenhouse gas emissions will have a potentially significant impact on the demand for coal if the United States were to adopt such requirements.

Future regulation of greenhouse gases in the United States could occur pursuant to future U.S. treaty commitments, new domestic legislation that may impose a carbon emissions tax, a cap-and-trade program or other programs aimed at carbon reduction, or by regulatory programs that may be established by the EPA under its existing authority. Congress has actively considered various proposals to reduce greenhouse gas emissions, mandate electricity suppliers to use renewable energy sources to generate a certain percentage of power, promote the use of clean energy and require energy efficiency measures. In June 2009, the House of Representatives passed a comprehensive climate change and energy bill, the American Clean Energy and Security Act, and the Senate has considered similar legislation that would, among other things, impose a nationwide cap on greenhouse gas emissions and require major sources, including coal-fired power plants, to obtain “allowances” to meet that cap. In May 2010, Senators Kerry and Lieberman introduced a draft bill, the American Power Act, which is similar to the House bill, and would seek to reduce greenhouse gas emissions to 17% below 2005 levels by 2020, and 80% below those levels by 2050. Passage of such comprehensive climate change and energy legislation could impact the demand for coal. Any reduction in the amount of coal consumed by North American electric power generators could reduce the price of coal that we mine and sell, thereby reducing our revenues and have a material adverse affect on our business and the results of our operations.

Even in the absence of new federal legislation, greenhouse gas emissions may be regulated in the future by the EPA pursuant to the Clean Air Act. In response to the 2007 U.S. Supreme Court ruling Massachusetts v. EPA that the EPA has authority to regulate carbon dioxide emissions under the Clean Air Act, the EPA has taken several steps towards implementing regulations regarding the emission of greenhouse gases. In December 2009, the EPA issued a finding that carbon dioxide and certain other greenhouse gases emitted by motor vehicles endanger public health and the environment. This finding allows the EPA to begin regulating greenhouse gas emissions under existing provisions of the Clean Air Act. In May 2010, the EPA issued a final “tailoring rule” that determines which stationary sources of greenhouse emissions need to obtain a construction or operating permit, and install best available control technology for greenhouse gas emissions, under the Clean Air Act’s Prevention of Significant Deterioration or Title V programs when such facilities are built or significantly modified. Prior to this rule, permits would have been required for stationary sources with emissions that exceed either 100 or 250 tons per year (depending on the type of source). The tailoring rule increases this threshold for greenhouse gas emissions to 75,000 tons per year on January 1, 2011 with the intent to tailor the requirement to initially apply only to large stationary sources such as coal-fired power plants and large industrial plants. The rule will further modify the threshold after July 1, 2011. In addition, the tailoring rule requires the EPA to undertake another rulemaking by no later than July 1, 2012 to, among other things, consider expanding permitting requirements to sources with greenhouse gas emissions greater than 50,000 tons per year. Lawsuits challenging the tailoring rule have already been brought. The final outcome of federal legislative action on greenhouse gas emissions may change one or more of the foregoing final or proposed EPA findings and regulations. Moreover, in October 2009, the EPA published a final rule requiring certain emitters of greenhouse gases, including coal-fired power plants, to monitor and report their greenhouse gas emissions to the EPA beginning in 2011 for emissions occurring in 2010. If the EPA were to set emission limits or impose additional permitting requirements for carbon dioxide from electric utilities, the amount of coal our customers purchase from us could decrease.

Many states and regions have adopted greenhouse gas initiatives and certain governmental bodies have or are considering the imposition of fees or taxes based on the emission of greenhouse gases by certain facilities. In December 2005, seven northeastern states (Connecticut, Delaware, Maine, New Hampshire, New Jersey, New York, and Vermont) signed the Regional Greenhouse Gas Initiative agreement, or RGGI, calling for implementation of a cap and trade program by 2009 aimed at reducing carbon dioxide emissions from power plants in the participating states. The RGGI program calls for signatory states to stabilize carbon dioxide emissions to current levels from 2009 to 2015, followed by a 2.5% reduction each year from 2015 through 2018. Since its inception, several additional northeastern states and Canadian provinces have joined as participants or observers. RGGI has begun holding quarterly carbon dioxide allowance auctions for its initial three-year compliance period from January 1, 2009 to December 31, 2011 to allow utilities to buy allowances to cover their carbon dioxide emissions.

Midwestern states and Canadian provinces have also adopted initiatives to reduce and monitor greenhouse gas emissions. In November 2007, Illinois, Indiana, Iowa, Kansas, Michigan, Minnesota, Ohio, South Dakota and Wisconsin and Manitoba signed the Midwestern Greenhouse Gas Reduction Accord to develop and implement steps to reduce greenhouse gas emissions. The draft recommendations, released in June 2009, call for a 20% reduction below 2005 emissions levels by 2020 and additional reductions to 80% below 2005 emissions levels by 2080. Climate change initiatives are also being considered or enacted in some western states.

Also, a federal appeals courts has allowed a lawsuit pursuing federal common law claims to proceed against certain utilities on the basis that they may have created a public nuisance due to their emissions of carbon dioxide, while a second federal appeals court dismissed such a case on procedural grounds.

In addition to direct regulation of greenhouse gases, over 30 states have adopted mandatory “renewable portfolio standards,” including Illinois, Ohio and Pennsylvania, which require electric utilities to obtain a certain percentage of their electric generation portfolio from renewable resources by a certain date. These standards range generally from 10% to 30%, over time periods that generally extend from the present until between 2020 and 2030. An additional five states have renewable portfolio standard goals that are not yet legal requirements. Other states may adopt similar requirements, and federal legislation is a possibility in this area. To the extent these requirements affect our current and prospective customers, they may reduce the demand for coal-fired power, and may affect long-term demand for our coal.

These and other current or future climate change rules, court orders or other legally enforceable mechanisms may in the future require, additional controls on coal-fired power plants and industrial boilers and may even cause some users of coal to switch from coal to a lower carbon dioxide emitting fuels or shut-down coal-fired power plants. There can be no assurance at this time that a carbon dioxide cap and trade program, a carbon tax or other regulatory regime, if implemented by the states in which our customers operate or at the federal level, or future court orders or other legally enforceable mechanisms, will not affect the future market for coal in those regions. The permitting of new coal-fired power plants has also recently been contested by some state regulators and environmental organizations based on concerns relating to greenhouse gas emissions. Increased efforts to control greenhouse gas emissions could result in reduced demand for coal. If mandatory restrictions on carbon dioxide emissions are imposed, the ability to capture and store large volumes of carbon dioxide emissions from coal-fired power plants may be a key mitigation technology to achieve emissions reductions while meeting projected energy demands. A number of recent legislative and regulatory initiatives to encourage the development and use of carbon capture and storage technology have been proposed or enacted. For example, the U.S. Department of Energy announced in May 2009 that it would provide $2.4 billion of federal stimulus funds under the ARRA to expand and accelerate the commercial deployment of large-scaled CCS technology. However, there can be no assurances that cost-effective CCS capture and storage technology will become commercially feasible in the near future.

Clean Water Act

The CWA and corresponding state and local laws and regulations affect coal mining operations by restricting the discharge of pollutants, including the discharge of dredged or fill materials, into waters of the

United States. The CWA provisions and associated state and federal regulations are complex and subject to amendments, legal challenges and changes in implementation. Legislation that seeks to clarify the scope of CWA jurisdiction is under consideration by Congress. Recent court decisions, regulatory actions and proposed legislation have created uncertainty over CWA jurisdiction and permitting requirements that could either increase or decrease the cost and time we expend on CWA compliance.

CWA requirements that may directly or indirectly affect our operations include the following:

•	Wastewater Discharge. Section 402 of the CWA regulates the discharge of “pollutants” into navigable waters of the United States. The National Pollutant Discharge Elimination System, or NPDES, requires a permit for any such discharges and entails regular monitoring, reporting and compliance with performance standards that govern discharges. Failures to comply with the CWA or the NPDES permits can lead to the imposition of penalties, compliance costs and delays in coal production.

The CWA and corresponding state laws also protect waters that states have designated for special protections including those designated as: impaired (i.e., as not meeting present water quality standards) through Total Maximum Daily Load, or TMDL, regulations; and “high quality/exceptional use” streams through anti-degradation regulations which restrict or prohibit discharges which result in degradation. Other requirements require the treatment of discharges from coal mining properties for non-traditional pollutants, such as chlorides, selenium and dissolved solids; and “protecting” streams, wetlands, other regulated water sources and associated riparian lands from surface mining and/or the surface impacts of underground mining. Individually and collectively, these requirements may cause us to incur significant additional costs that could adversely affect our operating results, financial condition and cash flows.

•	Dredge and Fill Permits. Many mining activities, including the development of settling ponds and other impoundments, may require a Section 404 permit from the Corps, prior to conducting such mining activities where they involve discharges of “fill” into navigable waters of the United States. The Corps is empowered to issue “nationwide” permits for specific categories of filling activities that are determined to have minimal environmental adverse effects in order to save the cost and time of issuing individual permits under Section 404 of the Clean Water Act. Using this authority, the Corps issued NWP 21, which authorizes the disposal of dredge-and-fill material from mining activities into the waters of the United States. Individual Section 404 permits are required for activities determined to have more significant impacts to waters of the United States.

Since 2003, environmental groups have pursued litigation primarily in West Virginia and Kentucky challenging the validity of NWP 21 and various individual Section 404 permits authorizing valley fills associated with surface coal mining operations (primarily mountain-top removal operations). This litigation has resulted in delays in obtaining these permits and has increased permitting costs. The most recent major decision in this line of litigation is the opinion of the U.S. Court of Appeals for the Fourth Circuit in Ohio Valley Environmental Council v. Aracoma Coal Company, 556 F.3d 177 (2009) (Aracoma), issued on February 13, 2009. In Aracoma the Court rejected all of the substantive challenges to the Section 404 permits involved in the case primarily by deferring to the expertise of the Corps in review of the permit applications. We currently have only one pending NWP 21 authorization, and we do not anticipate seeking NWP 21 authorizations in the future. As a result, we do not believe the outcome of this case will be material to us. However, the U.S. Supreme Court granted certiorari for this case on August 26, 2009, and it remains pending. If reversed, such a result could have an adverse effect on the surface mining industry.

After this decision was published, however, the EPA undertook several initiatives to address the issuance of Section 404 permits for coal mining activities in the Eastern U.S. First, the EPA began to comment on Section 404 permit applications pending before the Corps raising many of the same issues decided in favor of the coal industry in Aracoma. Many of the EPA’s comment letters were submitted long after the end of the EPA’s comment period based on what the EPA contended was “new” information on the impacts of valley fills on stream water quality immediately downstream of valley fills. These letters have created regulatory uncertainty regarding the issuance of Section 404 permits for coal mining operations and have substantially expanded the time required for issuance of these permits.

In June 2009, the Corps, the EPA and the Department of the Interior announced an interagency action plan for an “enhanced review” of any project that requires both a SMCRA and a CWA permit designed to reduce the harmful environmental consequences of mountain-top mining in the Appalachian region. As part of this interagency memorandum of understanding, the Corps proposed to suspend and modify NWP 21 in the Appalachian region of Kentucky, Ohio, Pennsylvania, Tennessee, Virginia and West Virginia to prohibit its use to authorize discharges of fill material into waters of the United States for mountain-top mining. One of our permit applications is currently being reviewed by EPA under this enhanced review procedure even though the mining activities in question do not utilize mountain-top mining, a method of mining we do not employ. The permit covered by this application covers 0.6 million tons of our proven and probable coal reserves.

On June 17, 2010, the Corps announced the suspension of the NWP 21 permitting process in these six Appalachian region states until the Corps takes further action on NWP 21, or until NWP 21 expires on March 18, 2012. While the suspension is in effect, proposed surface coal mining projects in these states that involve discharges of dredged or fill material into waters of the United States will have to obtain individual permits from the Corps. Projects currently permitted under NWP 21 are not affected by the suspension, and NWP 21 remains available for proposed surface coal mining projects outside the Appalachian region.

The EPA is also taking a more active role in its review of NPDES permit applications for coal mining operations in Appalachia, and announced in September 2009 that it was delaying the issuance of 74 Section 404 permits in central Appalachia. This is especially true in West Virginia, where the EPA plans to review all applications for NPDES permits even though the State of West Virginia is authorized to issue NPDES permits in West Virginia. These initiatives have extended the time required to obtain permits for coal mining and we anticipate further delays in obtaining permits and that the costs associated with obtaining and complying with those permits will increase substantially. Additionally, while it is unknown precisely what other future changes will be implemented as a result of the interagency action plan, any future changes could further restrict our ability to obtain other new permits or to maintain existing permits. Moreover, on April 1, 2010, the EPA issued interim final guidance substantially revising the environmental review of CWA permits by state and federal agencies.

Resource Conservation and Recovery Act

The Resource Conservation and Recovery Act, or RCRA, was enacted in 1976 to establish requirements for the management of hazardous wastes from the point of generation through treatment of disposal. RCRA does not apply to most of the wastes generated at coal mines, overburden and coal cleaning wastes, because they are not considered hazardous wastes as EPA applies that term. Only a small portion of the total amount of wastes generated at a mine are regulated as hazardous wastes.

Although this act has the potential to apply to wastes from the combustion of coal, the EPA determined that coal combustion wastes do not warrant regulation as hazardous wastes under RCRA in May 2000. Most state solid waste laws also regulate coal combustion wastes as non-hazardous wastes. The EPA is currently considering what type of waste regulations under RCRA are warranted for certain wastes generated from coal combustion, such as coal ash, when used as mine-fill. In June 2009, the EPA released proposals to regulate coal ash as either a non-hazardous waste under Subtitle D of RCRA or as a special waste under Subtitle C of RCRA. If re-classified as hazardous waste, regulations may impose restrictions on ash disposal, provide specifications for storage facilities, require groundwater testing and impose restrictions on storage locations, which could increase our customers’ operating costs and potentially reduce their ability to purchase coal. In addition, contamination caused by the past disposal of coal combustion byproducts, including coal ash, can lead to material liability to our customers under RCRA or other federal or state laws and potentially reduce the demand for coal.

Comprehensive Environmental Response, Compensation and Liability Act

The Comprehensive Environmental Response, Compensation and Liability Act, CERCLA or Superfund, and similar state laws affect coal mining operations by, among other things, imposing cleanup requirements for threatened or actual releases of hazardous substances. Under CERCLA and similar state laws, joint and several liability may be imposed on waste generators, site owners, lessees and others regardless of fault or the legality of the original disposal activity. Although the EPA excludes most wastes generated by coal mining and processing operations from the hazardous waste laws, such wastes can, in certain circumstances, constitute hazardous substances for the purposes of CERCLA. In addition, the disposal, release or spilling of some products used by coal companies in operations, such as chemicals, could trigger the liability provisions of CERCLA or similar state laws. Thus, we may be subject to liability under CERCLA and similar state laws for coal mines that we currently own, lease or operate or that we or our predecessors have previously owned, leased or operated, and sites to which we or our predecessors sent waste materials. This includes the Tusky mining complex where we have subleased our underground coal reserves to a third party in exchange for an overriding royalty. We may be liable under CERCLA or similar state laws for the cleanup of hazardous substance contamination and natural resource damages at sites where we own surface rights.

Endangered Species Act

The federal Endangered Species Act, or ESA, and counterpart state legislation protect species threatened with possible extinction. The U.S. Fish and Wildlife Service, or USFWS, works closely with the OSM and state regulatory agencies to ensure that species subject to the ESA are protected from mining-related impacts. A number of species indigenous to the areas in which we operate, specifically the Indiana bat, are protected under the ESA, and compliance with ESA requirements could have the effect of prohibiting or delaying us from obtaining mining permits. These requirements may also include restrictions on timber harvesting, road building and other mining or agricultural activities in areas containing the affected species or their habitats. Should more stringent protective measures be applied, this could result in increased operating costs, heightened difficulty in obtaining future mining permits, or the need to implement additional mitigation measures.

Use of Explosives

We use third party contractors for blasting services and our surface mining operations are subject to numerous regulations relating to blasting activities. Pursuant to these regulations, we incur costs to design and implement blast schedules and to conduct pre-blast surveys and blast monitoring. In addition, the storage of explosives is subject to regulatory requirements. We presently do not engage in blasting activities. All of our blasting activities are conducted by independent contractors that use certified blasters.

Other Environmental Laws and Matters

We are required to comply with numerous other federal, state and local environmental laws and regulations in addition to those previously discussed. These additional laws include, for example, the Safe Drinking Water Act, the Toxic Substance Control Act and the Emergency Planning and Community Right-to-Know Act.

Office Facilities

We lease and own office space in Columbus, Ohio and Coshocton, Ohio, respectively, that is used by our general partner’s executive and administrative employees. Our lease expires in 2015.

Employees

To carry out our operations, our general partner employed over 815 full-time employees as of March 31, 2010. None of these employees are subject to collective bargaining agreements or are members of any unions. We believe that we have good relations with these employees, and we continually seek their input with respect to our operations. Since our inception, we have had no history of work stoppages or union organizing campaigns.

Legal Proceedings

Although we are, from time to time, involved in litigation and claims arising out of our operations in the normal course of business, we do not believe that we are a party to any litigation that will have a material adverse impact on our financial condition or results of operations. We are not aware of any significant legal or governmental proceedings against us, or contemplated to be brought against us. We maintain such insurance policies with insurers in amounts and with coverage and deductibles as our general partner believes are reasonable and prudent. However, we cannot assure you that this insurance will be adequate to protect us from all material expenses related to potential future claims for personal and property damage or that these levels of insurance will be available in the future at economical prices.

MANAGEMENT

We are managed and operated by the directors and executive officers of our general partner, Oxford Resources GP, LLC. Our general partner is not elected by our unitholders and will not be subject to re-election in the future. C&T Coal owns 33.7% of the ownership interests in our general partner and AIM Oxford owns the remaining 66.3% of the ownership interests in our general partner. Oxford Resources GP has a board of directors, and our unitholders are not entitled to elect the directors or directly or indirectly participate in our management or operations. Charles C. Ungurean, the President and Chief Executive Officer of our general partner and a member of the board of directors of our general partner, and Thomas T. Ungurean, the Senior Vice President, Equipment, Procurement and Maintenance of our general partner, own all of the equity interests in C&T Coal. In addition, Brian D. Barlow, Matthew P. Carbone and George E. McCown serve on the board of directors of our general partner and are principals of AIM and have ownership interests in AIM. Our general partner owes certain fiduciary duties to our unitholders as well as a fiduciary duty to its owners. Our general partner will be liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made specifically nonrecourse to it. Whenever possible, we intend to incur indebtedness that is nonrecourse to our general partner.

Our partnership agreement provides for the Conflicts Committee, as circumstances warrant, to review conflicts of interest between us and our general partner or between us and affiliates of our general partner. The Conflicts Committee, which will consist solely of independent directors, will determine if the resolution of a conflict of interest that has been presented to it by our general partner is fair and reasonable to us. The members of the Conflicts Committee may not be executive officers or employees of our general partner or directors, executive officers or employees of its affiliates. In addition, the members of the Conflicts Committee must meet the independence and experience standards established by the New York Stock Exchange and the Exchange Act. Any matters approved by the Conflicts Committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners and not a breach by our general partner of any duties it may owe us or our unitholders. In addition, we will have an audit committee, or Audit Committee, that complies with the New York Stock Exchange requirements, and we will have a compensation committee, or Compensation Committee.

Even though most companies listed on the New York Stock Exchange are required to have a majority of independent directors serving on the board of directors of the listed company, the New York Stock Exchange does not require a listed limited partnership like us to have a majority of independent directors on the board of directors of its general partner.

Gerald A. Tywoniuk, Peter B. Lilly and Brian D. Barlow will serve as the initial members of the Audit Committee. Mr. Tywoniuk serves as the chairman of the Audit Committee. In compliance with the rules of the New York Stock Exchange, the members of the board of directors will appoint one additional independent member to the board of directors within twelve months of this offering, and that director will replace Mr. Barlow as a member of the Audit Committee upon appointment. Thereafter, our general partner is generally required to have at least three independent directors serving on its board at all times.

Brian D. Barlow, Matthew P. Carbone, Peter B. Lilly and Gerald A. Tywoniuk serve as the members of the Compensation Committee. Mr. Barlow serves as the chairman of the Compensation Committee.

Directors are appointed for a term of one year and hold office until their successors have been elected or qualified or until the earlier of their death, resignation, removal or disqualification. Officers serve at the discretion of the board. The following table shows information for the directors and executive officers of our general partner.

Name	Age	Position

George E. McCown	75	Chairman of the Board
Charles C. Ungurean	60	Director, President and Chief Executive Officer
Jeffrey M. Gutman	44	Senior Vice President, Chief Financial Officer and Treasurer
Gregory J. Honish	53	Senior Vice President, Operations
Thomas T. Ungurean	59	Senior Vice President, Equipment, Procurement and Maintenance
Michael B. Gardner	55	Secretary and General Counsel
Denise M. Maksimoski	35	Senior Director of Accounting
Brian D. Barlow	40	Director
Matthew P. Carbone	44	Director
Peter B. Lilly	61	Director
Gerald A. Tywoniuk	48	Director

George E. McCown was elected Chairman of the board of directors of our general partner in August 2007. Mr. McCown has been a Managing Director of AIM since he co-founded AIM in July 2006. Additionally, Mr. McCown has been a Managing Director of McCown De Leeuw & Co., or MDC, a private equity firm based in Foster City, California that specializes in buying and building industry-leading middle-market companies in partnership with management, since he co-founded MDC in 1983. Mr. McCown is Chairman of the board of directors of the general partner of Tunnel Hill Partners, an affiliate of AIM and C&T Coal. Mr. McCown received an MBA from Harvard University and a B.S. in mechanical engineering from Stanford University, where he served as a trustee from 1980 to 1985 and chaired the Finance Committee and Investment Policy Subcommittee of Stanford’s board of trustees.

Mr. McCown’s over 40 years of experience in buying and building companies, as well as his in-depth knowledge of the coal industry generally and our partnership in particular, provide him with the necessary skills to be a member of the board of directors of our general partner.

Charles C. Ungurean was elected President and Chief Executive Officer and a member of the board of directors of our general partner in August 2007. In 1985, Mr. Ungurean co-founded our predecessor and wholly owned subsidiary, Oxford Mining Company. He served as President and Treasurer of our predecessor from 1985 to August 2007. He has served as the President and Chief Executive Officer of our general partner since its formation in August 2007. Mr. Ungurean currently serves on the board of directors of the National Mining Association. In addition, Mr. Ungurean served as Chairman of the Ohio Coal Association from July 2002 to July 2004. Mr. Ungurean is the brother of Thomas T. Ungurean, the Senior Vice President, Equipment, Procurement and Maintenance of our general partner. Mr. Ungurean received a B.A. in general studies from Ohio University and is a Certified Surface Mine Foreman in Ohio.

Mr. Ungurean’s 37 years of experience in the coal industry, over 25 of which have been spent running our operations or the operations of our predecessor and wholly owned subsidiary, Oxford Mining Company, provide him with the necessary skills to be a member of the board of directors of our general partner.

Jeffrey M. Gutman has served as Senior Vice President, Chief Financial Officer and Treasurer of our general partner since April 2008. Prior to joining us, from 1991 to March 2008, Mr. Gutman served in a number of positions with The Williams Companies, Inc., an integrated natural gas company based in Tulsa, Oklahoma. His positions at the Williams Companies included Director of Capital Services from February 1998 to April 2000, Director of Structured Finance from April 2000 to December 2002, Chief Financial Officer of Gulf Liquids, a wholly-owned subsidiary of the Williams Companies, from December 2002 to December 2005, Director of Planning & Market Analysis from April 2005 to February 2008, and Commercial Development from December 2005 until joining our general partner in April 2008. Prior to joining the Williams Companies, Mr. Gutman was with Deloitte & Touche, LLP in their Tulsa office. Mr. Gutman is a certified public accountant in Oklahoma and holds a B.S. in Business Administration in Accounting from Oklahoma State University.

Gregory J. Honish has served as Senior Vice President, Operations of our general partner since March 2009. Mr. Honish has served in other capacities with us and our predecessor since January 1999, including Vice President, Mining and Business Development from September 2007 to March 2009 and Senior Mining Engineer from January 1999 to September 2007. Mr. Honish has held a balanced spectrum of engineering, operations and management positions in the coal mining industry during his 30 year professional career at mines in Northern Appalachia, Central Appalachia, the Illinois Basin and the PRB. He is a Licensed Professional Engineer in Ohio and West Virginia and a Certified Surface Mine Foreman in Ohio and Wyoming. Mr. Honish holds a B.S. in Mining Engineering from the University of Wisconsin.

Thomas T. Ungurean has served as Senior Vice President, Equipment, Procurement and Maintenance of our general partner since March 2010, prior to which he was Vice President of Equipment from August 2007 to February 2010. In 1985, Mr. Ungurean co-founded our predecessor and wholly owned subsidiary, Oxford Mining Company. Since then he has served in various capacities with our predecessor, including Vice President and Secretary from September 2000 to August 2007. Mr. Ungurean is a Certified Surface Mine Foreman in Ohio. Mr. Ungurean is the brother of Charles C. Ungurean, the President and Chief Executive Officer and a member of the board of directors of our general partner.

Michael B. Gardner has served as Secretary and General Counsel of our general partner since September 2007. Prior to joining us, from June 2004 until May 2007, Mr. Gardner served as Associate General Counsel of Murray Energy Corporation, the largest privately-owned coal mining company in the United States. While at Murray Energy, Mr. Gardner served as an officer of several Murray Energy subsidiaries, including Vice President of UMCO Energy, Inc. and Secretary of UMCO Energy, Inc., Maple Creek Mining, Inc., Maple Creek Processing, Inc., The Ohio Valley Coal Company, The Ohio Valley Transloading Company, Ohio Valley Resources, Inc., and Sunburst Resources, Inc., and represented these entities in a variety of corporate, financial, real property, labor, litigation, environmental, health, safety, governmental affairs and public relations matters. Mr. Gardner is a licensed attorney in Ohio with more than 30 years of experience in the coal industry and in environmental regulatory compliance management. He is an alternate member of the Board of Directors of the Ohio Coal Association. Mr. Gardner received a J.D. from Case Western Reserve University, an MBA from Ashland University and a B.S. in Environmental Biology from Ohio University.

Denise M. Maksimoski has served as Senior Director of Accounting of our general partner since December 2009, prior to which she was Director, Financial Reporting and General Accounting from August 2008 to December 2009. Prior to joining us, from 1997 to 2008 Ms. Maksimoski was with Deloitte & Touche, LLP in Washington, D.C. and Columbus, Ohio in various positions including most recently as an Audit Senior Manager from August 2005 to August 2008 and as an Audit Manager from August 2003 to August 2005. While at Deloitte, Ms. Maksimoski gained extensive SEC reporting experience through leading large audit teams on public clients primarily in the energy and financial services industries. Ms. Maksimoski is a certified public accountant in the states of Ohio, Maryland and Virginia and in the District of Columbia. She received a B.A. degree in Accounting and Actuarial Studies from Thiel College.

Brian D. Barlow was elected as a member of the board of directors of our general partner in August 2007. Mr. Barlow has been a Principal with AIM since January 2007. Prior to joining AIM, he was a Senior Securities Analyst for Scion Capital, a private investment partnership located in Cupertino, California, from August 2004 to August 2006 and was self-employed from August 2006 to January 2007. Mr. Barlow has 18 years of investing experience in both the public and private equity markets; and while at Scion, he focused on public and private investments in the energy and natural resources sectors. He received an MBA from Columbia Business School and a B.A. from the University of Washington.

Mr. Barlow’s 18 years of investing experience, as well as his in-depth knowledge of the coal industry generally and our partnership in particular, provide him with the necessary skills to be a member of the board of directors of our general partner, a member and the chairman of the Compensation Committee and a member of the Audit Committee.

Matthew P. Carbone was elected as a member of the board of directors of our general partner in August 2007. Mr. Carbone has been a Managing Director of AIM since he co-founded AIM in July 2006. Prior to co-founding AIM, from January 2005 until July 2006, Mr. Carbone was a Managing Director of MDC.

Mr. Carbone has spent nearly 20 years in private equity and investment banking. Prior to MDC, he led Wit Capital Group’s West Coast operations and worked in the investment banking divisions of Morgan Stanley, First Boston Corporation and Smith Barney. Mr. Carbone is a member of the board of directors of the general partner of Tunnel Hill Partners, an affiliate of AIM and C&T Coal. Mr. Carbone is also a member of the board of directors of the general partner of American Midstream Partners, LP. He received an MBA from Harvard Business School and a B.A. in Neuroscience from Amherst College.

Mr. Carbone’s nearly 20 years of experience in corporate finance, as well as his in-depth knowledge of the coal industry generally and our partnership in particular, provide him with the necessary skills to be a member of the board of directors of our general partner and a member of the Compensation Committee.

Peter B. Lilly was elected as a member of the board of directors of our general partner in June 2010. Prior to joining the board of directors of our general partner, Mr. Lilly was an executive officer with CONSOL Energy Inc., the largest producer of high-Btu bituminous coal in the United States. Mr. Lilly joined CONSOL Energy Inc. in October 2002 as Chief Operating Officer and served as President — Coal Group from February 2007 until his retirement in January 2009. Prior to joining CONSOL Energy Inc., Mr. Lilly served as President and Chief Executive Officer of Triton Coal Company LLC and Vulcan Coal Holdings LLC from 1998 to 2002. Between 1991 and 1998, Mr. Lilly was with Peabody Holding Company, Inc., where he served as President and Chief Operating Officer from 1995 to 1998, Executive Vice President from 1994 to 1995 and President of Eastern Associated Coal Corporation from 1991 to 1994. He is a former board member of the National Coal Association, the American Mining Congress, the World Coal Institute and the National Mining Association. Mr. Lilly is currently a member of Harm Group, LLC, which serves as a consultant to financial analysts on issues related to the coal industry.

Mr. Lilly received a B.S. in General Engineering and Applied Science from the U.S. Military Academy at West Point in 1970 and served in the U.S. Army until 1975. He obtained an MBA from Harvard Business School in 1977.

Mr. Lilly’s 30 years of experience in the coal industry, much of it in significant executive management positions, provide him with the necessary skills to serve as a member of the board of directors of our general partner, a member of the Audit Committee and a member of the Compensation Committee.

Gerald A. Tywoniuk was elected as a member of the board of directors of our general partner in January 2009. In May 2010, he was appointed interim Senior Vice President, Finance of CIBER, Inc., a global information technology services company. Mr. Tywoniuk continues to act on a part-time consulting basis as the Chief Financial Officer and acting Chief Executive Officer of Pacific Energy Resources Ltd., an oil and gas acquisition, exploitation and development company. Mr. Tywoniuk joined Pacific Energy Resources Ltd. in June 2008 as Senior Vice President, he was appointed Chief Financial Officer in August 2008 and he was appointed acting Chief Executive Officer in September 2009. He held these positions as an employee until May 2010. Prior to joining Pacific Energy Resources Ltd., Mr. Tywoniuk acted as an independent consultant in accounting and finance from March 2007 to June 2008. From December 2002 through November 2006, Mr. Tywoniuk was Senior Vice President and Chief Financial Officer of Pacific Energy Partners, LP. From November 2006 to March 2007, Mr. Tywoniuk assisted with the integration of Pacific Energy Partners, LP after it was acquired by Plains All American Pipeline, L.P. Mr. Tywoniuk holds a Bachelor of Commerce degree from The University of Alberta, Canada, and is a Canadian chartered accountant.

Mr. Tywoniuk joined Pacific Energy Resources Ltd. in June 2008 as Senior Vice President, Finance to help the management team work through the company’s financially distressed situation. In August 2008, he was appointed as the company’s Chief Financial Officer. The board of the company elected to file for Chapter 11 protection in March 2009 and, in September 2009, following the departure of the CEO and the President, Mr. Tywoniuk assumed the role of acting CEO. In December 2009, the company completed the sale of its assets, and is now working through the remaining steps of liquidation.

Mr. Tywoniuk has 28 years of experience in accounting and finance, including 12 years as the Chief Financial Officer of three public companies and Controller of a fourth public company. Mr. Tywoniuk’s extensive accounting, financial and executive management experience, as well as his in-depth knowledge of the mining industry generally and our partnership in particular, and his prior experience with publicly traded partnerships, provide him with the necessary skills to be a member of the board of directors of our general partner, a member of the Compensation Committee and a member and the chairman of the Audit Committee. With respect to the Audit Committee, he also qualifies as an “audit committee financial expert.”

Compensation Discussion and Analysis

The following is a discussion of the compensation policies and decisions of the board of directors of our general partner, or the Board, and the Compensation Committee with respect to the following individuals, who are executive officers of our general partner and referred to as the “named executive officers”:

•	Charles C. Ungurean, President and Chief Executive Officer;

•	Jeffrey M. Gutman, Senior Vice President, Chief Financial Officer and Treasurer;

•	Thomas T. Ungurean, Senior Vice President, Equipment, Procurement and Maintenance;

•	Gregory J. Honish, Senior Vice President, Operations; and

•	Michael B. Gardner, Secretary and General Counsel.

Our compensation program is designed to recruit and retain as executive officers individuals with the highest capacity to develop, grow and manage our business, and to align their compensation with our short-term and long-term goals. To do this, our compensation program for executive officers is made up of the following components: (i) base salary, designed to compensate our executive officers for work performed during the fiscal year; (ii) short-term incentive programs, designed to reward our executive officers for our yearly performance and for their individual performances during the fiscal year; and (iii) equity-based awards, meant to align our executive officers’ interests with our long-term performance.

Role of the Board, the Compensation Committee and Management

Our general partner, under the direction of the Board, is responsible for the management of our operations and employs all of the employees that operate our business. Historically, from our formation in August 2007 through compensation decisions made in early 2010, decisions with respect to the compensation of executive officers were made by the Board, based primarily on negotiations between our management group and the directors on our Board who were not employees of our general partner, or the Non-employee Directors. In connection with this offering, we have revised certain policies and practices with respect to executive compensation. In particular, the Board has appointed the Compensation Committee to help the Board administer certain aspects of the compensation policies and programs for our executive officers and certain other employees and to make recommendations to the Board relating to the compensation of the directors and executive officers of our general partner. The Compensation Committee and the Board are charged with, among other things, the responsibility of reviewing executive officer compensation policies and practices to ensure (i) adherence to our compensation philosophies and (ii) that the total compensation paid to our executive officers is fair, reasonable and competitive.

The compensation programs for our executive officers consist of base salaries, annual incentive bonuses and awards under the Oxford Resource Partners, LP Long-Term Incentive Plan, which we refer to as our LTIP, in the form of equity-based phantom units, as well as other customary employment benefits. We expect that total compensation of our executive officers and the components and relative emphasis among components of their annual compensation will be reviewed on at least an annual basis by the Compensation Committee with any proposed changes recommended to the Board for final approval.

During 2009, the Board discussed compensation issues at several meetings. The Compensation Committee has held and expects to continue to hold compensation-related meetings for 2010 and in future years. Topics discussed and to be discussed at these meetings included and will include, among other things, (i) assessing the performance of the Chief Executive Officer, or the CEO, and our other executive officers with respect to our results for the prior year, (ii) reviewing and assessing the personal performance of our executive officers for the preceding year and (iii) determining the amount of the bonus pool to be approved by the Board and paid to our executive officers for a given year after taking into account the target bonus levels established for those executive officers at the outset of the year. In addition, at these meetings, and after taking into account the recommendations of our CEO with respect to executive officers other than our CEO, base salary levels and target bonus levels (representing the bonus that may be awarded expressed as a percentage of base salary or as a dollar amount for the year) for our executive officers to be recommended to the Board will be established by the Compensation Committee. In addition, the Compensation Committee will make its recommendations to the Board with respect to any awards under the LTIP.

Compensation Objectives and Methodology

The principal objective of our executive compensation program is to attract and retain individuals of demonstrated competence, experience and leadership who share our business aspirations, values, ethics and culture. A further objective is to provide incentives to and reward our executive officers and other key employees for positive contributions to our business and operations, and to align their interests with our unitholders’ interests.

In setting our compensation programs, we consider the following objectives:

•	to create unitholder value through sustainable earnings and cash available for distribution;

•	to provide a significant percentage of total compensation that is “at-risk” or variable;

•	to encourage significant equity holdings to align the interests of executive officers and other key employees with those of unitholders;

•	to provide competitive, performance-based compensation programs that allow us to attract and retain superior talent; and

•	to develop a strong linkage between business performance, safety, environmental stewardship, cooperation and executive compensation.

Taking account of the foregoing objectives, we structure total compensation for our executives to provide a guaranteed amount of cash compensation in the form of competitive base salaries, while also providing a meaningful amount of annual cash compensation that is at risk and dependent on our performance and individual performance of the executives, in the form of discretionary annual bonuses. We also seek to provide a portion of total compensation in the form of equity-based awards under our LTIP, in order to align the interests of executives and other key employees with those of our unitholders and for retention purposes. Historically, we have not made regular annual grants of awards under our LTIP. Instead, such awards have typically been made in connection with our formation, upon commencement of employment for executives who joined us after our formation, and in discrete circumstances to reward service or performance. Going forward, we expect that equity-based awards will be made more regularly and that equity-based awards will become more prominent in our annual compensation decision-making process.

Compensation decisions for individual executive officers are the result of the subjective analysis of a number of factors, including the individual executive officer’s experience, skills or tenure with us and changes to the individual executive officer’s position. In measuring the contributions of executive officers and our performance, a variety of financial measures are considered, including non-GAAP financial measures used by management to assess our financial performance. Historically, the Board has used the amount of cash distributions made to our equityholders as the primary measure of our operating performance. For a discussion of cash distributions and related matters, please read “Cash Distribution Policy and Restrictions on Distributions.” In addition, an evaluation of the individual performance of each of the executive officers is taken into consideration.

In making individual compensation decisions, the Board historically has not relied on pre-determined performance goals or targets. Instead, determinations regarding compensation have been and are expected to continue to be the result of the exercise of judgment based on all reasonably available information and, to that extent, are discretionary. Each executive officer’s current and prior compensation is considered in setting future compensation. The amount of each executive officer’s current compensation is considered as a base against which determinations are made as to whether increases are appropriate to retain the executive officer in light of competition or in order to provide continuing performance incentives. The Board has discretion to adjust any of the components of compensation to achieve our goal of recruiting, promoting and retaining as executive officers individuals with the skills necessary to execute our business strategy and develop, grow and manage our business.

Prior to 2010, we did not review executive compensation against a specific group of comparable companies. Rather, the Board has historically relied upon the judgment and industry experience of its non-employee directors in making decisions with respect to total compensation and with respect to the allocation of total compensation among our three main components of compensation. Going forward, we expect that the Compensation Committee will make compensation recommendations to the Board based upon trends occurring within our industry, including from a peer group of companies that our Compensation Committee has recently identified, which includes the following coal companies and similar-sized publicly traded partnerships: Alliance Resource Partners, L.P., National Coal Corp., Westmoreland Coal Co., James River Coal Co., International Coal Group, Inc., Patriot Coal Corporation, Vanguard Natural Resources, LLC, Global Partners LP, Legacy Reserves LP, Copano Energy LLC, Suburban Propane Partners LP and Crosstex Energy Inc.

Elements of the Compensation Programs

Overall, our executive officer compensation programs are designed to be consistent with the philosophy and objectives set forth above. The principal elements of our executive officer compensation programs are summarized in the table below, followed by a more detailed discussion of each compensation element.

Element	Characteristics	Purpose

Base Salaries	Fixed annual cash compensation. Our executive officers are eligible for periodic increases in base salaries. Increases may be based on performance or such other factors as the Board or the Compensation Committee may determine.	Keep our annual compensation competitive with the defined market for skills and experience necessary to execute our business strategy.
Annual Incentive Bonuses	Performance-related annual cash incentives earned based on our objectives and individual performance of the executive officers. Beginning in 2010, trends for our peer group will be taken into account in setting future annual cash incentive awards for our executive officers.	Align annual compensation with our financial performance and reward our executive officers for individual performance during the year and for contributing to our financial success. Amounts provided as incentive bonuses are also designed to provide competitive total direct compensation; potential for awards above or below target amounts are intended to motivate our executive officers to achieve greater levels of performance.

Element	Characteristics	Purpose

Equity-Based Awards (phantom-units)	Performance-related, equity-based awards granted at the discretion of the Board. Awards are based on our performance and, beginning in 2010, will be based on competitive practices at peer companies. Grants typically vest ratably over four years and will be settled upon vesting with either a net cash payment or an issuance of common units, at the discretion of the Board.	Align interests of our executive officers with unitholders and motivate and reward our executive officers to increase unitholder value over the long term. Ratable vesting over a four-year period is designed to facilitate retention of our executive officers.
Retirement Plan	Qualified retirement plan benefits are available for our executive officers and all other regular full-time employees. Through 2009, we maintained a defined contribution money purchase pension plan to which we made contributions for the benefit of the participants. Effective with 2010, we have adopted and are maintaining a 401(k) plan in which all eligible employees can elect to contribute compensation for retirement up to IRS imposed limits, either on a tax deferred or after-tax basis. The 401(k) plan permits us to make annual discretionary contributions to the plan, even if the participants do not contribute, as a percentage of the eligible compensation of participants in the plan. Annual contributions of 3% or more of such eligible compensation will maintain “safe harbor” tax-qualified status for the plan, and while it is discretionary, we intend generally to make annual contributions at that level or higher. For 2010, we have committed to make an employer discretionary contribution of 4% of such eligible compensation.	Provide our executive officers and other employees with the opportunity to save for their future retirement.
Health and Welfare Benefits	Health and welfare benefits (medical, dental, vision, disability insurance and life insurance) are available for our executive officers and all other regular full-time employees.	Provide benefits to meet the health and wellness needs of our executive officers and other employees and their families.

Base Salaries

Design.  Base salaries for our executive officers are determined annually by an assessment of our overall financial and operating performance, each executive officer’s performance evaluation and changes in executive officer responsibilities. While many aspects of performance can be measured in financial terms, senior management is also evaluated in areas of performance that are more subjective. These areas include the development and execution of strategic plans, the exercise of leadership in the development of management and other employees, innovation and improvement in our business activities and each executive officer’s involvement in industry groups and in the communities that we serve. We seek to compensate executive officers for their performance throughout the year with annual base salaries that are fair and competitive within our marketplace. We believe that executive officer base salaries should be competitive with salaries for executive officers in similar positions and with similar responsibilities in our marketplace and adjusted for financial and operating performance and each executive officer’s performance evaluation, length of service with us and previous work experience. Individual salaries have historically been established by the Board based on the general industry knowledge and experience of the directors on our Board that were not employees of our general partner, in alignment with these considerations and with reference to industry survey data, to ensure the attraction, development and retention of superior talent. Going forward, we expect that determinations will continue to focus on the above considerations and will also be made based upon relevant market data, including data from our peer group.

Base salaries are reviewed annually to ensure continuing consistency with market levels and our level of financial performance during the previous year. Future adjustments to base salaries and salary ranges will reflect average movement in the competitive market as well as individual performance. Annual base salary adjustments, if any, for the CEO have been determined by the Non-employee Directors. After this offering, annual base salary adjustments for the CEO will be approved by the Non-employee Directors based upon recommendations from the Compensation Committee. Annual base salary adjustments, if any, for the other executive officers have been determined by the Board taking into account input from the CEO. After this offering, annual base salary adjustments for the other executive officers will be approved by the Board based upon recommendations from the Compensation Committee, which recommendations may take into account input from the CEO.

Actions Taken With Respect to Base Salaries in 2009.  Effective May 1, 2009 (except effective March 30, 2009 in the case of Gregory J. Honish), the Board provided base salary increases to each of the named executive officers as provided in the table below. These base salary increases were provided as “merit” increases based on the Board’s subjective assessment of each named executive officer’s performance in 2008 and early 2009, considering a variety of factors, none of which was individually material to such assessment, and to ensure that the base salaries for the named executive officers remained competitive with other companies in our industry. In addition, for Gregory J. Honish, the increase reflected in part his promotion to Senior Vice President, Operations.

		Base Salary
	Base Salary at	Increase	2009 Base Salary
Name	Start of 2009	in 2009	Following Increase

Charles C. Ungurean	$300,000	$75,000	$375,000
Jeffrey M. Gutman	250,000	10,000	260,000
Thomas T. Ungurean	200,000	25,000	225,000
Gregory J. Honish	110,000	40,000	150,000
Michael B. Gardner	133,000	12,000	145,000

Annual Incentive Bonuses

Design.  As one way of accomplishing compensation objectives, our executive officers are rewarded for their contribution to our financial and operational success through the award of discretionary annual cash incentive bonuses. Annual incentive awards, if any, for the CEO have been determined by the Non-employee Directors. After this offering, annual incentive awards, if any, for the CEO will be approved by the Non-

employee Directors based upon recommendations from the Compensation Committee. Annual incentive awards, if any, for the other executive officers have been determined by the Board taking into account input from the CEO. After this offering, annual incentive awards for the other executive officers will be approved by the Board based upon recommendations from the Compensation Committee, which recommendations may take into account input from the CEO.

While target bonuses for our executive officers are initially set at percentages or dollar amounts that are 50% to 75% of their base salaries, the Board has broad discretion to maintain, reduce or increase the award amounts when making its final bonus determinations. For our executive officers other than Charles C. Ungurean and Thomas T. Ungurean, certain target bonus amounts were individually negotiated with the executive officers and are set forth in their existing employment agreements, which are discussed in more detail under “— Employment and Severance Agreements” below. Although the employment agreements that were in effect for 2009 for Charles C. Ungurean and Thomas T. Ungurean provided that these executives were not eligible to receive annual incentive bonuses, the Board, acting independent of these executives, has historically paid annual bonuses to these executive officers and expected to, and did in fact, pay bonuses to these executives for 2009. These bonus payments, which were initiated by our Non-employee Directors, have been made because prior to 2009, our Non-employee Directors determined that these executives would not otherwise be sufficiently motivated to achieve high levels of performance and that the total compensation for their services would not be competitive with compensation paid by other companies in our industry unless they were paid annual bonuses. In connection with this offering, we will enter into new employment agreements with Messrs. Charles C. Ungurean and Thomas T. Ungurean, which will provide for their eligibility to receive annual incentive bonuses on a basis similar to our other named executive officers, in an amount up to 66.6% of their annual base salaries, or such other greater percentage as may be approved by the Non-employee Directors (in the case of Mr. Charles C. Ungurean) or the Board, based on the recommendations of the Compensation Committee (in the case of our other named executive officers).

The annual incentive bonus award for each executive officer is contingent on the executive officer’s continued employment with our general partner at the time of the award. Further, bonuses (similar to other elements of the compensation provided to executive officers) are not based on a prescribed formula but rather have been determined on a discretionary basis and generally have been based on a subjective evaluation of individual, company-wide and industry performances. The Board and the Compensation Committee believe that this approach to assessing performance results in a more comprehensive evaluation for compensation decisions. The Board has recognized, and the Compensation Committee will recognize, the following factors in making discretionary annual bonus recommendations and determinations:

•	a subjective performance evaluation based on company-wide financial and individual qualitative performance, as determined in the Board’s discretion; and

•	the scope, level of expertise and experience required for the executive officer’s position.

These factors were selected as the most appropriate measures upon which to base the annual incentive cash bonus decisions because our Board believes that they help to align individual compensation with competency and contribution. With respect to its evaluation of company-wide financial performance, although no official numerical goals are established for purposes of our bonus decisions, the Board’s general practice historically has been to pay annual bonuses based on our achieving our company-wide budgeted goals with respect to cash distributions made to our equityholders for the applicable year. For 2009, the Board determined to make bonus payments based on our achieving our budgeted cash distribution target for the year of $1.68 per unit (which amount does not take into account the unit split described in “Summary — The Transactions). Our budgeted cash distribution target did not change for 2010, and we expect that the Compensation Committee will make annual bonus decisions for 2010 based on actual cash distributions made as compared to this budgeted target for the period from January 1, 2010 to the closing of this offering, and following the closing of this offering, based on our making cash distributions at or in excess of the minimum quarterly distribution rate, as described under “Cash Distribution Policy and Restrictions on Distributions.”

Notwithstanding the achievement of our cash distribution target, as described above, the Board retained, and going forward we expect that the Board and the Compensation Committee will retain, broad discretion with respect to the amount of each named executive officer’s annual bonus award, in order to provide total cash compensation for the year that is competitive and consistent with total cash compensation provided by other companies in our industry, as determined by the Non-employee Directors and based on their industry knowledge and experience, and to address the Board’s assessment of each named executive officer’s individual performance and contributions to our overall success. Based on these considerations, the Board determined to award the incentive bonus amounts set forth in the table below to our named executive officers for performance in 2009. For the named executive officers with target bonus amounts set forth in their employment agreements, these awards represented approximately 85%-90% of the applicable target bonus amounts. The Board determined each individual amount based on its assessment of what was fair and competitive total cash compensation for each named executive officer in light of our achievement of our cash distribution target for 2009, the individual named executive officer’s level of responsibility within our organization and the Board’s view of each named executive officer’s contributions to our success for 2009.

Name	2009 Bonus(1)

Charles C. Ungurean	$225,000
Jeffrey M. Gutman	112,500
Thomas T. Ungurean	175,000
Gregory J. Honish	63,750
Michael B. Gardner	61,625

(1)	Amounts shown in this column do not include vacation pay amounts included in bonus amounts in the Summary Compensation Table for 2009 below.

Beginning in 2010, the Compensation Committee expects that it will base annual incentive compensation award recommendations on additional company-wide criteria as well as industry criteria, recognizing the following factors as part of its determination of annual incentive bonuses (without assigning any particular weighting to any factor):

•	financial performance for the prior fiscal year, including the level of achievement of our budgeted cash distribution target for the year as discussed above;

•	distribution performance for the prior fiscal year compared to the peer group;

•	unitholder total return for the prior fiscal year compared to the peer group; and

•	competitive compensation data for executive officers in the peer group.

These factors were selected as the most appropriate measures upon which to base the annual cash incentive bonus decisions going forward because the Compensation Committee believes that they will most directly correlate to increases in long-term value for our unitholders.

Equity-Based Awards

Design.  The LTIP was adopted in 2007 in connection with our formation and amended and restated prior to the closing of this offering. In adopting the LTIP, the Board recognized that it needed a source of equity to attract new members to and retain members of the management team, as well as to provide an equity incentive to other key employees. We believe the LTIP promotes a long-term focus on results and aligns executive and unitholder interests.

The LTIP is designed to encourage responsible and profitable growth while taking into account non-routine factors that may be integral to our success. Long-term incentive compensation in the form of equity-based grants are used to incentivize performance that leads to enhanced unitholder value, encourage retention and closely align the executive officers’ and key employees’ interests with unitholders’ interests. Equity-based grants provide a vital link between the long-term results achieved for our unitholders and the rewards provided to executive officers and other key employees. The equity-based grants we made upon adoption of the LTIP were designed to be comparable with long-term incentive plans of other coal production companies and coal master limited partnerships, based upon the industry knowledge and experience of the Non-employee Directors, and on individual negotiations with the named executive officers.

Phantom Units.  The only awards made under the LTIP since its adoption have been phantom units. A phantom unit is a notional unit granted under the LTIP that entitles the holder to receive an amount of cash equal to the fair market value of one common unit upon vesting of the phantom unit, unless the Board elects to pay such vested phantom unit with a common unit in lieu of cash. Historically, our Board has always issued common units in lieu of cash. Unvested phantom units are forfeited at the time the holder terminates employment, except for a termination due to death or disability, which results in vesting acceleration. In general, phantom units awarded to executive officers under our LTIP vest as to 25% of the award on the initial vesting date established at the time of the award and on each of the first three anniversaries of that initial vesting date. Mr. Gutman’s LTIP awards will vest in full upon a change of control of us or our general partner.

Equity-Based Award Policies.  Prior to 2010, equity-based awards were granted by the Board and were limited to the grants at our formation in 2007 (or for executives who joined us after our formation, upon or in connection with their commencement of employment) and grants that were made in certain limited circumstances to reward individual service and performance. In early 2010, the Board delegated a portion of its duties and responsibilities under the LTIP to the Compensation Committee. Going forward, we expect that equity-based awards will be awarded more regularly, as part of the ongoing total annual compensation package for executive officers, rather than only in such discrete circumstances. After this offering, annual equity compensation grants, if any, for the CEO will be approved by the Non-employee Directors based upon recommendations from the Compensation Committee. Equity compensation grants, if any, for the other executive officers have been determined by the Board taking into account input from the CEO. After this offering, annual equity compensation grants for the other executive officers will be approved by the Board based upon recommendations from the Compensation Committee, which recommendations may take into account input from the CEO.

Equity-Based Awards for 2009.  None of our named executive officers received any equity-based awards under the LTIP in 2009. However, in January 2010, Jeffrey M. Gutman received an award of 14,984 phantom units in recognition of his performance in connection with a restructuring of certain of our indebtedness and the completion of the Phoenix Coal acquisition in September 2009. In making this award, the Board also took into account its determination that the initial equity-based awards granted to Mr. Gutman in connection with his commencement of employment in 2008 were, in the Board’s view based on its general industry knowledge and experience, below the level of equity participation granted to similarly situated executives at many other companies in our industry.

Deferred Compensation

Tax-deferred retirement plans are a common way that companies assist employees in preparing for retirement. Through 2009, we maintained a defined contribution money purchase pension plan to which we made contributions for the benefit of the participants, including named executive officers. Effective beginning in 2010, we provide our eligible executive officers and other employees with an opportunity to participate in our 401(k) savings plan. The plan allows executive officers and other employees to contribute compensation for retirement up to IRS imposed limits (for 2010, $16,500 for participants age 49 and under and $22,000 for participants age 50 and over), either on a tax deferred or after-tax basis. The 401(k) plan permits us to make annual discretionary contributions to the plan as a percentage of the eligible compensation of participants in the plan. Annual contributions of 3% or more of such eligible compensation will maintain “safe harbor” tax-qualified status for the plan and, while such contributions are discretionary, we intend generally to make annual contributions at that level or higher, subject to applicable IRS limits. For 2010, we have committed to make an employer discretionary contribution of 4% of such eligible compensation. Decisions regarding this element of compensation do not impact any other element of compensation.

Perquisites and Other Benefits

Although perquisites are not a significant factor in our compensation programs, we provide certain limited perquisite and personal benefits to certain of the named executive officers, including the use primarily for business purposes (with personal usage being limited to usage for commuting purposes) of company-owned automobiles for Charles C. Ungurean and Thomas T. Ungurean. We provide these benefits to assist the executive officers in performing their services for us and they are not factored into the Board’s determinations with respect to other elements of total compensation. In addition, under our company-wide policy in effect through 2009, we maintained for all salaried employees including the executive officers a vacation program that provided additional annual payments to each of such employees in the amount of his or her base salary over a period equal to the vacation time allotted to him or her. This payment was in addition to continuing the payment of base salaries for all salaried employees including the executive officers during periods when they were on vacation. Effective in 2010, the vacation policy was changed so that no such additional payments are made but base salaries will continue to be paid to the salaried employees including the executive officers while they are on vacation. The additional vacation-related payments made to the named executive officers for 2009 are included in bonus amounts and set forth in a footnote to the Summary Compensation Table for 2009 below.

Recoupment Policy

We currently do not have a recoupment policy applicable to annual incentive bonuses or equity awards. The Compensation Committee expects to continue to evaluate the need to adopt such a policy, in light of current legislative policies as well as economic and market conditions.

Employment and Severance Arrangements

The Board and the Compensation Committee consider the maintenance of a sound management team to be essential to protecting and enhancing our best interests. To that end, we recognize that the uncertainty that may exist among management with respect to their “at-will” employment with our general partner may result in the departure or distraction of management personnel to our detriment. Accordingly, our general partner previously entered into employment agreements with each of our named executive officers, which employment agreements contain severance arrangements that we believe are appropriate to encourage the continued attention and dedication of members of our management. Our general partner has entered into new employment agreements with our executive officers that will become effective upon the closing of this offering and that will replace and supersede the named executive officers’ prior employment agreements. These agreements will have two year terms, new base salary and target bonus amounts for each named executive officer and, in the case of Charles C. Ungurean and Thomas T. Ungurean, their eligibility to receive future awards under our LTIP will be specified. The following table sets forth information regarding the expected annual base salary and annual target bonus for each of our named executive officers under these agreements.

		Target Annual
		Bonus
	Annual	as a % of
Name	Base Salary	Annual Salary

Charles C. Ungurean	$500,000	66.6%
Jeffrey M. Gutman	270,000	50.0%
Thomas T. Ungurean	275,000	66.6%
Gregory J. Honish	185,000	50.0%
Michael B. Gardner	165,000	50.0%

The employment agreements with our executive officers are described more fully below under “— Potential Payment Upon Termination or Change in Control — Employment Agreements with Named Executive Officers.”

Summary Compensation Table for 2009

The following table sets forth certain information with respect to the compensation paid to the named executive officers for the year ended December 31, 2009.

			All Other
			Compensation
Name and Principal Position	Salary ($)(1)	Bonus ($)(2)	($)(3)	Total ($)

Charles C. Ungurean President and Chief Executive Officer	$375,002	$248,077	$18,888	$641,967
Jeffrey M. Gutman Senior Vice President, Chief Financial Officer and Treasurer	261,385	125,481	15,370	402,236
Thomas T. Ungurean Senior Vice President, Equipment, Procurement and Maintenance	233,333	190,385	16,572	440,290
Gregory J. Honish Senior Vice President, Operations	142,116	70,096	12,771	224,983
Michael B. Gardner Secretary and General Counsel	152,083	75,567	13,560	241,210

(1)	Amounts shown in this column represent base salaries paid to the named executive officers in 2009 and include pro-rated amounts based on the increases in base salaries that occurred in 2009.

(2)	The bonus amounts for the named executive officers reflect bonuses paid in late 2009 and early 2010 that relate to services performed in 2009, in the following amounts for each of the named executive officers: Charles C. Ungurean: $225,000; Jeffrey M. Gutman: $112,500; Thomas T. Ungurean: $175,000; Gregory J. Honish: $63,750; and Michael B. Gardner: $61,625. The bonus amounts also include vacation payments in 2009 (including in the case of Michael B. Gardner an additional payment in early 2010 with respect to cancelled vacation time in late 2009 during which he performed services for us), as follows: Charles C. Ungurean: $23,077; Jeffrey M. Gutman: $12,981; Thomas T. Ungurean: $15,385; Gregory J. Honish: $6,346; and Michael B. Gardner: $13,942.

(3)	Amounts shown in this column include contributions being made to our defined contribution money purchase pension plan for each of the named executive officers with respect to services performed in 2009, payments made in 2009 with respect to life insurance benefits provided to each of the named executive officers and a holiday-related allowance paid in 2009 to each of the named executive officers. For each of Charles C. Ungurean and Thomas T. Ungurean, who are provided company-owned automobiles primarily for business use (with personal use being limited to usage for commuting purposes), the amount shown also includes the cost to us of providing an automobile to them for their use for the estimated personal usage portion thereof for commuting purposes (20% of the total cost in the case of Charles C. Ungurean and 5% of the total cost in the case of Thomas T. Ungurean) in the amount of $3,434 and $1,152, respectively.

Grants of Plan-Based Awards for 2009

The named executive officers received no grants of plan-based awards during the year ended December 31, 2009.

Outstanding Equity-Based Awards at December 31, 2009

The following table provides information regarding outstanding equity-based awards held by the named executive officers as of December 31, 2009. All such equity-based awards consist of phantom units granted under the LTIP. Neither Charles C. Ungurean nor Thomas T. Ungurean held any outstanding equity-based awards at December 31, 2009. None of the named executive officers hold outstanding option awards.

	Unit Awards
	Number of	Market Value of
	Phantom Units	Phantom Units
	That Have Not	That Have Not
Name	Vested(1)(2)	Vested ($)(3)

Jeffrey M. Gutman Senior Vice President, Chief Financial Officer and Treasurer	14,848	$258,801
Gregory J. Honish Senior Vice President, Operations	5,128	$89,381
Michael B. Gardner Secretary and General Counsel	3,204	$55,846

(1)	Represents the number of units that were awarded prior to the unit split described under “Summary — The Transactions.”

(2)	On March 31, 2010, 7,425 of Mr. Gutman’s units vested and the remaining unvested units will vest on March 31, 2011. Messrs. Honish’s and Gardner’s remaining unvested units, which were granted in 2007, will vest 50% on December 1, 2010 and 50% on December 1, 2011.

(3)	Based on the fair market value of our common units of $17.43 on December 31, 2009.

Units Vested in 2009

The following table shows the phantom unit awards that vested during 2009. Charles C. Ungurean and Thomas T. Ungurean did not hold or vest in any phantom unit awards in 2009 and none of the named executive officers held or exercised any stock options in 2009.

	Number of	Value
	Units Acquired	Realized on
Name	on Vesting (#)(3)	Vesting ($)

Jeffrey M. Gutman Senior Vice President, Chief Financial Officer and Treasurer(1)	7,425	$83,160
Gregory J. Honish Senior Vice President, Operations(2)	2,564	$44,691
Michael B. Gardner Secretary and General Counsel(2)	1,603	$27,940

(1)	Mr. Gutman’s units vested on March 31, 2009, and the value realized amount reflects a unit value of $11.20 per unit, the fair market value on such vesting date.
(2)	Units vested on December 1, 2009, and the value realized amounts reflect a unit value of $17.43 per unit, the fair market value on such vesting date.

(3)	Represents the number of units that were awarded prior to the unit split described under “Summary — The Transactions.”

Pension Benefits

The named executive officers do not participate in any pension plans and received no pension benefits (other than with respect to our defined contribution money purchase pension plan) during the year ended December 31, 2009.

Nonqualified Deferred Compensation

The named executive officers do not participate in any nonqualified deferred compensation plans and received no nonqualified deferred compensation during the year ended December 31, 2009.

Potential Payment Upon Termination or Change in Control

Employment Agreements with Named Executive Officers

Our general partner has entered into new employment agreements with each of Messrs. Charles C. Ungurean, Gutman, Thomas T. Ungurean, Honish and Gardner, which will become effective upon the closing of this offering, and which will replace and supersede our named executive officers’ existing employment agreements that were entered into prior to 2009. Each of these new employment agreements has an initial term of two years. These employment agreements are each automatically extended for successive one-year periods unless and until either party elects to terminate the agreement by giving at least 90 days written notice prior to the commencement of the next succeeding one-year period. These agreements establish customary employment terms including base salaries, bonuses and other incentive compensation and other benefits. For information regarding the base salaries and other compensation to be provided under the new employment agreements, please refer to the discussion above under “Compensation Discussion and Analysis — Employment and Severance Arrangements.”

These employment agreements also provide for, among other things, the payment of severance benefits and in some cases the continuation of certain benefits following certain terminations of employment by our general partner or the termination of employment for “Good Reason” (as defined in each of the employment agreements) by the executive officer. Under these agreements, if the executive’s employment is terminated by the general partner without “Cause” (as defined in the employment agreements) or the executive resigns for Good Reason, in each case, during the term of the agreement the executive will have the right to a lump sum cash payment by our general partner equal to one times (two times with respect to Charles C. Ungurean and Thomas T. Ungurean) the executive’s annual base salary on the date of such termination, which will be subject to reimbursement by us to our general partner. In addition, for Messrs. Charles C. Ungurean and Thomas T. Ungurean, in the event of a termination due to death or disability (as such term is defined in the employment agreements), or by our general partner without Cause, the executive and his dependents will be entitled to continued participation in our general partner’s employee benefit plans and insurance arrangements providing medical and dental benefits in which they are enrolled at the time of such termination for the remainder of the employment term, provided that the continuation is permitted at the time of termination under the terms of our general partner’s employee benefit plans and insurance arrangements. Under these new employment agreements, if our general partner chooses to terminate a named executive officer’s employment without cause or the executive resigns for good reason, in each case within 12 months after the expiration of the agreement following notice by our general partner that it is not renewing the term of the agreement, the named executive officer would be entitled to a lump sum payment equal to six months of the named executive officer’s base salary. All of the foregoing severance benefits are conditioned on the executive executing a release of claims in favor of our general partner and its affiliates including us.

“Cause” is defined in each employment agreement as the executive having (i) engaged in gross negligence, gross incompetence or willful misconduct in the performance of the duties required of him under the employment agreement, (ii) refused without proper reason to perform the duties and responsibilities required of him under the employment agreement, (iii) willfully engaged in conduct that is materially injurious to our general partner or its affiliates including us (monetarily or otherwise), (iv) committed an act of fraud, embezzlement or willful breach of fiduciary duty to our general partner or an affiliate including us (including the unauthorized disclosure of confidential or proprietary material information of our general partner or an affiliate including us or, in the case of Mr. Gutman’s employment agreement only, including instead the unauthorized disclosure of information that is, and is known or reasonably should have been known to the executive to be, confidential or proprietary information of our general partner or an affiliate including us) or (v) been convicted of (or pleaded no contest to) a crime involving fraud, dishonesty or moral turpitude or any felony. “Good Reason” is defined in each employment agreement as a termination by the executive in connection with or based upon (i) a material diminution in the executive’s responsibilities, duties or authority, (ii) a material diminution in the executive’s base compensation or (iii) a material breach by us of any material provision of the employment agreement (and, in the case of Mr. Gutman’s employment agreement, a breach of obligations with respect to his LTIP award granted on March 31, 2008).

Each employment agreement also contains certain confidentiality covenants prohibiting each executive officer from, among other things, disclosing confidential information relating to our general partner or any of its affiliates including us. The employment agreements also contain non-competition and non-solicitation restrictions. For Messrs. Charles C. Ungurean and Thomas T. Ungurean, those provisions apply during the term of their respective agreements and continue for a period of two years following termination of employment for any reason. In addition, in connection with the contribution of Oxford Mining Company to us in August 2007, Messrs. Charles C. Ungurean and Thomas T. Ungurean agreed that they would not compete with us in the coal mining business in Illinois, Kentucky, Ohio, Pennsylvania, West Virginia and Virginia until August 24, 2014. In the cases of Messrs. Honish, Gardner and Gutman, those provisions apply during the term of their respective employment with our general partner and continue for a period of 12 months following termination of employment for any reason if such termination occurs during the term of the employment agreement and not in connection with the expiration of the employment agreement.

The following table shows the value of the severance benefits and other benefits for the named executive officers under the new employment agreements, assuming each named executive officer had terminated employment immediately following the closing of this offering and the effectiveness of the new employment agreements.

		Death or	Termination	Resignation for
		Disability	Without Cause	Good Reason
Name	Payment Type	($)	($)	($)

Charles C. Ungurean	Cash severance		$1,000,000	$1,000,000
	Benefit continuation	$10,769	10,769
	Total	10,769	1,010,769	1,000,000
Thomas T. Ungurean	Cash severance		550,000	550,000
	Benefit continuation	9,212	9,212
	Total	9,212	559,212	550,000
Jeffrey M. Gutman	Cash severance		270,000	270,000
Gregory J. Honish	Cash severance		185,000	185,000
Michael B. Gardner	Cash severance		165,000	165,000

If the named executive officers had terminated employment on December 31, 2009, they would have been entitled to severance payments under their prior employment agreements, each of which was in effect on December 31, 2009. The prior employment agreements provided for severance payments upon a termination of the executives’ employment without cause or for good reason during the term of those agreements, based upon the same multiples of base salary as provided in the employment agreements that will become effective upon the closing of this offering. If the named executive officers had incurred a termination of employment without cause or for good reason on December 31, 2009, their severance payments would have been determined based on their base salaries in effect at that time. For additional information regarding the named executive officers’ base salaries in 2009, please refer above to “Compensation Discussion and Analysis-Elements of Compensation Programs-Base Salaries.”

Our named executive officers other than Mr. Gutman are not entitled to any additional payments or benefits upon the occurrence of a change in control with respect to us or our general partner. Mr. Gutman’s prior employment agreement provided, and his new employment agreement continues to provide, that, upon the occurrence of a change in control with respect to us or our general partner, all of the awards granted to Mr. Gutman under our LTIP that have not vested as of the date of the change in control will immediately vest. Assuming that a change in control with respect to us or our general partner had occurred on December 31, 2009, Mr. Gutman would have been entitled to accelerated vesting with respect to 14,848 phantom units that he held as of such date, having an aggregate fair market value as of such date of $258,801. In addition, pursuant to a provision in Mr. Gutman’s prior employment agreement, in connection with the closing of this offering, Mr. Gutman will receive a 0.5% profits participation interest in our general partner. The interest will vest over the four-year period following the closing of this offering and will be subject to accelerated vesting upon a change in control with respect to us or our general partner.

Long-Term Incentive Plan

The board of directors of our general partner has adopted our LTIP for employees, consultants and directors of our general partner and affiliates who perform services for us. As of July 13, 2010, 99,541 unvested phantom units are outstanding under our LTIP (or 181,248 phantom units after taking into account the split described at “Summary — The Transactions”). A phantom unit is a notional unit granted under the LTIP that entitles the holder to receive an amount of cash equal to the fair market value of one common unit upon vesting of the phantom unit, unless the Board elects to pay such vested phantom unit with a common unit in lieu of cash. Historically, our Board has always issued common units in lieu of cash. Prior to the closing of this offering, we will adopt an amended and restated LTIP, which will allow for awards of options, phantom units, restricted units, unit awards, other unit-based awards and unit appreciation rights. Distribution equivalent rights may be granted in tandem with phantom units. The amended and restated LTIP will limit the number of units that may be delivered pursuant to awards under the LTIP to a number of units equal to 10% of the number of issued and outstanding common and subordinated units immediately following the closing of this offering. However, units that are forfeited (including units forfeited in net issuances) or units that are subject to awards that are cancelled without the issuance of units are available for new awards under the LTIP. The LTIP provides that it is to be administered by the board of directors of our general partner, provided that the board may delegate authority to administer the LTIP to a committee of non-employee directors.

The LTIP may be terminated or amended at any time with respect to any units for which a grant has not yet been made. The LTIP or any part thereof may also be altered or amended from time to time, including increasing the number of units that may be granted, subject to unitholder approval as required by the exchange upon which the common units are listed at that time. However, no change in any outstanding grant may be made that would materially reduce the vested benefits of the participant without the consent of the participant. The plan will expire when units are no longer available under the plan for grants, upon its termination by the plan administrator or upon the tenth anniversary of the date that the LTIP’s amendment and restatement was approved by our partners.

Retirement Plan

We provide qualified retirement plan benefits to our executive officers and all other eligible employees. Through 2009, we maintained a defined contribution money purchase pension plan to which we made contributions for the benefit of the participants. Effective with 2010, we adopted a 401(k) plan in which all eligible employees can elect to contribute compensation for retirement, either on a tax deferred or after-tax basis. We use the 401(k) plan to assist our eligible employees in saving for retirement on a tax-deferred or after-tax basis. The 401(k) plan permits all eligible employees to make voluntary pre-tax contributions to the plan, subject to applicable tax limitations. Employee contributions are subject to annual dollar limitations (for 2010, $16,500 for participants age 49 and under and $22,000 for participants age 50 and over), which are periodically adjusted for inflation. The 401(k) plan is intended to be tax-qualified under section 401(a) of the Internal Revenue Code so that contributions to the plan (other than after-tax contributions), and income earned on plan contributions, are not taxable to employees until withdrawn from the plan and so that tax-deferred contributions, if any, will be deductible when made. The plan permits us to make annual discretionary contributions to the plan as a percentage of the eligible compensation of participants in the plan. Annual contributions of 3% or more of such eligible compensation will maintain “safe harbor” tax-qualified status for the plan, and while it is discretionary we intend generally to make annual contributions at that level or higher. For 2010, we have committed to make an employer discretionary contribution of 4% of such eligible compensation.

Compensation of Directors

Our general partner’s non-employee directors are compensated for their service as directors under our general partner’s Non-Employee Director Compensation Plan. Our non-employee directors are directors that (i) are not an officer or employee of our general partner or any of its subsidiaries or affiliates, (ii) are not affiliated with or related to any party that receives compensation from our general partner or any of its subsidiaries and affiliates, and (iii) have not entered into an arrangement with our general partner or any of its subsidiaries and affiliates to receive compensation from any such entity other than in respect of his services as a member of the Board. In addition, other members of the Board that are not employees of our general partner can be approved by the Board for participation in such plan, effective as of January 1 of the calendar year following such approval.

Each non-employee director covered by the plan will receive an annual compensation package consisting of the following:

•	a $50,000 cash retainer;

•	a $50,000 annual unit grant; and

•	where applicable, a committee chair retainer of $10,000 for each committee chaired.

In addition, each non-employee director will receive per meeting fees of:

•	$1,000 for Board meetings attended in person;

•	where applicable, $500 for Board committee meetings attended in person; and

•	$500 for telephonic Board meetings and committee meetings greater than one hour in length.

In addition, in connection with the initial election of a non-employee director to the Board, the Board may determine that such non-employee directors will receive a one-time grant of unrestricted common units. For example, in connection with Peter B. Lilly’s election to the Board, the Board determined that Mr. Lilly will receive a number of common units on the date that is 30 days after the closing of this offering if he is a member of the Board on that date. The number of units to be granted to Mr. Lilly assuming he is a member of the Board on that date will equal 2,703. Furthermore, for 2011 and thereafter, each non-employee director may elect to receive the cash components of their compensation under the plan, as outlined above, in the form of unrestricted common units granted under the LTIP representing an equivalent value at the date of issuance. Such elections must be made in advance of the year in which the compensation is earned or at the directors’ initial appointment for years beginning after 2010. The annual compensation package is paid to each non-employee director based on his or her service on the Board for the period beginning upon the date of his or her appointment to the Board. If a non-employee director’s service on the Board commences after the first day of a calendar year, such non-employee director will receive a prorated annual compensation package for such year. The annual Board membership retainer and, if applicable, committee chair retainer are paid in quarterly installments. For calendar year 2011 and thereafter, the annual unit grants will also be paid in quarterly installments of units having equivalent fair market value on the date of issuance to one fourth of the total annual grant value described above. If board membership or committee chairmanship terminates during the year, amounts due on subsequent quarterly payment dates would not be paid. Units awarded to non-employee directors under the annual compensation package or upon first election to the Board, and any units issued upon a non-employee director’s election to receive units in lieu of cash compensation, are granted under the LTIP and vest on the date of grant. Cash distributions will be paid on these units from and after the time of their issuance. Each non-employee director is also reimbursed for out-of-pocket expenses in connection with attending meetings of the Board or its committees. Each director will be indemnified by us for actions associated with being a director of our general partner to the fullest extent permitted under Delaware law.

Director Compensation Table for 2009

The following table sets forth the compensation paid to our non-employee directors for the year ended December 31, 2009, as described above. None of our non-employee directors held any unvested units as of December 31, 2009.

	Fees Earned or
Name	Paid in Cash ($)	Unit Awards ($)(1)	Total ($)

Gerald A. Tywoniuk	$30,000	$20,010	$50,010

(1)	The amount in this column represents unit awards made to directors under the LTIP in 2009. These awards were granted and vested on December 1, 2009 and had a fair market value of $17.43 per unit on such date.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of units following the consummation of this offering and the related transactions by:

•	each person who is known to us to beneficially own 5% or more of such units to be outstanding;

•	our general partner;

•	each of the directors and named executive officers of our general partner; and

•	all of the directors and executive officers of our general partner as a group.

All information with respect to beneficial ownership has been furnished by the respective directors, officers or 5% or more unitholders as the case may be.

Our general partner is owned 33.7% by C&T Coal and 66.3% by AIM Oxford (both of which are reflected as 5% or more unitholders in the table below). C&T Coal is owned by Charles C. Ungurean and Thomas T. Ungurean, each a member of our management team, and AIM Oxford is owned by AIM Coal LLC and certain investment partnerships affiliated with AIM.

The amounts and percentage of units beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. In computing the number of common units beneficially owned by a person and the percentage ownership of that person, common units subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of July 13, 2010, if any, are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all units shown as beneficially owned by them, subject to community property laws where applicable.

The percentage of units beneficially owned is based on a total of 10,280,368 common units and 10,280,380 subordinated units outstanding immediately following this offering.

					Percentage of
				Percentage of	Total Common
		Percentage of	Subordinated	Subordinated	and Subordinated
	Common Units	Common Units	Units to be	Units to be	Units to be
	to be Beneficially	to be Beneficially	Beneficially	Beneficially	Beneficially
Name of Beneficial Owner	Owned	Owned	Owned	Owned	Owned

AIM Oxford Holdings, LLC(1)(2)	930,349	9.0%	6,813,160	66.3%	37.7%
C&T Coal, Inc.(3)	473,454	4.6%	3,467,220	33.7%	19.2%
George E. McCown(1)(2)(4)	930,349	9.0%	6,813,160	66.3%	37.7%
Brian D. Barlow(2)	—	—%	—	—%	—%
Matthew P. Carbone(1)(2)(4)	930,349	9.0%	6,813,160	66.3%	37.7%
Gerald A. Tywoniuk(3)	2,090	* %	—	—%	* %
Peter B. Lilly(3)(5)	2,703	* %	—	—%	* %
Charles C. Ungurean(3)(6)	473,454	4.6%	3,467,220	33.7%	19.2%
Thomas T. Ungurean(3)(6)	473,454	4.6%	3,467,220	33.7%	19.2%
Jeffrey M. Gutman(3)(7)	31,769	* %	—	—%	* %
Gregory J. Honish(3)(8)	9,338	* %	—	—%	* %
Michael B. Gardner(3)(9)	5,510	* %	—	—%	* %
Denise M. Maksimoski(3)(10)	6,290	* %	—	—%	* %
All directors and executive officers as a group (consisting of 10 persons)	1,461,503	14.2%	10,280,380	100.0%	57.1%

*	An asterisk indicates that the person or entity owns less than one percent.

(1)	AIM Oxford Holdings, LLC is governed by its sole manager, AIM Coal Management, LLC, a Delaware limited liability company. AIM Coal Management, LLC’s members consist of George E. McCown and Matthew P. Carbone, both directors of our general partner, and Robert B. Hellman, Jr. Messrs. McCown, Carbone and Hellman, in their capacity as members of AIM Coal Management, LLC, share voting and investment power with respect to the common and subordinated units owned by AIM Oxford Holdings, LLC.

(2)	The address for this person or entity is 950 Tower Lane, Suite 800, Foster City, California 94404.

(3)	The address for this person or entity is 41 South High Street, Suite 3450, Columbus, Ohio 43215.

(4)	Each of Messrs. McCown and Carbone disclaim beneficial ownership of the units, except to the extent of any pecuniary interest therein.

(5)	Represents the number of common units that will be granted to Peter B. Lilly on the date that is 30 days after the closing of this offering if he is a member of the Board on that date.

(6)	Charles C. Ungurean and Thomas T. Ungurean, as the shareholders of C&T Coal, Inc., share voting and investment power with respect to the common and subordinated units owned by C&T Coal, Inc. Each of Messrs. Charles C. Ungurean and Thomas T. Ungurean disclaim beneficial ownership of the units, except to the extent of any pecuniary interest therein.

(7)	Does not include 33,981 common units that could be issuable upon the vesting of phantom units, which phantom units will not vest within 60 days of July 13, 2010.

(8)	Does not include 9,338 common units that could be issuable upon the vesting of phantom units, which phantom units will not vest within 60 days of July 13, 2010.

(9)	Does not include 5,834 common units that could be issuable upon the vesting of phantom units, which phantom units will not vest within 60 days of July 13, 2010.

(10)	Does not include 10,614 common units that could be issuable upon the vesting of phantom units, which phantom units will not vest within 60 days of July 13, 2010.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Immediately following the closing of this offering, C&T Coal will own 473,454 common units and 3,467,220 subordinated units representing a combined 18.8% limited partner interest in us (or 30,793 common units and 3,467,220 subordinated units representing a combined 16.7% limited partner interest in us, if the underwriters exercise their option to purchase additional common units in full), and AIM Oxford will own 930,349 common units and 6,813,160 subordinated units representing a combined 36.9% limited partner interest in us (or 60,510 common units and 6,813,160 subordinated units representing a combined 32.8% limited partner interest in us, if the underwriters exercise their option to purchase additional common units in full). C&T Coal and AIM Oxford will own and control our general partner which owns a 2.0% general partner interest in us and all of our incentive distribution rights.

Distributions and Payments to Our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation and liquidation of Oxford Resource Partners, LP. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm’s-length negotiations.

Pre-IPO Stage

The consideration received by our general partner and its affiliates prior to or in connection with this offering	• 1,458,800 common units;

• 10,280,380 subordinated units;

• all of our incentive distribution rights;

• 2.0% general partner interest; and

• approximately $76.4 million in cash and accounts receivable.

Post-IPO Stage

Distributions of available cash to our general partner and its affiliates	We will initially make cash distributions 98.0% to the unitholders, including affiliates of our general partner, as the holders of an aggregate of 1,458,800 common units and all of the subordinated units and 2.0% to our general partner. If distributions exceed the minimum quarterly distribution and target distribution levels, our general partner will be entitled to increasing percentages of the distributions, up to 48.0% of the distributions above the highest target distribution level.

Assuming we have sufficient available cash to pay the full minimum quarterly distribution on all of our outstanding units for four quarters, our general partner and its affiliates would receive an annual distribution of approximately $0.7 million on the 2.0% general partner interest and approximately $20.5 million on their common units and subordinated units.

Payments to our general partner and its affiliates	Our general partner will not receive a management fee or other compensation for its management of Oxford Resource Partners, LP. Our general partner and its affiliates will be reimbursed for expenses incurred on our behalf. Our partnership agreement provides that our general partner will determine the amount of these expenses.

Withdrawal or removal of our general partner	If our general partner withdraws or is removed, its general partner interest and its incentive distribution rights will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read “The Partnership Agreement — Withdrawal or Removal of Our General Partner.”

Liquidation Stage

Liquidation	Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their particular capital account balances.

Ownership Interests of Certain Executive Officers and Directors of Our General Partner

Upon the closing of this offering, C&T Coal and AIM Oxford will continue to own 100.0% of our general partner. Charles C. Ungurean, the President and Chief Executive Officer of our general partner, and Thomas T. Ungurean, the Senior Vice President, Equipment, Procurement and Maintenance of our general partner, own all of the equity interests in C&T Coal. In addition, Brian D. Barlow, Matthew P. Carbone and George E. McCown serve on the board of directors of our general partner and are principals of AIM and have ownership interests in AIM.

In addition to the 2.0% general partner interest in us, our general partner owns the incentive distribution rights, which entitle the holder to increasing percentages, up to a maximum of 48.0%, of the cash we distribute in excess of $0.6563 per quarter, after the closing of our initial public offering. Upon the closing of this offering, C&T Coal will own 473,454 common units and 3,467,220 subordinated units, and AIM Oxford will own 930,349 common units and 6,813,160 subordinated units.

Advisory Services Agreement

Upon our formation in August 2007, Oxford Mining Company entered into an advisory services agreement with American Infrastructure MLP Management, L.L.C. and American Infrastructure MLP PE Management, L.L.C., which are affiliates of AIM, AIM Oxford and certain directors of our general partner. Our advisors performed financial and advisory services to us under this agreement, which will be terminated in connection with this offering in exchange for a one-time, non-recurring payment to our advisors of $2.5 million. Our advisors received annual compensation in the amount of $250,000 plus a fee determined by a formula, taking into account the increase in our gross revenue over the prior year. During the year ended December 31, 2009 and the first quarter of 2010, we paid our advisors in excess of $307,000 and $77,000, respectively, for these services, as well as $1.0 million during the year ended December 31, 2009 in fees for services relating to an amendment to our existing credit facility. During 2008 we paid our advisors $225,000 for these services, and we did not pay our advisors for these services in 2007. We were also obligated to reimburse our advisors for expenses incurred by them in the performance of their services to us.

Administrative and Operational Services Agreement

On August 24, 2007, we entered into an administrative and operational services agreement with Oxford Mining Company and our general partner. Under the terms of the agreement, our general partner provides services to us and is reimbursed for all related costs incurred on our behalf. The services that our general partner provides include, among other things, general administrative and management services, human resources, information technology, finance and accounting, corporate development, real property, marketing, engineering, operations (including mining operations), geologic services, risk management and insurance services. During the first quarter of 2010 and the years ended December 31, 2009, 2008 and 2007, we paid our general partner approximately $15.2 million, $46.5 million, $25.4 million and $139,000, respectively, for services, primarily related to payroll, performed under the agreement. Any party may terminate the administrative and operational services agreement by providing at least 30 days’ written notice to the other parties of its intention to terminate the agreement.

Contribution Agreements

In August 2007 we entered into a contribution and sale agreement with our general partner, C&T Coal, AIM Oxford, Charles C. Ungurean and Thomas C. Ungurean. Pursuant to the contribution and sale agreement, each of C&T Coal, Charles C. Ungurean and Thomas T. Ungurean (and any of their related parties) agreed not to directly or indirectly compete with us or to disseminate confidential information or trade secrets regarding us and our subsidiaries.

In March 2008 we entered into a contribution agreement with our general partner and AIM Oxford. Pursuant to this contribution agreement, we received a contribution of $8,820,000 from AIM Oxford as consideration for the issuance to AIM Oxford of 787,500 Class B common units. We also received a contribution of $180,000 from our general partner as consideration for the issuance to our general partner of approximately 16,071 general partner units.

In September 2008 we entered into a contribution agreement with our general partner, C&T Coal and AIM Oxford. Pursuant to this contribution agreement, we received a contribution of $686,000 from C&T Coal and a contribution of $1,274,000 from AIM Oxford as consideration for the issuance to C&T Coal and AIM Oxford of 61,250 Class B common units and 113,750 Class B common units, respectively. We also received a contribution of $40,000 from our general partner as consideration for the issuance to our general partner of approximately 3,571 general partner units.

In August 2009 we entered into a contribution agreement with C&T Coal and AIM Oxford. Pursuant to this contribution agreement, we received a contribution of $1,050,000 from C&T Coal and $1,950,000 from AIM Oxford as consideration for the issuance to C&T Coal and AIM Oxford of 35 deferred participation units and 65 deferred participation units, respectively.

In September 2009 we entered into a contribution and conversion agreement with our general partner, C&T Coal and AIM Oxford. Pursuant to the contribution and conversion agreement, we received a contribution of $1,469,993.91 from C&T Coal and $6,860,012.25 from AIM Oxford as consideration for the issuance to C&T Coal and AIM Oxford of 84,337 Class B common units and 393,575 Class B common units, respectively. We also received a contribution of $231,224.62 from our general partner as consideration for the issuance to our general partner of approximately 13,266 general partner units. In connection with the execution of the contribution and conversion agreement, C&T Coal and AIM Oxford elected to convert their deferred participation units into approximately 60,241 Class B common units and approximately 111,876 Class B common units, respectively.

Investors’ Rights Agreement

We entered into an investors’ rights agreement on August 24, 2007 with our general partner, C&T Coal, AIM Oxford, Charles C. Ungurean and Thomas C. Ungurean. Pursuant to such agreement and subject to certain restrictions, C&T Coal was granted certain demand and “piggyback” registration rights. Pursuant to the terms of the agreement, C&T Coal has the right to require us to file a registration statement for the public sale of all of the common and subordinated units it owns at any time after the offering. In addition and subject to certain restrictions, if we sell any common units in a registered underwritten offering, C&T Coal will have the right to include its common units in that offering; provided, however, that the managing underwriter or underwriters of any such offering will have the right to limit the number of common units to be included in such sale. We will pay all expenses relating to any demand or piggyback registration, except for fees and disbursements of any counsel retained by C&T Coal and any underwriter or brokers’ commission or discounts.

In addition, the investors’ rights agreement gives C&T Coal the right to designate a number of directors to the board of directors of our general partner proportionate to its percentage share of the total outstanding membership interests in our general partner. AIM Oxford has the right to designate the remaining members of the board of directors of our general partner. However, the number of directors C&T Coal has the right to appoint will be reduced in the event that the number of directors appointed by C&T Coal and the number of independent directors (as defined in our partnership agreement) are less than fifty percent of the members of the board. C&T Coal’s right to designate members of the board of directors of our general partner will terminate upon C&T Coal, Charles C. Ungurean and Thomas T. Ungurean ceasing to own in the aggregate at least 5% of our common units and subordinated units.

Furthermore, the investors’ rights agreement gives C&T Coal, Charles C. Ungurean and Thomas T. Ungurean tag-along rights to sell their limited partner interests in us in any case where AIM Oxford requires C&T Coal, Charles C. Ungurean and Thomas T. Ungurean, pursuant to the investors’ rights agreement, to sell their interest in our general partner in connection with the sale by AIM Oxford of all of its interests in us and our general partner to a non-affiliated third party. All of the other rights provided for in the investors’ rights agreement related to dispositions of interests in us by AIM Oxford or C&T Coal, Charles C. Ungurean and Thomas T. Ungurean will terminate upon the completion of this offering.

Tunnel Hill Partners, LP

The vast majority of the ownership interest in Tunnel Hill Partners, LP is directly or indirectly owned by T&C Holdco, LLC and AIM Tunnel Hill Holdings II, LLC. T&C Holdco is wholly-owned by Charles C. Ungurean and Thomas T. Ungurean. AIM Tunnel Hill Holdings II, LLC is indirectly owned by AIM.

We are a party to an environmental services agreement with Tunnell Hill Reclamation LLC, a wholly owned subsidiary of Tunnel Hill Partners, LP, pursuant to which we provide certain landfill operational services. Receipts for these services for the first quarter of 2010 and the years ended December 31, 2009 and 2008 were approximately $0.2 million, $0.7 million and $1.1 million, respectively. We had no such receipts for 2007.

In addition, pursuant to a mining agreement, Tunnell Hill Reclamation LLC has granted us access to certain properties for the purpose of conducting mining operations. As consideration for such access, we have authorized the construction by Tunnell Hill Reclamation LLC of future landfills or other waste disposal facilities on such properties.

Procedures for Review, Approval and Ratification of Related Person Transactions

The board of directors of our general partner has adopted a code of business conduct and ethics in connection with the closing of this offering that will provide that the board of directors of our general partner or its authorized committee will periodically review all related person transactions that are required to be disclosed under SEC rules and, when appropriate, initially authorize or ratify all such transactions. In the event that the board of directors of our general partner or its authorized committee considers ratification of a related person transaction and determines not to so ratify, the code of business conduct and ethics will provide that our management will make all reasonable efforts to cancel or annul the transaction.

The code of business conduct and ethics will provide that, in determining whether or not to recommend the initial approval or ratification of a related person transaction, the board of directors of our general partner or its authorized committee should consider all of the relevant facts and circumstances available, including (if applicable) but not limited to: (i) whether there is an appropriate business justification for the transaction; (ii) the benefits that accrue to us as a result of the transaction; (iii) the terms available to unrelated third parties entering into similar transactions; (iv) the impact of the transaction on a director’s independence (in the event the related person is a director, an immediate family member of a director or an entity in which a director or an immediately family member of a director is a partner, shareholder, member or executive officer); (v) the availability of other sources for comparable products or services; (vi) whether it is a single transaction or a series of ongoing, related transactions; and (vii) whether entering into the transaction would be consistent with the code of business conduct and ethics.

The code of business conduct and ethics described above will be adopted in connection with the closing of this offering, and as a result the transactions described above were not reviewed under such policy.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates (including C&T Coal and AIM Oxford), on the one hand, and us and our unaffiliated limited partners, on the other hand. The directors and executive officers of our general partner have fiduciary duties to manage our general partner in a manner beneficial to its owners. At the same time, our general partner has a fiduciary duty to manage us in a manner beneficial to us and our unitholders.

Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us and our limited partners, on the other hand, our general partner will resolve that conflict. Our partnership agreement contains provisions that modify and limit our general partner’s fiduciary duties to the unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions taken by our general partner that, without those limitations, might constitute breaches of its fiduciary duty.

Our general partner will not be in breach of its obligations under the partnership agreement or its fiduciary duties to us or our unitholders if the resolution of the conflict is:

•	approved by the Conflicts Committee, although our general partner is not obligated to seek such approval;

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates;

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	fair and reasonable to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

Our general partner may, but is not required to, seek the approval of such resolution from the Conflicts Committee. In connection with a situation involving a conflict of interest, any determination by our general partner involving the resolution of the conflict of interest must be made in good faith, provided that, if our general partner does not seek approval from the Conflicts Committee and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the Partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or the Conflicts Committee may consider any factors it determines in good faith to consider when resolving a conflict. When our partnership agreement requires someone to act in good faith, it requires that person to have an honest belief that he is acting in the best interests of the partnership.

Conflicts of interest could arise in the situations described below, among others.

AIM Oxford and AIM, affiliates of our general partner, may compete with us.

Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner (or as general partner of another company of which we are a partner or member) or those activities incidental to its ownership of interests in us. In addition, C&T Coal and its affiliates are prohibited from competing with us in Illinois, Kentucky, Ohio, Pennsylvania, West Virginia and Virginia until August 2014. However, certain affiliates of our general partner, including AIM Oxford and AIM and its investment funds, are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us. Additionally, AIM, through its investment funds and managed accounts, makes investments and purchases entities in various areas of the energy sector, including the coal industry. These investments and acquisitions may include entities or assets that we would have been interested in acquiring.

Pursuant to the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, will not apply to our general partner or any of its affiliates, including its executive officers, directors, C&T Coal and AIM Oxford. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. Therefore, AIM Oxford may compete with us for investment opportunities and may own an interest in entities that compete with us. Until August 2014, C&T Coal and its affiliates may only compete with us outside the six states referred to above.

Our general partner is allowed to take into account the interests of parties other than us, such as C&T Coal and AIM Oxford, in resolving conflicts.

Our partnership agreement contains provisions that reduce the fiduciary standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of our general partner’s limited call right, its voting rights with respect to the units it owns, its registration rights and its determination whether or not to consent to any merger or consolidation of the partnership.

Our partnership agreement limits the liability and reduces the fiduciary duties owed by our general partner, and also restricts the remedies available to our unitholders for actions that, without those limitations, might constitute breaches of its fiduciary duty.

In addition to the provisions described above, our partnership agreement contains provisions that restrict the remedies available to our unitholders for actions that might otherwise constitute breaches of our general partner’s fiduciary duty. For example, our partnership agreement:

•	provides that our general partner shall not have any liability to us or our unitholders for decisions made in its capacity as general partner so long as such decisions are made in good faith and with the honest belief that the decision was in our best interest;

•	provides generally that affiliated transactions and resolutions of conflicts of interest not approved by the Conflicts Committee and not involving a vote of unitholders must either be (1) on terms no less favorable to us than those generally being provided to or available from unrelated third parties or (2) “fair and reasonable” to us, as determined by our general partner in good faith, provided that, in determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

•	provides that our general partner and its executive officers and directors will not be liable for monetary damages to us or our limited partners resulting from any act or omission unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its executive officers or directors acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that their conduct was criminal.

Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval

Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval or with respect to which our general partner has sought

Conflicts Committee approval, on such terms as it determines to be necessary or appropriate to conduct our business including, but not limited to, the following:

•	the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into our securities, and the incurring of any other obligations;

•	the purchase, sale or other acquisition or disposition of our securities, or the issuance of additional options, rights, warrants and appreciation rights relating to our securities;

•	the mortgage, pledge, encumbrance, hypothecation or exchange of any or all of our assets;

•	the negotiation, execution and performance of any contracts, conveyances or other instruments;

•	the distribution of our cash;

•	the selection and dismissal of employees and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

•	the maintenance of insurance for our benefit and the benefit of our partners;

•	the formation of, or acquisition of an interest in, the contribution of property to, and the making of loans to, any limited or general partnership, joint venture, corporation, limited liability company or other entity;

•	the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity, otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense, the settlement of claims and litigation;

•	the indemnification of any person against liabilities and contingencies to the extent permitted by law;

•	the making of tax, regulatory and other filings, or the rendering of periodic or other reports to governmental or other agencies having jurisdiction over our business or assets; and

•	the entering into of agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

Our partnership agreement provides that our general partner must act in “good faith” when making decisions on our behalf, and our partnership agreement further provides that in order for a determination to be made in “good faith,” our general partner must have an honest belief that the determination is in our best interests. Please read “The Partnership Agreement — Voting Rights” for information regarding matters that require unitholder approval.

Actions taken by our general partner may affect the amount of cash available for distribution to unitholders or accelerate the right to convert subordinated units.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

•	the amount and timing of asset purchases and sales;

•	cash expenditures and the amount of estimated reserve replacement expenditures;

•	borrowings;

•	the issuance of additional units; and

•	the creation, reduction or increase of reserves in any quarter.

Our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. This determination can affect the amount of cash that is distributed to our unitholders and to our general partner and the ability of the subordinated units to convert into common units.

In addition, our general partner may use an amount, initially equal to $35.0 million, which would not otherwise constitute available cash from operating surplus, in order to permit the payment of cash distributions on its units and incentive distribution rights. All of these actions may affect the amount of cash distributed to our unitholders and our general partner and may facilitate the conversion of subordinated units into common units. Please read “How We Make Cash Distributions.”

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

•	enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

•	hastening the expiration of the subordination period.

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make this distribution on all outstanding units. Please read “How We Make Cash Distributions — Subordination Period.”

Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us, or our operating company and its operating subsidiaries.

We will reimburse our general partner and its affiliates for expenses.

We will reimburse our general partner and its affiliates for costs incurred in managing and operating us. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith, and it will charge on a fully allocated cost basis for services provided to us. The fully allocated basis charged by our general partner does not include a profit component. Please read “Certain Relationships and Related Party Transactions.”

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, will not be the result of arm’s-length negotiations.

Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Neither our partnership agreement nor any of the other agreements, contracts, and arrangements between us and our general partner and its affiliates are or will be the result of arm’s-length negotiations. Similarly, agreements, contracts or arrangements between us and our general partner and its affiliates that are entered into following the closing of this offering will not be required to be negotiated on an arm’s-length basis, although, in some circumstances, our general partner may determine that the Conflicts Committee may make a determination on our behalf with respect to such arrangements.

Our general partner will determine, in good faith, the terms of any of these transactions entered into after the close of this offering.

Our general partner and its affiliates will have no obligation to permit us to use any facilities or assets of our general partner and its affiliates, except as may be provided in contracts entered into specifically for such use. There is no obligation of our general partner and its affiliates to enter into any contracts of this kind.

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements so that counterparties to such agreements have recourse only against our assets and not against our general partner or its assets or any affiliate of our general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained terms that are more favorable without the limitation on liability.

Common units are subject to our general partner’s limited call right.

Our general partner may exercise its right to call and purchase common units, as provided in our partnership agreement, or may assign this right to one of its affiliates or to us. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a result, a common unitholder may have to sell his common units at an undesirable time or price. Please read “The Partnership Agreement — Limited Call Right.”

Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

The attorneys, independent accountants and others who perform services for us have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or the Conflicts Committee and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to our general partner’s incentive distribution rights without the approval of the Conflicts Committee or our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

Our general partner has the right, at any time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (48.0%) for each of the prior four consecutive fiscal quarters, to reset the initial target distribution levels at higher levels based on our cash distribution at the time of the exercise of the reset election. Following a reset election by our general partner, the minimum quarterly distribution will be reset to an amount equal to the average cash distribution per common unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”), and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion; however, it is possible that our general partner could exercise this reset election at a time when we are experiencing declines in our aggregate cash distributions or at a time when our general partner expects that we will experience declines in our aggregate cash distributions in the foreseeable future. In such situations, our general partner may be experiencing, or may expect to experience, declines in the cash distributions it receives related to its incentive distribution rights and may therefore desire to be issued our common units, which are entitled to specified priorities with respect to our distributions and which therefore may be more advantageous for the general partner to own in lieu of the right to receive incentive distribution payments based on target distribution levels that are less certain to be achieved in the then current business environment. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued new common units to our general partner in connection with resetting the target distribution levels related to our general partner’s incentive distribution rights. Please read “How We Make Cash Distributions — Distributions of Available Cash — General Partner Interest and Incentive Distribution Rights.”

Fiduciary Duties

Our general partner is accountable to us and our unitholders as a fiduciary. Fiduciary duties owed to unitholders by our general partner are prescribed by law and the partnership agreement. The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, modify or eliminate, except for the contractual covenant of good faith and fair dealing, the fiduciary duties owed by the general partner to limited partners and the partnership.

Our partnership agreement contains various provisions restricting the fiduciary duties that might otherwise be owed by our general partner. We have adopted these provisions to allow our general partner or its affiliates to engage in transactions with us that would otherwise be prohibited by state-law fiduciary standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. Without such modifications, such transactions could result in violations of our general partner’s state-law fiduciary duty standards. We believe this is appropriate and necessary because the board of directors of our general partner has fiduciary duties to manage our general partner in a manner beneficial both to its owners, as well as to our unitholders. Without these modifications, our general partner’s ability to make decisions involving conflicts of interest would be restricted. The modifications to the fiduciary standards enable our general partner to take into consideration the interests of all parties involved, so long as the resolution is fair and reasonable to us. These modifications also enable our general partner to attract and retain experienced and capable directors. These modifications disadvantage the common unitholders because they restrict the rights and remedies that would otherwise be available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below, and permit our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interest. The following is a summary of the material restrictions of the fiduciary duties owed by our general partner to the limited partners:

State law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith” and will not be subject to any other standard under applicable law. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or our limited partners whatsoever. These standards reduce the obligations to which our general partner would otherwise be held.

Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of unitholders or that are not approved by the Conflicts Committee must be:

• on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•    “fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our general partner does not seek approval from the Conflicts Committee and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, the board of directors, which may include board members affected by the conflict of interest, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that our general partner or its officers and directors acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful.

Rights and remedies of unitholders	The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its fiduciary duties or of the partnership agreement. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

By purchasing our common units, each common unitholder automatically agrees to be bound by the provisions in our partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

Under our partnership agreement, we must indemnify our general partner and its officers, directors and managers, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful. We also must provide this indemnification for criminal proceedings when our general partner or these other persons acted with no knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it met the requirements set forth above. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act of 1933, or the Securities Act, in the opinion of the SEC, such indemnification is contrary to public policy and therefore unenforceable. Please read “The Partnership Agreement — Indemnification.”

DESCRIPTION OF THE COMMON UNITS

The Units

The common units represent limited partner interests in us. The holders of common units, along with the holders of subordinated units, are entitled to participate in partnership distributions and are entitled to exercise the rights and privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units and our general partner in and to partnership distributions, please read this section and “How We Make Cash Distributions.” For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read “The Partnership Agreement.”

Transfer Agent and Registrar

Duties

American Stock Transfer & Trust Company, LLC will serve as registrar and transfer agent for the common units. We pay all fees charged by the transfer agent for transfers of common units, except the following that must be paid by our unitholders:

•	surety bond premiums to replace lost or stolen certificates, or to cover taxes and other governmental charges in connection therewith;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

There is no charge to our unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their respective stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of such person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and has accepted the appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Each transferee:

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement;

•	represents that such transferee has the capacity, power and authority to enter into the partnership agreement; and

•	gives the consents, covenants, representations and approvals contained in our partnership agreement, such as the approval of all transactions and agreements we are entering into in connection with this offering.

Our general partner will cause any transfers to be recorded on our books and records from time to time as necessary to accurately reflect the transfers.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

Until common units have been transferred on our books, we and the transfer agent may treat the record holder of such common units as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as Appendix A. We will provide prospective investors with a copy of this agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to certain actions taken prior to, or in connection with, the closing of this offering, please read “Summary — The Transactions”;

•	with regard to distributions of available cash, please read “How We Make Cash Distributions”;

•	with regard to the fiduciary duties of our general partner, please read “Conflicts of Interest and Fiduciary Duties”;

•	with regard to the transfer of common units, please read “Description of the Common Units — Transfer of Common Units”; and

•	with regard to allocations of taxable income and taxable loss, please read “Material Federal Income Tax Consequences.”

Organization and Duration

We were organized in August 2007 and have a perpetual existence.

Purpose

Our purpose under the partnership agreement is limited to any business activities that are approved by our general partner and in any event that lawfully may be conducted by a limited partnership organized under Delaware law; provided that our general partner may not cause us to engage, directly or indirectly, in any business activity that our general partner determines would cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Although our general partner has the power to cause us, our operating company and its subsidiaries to engage in activities other than coal mining and marketing, our general partner may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. However, any decision by our general partner to cause us or our subsidiaries to invest in activities will be subject to its fiduciary duties as modified by our partnership agreement. In general, our general partner is authorized to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “— Limited Liability.”

Voting Rights

The following matters require the limited partner vote specified below. Various matters require the approval of a “unit majority,” which means:

•	during the subordination period, the approval of a majority of the outstanding common units, excluding those common units held by our general partner and its affiliates, and a majority of the outstanding subordinated units, each voting as a separate class; and

•	after the subordination period, the approval of a majority of the outstanding common units.

By virtue of the exclusion of those common units held by our general partner and its affiliates from the required vote, and by their ownership of all of the subordinated units, during the subordination period our general partner and its affiliates do not have the ability to ensure passage of, but do have the ability to ensure defeat of, any amendment that requires a unit majority.

In voting their common and subordinated units, our general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or our limited partners, including any duty to act in good faith or in the best interests of us and our limited partners.

Issuance of additional units	No approval rights.

Amendment of our partnership agreement	Certain amendments may be made by our general partner without the approval of our limited partners. Other amendments generally require the approval of a unit majority. Please read “— Amendment of Our Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority in certain circumstances. Please read “— Merger, Sale or Other Disposition of Assets.”

Continuation of our partnership upon dissolution	Unit majority. Please read “— Termination and Dissolution.”

Withdrawal of our general partner	No approval rights. Please read “— Withdrawal or Removal of Our General Partner.”

Removal of our general partner	Not less than 80.0% of the outstanding common units and subordinated units, voting as a single class, including common units and subordinated units held by our general partner and its affiliates. Please read “— Withdrawal or Removal of Our General Partner.”

Transfer of our general partner interest	After June 30, 2020, our general partner may transfer all or any of its general partner interest in us without approval. Prior to such date, the approval of a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, is required for a transfer of the general partner interest. Please read “— Transfer of General Partner Interest.”

Transfer of incentive distribution rights	No approval rights. Please read “— Transfer of Incentive Distribution Rights.”

Transfer of ownership interests in our general partner	No approval required at any time. Please read “— Transfer of Ownership Interests in Our General Partner.”

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that it otherwise acts in conformity with the provisions of our partnership agreement, its liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital they are obligated to contribute to us for their common units plus their share of any undistributed profits and assets. If it were determined, however, that the right of, or exercise of the right by, the limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that a limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for such a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of its assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

Our subsidiaries conduct business in Kentucky and Ohio. Our subsidiaries may conduct business in other states in the future. Maintenance of our limited liability as a member of our operating company may require compliance with legal requirements in the jurisdictions in which our operating company conducts business, including qualifying our subsidiaries to do business there.

Limitations on the liability of limited partners for the obligations of a limited partnership have not been clearly established in many jurisdictions. If, by virtue of our membership interest in our operating company or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as the general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities for the consideration and on the terms and conditions determined by our general partner without the approval of our limited partners.

It is possible that we will fund acquisitions through the issuance of additional common units, subordinated units or other partnership securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other partnership securities may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities that, as determined by our general partner, may have rights to distributions or special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit the issuance by our subsidiaries of equity securities, which may effectively rank senior to the common units.

Our general partner’s 2.0% general partner interest is subject to dilution. If we issue additional partnership securities in the future, our general partner must either make additional capital contributions to us to maintain its 2.0% general partner interest or its interests will be effectively diluted. Our general partner can choose to contribute capital by foregoing its right to receive future distributions in an amount equal to the capital to be contributed. Our general partner will also have the option to make a capital contribution in order to maintain its 2.0% general partner interest by contributing to us common units with a current market value equal to the capital to be contributed. In addition, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other partnership securities to the extent necessary to maintain its and its affiliates’ limited partner percentage interest in us, whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates. The holders of common units will not have preemptive rights to acquire additional common units or other partnership securities.

Amendment of Our Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or our limited partners, including any duty to act in good faith or in the best interests of us or our limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner must seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may:

(1) enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

(2) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which may be given or withheld at its option.

The provision of our partnership agreement preventing the amendments having the effects described in clauses (1) and (2) above can be amended upon the approval of the holders of at least 90.0% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). Upon the consummation of this offering, affiliates of our general partner will own 57.1% of the outstanding common and subordinated units as a single class (or 50.7% of the outstanding common and subordinated units as a single class, if the underwriters exercise their option to purchase additional common units in full).

No Unitholder Approval

Our general partner may generally make amendments to the partnership agreement without the approval of any limited partner to reflect:

(1) a change in our name, the location of our principal place of business, our registered agent or our registered office;

(2) the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

(3) a change that our general partner determines to be necessary or appropriate for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we, our operating company, nor its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

(4) a change in our fiscal year or taxable year and related changes;

(5) an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents, or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974 (“ERISA”), whether or not substantially similar to plan asset regulations currently applied or proposed;

(6) an amendment that our general partner determines to be necessary or appropriate for the authorization of additional partnership securities or rights to acquire partnership securities;

(7) any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

(8) an amendment effected, necessitated, or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

(9) any amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by our partnership agreement;

(10) mergers with, conveyances to or conversions to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the merger, conveyance or conversion other than those it receives by way of the merger, conveyance or conversion; or

(11) any other amendments substantially similar to any of the matters described above.

In addition, our general partner may make amendments to the partnership agreement without the approval of any limited partner if our general partner determines that those amendments:

(1) do not adversely affect in any material respect the limited partners considered as a whole or any particular class of partnership interests as compared to other classes of partnership interests;

(2) are necessary or appropriate to satisfy any requirements, conditions, or guidelines contained in any opinion, directive, order, ruling, or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

(3) are necessary or appropriate to facilitate the trading of units or to comply with any rule, regulation, guideline, or requirement of any securities exchange on which the units are or will be listed for trading;

(4) are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

(5) are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Limited Partner Approval

Our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in our being treated as an entity for federal income tax purposes in connection with any of the amendments described above under “— No Unitholder Approval.” No other amendments to our partnership agreement will become effective without the approval of holders of at least 90.0% of the outstanding units voting as a single class unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Merger, Sale or Other Disposition of Assets

A merger or consolidation of us requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger or consolidation and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interest of us or our limited partners.

In addition, our partnership agreement generally prohibits our general partner, without the prior approval of the holders of a unit majority, from causing us to, among other things, sell, exchange, or otherwise dispose of all or substantially all of our and our subsidiaries’ assets in a single transaction or a series of related transactions, including by way of merger, consolidation, other combination or sale of ownership interests of our subsidiaries. Our general partner may, however, mortgage, pledge, hypothecate, or grant a security interest in all or substantially all of our and our subsidiaries’ assets without that approval. Our general partner may also sell all or substantially all of our and our subsidiaries’ assets under a foreclosure or other realization upon those encumbrances without that approval.

If the conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity. The limited partners are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets, or any other transaction or event.

Our general partner may consummate any merger or consolidation without the approval of our limited partners if we are the surviving entity in the transaction, the transaction would not result in an amendment to our partnership agreement that the general partner could not adopt unilaterally, each of our units will be an identical unit of our partnership following the transaction, the units to be issued do not exceed 20.0% of our outstanding units immediately prior to the transaction and our general partner has received an opinion of counsel regarding certain limited liability and tax matters.

Termination and Dissolution

We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

(1) the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor general partner;

(2) the election of our general partner to dissolve us, if approved by the holders of a unit majority;

(3) the entry of a decree of judicial dissolution of our partnership; or

(4) at any time there are no limited partners, unless the partnership is continued without dissolution in accordance with the Delaware Act.

Upon a dissolution under clause (1), the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement and appoint as a successor general partner an entity approved by the holders of a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability of any limited partner; and

•	neither our partnership nor any of our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in “How We Make Cash Distributions — Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to June 30, 2020 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after June 30, 2020, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving at least 90 days’ advance notice, and that withdrawal will not constitute a violation of our partnership agreement. In addition, our partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest and incentive distribution rights in us without the approval of the limited partners. Please read “— Transfer of General Partner Interest” and “— Transfer of Incentive Distribution Rights.”

Upon a voluntary withdrawal of our general partner after giving written notice to all partners, a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up, and liquidated, unless within a specified period of time after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “— Termination and Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 80.0% of all outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes. The ownership of more than 20.0% of the outstanding units by our general partner and its affiliates would give them the practical ability to prevent our general partner’s removal. At the closing of this offering, affiliates of our general partner will own 57.1% of the outstanding units (or 50.7% of the outstanding units, if the underwriters exercise their option to purchase additional common units in full).

Our partnership agreement also provides that if our general partner is removed as our general partner without cause and no units held by our general partner and its affiliates are voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of the interests at the time.

In the event of removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for their fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due to it, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Prior to June 30, 2020, our general partner may not transfer all or any part of its general partner interests in us to another person. After June 30, 2020, our general partner may transfer all or any part of its general partner interest in us to another person without the approval of the unitholders. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters.

Our general partner and its affiliates may at any time transfer units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.

Transfer of Ownership Interests in Our General Partner

At any time, the owners of our general partner may sell or transfer all or part of their ownership interests in our general partner to an affiliate or a third party without the approval of our unitholders.

Transfer of Incentive Distribution Rights

Our general partner or any other holder of incentive distribution rights may transfer any or all of its incentive distribution rights without unitholder approval.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove our general partner or otherwise change our management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20.0% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the prior approval of the board of directors of our general partner.

If our general partner is removed without cause and no units held by our general partner and its affiliates are voted in favor of that removal, our partnership agreement provides that, among other things, (i) all outstanding subordinated units will immediately convert into common units, (ii) any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished and (iii) our general partner will have the right to convert its general partner interest and incentive distribution rights into common units or receive cash in exchange for those interests. Please read “— Withdrawal or Removal of Our General Partner.”

Limited Call Right

If at any time our general partner and its affiliates own more than 80.0% of the outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining limited partner interests of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10 but not more than 60 days notice. The purchase price in the event of this purchase is the greater of:

•	the highest cash price paid by either of our general partner or any of its affiliates for any partnership securities of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those partnership securities; and

•	the current market price as of the date three days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material Federal Income Tax Consequences — Disposition of Common Units.”

Meetings; Voting

Except as described below regarding a person or group owning 20.0% or more of any class of units then outstanding, unitholders who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20.0% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage. The units representing the general partner interest are units for distribution and allocation purposes, but do not entitle our general partner to any vote other than its rights as general partner under our partnership agreement, will not be entitled to vote on any action required or permitted to be taken by the unitholders and will not count toward or be considered outstanding when calculating required votes, determining the presence of a quorum, or for similar purposes.

Each record holder of a unit has a vote according to its percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “— Issuance of Additional Securities.” However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates, acquires, in the aggregate, beneficial ownership of 20.0% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum, or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and its nominee provides otherwise. Except as our partnership agreement otherwise provides, subordinated units will vote together with common units as a single class.

Any notice, demand, request, report, or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner

By transfer of common units in accordance with our partnership agreement, each transferee of common units will be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Except as described above under “— Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.

Non-Citizen Assignees; Redemption

If we are or become subject to federal, state, or local laws or regulations that, in the determination of our general partner, create a substantial risk of cancellation or forfeiture of any property in which we have an interest in because of the nationality, citizenship or other related status of any limited partner, our general partner may require each limited partner to furnish information about his nationality, citizenship or related status. If a limited partner fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or our general partner determines after receipt of the information that the limited partner is not an eligible citizen, the limited partner may be treated as a non-citizen assignee. A non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation.

Furthermore, we have the right to redeem all of the common and subordinated units of any holder that our general partner concludes is not an eligible citizen or fails to furnish the information requested by our general partner. The redemption price in the event of such redemption for each unit held by such unitholder will be the lesser of (i) their current market price and (ii) the price paid for each such unit by the unitholder. The redemption price will be paid in cash or by delivery of a promissory note, as determined by our general partner. Any such promissory note will bear interest at the rate of 5% annually and be payable in three equal annual installments of principal and accrued interest, commencing one year after the redemption date.

Indemnification

Under our partnership agreement, we will indemnify the following persons in most circumstances, to the fullest extent permitted by law, from and against all losses, claims, damages, or similar events:

(1) our general partner;

(2) any departing general partner;

(3) any person who is or was an affiliate of our general partner or any departing general partner;

(4) any person who is or was an officer, director, member, partner, fiduciary or trustee of any entity described in (1), (2) or (3) above or any of their subsidiaries;

(5) any person who is or was serving as a director, officer, member, partner, fiduciary or trustee of another person at the request of our general partner or any departing general partner or any of their affiliates; and

(6) any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine in good faith the expenses that are allocable to us.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For fiscal and tax reporting purposes, we use the calendar year.

We will furnish or make available (by posting on our website or other reasonable means) to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining its federal and state tax liability and filing its federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to its interest as a limited partner, upon reasonable demand and at its own expense, have furnished to him:

•	a current list of the name and last known address of each partner;

•	a copy of our tax returns;

•	information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

•	copies of our partnership agreement, the certificate of limited partnership of the partnership, related amendments, and powers of attorney under which they have been executed;

•	information regarding the status of our business and financial condition; and

•	any other information regarding our affairs as is just and reasonable.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units, or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of Oxford Resources GP as our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Please read “Units Eligible for Future Sale.” C&T Coal, Charles C. Ungurean and Thomas T. Ungurean have no registration rights under our partnership agreement; however, they have registration rights pursuant to the investors’ rights agreement described in “Certain Relationships and Related Party Transactions — Investors’ Rights Agreement.”

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered by this prospectus, C&T Coal and AIM Oxford will hold an aggregate of 473,454 and 930,349 common units and 3,467,220 and 6,813,160 subordinated units, respectively (or 30,793 and 60,510 common units and 3,467,220 and 6,813,160 subordinated units if the underwriters exercise their option to purchase additional units in full). All of the subordinated units will convert into common units at the end of the subordination period. The sale of these common and subordinated units could have an adverse impact on the price of the common units or on any trading market that may develop.

The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the securities outstanding; or

•	the average weekly reported trading volume of the common units for the four weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least six months (provided we are in compliance with the current public information requirement) or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell common units under Rule 144 without regard to the rule’s public information requirements, volume limitations, manner of sale provisions and notice requirements.

Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders at any time. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read “The Partnership Agreement — Issuance of Additional Securities.”

Under our partnership agreement, our general partner and its affiliates, excluding any individual who is an affiliate of our general partner, have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any common units that they hold. Subject to the terms and conditions of the partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any common units to require registration of any of these common units and to include any of these common units in a registration by us of other common units, including common units offered by us or by any unitholder. Our general partner and its affiliates will continue to have these registration rights for two years following the withdrawal or removal of our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors, and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Except as described below, our general partner and its affiliates may sell their common units in private transactions at any time, subject to compliance with applicable laws. C&T Coal, Charles C. Ungurean and Thomas T. Ungurean do not have registration rights under our partnership agreement; however, they have registration rights pursuant to the investors’ rights agreement described under “Certain Relationships and Related Party Transactions — Investors’ Rights Agreement.”

C&T Coal, AIM Oxford, our general partner and the executive officers and directors of our general partner have agreed not to sell any common units they beneficially own for a period of 180 days from the date of this prospectus. Please read “Underwriting” for a description of these lock-up provisions.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

This section is a summary of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the U.S. and, unless otherwise noted in the following discussion, is the opinion of Latham & Watkins LLP, counsel to our general partner and us, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law. This section is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), existing and proposed Treasury regulations promulgated under the Internal Revenue Code (the “Treasury Regulations”) and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Oxford Resource Partners, LP and our operating subsidiaries.

The following discussion does not comment on all federal income tax matters affecting us or our unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the U.S. and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, IRAs, real estate investment trusts (REITs) or mutual funds. In addition, the discussion only comments, to a limited extent, on state, local, and foreign tax consequences. Accordingly, we encourage each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of common units.

No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions of Latham & Watkins LLP. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

All statements as to matters of federal income tax law and legal conclusions with respect thereto, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Latham & Watkins LLP and are based on the accuracy of the representations made by us.

For the reasons described below, Latham & Watkins LLP has not rendered an opinion with respect to the following specific federal income tax issues: (i) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales”); (ii) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “— Disposition of Common Units — Allocations Between Transferors and Transferees”); and (iii) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “— Tax Consequences of Unit Ownership — Section 754 Election” and “— Uniformity of Units”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable to the partnership or the partner unless the amount of cash distributed to him is in excess of the partner’s adjusted basis in his partnership interest.

Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the mining, production, transportation, storage and marketing of coal and certain other natural resources. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 3% of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and our general partner and a review of the applicable legal authorities, Latham & Watkins LLP is of the opinion that at least 90% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income may change from time to time.

No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status or the status of our operating subsidiaries for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Latham & Watkins LLP on such matters. It is the opinion of Latham & Watkins LLP that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below that:

•	We will be classified as a partnership for federal income tax purposes; and

•	Each of our operating subsidiaries will be disregarded as an entity separate from us or will be treated as a partnership for federal income tax purposes.

In rendering its opinion, Latham & Watkins LLP has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Latham & Watkins LLP has relied are:

•	Neither we nor the operating subsidiaries has elected or will elect to be treated as a corporation; and

•	For each taxable year, more than 90% of our gross income has been and will be income of the type that Latham & Watkins LLP has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code; and

We believe that these representations have been true in the past and expect that these representations will continue to be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were taxed as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to our unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as taxable dividend income, to the extent of our current and accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The discussion below is based on Latham & Watkins LLP’s opinion that we will be classified as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders of Oxford Resource Partners, LP will be treated as partners of Oxford Resource Partners, LP for federal income tax purposes. Also, unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of Oxford Resource Partners, LP for federal income tax purposes.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales.”

Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their tax consequences of holding common units in Oxford Resource Partners, LP. The references to “unitholders” in the discussion that follows are to persons who are treated as partners in Oxford Resource Partners, LP for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-Through of Taxable Income.  Subject to the discussion below under “— Entity-Level Collections,” we will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether we make cash distributions to him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions.  Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “— Disposition of Common Units” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution by us of cash to that unitholder. To the extent our distributions cause a unitholder’s “at-risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “— Limitations on Deductibility of Losses.”

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, depletion recapture and/or substantially appreciated “inventory items,” each as defined in the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, the unitholder will be treated as having been distributed his proportionate share of the Section 751 Assets and then having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (i) the non-pro rata portion of that distribution over (ii) the unitholder’s tax basis (generally zero) for the share of Section 751 Assets deemed relinquished in the exchange.

Ratio of Taxable Income to Distributions.  We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2013, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 25% or less of the cash distributed with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders will increase. These estimates are based upon the assumption that gross income from operations will approximate the amount required to make the minimum quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower than expected, and any differences could be material and could materially affect the value of the common units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of common units in this offering will be greater, and perhaps substantially greater, than our estimate with respect to the period described above if:

•	gross income from operations exceeds the amount required to make minimum quarterly distributions on all units, yet we only distribute the minimum quarterly distributions on all units; or

•	we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Basis of Common Units.  A unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to our general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read “— Disposition of Common Units — Recognition of Gain or Loss.”

Limitations on Deductibility of Losses.  The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder, estate, trust, or corporate unitholder (if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations) to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A common unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause his at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction to the extent that his at-risk amount is subsequently increased, provided such losses do not exceed such common unitholders’ tax basis in his common units. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at-risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or a unitholder’s investments in other publicly traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive loss limitations are applied after other applicable limitations on deductions, including the at-risk rules and the basis limitation.

A unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitations on Interest Deductions.  The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or qualified dividend income. The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections.  If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or our general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction.  In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or incentive distributions are made to our general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss, that loss will be allocated first to our general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to our general partner.

Specified items of our income, gain, loss and deduction will be allocated to account for (i) any difference between the tax basis and fair market value of our assets at the time of an offering and (ii) any difference between the tax basis and fair market value of any property contributed to us by the general partner and its affiliates that exists at the time of such contribution, together, referred to in this discussion as the “Contributed Property.” The effect of these allocations, referred to as Section 704(c) Allocations, to a unitholder purchasing common units from us in this offering will be essentially the same as if the tax bases of our assets were equal to their fair market values at the time of this offering. In the event we issue additional common units or engage in certain other transactions in the future, “reverse Section 704(c) Allocations,” similar to the Section 704(c) Allocations described above, will be made to the general partner and all of our unitholders immediately prior to such issuance or other transactions to account for the difference between the “book” basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of such issuance or future transaction. In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has “substantial economic effect.” In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Latham & Watkins LLP is of the opinion that, with the exception of the issues described in “— Section 754 Election” and “— Disposition of Common Units — Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales.  A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	all of these distributions would appear to be ordinary income.

Because there is no direct or indirect controlling authority on the issue relating to partnership interests, Latham & Watkins LLP has not rendered an opinion regarding the tax treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their units. The IRS has previously announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read “— Disposition of Common Units — Recognition of Gain or Loss.”

Alternative Minimum Tax.  Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

Tax Rates.  Under current law, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 35% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than twelve months) of individuals is 15%. However, absent new legislation extending the current rates, beginning January 1, 2011, the highest marginal U.S. federal income tax rate applicable to ordinary income and long-term capital gains of individuals will increase to 39.6% and 20%, respectively. Moreover, these rates are subject to change by new legislation at any time.

The recently enacted Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010 is scheduled to impose a 3.8% Medicare tax on certain net investment income earned by individuals, estates and trusts for taxable years beginning after December 31, 2012. For these purposes, net investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income or (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income, or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Section 754 Election.  We will make the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS unless there is a constructive termination of the partnership. Please read “— Disposition of Common Units — Constructive Termination.” The election will generally permit us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply with respect to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, the inside basis in our assets with respect to a unitholder will be considered to have two components: (i) his share of our tax basis in our assets (“common basis”) and (ii) his Section 743(b) adjustment to that basis.

We will adopt the remedial allocation method as to all our properties. Where the remedial allocation method is adopted, the Treasury Regulations under Section 743 of the Internal Revenue Code require a portion of the Section 743(b) adjustment that is attributable to recovery property that is subject to depreciation under Section 168 of the Internal Revenue Code and whose book basis is in excess of its tax basis to be depreciated over the remaining cost recovery period for the property’s unamortized Book-Tax Disparity. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, our general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these and any other Treasury Regulations. Please read “— Uniformity of Units.”

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as non-amortizable to the extent attributable to property which is not amortizable. This method is consistent with the methods employed by other publicly traded partnerships but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “— Uniformity of Units.” A unitholder’s tax basis for his common units is reduced by his share of our deductions (whether or not such deductions were claimed on an individual’s income tax return) so that any position we take that understates deductions will overstate the common unitholder’s basis in his common units, which may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “— Disposition of Common Units — Recognition of Gain or Loss.” Latham & Watkins LLP is unable to opine as to whether our method for depreciating Section 743 adjustments is sustainable for property subject to depreciation under Section 167 of the Internal Revenue Code or if we use an aggregate approach as described above, as there is no direct or indirect controlling authority addressing the validity of these positions. Moreover, the IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of the units. If such a challenge were sustained, the gain from the sale of units might be increased without the benefit of additional deductions.

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built–in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally a built–in loss or a basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year.  We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than twelve months of our income, gain, loss and deduction. Please read “— Disposition of Common Units — Allocations Between Transferors and Transferees.”

Initial Tax Basis, Depreciation and Amortization.  The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to (i) this offering will be borne by our general partner and its affiliates, and (ii) any other offering will be borne by our general partner and all of our unitholders as of that time. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. Please read “— Uniformity of Units.” Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction” and “— Disposition of Common Units — Recognition of Gain or Loss.”

The costs we incur in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties.  The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Coal Income.  Section 631 of the Internal Revenue Code provides special rules by which gains or losses on the sale of coal may be treated, in whole or in part, as gains or losses from the sale of property used in a trade or business under Section 1231 of the Internal Revenue Code. Specifically, Section 631(c) provides that if the owner of coal held for more than one year disposes of that coal under a contract by virtue of which the owner retains an economic interest in the coal, the gain or loss realized will be treated under Section 1231 of the Internal Revenue Code as gain or loss from property used in a trade or business. Section 1231 gains and losses may be treated as capital gains and losses. Please read “— Sales of Coal Reserves.” In computing such gain or loss, the amount realized is reduced by the adjusted depletion basis in the coal, determined as described in “— Coal Depletion.” For purposes of Section 631(c), the coal generally is deemed to be disposed of on the day on which the coal is mined. Further, Treasury regulations promulgated under Section 631 provide that advance royalty payments may also be treated as proceeds from sales of coal to which Section 631 applies and, therefore, such payment may be treated as capital gain under Section 1231. However, if the right to mine the related coal expires or terminates under the contract that provides for the payment of advance royalty payments or such right is abandoned before the coal has been mined, we may, pursuant to the Treasury regulations, file an amended return that reflects the payments attributable to unmined coal as ordinary income and not as received from the sale of coal under Section 631.

Our royalties from coal leases generally will be treated as proceeds from sales of coal to which Section 631 applies. Accordingly, the difference between the royalties paid to us by the lessees and the adjusted depletion basis in the extracted coal generally will be treated as gain from the sale of property used in a trade or business, which may be treated as capital gain under Section 1231. Please read “— Sales of Coal Reserves.” Our royalties that do not qualify under Section 631(c) generally will be taxable as ordinary income in the year of sale.

Coal Depletion.  In general, we are entitled to depletion deductions with respect to coal mined from the underlying mineral property. We generally are entitled to the greater of cost depletion limited to the basis of the property or percentage depletion. The percentage depletion rate for coal is 10%.

Depletion deductions we claim generally will reduce the tax basis of the underlying mineral property. Depletion deductions can, however, exceed the total tax basis of the mineral property. The excess of our percentage depletion deductions over the adjusted tax basis of the property at the end of the taxable year is subject to tax preference treatment in computing the alternative minimum tax. Please read “— Tax Consequences of Unit Ownership — Alternative Minimum Tax.” Upon the disposition of the mineral property, a portion of the gain, if any, equal to the lesser of the deductions for depletion which reduce the adjusted tax basis of the mineral property plus deductible development and mining exploration expenses (discussed below), or the amount of gain recognized upon the disposition, will be treated as ordinary income to us. In addition, a corporate unitholder’s allocable share of the amount allowable as a percentage depletion deduction for any property will be reduced by 20% of the excess, if any, of that partner’s allocable share of the amount of the percentage depletion deductions for the taxable year over the adjusted tax basis of the mineral property as of the close of the taxable year.

Mining Exploration and Development Expenditures.  We will elect to currently deduct mining exploration expenditures that we pay or incur to determine the existence, location, extent or quality of coal deposits prior to the time the existence of coal in commercially marketable quantities has been disclosed.

Amounts we deduct for mine exploration expenditures must be recaptured and included in our taxable income at the time a mine reaches the production stage, unless we elect to reduce future depletion deductions by the amount of the recapture. A mine reaches the producing stage when the major part of the coal production is obtained from working mines other than those opened for the purpose of development or the principal activity of the mine is the production of developed coal rather than the development of additional coal for mining. This recapture is accomplished through the disallowance of both cost and percentage depletion deductions on the particular mine reaching the producing stage. This disallowance of depletion deductions continues until the amount of adjusted exploration expenditures with respect to the mine have been fully recaptured. This recapture is not applied to the full amount of the previously deducted exploration expenditures. Instead, these expenditures are reduced by the amount of percentage depletion, if any, that was lost as a result of deducting these exploration expenditures.

We generally elect to defer mine development expenses, consisting of expenditures incurred in making coal accessible for extraction, after the exploration process has disclosed the existence of coal in commercially marketable quantities, and deduct them on a ratable basis as the coal benefited by the expenses is sold.

Mine exploration and development expenditures are subject to recapture as ordinary income to the extent of any gain upon a sale or other disposition of our property or of your common units. See “— Disposition of Common Units.” Corporate unitholders are subject to an additional rule that requires them to capitalize a portion of their otherwise deductible mine exploration and development expenditures. Corporate unitholders, other than some S corporations, are required to reduce their otherwise deductible exploration expenditures by 30%. These capitalized mine exploration and development expenditures must be amortized over a 60-month period, beginning in the month paid or incurred, using a straight-line method and may not be treated as part of the basis of the property for purposes of computing depletion.

When computing the alternative minimum tax, mine exploration and development expenditures are capitalized and deducted over a ten year period. Unitholders may avoid this alternative minimum tax adjustment of their mine exploration and development expenditures by electing to capitalize all or part of the expenditures and deducting them over ten years for regular income tax purposes. You may select the specific amount of these expenditures for which you wish to make this election.

Sales of Coal Reserves.  If any coal reserves are sold or otherwise disposed of in a taxable transaction, we will recognize gain or loss measured by the difference between the amount realized (including the amount of any indebtedness assumed by the purchaser upon such disposition or to which such property is subject) and the adjusted tax basis of the property sold. Generally, the character of any gain or loss recognized upon that disposition will depend upon whether our coal reserves or the mined coal sold are held by us:

•	for sale to customers in the ordinary course of business (i.e., we are a “dealer” with respect to that property);

•	for use in a trade or business within the meaning of Section 1231 of the Internal Revenue Code; or

•	as a capital asset within the meaning of Section 1221 of the Internal Revenue Code.

In determining dealer status with respect to coal reserves and other types of real estate, the courts have identified a number of factors for distinguishing between a particular property held for sale in the ordinary course of business and one held for investment. Any determination must be based on all the facts and circumstances surrounding the particular property and sale in question.

We intend to hold our coal reserves for use in a trade or business and achieving long-term capital appreciation. Although our general partner may consider strategic sales of coal reserves consistent with achieving long-term capital appreciation, our general partner does not anticipate frequent sales of coal reserves. Thus, the general partner does not believe we will be viewed as a dealer. In light of the factual nature of this question, however, there is no assurance that our purposes for holding our properties will not change and that our future activities will not cause us to be a “dealer” in coal reserves.

If we are not a dealer with respect to our coal reserves and we have held the disposed property for more than a one-year period primarily for use in our trade or business, the character of any gain or loss realized from a disposition of the property will be determined under Section 1231 of the Internal Revenue Code. If we have not held the property for more than one year at the time of the sale, gain or loss from the sale will be taxable as ordinary income.

A unitholder’s distributive share of any Section 1231 gain or loss generated by us will be aggregated with any other gains and losses realized by that unitholder from the disposition of property used in the trade or business, as defined in Section 1231(b) of the Internal Revenue Code, and from the involuntary conversion of such properties and of capital assets held in connection with a trade or business or a transaction entered into for profit for the requisite holding period. If a net gain results, all such gains and losses will be long-term capital gains and losses; if a net loss results, all such gains and losses will be ordinary income and losses. Net Section 1231 gains will be treated as ordinary income to the extent of prior net Section 1231 losses of the taxpayer or predecessor taxpayer for the five most recent prior taxable years to the extent such losses have not previously been offset against Section 1231 gains. Losses are deemed recaptured in the chronological order in which they arose.

If we are not a dealer with respect to our coal reserves and that property is not used in a trade or business, the property will be a “capital asset” within the meaning of Section 1221 of the Internal Revenue Code. Gain or loss recognized from the disposition of that property will be taxable as capital gain or loss, and the character of such capital gain or loss as long-term or short-term will be based upon our holding period of such property at the time of its sale. The requisite holding period for long-term capital gain is more than one year.

Upon a disposition of coal reserves, a portion of the gain, if any, equal to the lesser of (1) the depletion deductions that reduced the tax basis of the disposed mineral property plus deductible development and mining exploration expenses or (2) the amount of gain recognized on the disposition, will be treated as ordinary income to us.

Deduction for U.S. Production Activities.  Subject to the limitations on the deductibility of losses discussed above and the limitation discussed below, unitholders will be entitled to a deduction, herein referred to as the Section 199 deduction, equal to a specified percentage of our qualified production activities income that is allocated to such unitholder. The percentage is currently 9% for qualified production activities income.

Qualified production activities income is generally equal to gross receipts from domestic production activities reduced by cost of goods sold allocable to those receipts, other expenses directly associated with those receipts, and a share of other deductions, expenses and losses that are not directly allocable to those receipts or another class of income. The products produced must be manufactured, produced, grown or extracted in whole or in significant part by the taxpayer in the United States.

For a partnership, the Section 199 deduction is determined at the partner level. To determine his Section 199 deduction, each unitholder will aggregate his share of the qualified production activities income allocated to him from us with the unitholder’s qualified production activities income from other sources. Each unitholder must take into account his distributive share of the expenses allocated to him from our qualified production activities regardless of whether we otherwise have taxable income. However, our expenses that otherwise would be taken into account for purposes of computing the Section 199 deduction are only taken into account if and to the extent the unitholder’s share of losses and deductions from all of our activities is not disallowed by the basis rules, the at-risk rules or the passive activity loss rules. Please read “— Tax Consequences of Unit Ownership — Limitations on Deductibility of Losses.”

The amount of a unitholder’s Section 199 deduction for each year is limited to 50% of the IRS Form W-2 wages actually or deemed paid by the unitholder during the calendar year that are deducted in arriving at qualified production activities income. Each unitholder is treated as having been allocated IRS Form W-2 wages from us equal to the unitholder’s allocable share of our wages that are deducted in arriving at qualified production activities income for that taxable year. It is not anticipated that we or our subsidiaries will pay material wages that will be allocated to our unitholders, and thus a unitholder’s ability to claim the Section 199 deduction may be limited.

Disposition of Common Units

Recognition of Gain or Loss.  Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us that in the aggregate were in excess of cumulative net taxable income for a common unit and, therefore, decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held for more than twelve months will generally be taxed at a maximum U.S. federal income tax rate of 15% through December 31, 2010 and 20% thereafter (absent new legislation extending or adjusting the current rate). However, a portion of this gain or loss, which will likely be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation and depletion recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling discussed above, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, he may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees.  In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Internal Revenue Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations as there is no direct or indirect controlling authority on this issue. Recently, the Department of the Treasury and the IRS issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Existing publicly traded partnerships are entitled to rely on these proposed Treasury Regulations; however, they are not binding on the IRS and are subject to change until final Treasury Regulations are issued. Accordingly, Latham & Watkins LLP is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee unitholders because the issue has not been finally resolved by the IRS or the courts. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferor and transferee unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements.  A unitholder who sells any of his units is generally required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the U.S. and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination.  We will be considered to have been terminated for tax purposes if there are sales or exchanges which, in the aggregate, constitute 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of measuring whether the 50% threshold is reached, multiple sales of the same interest are counted only once. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. A constructive termination occurring on a date other than December 31 will result in us filing two tax returns (and unitholders could receive two Schedules K-1 if the relief discussed below is not available) for one fiscal year and the cost of the preparation of these returns will be borne by all common unitholders. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination. The IRS has recently announced a relief procedure whereby if a publicly traded partnership that has technically terminated requests publicly traded partnership technical termination relief and the IRS grants such relief, among other things, the partnership will only have to provide one Schedule K-1 to unitholders for the year notwithstanding two partnership tax years.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read “— Tax Consequences of Unit Ownership — Section 754 Election.”

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. Please read “— Tax Consequences of Unit Ownership — Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. In either case, and as stated above under “— Tax Consequences of Unit Ownership — Section 754 Election,” Latham & Watkins LLP has not rendered an opinion with respect to these methods. Moreover, the IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “— Disposition of Common Units — Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below to a limited extent, may have substantially adverse tax consequences to them. If you are a tax-exempt entity or a non-U.S. person, you should consult your tax advisor before investing in our common units.

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to it.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the U.S. because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, we will withhold at the highest applicable effective tax rate from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a U.S. trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which is effectively connected with the conduct of a U.S. trade or business. That tax may be reduced or eliminated by an income tax treaty between the U.S. and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

A foreign unitholder who sells or otherwise disposes of a common unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Under a ruling published by the IRS, interpreting the scope of “effectively connected income,” a foreign unitholder would be considered to be engaged in a trade or business in the U.S. by virtue of the U.S. activities of the partnership, and part or all of that unitholder’s gain would be effectively connected with that unitholder’s indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a foreign common unitholder generally will be subject to U.S. federal income tax upon the sale or disposition of a common unit if (i) he owned (directly or constructively applying certain attribution rules) more than 5% of our common units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the common units or the 5-year period ending on the date of disposition. Currently, more than 50% of our assets consist of U.S. real property interests and we do not expect that to change in the foreseeable future. Therefore, foreign unitholders may be subject to federal income tax on gain from the sale or disposition of their units.

Administrative Matters

Information Returns and Audit Procedures.  We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Latham & Watkins LLP can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. Our partnership agreement names Oxford Resources GP, LLC as our Tax Matters Partner.

The Tax Matters Partner has made and will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting.  Persons who hold an interest in us as a nominee for another person are required to furnish to us:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	whether the beneficial owner is:

•	a person that is not a U.S. person;

•	a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

•	a tax-exempt entity;

•	the amount and description of units held, acquired or transferred for the beneficial owner; and

•	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties.  An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

•	for which there is, or was, “substantial authority”; or

•	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which we do not believe includes us, or any of our investments, plans or arrangements.

A substantial valuation misstatement exists if (a) the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or adjusted basis, (b) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Internal Revenue Code Section 482 is 200% or more (or 50% or less) of the amount determined under Section 482 to be the correct amount of such price, or (c) the net Internal Revenue Code Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5 million or 10% of the taxpayer’s gross receipts.

No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200% or more than the correct valuation, the penalty imposed increases to 40%. We do not anticipate making any valuation misstatements.

Reportable Transactions.  If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2 million in any single year, or $4 million in any combination of 6 successive tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “— Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following provisions of the American Jobs Creation Act of 2004:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “— Accuracy-Related Penalties”;

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

Recent Legislative Developments

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, the U.S. House of Representatives recently passed legislation that would provide for substantive changes to the definition of qualifying income and the treatment of certain types of income earned from profits interests in partnerships. It is possible that these legislative efforts could result in changes to the existing federal income tax laws that affect publicly traded partnerships. As previously and currently proposed, we do not believe any such legislation would affect our tax treatment as a partnership. However, the proposed legislation could be modified in a way that could affect us. We are unable to predict whether any of these changes, or other proposals, will ultimately be enacted. Any such changes could negatively impact the value of an investment in our units.

On February 1, 2010, the White House released President Obama’s budget proposal for the fiscal year 2011 (the “Budget Proposal”). Among the changes contained in the Budget Proposal is the elimination of certain key U.S. federal income tax preferences currently available to coal exploration and development. The Budget Proposal would (i) eliminate current deductions and the 60-month amortization for exploration and development costs relating to coal and other hard mineral fossil fuels, (ii) repeal the percentage depletion allowance with respect to coal properties, (iii) repeal capital gains treatment of coal and lignite royalties, and (iv) exclude from the definition of domestic production gross receipts all gross receipts derived from the sale, exchange, or other disposition of coal, other hard mineral fossil fuels, or primary products thereof.

Legislation has been introduced in the Senate and includes many of the proposals outlined in the Budget Proposal. It is unclear whether any such changes will actually be enacted or, if enacted, how soon any such changes could become effective. The passage of any legislation as a result of the Budget Proposal or any other similar change in U.S. federal income tax law could affect certain tax deductions that are currently available with respect to coal exploration and development and could negatively impact the value of an investment in our units.

State, Local, Foreign and Other Tax Considerations

In addition to federal income taxes, you likely will be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We will initially own property or do business in Indiana, Kentucky, Ohio, Pennsylvania and West Virginia. Each of these states imposes a personal income tax on individuals. Most of these states also impose an income tax on corporations and other entities. We may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “— Tax Consequences of Unit Ownership — Entity-Level Collections.” Based on current law and our estimate of our future operations, our general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and depend upon, his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as U.S. federal tax returns, that may be required of him. Latham & Watkins LLP has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

INVESTMENT IN OXFORD RESOURCE PARTNERS, LP BY EMPLOYEE BENEFIT PLANS

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and the restrictions imposed by Section 4975 of the Internal Revenue Code and provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Internal Revenue Code or ERISA (collectively, “Similar Laws”). For these purposes the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs or annuities established or maintained by an employer or employee organization, and entities whose underlying assets are considered to include “plan assets” of such plans, accounts and arrangements. Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

•	whether in making the investment, the plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;

•	whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return. Please read “Material Federal Income Tax Consequences — Tax-Exempt Organizations and Other Investors;” and

•	whether making such an investment will comply with the delegation of control and prohibited transaction provisions of ERISA, the Internal Revenue Code and any other applicable Similar Laws.

The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans, and IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving “plan assets” with parties that, with respect to the plan, are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Internal Revenue Code. In addition, the fiduciary of the ERISA plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Internal Revenue Code.

In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our general partner would also be a fiduciary of such plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code, ERISA and any other applicable Similar Laws.

The Department of Labor regulations and Section 3(42) of ERISA provide guidance with respect to whether, in certain circumstances, the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets.” Under these rules, an entity’s assets would not be considered to be “plan assets” if, among other things:

(a) the equity interests acquired by the employee benefit plan are publicly offered securities — i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, are freely transferable and are registered under certain provisions of the federal securities laws;

(b) the entity is an “operating company,” — i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or

(c) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest, disregarding any such interests held by our general partner, its affiliates and some other persons, is held generally by the employee benefit plans referred to above that are subject to ERISA and IRAs and other similar vehicles that are subject to Section 4975 of the Internal Revenue Code.

Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (a) and (b) above.

In light of the serious penalties imposed on persons who engage in prohibited transactions or other violations, plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA, the Internal Revenue Code and other Similar Laws.

UNDERWRITING

Barclays Capital Inc. and Citigroup Global Markets Inc. are acting as representatives of the underwriters and as joint book-running managers of this offering. Under the terms of an underwriting agreement, a form of which has been filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below has severally agreed to purchase from us the respective number of common units shown opposite its name below:

Number of
Underwriters	Common Units

Barclays Capital Inc.	2,843,750
Citigroup Global Markets Inc.	2,843,750
Credit Suisse Securities (USA) LLC	875,000
Raymond James & Associates, Inc.	875,000
Wells Fargo Securities, LLC	875,000
UBS Securities LLC	437,500

Total	8,750,000

The underwriting agreement provides that the underwriters’ obligation to purchase the common units depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the obligation to purchase all of the common units offered hereby (other than those common units covered by their option to purchase additional common units as described below), if any of the common units are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the common units.

	No Exercise	Full Exercise

Per Common Unit	$1.2025	$1.2025

Total	$10,521,875	$12,100,156

The representatives of the underwriters have advised us that the underwriters propose to offer the common units directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $0.7215 per common unit. After the offering, the representatives may change the offering price and other selling terms.

In addition, we will pay Barclays Capital Inc. and Citigroup Global Markets Inc. a structuring fee equal to an aggregate of 0.5% of the gross proceeds from this offering for the evaluation, analysis and structuring of our partnership.

The expenses of the offering incurred by us are estimated to be $5.3 million (excluding underwriting discounts and commissions and structuring fees). We have agreed to reimburse the underwriters for certain costs and expenses incurred in connection with this offering, including costs and expenses incurred in connection with the directed unit program. We estimate that this reimbursement amount will not exceed $50,000.

Option to Purchase Additional Common Units

We have granted the underwriters an option exercisable for 30 days after the date of the underwriting agreement, to purchase, from time to time, in whole or in part, up to an aggregate of 1,312,500 additional common units at the public offering price less underwriting discounts and commissions and structuring fees. This option may be exercised if the underwriters sell more than 8,750,000 common units in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional common units based on the underwriter’s underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section.

Lock-Up Agreements

We, our subsidiaries, our general partner and its affiliates, including C&T Coal and AIM Oxford and the directors and executive officers of our general partner, have agreed that without the prior written consent of Barclays Capital Inc. and Citigroup Global Markets Inc., we and they will not directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any our common units (including, without limitation, common units that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the Securities and Exchange Commission and common units that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common units, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the common units, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any common units or securities convertible, exercisable or exchangeable into common units or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing for a period of 180 days after the date of this prospectus.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of material event unless such extension is waived in writing by Barclays Capital Inc. and Citigroup Global Markets Inc.

Barclays Capital Inc. and Citigroup Global Markets Inc., in their sole discretion, may release the common units and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common units and other securities from lock-up agreements, Barclays Capital Inc. and Citigroup Global Markets Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of common units and other securities for which the release is being requested and market conditions at the time. Barclays Capital Inc. and Citigroup Global Markets Inc. do not have any present intention, agreements or understandings, implicit or explicit, to release any of the common units or other securities subject to the lock-up agreements prior to the expiration of the lock-up period described above.

As described below under “— Directed Unit Program,” any participants in the Directed Unit Program will be subject to a 180-day lock up with respect to any common units sold to them pursuant to that program. This lock up will have similar restrictions and an identical extension provision as the lock-up agreement described above. Any common units sold in the Directed Unit Program to our general partner’s directors or officers will be subject to the lock-up agreement described above.

Offering Price Determination

Prior to this offering, there has been no public market for our common units. The initial public offering price was negotiated between the representatives and us. In determining the initial public offering price of our common units, the representatives considered:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded common units of generally comparable companies.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities incurred in connection with the Directed Unit Program referred to below, and to contribute to payments that the underwriters may be required to make for these liabilities.

Directed Unit Program

At our request, the underwriters have established a Directed Unit Program under which they have reserved for sale at the initial public offering price up to 5% of the common units offered hereby for officers, directors, employees and certain friends and family of our sponsors, officers, directors and employees. The number of common units available for sale to the general public will be reduced by the number of directed common units purchased by participants in the program. Any directed common units not so purchased will be offered by the underwriters to the general public on the same basis as the other common units offered hereby. Any participants in this program will be prohibited from selling, pledging or assigning any common units sold to them pursuant to this program for a period of 180 days after the date of this prospectus. This 180-day lock up period will be extended with respect to our issuance of an earnings release or if a material news or a material event relating to us occurs, in the same manner as described above under “— Lock-Up Agreements.”

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common units, in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	A short position involves a sale by the underwriters of common units in excess of the number of common units the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of common units involved in the sales made by the underwriters in excess of the number of common units they are obligated to purchase is not greater than the number of common units that they may purchase by exercising their option to purchase additional common units. In a naked short position, the number of common units involved is greater than the number of common units in their option to purchase additional common units. The underwriters may close out any short position by either exercising their option to purchase additional common units and/or purchasing common units in the open market. In determining the source of common units to close out the short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through their option to purchase additional common units. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common units in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common units originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of the common units. As a result, the price of the common units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common units. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common units for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

New York Stock Exchange

Our common units have been approved for listing on the New York Stock Exchange under the symbol “OXF.” The underwriters have undertaken to sell the minimum number of common units to the minimum number of beneficial owners necessary to meet the New York Stock Exchange distribution requirements for trading.

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of common units offered by them.

Stamp Taxes

If you purchase common units offered by this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Relationships/FINRA Conduct Rules

An affiliate of Citigroup Global Markets Inc. has performed commercial banking services for us for which it has received customary fees and expenses. The underwriters and their affiliates may in the future perform investment banking, commercial banking and advisory services for us from time to time for which they may in the future receive customary fees and expenses. Affiliates of Citigroup Global Markets Inc., Barclays Capital Inc., Credit Suisse Securities (USA) LLC, Raymond James & Associates, Inc. and Wells Fargo Securities, LLC are lenders under our new credit facility. An affiliate of Citigroup Global Markets Inc. is a lender under our existing credit facility and will receive a portion of the net proceeds from this offering pursuant to our repayment of the outstanding balance under our existing credit facility.

Because the Financial Industry Regulatory Authority, Inc., or FINRA, views the common units offered hereby as interests in a direct participation program, there is no conflict of interest between us and the underwriters under Rule 2720 of the National Association of Securities Dealers, Inc., or NASD, Conduct Rules and the offering is being made in compliance with Rule 2310 of the FINRA Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Selling Restrictions

Public Offer Selling Restrictions Under the Prospectus Directive

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive;

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

Selling Restrictions Addressing Additional Security Laws in Germany

This prospectus has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales

Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht -BaFin) nor any other German authority has been notified of the intention to distribute the common units in Germany. Consequently, the common units may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this prospectus and any other document relating to this offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of the common units to the public in Germany or any other means of public marketing. The common units are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1, in connection with Section 2, no. 6, of the German Securities Prospectus Act, Section 8f paragraph 2 no. 4 of the German Sales Prospectus Act, and in Section 2 paragraph 11 sentence 2 no. 1 of the German Investment Act. This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

This offering of our common units does not constitute an offer to buy or the solicitation or an offer to sell the common units in any circumstances in which such offer or solicitation is unlawful.

Selling Restrictions Addressing Additional Security Laws in the Netherlands

The common units may not be offered or sold, directly or indirectly, in the Netherlands, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

Notice to Prospective Investors in Switzerland

This prospectus is being communicated in Switzerland to a small number of selected investors only. Each copy of this prospectus is addressed to a specifically named recipient and may not be copied, reproduced, distributed or passed on to third parties. The common units are not being offered to the public in Switzerland, and neither this prospectus, nor any other offering materials relating to the common units may be distributed in connection with any such public offering.

We have not been registered with the Swiss Financial Market Supervisory Authority FINMA as a foreign collective investment scheme pursuant to Article 120 of the Collective Investment Schemes Act of June 23, 2006 (“CISA”). Accordingly, the common units may not be offered to the public in or from Switzerland, and neither this prospectus, nor any other offering materials relating to the common units may be made available through a public offering in or from Switzerland. The common units may only be offered and this prospectus may only be distributed in or from Switzerland by way of private placement exclusively to qualified investors (as this term is defined in the CISA and its implementing ordinance).

Selling Restrictions Addressing Additional Security Laws in the United Kingdom

We may constitute a “collective investment scheme” as defined by section 235 of the Financial Services and Markets Act 2000 ( “FSMA”) that is not a “recognised collective investment scheme” for the purposes of FSMA (“CIS”) and that has not been authorised or otherwise approved. As an unregulated scheme, it cannot be marketed in the United Kingdom to the general public, except in accordance with FSMA. This prospectus is only being distributed in the United Kingdom to, and is only directed at:

(i) if we are a CIS and are marketed by a person who is an authorised person under FSMA, (a) investment professionals falling within Article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) Order 2001, as amended (the “CIS Promotion Order”) or (b) high net worth companies and other persons falling within Article 22(2)(a) to (d) of the CIS Promotion Order; or

(ii) otherwise, if marketed by a person who is not an authorised person under FSMA, (a) persons who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”) or (b) Article 49(2)(a) to (d) of the Financial Promotion Order; and

(iii) in both cases (i) and (ii) to any other person to whom it may otherwise lawfully be made (all such persons together being referred to as “relevant persons”). The common units are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common units will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) in connection with the issue or sale of common units which are the subject of the offering contemplated by this prospectus will only be communicated or caused to be communicated in circumstances in which Section 21(1) of FSMA does not apply to us.

VALIDITY OF THE COMMON UNITS

The validity of the common units offered hereby will be passed upon for us by Latham & Watkins LLP, Houston, Texas. Certain legal matters in connection with the common units offered hereby will be passed upon for the underwriters by Andrews Kurth LLP, Houston, Texas.

EXPERTS

The consolidated financial statements of Oxford Resource Partners, LP and subsidiaries for the years ended December 31, 2009 and 2008, the period from August 24, 2007 to December 31, 2007 and of Oxford Mining Company and subsidiaries (the predecessor) for the period from January 1, 2007 to August 23, 2007 have been included in this prospectus in reliance upon the report of Grant Thornton LLP an independent registered public accounting firm, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing in giving said reports.

The combined financial statements for the carved-out surface mining operations of Phoenix Coal Inc. for the nine months ended September 30, 2009 and the years ended December 31, 2008 and 2007 included in this prospectus have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of said firm as experts in accounting and auditing.

The information included in this prospectus relating to the estimates of our proven and probable reserves associated with our surface mining operations in Ohio is derived from our internal estimates, which estimates were audited by John T. Boyd Company, an independent mining and geological consulting firm. The information included in this prospectus relating to the estimates of our proven and probable reserves associated with our surface mining operations in the Illinois Basin and our proven and probable underground coal reserves is derived from reserve reports prepared by John T. Boyd Company. This information is included in this prospectus upon the authority of said firm as an expert.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 regarding the common units. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered in this prospectus, you may desire to review the full registration statement, including the exhibits. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549 at prescribed rates or from the SEC’s web site on the Internet at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms.

As a result of the offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. Our website on the Internet will be located at http://www.oxfordresources.com, and we expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

We intend to furnish or make available to our unitholders annual reports containing our audited financial statements prepared in accordance with GAAP. Our annual report will contain a detailed statement of any transactions with our general partner or its affiliates, and of fees, commissions, compensation and other benefits paid, or accrued to our general partner or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed. We also intend to furnish or make available to our unitholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus may contain forward-looking statements. These statements can be identified by the use of forward-looking terminology including “will,” “may,” “believe,” “expect,” “anticipate,” “estimate,” “continue,” or other similar words. These statements discuss future expectations, contain projections of financial condition or of results of operations, or state other “forward-looking” information. These forward-looking statements involve risks and uncertainties. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors and other factors noted throughout this prospectus could cause our actual results to differ materially from those contained in any forward-looking statement.

INDEX TO FINANCIAL STATEMENTS

Oxford Resource Partners, LP and Subsidiaries
Introduction	F-2
Unaudited Pro Forma Consolidated Balance Sheet as of March 31, 2010	F-5
Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 2009	F-6
Unaudited Pro Forma Consolidated Statement of Operations for Three Months ended March 31, 2010	F-7
Notes to Unaudited Pro Forma Consolidated Financial Statements	F-8
Unaudited Condensed Consolidated Balance Sheets as of March 31, 2010 and December 31, 2009	F-11
Unaudited Condensed Consolidated Statements of Operations For the Three Months Ended March 31, 2010 and 2009	F-12
Unaudited Condensed Consolidated Statements of Partners’ Capital For the Three Months Ended March 31, 2010 and 2009	F-13
Unaudited Condensed Consolidated Statements of Cash Flows For the Three Months Ended March 31, 2010 and 2009	F-14
Notes to Condensed Consolidated Financial Statements	F-15
Report of Independent Registered Public Accounting Firm	F-26
Consolidated Balance Sheets as of December 31, 2009 and 2008	F-27
Consolidated Statements of Operations for the years ended December 31, 2009 and 2008 and the period from August 24, 2007 to December 31, 2007 and Predecessor Statement of Operations for the period from January 1, 2007 to August 23, 2007
F-28
Consolidated Statements of Partners’ Capital and Shareholders’ Equity for the years ended December 31, 2009 and 2008 and the periods from August 24, 2007 to December 31, 2007 and Predecessor Statement of Shareholders’ Equity for the period from January 1, 2007 to August 23, 2007
F-29
Consolidated Statements of Cash Flows for the years ended December 31, 2009 and 2008 and the period from August 24, 2007 to December 31, 2007 and Predecessor Statement of Cash Flows for the period from January 1, 2007 to August 23, 2007
F-30
Notes to Consolidated Financial Statements	F-31

Carved-Out Surface Mining Operations of Phoenix Coal Inc.
Report of Independent Auditors	F-56
Combined Balance Sheets as of September 30, 2009 and December 31, 2008	F-57
Combined Statements of Operations and Comprehensive Loss for the period ended September 30, 2009 and the years ended December 31, 2008 and 2007	F-58
Combined Statements of Group Equity for the period ended September 30, 2009 and the years ended December 31, 2008 and 2007	F-59
Combined Statements of Cash Flows for the period ended September 30, 2009 and the years ended December 31, 2008 and 2007	F-60
Notes to Combined Financial Statements	F-61

OXFORD RESOURCE PARTNERS, LP
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Introduction

Set forth below are the unaudited pro forma consolidated balance sheet of Oxford Resource Partners, LP as of March 31, 2010 and the unaudited pro forma consolidated statements of operations of Oxford Resource Partners, LP for the year ended December 31, 2009 and the three months ended March 31, 2010. References to “we,” “us” and “our” mean Oxford Resource Partners, LP and its consolidated subsidiaries, unless the context requires otherwise.

Our unaudited pro forma consolidated balance sheet, which presents the pro forma effects of the transactions described below under “— Pro Forma Consolidated Balance Sheet” (the “Offering Transactions”) as if such transactions occurred on March 31, 2010, has been derived from, and should be read in conjunction with, our unaudited historical financial statements included elsewhere in this prospectus. Our unaudited pro forma consolidated statements of operations for the year ended December 31, 2009, which present the pro forma effects of the Offering Transactions and the Phoenix Coal acquisition described below under “— Pro Forma Consolidated Statement of Operations” as if such transactions occurred on January 1, 2009, have been derived from, and should be read in conjunction with, our audited and unaudited historical financial statements included elsewhere in this prospectus and the audited combined statements of operations and comprehensive loss for the carved-out surface mining operations of Phoenix Coal Inc. included elsewhere in this prospectus. Our unaudited pro forma consolidated statements of operations for the quarter ended March 31, 2010 assume this offering and the transactions related to this offering occurred as of January 1, 2009. We have not made pro forma adjustments to our unaudited historical consolidated balance sheet as of March 31, 2010 for the Phoenix Coal acquisition because that acquisition occurred on September 30, 2009, and, therefore, the effects of that acquisition are already reflected in our unaudited historical consolidated balance sheet as of March 31, 2010.

Our unaudited pro forma consolidated financial statements are based on certain assumptions and do not purport to be indicative of the results that actually would have been achieved if the Offering Transactions and the Phoenix Coal acquisition, as applicable, had been completed on the dates set forth above. Moreover, they do not project our financial position or results of operations as of any future date or for any future period.

Pro Forma Consolidated Balance Sheet

Our unaudited pro forma consolidated balance sheet is derived from our unaudited historical condensed consolidated balance sheet as of March 31, 2010. The “Adjustments for Offering Transactions” column in our unaudited pro forma consolidated balance sheet contains the adjustments that we believe are appropriate to give effect to the Offering Transactions that will occur in connection with our initial public offering (the “Offering”) assuming a March 31, 2010 offering date. Please read “— Note 1. Pro Forma Consolidated Balance Sheet Adjustments.” The Offering Transactions include:

•	our distribution of the right to receive cash collected from an aggregate of $21.0 million of our accounts receivable to Oxford Resources GP, LLC (our “General Partner”), C&T Coal, Inc. (“C&T Coal”), AIM Oxford Holdings, LLC (“AIM Oxford”), and the participants in our Long-Term Incentive Plan (our “LTIP”) that hold our common units pro rata;

•	the split of the general partner units held by our general partner with our general partner receiving 1.82 general partner units for each general partner unit it currently owns, resulting in its ownership of 244,607 general partner units representing a 2.0% general partner interest in us;

•	the split of the common units held by participants in our LTIP with those participants receiving 1.82 common units for each common unit they currently own, resulting in their ownership of 126,565 common units representing an aggregate 1.0% limited partner interest in us;

OXFORD RESOURCE PARTNERS, LP

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	the split of the Class B common units held by C&T Coal with C&T Coal receiving 1.82 Class B common units for each Class B common unit it currently owns, resulting in its ownership of 3,999,696 Class B common units representing an aggregate 32.7% limited partner interest in us;

•	the split of the Class B common units held by AIM Oxford with AIM Oxford receiving 1.82 Class B common units for each Class B common unit it currently owns, resulting in its ownership of 7,859,487 Class B common units representing an aggregate 64.3% limited partner interest in us;

•	the conversion of all of our Class B common units held by C&T Coal into: (i) 532,476 common units and (ii) 3,467,220 subordinated units;

•	the conversion of all of our Class B common units held by AIM Oxford into: (i) 1,046,327 common units and (ii) 6,813,160 subordinated units;

•	the capital contribution of 59,022 common units and 115,978 common units by C&T Coal and AIM Oxford, respectively, to our general partner;

•	the contribution to us by our general partner of the common units contributed to it by C&T Coal and AIM Oxford in exchange for 175,000 general partner units in order to maintain its 2.0% general partner interest in us;

•	our entry into a new credit facility;

•	the issuance by us to the public of 8,750,000 common units;

•	the use of the net proceeds from the Offering to:

•	repay in full the outstanding balance under our existing credit facility;

•	distribute approximately $18.3 million to C&T Coal in respect of its limited partner interest in us;

•	distribute approximately $0.6 million to the participants in the LTIP that hold our common units in respect of their limited partner interests in us;

•	terminate our advisory services agreement with affiliates of AIM for a payment of approximately $2.5 million;

•	pay offering expenses of approximately $3.1 million;

•	fund capital expenditures of approximately $22.1 million to purchase equipment currently leased and additional major mining equipment; and

•	replenish approximately $10.4 million of our working capital; and

•	the use of the net proceeds from borrowings under our new credit facility of approximately $86.0 to distribute approximately $35.9 million to AIM Oxford in respect of its limited partner interest in us, pay fees and expenses associated with our new credit facility of approximately $5.3 million, distribute approximately $1.1 million to our general partner in respect of its general partner interest, replenish approximately $11.6 million of our working capital that we distributed to our partners immediately prior to the closing of this offering and acquire major mining equipment through the buyout of certain operating leases and purchase of additional equipment for $32.1 million.

Pro Forma Consolidated Statement of Operations

On September 30, 2009, we acquired 100% of the active surface mining coal operations of Phoenix Coal. Our unaudited pro forma consolidated statements of operations are derived from our audited historical consolidated statement of operations for the year ended December 31, 2009, our unaudited condensed

OXFORD RESOURCE PARTNERS, LP

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

historical consolidated statement of operations for the three months ended March 31, 2010 and the audited combined statements of operations and comprehensive loss for the carved-out surface mining operations of Phoenix Coal Inc. for the nine-month period ended September 30, 2009.

The “Pro Forma Adjustments” column in our unaudited pro forma consolidated statements of operations for the year ended December 31, 2009 contains the adjustments that we believe are appropriate to present the Phoenix Coal acquisition on a pro forma basis assuming a January 1, 2009 acquisition date. Please read “— Note 2. Pro Forma Consolidated Statement of Operations Adjustments.” These adjustments include, among other things, the following:

•	increases in revenue as a result of the amortization of below-market coal sales contracts during the period from January 1, 2009 to September 30, 2009 (the “Stub Period”);

•	adjustments in depreciation, depletion and amortization expense, or DD&A expense, over the Stub Period due to a new fair value basis of assets as a result of change in control accounting and our leasing of equipment from a third party that was previously owned by Phoenix Coal; and

•	various adjustments to apply our accounting policies to the Phoenix Coal financial statements during the Stub Period.

The “Adjustments for Offering Transactions” column in our unaudited pro forma consolidated statements of operations contains the adjustments that we believe are appropriate to give effect to the Offering Transactions that will occur in connection with the Offering assuming a January 1, 2009 offering date. Please read “— Note 2. Pro Forma Consolidated Statement of Operations Adjustments.” We have not made adjustments to give effect to the incremental selling, general and administrative expenses of approximately $3.0 million that we expect to incur as a result of being a publicly traded partnership.

OXFORD RESOURCE PARTNERS, LP

Unaudited Pro Forma Consolidated Balance Sheet
March 31, 2010

		Adjustments for
		Offering
	Oxford Resource	Transactions		Pro Forma
	Partners, LP	(Note 1)		As Adjusted
	(in thousands)

ASSETS
Cash and cash equivalents	$1,290	$86,000	(a)	$23,317
		(5,313	)(a)
		(93,517	)(a)
		161,875	(b)
		(14,456	)(b)
		(55,893	)(b)
		(32,069	)(d)
		(22,100	)(e)
		(2,500	)(f)

Trade accounts receivable	29,838	(21,000	)(b)	8,838
Inventory	10,390	—		10,390
Advance royalties	1,839	—		1,839
Prepaid expenses and other current assets	4,797	1,518	(a)	4,172
		(2,143	)(h)

Total current assets	48,154	402		48,556

Property, plant and equipment, net	147,949	32,069	(d)	202,118
		22,100	(e)
Advance royalties	6,832			6,832
Other long-term assets	9,982	3,795	(a)	12,307
		(1,470	)(g)

Total assets	$212,917	$56,896		$269,813

LIABILITIES
Current portion of long-term debt	4,115	(846	)(a)	7,019
		3,750	(a)
Accounts payable	33,216	—		33,216
Asset retirement obligation — current portion	6,623	—		6,623
Deferred revenue — current portion	—	—		—
Accrued taxes other than income taxes	1,526	—		1,526
Accrued payroll and related expenses	1,617	—		1,617
Other current liabilities	4,391	—		4,391

Total current liabilities	51,488	2,904		54,392

Long-term debt	94,317	(92,671	)(a)	83,896
		82,250	(a)
Asset retirement obligations	7,013	—		7,013
Other long-term liabilities	4,236	—		4,236

Total liabilities	$157,054	$(7,517)		$149,537

Commitments and Contingencies
PARTNERS’ CAPITAL
Limited Partners	51,120	(1,440	)(g)	141,640
		(2,450	)(f)
		(20,580	)(b)
		(23,197	)(c)
		(4,315	)(b)
		(2,196	)(b)
		(578	)(b)
		161,875	(b)
		(14,456	)(b)
		(2,143	)(h)
Subordinated unitholders	—	23,197	(c)	(24,489)
		(31,603	)(b)
		(16,083	)(b)
General partner	1,048	(30	)(g)	(570)
		(50	)(f)
		(420	)(b)
		(1,118	)(b)

Total Oxford Resource Partners, LP partners’ capital	52,168	64,413		116,581
Noncontrolling interest	3,695	—		3,695

Total partners’ capital	55,863	64,413		120,276

Total liabilities and partners’ capital	$212,917	$56,896		$269,813

See accompanying notes to unaudited pro forma consolidated financial statements.

OXFORD RESOURCE PARTNERS, LP

Unaudited Pro Forma Consolidated Statement of Operations
Year Ended December 31, 2009

						Adjustments for
			Pro Forma			Offering
	Oxford Resource	Phoenix	Adjustments			Transactions		Pro Forma as
	Partners, LP	Coal	(Note 2)		Pro Forma	(Note 2)		Adjusted
	(in thousands)

Revenues
Coal sales	$254,171	$58,494	$4,556	(i)	$312,490	$—		$312,490
			(4,731	)(j)
Transportation revenue	32,490	—	4,731	(j)	37,221	—		37,221
Royalty and non-coal revenue	7,183	—	—		7,183	—		7,183

Total revenues	293,844	58,494	4,556		356,894	—		356,894
Costs and expenses
Cost of coal sales (excluding DD&A, shown separately)	170,698	54,531	1,464	(k)	214,662	(6,088	)(p)	208,574
			(15,031	)(j)
			3,000	(l)
Cost of purchased coal	19,487	—	10,305	(j)	29,792	—		29,792
Cost of transportation	32,490	—	4,731	(j)	37,221	—		37,221
Depreciation, depletion and amortization	25,902	5,800	(278	)(m)	31,424	9,945	(q)	41,369
Selling, general and administrative expenses	13,242	6,948	5,852	(j)	26,042	(307	)(r)	25,735

Phoenix Coal selling expense	—	5,852	(5,852	)(j)	—	—		—
Sales contract termination cost	—	3,000	(3,000	)(l)	—	—		—

Total costs and expenses	261,819	76,131	1,191		339,141	3,550		342,691

Income (loss) from operations	32,025	(17,637)	3,365		17,753	(3,550)		14,203
Interest income	35	4	—		39	—		39
Interest expense	(6,484)	(2,601)	(156	)(n)	(9,241)	1,335	(s)	(7,906)
Other income (expense)	—	(5)	5	(j)	—	—		—
Gain from purchase of business	3,823	—	—		3,823	—		3,823
Taxes	—	(16)	16	(o)	—	—		—

Net income (loss)	29,399	(20,255)	3,230		12,374	(2,215)		10,159
Less: net income attributable to noncontrolling interest	(5,895)	—	—		(5,895)	—		(5,895)
Net income (loss) attributable to Oxford Resource Partners, LP unitholders	$23,504	$(20,255)	$3,230		$6,479	$(2,215)		$4,264

See accompanying notes to unaudited pro forma consolidated financial statements.

OXFORD RESOURCE PARTNERS, LP

Unaudited Pro Forma Consolidated Statement of Operations
for the Three Months Ended March 31, 2010

				Adjustments for
	Oxford Resource	Pro Forma		Offering		Pro Forma as
	Partners, LP	Adjustments	Pro Forma	Transactions		Adjusted
	(in thousands)

Revenues
Coal sales	$76,756		$76,756			$76,756
Transportation revenue	9,530		9,530			9,530
Royalty and non-coal revenue	1,774		1,774			1,774

Total revenues	88,060		88,060			88,060
Costs and expenses
Cost of coal sales (excluding DD&A, shown separately)	55,186		55,186	(1,932	)(t)	53,254
Cost of purchased coal	7,859		7,859			7,859
Cost of transportation	9,530		9,530			9,530
Depreciation, depletion and amortization	8,777		8,777	2,493	(u)	11,270
Selling, general and administrative expenses	3,535		3,535	(77	)(v)	3,458

Total costs and expenses	84,887		84,887	484		85,371

Income (loss) from operations	3,173		3,173	(484)		2,689
Interest income	1		1			1
Interest expense	(1,833)		(1,833)	(145	) (w)	(1,978)

Net income (loss)	1,341		1,341	(629)		712
Less: net income attributable to noncontrolling interest	(1,628)		(1,628)			(1,628)

Net income (loss) attributable to Oxford Resource Partners, LP unitholders	$(287)	$	$(287)	$(629)		$(916)

See accompanying notes to unaudited pro forma consolidated financial statements.

OXFORD RESOURCE PARTNERS, LP

Notes to Unaudited Pro Forma Consolidated Financial Statements

NOTE 1.	PRO FORMA CONSOLIDATED BALANCE SHEET ADJUSTMENTS

(a) Reflects adjustments relating to the repayment of our existing credit facility and the entry into our new credit facility based on an assumed March 31, 2010 transaction date for the Offering Transactions. These adjustments are based on the following assumptions:

•	the repayment of a total of $93.5 million in debt outstanding under our existing credit facility;

•	total borrowings of $86.0 million under our new credit facility; and

•	total fees relating to our new credit facility of $5.3 million, which amount will be charged to equity.

(b) Reflects adjustments for the Offering Transactions not discussed in Note (a) above, based on an assumed March 31, 2010 transaction date for the Offering Transactions. These adjustments are based on the following assumptions:

•	the distribution of the right to receive cash collected from an aggregate of $21.0 million of our accounts receivable to our General Partner, C&T Coal, AIM Oxford and the participants in our LTIP, pro rata;

•	gross proceeds of $161.9 million from the issuance and sale of 8,750,000 common units at an initial offering price of $18.50 per unit;

•	estimated underwriting fees and commissions and offering expenses of $14.5 million at time of closing.

•	a total cash distribution of $55.9 million to our General Partner, C&T Coal, AIM Oxford and the participants in our LTIP, pro rata; and

•	replenishment of working capital with remaining cash proceeds of $22.0 million.

(c) Reflects adjustments for the conversion of certain common units of our sponsors into subordinated units.

(d) Reflects adjustments as of March 31, 2010 for the purchase of major mining equipment that we currently finance with operating leases with various financial institutions and additional major mining equipment for $32.1 million. We have firm commitments from these financial institutions that are contingent upon the successful completion of the Offering Transactions.

(e) Reflects adjustments for the purchase of major mining equipment that we currently finance with operating leases and additional major mining equipment for $22.1 million with proceeds of the Offering. These capital expenditures have been approved by the board and are contingent upon the successful completion of the Offering Transactions.

(f) Reflects adjustments for the payment to AIM Oxford for terminating the Advisory Services Agreement of $2.5 million.

(g) Reflects adjustments to write off deferred financing costs of $1.5 million that relate to our existing credit facility.

(h) Reflects additional costs associated with the Offering Transactions of $2.1 million which have already been paid and will be charged to equity.

NOTE 2.	PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS ADJUSTMENTS

(i) Reflects the benefit of amortization during the Stub Period of the below-market coal sales contracts that we acquired in the Phoenix Coal acquisition. The amount was calculated based on the amortization we recognized in the fourth quarter of 2009 and the amount of coal shipped on these contracts during the Stub Period as compared to the fourth quarter of 2009.

OXFORD RESOURCE PARTNERS, LP

Notes to Unaudited Pro Forma Consolidated Financial Statements — (Continued)

NOTE 2.	PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS ADJUSTMENTS — (Continued)

(j) Reflects reclassifications to conform the statement of operations of Phoenix Coal to our basis of presentation.

(k) Reflects additional lease expense we would have incurred over the Stub Period as a result of our leasing, from a third party, equipment that was previously owned by Phoenix Coal. We executed this lease concurrently with the closing of the Phoenix Coal acquisition.

(l) Reflects the reclassification of sales contract termination costs incurred by Phoenix Coal into cost of coal sales.

(m) Reflects the net effect of the elimination of DD&A expense attributable to the operations we purchased from Phoenix Coal and the addition of DD&A expense we would have incurred based on a January 1, 2009 assumed acquisition date. Our net adjustment to DD&A expense is a decrease of $0.3 million and is attributable to the following:

•	a decrease in our depletion expense due to lower fair market values assigned to coal reserves as compared to Phoenix Coal’s carrying value, partially offset by

•	an increase in our depreciation expense due to higher fair market values assigned to equipment purchased as compared to Phoenix Coal’s carrying value.

(n) As a result of the Phoenix Coal acquisition, interest expense increased $0.2 million over the Stub Period. This increase would have been attributable to increased debt levels and higher interest rates applicable to our existing credit facility that we amended in connection with the acquisition. Our amortization of deferred financing expenses also increased over the Stub Period due to amendment fees paid to lenders as a result of the amendment to our existing credit facility. These items increased our interest expense by $2.8 million, which was partially offset by the elimination of the historical interest expense of Phoenix Coal of $2.6 million.

(o) Reflects the elimination of Phoenix Coal’s income taxes that we would not have incurred because of our status as a partnership that does not pay federal income taxes.

(p) Reflects the elimination of lease expense of $6.1 million for major mining equipment that we currently finance with operating leases as a result of the purchase of this equipment and termination of the leases.

(q) Reflects the additional depreciation of $7.6 million related to the major mining equipment acquired as a result of the termination of certain operating leases and $2.3 million related to the additional major mining equipment purchased with certain proceeds of the Offering Transactions.

(r) Reflects the elimination of advisory fees of $0.3 million paid to affiliates of AIM Oxford that would not have been paid as the Advisory Services Agreement would have been previously terminated.

(s) Reflects a decrease in interest expense of $1.3 million due to lower debt level on a pro forma basis for the year ended December 31, 2009 and a lower effective interest rate associated with our new credit facility, partially offset by higher amortization of deferred financing costs associated with our new credit facility.

(t) Reflects the elimination of lease expense of $1.9 million for major mining equipment that we currently finance with operating leases as a result of the purchase of this equipment and termination of the leases.

OXFORD RESOURCE PARTNERS, LP

Notes to Unaudited Pro Forma Consolidated Financial Statements — (Continued)

NOTE 2.	PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS ADJUSTMENTS — (Continued)

(u) Reflects the additional depreciation of $1.9 million related to the purchase of major mining equipment covered by operating leases and the termination of the leases and $0.6 million related to the major mining equipment purchased with certain proceeds of the Offering Transactions.

(v) Reflects the elimination of advisory fees of $0.1 million paid in during the three months ended March 31, 2010 to affiliates of AIM Oxford that would not have been paid as the Advisory Services Agreement would have been previously terminated.

(w) Reflects an increase in interest expense of $0.1 million to reflect higher amortization of deferred financing costs associated with our new credit facility and an unused borrowing capacity fee associated with higher debt borrowing capacity available to us with our new credit facility, partially offset by a lower base interest rate associated with our new credit facility.

OXFORD RESOURCE PARTNERS, LP AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
March 31, 2010 and December 31, 2009
(in thousands, except for unit information)

	March 31,	December 31,
	2010	2009

ASSETS
Cash and cash equivalents	$1,290	$3,366
Trade accounts receivable	29,838	24,403
Inventory	10,390	8,801
Advance royalties	1,839	1,674
Prepaid expenses and other current assets	4,797	1,424

Total current assets	48,154	39,668
Property, plant and equipment, net	147,949	149,461
Advance royalties	6,832	7,438
Other long-term assets	9,982	6,796

Total assets	$212,917	$203,363

LIABILITIES
Current portion of long-term debt	$4,115	$4,113
Accounts payable	33,216	21,655
Asset retirement obligation — current portion	6,623	7,377
Deferred revenue — current portion	—	2,090
Accrued taxes other than income taxes	1,526	1,464
Accrued payroll and related expenses	1,617	2,045
Other current liabilities	4,391	5,714

Total current liabilities	51,488	44,458
Long-term debt	94,317	91,598
Asset retirement obligations	7,013	5,966
Other long-term liabilities	4,236	4,229

Total liabilities	$157,054	$146,251

Commitments and Contingencies

PARTNERS’ CAPITAL
Limited Partners unitholders (6,582,039 and 6,570,396 units outstanding as of March 31, 2010 and December 31, 2009, respectively)	51,120	53,960
General Partner unitholders (134,327 and 132,909 units outstanding as of March 31, 2010 and December 31, 2009, respectively)	1,048	1,085

Total Oxford Resource Partners, LP Capital	52,168	55,045
Noncontrolling interest	3,695	2,067

Total partners’ capital	55,863	57,112

Total liabilities and Partners’ capital	$212,917	$203,363

See accompanying notes to consolidated financial statements.

OXFORD RESOURCE PARTNERS, LP AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Months Ended March 31, 2010 and 2009
(in thousands, except for unit information)

	Three Months Ended March 31,
	2010	2009

Revenues
Coal sales	$76,756	$67,377
Transportation revenue	9,530	8,660
Royalty and non-coal revenue	1,774	2,402

Total revenue	88,060	78,439

Costs and expenses
Cost of coal sales (excluding of depreciation, depletion, and amortization, shown separately)	55,186	40,825
Cost of purchased coal	7,859	8,505
Cost of transportation	9,530	8,660
Depreciation, depletion, and amortization	8,777	5,688
Selling, general and administrative expenses	3,535	3,101

Total costs and expenses	84,887	66,779

Income from operations	3,173	11,660
Interest income	1	11
Interest expense	(1,833)	(1,123)

Net income	1,341	10,548
Less net income attributable to noncontrolling interest	(1,628)	(1,165)

Net (loss) income attributable to Oxford Resource Partners, LP unitholders	$(287)	$9,383

Net (loss) income allocated to general partners	$(6)	$187

Net (loss) income allocated to limited partners	$(281)	$9,196

Basic (loss) earnings per limited partner unit	$(0.04)	$1.56

Dilutive (loss) earnings per limited partner unit	$(0.04)	$1.56

Weighted average number of limited partner units outstanding basic	6,575,259	5,889,539

Weighted average number of limited partner units outstanding diluted	6,575,259	5,900,217

Distributions paid per limited partner unit	$0.42	$0.42

See accompanying notes to consolidated financial statements.

OXFORD RESOURCE PARTNERS, LP AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PARTNERS’ CAPITAL
For the Three Months Ended March 31, 2010 and 2009
(in thousands, except for unit information)

	Limited	Limited	General	General
	Partner	Partners’	Partner	Partner’s	Noncontrolling	Total Partners’
	Units	Capital	Units	Capital	Interest	Capital

Balance at December 31, 2008	5,889,484	$32,371	119,643	$653	$2,297	$35,321

Net income		9,196		187	1,165	10,548
Partners’ contributions
Partners’ distributions		(2,473)		(50)	(1,470)	(3,993)
Unit based compensation		109				109
Issuance of units to Long Term Incentive Plan participants upon vesting	4,978

Balance at March 31, 2009	5,894,462	$39,203	119,643	$790	$1,992	$41,985

Balance at December 31, 2009	6,570,396	$53,960	132,909	$1,085	$2,067	$57,112

Net income (loss)		(281)		(6)	1,628	1,341
Partners’ contributions			1,418	25		25
Partners’ distributions		(2,762)		(56)		(2,818)
Unit based compensation		304				304
Issuance of units to Long Term Incentive Plan participants upon vesting	11,643	(101)				$(101)

Balance at March 31, 2010	6,582,039	$51,120	134,327	$1,048	$3,695	$55,863

See accompanying notes to consolidated financial statements.

OXFORD RESOURCE PARTNERS, LP AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands, except for unit information)

	Three Months Ended March 31,
	2010	2009

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) attributable to Oxford Resource Partners, LP unitholders	$(287)	$9,383
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation, depletion and amortization	8,777	5,688
Interest rate swap or rate cap adjustment to market	33	(466)
Loan fee amortization	168	110
Non-cash compensation expense	304	109
Advanced royalty recoupment	600	263
Loss on disposal of property and equipment	175	216
Noncontrolling interest in subsidiary earnings	1,628	1,165
(Increase) in assets:
Accounts receivable	(5,435)	(1,668)
Inventory	(1,589)	(1,450)
Other assets	(3,068)	(604)
Increase (decrease) in liabilities:
Accounts payable and other liabilities	9,457	191
Asset retirement obligation	293	531
Provision for below-market contracts and deferred revenue	(2,715)	(2,966)

Net cash provided by operating activities	8,341	10,502
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of mineral rights and land	(2,116)	(20)
Mine development costs	(775)	(179)
Royalty advances	(144)	(149)
Purchase of property and equipment	(4,995)	(6,715)
Proceeds from sale of property and equipment	1,248	21
Change in restricted cash	(3,498)	(440)

Net cash used in investing activities	(10,280)	(7,482)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from borrowings	—	6,650
Payments on borrowings	(344)	(215)
Capital contributions from partners	25	—
Advances on line of credit	3,000	—
Distributions to noncontrolling interest	—	(1,470)
Distributions to partners	(2,818)	(2,523)

Net cash (used in) provided by financing activities	(137)	2,442
Net increase/(decrease) in cash	(2,076)	5,462
CASH AND CASH EQUIVALENTS, beginning of period	3,366	15,179

CASH AND CASH EQUIVALENTS, end of period	$1,290	$20,641

See accompanying notes to consolidated financial statements.

OXFORD RESOURCE PARTNERS, LP AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The accompanying interim unaudited condensed consolidated financial statements reflect all adjustments (consisting of normal recurring accruals) that, in the opinion of management, are necessary for a fair presentation of the financial results. All such adjustments reflected in the unaudited interim condensed consolidated financial statements are considered to be of a normal and recurring nature. The results of the operations for the three-month period ended March 31, 2010 and 2009 are not necessarily indicative of the results to be expected for the whole year. Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2009 contained herein.

NOTE 1:	ORGANIZATION AND PRESENTATION

Significant Relationships Referenced in Notes to Consolidated Financial Statements

•	“We,” “us,” “our,” or the “Partnership” means the business and operations of Oxford Resource Partners, LP, the parent entity, as well as its consolidated subsidiaries.

•	“ORLP” means Oxford Resource Partners, LP, individually as the parent entity, and not on a consolidated basis.

•	Our “GP” means Oxford Resources GP, LLC, the general partner of Oxford Resource Partners, LP.

Organization

We are a low cost producer of high value steam coal. We focus on acquiring steam coal reserves that we can efficiently mine with our modern, large scale equipment. Our reserves and operations are strategically located in Northern Appalachia and the Illinois Basin to serve our primary market area of Illinois, Indiana, Kentucky, Ohio, Pennsylvania and West Virginia. These coal reserves are mined by our subsidiaries, Oxford Mining Company, LLC (“Oxford Mining”), Oxford Mining Company-Kentucky, LLC and Harrison Resources, LLC (“Harrison Resources”).

We are managed by our GP and all executives, officers and employees who provide services to us are employees of our GP. Charles Ungurean, the President and Chief Executive Officer of our GP and a member of our GP’s board of directors, and Thomas Ungurean, the Senior Vice President, Equipment, Procurement and Maintenance of our GP, are the co-owners of C&T Coal, Inc. (“C&T Coal”). Prior to our acquisition of Oxford, C&T Coal owned 100% of the outstanding ownership interest in Oxford Mining Company (“Predecessor” or “Oxford”).

We were formed in August 2007 to acquire all of the ownership interests in Oxford. On August 24, 2007, a contribution agreement was executed which resulted in C&T Coal and AIM Oxford Holdings, LLC (“AIM Oxford”) holding a 34.3% and 63.7% limited partner interest in ORLP, respectively, and our GP owning a 2% general partner interest. Also at that time, the members of our GP were AIM Oxford with a 65% ownership interest and C&T Coal with a 35% ownership interest. After taking into account their indirect ownership of ORLP through our GP, AIM Oxford held a 65% total interest in ORLP and C&T Coal held a 35% total interest in ORLP.

Subsequent to our formation, AIM Oxford and C&T Coal made several capital contributions for various purposes including purchasing property, plant and equipment and acquiring the surface mining operations of Phoenix Coal Corporation (“Phoenix Coal”). The capital contributions were not all in direct proportion to AIM Oxford’s and C&T Coal’s initial limited partner interests in us. As a result of the disproportionate capital contributions, AIM Oxford’s and C&T Coal’s ownership of the Partnership, as of March 31, 2010, is 64.26% and 32.70%, respectively, with 2.00% and 1.04% interests being owned by our GP and participants in the Partnership’s Long-Term Incentive Plan (“LTIP”), respectively. AIM Oxford and C&T Coal own 66.27% and 33.73%, respectively, in the GP.

OXFORD RESOURCE PARTNERS, LP AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

NOTE 1:	ORGANIZATION AND PRESENTATION — (Continued)

Basis of Presentation and Significant Accounting Policies

The accompanying unaudited condensed consolidated financial statements include the accounts and operations of the Partnership and its consolidated subsidiaries and are prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information and Rule 10-01 of Regulation S-X under the Securities Exchange Act of 1934. We own a 51% interest in Harrison Resources and are therefore deemed to have control. As a result, we consolidate all of Harrison Resources’ accounts with all material intercompany transactions and balances being eliminated in our consolidated financial statements. The 49% portion of Harrison Resources that we do not own is reflected as “Noncontrolling interest” in the consolidated balance sheet.

NOTE 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant Accounting Policies

Our significant accounting policies are discussed in the Note 2 of the notes to our audited 2009 consolidated financial statements located on page F-33.

New Accounting Standards Issued and Adopted

In August 2009, the FASB issued ASU 2009-05, Measuring Liabilities at Fair Value. The amendment provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the alternative valuation methods outlined in the guidance. It also clarifies that restrictions preventing the transfer of a liability should not be considered as a separate input or adjustment in the measurement of its fair value. This amendment was effective as of the beginning of interim and annual reporting periods that begin after August 27, 2009. The adoption of this guidance did not impact our consolidated financial statements.

In June 2009, the FASB amended guidance for the consolidation of a variable interest entity (“VIE”). This guidance updated the determination of whether an enterprise is the primary beneficiary of a VIE, and is, therefore, required to consolidate an entity, by requiring a qualitative analysis rather than a quantitative analysis. This standard also requires continuous reassessments of whether an enterprise is the primary beneficiary of a VIE. Previously, reconsideration was required only when specific events had occurred. This guidance also requires enhanced disclosure about an enterprise’s involvement with a VIE. The provisions of these updates are effective as of the beginning of interim and annual reporting periods that begin after November 15, 2009. The adoption of this standard did not impact our consolidated financial statements.

In January 2010, the FASB issued guidance on improving disclosures about fair value measurements. This guidance requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair value measurements. We adopted this guidance effective January 1, 2010 except for Level 3 reconciliation disclosures which are effective for annual periods beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of this guidance did not have a material effect on our consolidated financial position, results of operations or cash flows and the adoption of the level 3 reconciliation disclosures is not expected to have a material effect on our consolidated financial position, results of operations or cash flows.

OXFORD RESOURCE PARTNERS, LP AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

NOTE 3:	ACQUISITION

On September 30, 2009, we acquired 100% of the active western Kentucky surface mining coal operations of Phoenix Coal. This acquisition provided us an entry into the Illinois Basin and consisted of four active surface coal mines and coal reserves of 20 million tons, as well as mineral rights, working capital and various coal sales and purchase contracts. The application of purchase accounting requires that the total purchase price be allocated to the fair value of assets acquired and liabilities assumed based on the fair values of the assets and the liabilities at the acquisition date. As part of the acquisition agreement, we agreed to make additional payments of up to $1,000,000 in two installments to Phoenix Coal if Phoenix Coal secured specific surface and mineral rights by certain dates, the last of which will expire on June 30, 2010. During the fourth quarter of 2009, we paid $500,000 to Phoenix Coal for obtaining the surface rights pertaining to certain coal leases. The remaining $500,000 contingent payment was paid to Phoenix Coal in January 2010 for achieving specified objectives as to arrangements for additional coal leases in western Kentucky.

In connection with the closing of our Phoenix Coal acquisition, we entered into an escrow agreement with Phoenix Coal. The purpose of the escrow agreement is to provide a source of funding for any indemnification claims we make against Phoenix Coal for breaches of covenants and warranties as the seller under the terms of the acquisition agreement. To date, there have been no indemnification claims against the escrow. The escrow was funded with $3,300,000. The escrow agreement provides for the release to Phoenix Coal of portions of the escrow fund including earnings thereon at periodic intervals, with one-third of the escrow fund amount being released to Phoenix Coal on March 31, 2010, September 30, 2010, and March 31, 2011. All amounts are offset for any indemnification claims. Pursuant to such release provisions, the escrow agent released one-third of the then escrow fund amount, or $1,100,000, to Phoenix Coal at the end of March 2010.

We also assumed a contract with a third party to pay a contingent fee if the third party was able to arrange to lease or purchase, on our behalf, a specified amount of coal reserves by July 31, 2010. The contract called for a payment of $1,000,000; however, we concluded that the fair value of the contingent liability was $625,000 using a probability weighted average of the likely outcomes. That amount was recorded as a liability with a corresponding asset in the consolidated balance sheet under the caption of “Property, plant and equipment, net.”

The following unaudited pro forma financial information reflects the consolidated results of operations as if the Phoenix Coal acquisition had occurred at the beginning of 2009. The pro forma information includes adjustments primarily for depreciation, depletion and amortization based upon fair values of property, plant and equipment and mineral rights, the lease of $11.1 million of equipment, and interest expense for acquisition debt and additional capital contributions. The pro forma financial information is not necessarily indicative of results that actually would have occurred if we had assumed operation of these assets on the date indicated nor are they indicative of future results.

For the Quarter Ended
March 31, 2009
(Unaudited)

Revenue	$97,910,000
Net income attributable to Oxford Resource Partners, LP unitholders	1,991,000

OXFORD RESOURCE PARTNERS, LP AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

NOTE 4:	INVENTORY

Inventory consisted of the following:

	March 31, 2010	December 31, 2009

Coal	$5,874,000	$4,759,000
Fuel	1,513,000	1,264,000
Supplies and spare parts	3,003,000	2,778,000

Total	$10,390,000	$8,801,000

NOTE 5:	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net of accumulated depreciation, depletion and amortization consisted of the following:

	March 31, 2010	December 31, 2009

Property, plant and equipment, gross
Land	$3,374,000	$3,374,000
Coal reserves	41,959,000	39,905,000
Mine development costs	9,381,000	8,606,000

Total Property	54,714,000	51,885,000

Buildings and tipple	2,042,000	2,025,000
Machinery and equipment	136,745,000	133,667,000
Vehicles	4,018,000	3,913,000
Furniture and fixtures	869,000	690,000
Railroad sidings	160,000	160,000
Total property, plant and equipment, gross	198,548,000	192,340,000
Less: accumulated depreciation, depletion and amortization	50,599,000	42,879,000

Total property, plant and equipment, net	$147,949,000	$149,461,000

The amounts of depreciation expense related to owned and leased fixed assets, depletion expense related to owned and leased coal reserves, and amortization expense related to mine development costs for the respective periods are set forth below:

	Quarter Ended	Quarter Ended
	March 31, 2010	March 31, 2009

Expense type:
Depreciation	$6,950,000	$3,597,000
Depletion	1,329,000	1,571,000
Amortization	413,000	420,000

NOTE 6:	OPERATING LEASES

We lease certain equipment under non-cancelable lease agreements that expire on various dates through 2015. Generally the lease agreements are for a period of four years. As of March 31, 2010, aggregate lease

OXFORD RESOURCE PARTNERS, LP AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

NOTE 6:	OPERATING LEASES — (Continued)

payments that are required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year are set forth below:

For the years ending December 31, 2010	$6,270,000
2011	7,866,000
2012	6,283,000
2013	3,405,000
2014	1,206,000
Thereafter	121,000

For the quarters ended March 31, 2010 and 2009, we incurred lease expenses of approximately $2,236,000 and $1,118,000 respectively.

We also entered into various coal reserve lease agreements under which future royalty payments are due based on production. Such payments are capitalized as advance royalties at the time of payment, and amortized into royalty expense based on the stated recoupment rate.

NOTE 7:	ASSET RETIREMENT OBLIGATION

At March 31, 2010, we had recorded asset retirement obligation liabilities of $13.6 million, including amounts reported as current liabilities. While the precise amount of these future costs cannot be determined with absolute certainty as of March 31, 2010, we estimate that the aggregate undiscounted cost of final mine closure is approximately $15.2 million.

The following table presents the activity affecting the asset retirement obligation for the respective periods:

	March 31, 2010	December 31, 2009

Beginning balance	$13,343,000	$9,292,000
Accretion expense	233,000	650,000
Payments	(354,000)	(3,358,000)
Revisions in estimated cash flows	414,000	3,802,000
Additions due to acquisition	—	2,957,000

Total asset retirement obligation	$13,636,000	$13,343,000
Current portion	6,623,000	7,377,000

Noncurrent liability	$7,013,000	$5,966,000

NOTE 8:	FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value measures are classified into a three-tiered fair value hierarchy, which prioritizes the inputs used in measuring fair values as follows:

•	Level 1 — Observable inputs such as quoted prices in active markets.

•	Level 2 — Inputs, other than quoted prices in active markets, that are observable either directly or indirectly.

•	Level 3 — Unobservable inputs in which there is little or no market data, which require a reporting entity to develop its own assumptions.

OXFORD RESOURCE PARTNERS, LP AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

NOTE 8:	FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

Assets and liabilities measured at fair value are based on one or more of the following valuation techniques:

•	Market approach (Level 1) — Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

•	Cost approach (Level 2) — Amount that would be required to replace the service capacity of an asset (replacement cost).

•	Income approach (Level 3) — Techniques to convert future amounts to a single present amount based on market expectations (including present-value techniques, option-pricing and excess earning models).

The financial instruments measured at fair value on a recurring basis are summarized below:

Fair Value Measurements at March 31, 2010
	Quoted Prices in		Significant
	Active Markets for	Significant Other	Unobservable
	Identical Liabilities	Observable Inputs	Inputs
Description	(Level 1)	(Level 2)	(Level 3)

Interest rate cap agreement	$—	$1,000	$—

Fair Value Measurements at December 31, 2009
	Quoted Prices in		Significant
	Active Markets for	Significant Other	Unobservable
	Identical Liabilities	Observable Inputs	Inputs
Description	(Level 1)	(Level 2)	(Level 3)

Interest rate cap agreement	$—	$34,000	$—

We estimated the fair value of the interest rate cap agreement using calculations based on market rates.

The following methods and assumptions were used to estimate the fair values of financial instruments for which the fair value option was not elected:

Cash and cash equivalents, trade accounts receivable and accounts payable:  The carrying amount reported in the balance sheets for cash and cash equivalents, trade accounts receivable and accounts payable approximates its fair value due to the short maturity of these instruments.

Fixed rate debt:  The fair values of long-term debt are estimated using discounted cash flow analyses, based on current market rates for instruments with similar cash flows.

Variable rate debt:  The fair value of variable rate debt is estimated using discounted cash flow analyses, based on our best estimates of market rate for instruments with similar cash flows.

The carrying amounts and fair values of financial instruments for which the fair value option was not elected are as follows:

	March 31, 2010		December 31, 2009
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value

Fixed rate debt	$4,914,000	$4,980,000	$4,982,000	$4,952,000
Variable rate debt	$93,518,000	$93,518,000	$90,729,000	$90,729,000

OXFORD RESOURCE PARTNERS, LP AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

NOTE 9:	LONG-TERM INCENTIVE PLAN

Under our LTIP, we recognize compensation expense over the vesting period of the units, which is generally four years for each award. For the quarters ended March 31, 2010 and 2009, our gross LTIP expense was approximately $304,000 and $109,000, respectively, which is included in selling, general and administrative expenses in our consolidated statements of operations. As of March 31, 2010 and December 31, 2009, approximately $1,185,000 and $840,000, respectively, of cost remained unamortized which we expect to recognize over a remaining weighted average period of one year.

The following table summarizes additional information concerning our unvested LTIP units:

		Weighted
		Average
		Grant
		Date Fair
	Units	Value

Unvested balance at December 31, 2009	79,050	$11.79
Granted	37,221	17.43
Issued	(11,643)	14.77
Surrendered	(5,087)	14.21

Unvested balance at March 31, 2010	99,541	13.43

The value of LTIP units vested during the quarters ended March 31, 2010 and 2009 was $244,000 and $83,000, respectively.

NOTE 10:	EARNINGS PER UNIT

For purposes of our earnings per unit calculation, we have applied the two-class method. The classes of units are our limited partner and general partner units. All outstanding units share pro rata in income allocations and distributions and our general partner has sole voting rights. Limited partner units have been separated into Class A and Class B to prepare for a potential transaction such as an initial public offering.

Limited Partner Units:  Basic earnings per unit are computed by dividing net income attributable to limited partners by the weighted average units outstanding during the reporting period. Diluted earnings per unit are computed similar to basic earnings per unit except that the weighted average units outstanding and net income attributable to limited partners are increased to include phantom units that have not yet vested and that will convert to LTIP units upon vesting. In years of a loss, the phantom units are not included in the earnings per unit calculation.

General Partner Units:  Basic earnings per unit are computed by dividing net income attributable to our GP by the weighted average units outstanding during the reporting period. Diluted earnings per unit for our GP are computed similar to basic earnings per unit except that the net income attributable to the general partner units is adjusted for the dilutive impact of the phantom units.

OXFORD RESOURCE PARTNERS, LP AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

NOTE 10:	EARNINGS PER UNIT — (Continued)

The computation of basic and diluted earnings per unit under the two-class method for limited partner units and general partner units is presented below:

	Quarter Ended March 31,
	2010	2009
	(in thousands
	except unit amounts)

Limited partner units
Average units outstanding:
Basic	6,575,259	5,889,539
Effect of unit-based awards	n/a	10,678

Diluted	6,575,259	5,900,217

Net income attributable to limited partners
Basic	$(281)	$9,196
Diluted	(281)	9,197
Earnings per limited partner unit
Basic	$(0.04)	$1.56
Diluted	(0.04)	1.56
General partner units
Average units outstanding:
Basic and diluted	133,053	119,643
Net income attributable to general partner
Basic	$(6)	$187
Diluted	(6)	186
Earnings per general partner unit
Basic	$(0.04)	$1.56
Diluted	(0.04)	1.56

NOTE 11:	COMMITMENTS AND CONTINGENCIES

Coal Sales Contracts

We are committed under long-term contracts to sell coal that meets certain quality requirements at specified prices. Most of these prices are subject to pass through or inflation adjusters that mitigate some risk from rising costs. Quantities sold under some of these contracts may vary from year to year within certain limits at the option of the customer or us. The remaining life of our long-term contracts ranges from one to nine years.

Purchase Commitments

We use independent contractors to mine some of our coal at a few of our mines. We also purchase coal from third parties in order to meet quality or delivery requirements under our customer agreements. We assumed one long-term purchase agreement as a result of the Phoenix Coal acquisition. Under this agreement, we are committed to purchase a certain volume of coal until the coal reserves covered by the contract are depleted. Based on the proven and probable coal reserves in place at March 31, 2010, we expect this contract to continue beyond five years. Additionally, we buy coal on the spot market, and the cost of that coal is

OXFORD RESOURCE PARTNERS, LP AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

NOTE 11:	COMMITMENTS AND CONTINGENCIES — (Continued)

dependent upon the market price and quality of the coal. Supply disruptions could impair our ability to fill customer orders or require us to purchase coal from other sources at a higher cost to us in order to satisfy these orders.

Transportation

We depend upon barge, rail, and truck transportation systems to deliver our coal to our customers. Disruption of these transportation services due to weather-related problems, mechanical difficulties, strikes, lockouts, bottlenecks, and other events could temporarily impair our ability to supply coal to our customers, resulting in decreased shipments. We entered into a long-term transportation contract on April 1, 2006 for rail services, and that agreement has been amended and extended through March 31, 2011.

Defined Contribution Pension Plan and 401(k) Plan

At March 31, 2010, we had an obligation to pay our GP for the purpose of funding our GP’s commitments to the money purchase pension plan and 401(k) plan in the amount of $2,031,000. Of this amount, $1,522,000 relates to plan year 2009 and is expected to be paid by September 2010 with the remainder relating to plan year 2010 that will be paid by September 2011.

Security for Reclamation and Other Obligations

As of March 31, 2010, we had $32,359,000 in surety bonds and $14,000 in cash bonds outstanding to secure certain reclamation obligations. Additionally, as of March 31, 2010, we had letters of credit outstanding in support of these surety bonds of $7,525,000 and also a letter of credit of $1,320,000 guaranteeing an operating lease. Further, as of March 31, 2010, we had certain road bonds of $645,000 outstanding and performance bonds outstanding of $12,330,000. Our management believes these bonds and letters of credit will expire without any claims or payments thereon and thus any subrogation or other rights with respect thereto will not have a material adverse effect on our financial position, liquidity or operations.

Legal

We are involved, from time to time, in various legal proceedings arising in the ordinary course of business. While the ultimate results of these proceedings cannot be predicted with certainty, our management believes these claims will not have a material adverse effect on our financial position, liquidity or operations.

Guarantees

Our GP and the Partnership guarantee certain obligations of our subsidiaries. Our management believes that these guarantees will expire without any liability to the guarantors, and therefore any indemnification or subrogation commitments with respect thereto will not have a material adverse effect on our financial position, liquidity or operations.

NOTE 12:	CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS

We have a credit policy that establishes procedures to determine creditworthiness and credit limits for trade customers. Generally, credit is extended based on an evaluation of the customer’s financial condition. Collateral is not generally required, unless credit cannot be established.

We market our coal principally to electric utilities, municipalities and electric cooperatives and industrial customers in Illinois, Indiana, Kentucky, Ohio, Pennsylvania and West Virginia. As of March 31, 2010 and December 31, 2009, accounts receivable from electric utilities totaled $23.4 million and $18.2 million or 78%

OXFORD RESOURCE PARTNERS, LP AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

NOTE 12:	CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS — (Continued)

and 75% of total trade receivables, respectively. Four customers individually accounted for greater than 10% of coal sales (including sales through brokers) for the quarter ended March 31, 2010 which, in the aggregate, represented approximately 63% of coal sales for the quarter. Three customers individually accounted for greater than 10% of coal sales which, in the aggregate, represented approximately 69% of coal sales (including sales through brokers) for the quarter ended March 31, 2009. Accounts receivable attributable to four customers totaled approximately 71% and 59% of consolidated accounts receivable at March 31, 2010 and December 31, 2009, respectively.

NOTE 13:	RELATED PARTY TRANSACTIONS

In connection with our formation in August 2007, the Partnership and Oxford Mining entered into an administrative and operational services agreement (“Services Agreement”) with our GP. Under the terms of the Services Agreement, our GP provides services through its employees to us and is reimbursed for all related costs incurred on our behalf. Pursuant to the Services Agreement, we reimbursed our GP for costs primarily related to payroll for all the periods after August 24, 2007, of which $4,260,000 and $2,504,000 were included in our accounts payable at March 31, 2010 and December 31, 2009, respectively. These amounts include amounts payable for funding the money purchase pension plan and 401(k) plan for plan years 2009 and 2010, respectively.

Also in connection with our formation in August 2007, Oxford Mining entered into an advisory services agreement (“Advisory Agreement”) with certain affiliates of AIM Oxford. The Advisory Agreement runs for a term of ten years until August 2017, subject to earlier termination at any time by the AIM Oxford affiliates. Under the terms of the Advisory Agreement, the AIM Oxford affiliates have duties as financial and management advisors to Oxford Mining, including providing services in obtaining equity, debt, lease and acquisition financing, as well as providing other financial, advisory and consulting services for the operation and growth of Oxford Mining. These services consist of advisory services of a type customarily provided by sponsors of U.S. private equity firms to companies in which they have substantial investments. Such services are rendered at the reasonable request of Oxford Mining. The basic annual fees under the Advisory Agreement were $250,000 for 2008, and for 2009 and each year thereafter increase based on the percentage increase in gross revenues. Further fees are payable for additional significant services requested. Pursuant to the Advisory Agreement, advisory fees were paid to AIM Oxford affiliates of $77,000 and $63,000 for the quarters ended March 31, 2010 and 2009, respectively.

Contract services were provided to Tunnell Hill Reclamation, LLC, a company with common owners, in the amount of $206,000 and $72,000 for the quarters ended March 31, 2010 and March 31, 2009, respectively. Accounts receivable were $87,000 and $70,000 from Tunnell Hill at March 31, 2010 and December 31, 2009, respectively. We have concluded that Tunnell Hill Reclamation, LLC does not represent a variable interest entity.

We had no accounts receivable from employees and owners at March 31, 2010 and $28,000 at December 31, 2009.

OXFORD RESOURCE PARTNERS, LP AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

NOTE 14:	SUPPLEMENTAL CASH FLOW INFORMATION

	For the Quarters Ended
	March 31,
	2010	2009

Cash paid for:
Interest	$1,711,000	$1,443,000
Noncash investing activities:
Purchases of mineral rights and land financed through accounts payable	—	1,296,000
Mine development costs financed through accounts payable	—	225,000
Purchases of property and equipment financed through accounts payable	3,074,000	3,637,000
Purchase of coal reserves by note payable	—	1,387,000
Noncash financing activities:
Market value of common units vested in LTIP	288,000	83,000

NOTE 15:	SEGMENT INFORMATION

We operate in one business segment. We operate surface coal mines in Northern Appalachia and the Illinois Basin and sell high value steam coal to utilities, industrial customers or other coal-related organizations primarily in the eastern United States. Our operating and executive management reviews and bases its decisions upon consolidated reports. All three of our operating subsidiaries participate primarily in the business of utilizing surface mining techniques to mine domestic coal and prepare it for sale to our customers. The operating companies share customers and a particular customer may receive coal from any one of the operating subsidiaries.

NOTE 16:	SUBSEQUENT EVENTS

The following represents material events that have occurred subsequent to March 31, 2010 through May 17, 2010, the date these financial statements were issued.

Our subsidiary Harrison, paid a $3,000,000 distribution in April 2010 of which we and the non-controlling interest holder received $1,530,000 and $1,470,000, respectively.

We also made a quarterly distribution to our unitholders of $2,834,000 in May 2010.

In May 2010 we borrowed $3,000,000 on the revolving credit facility.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Oxford Resources GP, LLC (which is the General Partner of Oxford
Resource Partners, LP) and the General Partner and Limited Partners of Oxford Resource Partners, LP:

We have audited the accompanying consolidated balance sheets of Oxford Resource Partners, LP and subsidiaries (the “Partnership”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, partners’ capital and shareholders’ equity and cash flows of Oxford Resource Partners, LP and subsidiaries for the years ended December 31, 2009 and 2008 and the period from August 24, 2007 (inception) to December 31, 2007 and of Oxford Mining Company and subsidiaries (the “Predecessor”) for the period from January 1, 2007 through August 23, 2007. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnership is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Oxford Resource Partners, LP and subsidiaries as of December 31, 2009 and 2008, and the results of operations and cash flows of Oxford Resource Partners, LP and subsidiaries for the years ended December 31, 2009 and 2008, the period from August 24, 2007 (inception) to December 31, 2007 and of the Predecessor for the period from January 1, 2007 through August 23, 2007 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, the Partnership changed its method of accounting and reporting for noncontrolling interests in subsidiaries in 2009 for all periods presented due to the adoption of Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements, codified in FASB ASC 810 — Consolidation.

/s/ GRANT THORNTON LLP

Cleveland, Ohio
March 24, 2010

OXFORD RESOURCE PARTNERS, LP AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in thousands, except for unit information)

	December 31,	December 31,
	2009	2008

ASSETS
Cash and cash equivalents	$3,366	$15,179
Trade accounts receivable	24,403	21,528
Inventory	8,801	5,134
Advance royalties	1,674	1,509
Prepaid expenses and other current assets	1,424	787

Total current assets	39,668	44,137
Property, plant and equipment, net	149,461	112,446
Advance royalties	7,438	8,126
Other long-term assets	6,796	6,588

Total assets	$203,363	$171,297

LIABILITIES
Current portion of long-term debt	$4,113	$2,535
Accounts payable	21,655	22,654
Asset retirement obligation — current portion	7,377	4,749
Deferred revenue — current portion	2,090	13,250
Accrued taxes other than income taxes	1,464	1,117
Accrued payroll and related expenses	2,045	326
Other current liabilities	5,714	3,360

Total current liabilities	44,458	47,991
Long-term debt	91,598	81,442
Asset retirement obligations	5,966	4,543
Other long-term liabilities	4,229	2,000

Total liabilities	$146,251	$135,976
Commitments and Contingencies (Note 17)

PARTNERS’ CAPITAL
Limited partners (6,570,369 and 5,889,484 units outstanding as of December 31, 2009 and 2008, respectively)	53,960	32,371
General partner (132,909 and 119,643 units outstanding as of December 31, 2009 and 2008, respectively)	1,085	653

Total Oxford Resource Partners, LP partners’ capital	55,045	33,024
Noncontrolling interest	2,067	2,297

Total partners’ capital	57,112	35,321

Total liabilities and partners’ capital	$203,363	$171,297

See accompanying notes to consolidated financial statements.

OXFORD RESOURCE PARTNERS, LP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except for unit information)

				Oxford Mining
	Oxford Resource Partners, LP			Company
	(Successor)			(Predecessor)
			Period from	Period from
	Years Ended		August 24	January 1
	December 31,		to December 31,	to August 23,
	2009	2008	2007	2007

Revenues
Coal sales	$254,171	$193,699	$61,324	$96,799
Transportation revenue	32,490	31,839	10,204	18,083
Royalty and non-coal revenue	7,183	4,951	1,407	3,267

Total revenues	293,844	230,489	72,935	118,149
Costs and expenses
Cost of coal sales (excluding depreciation, depletion, and amortization, shown separately)	170,698	151,421	40,721	70,415
Cost of purchased coal	19,487	12,925	9,468	17,494
Cost of transportation	32,490	31,839	10,204	18,083
Depreciation, depletion, and amortization	25,902	16,660	4,926	9,025
Selling, general and administrative expenses	13,242	9,577	2,114	3,643

Total costs and expenses	261,819	222,422	67,433	118,660

Income (loss) from operations	32,025	8,067	5,502	(511)
Interest income	35	62	55	26
Interest expense	(6,484)	(7,720)	(3,498)	(2,386)
Gain from purchase of business	3,823	—	—	—

Net income (loss)	29,399	409	2,059	(2,871)
Less: net income attributable to noncontrolling interest	(5,895)	(2,891)	(537)	(682)

Net income (loss) attributable to Oxford Resource Partners, LP unitholders	$23,504	$(2,482)	$1,522	$(3,553)

Net income (loss) allocated to general partner	$467	$(50)	$30

Net income (loss) allocated to limited partners	$23,037	$(2,432)	$1,492

Basic earnings per limited partner unit	$3.80	$(0.44)	$0.30

Diluted earnings per limited partner unit	$3.79	$(0.44)	$0.30

Weighted average number of limited partner units outstanding basic	6,061,072	5,554,395	4,900,000

Weighted average number of limited partner units outstanding diluted	6,084,508	5,554,395	4,901,956

Distributions paid per limited partner unit	$2.17	$2.21	$—

See accompanying notes to consolidated financial statements.

OXFORD RESOURCE PARTNERS, LP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PARTNERS’ CAPITAL AND SHAREHOLDERS’ EQUITY
Years ended December 31, 2009 and 2008 and the periods from inception to December 31, 2007 and from January 1, 2007 to August 23, 2007
(in thousands, except for unit information)

		Capital in	Retained	Common	Total
	Common	Excess of	Earnings	Stock In	Shareholders’	Noncontrolling	Total
Predecessor	Stock	Par Value	(Deficit)	Treasury	Equity	Interest	Equity

Balance at December 31, 2006	$2	$44	$10,252	$(2,077)	$8,221	$—	$8,221
Proceeds from the sale of minority interest						980	980
Net loss			(3,553)		(3,553)	682	(2,871)
Shareholders’ distributions			(16,339)		(16,339)	(343)	(16,682)

Balance at August 23, 2007	$2	$44	$(9,640)	$(2,077)	$(11,671)	$1,319	$(10,352)

	Limited	Limited	General	General			Total
	Partner	Partners’	Partner	Partner’s	Total	Noncontrolling	Partners’
Successor	Units	Capital	Units	Capital	Units	interest	Capital

Balance at August 24, 2007	—	$—	—	$—	—	$—	$—
Partners’ contributions	4,900,000	54,880	100,000	1,120	5,000,000	1,319	57,319
Predecessor basis adjustment		(20,465)		(417)			(20,882)
Net income		1,492		30		537	2,059
Unit-based compensation		25					25

Balance at December 31, 2007	4,900,000	$35,932	100,000	$733	5,000,000	$1,856	$38,521

Net income (loss)		(2,432)		(50)		2,891	409
Partners’ contributions	962,500	10,780	19,643	220	982,143		11,000
Partners’ distributions		(12,253)		(250)		(2,450)	(14,953)
Unit-based compensation		468					468
Issuance of units to LTIP participants	26,984	(124)			26,984		(124)

Balance at December 31, 2008	5,889,484	$32,371	119,643	$653	6,009,127	$2,297	$35,321

Net income		23,037		467		5,895	29,399
Partners’ contributions	650,029	11,329	13,266	231	663,295		11,560
Partners’ distributions		(13,141)		(266)		(6,125)	(19,532)
Unit-based compensation		472					472
Issuance of units to LTIP participants	30,883	(108)			30,883		(108)

Balance at December 31, 2009	6,570,396	$53,960	132,909	$1,085	6,703,305	$2,067	$57,112

See accompanying notes to consolidated financial statements.

OXFORD RESOURCE PARTNERS, LP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

				Oxford Mining
	Oxford Resource Partners, LP			Company
	(Successor)			(Predecessor)
			Period from	Period from
	Years Ended		August 24 to	January 1
	December 31		December 31	to August 23
	2009	2008	2007	2007

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) attributable to Oxford Resource Partners, LP unitholders	$23,504	$(2,482)	$1,522	$(3,553)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation, depletion, and amortization	25,902	16,660	4,926	9,025
Interest rate swap adjustment to market	(1,681)	574	1,107	—
Loan fee amortization	530	398	131	148
Loss on debt extinguishment	1,252	—	—	—
Non-cash compensation expense	472	468	25	—
Advanced royalty recoupment	1,390	1,020	261	695
Loss (gain) on disposal of property and equipment	1,177	(1,407)	(9)	(25)
(Gain) on acquisition	(3,823)	—	—	—
Noncontrolling interest in subsidiary earnings	5,895	2,891	537	682
(Increase) decrease in assets:
Accounts receivable	(2,875)	(3,906)	834	(1,785)
Inventory	(2,062)	(479)	358	(847)
Other assets	(2,807)	(494)	(4,368)	(167)
Increase (decrease) in liabilities:
Accounts payable and other liabilities	3,055	6,761	(11,388)	10,386
Asset retirement obligation	1,094	1,509	(454)	3,178
Provision for below-market contracts and deferred revenue	(13,840)	12,479	(2,001)	(103)

Net cash provided by (used in) operating activities	37,183	33,992	(8,519)	17,634
CASH FLOWS FROM INVESTING ACTIVITIES:
Phoenix Coal acquisition	(18,275)	—	—	—
Purchase of mineral rights and land	(2,705)	(197)	(20,010)	(1,919)
Mine development costs	(2,346)	(1,476)	(312)	(2,285)
Royalty advances	(629)	(853)	(88)	(1,201)
Purchase of property and equipment	(25,657)	(25,321)	(77,114)	(11,305)
Proceeds from sale of property and equipment	88	3,972	—	—
Change in restricted cash	(4)	(67)	(1,221)	—
Payments received — notes receivable	—	—	—	91

Net cash used in investing activities	(49,528)	(23,942)	(98,745)	(16,619)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from borrowings	6,650	14,800	69,999	6,445
Payments on borrowings	(2,646)	(5,853)	(175)	(6,964)
Capital contributions from partners	11,560	11,000	36,400	—
Proceeds from sale of minority interest	—	—	—	980
Advances on line of credit	7,500	16,850	3,490	—
Payments on line of credit	(3,000)	(17,350)	(2,990)	(13)
Distributions to noncontrolling interest	(6,125)	(2,450)	—	(343)
Distributions to partners	(13,407)	(12,503)	—	—
Payments to shareholders of predecessor	—	—	—	(339)

Net cash provided by (used in) financing activities	532	4,494	106,724	(234)
Net increase/(decrease) in cash	(11,813)	14,544	(540)	781
CASH AND CASH EQUIVALENTS, beginning of period	15,179	635	1,175	394

CASH AND CASH EQUIVALENTS, end of period	$3,366	$15,179	$635	$1,175

See accompanying notes to consolidated financial statements.

OXFORD RESOURCE PARTNERS, LP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	ORGANIZATION AND PRESENTATION

Significant Relationships Referenced in Notes to Consolidated Financial Statements

•	“We,” “us,” “our,” “Successor” or the “Partnership” means the business and operations of Oxford Resource Partners, LP, the parent entity, as well as its consolidated subsidiaries.

•	“ORLP” means Oxford Resource Partners, LP, individually as the parent entity, and not on a consolidated basis.

•	Our “GP” means Oxford Resources GP, LLC, the general partner of Oxford Resource Partners, LP.

Organization

We are a low cost producer of high value steam coal. We focus on acquiring steam coal reserves that we can efficiently mine with our modern, large scale equipment. Our reserves and operations are strategically located in Northern Appalachia and the Illinois Basin to serve our primary market area of Illinois, Indiana, Kentucky, Ohio, Pennsylvania and West Virginia. These coal reserves are mined by our subsidiaries, Oxford Mining Company, LLC (“Oxford Mining”), Oxford Mining Company-Kentucky, LLC and Harrison Resources, LLC (“Harrison Resources”).

We are managed by our GP and all executives, officers and employees who provide services to us are employees of our GP. Charles Ungurean, the President and Chief Executive Officer of our GP and a member of our GP’s board of directors, and Thomas Ungurean, the Senior Vice President, Equipment, Procurement and Maintenance of our GP, are the co-owners of C&T Coal, Inc. (“C&T Coal”). Prior to our acquisition of Oxford, C&T Coal owned 100% of the outstanding ownership interest in Oxford Mining Company (“Predecessor” or “Oxford”).

We were formed in August 2007 to acquire all of the ownership interests in Oxford. On August 24, 2007, AIM Oxford Holdings, LLC (“AIM Oxford”) contributed total consideration to us of $36.4 million in cash, and C&T Coal contributed 100% of its ownership interest in Oxford to us for a distribution of $20.4 million in cash and $16.0 million of working capital which was distributed prior to this transaction and therefore is not reflected in the table below. Contemporaneously, we entered into a credit facility and the initial borrowings were used to pay in full Oxford’s existing debt and to pay transaction cost and replenish working capital. The transaction costs were $9.0 million.

The purchase consideration was comprised of the following:

AIM Oxford capital contributions	$36,400,000
Long-term bank borrowing	70,000,000
Revolver borrowing	2,990,000
Deemed value of C&T Coal’s retained interest	19,600,000

Subtotal	128,990,000

Less:
Cash on hand	1,034,000
Distribution to C&T Coal	20,400,000

Net purchase consideration	$107,556,000

At that time, C&T Coal and AIM Oxford held a 34.3% and 63.7% limited partner interest in ORLP, respectively, and our GP owned a 2% general partner interest. Also at that time, the members of our GP were AIM Oxford with a 65% ownership interest and C&T Coal with a 35% ownership interest. After taking into

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 1:	ORGANIZATION AND PRESENTATION — (Continued)

account their indirect ownership of ORLP through our GP, AIM Oxford held a 65% total interest in ORLP and C&T Coal held a 35% total interest in ORLP.

The acquisition of Oxford was accounted for under the purchase method of accounting as prescribed by Statement of Financial Accounting Standards (“SFAS”) 141, Business Combinations, and we have included all operating assets and liabilities of Oxford except for bank debt that was paid in full as part of the transaction. The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values at the transaction date. The estimated fair values of long-lived tangible and intangible assets were determined primarily through third-party appraisals. Due to C&T Coal’s limited partner interest in the Partnership and its ownership interest in our GP, the purchase accounting fair value adjustments are limited to the newly acquired 65% total interest purchased by AIM Oxford pursuant to Emerging Issues Task Force Abstract (“EITF”) 88-16, Basis in Leveraged Buyout Transactions.

The following is a summary of the fair values of the assets acquired and liabilities assumed as of the date of acquisition:

Net working capital	$5,195,000
Property and equipment	77,617,000
Intangibles	4,976,000
Mineral rights	19,730,000
Coal sales contracts	(2,726,000)
Other	2,764,000

Total	$107,556,000

Subsequent to our formation, AIM Oxford and C&T Coal made several capital contributions for various purposes including purchasing property, plant and equipment and acquiring the surface mining operations of Phoenix Coal Corporation (“Phoenix Coal”). See Note 3. The capital contributions were not all in direct proportion to AIM Oxford’s and C&T Coal’s initial limited partner interests in us. As a result of the disproportionate capital contributions, AIM Oxford’s and C&T Coal’s ownership of the Partnership, as of December 31, 2009, is 64.39% and 32.77%, respectively, with 1.98% and 0.86% interests being owned by our GP and participants in the Partnership’s Long-Term Incentive Plan (“LTIP”), respectively. AIM Oxford and C&T Coal own 66.27% and 33.73%, respectively, in the GP.

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements include the accounts and operations of the Partnership and its consolidated subsidiaries and are prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”). We have included the accounts of our Predecessor and its subsidiaries for the eight month period ended August 23, 2007 in the consolidated statements of operations, cash flows and shareholders’ equity.

We own a 51% interest in Harrison Resources and are therefore deemed to have control. As a result, we consolidate all of Harrison Resources’ accounts with all material intercompany transactions and balances being eliminated in our consolidated financial statements. The 49% portion of Harrison Resources that we do not own is reflected as “Noncontrolling interest” in the consolidated balance sheet. See Note 16.

OXFORD RESOURCE PARTNERS, LP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

In order to prepare financial statements in conformity with US GAAP, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities (if any) at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant areas requiring the use of management estimates and assumptions relate to units-of-production amortization calculations, asset retirement obligations, useful lives for depreciation of fixed assets and estimates of fair values for asset impairment purposes. The estimates and assumptions that we use are based upon our evaluation of the relevant facts and circumstances as of the date of the financial statements. Actual results could ultimately differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of all unrestricted cash balances and highly liquid investments that have an original maturity of three months or less. Financial instruments and related items, which potentially subject us to concentrations of credit risk, consist primarily of cash, cash equivalents and trade receivables. We place our cash and temporary cash investments with high credit quality institutions. At times, such investments may be in excess of the FDIC insurance limit. We have not experienced any losses in such accounts and believe we are not exposed to any significant credit risk relating to our cash and cash equivalents.

Restricted Cash

We had restricted cash and cash equivalents related to Harrison Resources of $1,877,000 and $1,873,000 at December 31, 2009 and 2008, respectively, which are included in the balance sheet caption “Other long-term assets” due to their anticipated release from restriction. Harrison Resources’ cash, which is deemed to be restricted due to the limitations of its use for Harrison Resources’ operations, primarily relates to funds set aside for future reclamation obligations. See Note 16.

Allowance for Doubtful Accounts

We establish an allowance for losses on trade receivables when it is probable that all or part of the outstanding balance will not be collected. Our management regularly reviews the probability that a receivable will be collected and establishes or adjusts the allowance as necessary. There was no allowance for doubtful accounts at December 31, 2009 and 2008.

Inventory

Inventory consists of coal that has been completely uncovered or that has been removed from the pit and stockpiled for crushing, washing, or shipment to customers. Inventory also consists of supplies, spare parts and fuel. Inventory is valued at the lower of average cost or market. The cost of coal inventory includes certain operating expenses and operating overhead. The stripping costs incurred in the production phase of a mine are variable production costs included in the costs of the inventory produced during the period that the stripping costs were incurred.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Expenditures that extend the useful lives of existing plant and equipment are capitalized. Maintenance and repairs that do not extend the useful life or increase

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

productivity are charged to operating expense as incurred. Plant and equipment are depreciated principally on the straight-line method over the estimated useful lives of the assets based on the following schedule:

Buildings and tipple	25-39 years
Machinery and equipment	7-12 years
Vehicles	5-7 years
Furniture and fixtures	3-7 years
Railroad siding	7 years

We acquire our reserves through purchases or leases of coal reserves. Coal reserves are recorded at fair value under purchase accounting at our formation date of August 24, 2007 or as part of the Phoenix Coal acquisition. See Note 3. We deplete our reserves using the units-of-production method, without residual value, on the basis of tonnage mined in relation to estimated recoverable tonnage. At December 31, 2009 and 2008, all of our reserves were attributed to mine complexes engaged in mining operations or leased to third parties. We believe that the carrying value of these reserves will be recovered. Residual surface values are classified as land and not depleted.

Exploration expenditures are charged to operating expense as incurred and include costs related to locating coal deposits and the drilling and evaluation costs incurred to assess the economic viability of such deposits. Costs incurred in areas outside the boundary of known coal deposits and areas with insufficient drilling spacing to qualify as proven and probable reserves are also expensed as exploration costs.

Once management determines there is sufficient evidence that the expenditure will result in a future economic benefit to the Partnership, the costs are capitalized as mine development costs. Capitalization of mine development costs continues until more than a de minimis amount of saleable coal is extracted from the mine. Amortization of these mine development costs is then initiated using the units-of-production method based upon the estimated recoverable tonnage.

Financial Instruments and Derivative Financial Instruments

Our financial instruments include cash and cash equivalents, accounts receivable, accounts payable, fixed rate debt, variable rate debt, an interest rate swap agreement and an interest rate cap agreement. We do not hold or issue financial instruments or derivative financial instruments for trading purposes.

We used an interest rate swap agreement to partially reduce risks related to floating rate financing agreements that are subject to changes in the market rate of interest. Terms of the interest rate swap agreement required us to receive a variable interest rate and pay a fixed interest rate. Our interest rate swap agreement and its variable rate financings were based upon the three-month London Interbank Offered Rate (“LIBOR”). We currently have an interest rate cap agreement that sets an upper limit on LIBOR that we would have to pay under the terms of our existing credit facility. We did not elect hedge accounting for either agreement and so changes in market value on these derivatives are included in interest expense on the consolidated statements of operations.

We measure our derivatives (interest rate swap agreement or interest rate cap agreement) at fair value on a recurring basis using significant observable inputs, which are Level 2 inputs as defined in the fair value hierarchy. See Note 12.

Our risk management policy is to purchase up to 75% of our diesel fuel gallons on fixed price forward contracts. These contracts meet the normal purchases and sales exclusion and therefore are not accounted for as derivatives. We take physical delivery of all the fuel under these forward contracts and such contracts have a term of one year or less.

OXFORD RESOURCE PARTNERS, LP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

Advance Royalties

A substantial portion of our reserves are leased. Advance royalties are advance payments made to lessors under terms of mineral lease agreements that are recoupable through a reduction in royalties payable on future production. Amortization of leased coal interests is computed using the units-of-production method over estimated recoverable tonnage.

Long-Lived Assets

We follow authoritative guidance that requires projected future cash flows from use and disposition of assets to be compared with the carrying amounts of those assets when impairment indicators are present. When the sum of projected cash flows is less than the carrying amount, impairment losses are indicated. If the fair value of the assets is less than the carrying amount of the assets, an impairment loss is recognized. In determining such impairment losses, discounted cash flows or asset appraisals are utilized to determine the fair value of the assets being evaluated. Also, in certain situations, expected mine lives are shortened because of changes to planned operations. When that occurs and it is determined that the mine’s underlying costs are not recoverable in the future, reclamation and mine closure obligations are accelerated. To the extent it is determined that an asset’s carrying value will not be recoverable during a shorter mine life, the asset is written down to its recoverable value. No impairment losses were recognized during any of the years or periods presented.

Identifiable Intangible Assets and Liabilities

Identifiable intangible assets are recorded in other assets in the accompanying consolidated balance sheets. We capitalize costs incurred in connection with borrowings or the establishment of credit facilities. These costs are amortized as an adjustment to interest expense over the life of the borrowings or term of the credit facility using the interest method.

We also have recorded intangible assets and liabilities at fair value associated with certain customer relationships and below-market coal sales contracts, respectively. These balances arose from the use of purchase accounting for business combinations and so the assets and liabilities were adjusted to fair value. These intangible assets are being amortized over their expected useful lives. See the “Coal Sales Contracts” section of Note 2 and Note 7 for further details.

Asset Retirement Obligation

Our asset retirement obligations, or AROs, arise from the Surface Mining Control and Reclamation Act of 1977 (SMCRA) and similar state statutes, which require that mine property be restored in accordance with specified standards and an approved reclamation plan. Our AROs are recorded initially at fair value. It has been our practice, and we anticipate that it will continue to be our practice, to perform a substantial portion of the reclamation work using internal resources. Hence the estimated costs used in determining the carrying amount of our AROs may exceed the amounts that are eventually paid for reclamation costs if the reclamation work was performed using internal resources.

To determine the fair value of our AROs, we calculate on a mine by mine basis the present value of estimated reclamation cash flows. This process requires us to estimate the current disturbed acreage subject to reclamation, estimates of future reclamation costs and assumptions regarding the mine’s productivity. These cash flows are discounted at the credit-adjusted, risk free interest rate based on U.S. Treasury bonds with a maturity similar to the expected lives of our mines.

OXFORD RESOURCE PARTNERS, LP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

When the liability is initially recorded for the costs to open a new mine site, the offset is recorded to the producing mine asset. Over time, the ARO liability is accreted to its present value, and the capitalized cost is depreciated over the units-of-production for the related mine. The liability is also increased as additional land is disturbed during the mining process. The timeline between digging the mining pit and extracting the coal is relatively short; therefore, much of the liability created for active mining is expensed within a month or so of establishment because the related coal has been extracted. If the assumptions used to estimate the ARO do not materialize as expected or regulatory changes occur, reclamation costs or obligations to perform reclamation and mine closure activities could be materially different than currently estimated. We review our entire reclamation liability at least annually and make necessary adjustments for permit changes as granted by state authorities, additional costs resulting from revisions to cost estimates and the quantity of disturbed acreage during the current year. At December 31, 2009, we had recorded ARO liabilities of $13.3 million, including amounts reported as current liabilities. On an aggregate undiscounted basis, we estimate the cost of final mine closure to be approximately $15.5 million.

Income Taxes

Prior to being contributed to us in August 2007, Oxford elected to be recognized as an “S” Corporation under the provisions of the Internal Revenue Code, which provides that, in lieu of federal and state income taxes, the shareholders were taxed on their proportionate share of Oxford’s income, deductions, losses and credits. Therefore, no provision or liability for federal or state income taxes was presented in Oxford’s financial statements.

As a partnership, we are not a taxable entity for federal or state income tax purposes; the tax effect of our activities passes through to our unitholders. Therefore, no provision or liability for federal or state income taxes is included in our financial statements. Net income for financial statement purposes may differ significantly from taxable income reportable to our unitholders as a result of timing or permanent differences between financial reporting under US GAAP and the regulations promulgated by the Internal Revenue Service.

Authoritative accounting guidance on accounting for uncertainty in income taxes establishes the criterion that an individual tax position is required to meet for some or all of the benefits of that position to be recognized in our financial statements. On initial application, the uncertain tax position guidance has been applied to all tax positions for which the statute of limitations remains open. Only tax positions that meet the more-likely-than-not recognition threshold at the adoption date are recognized or will continue to be recognized.

Revenue Recognition

Revenue from coal sales is recognized and recorded when shipment or delivery to the customer has occurred, prices are fixed or determinable and the title or risk of loss has passed in accordance with the terms of the sales contract. Under the typical terms of these contracts, risk of loss transfers to the customers at the mine or port, when the coal is loaded on the rail, barge, or truck.

On September 29, 2008, we executed and received a prepayment from one of our customers of $13,250,000 toward its future coal deliveries in 2009. This amount was classified as deferred revenue and recognized as revenue as we delivered the coal in accordance with the terms of the arrangement. As of December 31, 2009, $2,090,000 of the prepayment remains on our balance sheet as deferred revenue. We expect this balance will be fully recognized as revenue in 2010.

Freight and handling costs paid to third-party carriers and invoiced to customers are recorded as cost of transportation and transportation revenue, respectively.

OXFORD RESOURCE PARTNERS, LP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

Royalty and non-coal revenue consists of coal royalty income, service fees for providing landfill earth moving services, commissions that we receive from a third party who sells limestone that we recover during our coal mining process, service fees for operating a coal unloading facility and fees that we receive for trucking ash for two municipal utility customers. Revenues are recognized when earned or when services are performed. Royalty revenue relates to the overriding royalty we receive on our underground coal reserves that we sublease to a third party mining company. Prior to June 2008, we did not receive any royalties because we had purchased the output of this mine thus no royalty was due to us. Starting in June 2008, our sublessee began selling the coal production for its own account which entitled us to start receiving royalty revenue. For the years ended 2009 and 2008, we received royalties of $4,513,000 and $1,289,000, respectively.

Coal Sales Contracts

Our below-market coal sales contracts were acquired through the Phoenix Coal acquisition and in connection with our acquisition of Oxford in 2007 for which the prevailing market price for coal specified in the agreement was in excess of the agreement price. The fair value was based on discounted cash flows resulting from the difference between the below-market agreement price and the prevailing market price at the date of acquisition. The difference between the below-market agreements cash flows and the cash flows at the prevailing market price is amortized into coal sales on the basis of tons shipped over the term of the respective contract.

Unit-Based Compensation

We account for unit-based awards in accordance with applicable guidance, which establishes standards of accounting for transactions in which an entity exchanges its equity instruments for goods or services. Unit-based compensation expense is recorded based upon the fair value of the award at grant date. Such costs are recognized as expense on a straight-line basis over the corresponding vesting period. The fair value of our LTIP units is determined based on the sale price of our limited partner units in arm’s-length transactions. The unit price fair value was increased in September 2009 in connection with the Phoenix Coal acquisition where additional units were purchased by C&T Coal and AIM Oxford disproportionately to their respective ownership interests to help fund the acquisition. This resulted in C&T Coal’s previous ownership interest being diluted. We verified the reasonableness of the new valuation of our units using traditional valuation techniques for publicly traded partnerships. See Note 13.

Earnings Per Unit

For purposes of our earnings per unit calculation, we have applied the two class method. The classes of units are our limited partner and general partner units. All outstanding units share pro rata in income allocations and distributions and our general partner has sole voting rights. Limited partner units have been separated into Class A and Class B to prepare for a potential transaction such as an initial public offering.

Limited Partner Units:  Basic earnings per unit are computed by dividing net income attributable to limited partners by the weighted average units outstanding during the reporting period. Diluted earnings per unit are computed similar to basic earnings per unit except that the weighted average units outstanding and net income attributable to limited partners are increased to include phantom units that have not yet vested and that will convert to LTIP units upon vesting. In years of a loss, the phantom units are not included in the earnings per unit calculation.

General Partner Units:  Basic earnings per unit are computed by dividing net income attributable to our GP by the weighted average units outstanding during the reporting period. Diluted earnings per unit for our GP are computed similar to basic earnings per unit except that the net income attributable to the general partner units is adjusted for the dilutive impact of the phantom units.

OXFORD RESOURCE PARTNERS, LP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

The computation of basic and diluted earnings per unit under the two-class method for limited partner units and general partner units is presented below:

	Oxford Resource Partners, LP
			Period from
	Years Ended December 31,		August 24 to
	2009	2008	December 31, 2007
	(in thousands except unit amounts)

Limited partner units
Average units outstanding:
Basic	6,061,072	5,554,395	4,900,000
Effect of unit-based awards	23,436	n/a	1,956

Diluted	6,084,508	5,554,395	4,901,956

Net income attributable to limited partners
Basic	$23,037	$(2,432)	$1,492
Diluted	23,038	(2,432)	1,492
Earnings per limited partner unit
Basic	$3.80	$(0.44)	$0.30
Diluted	3.79	(0.44)	0.30
General partner units
Average units outstanding:
Basic and diluted	123,023	113,241	100,000
Net income attributable to general partner
Basic	$467	$(50)	$30
Diluted	466	(50)	30
Earnings per general partner unit
Basic	$3.80	$(0.44)	$0.30
Diluted	3.79	(0.44)	0.30

New Accounting Standards Issued and Adopted

In June 2009, the FASB issued a new standard establishing the FASB Accounting Standards Codification (“Codification”) as the sole source of authoritative generally accepted accounting principles. The Codification reorganized existing U.S. accounting and reporting standards issued by the FASB and other related private sector standard setters into a single source of authoritative accounting principles arranged by topic. The Codification supersedes all existing U.S. accounting standards; all other accounting literature not included in the Codification (other than Securities and Exchange Commission guidance for publicly traded companies) is considered non- authoritative. This standard is effective for interim and annual reporting periods ending after September 15, 2009. The Codification does not change existing US GAAP.

In September 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-06, Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities. This update addresses the need for additional implementation guidance on accounting for uncertainty in income taxes for all entities. The update clarifies that an entity’s tax status as a pass through or tax-exempt not-for-profit entity is a tax position subject to recognition requirements of the standard and therefore must use the recognition and measurement guidance when assessing their tax positions. The ASU 2009-06 updates are effective for interim and annual periods ending after September 15, 2009. The adoption of the guidance in

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

ASU 2009-06 during the third quarter of 2009 did not have a material impact on our consolidated financial statements.

In May 2009, the FASB issued new guidance for accounting for subsequent events that established the accounting for and disclosure of events that occur subsequent to the balance sheet date but before financial statements are issued or are available to be issued. The standard provides guidance on management’s assessment of subsequent events and incorporates this guidance into accounting literature. The standard is effective prospectively for interim and annual periods ending after June 15, 2009. We adopted this standard for the year ended December 31, 2009 and the adoption did not impact our consolidated financial statements. See Note 22.

In December 2007, the FASB issued revised guidance on business combinations. This new guidance establishes principles and requirements for the acquirer of a business to recognize and measure in its financial statements. This amendment applies to all business combinations and establishes guidance for recognizing and measuring identifiable assets, liabilities, noncontrolling interests in the acquiree and goodwill. Most of these items are recognized at their full fair value on the acquisition date, including acquisitions where the acquirer obtains control but less than 100% ownership in the acquiree. The amendment also requires expensing acquisition-related costs as incurred and establish disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. This guidance is effective for business combinations with an acquisition date in fiscal years beginning after December 15, 2008. We have recorded the acquisition of the surface coal mining assets of Phoenix Coal dated September 30, 2009 under this revised guidance. See Note 3. The impact of adoption was to expense $379,000 of previously capitalized acquisition costs as of January 1, 2009.

In December 2007, the FASB issued new guidance on the accounting for noncontrolling ownership interests in a subsidiary and for the deconsolidation of a subsidiary. The guidance requires that noncontrolling ownership interests in consolidated subsidiaries be presented in the consolidated balance sheet within partners’ capital as a separate component from the parent’s equity as opposed to mezzanine equity. Consolidated net income will now be disclosed as the amount attributable to both the parent and the noncontrolling interests. The guidance also provides for changes in the parent’s ownership interest in a subsidiary, including transactions where control is retained and where control is relinquished; it also requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. This guidance requires retrospective application to all periods presented, as included in our consolidated financial statements.

New Accounting Standards Issued and Not Yet Adopted

In August 2009, the FASB issued ASU 2009-05, Measuring Liabilities at Fair Value. The amendment provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the alternative valuation methods outlined in the guidance. It also clarifies that restrictions preventing the transfer of a liability should not be considered as a separate input or adjustment in the measurement of its fair value. This amendment was effective as of the beginning of interim and annual reporting periods that begin after August 27, 2009. The adoption of this guidance did not impact our consolidated financial statements.

In June 2009, the FASB amended guidance for the consolidation of a variable interest entity (“VIE”). This guidance updated the determination of whether an enterprise is the primary beneficiary of a VIE, and is, therefore, required to consolidate an entity, by requiring a qualitative analysis rather than a quantitative analysis. This standard also requires continuous reassessments of whether an enterprise is the primary beneficiary of a VIE. Previously, reconsideration was required only when specific events had occurred. This

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

guidance also requires enhanced disclosure about an enterprise’s involvement with a VIE. The provisions of these updates are effective as of the beginning of interim and annual reporting periods that begin after November 15, 2009. We do not believe that this standard will have a material impact on our consolidated financial statements.

NOTE 3:	ACQUISITION

On September 30, 2009, we acquired 100% of the active western Kentucky surface mining coal operations of Phoenix Coal. This acquisition provided us an entry into the Illinois Basin and consisted of four active surface coal mines and coal reserves of 20 million tons, as well as mineral rights, working capital and various coal sales and purchase contracts. The application of purchase accounting requires that the total purchase price be allocated to the fair value of assets acquired and liabilities assumed based on the fair values of the assets and the liabilities at the acquisition date. The following table summarizes the fair values of the assets acquired and the liabilities assumed at the date of acquisition:

Net working capital	$1,594,000
Mineral rights and land	10,264,000
Property, plant and equipment, net	20,519,000
Other assets	404,000
Coal sales contracts	(6,600,000)
Other liabilities	(4,083,000)

Net assets acquired	$22,098,000

The purchase price of $18,275,000 was less than the fair value of the net assets acquired of $22,098,000, and as a result we recorded a gain of $3,823,000 included in other operating income in the consolidated statements of operations for the year ended December 31, 2009. Phoenix Coal’s surface coal mining operations had previously operated at a loss and its management and board of directors elected to exit the surface mining business to focus on maximizing the value of its underground reserves.

As part of the acquisition agreement, we agreed to make additional payments of up to $1,000,000 in two installments to Phoenix Coal if Phoenix Coal secured specific surface and mineral rights by certain dates, the last of which will expire on June 30, 2010. During the fourth quarter of 2009, we paid $500,000 to Phoenix Coal for obtaining the surface rights pertaining to certain coal leases. The remaining $500,000 contingent payment was paid to Phoenix Coal in January 2010 for obtaining the mineral rights and is discussed further in our subsequent events Note 22. At the closing date, we concluded that the fair value of the contingent liability was $1,000,000 as the payment was deemed probable.

We also assumed a contract with a third party to pay a contingent fee if the third party was able to arrange to lease or purchase, on our behalf, a specified amount of coal reserves by July 31, 2010. The contract called for a payment of $1,000,000; however, we concluded that the fair value of the contingent liability was $625,000 using a probability weighted average of the likely outcomes. That amount was recorded as a liability with a corresponding asset in the consolidated balance sheet under the caption of “Property, plant and equipment, net.”

For the fourth quarter of 2009, our surface coal mine operations that we acquired from Phoenix Coal reported total revenue of $22.5 million and a net loss from operations of approximately $1.9 million. As a result of recording a gain of $3.8 million relating to the acquisition, the net income of these operations for the quarter was approximately $1.9 million, excluding general and administrative overhead expenses which are not allocated among subsidiaries.

OXFORD RESOURCE PARTNERS, LP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 3:	ACQUISITION — (Continued)

The following unaudited pro forma financial information reflects the consolidated results of operations as if the Phoenix Coal acquisition had occurred at the beginning of each year presented below. The pro forma information includes adjustments primarily for depreciation, depletion and amortization based upon fair values of property, plant and equipment and mineral rights, the lease of $11.1 million of equipment, and interest expense for acquisition debt and additional capital contributions. The pro forma financial information is not necessarily indicative of results that actually would have occurred if we had assumed operation of these assets on the date indicated nor is it indicative of future results.

	Pro Forma Results
	for the Year Ended
	December 31,
	2009	2008
	(Unaudited)

Revenue	$356,894,000	$313,118,000
Net income (loss) attributable to Oxford Resource Partners, LP unitholders	6,479,000	(21,711,000)

NOTE 4:	INVENTORY

Inventory consisted of the following at December 31:

	2009	2008

Coal	$4,759,000	$2,462,000
Fuel	1,264,000	1,053,000
Supplies and spare parts	2,778,000	1,619,000

Total	$8,801,000	$5,134,000

NOTE 5:	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net of accumulated depreciation, depletion and amortization consisted of the following at December 31:

	2009	2008

Property, plant and equipment — gross
Land	$3,374,000	$2,475,000
Coal reserves	39,905,000	25,597,000

Land and mineral rights	43,279,000	28,072,000

Buildings and tipple	2,025,000	1,375,000
Machinery and equipment	133,667,000	93,908,000
Vehicles	3,913,000	3,005,000
Furniture and fixtures	690,000	594,000
Railroad sidings	160,000	160,000
Mine development costs	8,606,000	4,712,000

Total property, plant and equipment, gross	192,340,000	131,826,000
Less: accumulated depreciation, depletion and amortization	42,879,000	19,380,000

Total property, plant and equipment, net	$149,461,000	$112,446,000

OXFORD RESOURCE PARTNERS, LP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 5:	PROPERTY, PLANT AND EQUIPMENT, NET — (Continued)

The amounts of depreciation expense related to owned and leased fixed assets, depletion expense related to owned and leased coal reserves, and amortization expense related to mine development costs for the respective years are set forth below:

				Oxford Mining
	Oxford Resource Partners, LP			Company
	(Successor)			(Predecessor)
	For the Years Ended		For the Period from	For the Period from
	December 31,		Inception to	January 1, 2007
	2009	2008	December 31, 2007	to August 23, 2007

Expense Type:
Depreciation	$19,632,000	$11,455,000	$3,404,000	$7,827,000
Depletion	4,672,000	3,226,000	1,030,000	216,000
Amortization	1,200,000	1,533,000	318,000	982,000

NOTE 6:	OPERATING LEASES

We lease certain equipment under non-cancelable lease agreements that expire on various dates through 2014. Generally the lease agreements are for a period of four years. As of December 31, 2009, aggregate lease payments that are required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year are set forth below:

For the years ending December 31, 2010	$6,289,000
2011	6,014,000
2012	4,429,000
2013	1,570,000
2014	123,000

For the years ended December 31, 2009 and 2008, the period from inception to December 31, 2007 and the Predecessor period from January 1, 2007 to August 23, 2007, we incurred lease expenses of approximately $5,428,000, $2,267,000, $260,000 and $1,775,000, respectively.

We also entered into various coal reserve lease agreements under which future royalty payments are due based on production. Such payments are capitalized as advance royalties at the time of payment, and amortized into royalty expense based on the stated recoupment rate.

NOTE 7:	INTANGIBLE ASSETS AND LIABILITIES

	December 31, 2009
	Estimated
	Remaining		Accumulated	Net Carrying
	Life (years)	Cost	Amortization	Value

Intangible assets
Customer relationships	18	$3,315,000	$1,019,000	$2,296,000
Deferred financing costs	3	1,811,000	174,000	1,637,000

Total intangible assets		$5,126,000	$1,193,000	$3,933,000

Intangible liabilities
Below-market coal sales contracts	3	$6,600,000	$1,705,000	$4,895,000

OXFORD RESOURCE PARTNERS, LP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 7:	INTANGIBLE ASSETS AND LIABILITIES — (Continued)

	December 31, 2008
	Estimated
	Remaining		Accumulated	Net Carrying
	Life (years)	Cost	Amortization	Value

Intangible assets
Customer relationships	19	$3,315,000	$621,000	$2,694,000
Deferred financing costs	4	1,786,000	528,000	1,258,000

Total intangible assets		$5,101,000	$1,149,000	$3,952,000

Customer relationships represent intangible assets that were recorded at fair value when we acquired Oxford on August 24, 2007. We amortized these assets over the expected life of the respective customer relationships. The amount included in depreciation, depletion and amortization related to customer relationships was $398,000, $446,000 and $174,000 for the years ended December 31, 2009 and 2008 and the period from inception to December 31, 2007, respectively. Oxford did not have this type of intangible asset prior to inception.

We capitalize costs incurred in connection with the establishment of credit facilities. On September 30, 2009, we amended and restated our credit agreement (the “Restated Credit Agreement”). The Restated Credit Agreement was determined to be substantially different from our prior credit agreement, and therefore, we wrote off, to interest expense, the remaining unamortized capitalized costs of $1,252,000 from our prior credit agreement (the “Original Credit Agreement”). We incurred costs of $1,811,000 associated with the Restated Credit Agreement which we capitalized. These costs are amortized to interest expense over the life of the Restated Credit Agreement using the interest method. Amortization of deferred financing costs included in interest expense was $530,000, $398,000, $131,000 and $147,000 for the years ended December 31, 2009 and 2008, the period from inception to December 31, 2007 and the Predecessor period from January 1, 2007 to August 23, 2007, respectively.

Expected amortization of identifiable intangible assets and deferred loan costs for each of the next five years will be approximately:

During the years ending December 31, 2010	$984,000
2011	868,000
2012	639,000
2013	254,000
2014	227,000
Thereafter	961,000

We evaluate our intangible assets for impairment when indicators of impairment exist. For the years ended December 31, 2009 and 2008, the period from inception through December 31, 2007 and the Predecessor period from January 1, 2007 to August 23, 2007, there were no impairments related to intangibles.

Based on expected shipments related to the below-market contracts, we expect to record annual amortization income of:

During the years ending December 31, 2010	$2,345,000
2011	1,919,000
2012	631,000

OXFORD RESOURCE PARTNERS, LP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 8:	OTHER CURRENT LIABILITIES

Other current liabilities consist of the following at December 31:

	2009	2008

Below-market coal sales contracts(1)	$2,345,000	$—
Accrued interest and interest rate swap(2)	860,000	2,262,000
Contingent liabilities(1)	1,125,000	—
Other	1,384,000	1,098,000

Total	$5,714,000	$3,360,000

(1)	Below-market coal sales contracts and contingent liabilities assumed with the Phoenix Coal acquisition. See Note 3.

(2)	The interest rate swap is discussed in Note 11.

NOTE 9:	ASSET RETIREMENT OBLIGATION

Our asset retirement obligations arise from the SMCRA and similar state statutes, which require that mine property be restored in accordance with specified standards and an approved reclamation plan. The required reclamation activities to be performed are outlined in our mining permits. These activities include reclaiming the pit and support acreage at surface mines.

We review our asset retirement obligations at least annually and make necessary adjustments for permit changes as granted by state authorities and for revisions of estimates of the amount and timing of costs. When the liability is initially recorded for the costs to open a new mine site, the offset is recorded to the producing mine asset. Over time, the ARO liability is accreted to its present value, and the capitalized cost is depreciated over the units-of-production for the related mine. The liability is also increased as additional land is disturbed during the mining process. The timeline between digging the mining pit and extracting the coal is relatively short; therefore, much of the liability created for active mining is expensed within a month or so of establishment because the related coal has been extracted.

At December 31, 2009, we had recorded asset retirement obligation liabilities of $13.3 million, including amounts reported as current liabilities. While the precise amount of these future costs cannot be determined with absolute certainty as of December 31, 2009, we estimate that the aggregate undiscounted cost of final mine closure is approximately $15.5 million.

The following table presents the activity affecting the asset retirement obligation for the respective years:

	Year Ended December 31,
	2009	2008

Beginning balance	$9,292,000	$7,644,000
Accretion expense	650,000	459,000
Payments	(3,358,000)	(2,594,000)
Revisions in estimated cash flows	3,802,000	3,783,000
Additions due to acquisition	2,957,000	—

Total asset retirement obligation	$13,343,000	$9,292,000
Less current portion	(7,377,000)	(4,749,000)

Noncurrent liability	$5,966,000	$4,543,000

OXFORD RESOURCE PARTNERS, LP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 10:	LONG-TERM DEBT

We had long-term debt as of December 31, 2009 and 2008 consisting of the following:

	2009	2008

FirstLight Funding I, Ltd.:
Term loans	$64,925,000	$65,625,000
Acquisition loans	21,304,000	14,800,000
Revolving loans	4,500,000	—

Total FirstLight Funding I, Ltd. Loans	90,729,000	80,425,000

Note payable — Peabody #1	228,000	436,000
Note payable — Peabody #2	1,843,000	—
Note payable — CONSOL #1	1,570,000	3,089,000
Note payable — CONSOL #2	1,317,000	—
Note payable — Other	24,000	27,000

Long-term debt	95,711,000	83,977,000
Less current portion	(4,113,000)	(2,535,000)

Total long-term debt	$91,598,000	$81,442,000

FirstLight Funding I, Ltd. Debt

Our Restated Credit Agreement is with a syndicate of lenders with FirstLight Funding I, Ltd. (“FirstLight”) acting as the Agent. The Restated Credit Agreement provides for borrowings of up to $115,000,000 in the form of $70,000,000 of term loans, acquisition loans of up to $25,000,000 and a revolving credit facility of $20,000,000. The Restated Credit Agreement includes the option of a Base Rate (as defined below) or LIBOR interest rate plus an applicable margin depending upon the type of borrowing. Base Rate is defined by the Restated Credit Agreement as the highest of (a) the rate publicly quoted from time to time by The Wall Street Journal as the “base rate on corporate loans posted by at least seventy-five percent (75%) of the nation’s 30 largest banks,” (b) the sum of the Federal Funds Rate plus one-half of one percentage point (0.50%), and (c) effective September 30, 2009, 1.50%. The Restated Credit Agreement is secured by pledging all of our assets and equity interests in wholly-owned subsidiaries. The Restated Credit Agreement requires us to meet various financial covenants and contains financial and other covenants that limit our ability to, among other things, effect acquisitions or dispositions and borrow additional funds.

At December 31, 2009 and 2008, we had $90,729,000 and $80,425,000, respectively, of borrowings outstanding and $8,245,000 and $5,404,000, respectively, of letters of credit outstanding. At December 31, 2009 and 2008, we had available unused capacity for borrowings under the Restated Credit Agreement and our original credit agreement (“Original Credit Agreement”) of $7,255,000 and $9,900,000, respectively. As of December 31, 2009 and 2008, the Base Rate was 3.25% and LIBOR was 0.25% and 1.83%, respectively.

In February 2009, we were notified by FirstLight that we failed to provide an updated list of after-acquired properties within the timeframe outlined in our Original Credit Agreement. This administrative issue was satisfactorily resolved by the Third Amendment and Waiver to the Original Credit Agreement that was executed on February 23, 2009. The Third Amendment and Waiver waived any potential defaults or potential events of default due to this administrative oversight. As consideration for the Third Amendment and Waiver, we paid and expensed amendment fees totaling $350,000 and the applicable margin for Term Loan 1, Acquisition Loan 1 and the Revolving Loans (as defined in the Original Credit Agreement) was increased from 2.5% to 3.0% per annum for LIBOR advances and from 1.25% to 2.75% per annum on Base Rate

OXFORD RESOURCE PARTNERS, LP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 10:	LONG-TERM DEBT — (Continued)

advances. The applicable margins for Term Loan 2 and Acquisition Loan 2 (as defined in the Original Credit Agreement) were increased from 5.5% to 6.5% per annum on LIBOR advances and from 4.25% to 6.25% per annum on Base Rate advances.

In order to facilitate the Phoenix Coal acquisition, it was necessary to enter into negotiations with FirstLight that resulted in another amendment to our Original Credit Agreement. The parties agreed to incorporate this amendment and all prior amendments directly into the Restated Credit Agreement. This resulted in the Restated Credit Agreement, effective September 30, 2009. This amendment allowed for the Phoenix Coal acquisition, subject to certain financial limitations. As consideration for the Restated Credit Agreement, we paid amendment fees totaling $500,000 and the applicable margins for all Term Loan 1, Acquisition Loan 1 and the Revolving Credit Facility amounts outstanding or new borrowings was increased from 3.0% to 4.5% per annum on LIBOR loans and from 2.75% to 4.25% per annum on Base Rate loans. The applicable margins for all Term Loan 2 and Acquisition Loan 2 amounts outstanding increased from 6.5% to 8.0% per annum on LIBOR advances and from 6.25% to 7.75% per annum on Base Rate advances. The amendment also provided for a LIBOR interest rate floor of 1.0% per annum. In addition, the Leverage Ratio covenant, defined as total debt divided by the last twelve months’ EBITDA (as defined in the Restated Credit Agreement), was reduced from 4.25 to 1.00 to 3.50 to 1.00 for the period September 30, 2009 through December 31, 2010 and to 3.00 to 1.00 thereafter.

We were in compliance with all covenants under the terms of the Restated Credit Agreement as of December 31, 2009.

Term Loans

We had $64,925,000 of term loans outstanding as of December 31, 2009 under the Restated Credit Agreement with $43,625,000 representing Term Loan 1 borrowings and $21,300,000 representing Term Loan 2 borrowings. Term Loan 1 provided for borrowings up to $48,000,000 and has a current stated interest rate equal to Base Rate plus 4.25% per annum on advances or, at the election of the borrower, LIBOR plus 4.5% per annum on advances. We are obligated to make quarterly principal payments of $175,000 on Term Loan 1 until maturity. During 2009, we made principal repayments of $700,000. Term Loan 2 provided for borrowings up to $22,000,000 and has a current stated interest rate of Base Rate plus 7.75% per annum on advances or, at the election of the borrower, LIBOR plus 8.0% per annum. No principal repayments are required on Term Loan 2 until maturity. Both obligations mature in August 2012 and any advances requested by us were prorated between the two term loans. Additional borrowings are not permitted under the terms of these term loans.

Acquisition Loans

We had $21,304,000 of acquisition loans outstanding as of December 31, 2009 with $14,454,000 representing borrowings under Acquisition Loan 1 and $6,850,000 representing Acquisition Loan 2 borrowings. Acquisition Loan 1 provided for borrowings up to $17,000,000 and, as of December 31, 2009, had stated interest rates of Base Rate plus 4.25% per annum on advances or, at the election of the borrower, LIBOR plus 4.50% per annum on advances. Acquisition Loan 2 was for $8,000,000 and had a current stated interest rate of Base Rate plus 7.75% per annum on advances or, at the election of the borrower, LIBOR plus 8.0% per annum on advances. Both obligations mature in August 2012 and any advances requested by us are prorated between the two acquisition loans.

We had until March 30, 2009 to utilize these lines of credit, after which time no additional borrowings were permitted. Until March 30, 2009, we paid a commitment fee of 0.50% per annum that was due quarterly on the unused portion of these lines of credit. Beginning on March 30, 2009, we were obligated to make

OXFORD RESOURCE PARTNERS, LP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 10:	LONG-TERM DEBT — (Continued)

quarterly principal payments of $36,500 on Acquisition Loan 1 until maturity. During 2009, we made principal payments of $146,000. No principal repayments are required on Acquisition Loan 2 until maturity.

Revolving Credit Facility

We have a revolving credit facility for Revolving Loans in the amount of $20,000,000. As of December 31, 2009 and 2008, we had $4,500,000 and $0, respectively, outstanding under the revolving credit facility and $8,245,000 and $5,404,000, respectively, of outstanding letters of credit. The revolving credit facility has an August 2012 maturity and a current stated interest rate of Base Rate plus 4.25% per annum on advances, or, at the election of the borrower, LIBOR plus 4.5% per annum on advances. Under the facility, letters of credit can be issued in an aggregate amount not to exceed $12,000,000, which results in a dollar for dollar reduction in the available capacity. As of December 31, 2009, we had $7,255,000 available on the revolving credit facility. The facility matures on August 24, 2012 and, until that time, only interest payments are required. For our outstanding letters of credit issued under the revolving credit facility, we pay issuing fees of 0.25% per annum on the stated amount of the letters of credit when we issue a letter of credit and an applicable margin of 2.50% per annum to FirstLight, as the Agent, on behalf of the lenders. Additionally, we pay a commitment fee of 0.50% per annum that is due quarterly for any unused capacity under this revolving credit facility.

Other Notes Payable

Peabody #1 — In July 2007, we acquired coal reserves from Peabody Energy Corporation through one of its subsidiaries in exchange for a note payable that is due in three annual payments of $250,000 at no stated interest rate. The obligation was secured by real property and mineral rights and matures in June 2010. The difference between the face amount and the imputed amount was recorded as a discount using an imputed interest rate of 9.25% and is being amortized into interest expense using the interest method.

Peabody #2 — In December 2009, we acquired coal reserves from Peabody Energy Corporation through one of its subsidiaries in exchange for a down payment of $1,000,000 and a note payable that is due in two annual payments of $1,000,000 at no stated interest rate. The obligation was secured by real property and mineral rights and matures in December 2011. The difference between the face amount and the imputed amount was recorded as a discount using an imputed interest rate of 5.5% and is being amortized into interest expense using the interest method.

CONSOL #1 — In August 2007, Harrison Resources acquired coal reserves from CONSOL Energy, through one of its subsidiaries, in exchange for a note payable that matures in August 2010. The note is payable in three equal installments of $1,773,000 at no stated interest rate. The difference between the face amount and the imputed amount was recorded as a discount using an imputed interest rate of 8.25% and is being amortized into interest expense using the interest method.

CONSOL #2 — In March 2009, we acquired coal reserve leases from CONSOL Energy, through one of its subsidiaries, in exchange for a down payment of $1,500,000 and a note payable that matures in March 2012 in an original face amount of $1,500,000. The note is payable in monthly installments based on units-of-production with a minimum of $500,000 due annually at no stated interest rate. The difference between the face amount and the imputed amount was recorded as a discount using an imputed interest rate of 4.6% and is being amortized using the interest method.

Other Note Payable — We acquired coal reserves from an individual with payments due of $5,000 per year for ten years at no stated interest rate. The obligation matures in April 2015. The difference between the face amount and the imputed amount was recorded as a discount using an imputed interest rate of 6.75% and is being amortized into interest expense using the interest method.

OXFORD RESOURCE PARTNERS, LP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 10:	LONG-TERM DEBT — (Continued)

Debt Maturity Table

The total debt of the Partnership matures as follows:

During the years ending December 31, 2010	$4,113,000
2011	2,268,000
2012	89,317,000
2013	4,000
2014	4,000
Thereafter	5,000

$95,711,000

NOTE 11:	INTEREST RATE CAP AND SWAP AGREEMENTS

On September 11, 2009, we entered into an interest rate cap agreement to hedge our exposure to rising LIBOR interest rates during 2010. This agreement, which has an effective date of January 4, 2010 and a notional amount of $50,000,000, provides for a LIBOR interest rate cap of 2% using three-month LIBOR. LIBOR was 0.251% as of December 31, 2009. We paid a fixed fee of $85,000 for this agreement which has quarterly settlement dates and matures on December 31, 2010. At December 31, 2009, the value of the interest rate cap was $34,000 and was recorded in other assets and the mark-to-market decrease in value of $51,000 was recorded to interest expense in the consolidated statement of operations for the year ended December 31, 2009.

We entered into an interest rate swap agreement on August 24, 2007 that had an original notional principal amount of $67,500,000 and a maturity of August 2009. Under the swap agreement, we paid interest at a fixed rate of 4.83% and received interest at a variable rate equal to LIBOR (1.43% as of December 31, 2008), based on the notional amount. The swap agreement decreased interest expense by $1,681,000 for the year ended December 31, 2009 and increased interest expense by $574,000 and $1,107,000 for the year ended December 31, 2008 and the period from inception to December 31, 2007, respectively. As of December 31, 2008, the fair value of the swap agreement was a liability of approximately $1,681,000. The swap agreement matured in August 2009.

NOTE 12:	FAIR VALUE OF FINANCIAL INSTRUMENTS

Effective January 1, 2008, we adopted the provision for fair value of financial assets and financial liabilities. We utilized fair value measurement guidance that, among other things, defines fair value, requires enhanced disclosures about assets and liabilities carried at fair value and establishes a hierarchal disclosure framework based upon the quality of inputs used to measure fair value. We elected to defer the application of the guidance to nonfinancial assets and liabilities until our fiscal year 2009 and that application did not have a material impact on our consolidated financial statements as of December 31, 2009. As a result of the adoption, we have elected not to measure any additional financial assets or liabilities at fair value, other than those which were previously recorded at fair value prior to the adoption.

The financial instruments measured at fair value on a recurring basis are summarized below:

Fair Value Measurements at December 31, 2009
	Quoted Prices in		Significant
	Active Markets for	Significant Other	Unobservable
	Identical Liabilities	Observable Inputs	Inputs
Description	(Level 1)	(Level 2)	(Level 3)

Interest rate cap agreement	$—	$34,000	$—

OXFORD RESOURCE PARTNERS, LP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 12:	FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

Fair Value Measurements at December 31, 2008
	Quoted Prices in		Significant
	Active Markets for	Significant Other	Unobservable
	Identical Liabilities	Observable Inputs	Inputs
Description	(Level 1)	(Level 2)	(Level 3)

Interest rate swap agreement	$—	$1,681,000	$—

The following methods and assumptions were used to estimate the fair values of financial instruments for which the fair value option was not elected:

Cash and cash equivalents, trade accounts receivable and accounts payable:  The carrying amount reported in the balance sheets for cash and cash equivalents, trade accounts receivable and accounts payable approximates its fair value due to the short maturity of these instruments.

Fixed rate debt:  The fair values of long-term debt are estimated using discounted cash flow analyses, based on current market rates for instruments with similar cash flows.

Variable rate debt:  The fair value of variable rate debt is estimated using discounted cash flow analyses, based on our best estimates of market rate for instruments with similar cash flows.

The carrying amounts and fair values of financial instruments for which the fair value option was not elected are as follows:

	December 31, 2009		December 31, 2008
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value

Fixed rate debt	$4,982,000	$4,952,000	$3,552,000	$3,311,000
Variable rate debt	$90,729,000	$90,729,000	$80,425,000	$80,425,000

NOTE 13:	LONG-TERM INCENTIVE PLAN

In November 2007, we implemented a Long-Term Incentive Plan, or LTIP, whereby equity awards may be granted to executives, officers, employees, directors, or consultants, as determined by the Board of Director’s Compensation Committee (“Compensation Committee”), in the form of partnership units, and may include distribution equivalent rights. Under this program, we have granted phantom units that have no rights until they are converted upon vesting. At our option, we can issue cash or LTIP units upon vesting, although we do not intend to settle these awards in cash. To date, we have always issued units and those units have the right to an allocation of income and to distributions but are not obligated to participate in any capital calls. See Unit-Based Compensation section of Note 2 for a further description of how we value our LTIP units.

These units are subject to such conditions and restrictions as our Compensation Committee may determine, including continued employment or service or achievement of pre-established performance goals and objectives. Currently, there are no outstanding performance awards. Although we have the option to repurchase these units upon employee termination, we currently do not have the intent to do so. Generally, these units vest in equal annual increments over four years with accelerated vesting of the first increment in certain cases. The total number of units authorized to distribute under the plan was 181,348 at December 31, 2009. Unless amended by our Compensation Committee, the LTIP will expire in November 2017.

Surrendered units were used to satisfy the individual tax obligations of those LTIP participants electing a net issuance whereby we pay the employee’s tax liability and the employee surrenders a sufficient number of units equal to the amount of tax liability assumed by us. After consideration of the grant vesting during 2009, 44,431 units remain available for issuance in the future.

OXFORD RESOURCE PARTNERS, LP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 13:	LONG-TERM INCENTIVE PLAN — (Continued)

We recognize compensation expense over the vesting period of the units, which is generally four years for each award. For the years ended December 31, 2009 and 2008 and for the period from inception to December 31, 2007, our gross LTIP expense was approximately $472,000, $468,000 and $25,000, respectively, which is included in selling, general and administrative expenses (SG&A) in our consolidated statements of operations. As of December 31, 2009 and 2008, approximately $840,000 and $1,118,000, respectively, of cost remained unamortized which we expect to recognize over a remaining weighted average period of 2 years.

The following table summarizes additional information concerning our unvested LTIP units:

		Weighted Average
		Grant Date
	Units	Fair Value

Unvested balance at December 31, 2007	106,410	$11.20
Granted	43,172	11.20
Issued	(26,984)	11.20
Surrendered	(8,825)	11.20
Forfeited	(6,410)	11.20

Unvested balance at December 31, 2008	107,363	$11.20
Granted	11,148	17.43
Issued	(30,883)	11.75
Surrendered	(8,578)	11.88

Unvested balance at December 31, 2009	79,050	$11.79

The value of LTIP units vested during the years ended December 31, 2009 and 2008 and the period from inception to December 31, 2007 was $465,000, $401,000 and $0, respectively.

NOTE 14:	WORKERS’ COMPENSATION AND BLACK LUNG

We have no liabilities under state statutes and the Federal Coal Mine Health and Safety Act of 1969, as amended, to pay black lung benefits to eligible employees, former employees and their dependents. With regard to workers’ compensation, we provide benefits to our employees by being insured through state sponsored programs or an insurance carrier where there is no state sponsored program.

NOTE 15:	RETIREMENT PLAN

We had a money purchase pension plan in which substantially all full-time employees with more than six months of service participated. Contributions were made annually at 4% of qualified wages and an additional 4% was contributed on wages over the FICA limit up to the maximum allowed under the Internal Revenue Code. We incurred expense of $1,522,000, $1,083,000, $379,000 and $496,000 for the years ended December 31, 2009 and 2008, the period from inception to December 31, 2007 and the Predecessor period from January 1, 2007 to August 23, 2007, respectively.

Effective January 1, 2010, the money purchase pension plan was replaced with a 401(k) plan.

NOTE 16:	NONCONTROLLING INTEREST

Harrison Resources, a limited liability company, was formed in March 2006 by Oxford to acquire coal properties, develop mine sites, and mine coal for sale to customers. Effective January 30, 2007, 49% of Harrison Resources was sold to CONSOL Energy and its ownership interest is held by one of its subsidiaries. Harrison Resources’ revenues which are included in the consolidated statements of operations were

OXFORD RESOURCE PARTNERS, LP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 16:	NONCONTROLLING INTEREST — (Continued)

$37,190,000, $20,605,000, $4,791,000, and $4,250,000 for the years ended December 31, 2009 and 2008 and the periods from inception to December 31, 2007 and from January 1, 2007 to August 23, 2007, respectively. Oxford Mining has a contract mining agreement with Harrison Resources to operate the mines for an agreed-upon per ton price and markets all the coal under a broker agreement with Harrison Resources.

Harrison Resources’ cash, which is deemed to be restricted due to the limitations of its use for Harrison Resources’ operations and primarily relates to funds set aside for future reclamation obligations, was $1,877,000 and $1,873,000 at December 31, 2009 and 2008, respectively, and is included in the balance sheet caption Other long-term assets. Harrison Resources’ total net assets as of December 31, 2009 and 2008 were $4,218,000 and $4,688,000, respectively.

The noncontrolling interest represents the 49% of Harrison Resources owned by CONSOL Energy, through one of its subsidiaries, and consists of the following:

	Year Ended December 31
	2009	2008

Beginning balance	$2,297,000	$1,856,000
Net income	5,895,000	2,891,000
Distributions to owners	(6,125,000)	(2,450,000)

Ending balance	$2,067,000	$2,297,000

NOTE 17:	COMMITMENTS AND CONTINGENCIES

Coal Sales Contracts

We are committed under long-term contracts to sell coal that meets certain quality requirements at specified prices. Most of these prices are subject to pass through or inflation adjusters that mitigate some risk from rising costs. Quantities sold under some of these contracts may vary from year to year within certain limits at the option of the customer or us. The remaining life of our long-term contracts ranges from one to nine years.

Purchase Commitments

We use independent contractors to mine some of our coal at a few of our mines. We also purchase coal from third parties in order to meet quality or delivery requirements under our customer agreements. We assumed one long-term purchase agreement as a result of the Phoenix Coal acquisition. Under this agreement, we are committed to purchase a certain volume of coal until the coal reserves covered by the contract are depleted. Based on the proven and probable coal reserves in place at December 31, 2009, we expect this contract to continue beyond five years. Additionally, we bought coal on the spot market, and the cost of that coal is dependent upon the market price and quality of the coal. Supply disruptions could impair our ability to fill customer orders or require us to purchase coal from other sources at a higher cost to us in order to satisfy these orders.

Transportation

We depend upon barge, rail, and truck transportation systems to deliver our coal to our customers. Disruption of these transportation services due to weather-related problems, mechanical difficulties, strikes, lockouts, bottlenecks, and other events could temporarily impair our ability to supply coal to our customers, resulting in decreased shipments. We entered into a long-term transportation contract on April 1, 2006 for rail services, and that agreement has been amended and extended through March 31, 2011.

OXFORD RESOURCE PARTNERS, LP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 17:	COMMITMENTS AND CONTINGENCIES — (Continued)

Defined Contribution Pension Plan

At December 31, 2009, we had an obligation to pay our GP for the purpose of funding our GP’s commitments to the money purchase pension plan in the amount of $1,522,000. This amount is expected to be paid by September 2010.

Security for Reclamation and Other Obligations

As of December 31, 2009, we had $31,300,000 in surety bonds and $14,000 in cash bonds outstanding to secure certain reclamation obligations. Additionally, as of December 31, 2009, we had letters of credit outstanding in support of these surety bonds of $6,900,000 and also a letter of credit of $1,345,000 guaranteeing an operating lease. Further, as of December 31, 2009, we had certain road bonds of $645,000 outstanding and performance bonds outstanding of $12,300,000. Our management believes these bonds and letters of credit will expire without any claims or payments thereon and thus any subrogation or other rights with respect thereto will not have a material adverse effect on our financial position, liquidity or operations.

Legal

We are involved, from time to time, in various legal proceedings arising in the ordinary course of business. While the ultimate results of these proceedings cannot be predicted with certainty, our management believes these claims will not have a material adverse effect on our financial position, liquidity or operations.

Guarantees

Our GP and the Partnership guarantee certain obligations of our subsidiaries. Our management believes that these guarantees will expire without any liability to the guarantors, and therefore any indemnification or subrogation commitments with respect thereto will not have a material adverse effect on our financial position, liquidity or operations.

NOTE 18:	CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS

We have a credit policy that establishes procedures to determine creditworthiness and credit limits for trade customers. Generally, credit is extended based on an evaluation of the customer’s financial condition. Collateral is not generally required, unless credit cannot be established.

We market our coal principally to electric utilities, municipalities and electric cooperatives and industrial customers in Illinois, Indiana, Kentucky, Ohio, Pennsylvania and West Virginia. As of December 31, 2009 and 2008, accounts receivable from electric utilities totaled $18.2 million and $16.3 million or 75% and 76% of total trade receivables, respectively. A small portion of these sales are executed through coal brokers. Three customers individually accounted for greater than 10% of coal sales for the year ended December 31, 2009 which, in the aggregate, represented approximately 64.1% of coal sales for the year. Two customers individually accounted for greater than 10% of coal sales which, in the aggregate, represented approximately 55.5%, 64.0% and 64.2% of coal sales for the year ended December 31, 2008, the period from inception to December 31, 2007 and the Predecessor period from January 1, 2007 to August 23, 2007, respectively. These same customers, in the aggregate, represented approximately 58.5% and 51.5% of the outstanding accounts receivable at December 31, 2009 and 2008, respectively.

NOTE 19:	RELATED PARTY TRANSACTIONS

In connection with our formation in August 2007, the Partnership and Oxford Mining entered into an administrative and operational services agreement (“Services Agreement”) with our GP. The Services

OXFORD RESOURCE PARTNERS, LP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 19:	RELATED PARTY TRANSACTIONS — (Continued)

Agreement is terminable by either party upon thirty days’ written notice. Under the terms of the Services Agreement, our GP provides services through its employees to us and is reimbursed for all related costs incurred on our behalf. Our GP provides us with services such as general administrative and management services, human resources, information technology, finance and accounting, corporate development, real property, marketing, engineering, operations (including mining operations), geological, risk management and insurance services. Pursuant to the Services Agreement, we reimbursed our GP for costs primarily related to payroll for all the periods after August 24, 2007, of which $2,504,000 and $2,502,000 were included in our accounts payable at December 31, 2009 and 2008, respectively.

Also in connection with our formation in August 2007, Oxford Mining entered into an advisory services agreement (“Advisory Agreement”) with certain affiliates of AIM Oxford. The Advisory Agreement runs for a term of ten years until August 2017, subject to earlier termination at any time by the AIM Oxford affiliates. Under the terms of the Advisory Agreement, the AIM Oxford affiliates have duties as financial and management advisors to Oxford Mining, including providing services in obtaining equity, debt, lease and acquisition financing, as well as providing other financial, advisory and consulting services for the operation and growth of Oxford Mining. These services consist of advisory services of a type customarily provided by sponsors of U.S. private equity firms to companies in which they have substantial investments. Such services are rendered at the reasonable request of Oxford Mining. The basic annual fees under the Advisory Agreement were $250,000 for 2008, and for 2009 and each year thereafter increase based on the percentage increase in gross revenues. Further fees are payable for additional significant services requested. Pursuant to the Advisory Agreement, advisory fees were paid to AIM Oxford affiliates of $1,307,000 and $225,000 for the years ended December 31, 2009 and 2008, respectively. No advisory fees were paid for the period from inception to December 31, 2007. The advisory fees paid for 2009 included a transaction fee of $1,000,000 paid to the AIM Oxford affiliates for additional significant services in connection with the Restated Credit Agreement and the fee is included in deferred financing costs. See FirstLight Funding I, Ltd. Debt section of Note 10.

We have debt with CONSOL Energy, the minority owner of Harrison Resources, as described in Note 10. Also, coal was purchased for resale from CONSOL Energy in the amount of $1,089,000 and $4,780,000 during the period from inception to December 31, 2007 and the Predecessor period from January 1, 2007 to August 23, 2007, respectively. We did not purchase coal from CONSOL Energy for resale during the years ended December 31, 2009 and 2008.

Contract services were provided to Tunnell Hill Reclamation, LLC, a company with common owners, in the amount of $695,000, $1,050,000, $186,000 and $1,104,000 for the years ended December 31, 2009 and 2008, the period from inception to December 31, 2007 and the Predecessor period from January 1, 2007 to August 23, 2007, respectively. Accounts receivable were $70,000 and $0 from Tunnel Hill Reclamation, LLC at December 31, 2009 and 2008, respectively. We have concluded that Tunnell Hill Reclamation, LLC does not represent a variable interest entity.

We had accounts receivable from employees and owners in the amount of $28,000 and $6,000 at December 31, 2009 and 2008, respectively, which have been collected in full subsequent to year end.

NOTE 20:	SUPPLEMENTAL CASH FLOW INFORMATION

The Partnership revised our cash flow statements for 2009, 2008, and the period from August 24, 2007 to December 31, 2007 to correct the presentation of certain non-cash transactions in the cash flow statement. Coal reserves purchased with debt were previously disclosed as cash transactions impacting the amounts reported in accounts payable and purchases of property and equipment are now presented as non-cash activities. We have also corrected the supplemental disclosures to reflect the appropriate classifications of certain non-cash transactions, and changed its presentation of the activity on our revolving credit facility from

OXFORD RESOURCE PARTNERS, LP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 20:	SUPPLEMENTAL CASH FLOW INFORMATION — (Continued)

net to gross. The following table presents the impact of the reclassifications on our total operations, investing and financing activities:

	As			As
	Previously		As	Previously		As
	Reported	Reclassifications	Revised	Reported	Reclassifications	Revised

Cash Flows
	December 31, 2009			December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:
Net cash provided by (used in) operating activities	35,540	1,643	37,183	33,951	41	33,992
CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash used in investing activities	(51,115)	1,587	(49,528)	(23,901)	(41)	(23,942)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net cash provided by (used in) financing activities	3,762	(3,230)	532	4,494	—	4,494

	Period from August 24 to December 31, 2007			Period from January 1 to August 23, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:
Net cash provided by (used in) operating activities	(8,478)	(41)	(8,519)	17,634	—	17,634
CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash used in investing activities	(103,336)	4,591	(98,745)	(16,619)	—	(16,619)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net cash provided by (used in) financing activities	111,274	(4,550)	106,724	(234)	—	(234)

OXFORD RESOURCE PARTNERS, LP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 20:	SUPPLEMENTAL CASH FLOW INFORMATION — (Continued)

Supplemental cash flow information:

	Oxford Resource			Oxford Mining
	Partners, LP			Company
	(Successor)			(Predecessor)
				For the
			For the	Period from
			Period from	January 1,
	For the Years Ended		Inception to	2007 to
	December 31,		December 31,	August 23,
	2009	2008	2007	2007

Cash paid for:
Interest	$6,005,000	$6,395,000	$2,202,000	$2,625,000
Non-cash activity
Market value of common units vested in LTIP	363,000	302,000	—	—
Accounts payable for purchase of coal reserves as of December 31	62,000	87,000	—	—
Accounts payable for purchase of royalty advances as of December 31	55,000	5,000	—	—
Accounts payable for purchase of property and equipment as of December 31	2,049,000	3,161,000	983,000	4,924,000
Purchase of coal reserves with debt	3,230,000	—	4,550,000	—

NOTE 21:	SEGMENT INFORMATION

We operate in one business segment. We operate surface coal mines in Northern Appalachia and the Illinois Basin and sell high value steam coal to utilities, industrial customers or other coal-related organizations primarily in the eastern United States. Our operating and executive management reviews and bases its decisions upon consolidated reports. All three of our operating subsidiaries participate primarily in the business of utilizing surface mining techniques to mine domestic coal and prepare it for sale to their customers. The operating companies share customers and a particular customer may receive coal from any one of the operating companies.

NOTE 22:	SUBSEQUENT EVENTS

The following represents material events that have occurred subsequent to December 31, 2009 through March 24, 2010, the date these financial statements were issued.

We paid Phoenix Coal $500,000 in January 2010 for achieving specified objectives as to arrangements for additional coal leases in western Kentucky.

We made a quarterly distribution to our unitholders of $2,815,000 in February 2010.

We granted LTIP awards in January and February 2010 in the amount of $649,000. Of those units, the first 25% vested in January and March respectively with a remaining unvested value of $487,000. The remaining grant vests ratably over the next three years.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors of Phoenix Coal Inc.

We have audited the accompanying combined balance sheets of the Carved-Out Surface Mining Operations of Phoenix Coal Inc. (the Company) as described in Note 1, as of September 30, 2009 and December 31, 2008, and the related combined statements of operations and comprehensive loss, group equity, and cash flows for the nine months ended September 30, 2009 and for the years ended December 31, 2008 and 2007. These financial statements are the responsibility of Phoenix Coal Inc.’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of the Company as described in Note 1, at September 30, 2009 and December 31, 2008, and the combined results of their operations and their cash flows for the nine months ended September 30, 2009 and for the years ended December 31, 2008 and 2007 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Louisville, Kentucky
December 18, 2009

Carved-Out Surface Mining Operations of Phoenix Coal Inc.

Combined Balance Sheets

	September 30,	December 31,
	2009	2008

Assets
Current assets:
Trade accounts receivable	$6,349,835	$2,843,134
Coal inventories	252,357	452,558
Prepaid expenses and other current assets	591,957	400,886

Total current assets	7,194,149	3,696,578
Property, plant, and equipment, net	48,576,077	45,162,984
Restricted certificates of deposit	—	509,825
Mining rights, mine development costs and mineral reserves net of accumulated amortization of $3,796,187 in 2009 and $3,888,082 in 2008	16,707,173	15,649,026
Prepaid royalties	188,602	216,147

	$72,666,001	$65,234,560

Liabilities and shareholders’ equity
Current liabilities:
Trade accounts payable and accrued liabilities	$8,839,064	$6,449,019
Current portion of long-term debt	8,224,486	6,532,045
Current portion of asset retirement obligations	1,627,800	1,958,000

Total current liabilities	18,691,350	14,939,064

Asset retirement obligations, less current portion	2,898,278	2,366,000
Long-term debt, less current portion	13,080,972	14,641,745
Group equity	37,995,401	33,287,751

	$72,666,001	$65,234,560

See accompanying notes.

Carved-Out Surface Mining Operations of Phoenix Coal Inc.

Combined Statements of Operations and Comprehensive Loss

	Nine Months	Year	Year
	Ended	Ended	Ended
	September 30,	December 31,	December 31,
	2009	2008	2007

Revenue	$58,493,767	$76,645,989	$66,973,145
Cost and expenses:
Cost of sales, exclusive of depreciation and amortization shown separately	54,531,148	71,877,168	61,939,870
Selling expenses	5,851,821	8,188,945	7,746,824
General and administrative expenses	6,947,484	11,090,565	5,822,082
Depreciation and amortization	5,799,952	6,646,543	4,064,979
Sales contract termination cost	3,000,000	—	—
Asset impairment	—	—	2,873,055

	76,130,405	97,803,221	82,446,810

Loss from operations	(17,636,638)	(21,157,232)	(15,473,665)
Other income (expense)
Interest expense	(2,600,873)	(1,811,280)	(86,316)
Interest income	3,900	6,302	8,292
Other, principally sale of assets	(5,142)	(1,014,424)	739,493

	(2,602,115)	(2,819,402)	661,469

Loss before income taxes	(20,238,753)	(23,976,634)	(14,812,196)
Income taxes	16,081	37,838	70,155

Net loss and comprehensive loss	$(20,254,834)	$(24,014,472)	$(14,882,351)

See accompanying notes.

Carved-Out Surface Mining Operations of Phoenix Coal Inc.

Combined Statements of Group Equity
For the Nine Months Ended September 30, 2009 and
the Years Ended December 31, 2008 and 2007

Group equity at December 31, 2006	$18,800,282
Contribution from parent	21,670,486
Share-based compensation allocated from parent	813,454
Net loss	(14,882,351)

Group equity at December 31, 2007	26,401,871
Contribution from parent	26,511,411
Share-based compensation allocated from parent	4,388,941
Net loss	(24,014,472)

Group equity at December 31, 2008	33,287,751
Contribution from parent	22,703,615
Share-based compensation allocated from parent	2,258,869
Net loss	(20,254,834)

Group equity at September 30, 2009	$37,995,401

See accompanying notes.

Carved-Out Surface Mining Operations of Phoenix Coal Inc.

Combined Statements of Cash Flows

	Nine Months	Year	Year
	Ended	Ended	Ended
	September 30,	December 31,	December 31,
	2009	2008	2007

Operating activities
Net loss	$(20,254,834)	$(24,014,472)	$(14,882,351)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	5,799,952	6,646,543	4,064,979
Loss (gain) on sale of property and equipment	792	1,012,779	(742,086)
Share-based compensation	2,258,869	4,388,941	813,454
Asset impairment write down	—	—	2,873,055
Asset retirement obligations	(644,217)	(730,436)	1,244,438
Changes in noncash operating assets and liabilities:
Accounts receivable	(3,506,701)	1,452,404	(2,541,574)
Inventories	200,201	620,139	(816,314)
Prepaid expenses and other current assets	(191,071)	34,096	(235,371)
Trade accounts payable and other accrued liabilities	2,390,045	(2,169,229)	5,147,696

Net cash used in operating activities	(13,946,964)	(12,759,235)	(5,074,074)
Investing activities
Restricted certificates of deposit	509,825	(509,825)	—
Proceeds from sale of investments	—	—	216,477
Payments for other assets, principally mine development and mining rights	(1,631,921)	(3,194,375)	(6,879,142)
Proceeds from sale of property and equipment	210,000	683,912	1,582,346
Payments for property and equipment	(1,346,609)	(3,187,274)	(9,712,212)

Net cash used in investing activities	(2,258,705)	(6,207,562)	(14,792,531)
Financing activities
Contributions from parent	22,703,615	26,511,411	21,670,486
Principal payments on debt	(209,025)	(1,058,336)	(939,463)
Payments on equipment financing	(6,288,921)	(6,486,278)	(1,007,250)

Net cash provided by financing activities	16,205,669	18,966,797	19,723,773

Net decrease in cash and cash equivalents	—	—	(142,832)
Cash and cash equivalents, beginning of period	—	—	142,832

Cash and cash equivalents, end of period	$—	$—	$—

Supplemental disclosure
Interest paid	$1,237,268	$1,055,688	$245,893

Noncash investing and financing activities
Vendor financing for equipment purchases	$6,629,614	$18,025,434	$10,293,381

See accompanying notes.

Carved-Out Surface Mining Operations of Phoenix Coal Inc.

Notes to Combined Financial Statements
September 30, 2009 and December 31, 2008

1.	Nature of Operations and Significant Accounting Policies

Nature of Operations and Basis of Presentation

Phoenix Coal Inc. (PCI) and Phoenix Coal Corporation, a wholly owned subsidiary of PCI, (collectively, the Parent) are engaged in the development, production, and sale of steam coal to utilities and industrial fuel consumers. The Parent is also engaged in the development of underground coal reserves. Mining activities are currently limited to one reportable business segment, which is the Illinois Basin. PCI is a publicly traded entity listed on the Toronto Stock Exchange and is headquartered in Madisonville, Kentucky, with corporate offices in Louisville, Kentucky.

On September 30, 2009, the Parent sold substantially all of its operating assets and operations associated with its surface coal mining operations in western Kentucky to Oxford Mining Company, LLC (Oxford). The assets acquired by Oxford were utilized in the operation of multiple surface coal mining locations and related support facilities (maintenance shop, barge loading facility, and coal preparation plant) (collectively, the Company). The assets transferred included coal and supplies inventories, coal reserves and related prepaid royalties, mining property, plant, and equipment, mining rights, coal purchase contracts, and coal sales contracts.

These combined financial statements represent the carved-out financial position, results of operations, changes in group equity, and cash flows of the Company, combined from different legal entities, all of which are wholly owned subsidiaries of the Parent. The carved-out financial statements have been prepared in accordance with SEC Financial Reporting Manual section 2065 Acquisition of Selected Parts of an Entity May Result in Less Than Full Financial Statements and Staff Accounting Bulletin (SAB) Topic 1.B. Allocation of Expenses and Related Disclosure in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity. The carved-out financial statements include allocations of certain Parent corporate expenses and intercompany interest charges (see Note 2). Management believes that the assumptions and estimates used in preparation of the carved-out financial statements are reasonable. However, the carved-out financial statements may not necessarily reflect the Company’s financial position, results of operations, or cash flows in the future, or what its financial position, results of operations, or cash flows would have been if the Company had been a stand-alone entity during the periods presented. Because of the nature of these carved-out financial statements, the Parent’s net investment in the Company, including amounts due to/from the Parent, is shown as “group equity.”

The carved-out financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). All monetary references expressed in these notes are references to United States dollars. All intercompany transactions between the Company’s locations have been eliminated.

Use of Estimates

The preparation of the carved-out financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the carved-out financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The assets and liabilities which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to, coal inventories, property, plant, and equipment, mining rights, mine development, mineral reserves, prepaid royalties, provision for income taxes, and asset retirement obligations.

Carved-Out Surface Mining Operations of Phoenix Coal Inc.

Notes to Combined Financial Statements
September 30, 2009 and December 31, 2008 — (Continued)

1.	Nature of Operations and Significant Accounting Policies — (Continued)

Parent Sale of Surface Mining Operations

The Parent currently reports its consolidated financial results in accordance with Canadian generally accepted accounting principles. As these carved-out financial statements represent a subset of the Parent’s financial activity and are prepared under United States GAAP, the accounting treatment and related materiality levels of certain transactions may differ from the Parent’s separately reported consolidated financial results. As previously noted, on September 30, 2009, the Parent sold substantially all of its operating assets and operations associated with its surface coal mining operations in western Kentucky to Oxford. The consideration received under the terms of the acquisition agreement included cash, payment by Oxford of all debt associated with the equipment being sold and the assumption of certain asset retirement obligations.

As of June 30, 2009, pursuant to the Canadian Institute of Chartered Accountants’ Handbook Section 3475, Disposal of Long-lived Assets and Discontinued Operations, (a Canadian accounting standard that is consistent with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 360, Property, Plant, and Equipment), the Parent classified these surface mining operations as held for sale and wrote down the related assets to the amount expected to be realized on sale, resulting in a charge of $38,920,000 to the Parent’s consolidated statement of operations for the six months ended June 30, 2009. Concurrent with the closing on September 30, 2009, the Parent decreased this estimated loss by $2,680,000 and reported a loss on the sale of these surface mining operations of approximately $36,240,000 for the nine months ended September 30, 2009. For purposes of these financial statements, an impairment charge was not recorded in the carved-out statement of operations as the surface mining assets are, from the Company’s perspective, classified as assets held for use and therefore tested for impairment based on estimated future undiscounted cash flows to be realized from the use of the assets. Based on the Company’s impairment analysis, as of September 30, 2009 the estimated future cash flows from the surface mining operations exceeded their carrying value.

Cash and Cash Equivalents, Including Restricted Cash

The Parent provides cash as needed to support the Company’s surface mining operations, including restricted cash used to collateralize reclamation bonds. Any excess cash collected by the Company at the end of each business day is transferred to the Parent’s bank account. Consequently, the accompanying balance sheets do not include any cash balances. Transfers of cash between the Company and the Parent are classified as a financing activity in the statement of cash flows. At December 31, 2008, pending the transfer of mining permits related to business acquisitions completed in July 2008, restricted certificates of deposit totaling $509,825 were owned by the Company and are included in the balance sheet at that date.

Trade Accounts Receivable

Trade accounts receivables are recorded at the invoiced amount and do not bear interest. Customers are primarily investment grade companies and quasi-governmental agencies. While the Company is subject to credit risk from its trade accounts receivable, the Company manages its risk by providing credit terms on a case by case basis. As a result, the Company has not experienced any instances of nonpayment and does not currently require an allowance for doubtful accounts. Management monitors customers closely and will record an allowance if trade account balances become potentially uncollectible. Subsequent to September 30, 2009 and December 31, 2008, the Company has collected all of its trade accounts receivable at the applicable reporting dates.

Carved-Out Surface Mining Operations of Phoenix Coal Inc.

Notes to Combined Financial Statements
September 30, 2009 and December 31, 2008 — (Continued)

1.	Nature of Operations and Significant Accounting Policies — (Continued)

Inventory

The Company accounts for coal inventories on a first-in, first-out basis and values these inventories at the lower of cost and net realizable value with cost determined using average cost per ton. Coal inventory values were $25.95 per ton at September 30, 2009 and $22.62 per ton at December 31, 2008. At September 30, 2009 and December 31, 2008, the coal inventory was valued at net realizable value.

The Company accounts for parts inventory using the original cost on a first-in, first-out basis. Parts inventory is included in other current assets and totaled $119,484 and $103,555 as of September 30, 2009 and December 31, 2008, respectively.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost. Depreciation is calculated on the straight-line basis with useful lives that range from 5 to 40 years. Depreciation expense for the nine months ended September 30, 2009 and the years ended December 31, 2008 and 2007 was $4,352,339, $4,362,179, and $2,222,516, respectively.

The cost of assets sold, retired, or otherwise disposed of and the related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is included in operations. Expenditures for maintenance and repairs are charged to expense as incurred.

Consistent with FASB ASC 360, Property Plant, and Equipment, the Company evaluates long-lived assets for impairment when events or changes in circumstances indicate that their carrying amount may not be recoverable. This impairment testing is based on estimated future undiscounted cash flows to be realized from the use of the long-lived asset. These future cash flows are developed using assumptions that reflect the long-term operating plans given management’s best estimate of future economic conditions, such as revenues, production costs, and reserve estimates. A change in these factors could result in a modification of the impairment calculation.

Mine Development Costs

Mine development costs represent the costs incurred to prepare future mine sites for mining and are amortized on the units-of-production method. The net book value of mine development costs was $2,650,129 and $529,112 at September 30, 2009 and December 31, 2008, respectively. Accumulated amortization of mine development costs was $471,125 and $505,902 at September 30, 2009 and December 31, 2008, respectively. Development costs amortized totaled $384,743, $665,243, and $455,508 for the nine months ended September 30, 2009 and the years ended December 31, 2008 and 2007, respectively.

Mining Rights

Mining rights, which are rights to mine coal properties acquired through coal leases, are recorded at cost. Mining rights are amortized on the units-of-production method. The net book value of mining rights totaled $13,867,610 and $14,930,480 at September 30, 2009 and December 31, 2008, respectively. Accumulated amortization of mining rights was $3,325,062 and $3,382,180 at September 30, 2009 and December 31, 2008, respectively. Mining rights amortization totaled $1,062,870, $1,619,121, and $1,386,955 for the nine months ended September 30, 2009 and the years ended December 31, 2008 and 2007, respectively.

In June 2007, the Crittenden County Coal mining operation was closed due to uneconomical mining conditions. As a result of the closing, the Company recorded an asset impairment write down related to its mining rights of $2,873,055.

Carved-Out Surface Mining Operations of Phoenix Coal Inc.

Notes to Combined Financial Statements
September 30, 2009 and December 31, 2008 — (Continued)

1.	Nature of Operations and Significant Accounting Policies — (Continued)

Mineral Reserves

Mineral reserves, which are coal properties for which the Company owns the coal in place, are recorded at cost. At September 30, 2009 and December 31, 2008, the net book value of mineral reserves totaled $189,434 and was attributable to properties where the Company was not currently engaged in mining operations and, therefore, the assets were not currently being depleted.

Prepaid Royalties

Rights to leased coal lands are often acquired through royalty payments. Where royalty payments represent prepayments recoupable against production, they are recorded as a prepaid asset. As mining occurs on these leases, the prepayment is charged to cost of sales. Prepaid royalties were $188,602 and $216,147 at September 30, 2009 and December 31, 2008, respectively.

Asset Retirement Obligations

FASB ASC 410-20, Asset Retirement Obligations, addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company’s asset retirement obligation (ARO) liabilities primarily consist of spending estimates related to reclaiming surface land and support facilities in accordance with federal and state reclamation laws as defined by each mining permit.

Revenue Recognition

Revenue is recognized when all of the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the seller’s price to the buyer is fixed or determinable, and (4) collectability is reasonably assured. In the case of coal that is mined and sold, a specific sales contract is negotiated with each customer, which includes a fixed-price per ton, a delivery schedule, and terms of payment.

Royalty Expense

The majority of the coal that the Company mines is owned by other entities. The Company acquires the right to mine and sell the coal through various leases. These leases require the Company to pay a royalty to the owners of the land and the minerals being mined. Royalty expense for the nine months ended September 30, 2009 and for the years ended December 31, 2008 and 2007 was $2,688,647, $3,778,642, and $3,386,015, respectively, and is included in selling expenses in the statements of operations and comprehensive loss.

Income Taxes

The Company files consolidated federal and state income tax returns with the Parent. Income tax expense for purposes of these combined financial statements is calculated on a separate return basis. Deferred income taxes are recorded by applying statutory tax rates in effect at the date of the balance sheet to differences between the book and tax basis of assets and liabilities. Due to the significantly large tax losses generated by the Company, management has recorded a valuation allowance against its total net deferred tax assets as they do not believe it is more-likely-than-not that these assets will be realized. The Company’s income tax expense for the nine months ended September 30, 2009, and the years ended December 31, 2008 and 2007, consisted of state taxes.

Carved-Out Surface Mining Operations of Phoenix Coal Inc.

Notes to Combined Financial Statements
September 30, 2009 and December 31, 2008 — (Continued)

1.	Nature of Operations and Significant Accounting Policies — (Continued)

Share-Based Compensation

The Parent uses the fair value method for options, warrants, and restricted stock granted. The fair value of stock options and warrants is determined by the Black-Scholes option pricing model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Parent’s common shares and an expected life of the options and warrants. The fair value of the instruments granted is amortized over their vesting period. The share-based compensation expense recorded in these carved-out financial statements has been allocated to the Company based on the employees who have provided services to the Company during the applicable reporting periods and recorded as an expense in the statement of operations. The Parent’s cost of providing these benefits is recorded as a contribution to the Company’s equity.

Fair Value and Financial Instruments

FASB ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. At September 30, 2009 and December 31, 2008, the fair values of restricted certificates of deposit, trade accounts receivable, trade accounts payable, and accrued liabilities approximated their carrying values because of the short-term nature of these financial instruments. At September 30, 2009, the fair value of the Company’s long-term debt, calculated using the present value of the scheduled debt payments, and using a credit adjusted risk free rate of 8.25%, was $20,843,900, compared to its carrying value at that date of $21,305,458. At December 31, 2008, the fair value of the Company’s long-term debt, calculated using the present value of the scheduled debt payments, and using a credit adjusted risk free rate of 6.75%, was $21,052,500, compared to its carrying value at that date of $21,173,790.

New Accounting Standards Issued and Adopted

In September 2009, the FASB issued Accounting Standards Update (ASU) 2009-06, Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities. ASU 2009-06 amended guidance on certain aspects of FASB ASC 740, Income Taxes, including application to nonpublic entities, as well as application guidance on the accounting for income tax uncertainties for all entities. The amendments are applicable to all entities that apply FASB ASC 740 as well as those that historically had not, such as pass-through and tax-exempt not-for-profit entities. The amendments clarify that an entity’s tax status as a pass-through or tax-exempt not-for-profit entity is a tax position subject to the recognition requirements of FASB ASC 740 and therefore these entities must use the recognition and measurement guidance in FASB ASC 740 when assessing their tax positions. The ASU 2009-06 amendments are effective for interim and annual periods ending after September 15, 2009. The adoption of the ASU 2009-06 amendments for the nine months ended September 30, 2009 did not have a material impact on the Company’s financial statements.

For the financial statements for the September 30, 2009 reporting period, the Company adopted amendments to FASB ASC 805, Business Combinations (SFAS No. 141R, Business Combinations), issued by the FASB in December 2007. The FASB ASC 805 amendments apply to all business combinations and establish guidance for recognizing and measuring identifiable assets acquired, liabilities assumed, noncontrolling interests in the acquiree and goodwill. Most of these items are recognized at their full fair value on the acquisition date, including acquisitions where the acquirer obtains control but less than 100% ownership in the acquiree. The FASB ASC 805 amendments also require expensing restructuring and acquisition-related costs as incurred and establish disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. Per FASB ASC 805-10-65-1, these amendments to FASB ASC 805 are effective for business combinations with an acquisition date in fiscal years beginning after

Carved-Out Surface Mining Operations of Phoenix Coal Inc.

Notes to Combined Financial Statements
September 30, 2009 and December 31, 2008 — (Continued)

1.	Nature of Operations and Significant Accounting Policies — (Continued)

December 15, 2008. The Company did not complete any business acquisitions during the nine months ended September 30, 2009.

For the financial statements for the September 30, 2009 reporting period, the Company adopted amendments to FASB ASC 855, Subsequent Events (SFAS No. 165, Subsequent Events), issued by the FASB in May 2009. The amendments to FASB ASC 855 establish the accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The amendments to FASB ASC 855 also require disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. The Company evaluated subsequent events after the balance sheet date of September 30, 2009 through December 18, 2009.

New Accounting Standards Issued and Not Yet Adopted

In August 2009, the FASB issued ASU 2009-05, Measuring Liabilities at Fair Value. The ASU 2009-05 amendments provide additional guidance on measuring the fair value of liabilities, as well as outline alternative valuation methods and a hierarchy for their use. The amendments also clarify that restrictions preventing the transfer of a liability should not be considered as a separate input or adjustment in the measurement of its fair value. The ASU 2006-05 amendments are effective as of the beginning of interim and annual reporting periods that begin after August 26, 2009. The Company does not anticipate these requirements will have a material impact on its financial statements.

2.	Preparation of Carved-Out Financial Statements

The following allocation policies have been used in the preparation of these carved-out financial statements. Unless otherwise noted, these policies have been consistently applied in the financial statements. In the opinion of management, the methods for allocating these costs are reasonable. It is not practicable to estimate the costs that would have been incurred by the Company if it had been operated on a stand-alone basis.

Specifically Identified Expenses

Costs related specifically to the Company have been identified and included in the statements of operations and comprehensive loss. These expenses include labor and benefits, mining supplies, equipment maintenance and reclamation costs. In addition, any costs incurred by the Parent which were specifically identifiable to a surface mining operation have been charged to the Company.

Shared Operating Expenses

Historically, the Company has not allocated corporate general and administrative services to each operating division. These shared services included executive management, accounting, information services, engineering, and human resources. For the purposes of these carved-out financial statements, these costs have been allocated to the Company based primarily on a percentage of revenue.

Debt and Related Interest Expense

The Parent has funded the acquisition and operating activities of the Company, as well as its other operations, through equity offerings (including private placement, preferred stock offerings, and public stock offerings) and bank and finance company debt. Funds used by the Parent for acquisition of the Company have been recorded by the Parent as an investment in the Company. Funds subsequently provided to, or received

Carved-Out Surface Mining Operations of Phoenix Coal Inc.

Notes to Combined Financial Statements
September 30, 2009 and December 31, 2008 — (Continued)

2.	Preparation of Carved-Out Financial Statements — (Continued)

from, the Company after the initial acquisition of its assets have been recorded by the Parent in an “intercompany account balance.”

Historically, the Parent has not charged or credited the Company for interest on funds provided to, or received from the Company. For the purpose of these carved-out financial statements, interest expense has been computed on the average intercompany account balance at the Parent’s consolidated average borrowing rate and included in the Company’s statements of operations and comprehensive loss. The intercompany balance has been contributed by the Parent to the Company at the end of each year and therefore has been included in the statement of group equity. Average borrowing rates utilized in this calculation were 6.9%, 8.4%, and 11.7% for the nine months ended September 30, 2009 and the years ended December 31, 2008 and 2007, respectively.

Beginning in September 2007, the Company began executing debt agreements directly with equipment finance companies. Interest expense related to equipment financed debt has also been included in the carved-out statements.

3.	Acquisitions

C&R Coal Inc.

In July 2008, the Parent, through one of its surface mining subsidiaries, purchased all of the outstanding common shares of C&R Coal Inc. (C&R) for cash consideration of $2,051,000. In addition, under the terms of the agreement, the Company will pay the former owners a royalty of $0.60 per ton for each ton of coal sold from the C&R mines. At the acquisition date, the current mining area, Beech Creek and Beech Creek South, contained approximately 450,000 reserve tons. The Company also acquired other leases in the transaction from C&R and R&G Leasing, LLC, a company that is affiliated with C&R through common ownership. At the acquisition date, the Company estimated the leases contained approximately 1,500,000 tons of coal.

The cost of the C&R acquisition was allocated to the following identifiable net assets:

Current assets and restricted certificates of deposit	$1,281,000
Mining equipment	859,000
Mining rights and mine development costs	2,387,000
Assumed liabilities	(2,476,000)

$2,051,000

Prior to July 2008, the Parent operated and managed C&R’s mines under a management and administrative services agreement. Since the Parent did not own nor control C&R, it did not consolidate its operating results prior to July 2008, and recorded funds invested and services provided in other assets and accounts receivable on its balance sheet.

Renfro Equipment, Inc.

In July 2008, the Parent, on behalf of the Company, purchased all of the outstanding common shares of Renfro Equipment, Inc. (Renfro) for total cash consideration of $1,129,000. Additionally, the Parent incurred $18,000 of closing costs. The purchase included all assets and liabilities of Renfro, except certain equipment and associated debt specifically excluded from the purchase. Based on exploration completed by the Parent, management estimated that Renfro controlled approximately 1.5 million tons of coal via lease at acquisition date. Additionally, if by July 2010, the Company acquires at least 1.5 million reserve tons as defined by Canadian Securities Administrators’ National Instrument 43-101 due to the direct efforts of the sellers (the

Carved-Out Surface Mining Operations of Phoenix Coal Inc.

Notes to Combined Financial Statements
September 30, 2009 and December 31, 2008 — (Continued)

3.	Acquisitions — (Continued)

Additional Reserves), the Company will pay the sellers $1,000,000 for the first 1.5 million tons of reserves, plus $0.50 per ton for each reserve ton in excess of 1.5 million. The purchase agreement defines a specific territory from which the Additional Reserves can be acquired. The acquisition of the Additional Reserves is on terms and conditions acceptable to the Company in its sole, reasonable discretion.

The cost of the Renfro acquisition was allocated to the following identifiable net assets:

Current assets and restricted certificates of deposit	$334,000
Mining equipment	429,000
Mining rights and mine development costs	1,770,000
Assumed liabilities	(1,386,000)

$1,147,000

Charolais Corporation

In January 2007, the Parent acquired assets and shares of the Charolais Corporation and related entities. The purchase price paid to the seller was $21,735,000. In addition, the Parent incurred $189,000 of transaction costs related to the purchase for total consideration of $21,924,000. Included in the Charolais acquisition was the purchase of the Rock Crusher Fines (RCF) operation, which was not purchased on behalf of the Company. The RCF operation is not included in these carved-out financial statements as it was a fine coal recovery operation and all assets utilized at RCF were sold in 2007 and not included in the Company’s operations. The portion of the Charolais purchase price attributed to the RCF operation was $6,844,000.

The purchase price was allocated as follows:

	Total	Charolais
	Charolais	Acquisition
	Acquisition	Allocation
	Allocation	Excluding RCF

Real property	$557,000	$557,000
Plant and equipment	13,483,000	7,939,000
Mining rights and mineral reserves	8,705,000	7,405,000
Asset retirement obligations	(821,000)	(821,000)

	$21,924,000	$15,080,000

Carved-Out Surface Mining Operations of Phoenix Coal Inc.

Notes to Combined Financial Statements
September 30, 2009 and December 31, 2008 — (Continued)

4.	Property, Plant, and Equipment, Net

Property, plant, and equipment consists of the following at September 30, 2009 and December 31, 2008:

	September 30,	December 31,
	2009	2008

Land	$636,154	$599,654
Building and improvements	480,885	25,424
Preparation plant	3,683,996	3,084,768
Mining equipment	52,483,183	45,886,694
Loading and marine transport equipment	1,775,000	1,775,000
Office equipment	355,557	370,450
Vehicles	65,965	65,965

	59,480,740	51,807,955
Less accumulated depreciation and amortization	10,904,663	6,644,971

	$48,576,077	$45,162,984

In 2008 and 2007, the Company sold several pieces of noncore property and equipment, generating gross proceeds of $683,912 and $1,582,346, respectively. The Company recorded a loss of $1,012,779 related to these sales in 2008, and a gain of $742,086 in 2007. There were no significant sales of property and equipment for the nine months ended September 30, 2009.

5.	Asset Retirement Obligations

The Company estimates its ARO liabilities for final reclamation and mine closure based upon detailed engineering calculations of the amount and timing of the future cash spending for a third party to perform the required work. Spending estimates are escalated for inflation and then discounted at the credit-adjusted risk-free rate, which ranged from 6.12% to 7.64% at September 30, 2009 and December 31, 2008. Total estimated undiscounted future cash spending related to the ARO liabilities totaled $4,900,000 at September 30, 2009 with spending estimated to occur from 2009 to 2016. Total estimated undiscounted future cash spending related to the ARO liabilities totaled $5,142,000 at December 31, 2008. The Company records an ARO asset associated with the discounted liability for final reclamation and mine closure as a mine development cost. The obligation and corresponding asset are recognized in the period in which the liability is incurred. The ARO asset is amortized on the units-of-production method over its expected life and the ARO liability is accreted to the projected spending date. As changes in estimates occur (such as mine plan revisions, changes in estimated costs or changes in timing of the performance of reclamation activities), the revisions to the obligation and asset are recognized at the appropriate credit-adjusted risk-free rate. The Company also recognizes an obligation for contemporaneous reclamation liabilities incurred as a result of surface mining. Contemporaneous reclamation consists primarily of grading, topsoil replacement, and revegetation of backfilled pit areas.

Carved-Out Surface Mining Operations of Phoenix Coal Inc.

Notes to Combined Financial Statements
September 30, 2009 and December 31, 2008 — (Continued)

5.	Asset Retirement Obligations — (Continued)

A progression of the reclamation liability recorded on the balance sheet is as follows:

	Nine Months
	Ended	Year Ended
	September 30,	December 31,
	2009	2008

Balance at beginning of period	$4,324,000	$3,757,353
Liabilities acquired	—	1,131,000
Liabilities incurred	846,295	166,083
Accretion	188,719	189,132
Liabilities settled	(832,936)	(919,568)

Total asset retirement obligation	4,526,078	4,324,000
Less current portion	1,627,800	1,958,000

	$2,898,278	$2,366,000

6.	Debt

Long-term debt consists of the following at September 30, 2009 and December 31, 2008:

	September 30,	December 31,
	2009	2008

Bank notes payable, interest at 5.50% to 8.90%. Payments are made in monthly installments. The loans are collateralized by various pieces of equipment and mature April 2010	$47,643	$105,109
Equipment notes payable, interest at 5.25% to 8.75%. Payments are made in monthly installments. The loans are collateralized by related assets with a net book value of $31,184,000 as of September 30, 2009 and have maturity dates from August 2010 to March 2013	21,257,815	21,068,681

Total long-term debt	21,305,458	21,173,790
Less current portion	8,224,486	6,532,045

	$13,080,972	$14,641,745

Expected maturities of notes payable based on years ending December 31 are as follows:

2009 (remaining three months)	$2,013,455
2010	8,147,660
2011	7,366,999
2012	3,604,101
2013	173,243

$21,305,458

As previously discussed in Note 1, on September 30, 2009, the Parent sold substantially all of its operating assets and operations associated with its surface coal mining operations in western Kentucky to Oxford. In conjunction with the transactions, Oxford paid off all the outstanding debt as of September 30, 2009.

Carved-Out Surface Mining Operations of Phoenix Coal Inc.

Notes to Combined Financial Statements
September 30, 2009 and December 31, 2008 — (Continued)

7.	Income Taxes

The components of income tax expense for the nine months ended September 30, 2009 and the years ended December 31, 2008 and 2007 are:

	Nine Months
	Ended	Year Ended	Year Ended
	September 30,	December 31,	December 31,
	2009	2008	2007

Current	$16,081	$37,838	$70,155

The expense for income taxes includes federal and state income taxes currently payable or receivable and those deferred or prepaid because of temporary differences between the financial statement and the tax basis of assets and liabilities. The Company records income taxes under the liability method. Under this method, deferred income taxes are recognized for the estimated deferred tax effects of differences between the tax basis of assets and liabilities and their financial reporting amounts based on enacted laws.

At September 30, 2009 and December 31, 2008, the Company had deferred tax assets of approximately $28,862,000 and $20,263,000 and deferred tax liabilities of $12,471,000 and $10,761,000, respectively. The Company’s deferred tax assets consist principally of net operating loss carryforwards, while deferred tax liabilities relate primarily to temporary timing differences for amortization of mining rights and depreciation. As a result of losses from operations, management has recorded a valuation allowance against the total net deferred tax asset as they do not believe it is more-likely-than-not these assets will be realized.

8.	Major Customers

For the nine months ended September 30, 2009 and the years ended December 31, 2008 and 2007 the Company’s concentration of major customers was as follows:

	Nine Months
	Ended	Year Ended	Year Ended
	September 30,	December 31,	December 31,
	2009	2008	2007

Number of customers whose sales each exceeded 10% of total revenue	4	3	3
Percentage of total revenue	98%	86%	83%
Accounts receivable due at period end	$6,349,485	$2,410,395	$2,285,240

The Company has never experienced nonpayment from any of these customers. All amounts due from these customers at September 30, 2009 have subsequently been collected.

9.	Commitments and Contingent Liabilities

In the normal course of business, the Company makes various commitments and incurs certain contingent liabilities, including liabilities related to asset retirement obligations and financial obligations in connection with mining permits that are not reflected in the balance sheet. The Company does not anticipate any material losses as a result of these transactions. In accordance with Kentucky state law, the Company is required to post reclamation bonds to assure that reclamation work is completed. Outstanding reclamation bonds totaled approximately $12 million at September 30, 2009 and approximately $11 million at December 31, 2008. These bonds are secured by letters of credit or certificates of deposit issued by a bank equal to the amount of the outstanding reclamation bonds, and are typically provided by the Parent. However, at December 31, 2008, pending the transfer of certain mining permits related to the C&R and Renfro acquisitions, restricted certificates of deposit totaling $509,825 were held by the Company and included in the balance sheet.

Carved-Out Surface Mining Operations of Phoenix Coal Inc.

Notes to Combined Financial Statements
September 30, 2009 and December 31, 2008 — (Continued)

9.	Commitments and Contingent Liabilities — (Continued)

Subsequent to December 31, 2008 these restricted certificates of deposit were replaced by letters of credit provided by the Parent.

A significant amount of the Company’s coal reserves are controlled through leasing arrangements and noncancellable royalty lease agreements under which future minimum lease payments are due.

In the ordinary course of business, the Company enters into contracts to purchase diesel fuel from local suppliers for physical delivery at specified prices. Pursuant to these contracts, the Company does not own a futures or options position in the purchased fuel. As of September 30, 2009, the Company had executed purchase contracts for a total of 1,890,000 gallons to be delivered in 2009 and 2010 at a total cost of $4,206,048, or an average weighted price of $2.23 per gallon.

In 2007, the Company entered into a master coal purchase and sale agreement (the Master Agreement) to purchase coal fines recovered and processed by Covol Fuels No. 2, LLC (Covol) from two coal slurry reserve areas in Muhlenberg County, Kentucky. On July 6, 2009, the Company executed an amendment to the Master Agreement (the Amended Master Agreement) revising the annual purchase and sale tonnage commitments. The term of the Amended Master Agreement runs through the exhaustion of the reserves (the Term). During the Term of the Amended Master Agreement, by July 1 of each year, the Company and Covol will agree to the annual tonnage commitment (the Commitment) that Covol will produce and that the Company will purchase for the next calendar year. For the calendar year 2010 the Commitment cannot be less than 360,000 tons and for subsequent years the Commitment cannot be less than 400,000 tons. Additionally, the Company has the first right of refusal to purchase any tons produced by Covol in excess of the Commitment, but up to 720,000 tons annually.

In June 2009, the Company entered into a coal supply agreement with an Illinois Basin producer to purchase 20,000 tons of coal per month from July 2009 through December 2009. Upon mutual agreement of the parties to the coal supply agreement, the term of the agreement may be extended to December 31, 2010. Subsequent to September 30, 2009, this agreement was extended to June 30, 2010.

As part of the Renfro Equipment Inc. acquisition in July 2008, the Company agreed that if, by July 31, 2010, it acquires at least 1.5 million reserve tons as defined by Canadian Securities Administrators’ National Instrument 43-101 (NI 43-101) due to the direct efforts of the sellers (Additional Reserves), the Company will pay the sellers $1,000,000 for the first 1.5 million tons of reserves, plus $0.50 per ton for each reserve ton in excess of 1.5 million. The acquisition closing documents define a specific territory from which the Additional Reserves can be acquired. The acquisition of the Additional Reserves must be on terms and conditions acceptable to the Company in its sole, reasonable discretion. As of September 30, 2009, the sellers had provided several mineral leases to the Company. However, the analysis and drilling that is required to qualify these properties as reserve tons under the definition of NI 43-101 is in its early stages. Therefore, it is not yet probable that the sellers will deliver 1.5 million reserve tons to the Company, so no liability has been currently accrued on the balance sheet to the sellers.

10.	Stock Incentive Plans

PCI adopted a shareholder-approved stock option plan (the 2008 Plan) on May 20, 2008, which became effective in June 2008. PCC had a stock incentive plan authorized by its Board of Directors in 2004 (the 2004 Plan) to grant options to its employees (including officers), directors, and consultants. In June 2008, each stock option issued under the 2004 Plan was cancelled and extinguished and the holder received a replacement option to purchase that number of common shares of PCI equal to the number of PCC common shares that the holder could purchase under the 2004 Plan.

Carved-Out Surface Mining Operations of Phoenix Coal Inc.

Notes to Combined Financial Statements
September 30, 2009 and December 31, 2008 — (Continued)

10.	Stock Incentive Plans — (Continued)

The 2008 Plan is designed to advance the interests of the Company by encouraging employees, officers, directors, and consultants to have equity participation in the Parent through the acquisition of common shares. The 2008 Plan has been used to grant options to the Company’s employees, officers, directors, and consultants. Options granted under the 2008 Plan may be “incentive stock options” or “nonqualified stock options.”

For options granted under the 2008 Plan, the exercise price per common share is not to be less than the market price of the common shares at the time of the grant. The exercise period for each stock option is not to be more than ten years (five years in the case of an incentive stock option granted to a person who owns more than 10% of the issued and outstanding common shares of the Parent). Options may be granted subject to vesting requirements. Stock options granted under the 2004 Plan were generally subject to vesting provisions of 25% at the end of year one from the date of grant and then evenly over the following 48 months. The options were granted at a price equal to 100% of the fair value of the Company’s common shares on the date of grant and have a ten-year term.

Unless terminated earlier by the Parent’s Board of Directors, the 2008 Plan will remain in effect until all options granted under the 2008 Plan have been exercised or forfeited, or have expired. However, no new options may be granted under the 2008 Plan more than ten years from the date the Plan was originally adopted.

Compensation cost of stock option grants is recognized straight-line over the options’ vesting periods. Compensation expense related to stock options for the nine months ended September 30, 2009 and the years ended December 31, 2008 and 2007 was $2,258,869, $4,388,941, and $813,454, respectively. Under the terms of the 2008 Plan, and as approved by the Board of Directors of the Parent, the sale of the surface mining assets to Oxford caused all options outstanding under the 2008 Plan to become fully vested and all remaining unrecognized compensation expense totaling approximately $547,000 was charged to the statement of operations and comprehensive loss in the third quarter 2009.

The options’ fair value was determined using the Black-Scholes option-pricing model. Expected volatilities are based on comparable company historical share price movement and other factors. The cost relating to the stock-based compensation plans is included in general and administrative expenses in the accompanying combined statements of operations and comprehensive loss.

	2009	2008	2007
	Options	Options	Options

Weighted-average fair value per share of options granted	$0.08 per share	$0.64 per share	$0.73 per share
Assumptions (weighted-average):
Risk free interest rate	2.75%	3.98%	4.37%
Expected dividend yield	0.00	0.00	0.00
Expected volatility	0.40	0.40	0.40
Expected option life (in years)	10.00	10.00	10.00

11.	Sales Contract Termination

On March 3, 2009, the Company entered into a mutual release and settlement agreement with one of its customers to terminate a coal supply agreement for delivery of coal in 2009 and 2010 (the 2009/2010 Supply Agreement). In consideration for terminating the 2009/2010 Supply Agreement, the Company paid the customer $3,000,000 in cash. The payment relieved the Company of the obligation to deliver approximately

Carved-Out Surface Mining Operations of Phoenix Coal Inc.

Notes to Combined Financial Statements
September 30, 2009 and December 31, 2008 — (Continued)

11.	Sales Contract Termination — (Continued)

970,000 tons of coal, 470,000 in 2009 and 500,000 in 2010. In addition, the Company agreed to make up in 2009 approximately 170,000 tons of shipments that were not delivered in 2008 under a separate coal supply agreement dated January 1, 2008 (the 2008 Supply Agreement). In return for fulfilling the 2008 Supply Agreement, the customer agreed to change the guaranteed monthly average BTU specification from 11,500 to 11,200. The $3,000,000 payment has been charged to the statement of operations and comprehensive loss.

12.	Defined Contribution Plan

The Company has a retirement savings trust plan in effect for substantially all full-time employees. The Plan also contains a deferred salary arrangement under IRC Section 401(k). Under the deferred salary arrangement, employees can contribute up to 100% of their earnings and the Company may match a portion of the employee contributions. The Company paid and charged to operations Plan contributions of approximately $497,000, $621,000, and $508,000 for the nine months ended September 30, 2009 and the years ended December 31, 2008 and 2007, respectively.

13.	Related-Party Transactions

The Company is wholly owned by the Parent and its subsidiaries. The Parent has allocated certain overhead costs associated with general and administrative services, including executive management, accounting, information services, engineering, and human resources support to the Company. These overhead costs were allocated based primarily on a percentage of revenue, which management believes is reasonable.

Historically, interest costs related to intercompany debt have not been charged or credited to the Parent or the Company. For the purpose of these carved-out financial statements, interest expense has been computed on the average intercompany account balance at the Parent’s consolidated average borrowing rate and included in the carved-out statements.

Allocated overhead costs and interest expense on intercompany debt included in the statement of operations are as follows:

	Nine Months
	Ended	Year Ended	Year Ended
	September 30,	December 31,	December 31,
	2009	2008	2007

Overhead costs	$6,947,484	$10,362,888	$5,170,340
Interest expense	1,363,605	755,592	(159,577)

14.	Subsequent Events

On November 4, 2009, the Company received a state mining permit from the Kentucky Department of Natural Resources for its Highway 431 reserve. With this permit, the Company has secured all of the necessary permits required to begin mining on the Highway 431 property in Muhlenberg County, Kentucky.

APPENDIX A

Third Amended and Restated Agreement
of Limited Partnership of Oxford Resource Partners, LP

A-i

A-ii

A-iii

THIRD AMENDED AND RESTATED AGREEMENT OF LIMITED
PARTNERSHIP OF OXFORD RESOURCE PARTNERS, LP

THIS THIRD AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF OXFORD RESOURCE PARTNERS, LP, dated as of July [  ], 2010, is by and among Oxford Resources GP, LLC, a Delaware limited liability company, as the General Partner, and AIM Oxford, C&T Coal and any other Persons who now are or hereafter become Partners in the Partnership or parties hereto as provided herein.

WHEREAS, the General Partner, AIM Oxford and C&T Coal entered into that certain First Amended and Restated Agreement of Limited Partnership dated as of August 24, 2007 (the “First A/R Partnership Agreement”);

WHEREAS, the General Partner approved that certain Second Amended and Restated Agreement of Limited Partnership dated as of August 28, 2009 (the “Second A/R Partnership Agreement”) pursuant to Section 13.1(h) of the First A/R Partnership Agreement;

WHEREAS, in connection with the Initial Public Offering by the Partnership, the Board of Directors of the General Partner deems it necessary and appropriate to amend and restate the Second A/R Partnership Agreement to provide for certain amendments in connection with the Initial Public Offering; and

WHEREAS, pursuant to Article XIII of the Second A/R Partnership Agreement, the Second A/R Partnership Agreement has been amended with the approval of the General Partner, the holders of at least 90% of the Outstanding Units (as defined in the Second A/R Partnership Agreement) voting as a single class, a majority of the Class A Common Units (as defined in the Second A/R Partnership Agreement) and a majority of the Class B Common Units (as defined in the Second A/R Partnership Agreement).

NOW, THEREFORE, the Second A/R Partnership Agreement is hereby amended and restated to provide in its entirety as follows:

ARTICLE I

DEFINITIONS

Section 1.1  Definitions.

The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

“Acquisition” means any transaction in which any Group Member acquires (through an asset acquisition, merger, stock acquisition or other form of investment) control over all or a portion of the assets, properties or business of another Person for the purpose of increasing the long-term operating capacity, asset base or operating income of the Partnership Group from the operating capacity, asset base or operating income of the Partnership Group existing immediately prior to such transaction.

“Additional Book Basis” means the portion of any remaining Carrying Value of an Adjusted Property that is attributable to positive adjustments made to such Carrying Value as a result of Book-Up Events. For purposes of determining the extent that Carrying Value constitutes Additional Book Basis:

(a) Any negative adjustment made to the Carrying Value of an Adjusted Property as a result of either a Book-Down Event or a Book-Up Event shall first be deemed to offset or decrease that portion of the Carrying Value of such Adjusted Property that is attributable to any prior positive adjustments made thereto pursuant to a Book-Up Event or Book-Down Event.

(b) If Carrying Value that constitutes Additional Book Basis is reduced as a result of a Book-Down Event and the Carrying Value of other property is increased as a result of such Book-Down Event, an allocable portion of any such increase in Carrying Value shall be treated as Additional Book Basis; provided, that the amount treated as Additional Book Basis pursuant hereto as a result of such Book-Down Event shall not exceed the amount by which the Aggregate Remaining Net Positive Adjustments after such Book-Down Event exceeds the remaining Additional Book Basis attributable to all of the

Partnership’s Adjusted Property after such Book-Down Event (determined without regard to the application of this clause (b) to such Book-Down Event).

“Additional Book Basis Derivative Items” means any Book Basis Derivative Items that are computed with reference to Additional Book Basis. To the extent that the Additional Book Basis attributable to all of the Partnership’s Adjusted Property as of the beginning of any taxable period exceeds the Aggregate Remaining Net Positive Adjustments as of the beginning of such period (the “Excess Additional Book Basis”), the Additional Book Basis Derivative Items for such period shall be reduced by the amount that bears the same ratio to the amount of Additional Book Basis Derivative Items determined without regard to this sentence as the Excess Additional Book Basis bears to the Additional Book Basis as of the beginning of such period. With respect to a Disposed of Adjusted Property, the Additional Book Basis Derivative Items shall be the amount of Additional Book Basis taken into account in computing gain or loss from the disposition of such Disposed of Adjusted Property.

“Additional Limited Partner” means a Person admitted to the Partnership as a Limited Partner pursuant to Section 10.1(b) and who is shown as such on the books and records of the Partnership.

“Adjusted Capital Account” means the Capital Account maintained for each Partner as of the end of each fiscal year of the Partnership, (a) increased by any amounts that such Partner is obligated to restore under the standards set by Treasury Regulation Section 1.704-1(b)(2)(ii)(c) (or is deemed obligated to restore under Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5)) and (b) decreased by (i) the amount of all losses and deductions that, as of the end of such fiscal year, are reasonably expected to be allocated to such Partner in subsequent years under Sections 704(e)(2) and 706(d) of the Code and Treasury Regulation Section 1.751-1(b)(2)(ii), and (ii) the amount of all distributions that, as of the end of such fiscal year, are reasonably expected to be made to such Partner in subsequent years in accordance with the terms of this Agreement or otherwise to the extent they exceed offsetting increases to such Partner’s Capital Account that are reasonably expected to occur during (or prior to) the year in which such distributions are reasonably expected to be made (other than increases as a result of a minimum gain chargeback pursuant to Section 6.1(d)(i) or 6.1(d)(ii)). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith. The “Adjusted Capital Account” of a Partner in respect of a General Partner Unit, a Common Unit, a Subordinated Unit or an Incentive Distribution Right or any other Partnership Interest shall be the amount that such Adjusted Capital Account would be if such General Partner Unit, Common Unit, Subordinated Unit, Incentive Distribution Right or other Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such General Partner Unit, Common Unit, Subordinated Unit, Incentive Distribution Right or other Partnership Interest was first issued.

“Adjusted Operating Surplus” means, with respect to any period, Operating Surplus generated with respect to such period, less (a)(i) any net increase in Working Capital Borrowings with respect to such period and (ii) any net decrease in cash reserves for Operating Expenditures with respect to such period not relating to an Operating Expenditure made with respect to such period, plus (b)(i) any net decrease in Working Capital Borrowings with respect to such period, (ii) any net decrease made in subsequent periods in cash reserves for Operating Expenditures initially established with respect to such period to the extent such decrease results in a reduction in Adjusted Operating Surplus in subsequent periods pursuant to clause (a)(ii) above and (iii) any net increase in cash reserves for Operating Expenditures with respect to such period required by any debt instrument for the repayment of principal, interest or premium. Adjusted Operating Surplus does not include that portion of Operating Surplus included in clause (a)(i) of the definition of Operating Surplus. Adjusted Operating Surplus includes that portion of Operating Surplus in clause (a)(ii) of the definition of Operating Surplus only to the extent that cash is received by the Partnership Group.

“Adjusted Property” means any property the Carrying Value of which has been adjusted pursuant to Section 5.5(d)(i) or 5.5(d)(ii).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Aggregate Quantity of IDR Reset Common Units” has the meaning assigned to such term in Section 5.11(a).

“Aggregate Remaining Net Positive Adjustments” means, as of the end of any taxable period, the sum of the Remaining Net Positive Adjustments of all the Partners.

“Agreed Allocation” means any allocation, other than a Required Allocation, of an item of income, gain, loss or deduction pursuant to the provisions of Section 6.1, including a Curative Allocation (if appropriate to the context in which the term “Agreed Allocation” is used).

“Agreed Value” of any Contributed Property means the fair market value of such property or other consideration at the time of contribution and, in the case of an Adjusted Property, the fair market value of such Adjusted Property on the date of the revaluation event described in Section 5.5(d), in each case as determined by the General Partner. In making such determination, the General Partner shall use such method as it determines to be appropriate to allocate the aggregate Agreed Value of each Contributed Property or Adjusted Property contributed to the Partnership in a single or integrated transaction among each separate property on a basis proportional to the fair market value of each such Contributed Property or Adjusted Property.

“Agreement” means this Third Amended and Restated Agreement of Limited Partnership of Oxford Resource Partners, LP, as it may be amended, supplemented or restated from time to time.

“AIM Oxford” means AIM Oxford Holdings, LLC, a Delaware limited liability company.

“Associate” means, when used to indicate a relationship with any Person, (a) any corporation or organization of which such Person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest; (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.

“Available Cash” means, with respect to any Quarter ending prior to the Liquidation Date:

(a) the sum of (i) all cash and cash equivalents of the Partnership Group (or the Partnership Group’s proportionate share of cash and cash equivalents in the case of Subsidiaries that are not wholly owned) on hand at the end of such Quarter, (ii) if the General Partner so determines, all or any portion of additional cash and cash equivalents of the Partnership Group (or the Partnership Group’s proportionate share of cash and cash equivalents in the case of Subsidiaries that are not wholly owned) on hand on the date of determination of Available Cash with respect to such Quarter resulting from Working Capital Borrowings made subsequent to the end of such Quarter and (iii) all cash and cash equivalents on hand on the date of determination of Available Cash resulting from cash distributions received after the end of such Quarter from any Group Member’s equity interest in any Person (other than a Subsidiary), which distributions are paid by such Person in respect of operations conducted by such Person during such Quarter, less

(b) the amount of any cash reserves (or the Partnership’s proportionate share of cash reserves in the case of Subsidiaries that are not wholly owned) established by the General Partner to (i) provide for the proper conduct of the business of the Partnership Group (including reserves for future capital expenditures and anticipated future credit needs of the Partnership Group) subsequent to such Quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Group Member is a party or by which it is bound or its assets are subject or (iii) provide funds for distributions under Section 6.4 or 6.5 in respect of any one or more of the next four Quarters; provided, however, that the General Partner may not establish cash reserves pursuant to (iii) above if the effect of establishing such reserves would be that the Partnership is unable to distribute the Minimum Quarterly Distribution on all Common Units, plus any Cumulative Common Unit Arrearage on all Common Units, with respect to such Quarter; and, provided further, that disbursements made by a Group Member or cash reserves established, increased or reduced after the end of such Quarter but on or before the date of determination of Available Cash with respect to such Quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within such Quarter if the General Partner so determines.

Notwithstanding the foregoing, “Available Cash” with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

“Board of Directors” means the board of directors or board of managers of a corporation or limited liability company or the board of directors or board of managers of the general partner of a limited partnership, as applicable.

“Book Basis Derivative Items” means any item of income, deduction, gain or loss that is computed with reference to the Carrying Value of an Adjusted Property (e.g., depreciation, depletion, or gain or loss with respect to an Adjusted Property).

“Book-Down Event” means an event that triggers a negative adjustment to the Capital Accounts of the Partners pursuant to Section 5.5(d).

“Book-Tax Disparity” means, with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or Adjusted Property and the adjusted basis thereof for federal income tax purposes as of such date. A Partner’s share of the Partnership’s Book-Tax Disparities in all of its Contributed Property and Adjusted Property will be reflected by the difference between such Partner’s Capital Account balance as maintained pursuant to Section 5.5 and the hypothetical balance of such Partner’s Capital Account computed as if it had been maintained strictly in accordance with federal income tax accounting principles.

“Book-Up Event” means an event that triggers a positive adjustment to the Capital Accounts of the Partners pursuant to Section 5.5(d).

“Business Day” means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the State of Ohio shall not be regarded as a Business Day.

“C&T Coal” means C&T Coal, Inc., an Ohio corporation.

“Capital Account” means the capital account maintained for a Partner pursuant to Section 5.5. The “Capital Account” of a Partner in respect of a General Partner Unit, a Common Unit, a Subordinated Unit, an Incentive Distribution Right or any other Partnership Interest shall be the amount that such Capital Account would be if such General Partner Unit, Common Unit, Subordinated Unit, Incentive Distribution Right or other Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such General Partner Unit, Common Unit, Subordinated Unit, Incentive Distribution Right or other Partnership Interest was first issued.

“Capital Contribution” means (a) with respect to any Partner, any cash, cash equivalents or the Net Agreed Value of Contributed Property that a Partner contributes to the Partnership (including, in the case of an underwritten offering of Units, the amount of any underwriting discounts or commissions) or (b) with respect to the General Partner only, (i) distributions of cash that the General Partner is entitled to receive but otherwise waives such that the Partnership retains such cash or (ii) Common Units that the General Partner contributes to the Partnership.

“Capital Improvement” means any (a) addition or improvement to the capital assets owned by any Group Member, (b) acquisition of existing, or the construction of new or the improvement or replacement of existing, capital assets (including, without limitation, coal mines and related assets) or (c) capital contributions by a Group Member to a Person that is not a Subsidiary in which a Group Member has an equity interest to fund such Group Member’s pro rata share of the cost of the addition or improvement to or the acquisition of existing, or the construction of new, or the improvement or replacement of existing, capital assets by such Person, in each case if such addition, improvement, replacement, acquisition or construction is made to increase the long-term operating capacity, asset base or operating income of the Partnership Group, in the case of clauses (a) and (b), or such Person, in the case of clause (c), from the operating capacity, asset base or operating income of the Partnership Group or such Person, as the case may be, existing immediately prior to such addition, improvement, replacement, acquisition or construction.

“Capital Surplus” has the meaning assigned to such term in Section 6.3(a).

“Carrying Value” means (a) with respect to a Contributed Property or Adjusted Property, the Agreed Value of such property reduced (but not below zero) by all depreciation, amortization and cost recovery deductions charged to the Partners’ Capital Accounts in respect of such Contributed Property and (b) with respect to any other Partnership property, the adjusted basis of such property for federal income tax purposes, all as of the time of determination; provided, that the Carrying Value of any property shall be adjusted from time to time in accordance with Sections 5.5(d)(i) and 5.5(d)(ii) and to reflect changes, additions or other adjustments to the Carrying Value for dispositions and acquisitions of Partnership properties, as deemed appropriate by the General Partner.

“Cause” means a court of competent jurisdiction has entered a final, non-appealable judgment finding the General Partner liable for actual fraud or willful misconduct in its capacity as a general partner of the Partnership.

“Certificate” means (a) a certificate (i) substantially in the form of Exhibit A to the First A/R Partnership Agreement (if such certificate was issued prior to August 28, 2009), substantially in the form of Exhibit A to the Second A/R Partnership Agreement (if such certificate was issued on or after August 28, 2009 and prior to the date hereof) or substantially in the form of Exhibit A to this Agreement (if such certificate is issued on or after the date hereof), (ii) issued in global form in accordance with the rules and regulations of the Depositary or (iii) in such other form as may be adopted by the General Partner, issued by the Partnership evidencing ownership of one or more Common Units or (b) a certificate, in such form as may be adopted by the General Partner, issued by the Partnership evidencing ownership of one or more other Partnership Securities.

“Certificate of Limited Partnership” means the Certificate of Limited Partnership of the Partnership filed with the Secretary of State of the State of Delaware as referenced in Section 7.2, as such Certificate of Limited Partnership may be amended, supplemented or restated from time to time.

“Citizenship Certification” means a properly completed certificate in such form as may be specified by the General Partner by which a Limited Partner certifies that he (and if he is a nominee holding for the account of another Person, that to the best of his knowledge such other Person) is an Eligible Citizen.

“claim” (as used in Section 7.12(d)) has the meaning assigned to such term in Section 7.12(d).

“Closing Price” means, in respect of any class of Limited Partner Interests, as of the date of determination, the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal National Securities Exchange on which the respective Limited Partner Interests are listed or admitted to trading or, if such Limited Partner Interests are not listed or admitted to trading on any National Securities Exchange, the last quoted price on such day or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by the primary reporting system then in use in relation to such Limited Partner Interests of such class, or, if on any such day such Limited Partner Interests of such class are not quoted by any such organization, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in such Limited Partner Interests of such class selected by the General Partner, or if on any such day no market maker is making a market in such Limited Partner Interests of such class, the fair value of such Limited Partner Interests on such day as determined by the General Partner.

“Code” means the Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of any successor law.

“Combined Interest” has the meaning assigned to such term in Section 11.3(a).

“Commences Commercial Service” means the date on which a Capital Improvement is first placed into commercial service following completion of construction, acquisition, development and testing, as applicable.

“Commission” means the United States Securities and Exchange Commission or any successor agency having jurisdiction under the Securities Act.

“Commodity Hedge Contract” means any commodity exchange, swap, forward, cap, floor, collar or other similar agreement or arrangement entered into for the purpose of hedging the Partnership Group’s exposure to fluctuations in the price of coal or other hydrocarbons in its operations and not for speculative purposes.

“Common Unit” means a Partnership Security representing a fractional part of the Partnership Interests of all Limited Partners and having the rights and obligations specified with respect to a Common Unit in this Agreement. Prior to the IPO Closing Date, the Common Units were designated as “Class A Common Units.” Simultaneously with the effectiveness of this Agreement, the “Class A Common Units” are hereby redesignated as “Common Units.”

“Common Unit Arrearage” means, with respect to any Common Unit, whenever issued, as to any Quarter within the Subordination Period, the excess, if any, of (a) the Minimum Quarterly Distribution with respect to a Common Unit in respect of such Quarter over (b) the sum of all Available Cash distributed with respect to a Common Unit in respect of such Quarter pursuant to Section 6.4(b)(i)(A).

“Conflicts Committee” means any committee of the Board of Directors of the General Partner that is designated as a “Conflicts Committee” and that is composed entirely of one or more Independent Directors.

“Contributed Property” means each property or other asset, in such form as may be permitted by the Delaware Act, but excluding cash, contributed to the Partnership. Once the Carrying Value of a Contributed Property is adjusted pursuant to Section 5.5(d), such property shall no longer constitute a Contributed Property, but shall be deemed an Adjusted Property.

“Contribution Agreement” means that certain Contribution and Sale Agreement, dated as of the Contribution Agreement Closing Date, among C&T Coal, the General Partner, the Partnership, AIM Oxford, Charles C. Ungurean and Thomas T. Ungurean, together with the additional conveyance documents and instruments contemplated or referenced thereunder, as such may be amended, supplemented or restated from time to time.

“Contribution Agreement Closing Date” means August 24, 2007.

“Credit Facility Proceeds” means the portion of the net proceeds of the Partnership’s borrowings made simultaneously with the closing of the Initial Public Offering under its new credit facility that, according to the disclosure set forth in the section of the Registration Statement entitled “Use of Proceeds,” are to be distributed to the Non-Taxable Partners.

“Cumulative Common Unit Arrearage” means, with respect to any Common Unit, whenever issued, and as of the end of any Quarter, the excess, if any, of (a) the sum of the Common Unit Arrearage as to an Initial Common Unit for each of the Quarters within the Subordination Period ending on or before the last day of such Quarter over (b) the sum of any distributions theretofore made pursuant to Section 6.4(b)(i)(A) and Section 6.5(b) with respect to an Initial Common Unit (including any distributions to be made in respect of the last of such Quarters).

“Curative Allocation” means any allocation of an item of income, gain, deduction, loss or credit pursuant to the provisions of Section 6.1(d)(xi).

“Current Market Price” means, in respect of any class of Limited Partner Interests, as of the date of determination, the average of the daily Closing Prices per Limited Partner Interest of such class for the 20 consecutive Trading Days immediately prior to such date.

“Delaware Act” means the Delaware Revised Uniform Limited Partnership Act, 6 Del C. Section 17-101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.

“Departing General Partner” means a former general partner from and after the effective date of any withdrawal or removal of such former general partner pursuant to Section 11.1 or Section 11.2.

“Depositary” means, with respect to any Units issued in global form, The Depository Trust Company and its successors and permitted assigns.

“Disposed of Adjusted Property” has the meaning assigned to such term in Section 6.1(d)(xii)(B).

“Economic Risk of Loss” has the meaning set forth in Treasury Regulation Section 1.752-2(a).

“Eligible Citizen” means a Person qualified to own interests in real property in jurisdictions in which any Group Member does business or proposes to do business from time to time, and whose status as a Limited Partner the General Partner determines does not or would not subject such Group Member to a significant risk of cancellation or forfeiture of any of its properties or any interest therein.

“Employee/Director Unitholders” means the employees and directors of the General Partner who hold Common Units.

“Estimated Incremental Quarterly Tax Amount” has the meaning assigned to such term in Section 6.9.

“Estimated Reserve Replacement Expenditures” means an estimate made by the Board of Directors of the General Partner (subject to Special Approval) of the average quarterly Reserve Replacement Expenditures that the Partnership Group will incur over the long term. In the case of Subsidiaries that are not wholly owned by the Partnership, such estimate shall include the Partnership’s proportionate share of the average quarterly Reserve Replacement Expenditures that such Subsidiary will incur over the long term. Beginning after the IPO Closing Date, the estimate will be made annually and whenever an event occurs that is likely to result in a material adjustment to the amount of Reserve Replacement Expenditures over the long term. The Partnership shall disclose to its Partners any change in the amount of Estimated Reserve Replacement Expenditures in its reports made in accordance with Section 8.3 to the extent not previously disclosed. Except as provided in the definition of Subordination Period, any adjustments to Estimated Reserve Replacement Expenditures shall be prospective only.

“Event of Withdrawal” has the meaning assigned to such term in Section 11.1(a).

“Excess Additional Book Basis” (as used in the definition of Additional Book Basis Derivative Items) has the meaning assigned to such term in the definition of Additional Book Basis Derivative Items.

“Expansion Capital Expenditures” means cash expenditures for Acquisitions or Capital Improvements, and shall not include Maintenance Capital Expenditures or Investment Capital Expenditures. Expansion Capital Expenditures shall include interest payments (and related fees) on debt incurred to finance the construction, acquisition or development of a Capital Improvement and paid in respect of the period beginning on the date that a Group Member enters into a binding obligation to commence construction, acquisition or development of a Capital Improvement and ending on the earlier to occur of the date that such Capital Improvement Commences Commercial Service and the date that such Capital Improvement is abandoned or disposed of. Debt incurred to fund such interest payments or to fund distributions on equity issued (including incremental Incentive Distributions related thereto) to fund the construction, acquisition or development of a Capital Improvement as described in clause (a)(v) of the definition of Operating Surplus shall also be deemed to be debt incurred to finance the construction, acquisition or development of a Capital Improvement. Where capital expenditures are made in part for Expansion Capital Expenditures and in part for other purposes, the General Partner shall determine the allocation between the amounts paid for each.

“Final Subordinated Units” has the meaning assigned to such term in Section 6.1(d)(x)(A).

“First A/R Partnership Agreement” has the meaning assigned to such term in the recitals to this Agreement.

“First Liquidation Target Amount” has the meaning assigned to such term in Section 6.1(c)(i)(D).

“First Target Distribution” means $0.5031 per Unit (or, with respect to the Quarter which includes the IPO Closing Date, it means the product of $0.5031 multiplied by a fraction of which the numerator is the number of days in such Quarter after the IPO Closing Date, and of which the denominator is the total number of days in such Quarter), subject to adjustment in accordance with Sections 5.11, 6.6 and 6.9.

“Fully Diluted Basis” means, when calculating the number of Outstanding Units for any period, a basis that includes, in addition to the Outstanding Units, all Partnership Securities and options, rights, warrants and appreciation rights relating to an equity interest in the Partnership (a) that are convertible into or exercisable or exchangeable for Units that are senior to or pari passu with the Subordinated Units, (b) whose conversion, exercise or exchange price is less than the Current Market Price on the date of such calculation, (c) that may be converted into or exercised or exchanged for such Units prior to or during the Quarter immediately following the end of the period for which the calculation is being made without the satisfaction of any contingency beyond the control of the holder other than the payment of consideration and the compliance with administrative mechanics applicable to such conversion, exercise or exchange and (d) that were not converted into or exercised or exchanged for such Units during the period for which the calculation is being made; provided, however, that for purposes of determining the number of Outstanding Units on a Fully Diluted Basis when calculating whether the Subordination Period has ended or Subordinated Units are entitled to convert into Common Units pursuant to Section 5.7, such Partnership Securities, options, rights, warrants and appreciation rights shall be deemed to have been Outstanding Units only for the four Quarters that comprise the last four Quarters of the measurement period; provided, further, that if consideration will be paid to any Group Member in connection with such conversion, exercise or exchange, the number of Units to be included in such calculation shall be that number equal to the difference between (i) the number of Units issuable upon such conversion, exercise or exchange and (ii) the number of Units that such consideration would purchase at the Current Market Price.

“General Partner” means Oxford Resources GP, and its successors and permitted assigns that are admitted to the Partnership as general partner of the Partnership, in its capacity as general partner of the Partnership (except as the context otherwise requires).

“General Partner Interest” means the ownership interest of the General Partner in the Partnership (in its capacity as a general partner without reference to any Limited Partner Interest held by it), which is evidenced by General Partner Units, and includes any and all benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement.

“General Partner Unit” means a fractional part of the General Partner Interest having the rights and obligations specified with respect to the General Partner Interest. A General Partner Unit is not a Unit.

“Gross Liability Value” means, with respect to any Liability of the Partnership described in Treasury Regulation Section 1.752-7(b)(3)(i), the amount of cash that a willing assignor would pay to a willing assignee to assume such Liability in an arm’s-length transaction. The Gross Liability Value of each Liability of the Partnership described in Treasury Regulation Section 1.752-7(b)(3)(i) shall be adjusted at such times as provided in this Agreement for an adjustment to Carrying Values.

“Group” means a Person that with or through any of its Affiliates or Associates has any contract, arrangement, understanding or relationship for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons), exercising investment power or disposing of any Partnership Interests with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, Partnership Interests.

“Group Member” means a member of the Partnership Group.

“Group Member Agreement” means the partnership agreement of any Group Member, other than the Partnership, that is a limited or general partnership, the limited liability company agreement of any Group Member that is a limited liability company, the certificate of incorporation and bylaws or similar organizational documents of any Group Member that is a corporation, the joint venture agreement or similar governing document of any Group Member that is a joint venture and the governing or organizational or similar documents of any other Group Member that is a Person other than a limited or general partnership, limited liability company, corporation or joint venture, as such may be amended, supplemented or restated from time to time.

“Hedge Contract” means any Commodity Hedge Contract or Interest Rate Hedge Contract.

“Holder” as used in Section 7.12, has the meaning assigned to such term in Section 7.12(a).

“IDR Reset Common Unit” has the meaning assigned to such term in Section 5.11(a).

“IDR Reset Election” has the meaning assigned to such term in Section 5.11(a).

“Incentive Distribution Right” means a non-voting Limited Partner Interest, initially issued to Oxford Resources GP, which Limited Partner Interest will confer upon the holder thereof only the rights and obligations specifically provided in this Agreement with respect to Incentive Distribution Rights (and no other rights otherwise available to or other obligations of a holder of a Partnership Interest). Notwithstanding anything in this Agreement to the contrary, the holder of an Incentive Distribution Right shall not be entitled to vote such Incentive Distribution Right on any Partnership matter except as may otherwise be required by law.

“Incentive Distributions” means any amount of cash distributed to the holders of the Incentive Distribution Rights pursuant to Sections 6.4(b)(i)(E), (F) and (G) and 6.4(b)(ii)(C), (D) and (E).

“Incremental Income Taxes” has the meaning assigned to such term in Section 6.9.

“Indemnified Persons” has the meaning assigned to such term in Section 7.12(d).

“Indemnitee” means (a) the General Partner, (b) any Departing General Partner, (c) any Person who is or was an Affiliate of the General Partner or any Departing General Partner, (d) any Person who is or was a member, partner, director, manager, officer, fiduciary or trustee of any Group Member (other than any Person who is or was a Limited Partner of the Partnership in such Person’s capacity as such), the general partner or any departing general partner or any Affiliate of any Group Member, the General Partner or any Departing General Partner, (e) any Person who is or was serving at the request of the General Partner or any Departing General Partner or any Affiliate of the General Partner or any Departing General Partner as an officer, director, manager, member, partner, fiduciary or trustee of another Person; provided that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services, and (f) any Person the General Partner designates as an “Indemnitee” for purposes of this Agreement.

“Independent Director” means any director that (a) is not a security holder, officer or employee of the General Partner, (b) is not an officer, director or employee of any Affiliate of the General Partner, (c) is not a holder of any ownership interest in the Partnership Group other than Common Units and (d) meets the independence standards required of directors who serve on an audit committee of a board of directors established by the Securities Exchange Act and the rules and regulations of the Commission thereunder and by any National Securities Exchange on which the Common Units are listed or admitted to trading.

“Initial Common Unit” means a Common Unit issued in the Initial Public Offering.

“Initial Limited Partners” means each of AIM Oxford, C&T Coal and Oxford Resources GP (with respect to the Incentive Distribution Rights it holds).

“Initial Public Offering” means the initial public offering of Common Units by the Partnership, as described in the Registration Statement, including any Common Units issued pursuant to the exercise of the Over-Allotment Option.

“Initial Unit Price” means (a) with respect to the Common Units and the Subordinated Units, the IPO Price, or (b) with respect to any other class or series of Units, the price per Unit at which such class or series of Units is initially issued by the Partnership, as determined by the General Partner, in each case adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of Units.

“Interest Rate Hedge Contract” means any interest rate exchange, swap, forward, cap, floor collar or other similar agreement or arrangement entered into for the purpose of reducing the exposure of the Partnership Group to fluctuations in interest rates in their financing activities and not for speculative purposes.

“Interim Capital Transactions” means the following transactions if they occur prior to the Liquidation Date: (a) borrowings, refinancings or refundings of indebtedness (other than (i) for items purchased on open account in the ordinary course of business or (ii) Working Capital Borrowings) by any Group Member and sales of debt securities of any Group Member; (b) sales of equity interests of any Group Member; (c) sales or other voluntary or involuntary dispositions of any assets of any Group Member other than (i) sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, and (ii) sales or other dispositions of assets as part of normal retirements or replacements; (d) the termination of Hedge Contracts prior to the termination date specified therein; (e) capital contributions received; or (f) corporate reorganizations or restructurings.

“Investment Capital Expenditures” means capital expenditures other than Maintenance Capital Expenditures and Expansion Capital Expenditures.

“Investors’ Rights Agreement” means the Investors’ Rights Agreement, dated as of the Contribution Agreement Closing Date, by and among the Partnership, the General Partner, C&T Coal, Charles C. Ungurean and Thomas T. Ungurean.

“IPO Closing Date” means the closing date of the sale of Common Units in the Initial Public Offering.

“IPO Price” means the price per Common Unit at which the Underwriters offer the Common Units for sale to the public as set forth on the cover page of the final prospectus filed pursuant to Rule 424(b) of the rules and regulations of the Commission with respect to the Initial Public Offering.

“IPO Proceeds” means the portion of the net proceeds received by the Partnership from the issuance and sale on the IPO Closing Date of Common Units in the Initial Public Offering that, according to the disclosure set forth in the section of the Registration Statement entitled “Use of Proceeds,” are to be distributed to the Taxable Partners.

“Liability” means any liability or obligation of any nature, whether accrued, contingent or otherwise.

“Limited Partner” means, unless the context otherwise requires, (a) the Organizational Limited Partner prior to its withdrawal from the Partnership, each Initial Limited Partner, each Additional Limited Partner and any Departing General Partner upon the change of its status from General Partner to Limited Partner pursuant to Section 11.3, in each case, in such Person’s capacity as limited partner of the Partnership; provided, however, that when the term “Limited Partner” is used herein in the context of any vote or other approval, including Articles XIII and XIV, such term shall not, solely for such purpose, include any holder of an Incentive Distribution Right (solely with respect to its Incentive Distribution Rights and not with respect to any other Limited Partner Interest held by such Person) except as may be required by law.

“Limited Partner Interest” means the ownership interest of a Limited Partner in the Partnership, which may be evidenced by Common Units, Subordinated Units, Incentive Distribution Rights or other Partnership Securities or a combination thereof or interest therein, and includes any and all benefits to which such Limited Partner is entitled as provided in this Agreement, together with all obligations of such Limited Partner to comply with the terms and provisions of this Agreement; provided, however, that when the term “Limited Partner Interest” is used herein in the context of any vote or other approval, including Articles XIII and XIV, such term shall not, solely for such purpose, include any Incentive Distribution Right except as may be required by law.

“Limited Partner Unit” means each of the Common Units, Subordinated Units and other Units representing fractional parts of the Partnership Interests of all Limited Partners.

“Liquidation Date” means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clause (d) of Section 12.1 or clauses (a) and (b) of the first sentence of Section 12.2, the date on which the applicable time period during which the holders of Outstanding Units (or other required

Persons) have the right to elect to continue the business of the Partnership has expired without such an election being made and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

“Liquidator” means one or more Persons selected by the General Partner to perform the functions described in Section 12.4 as liquidating trustee of the Partnership within the meaning of the Delaware Act.

“Maintenance Capital Expenditures” means cash expenditures (including expenditures for the addition or improvement to, or the replacement of, the capital assets owned by any Group Member or for the acquisition of existing, or the construction or development of new, capital assets) if such expenditures are made to maintain, including over the long term, the operating capacity, asset base or operating income of the Partnership Group. Maintenance Capital Expenditures consist of Reserve Replacement Expenditures and Other Maintenance Capital Expenditures. Maintenance Capital Expenditures shall not include Expansion Capital Expenditures or Investment Capital Expenditures. Where Maintenance Capital Expenditures are made in part for Reserve Replacement Expenditures and in part for Other Maintenance Capital Expenditures, the General Partner shall determine the allocation for amounts paid for each.

“Merger Agreement” has the meaning assigned to such term in Section 14.1.

“Minimum Quarterly Distribution” means $0.4375 per Unit per Quarter (or with respect to the Quarter which includes the IPO Closing Date, it means the product of $0.4375 multiplied by a fraction of which the numerator is the number of days in such Quarter after the IPO Closing Date and of which the denominator is the total number of days in such Quarter), subject to adjustment in accordance with Section 5.11, Section 6.6 and Section 6.9.

“National Securities Exchange” means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act and any successor to such statute.

“Net Agreed Value” means (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any Liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed, (b) in the case of any property distributed to a Partner by the Partnership, the Partnership’s Carrying Value of such property (as adjusted pursuant to Section 5.5(d)(ii)) at the time such property is distributed, reduced by any Liabilities either assumed by such Partner upon such distribution or to which such property is subject at the time of distribution, in either case, as determined under Section 752 of the Code and (c) in the case of a contribution of Common Units by the General Partner to the Partnership as a Capital Contribution, an amount per Common Unit contributed equal to the Current Market Price per Common Unit as of the date of the contribution.

“Net Income” means, for any taxable year, the excess, if any, of the Partnership’s items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year over the Partnership’s items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year. The items included in the calculation of Net Income shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d); provided, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made as if Section 6.1(d)(xii) were not in this Agreement.

“Net Loss” means, for any taxable year, the excess, if any, of the Partnership’s items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year over the Partnership’s items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d); provided, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made as if Section 6.1(d)(xii) were not in this Agreement.

“Net Positive Adjustments” means, with respect to any Partner, the excess, if any, of the total positive adjustments over the total negative adjustments made to the Capital Account of such Partner pursuant to Book-Up Events and Book-Down Events.

“Net Termination Gain” means, for any taxable year, the sum, if positive, of all items of income, gain, loss or deduction that are (a) recognized by the Partnership (i) after the Liquidation Date or (ii) upon the sale, exchange or other disposition of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (excluding any disposition to a member of the Partnership Group), or (b) deemed recognized by the Partnership pursuant to Section 5.5(d). The items included in the determination of Net Termination Gain shall be determined in accordance with Section 5.5(b) and shall not include any items of income, gain or loss specially allocated under Section 6.1(d).

“Net Termination Loss” means, for any taxable year, the sum, if negative, of all items of income, gain, loss or deduction that are (a) recognized by the Partnership (i) after the Liquidation Date or (ii) upon the sale, exchange or other disposition of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (excluding any disposition to a member of the Partnership Group), or (b) deemed recognized by the Partnership pursuant to Section 5.5(d). The items included in the determination of Net Termination Loss shall be determined in accordance with Section 5.5(b) and shall not include any items of income, gain or loss specially allocated under Section 6.1(d).

“Non-citizen Assignee” means a Person whom the General Partner has determined does not constitute an Eligible Citizen and as to whose Partnership Interest the General Partner has become the substituted Limited Partner, all pursuant to Section 4.9.

“Nonrecourse Built-in Gain” means, with respect to any Contributed Properties or Adjusted Properties that are subject to a mortgage or pledge securing a Nonrecourse Liability, the amount of any taxable gain that would be allocated to the Partners pursuant to Sections 6.2(b)(i)(A), 6.2(b)(ii)(A) and 6.2(b)(iii) if such properties were disposed of in a taxable transaction in full satisfaction of such liabilities and for no other consideration.

“Nonrecourse Deductions” means any and all items of loss, deduction or expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(b), are attributable to a Nonrecourse Liability.

“Nonrecourse Liability” has the meaning set forth in Treasury Regulation Section 1.752-1(a)(2).

“Non-Taxable Partner” means each of AIM Oxford and the General Partner.

“Notice of Election to Purchase” has the meaning assigned to such term in Section 15.1(b).

“Operating Expenditures” means the sum of (a) all Partnership Group Estimated Reserve Replacement Expenditures and (b) all Partnership Group cash expenditures (or the Partnership Group’s proportionate share of expenditures in the case of Subsidiaries that are not wholly owned), including, but not limited to, taxes, employee and director compensation, reimbursements of expenses of the General Partner, repayments of Working Capital Borrowings, debt service payments, reclamation expenses, payments made in the ordinary course of business under Hedge Contracts (provided that (i) with respect to amounts paid in connection with the initial purchase of any Hedge Contract, such amounts shall be amortized over the life of the Hedge Contract, and (ii) payments made in connection with the termination of any Hedge Contract prior to the expiration of its stipulated settlement or termination date shall be included in equal quarterly installments over the remaining scheduled life of such Hedge Contract), Other Maintenance Capital Expenditures and non-Pro Rata repurchases of Partnership Interests (other than those made with the proceeds of an Interim Capital Transaction); subject to the following:

(i) deemed repayments of Working Capital Borrowings deducted from Operating Surplus under clause (b)(iii) of the definition of Operating Surplus shall not constitute Operating Expenditures when actually repaid;

(ii) payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness other than Working Capital Borrowings shall not constitute Operating Expenditures; and

(iii) Operating Expenditures shall not include (A) Expansion Capital Expenditures, (B) Investment Capital Expenditures, (C) payment of transaction expenses (including taxes) relating to Interim Capital Transactions, (D) distributions to Partners (including any distributions made pursuant to Section 6.4(a)), (E) actual Reserve Replacement Expenditures, (F) Pro Rata repurchases of Units, or reimbursement of expenses of the General Partner for such repurchases, (G) non-Pro Rata repurchases of Partnership Interests funded with the proceeds of an Interim Capital Transaction, or reimbursement of expenses of the General Partner for such repurchases, or (H) any other payments made in connection with the Initial Public Offering that are described under “Use of Proceeds” in the Registration Statement.

“Operating Surplus” means, with respect to any period commencing on the IPO Closing Date and ending prior to the Liquidation Date, on a cumulative basis and without duplication,

(a) the sum of (i) $35 million, (ii) an amount equal to the aggregate amount of cash distributed in respect of rights held by Partners entitling them to receive cash collected from accounts receivable outstanding prior to the closing of the Initial Public Offering, (iii) all cash receipts of the Partnership Group (or the Partnership Group’s proportionate share of cash receipts in the case of Subsidiaries that are not wholly owned) for the period beginning on the IPO Closing Date and ending on the last day of such period, but excluding cash receipts from Interim Capital Transactions (except to the extent specified in Section 6.5, and provided that cash receipts from the termination of a Hedge Contract prior to the expiration of its stipulated settlement or termination date shall be included in Operating Surplus in equal quarterly installments over the remaining scheduled life of such Hedge Contract), (iv) all cash receipts of the Partnership Group after the end of such period but on or before the date of determination of Operating Surplus with respect to such period resulting from Working Capital Borrowings and (v) the amount of cash distributions paid (including incremental Incentive Distributions) on equity issued, other than equity issued on the IPO Closing Date, to finance all or a portion of the construction, acquisition or improvement of a Capital Improvement or replacement of a capital asset and paid in respect of the period beginning on the date that the Group Member enters into a binding obligation to commence the construction, acquisition or improvement of such Capital Improvement or replacement of such capital asset and ending on the earlier to occur of the date such Capital Improvement or replacement capital asset Commences Commercial Service and the date that it is abandoned or disposed of (equity issued, other than equity issued on the IPO Closing Date, to fund interest payments on debt incurred or distributions on equity issued, in each case during the period described above in this clause (v), to finance the construction, acquisition or improvement of a Capital Improvement or replacement of a capital asset shall also be deemed to be equity issued to finance the construction, acquisition or improvement of such Capital Improvement or replacement of such capital asset for purposes of this clause (v)); less

(b) the sum of (i) Operating Expenditures for the period beginning immediately after the IPO Closing Date and ending on the last day of such period, (ii) the amount of cash reserves (or the Partnership Group’s proportionate share of cash reserves in the case of Subsidiaries that are not wholly owned) established by the General Partner to provide funds for future Operating Expenditures; provided, however, that disbursements made (including contributions to a Group Member or disbursements on behalf of a Group Member) or cash reserves established, increased or reduced after the end of such period but on or before the date of determination of Available Cash with respect to such period shall be deemed to have been made, established, increased or reduced, for purposes of determining Operating Surplus, within such period if the General Partner so determines, (iii) all Working Capital Borrowings not repaid within 12 months after having been incurred, or repaid within such 12-month period with the proceeds of additional Working Capital Borrowings, and (iv) any cash loss realized on disposition of an Investment Capital Expenditure.

Notwithstanding the foregoing, “Operating Surplus” with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero. Cash receipts from an Investment Capital Expenditure shall be treated as cash receipts only to the extent they are a return on principal, but in no event shall a return of principal be treated as cash receipts.

“Opinion of Counsel” means a written opinion of counsel (who may be regular counsel to the Partnership or the General Partner or any of its Affiliates) acceptable to the General Partner.

“Option Closing Date” means the date or dates on which any Common Units are sold by the Partnership to the Underwriters upon exercise of an Over-Allotment Option.

“Organizational Limited Partner” means AIM Oxford in its capacity as the organizational limited partner of the Partnership pursuant to the original agreement of limited partnership of the Partnership.

“Other Maintenance Capital Expenditures” means Maintenance Capital Expenditures other than Reserve Replacement Capital Expenditures, such as expenditures for the repair, refurbishment or replacement of equipment.

“Outstanding” means, with respect to Partnership Securities, all Partnership Securities that are issued by the Partnership and reflected as outstanding on the Partnership’s books and records as of the date of determination; provided, however, that if at any time any Person or Group (other than the General Partner or its Affiliates) beneficially owns 20% or more of the Outstanding Partnership Securities of any class then Outstanding, all Partnership Securities owned by such Person or Group shall not be voted on any matter and shall not be considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement, except that Units so owned shall be considered to be Outstanding for purposes of Section 14.3(e)(v) (such Units shall not, however, be treated as a separate class of Partnership Securities for purposes of this Agreement); provided, further, that the foregoing limitation shall not apply to (i) any Person or Group who acquired 20% or more of the Outstanding Partnership Securities of any class then Outstanding directly from the General Partner or its Affiliates (other than the Partnership), (ii) any Person or Group who acquired 20% or more of the Outstanding Partnership Securities of any class then Outstanding directly or indirectly from a Person or Group described in clause (i) provided that the General Partner shall have notified such Person or Group in writing that such limitation shall not apply, or (iii) any Person or Group who acquired 20% or more of any Partnership Securities issued by the Partnership with the prior approval of the Board of Directors of the General Partner.

“Over-Allotment Option” means the over-allotment option granted to the Underwriters by the Partnership pursuant to the Underwriting Agreement.

“Oxford Mining Company, LLC” means Oxford Mining Company, LLC, a Delaware limited liability company.

“Oxford Resources GP” means Oxford Resources GP, LLC, a Delaware limited liability company.

“Partner Nonrecourse Debt” has the meaning set forth in Treasury Regulation Section 1.704-2(b)(4).

“Partner Nonrecourse Debt Minimum Gain” has the meaning set forth in Treasury Regulation Section 1.704-2(i)(2).

“Partner Nonrecourse Deductions” means any and all items of loss, deduction or expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(i), are attributable to a Partner Nonrecourse Debt.

“Partners” means the General Partner and the Limited Partners.

“Partnership” means Oxford Resource Partners, LP, a Delaware limited partnership.

“Partnership Group” means the Partnership and its Subsidiaries treated as a single consolidated entity.

“Partnership Interest” means an interest in the Partnership, which shall include the General Partner Interest and Limited Partner Interests.

“Partnership Minimum Gain” means that amount determined in accordance with the principles of Treasury Regulation Section 1.704-2(d).

“Partnership Security” means any class or series of equity interest in the Partnership (but excluding any options, rights, warrants, restricted units and appreciation rights relating to an equity interest in the Partnership), including Common Units, Subordinated Units, General Partner Units and Incentive Distribution Rights.

“Percentage Interest” means, as of any date of determination, (a) as to the General Partner with respect to General Partner Units and as to any Unitholder with respect to Units (including the General Partner with respect to Units), the product obtained by multiplying (i) 100% less the percentage applicable to clause (b) below by (ii) the quotient obtained by dividing (A) the number of General Partner Units held by the General Partner or the number of Units held by such Unitholder, as the case may be, by (B) the total number of all Outstanding Units and General Partner Units and (b) as to the holders of other Partnership Securities issued by the Partnership in accordance with Section 5.6, the percentage established as a part of such issuance. The Percentage Interest with respect to an Incentive Distribution Right shall at all times be zero.

“Person” means an individual or a corporation, firm, limited liability company, partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other entity.

“Per Unit Capital Amount” means, as of any date of determination, the Capital Account, stated on a per Unit basis, underlying any Unit held by a Person other than the General Partner or any Affiliate of the General Partner who holds Units.

“Plan of Conversion” has the meaning assigned to such term in Section 14.1.

“Pro Rata” means (a) when used with respect to Units or any class thereof, apportioned equally among all designated Units in accordance with their relative Percentage Interests, (b) when used with respect to Partners or Record Holders, apportioned among all Partners or Record Holders in accordance with their relative Percentage Interests and (c) when used with respect to holders of Incentive Distribution Rights, apportioned equally among all holders of such Incentive Distribution Rights in accordance with the relative number or percentage of such Incentive Distribution Rights held by each such holder.

“Purchase Date” means the date determined by the General Partner as the date for purchase of all Outstanding Limited Partner Interests of a certain class (other than Limited Partner Interests owned by the General Partner and its Affiliates) pursuant to Article XV.

“Quarter” means, unless the context requires otherwise, a fiscal quarter of the Partnership or, with respect to the fiscal quarter of the Partnership that includes the IPO Closing Date, the portion of such quarter after the IPO Closing Date.

“Recapture Income” means any gain recognized by the Partnership (computed without regard to any adjustment required by Section 734 or Section 743 of the Code) upon the disposition of any property or asset of the Partnership, which gain is characterized as ordinary income because it represents the recapture of deductions previously taken with respect to such property or asset.

“Record Date” means the date established by the General Partner or otherwise in accordance with this Agreement for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Limited Partners or entitled to vote by ballot or give approval of Partnership action in writing without a meeting or entitled to exercise rights in respect of any lawful action of Limited Partners or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.

“Record Holder” means (a) the Person in whose name a Common Unit is registered on the books of the Transfer Agent as of the opening of business on a particular Business Day or (b) with respect to other Partnership Interests, the Person in whose name any such other Partnership Interest is registered on the books that the General Partner has caused to be kept as of the opening of business on such Business Day.

“Redeemable Interests” means any Partnership Interests for which a redemption notice has been given, and has not been withdrawn, pursuant to Section 4.10.

“Registration Statement” means the Partnership’s Registration Statement on Form S-1 (Registration No. 333-165662) as it has been or as it may be amended or supplemented from time to time, filed by the

Partnership with the Commission under the Securities Act to register the offering and sale of the Common Units in the Initial Public Offering.

“Remaining Net Positive Adjustments” means, as of the end of any taxable period, (i) with respect to the Unitholders holding Common Units or Subordinated Units, the excess of (a) the Net Positive Adjustments of the Unitholders holding Common Units or Subordinated Units as of the end of such period over (b) the sum of those Partners’ Share of Additional Book Basis Derivative Items for each prior taxable period, (ii) with respect to the General Partner (as holder of the General Partner Units), the excess of (a) the Net Positive Adjustments of the General Partner as of the end of such period over (b) the sum of the General Partner’s Share of Additional Book Basis Derivative Items with respect to the General Partner Units for each prior taxable period and (iii) with respect to the holders of Incentive Distribution Rights, the excess of (a) the Net Positive Adjustments of the holders of Incentive Distribution Rights as of the end of such period over (b) the sum of the Share of Additional Book Basis Derivative Items of the holders of the Incentive Distribution Rights for each prior taxable period.

“Required Allocations” means (a) any limitation imposed on any allocation of Net Losses or Net Termination Losses under Section 6.1(b) or Section 6.1(c)(ii) and (b) any allocation of an item of income, gain, loss or deduction pursuant to Section 6.1(d)(i), Section 6.1(d)(ii), Section 6.1(d)(iv), Section 6.1(d)(v), Section 6.1(d)(vi), Section 6.1(d)(vii) or Section 6.1(d)(ix).

“Requisite Amendment Approval” has the meaning assigned to such term in the recitals to this Agreement.

“Reserve Replacement Expenditures” means (a) any cash expenditures for the purchase of coal reserves or interests in coal reserves in fee and (b) any cash expenditures for advance royalties and other similar payments with respect to any lease of coal reserves or interests in coal reserves; provided, that, in each case such expenditures are Maintenance Capital Expenditures.

“Reset MQD” has the meaning assigned to such term in Section 5.11(e).

“Reset Notice” has the meaning assigned to such term in Section 5.11(b).

“Residual Gain” or “Residual Loss” means any item of gain or loss, as the case may be, of the Partnership recognized for federal income tax purposes resulting from a sale, exchange or other disposition of a Contributed Property or Adjusted Property, to the extent such item of gain or loss is not allocated pursuant to Section 6.2(b)(i)(A) or Section 6.2(b)(ii)(A), respectively, to eliminate Book-Tax Disparities.

“Retained Converted Subordinated Unit” has the meaning assigned to such term in Section 5.5(c)(ii).

“Second A/R Partnership Agreement” has the meaning assigned to such term in the recitals to this Agreement.

“Second Liquidation Target Amount” has the meaning assigned to such term in Section 6.1(c)(i)(E).

“Second Target Distribution” means $0.5469 per Unit (or, with respect to the Quarter which includes the IPO Closing Date, it means the product of $0.5469 multiplied by a fraction of which the numerator is equal to the number of days in such Quarter after the IPO Closing Date and of which the denominator is the total number of days in such Quarter), subject to adjustment in accordance with Section 5.11, Section 6.6 and Section 6.9.

“Securities Act” means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.

“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time and any successor to such statute.

“Services Agreement” means the General and Administrative Services Agreement, dated as of the Contribution Agreement Closing Date, by and among the Partnership, the General Partner and certain other members of the Partnership Group.

“Share of Additional Book Basis Derivative Items” means, in connection with any allocation of Additional Book Basis Derivative Items for any taxable period, (i) with respect to the Unitholders holding Common Units or Subordinated Units, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Unitholders’ Remaining Net Positive Adjustments as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time, (ii) with respect to the General Partner (as holder of the General Partner Units), the amount that bears the same ratio to such Additional Book Basis Derivative Items as the General Partner’s Remaining Net Positive Adjustments as of the end of such period bears to the Aggregate Remaining Net Positive Adjustment as of that time, and (iii) with respect to the Partners holding Incentive Distribution Rights, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Remaining Net Positive Adjustments of the Partners holding the Incentive Distribution Rights as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time.

“Special Approval” means approval by a majority of the members of a Conflicts Committee.

“Subordinated Unit” means a Partnership Security representing a fractional part of the Partnership Interests of all Limited Partners and having the rights and obligations specified with respect to Subordinated Units in this Agreement. The term “Subordinated Unit” does not include a Common Unit. A Subordinated Unit that is convertible into a Common Unit shall not constitute a Common Unit until such conversion occurs.

“Subordination Period” means the period commencing on the IPO Closing Date and ending on the first to occur of:

(a) the first date on which there are no longer outstanding any Subordinated Units due to the conversion of Subordinated Units into Common Units pursuant to Section 5.7 or otherwise; and

(b) the date on which the General Partner is removed as general partner of the Partnership upon the requisite vote by holders of Outstanding Units under circumstances where Cause does not exist and Units held by the General Partner and its Affiliates are not voted in favor of such removal.

“Subsidiary” means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the partnership interests of such partnership (considering all of the partnership interests of the partnership as a single class) is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person, or a combination thereof or (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

“Surviving Business Entity” has the meaning assigned to such term in Section 14.2(b).

“Target Distributions” means, collectively, the First Target Distribution, Second Target Distribution and Third Target Distribution.

“Taxable Partner” means each of C&T Coal and the Employee/Director Unitholders who hold Common Units immediately prior to the closing of the Initial Public Offering.

“Third Target Distribution” means $0.6563 per Unit (or, with respect to the Quarter which includes the IPO Closing Date, it means the product of $0.6563 multiplied by a fraction of which the numerator is equal to the number of days in such Quarter after the IPO Closing Date and of which the denominator is the total number of days in such Quarter), subject to adjustment in accordance with Sections 5.11, 6.6 and 6.9.

“Trading Day” means, for the purpose of determining the Current Market Price of any class of Limited Partner Interests, a day on which the principal National Securities Exchange on which such class of Limited

Partner Interests are listed is open for the transaction of business or, if Limited Partner Interests of a class are not listed on any National Securities Exchange, a day on which banking institutions in New York City generally are open.

“transfer” has the meaning assigned to such term in Section 4.4(a).

“Transfer Agent” means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as shall be appointed from time to time by the General Partner to act as registrar and transfer agent for the Common Units; provided, that if no Transfer Agent is specifically designated for any other Partnership Securities, the General Partner shall act in such capacity.

“Underwriters” means the underwriters in the Initial Public Offering.

“Underwriting Agreement” means the underwriting agreement among the Underwriters and the Partnership, providing for the purchase of Common Units by the Underwriters in connection with the Initial Public Offering.

“Unit” means a Partnership Security that is designated as a “Unit” and shall include Common Units and Subordinated Units but shall not include (i) General Partner Units (or the General Partner Interest represented thereby) or (ii) Incentive Distribution Rights.

“Unitholders” means the holders of Units.

“Unit Majority” means (a) during the Subordination Period, at least a majority of the Outstanding Common Units (excluding Common Units owned by the General Partner and its Affiliates), voting as a separate class, and at least a majority of the Outstanding Subordinated Units, voting as a separate class, and (b) after the end of the Subordination Period, at least a majority of the Outstanding Common Units, voting as a single class.

“Unpaid MQD” has the meaning assigned to such term in Section 6.1(c)(i)(B).

“Unrealized Gain” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the fair market value of such property as of such date (as determined under Section 5.5(d)) over (b) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date).

“Unrealized Loss” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date) over (b) the fair market value of such property as of such date (as determined under Section 5.5(d)).

“Unrecovered Initial Unit Price” means, at any time with respect to a Unit, the Initial Unit Price less the sum of all distributions constituting Capital Surplus theretofore made in respect of an Initial Common Unit and any distributions of cash (or the Net Agreed Value of any distributions in kind) in connection with the dissolution and liquidation of the Partnership theretofore made in respect of an Initial Common Unit, adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of such Units.

“U.S. GAAP” means United States generally accepted accounting principles consistently applied.

“Withdrawal Opinion of Counsel” has the meaning assigned to such term in Section 11.1(b).

“Working Capital Borrowings” means borrowings incurred pursuant to a credit facility, commercial paper facility or other similar financing arrangement that are used solely to pay distributions to the Partners; provided that when such borrowings are incurred it is the intent of the borrower to repay such borrowings within 12 months from the date of such borrowings other than from additional Working Capital Borrowings.

Section 1.2  Construction.

Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; (c) the terms “include,” “includes,” “including” or words of like import shall be deemed to be followed by the words “without limitation;” and (d) the terms “hereof,” “herein” or “hereunder” refer to this Agreement as a whole and not to any particular provision of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only, and shall not affect in any way the meaning or interpretation of this Agreement.

ARTICLE II

ORGANIZATION

Section 2.1  Formation.

The General Partner and the Organizational Limited Partner previously formed the Partnership as a limited partnership pursuant to the provisions of the Delaware Act, thereafter amended and restated the original Agreement of Limited Partnership of Oxford Resource Partners, LP in its entirety pursuant to the First A/R Partnership Agreement and subsequent thereto amended and restated the First A/R Partnership Agreement in its entirety pursuant to the Second A/R Partnership Agreement. This further amendment and restatement shall become effective as of the date first set forth above. Except as expressly provided to the contrary in this Agreement, the rights, duties (including fiduciary duties), liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Delaware Act. All Partnership Interests shall constitute personal property of the owner thereof for all purposes.

Section 2.2  Name.

The name of the Partnership shall be “Oxford Resource Partners, LP.” The Partnership’s business may be conducted under any other name or names as determined by the General Partner, including the name of the General Partner. The words “Limited Partnership,” “LP,” “Ltd.” or similar words or letters shall be included in the Partnership’s name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The General Partner may change the name of the Partnership at any time and from time to time without the consent or approval of any Limited Partner and shall notify the Limited Partners of such change in the next regular communication to the Limited Partners.

Section 2.3  Registered Office; Registered Agent; Principal Office; Other Offices.

Unless and until changed by the General Partner, the registered office of the Partnership in the State of Delaware shall be located at 1209 Orange Street, Wilmington, New Castle County, Delaware 19801, and the registered agent for service of process on the Partnership in the State of Delaware at such registered office shall be The Corporation Trust Company. The principal office of the Partnership shall be located at 41 South High Street, Suite 3450, Columbus, Ohio 43215, or such other place as the General Partner may from time to time designate by notice to the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the General Partner shall determine necessary or appropriate. The address of the General Partner shall be 41 South High Street, Suite 3450, Columbus, Ohio 43215, or such other place as the General Partner may from time to time designate by notice to the Limited Partners.

Section 2.4  Purpose and Business.

The purpose and nature of the business to be conducted by the Partnership shall be to (a) engage directly in, or enter into or form, hold and dispose of any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that is approved by the General Partner and that lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity and (b) do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to a Group Member; provided, however, that the General Partner shall not cause the Partnership to engage, directly or indirectly, in any business activity that the General Partner determines would cause the Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes. To the fullest extent permitted by law, the General Partner shall have no duty or obligation to propose or approve, and may decline to propose or approve, the conduct by the Partnership of any business free of any fiduciary duty or obligation whatsoever to the Partnership, any Limited Partner and, in declining to so propose or approve, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity.

Section 2.5  Powers.

The Partnership shall be empowered to do any and all acts and things necessary or appropriate for the furtherance and accomplishment of the purposes and business described in Section 2.4 and for the protection and benefit of the Partnership.

Section 2.6  Term.

The term of the Partnership commenced upon the filing of the Certificate of Limited Partnership in accordance with the Delaware Act and shall continue in existence until the dissolution of the Partnership in accordance with the provisions of Article XII. The existence of the Partnership as a separate legal entity shall continue until the cancellation of the Certificate of Limited Partnership as provided in the Delaware Act.

Section 2.7  Title to Partnership Assets.

Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner, one or more of its Affiliates or one or more nominees, as the General Partner may determine. The General Partner hereby declares and warrants that any Partnership assets for which record title is held in the name of the General Partner or one or more of its Affiliates or one or more nominees shall be held by the General Partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use reasonable efforts to cause record title to such assets (other than those assets in respect of which the General Partner determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be vested in the Partnership as soon as reasonably practicable; provided, further, that, prior to the withdrawal or removal of the General Partner or as soon thereafter as practicable, the General Partner shall use reasonable efforts to effect the transfer of record title to the Partnership and, prior to any such transfer, will provide for the use of such assets in a manner satisfactory to any successor General Partner. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such Partnership assets is held.

ARTICLE III

RIGHTS OF LIMITED PARTNERS

Section 3.1  Limitation of Liability.

The Limited Partners shall have no liability under this Agreement except as expressly provided in this Agreement or the Delaware Act.

Section 3.2  Management of Business.

No Limited Partner, in its capacity as such, shall participate in the operation, management or control (within the meaning of the Delaware Act) of the Partnership’s business, transact any business in the Partnership’s name or have the power to sign documents for or otherwise bind the Partnership. Any action taken by any Affiliate of the General Partner or any officer, director, employee, manager, member, general partner, agent or trustee of the General Partner or any of its Affiliates, or any officer, director, employee, manager, member, general partner, agent or trustee of a Group Member, in its capacity as such, shall not, to the fullest extent permitted by law, be deemed to be participation in the control of the business of the Partnership by a limited partner of the Partnership (within the meaning of Section 17-303(a) of the Delaware

Act) and shall not affect, impair or eliminate the limitations on the liability of the Limited Partners under this Agreement.

Section 3.3  Outside Activities of the Limited Partners.

Subject to the provisions of Section 7.5, any Limited Partner shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities in direct competition with the Partnership Group. Neither the Partnership nor any of the other Partners shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner.

Section 3.4  Rights of Limited Partners.

(a) In addition to other rights provided by this Agreement or by applicable law, and except as limited by Section 3.4(b), each Limited Partner shall have the right, for a purpose reasonably related to such Limited Partner’s interest as a Limited Partner in the Partnership, upon reasonable written demand stating the purpose of such demand, and at such Limited Partner’s own expense:

(i) to obtain true and full information regarding the status of the business and financial condition of the Partnership;

(ii) promptly after its becoming available, to obtain a copy of the Partnership’s federal, state and local income tax returns for each year;

(iii) to obtain a current list of the name and last known business, residence or mailing address of each Partner;

(iv) to obtain a copy of this Agreement and the Certificate of Limited Partnership and all amendments thereto;

(v) to obtain true and full information regarding the amount of cash and a description and statement of the Net Agreed Value of any other Capital Contribution by each Partner and that each Partner has agreed to contribute in the future, and the date on which each became a Partner; and

(vi) to obtain such other information regarding the affairs of the Partnership as is just and reasonable.

(b) To the fullest extent permitted by law, the General Partner may keep confidential from the Limited Partners, for such period of time as the General Partner deems reasonable, (i) any information that the General Partner reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the General Partner in good faith believes (A) is not in the best interests of the Partnership Group, (B) could damage the Partnership Group or its business or (C) that any Group Member is required by law or by agreement with any third party to keep confidential (other than agreements with Affiliates of the Partnership the primary purpose of which is to circumvent the obligations set forth in this Section 3.4).

ARTICLE IV

CERTIFICATES; RECORD HOLDERS; TRANSFER OF PARTNERSHIP INTERESTS;
REDEMPTION OF PARTNERSHIP INTERESTS

Section 4.1  Certificates.

Notwithstanding anything to the contrary in this Agreement, unless the General Partner shall determine otherwise in respect of some or all of any or all classes of Partnership Interests, Partnership Interests shall not be evidenced by physical certificates. Certificates that may be issued shall be executed on behalf of the Partnership by the Chairman of the Board, Chief Executive Officer, President, Chief Financial Officer or any Vice President and the Secretary, any Assistant Secretary, or other authorized officer or director of the General Partner. If a Transfer Agent has been appointed for a class of Partnership Interests, no Certificate for such class of Partnership Interests shall be valid for any purpose until it has been countersigned by the Transfer

Agent; provided, however, that, if the General Partner elects to cause the Partnership to issue Partnership Interests of such class in global form, the Certificate shall be valid upon receipt of a certificate from the Transfer Agent certifying that the Partnership Interests have been duly registered in accordance with the directions of the Partnership. Subject to the requirements of Section 6.7(b) and Section 6.7(c), if Common Units are evidenced by Certificates, on or after the date on which Subordinated Units are converted into Common Units pursuant to the terms of Section 5.7, the Record Holders of such Subordinated Units (i) if the Subordinated Units are evidenced by Certificates, may exchange such Certificates for Certificates evidencing Common Units, or (ii) if the Subordinated Units are not evidenced by Certificates, shall be issued Certificates evidencing Common Units. With respect to any Units outstanding prior to the effectiveness of this Agreement that are represented by physical certificates, the General Partner may determine that such Units will no longer be represented by physical certificates and may, upon written notice to the holders of such Units and subject to applicable law, take whatever actions it deems necessary or appropriate to cause such Units to be registered in book entry or global form and may cause such physical certificates to be cancelled or deemed cancelled.

Section 4.2  Mutilated, Destroyed, Lost or Stolen Certificates.

(a) If any mutilated Certificate is surrendered to the Transfer Agent (for Common Units) or the General Partner (for Partnership Securities other than Common Units), the appropriate officers of the General Partner on behalf of the Partnership shall execute, and the Transfer Agent (for Common Units) or the General Partner (for Partnership Securities other than Common Units) shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number and type of Partnership Securities as the Certificate so surrendered.

(b) The appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and the Transfer Agent (for Common Units) shall countersign, a new Certificate in place of any Certificate previously issued, or issue uncertificated Common Units, if the Record Holder of the Certificate:

(i) makes proof by affidavit, in form and substance satisfactory to the General Partner, that a previously issued Certificate has been lost, destroyed or stolen;

(ii) requests the issuance of a new Certificate or the issuance of uncertificated Units before the General Partner has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

(iii) if requested by the General Partner, delivers to the General Partner a bond, in form and substance satisfactory to the General Partner, with surety or sureties and with fixed or open penalty as the General Partner may direct to indemnify the Partnership, the Partners, the General Partner and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

(iv) satisfies any other reasonable requirements imposed by the General Partner.

If a Limited Partner fails to notify the General Partner within a reasonable period of time after he has notice of the loss, destruction or theft of a Certificate, and a transfer of the Limited Partner Interests represented by the Certificate is registered before the Partnership, the General Partner or the Transfer Agent receives such notification, the Limited Partner shall be precluded from making any claim against the Partnership, the General Partner or the Transfer Agent for such transfer or for a new Certificate or uncertificated Units.

(c) As a condition to the issuance of any new Certificate or uncertificated Units under this Section 4.2, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.

Section 4.3  Record Holders.

The Partnership shall be entitled to recognize the Record Holder as the Partner with respect to any Partnership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to, or interest in, such Partnership Interest on the part of any other Person, regardless of whether the Partnership shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Partnership Interests, as between the Partnership on the one hand, and such other Persons on the other, such representative Person (a) shall be the Partner of record and beneficially and (b) shall be bound by this Agreement and shall have the rights and obligations of a Partner hereunder and as, and to the extent, provided for herein.

Section 4.4  Transfer Generally.

(a) The term “transfer,” when used in this Agreement with respect to a Partnership Interest, shall be deemed to refer to a transaction (i) by which the General Partner assigns its General Partner Units to another Person or by which a holder of Incentive Distribution Rights assigns its Incentive Distribution Rights to another Person, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise or (ii) by which the holder of a Limited Partner Interest (other than an Incentive Distribution Right) assigns such Limited Partner Interest to another Person who is or becomes a Limited Partner, and includes a sale, assignment, gift, exchange or any other disposition by law or otherwise, excluding a pledge, encumbrance, hypothecation or mortgage but including any transfer upon foreclosure of any pledge, encumbrance, hypothecation or mortgage.

(b) No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article IV. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article IV shall be null and void.

(c) Nothing contained in this Agreement shall prevent a disposition by any stockholder, member, partner or other owner of the General Partner of any or all of the shares of stock, limited liability company interests, partnership interests or other ownership interests in the General Partner.

Section 4.5  Registration and Transfer of Limited Partner Interests.

(a) The General Partner shall keep or cause to be kept on behalf of the Partnership a register in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 4.5(b), the Partnership shall record the registration and transfer of Limited Partner Interests. The Transfer Agent is hereby appointed registrar and transfer agent for the purpose of registering Common Units and transfers of such Common Units as herein provided.

(b) The Partnership shall not recognize any transfer of Limited Partner Interests evidenced by Certificates until the endorsed Certificates evidencing such Limited Partner Interests are surrendered for registration of transfer. No charge shall be imposed by the General Partner for such transfer; provided, that as a condition to the issuance of any new Certificate under this Section 4.5, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto. Upon surrender of a Certificate for registration of transfer of any Limited Partner Interests evidenced by a Certificate, and subject to the provisions hereof, the appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and in the case of Certificates evidencing Limited Partner Interests for which a Transfer Agent has been appointed the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Certificates evidencing the same aggregate number and type of Limited Partner Interests as was evidenced by the Certificate so surrendered.

(c) By acceptance of the transfer of a Limited Partner Interest in accordance with this Section 4.5 and except as otherwise provided in Section 4.9, each transferee of a Limited Partner Interest (including any nominee holder or an agent or representative acquiring such Limited Partner Interests for the account of another Person) (i) shall be admitted to the Partnership as a Limited Partner with respect to the Limited Partner Interests so transferred to such Person when any such transfer or admission is reflected in the books and records of the Partnership and such Limited Partner becomes the Record Holder of the Limited Partner

Interests so transferred, (ii) shall become bound, and shall be deemed to have agreed to be bound, by the terms of this Agreement, (iii) represents that the transferee has the capacity, power and authority to enter into this Agreement and (iv) makes the consents, acknowledgments and waivers contained in this Agreement, all with or without execution of this Agreement by such Person. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement.

(d) Subject to (i) the foregoing provisions of this Section 4.5, (ii) Section 4.3, (iii) Section 4.8, (iv) with respect to any class or series of Limited Partner Interests, the provisions of any statement of designations or an amendment to this Agreement establishing such class or series, (v) any contractual provisions binding on any Limited Partner and (vi) provisions of applicable law, including the Securities Act, Limited Partner Interests shall be freely transferable.

(e) Subject to (i) the foregoing provisions of this Section 4.5, (ii) Section 4.3, (iii) Section 4.8, Section 6.7 and (v) the provisions of applicable law, including the Securities Act, the General Partner and its Affiliates shall have the right at any time to transfer their Subordinated Units and Common Units (whether issued upon conversion of the Subordinated Units or otherwise) to one or more Persons.

Section 4.6  Transfer of the General Partner’s General Partner Interest.

(a) Subject to Section 4.6(c), prior to June 30, 2020, the General Partner shall not transfer all or any part of its General Partner Interest to a Person unless such transfer (i) has been approved by the prior written consent or vote of the holders of at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) or (ii) is of all, but not less than all, of its General Partner Interest to (A) an Affiliate of the General Partner (other than an individual) or (B) another Person (other than an individual) in connection with the merger or consolidation of the General Partner with or into such other Person or the transfer by the General Partner of all or substantially all of its assets to such other Person.

(b) Subject to Section 4.6(c), on or after June 30, 2020, the General Partner may transfer all or any of its General Partner Interest without Unitholder approval.

(c) Notwithstanding anything herein to the contrary, no transfer by the General Partner of all or any part of its General Partner Interest to another Person shall be permitted unless (i) the transferee agrees to assume the rights and duties of the General Partner under this Agreement and to be bound by the provisions of this Agreement, (ii) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability of any Limited Partner under the Delaware Act or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed) and (iii) such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership or limited liability company interest of the General Partner as the general partner or managing member, if any, of each other Group Member. In the case of a transfer pursuant to and in compliance with this Section 4.6, the transferee or successor (as the case may be) shall, subject to compliance with Section 10.2, be admitted to the Partnership as the General Partner immediately prior to the transfer of the General Partner Interest, and the business of the Partnership shall continue without dissolution.

Section 4.7  Transfer of Incentive Distribution Rights.

The General Partner or any other holder of Incentive Distribution Rights may transfer any or all of its Incentive Distribution Rights without Unitholder approval. Notwithstanding anything herein to the contrary, (i) the transfer of Common Units issued pursuant to Section 5.11 shall not be treated as a transfer of all or any part of the Incentive Distribution Rights and (ii) no transfer of Incentive Distribution Rights to another Person shall be permitted unless the transferee agrees to be bound by the provisions of this Agreement.

Section 4.8  Restrictions on Transfers.

(a) Except as provided in Section 4.8(d), and notwithstanding the other provisions of this Article IV, no transfer of any Partnership Interests shall be made if such transfer would (i) terminate the existence or qualification of the Partnership under the laws of the jurisdiction of its formation or (ii) cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed).

(b) The General Partner may impose restrictions on the transfer of Partnership Interests if it receives an Opinion of Counsel that such restrictions are necessary to avoid a significant risk of the Partnership becoming taxable as a corporation or otherwise becoming taxable as an entity for federal income tax purposes. The General Partner may impose such restrictions by amending this Agreement; provided, however, that any amendment that would result in the delisting or suspension of trading of any class of Limited Partner Interests on the principal National Securities Exchange on which such class of Limited Partner Interests is then listed or admitted to trading must be approved, prior to such amendment being effected, by the holders of at least a majority of the Outstanding Limited Partner Interests of such class.

(c) The transfer of a Subordinated Unit that has converted into a Common Unit shall be subject to the restrictions imposed by Section 6.7(b) and Section 6.7(c).

(d) Nothing contained in this Article IV, or elsewhere in this Agreement, shall preclude the settlement of any transactions involving Partnership Interests entered into through the facilities of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading.

(e) Each Certificate evidencing Partnership Interests shall bear a conspicuous legend in substantially the form provided for in Section 4.8(f) of the First A/R Partnership Agreement (if such Certificate was issued prior to August 28, 2009), Section 4.8(f) of the Second A/R Partnership Agreement (if such Certificate was issued on or after August 28, 2009 and prior to the date hereof) or in substantially the following form (if such Certificate is issued on or after the date hereof):

THE HOLDER OF THIS SECURITY ACKNOWLEDGES FOR THE BENEFIT OF OXFORD RESOURCE PARTNERS, LP (THE “PARTNERSHIP”) THAT THIS SECURITY MAY NOT BE SOLD, OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED IF SUCH TRANSFER WOULD (A) VIOLATE THE THEN APPLICABLE FEDERAL OR STATE SECURITIES LAWS OR RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER GOVERNMENTAL AUTHORITY WITH JURISDICTION OVER SUCH TRANSFER, (B) TERMINATE THE EXISTENCE OR QUALIFICATION OF THE PARTNERSHIP UNDER THE LAWS OF THE STATE OF DELAWARE, (C) CAUSE THE PARTNERSHIP TO BE TREATED AS AN ASSOCIATION TAXABLE AS A CORPORATION OR OTHERWISE TO BE TAXED AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES (TO THE EXTENT NOT ALREADY SO TREATED OR TAXED) OR (D) VIOLATE THE TERMS AND CONDITIONS OF THE PARTNERSHIP AGREEMENT. THE GENERAL PARTNER OF THE PARTNERSHIP MAY IMPOSE ADDITIONAL RESTRICTIONS ON THE TRANSFER OF THIS SECURITY IF IT RECEIVES AN OPINION OF COUNSEL THAT SUCH RESTRICTIONS ARE NECESSARY TO AVOID A SIGNIFICANT RISK OF THE PARTNERSHIP BECOMING TAXABLE AS A CORPORATION OR OTHERWISE BECOMING TAXABLE AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES. THE RESTRICTIONS SET FORTH ABOVE SHALL NOT PRECLUDE THE SETTLEMENT OF ANY TRANSACTIONS INVOLVING THIS SECURITY ENTERED INTO THROUGH THE FACILITIES OF ANY NATIONAL SECURITIES EXCHANGE ON WHICH THIS SECURITY IS LISTED OR ADMITTED TO TRADING.

Section 4.9  Citizenship Certificates; Non-citizen Assignees.

(a) If any Group Member is or becomes subject to any federal, state or local law or regulation that the General Partner determines would create a substantial risk of cancellation or forfeiture of any property in which the Group Member has an interest based on the nationality, citizenship or other related status of a Limited Partner, the General Partner may request any Limited Partner to furnish to the General Partner, within 30 days after receipt of such request, an executed Citizenship Certification or such other information concerning his nationality, citizenship or other related status (or, if the Limited Partner is a nominee holding for the account of another Person, the nationality, citizenship or other related status of such other Person) as the General Partner may request. If a Limited Partner fails to furnish to the General Partner within the aforementioned 30-day period such Citizenship Certification or other requested information or if upon receipt of such Citizenship Certification or other requested information the General Partner determines that a Limited Partner is not an Eligible Citizen, the Limited Partner Interests owned by such Limited Partner shall be subject to redemption in accordance with the provisions of Section 4.10. In addition, the General Partner may require that the status of any such Limited Partner be changed to that of a Non-citizen Assignee and, thereupon, the General Partner shall be substituted for such Non-citizen Assignee as the Limited Partner in respect of the Non-citizen Assignee’s Limited Partner Interests and shall vote such Limited Partner Interests in accordance with Section 4.9(d).

(b) The General Partner shall, in exercising voting rights in respect of Limited Partner Interests held by it on behalf of Non-citizen Assignees, distribute the votes in the same ratios as the votes of Partners (including the General Partner) in respect of Limited Partner Interests other than those of Non-citizen Assignees are cast, either for, against or abstaining as to the matter.

(c) Upon dissolution of the Partnership, a Non-citizen Assignee shall have no right to receive a distribution in kind pursuant to Section 12.4 but shall be entitled to the cash equivalent thereof, and the Partnership shall provide cash in exchange for an assignment of the Non-citizen Assignee’s share of any distribution in kind. Such payment and assignment shall be treated for Partnership purposes as a purchase by the Partnership from the Non-citizen Assignee of his Limited Partner Interest (representing his right to receive his share of such distribution in kind).

(d) At any time after a Non-citizen Assignee can and does certify that he has become an Eligible Citizen, a Non-citizen Assignee may, upon application to the General Partner, request admission as a Limited Partner with respect to any Limited Partner Interests of such Non-citizen Assignee not redeemed pursuant to Section 4.10, and upon admission of such Non-citizen Assignee pursuant to Section 10.1, the General Partner shall cease to be deemed to be the Limited Partner in respect of the Non-citizen Assignee’s Limited Partner Interests.

Section 4.10  Redemption of Partnership Interests of Non-citizen.

(a) If at any time a Limited Partner or transferee fails to furnish a Citizenship Certification or other information requested within the 30-day period specified in Section 4.9(a), or if upon receipt of such Citizenship Certification or other information the General Partner determines, with the advice of counsel, that a Limited Partner or transferee is not an Eligible Citizen, the Partnership may, unless the Limited Partner or transferee establishes to the satisfaction of the General Partner that such Limited Partner or transferee is an Eligible Citizen, or has transferred his Partnership Interests to a Person who is an Eligible Citizen, and who furnishes a Citizenship Certification to the General Partner prior to the date fixed for redemption as provided below, redeem the Limited Partner Interest of such Limited Partner or transferee as follows:

(i) The General Partner shall, not later than the 30th day before the date fixed for redemption, give notice of redemption to the Limited Partner or transferee, at his last address designated on the records of the Partnership or the Transfer Agent, by registered or certified mail, postage prepaid. The notice shall be deemed to have been given when so mailed. The notice shall specify the Redeemable Interests or, if uncertificated, upon receipt of evidence satisfactory to the General Partner of the ownership of the Redeemable Interests, the date fixed for redemption, the place of payment, that payment of the redemption price will be made upon surrender of the Certificate evidencing the Redeemable Interests (if such Redeemable Interests are certificated) and that on and after the date fixed for redemption no further allocations or distributions to which such person would otherwise be entitled in respect of the Redeemable Interests will accrue or be made.

(ii) The aggregate redemption price for Redeemable Interests shall be an amount equal to the lesser of (i) the Current Market Price (the date of determination of which shall be the date fixed for redemption) of Limited Partner Interests of the class to be so redeemed and (ii) the price paid for such Limited Partner Interests by the Limited Partner or transferee. The redemption price shall be paid, as determined by the General Partner, in cash or by delivery of a promissory note of the Partnership in the principal amount of the redemption price, bearing interest at the rate of 5% annually and payable in three equal annual installments of principal together with accrued interest, commencing one year after the redemption date.

(iii) Upon surrender by or on behalf of the Limited Partner or transferee, at the place specified in the notice of redemption, of (x) if certificated, the Certificate evidencing the Redeemable Interests, duly endorsed in blank or accompanied by an assignment duly executed in blank, or (y) if uncertificated, upon receipt of evidence satisfactory to the General Partner of the ownership of the Redeemable Interests, the Limited Partner or transferee or his duly authorized representative shall be entitled to receive the payment therefor.

(iv) After the redemption date, Redeemable Interests shall no longer constitute issued and Outstanding Limited Partner Interests.

(b) The provisions of this Section 4.10 shall also be applicable to Limited Partner Interests held by a Limited Partner as nominee of a Person determined to be other than an Eligible Citizen.

(c) Nothing in this Section 4.10 shall prevent the recipient of a notice of redemption from transferring his Limited Partner Interest before the redemption date if such transfer is otherwise permitted under this Agreement. Upon receipt of notice of such a transfer, the General Partner shall withdraw the notice of redemption, provided the transferee of such Limited Partner Interest certifies to the satisfaction of the General Partner that he is an Eligible Citizen. If the transferee fails to make such certification, such redemption shall be effected from the transferee on the original redemption date.

ARTICLE V

CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

Section 5.1  Intentionally Omitted.

Section 5.2  Contributions by the General Partner and the Initial Limited Partners.

(a) Prior to the IPO Closing Date, the General Partner, C&T Coal and AIM Oxford made capital contributions in exchange for Partnership Interests. Oxford Resources GP hereby continues as general partner of the Partnership. Each Person who was a limited partner of the Partnership immediately prior to the effectiveness of this Agreement hereby continues as a limited partner.

(b) The General Partner hereby waives its rights to any distributions made on the IPO Closing Date in exchange for (i) a continuation of its General Partner Interest equal to a 2% Percentage Interest, subject to all of the rights, privileges and duties of the General Partner under this Agreement, and (ii) a continuation of the Incentive Distribution Rights.

(c) Upon the issuance of additional Limited Partner Interests by the Partnership (other than (i) any Common Units issued upon conversion of Subordinated Units and (ii) Common Units issued pursuant to Section 5.11), the General Partner may, in exchange for a proportionate number of General Partner Units, make additional Capital Contributions in an amount equal to the product obtained by multiplying (i) the quotient determined by dividing (A) the General Partner’s Percentage Interest immediately prior to the issuance of such additional Limited Partner Interests by the Partnership by (B) 100% less the General Partner’s Percentage Interest immediately prior to the issuance of such additional Limited Partner Interests by the Partnership times (ii) the amount contributed to the Partnership by the Limited Partners in exchange for such additional Limited Partner Interests. Except as set forth in Article XII, the General Partner shall not be obligated to make any additional Capital Contributions to the Partnership.

Section 5.3  Contributions by Limited Partners

(a) On the IPO Closing Date and pursuant to the Underwriting Agreement, each Underwriter shall contribute cash to the Partnership in exchange for the issuance by the Partnership of Common Units to each Underwriter, all as set forth in the Underwriting Agreement.

(b) Upon the exercise, if any, of the Over-Allotment Option, each Underwriter shall contribute cash to the Partnership in exchange for the issuance by the Partnership of Common Units to each Underwriter, all as set forth in the Underwriting Agreement.

(c) No Limited Partner will be required to make any additional Capital Contribution to the Partnership pursuant to this Agreement.

Section 5.4  Interest and Withdrawal of Capital Contributions.

No interest shall be paid by the Partnership on Capital Contributions. No Partner shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon dissolution of the Partnership may be considered as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner shall have priority over any other Partner either as to the return of Capital Contributions or as to profits, losses or distributions. Any such return shall be a compromise to which all Partners agree within the meaning of Section 17-502(b) of the Delaware Act.

Section 5.5  Capital Accounts.

(a) The Partnership shall maintain for each Partner (or a beneficial owner of Partnership Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method acceptable to the General Partner) owning a Partnership Interest a separate Capital Account with respect to such Partnership Interest in accordance with the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). Such Capital Account shall be increased by (i) the amount of all Capital Contributions made to the Partnership with respect to such Partnership Interest and (ii) all items of Partnership income and gain (including income and gain exempt from tax) computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1, and decreased by (x) the amount of cash or Net Agreed Value of all actual and deemed distributions of cash or property made with respect to such Partnership Interest and (y) all items of Partnership deduction and loss computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1.

(b) For purposes of computing the amount of any item of income, gain, loss or deduction which is to be allocated pursuant to Article VI and is to be reflected in the Partners’ Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for federal income tax purposes (including any method of depreciation, cost recovery or amortization used for that purpose), provided, that:

(i) Solely for purposes of this Section 5.5, the Partnership shall be treated as owning directly its proportionate share (as determined by the General Partner based upon the provisions of the applicable Group Member Agreement or governing, organizational or similar documents) of all property owned by any other Group Member that is classified as a partnership for federal income tax purposes and (y) any other partnership, limited liability company, unincorporated business or other entity classified as a partnership for federal income tax purposes of which a Group Member is, directly or indirectly, a partner, member or other equityholder.

(ii) All fees and other expenses incurred by the Partnership to promote the sale of (or to sell) a Partnership Interest that can neither be deducted nor amortized under Section 709 of the Code, if any, shall, for purposes of Capital Account maintenance, be treated as an item of deduction at the time such fees and other expenses are incurred and shall be allocated among the Partners pursuant to Section 6.1.

(iii) Except as otherwise provided in Treasury Regulation Section 1.704-1(b)(2)(iv)(m), the computation of all items of income, gain, loss and deduction shall be made without regard to any election under Section 754 of the Code which may be made by the Partnership and, as to those items described in Section 705(a)(1)(B) or 705(a)(2)(B) of the Code, without regard to the fact that such items are not includable in gross income or are neither currently deductible nor capitalized for federal income tax purposes. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment in the Capital Accounts shall be treated as an item of gain or loss.

(iv) Any income, gain or loss attributable to the taxable disposition of any Partnership property shall be determined as if the adjusted basis of such property as of such date of disposition were equal in amount to the Partnership’s Carrying Value with respect to such property as of such date.

(v) In accordance with the requirements of Section 704(b) of the Code, any deductions for depreciation, cost recovery or amortization attributable to any Contributed Property shall be determined as if the adjusted basis of such property on the date it was acquired by the Partnership were equal to the Agreed Value of such property. Upon an adjustment pursuant to Section 5.5(d) to the Carrying Value of any Partnership property subject to depreciation, cost recovery or amortization, any further deductions for such depreciation, cost recovery or amortization attributable to such property shall be determined as if the adjusted basis of such property were equal to the Carrying Value of such property immediately following such adjustment.

(vi) If the Partnership’s adjusted basis in a depreciable or cost recovery property is reduced for federal income tax purposes pursuant to Section 48(q)(1) or 48(q)(3) of the Code, the amount of such reduction shall, solely for purposes hereof, be deemed to be an additional depreciation or cost recovery deduction in the year such property is placed in service and shall be allocated among the Partners pursuant to Section 6.1. Any restoration of such basis pursuant to Section 48(q)(2) of the Code shall, to the extent possible, be allocated in the same manner to the Partners to whom such deemed deduction was allocated.

(vii) If the Gross Liability Value of any Liability of the Partnership described in Treasury Regulation Section 1.752-7(b)(3)(i) is adjusted as required by this Agreement, the amount of such adjustment shall be treated as an item of loss (if the adjustment increases the Carrying Value of such Liability of the Partnership) or an item of gain (if the adjustment decreases the Carrying Value of such Liability of the Partnership) and shall be taken into account for purposes of computing Net Income and Net Loss.

(c) (i) A transferee of a Partnership Interest shall succeed to a Pro Rata portion of the Capital Account of the transferor relating to the Partnership Interest so transferred.

(ii) Subject to Section 6.7(c), immediately prior to the transfer of a Subordinated Unit or of a Subordinated Unit that has converted into a Common Unit pursuant to Section 5.7 by a holder thereof (other than a transfer to an Affiliate unless the General Partner elects to have this subparagraph 5.5(c)(ii) apply), the Capital Account maintained for such Person with respect to its Subordinated Units or converted Subordinated Units will (A) first, be allocated to the Subordinated Units or converted Subordinated Units to be transferred in an amount equal to the product of (x) the number of such Subordinated Units or converted Subordinated Units to be transferred and (y) the Per Unit Capital Amount for a Common Unit, and (B) second, any remaining balance in such Capital Account will be retained by the transferor, regardless of whether it has retained any Subordinated Units or converted Subordinated Units (“Retained Converted Subordinated Units”). Following any such allocation, the transferor’s Capital Account, if any, maintained with respect to the retained Subordinated Units or Retained Converted Subordinated Units, if any, will have a balance equal to the amount allocated under clause (B) hereinabove, and the transferee’s Capital Account established with respect to the transferred Subordinated Units or converted Subordinated Units will have a balance equal to the amount allocated under clause (A) hereinabove.

(d) (i) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), on an issuance of additional Partnership Interests for cash or Contributed Property, the issuance of Partnership Interests as consideration for the provision of services or the conversion of the General Partner’s Combined Interest to Common Units pursuant to Section 11.3(b), the Capital Account of each Partner and the Carrying Value of each Partnership property immediately prior to such issuance shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized on an actual sale of each such property for an amount equal to its fair market value immediately prior to such issuance and had been allocated to the Partners at such time pursuant to Section 6.1(c) in the same manner as any item of gain or loss actually recognized following an event giving rise to the liquidation of the Partnership would have been allocated. In determining such Unrealized Gain or Unrealized Loss, the aggregate cash amount and fair market value of all Partnership assets (including cash or cash equivalents) immediately prior to the issuance of additional Partnership Interests shall be determined by the General Partner using such method of valuation as it may adopt; provided, however, that the General Partner, in arriving at such valuation, must take fully into account the fair market value of the Partnership Interests of all Partners at such time. The General Partner shall allocate such aggregate value among the assets of the Partnership (in such manner as it determines) to arrive at a fair market value for individual properties.

(ii) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), immediately prior to any actual or deemed distribution to a Partner of any Partnership property (other than a distribution of cash that is not in redemption or retirement of a Partnership Interest), the Capital Accounts of all Partners and the Carrying Value of all Partnership property shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized in a sale of such property immediately prior to such distribution for an amount equal to its fair market value, and had been allocated to the Partners, at such time, pursuant to Section 6.1(c) in the same manner as any item of gain or loss actually recognized following an event giving rise to the liquidation of the Partnership would have been allocated. In determining such Unrealized Gain or Unrealized Loss the aggregate cash amount and fair market value of all Partnership assets (including cash or cash equivalents) immediately prior to a distribution shall (A) in the case of an actual distribution that is not made pursuant to Section 12.4 or in the case of a deemed distribution, be determined and allocated in the same manner as that provided in Section 5.5(d)(i) or (B) in the case of a liquidating distribution pursuant to Section 12.4, be determined and allocated by the Liquidator using such method of valuation as it may adopt.

Section 5.6  Issuances of Additional Partnership Securities.

(a) The Partnership may issue additional Partnership Securities and options, rights, warrants, restricted units and appreciation rights relating to the Partnership Securities for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as the General Partner shall determine, all without the approval of any Limited Partners.

(b) Each additional Partnership Security authorized to be issued by the Partnership pursuant to Section 5.6(a) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Securities), as shall be fixed by the General Partner, including (i) the right to share in Partnership profits and losses or items thereof; (ii) the right to share in Partnership distributions; (iii) the rights upon dissolution and liquidation of the Partnership; (iv) whether, and the terms and conditions upon which, the Partnership may or shall be required to redeem the Partnership Security; (v) whether such Partnership Security is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which each Partnership Security will be issued, evidenced by certificates and assigned or transferred; (vii) the method for determining the Percentage Interest as to such Partnership Security; and (viii) the right, if any, of each such Partnership Security to vote on Partnership matters, including matters relating to the relative rights, preferences and privileges of such Partnership Security.

(c) The General Partner shall take all actions that it determines to be necessary or appropriate in connection with (i) each issuance of Partnership Securities and options, rights, warrants and appreciation rights relating to Partnership Securities pursuant to this Section 5.6 or Section 7.4(c), (ii) the conversion of the General Partner Interest (represented by General Partner Units) or any Incentive Distribution Rights into Units pursuant to the terms of this Agreement, (iii) the issuance of Common Units pursuant to Section 5.11, (iv) the admission of Additional Limited Partners and (v) all additional issuances of Partnership Securities. The General Partner shall determine the relative rights, powers and duties of the holders of the Units or other Partnership Securities being so issued. The General Partner shall do all things necessary to comply with the Delaware Act and is authorized and directed to do all things that it determines to be necessary or appropriate in connection with any future issuance of Partnership Securities or in connection with the conversion of the

General Partner Interest or any Incentive Distribution Rights into Units pursuant to the terms of this Agreement, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency or any National Securities Exchange on which the Units or other Partnership Securities are listed or admitted to trading.

(d) No fractional Units shall be issued by the Partnership.

Section 5.7  Conversion of Subordinated Units.

(a) All outstanding Subordinated Units shall convert into Common Units on a one-for-one basis on the first Business Day of any Quarter beginning after September 30, 2013 in respect of which:

(i) distributions of Available Cash from Operating Surplus on each of the Outstanding Common Units, Subordinated Units and General Partner Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all Outstanding Common Units, Subordinated Units and General Partner Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units during such periods;

(ii) the Adjusted Operating Surplus generated during each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units and General Partner Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such periods on a Fully Diluted Basis; and

(iii) there are no Cumulative Common Unit Arrearages.

(b) Notwithstanding Section 5.7(a), the Subordination Period shall terminate and all Outstanding Subordinated Units shall convert into Common Units on a one-for-one basis on the first Business Day following the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter ending on or after September 30, 2011 in respect of which:

(i) distributions of Available Cash from Operating Surplus under Section 6.4(b)(i) on each of the Outstanding Common Units, Subordinated Units and General Partner Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units with respect to the four-Quarter period immediately preceding such date equaled or exceeded the sum of the Third Target Distribution on all of the Outstanding Common Units, Subordinated Units and General Partner Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units during such period;

(ii) the Adjusted Operating Surplus generated during the four-Quarter period immediately preceding such date equaled or exceeded the sum of the Third Target Distribution on all of the Common Units, Subordinated Units and General Partner Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such period on a Fully Diluted Basis; and

(iii) there are no Cumulative Common Unit Arrearages.

(c) Notwithstanding any other provision of this Agreement, all of the then Outstanding Subordinated Units will automatically convert into Common Units on a one-for-one basis as set forth in, and pursuant to the terms of, Section 11.4.

(d) A Subordinated Unit that has converted into a Common Unit shall be subject to the provisions of Section 6.7(b) and Section 6.7(c).

(e) For purposes of determining whether the test in Section 5.7(a)(ii) above has been satisfied, Adjusted Operating Surplus will be adjusted upwards or downwards if a Conflicts Committee determines in good faith that the amount of Estimated Reserve Replacement Expenditures used in the determination of Adjusted

Operating Surplus in Section 5.7(a)(ii) was materially incorrect, based on circumstances prevailing at the time of original determination of Estimated Reserve Replacement Expenditures, for any one or more of the preceding two four-Quarter periods.

Section 5.8  Limited Preemptive Right.

Except as provided in this Section 5.8 and in Section 5.2, no Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Security, whether unissued, held in the treasury or hereafter created. The General Partner shall have the right, which it may from time to time assign in whole or in part to any of its Affiliates, to purchase Partnership Securities from the Partnership whenever, and on the same terms that, the Partnership issues Partnership Securities to Persons other than the General Partner and its Affiliates, to the extent necessary to maintain the Percentage Interests of the General Partner and its Affiliates equal to any or all of those Percentage Interests that existed immediately prior to the issuance of such Partnership Securities.

Section 5.9  Splits and Combinations.

(a) Subject to Section 5.9(d), Section 6.6 and Section 6.9 (dealing with adjustments of distribution levels), the Partnership may make a Pro Rata distribution of Partnership Securities to all Record Holders or may effect a subdivision or combination of Partnership Securities so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event, and any amounts calculated on a per Unit basis (including any Common Unit Arrearage or Cumulative Common Unit Arrearage) or stated as a number of Units are proportionately adjusted.

(b) Whenever such a Pro Rata distribution or subdivision or combination of Partnership Securities is declared, the General Partner shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice. The General Partner also may cause a firm of independent public accountants selected by it to calculate the number of Partnership Securities to be held by each Record Holder after giving effect to such distribution, subdivision or combination. The General Partner shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

(c) Promptly following any such distribution, subdivision or combination, the Partnership may issue Certificates or uncertificated Partnership Securities to the Record Holders of Partnership Securities as of the applicable Record Date representing the new number of Partnership Securities held by such Record Holders, or the General Partner may adopt such other procedures that it determines to be necessary or appropriate to reflect such changes. If any such combination results in a smaller total number of Partnership Securities Outstanding, the Partnership shall require, as a condition to the delivery to a Record Holder of such new Certificate or uncertificated Partnership Securities, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.

(d) The Partnership shall not issue fractional Units upon any distribution, subdivision or combination of Units. If a distribution, subdivision or combination of Units would result in the issuance of fractional Units but for the provisions of this Section 5.9(d), each fractional Unit shall be rounded to the nearest whole Unit (and a 0.5 Unit shall be rounded to the next higher Unit).

Section 5.10  Fully Paid and Non-Assessable Nature of Limited Partner Interests.

All Limited Partner Interests issued pursuant to, and in accordance with the requirements of, this Article V shall be fully paid and non-assessable Limited Partner Interests in the Partnership, except as such non-assessability may be affected by Sections 17-303, 17-607 and 17-804 of the Delaware Act.

Section 5.11  Issuance of Common Units in Connection with Reset of Incentive Distribution Rights.

(a) Subject to the provisions of this Section 5.11, the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights) shall have the right, at any time when there are no Subordinated Units outstanding and the Partnership has made a distribution pursuant to Section 6.4(b)(ii)(E) for each of the four most recently completed Quarters and the amount of each such distribution did not exceed Adjusted Operating Surplus for such Quarter, to make an election (the “IDR Reset Election”) to cause the Minimum Quarterly Distribution and the Target Distributions to be reset in accordance with the provisions of Section 5.11(e) and, in connection therewith, the holder or holders of the Incentive Distribution Rights will become entitled to receive their respective proportionate share of a number of Common Units (the “IDR Reset Common Units”) derived by dividing (i) the average of the aggregate amount of cash distributions made by the Partnership for each of the two full Quarters immediately preceding the giving of the Reset Notice (as defined in Section 5.11(b)) in respect of the Incentive Distribution Rights by (ii) the average cash distribution per Common Unit made by the Partnership for each of the two full Quarters immediately preceding the giving of the Reset Notice (the number of such Common Units so determined by such quotient are referred to herein as the “Aggregate Quantity of IDR Reset Common Units”). If at the time of any IDR Reset Election the General Partner and its Affiliates are not the holders of a majority interest of the Incentive Distribution Rights, then the IDR Reset Election shall be subject to the prior written concurrence of the General Partner that the conditions described in the immediately preceding sentence have been satisfied. Upon the issuance of such IDR Reset Common Units, the Partnership will issue to the General Partner that number of additional General Partner Units equal to the product of (x) the quotient obtained by dividing (A) the Percentage Interest of the General Partner immediately prior to such issuance by (B) a percentage equal to 100% less such Percentage Interest and (y) the number of such IDR Reset Common Units, and the General Partner shall not be obligated to make any additional Capital Contribution to the Partnership in exchange for such issuance. The making of the IDR Reset Election in the manner specified in Section 5.11(b) shall cause the Minimum Quarterly Distribution and the Target Distributions to be reset in accordance with the provisions of Section 5.11(e) and, in connection therewith, the holder or holders of the Incentive Distribution Rights will become entitled to receive IDR Reset Common Units and the General Partner will become entitled to receive General Partner Units on the basis specified above, without any further approval required by the General Partner or the Unitholders, at the time specified in Section 5.11(c) unless the IDR Reset Election is rescinded pursuant to Section 5.11(d).

(b) To exercise the right specified in Section 5.11(a), the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights) shall deliver a written notice (the “Reset Notice”) to the Partnership. Within 10 Business Days after the receipt by the Partnership of such Reset Notice, the Partnership shall deliver a written notice to the holder or holders of the Incentive Distribution Rights of the Partnership’s determination of the aggregate number of IDR Reset Common Units that each holder of Incentive Distribution Rights will be entitled to receive.

(c) The holder or holders of the Incentive Distribution Rights will be entitled to receive the Aggregate Quantity of IDR Reset Common Units and the General Partner will become entitled to receive related additional General Partner Units on the fifteenth Business Day after receipt by the Partnership of the Reset Notice; provided, however, that the issuance of the IDR Reset Common Units to the holder or holders of the Incentive Distribution Rights shall not occur prior to the approval of the listing or admission for trading of such IDR Reset Common Units by the principal National Securities Exchange upon which the Common Units are then listed or admitted for trading if any such approval is required pursuant to the rules and regulations of such National Securities Exchange.

(d) If the principal National Securities Exchange upon which the Common Units are then traded has not approved the listing or admission for trading of the Aggregate Quantity of IDR Reset Common Units on or before the 30th calendar day following the Partnership’s receipt of the Reset Notice and such approval is required by the rules and regulations of such National Securities Exchange, then the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights) shall have the right to either rescind the IDR Reset Election or elect to receive other Partnership Securities having such terms as the General Partner may approve, with the approval of a Conflicts Committee, that will provide (i) the same economic value, in the aggregate, as the Aggregate Quantity of IDR Reset Common Units would have had at the time of the Partnership’s receipt of the Reset Notice, as determined by the General Partner, and (ii) for the subsequent conversion (on terms acceptable to the National Securities Exchange upon which the Common Units are then traded) of such Partnership Securities into Common Units within not more than 12 months following the Partnership’s receipt of the Reset Notice upon the satisfaction of one or more conditions that are reasonably acceptable to the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights).

(e) The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution shall be adjusted at the time of the issuance of Common Units or other Partnership Securities pursuant to this Section 5.11 such that (i) the Minimum Quarterly Distribution shall be reset to equal the average cash distribution amount per Common Unit for the two Quarters immediately prior to the Partnership’s receipt of the Reset Notice (the “Reset MQD”), (ii) the First Target Distribution shall be reset to equal 115% of the Reset MQD, (iii) the Second Target Distribution shall be reset to equal 125% of the Reset MQD and (iv) the Third Target Distribution shall be reset to equal 150% of the Reset MQD.

(f) Upon the issuance of IDR Reset Common Units pursuant to Section 5.11(a), the Capital Account maintained with respect to the Incentive Distribution Rights will (i) first, be allocated to IDR Reset Common Units in an amount equal to the product of (A) the Aggregate Quantity of IDR Reset Common Units and (B) the Per Unit Capital Amount for an Initial Common Unit, and (B) second, as to any remaining balance in such Capital Account, will be retained by the holder of the Incentive Distribution Rights. If there is not sufficient capital associated with the Incentive Distribution Rights to allocate the full Per Unit Capital Amount for an Initial Common Unit to the IDR Reset Common Units in accordance with clause (i) of this Section 5.11(f), the IDR Reset Common Units shall be subject to Sections 6.1(d)(x)(B) and (C).

ARTICLE VI

ALLOCATIONS AND DISTRIBUTIONS

Section 6.1  Allocations for Capital Account Purposes.

For purposes of maintaining the Capital Accounts and in determining the rights of the Partners among themselves, the Partnership’s items of income, gain, loss and deduction (computed in accordance with Section 5.5(b)) shall be allocated among the Partners in each taxable year (or portion thereof) as provided herein below.

(a) Net Income.  After giving effect to the special allocations set forth in Section 6.1(d), Net Income for each taxable year and all items of income, gain, loss and deduction taken into account in computing Net Income for such taxable year shall be allocated as follows:

(i) First, 100% to the General Partner, in an amount equal to the aggregate Net Losses allocated to the General Partner pursuant to Section 6.1(b)(ii) for all previous taxable years until the aggregate Net Income allocated to the General Partner pursuant to this Section 6.1(a)(i) for the current taxable year and all previous taxable years is equal to the aggregate Net Losses allocated to the General Partner pursuant to Section 6.1(b)(ii) for all previous taxable years;

(ii) Second, the balance, if any, 100% to the General Partner and the Unitholders, in accordance with their respective Percentage Interests.

(b) Net Losses. After giving effect to the special allocations set forth in Section 6.1(d), Net Losses for each taxable period and all items of income, gain, loss and deduction taken into account in computing Net Losses for such taxable period shall be allocated as follows:

(i) First, 100% to the General Partner and the Unitholders, in accordance with their respective Percentage Interests; provided, that Net Losses shall not be allocated pursuant to this Section 6.1(b)(i) to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable year (or increase any existing deficit balance in its Adjusted Capital Account); and

(ii) Second, the balance, if any, 100% to the General Partner.

(c) Net Termination Gains and Losses. After giving effect to the special allocations set forth in Section 6.1(d), all items of income, gain, loss and deduction taken into account in computing Net Termination Gain or Net Termination Loss for such taxable period shall be allocated in the manner set forth in this Section 6.1(c). All allocations under this Section 6.1(c) shall be made after Capital Account balances have been adjusted by all other allocations provided under this Section 6.1 and after all distributions of Available Cash provided under Section 6.4 and Section 6.5 have been made; provided, however, that solely for purposes of this Section 6.1(c), Capital Accounts shall not be adjusted for distributions made pursuant to Section 12.4.

(i) Except as set forth in Section 6.1(c)(iv), if a Net Termination Gain is recognized, such Net Termination Gain shall be allocated among the Partners in the following manner (and the Capital Accounts of the Partners shall be increased by the amount so allocated in each of the following subclauses, in the order listed, before an allocation is made pursuant to the next succeeding subclause):

(A) First, to each Partner having a deficit balance in its Capital Account, in the proportion that such deficit balance bears to the total deficit balances in the Capital Accounts of all Partners, until each such Partner has been allocated Net Termination Gain equal to any such deficit balance in its Capital Account;

(B) Second, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the percentage applicable to subclause (x) of this clause (B), until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Initial Unit Price, (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(b)(i)(A) or Section 6.4(b)(ii)(A) with respect to such Common Unit for such Quarter (the amount determined pursuant to this clause (2) is hereinafter defined as the “Unpaid MQD”) and (3) any then existing Cumulative Common Unit Arrearage;

(C) Third, if such Net Termination Gain is recognized (or is deemed to be recognized) prior to the conversion of the last Outstanding Subordinated Unit into a Common Unit, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Subordinated Units, Pro Rata, a percentage equal to 100% less the percentage applicable to subclause (x) of this clause (C), until the Capital Account in respect of each Subordinated Unit then Outstanding equals the sum of (1) its Unrecovered Initial Unit Price, determined for the taxable year (or portion thereof) to which this allocation of gain relates and (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(b)(i)(C) with respect to such Subordinated Unit for such Quarter;

(D) Fourth, 100% to the General Partner and all Unitholders in accordance with their respective Percentage Interests, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Initial Unit Price, (2) the Unpaid MQD, (3) any then existing Cumulative Common Unit Arrearage, and (4) the excess of (aa) the First Target Distribution less the Minimum Quarterly Distribution for each Quarter that ends after the IPO Closing Date over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Section 6.4(b)(i)(D) and Section 6.4(b)(ii)(B) (the sum of (1), (2), (3) and (4) is defined as the “First Liquidation Target Amount”);

(E) Fifth, (x) to the General Partner in accordance with its Percentage Interest, (y) 13% to the holders of the Incentive Distribution Rights, Pro Rata, and (z) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (x) and (y) of this clause (E), until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the First Liquidation Target Amount, and (2) the excess of (aa) the Second Target Distribution less the First Target Distribution for each Quarter that ends after the IPO Closing Date over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Section 6.4(b)(i)(E) and Section 6.4(b)(ii)(C) (the sum of (1) and (2) is defined as the “Second Liquidation Target Amount”);

(F) Sixth, (x) to the General Partner in accordance with its Percentage Interest, (y) 23% to the holders of the Incentive Distribution Rights, Pro Rata, and (z) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (x) and (y) of this clause (F), until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the Second Liquidation Target Amount, and (2) the excess of (aa) the Third Target Distribution less the Second Target Distribution for each Quarter that ends after the IPO Closing Date over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Section 6.4(b)(i)(F) and Section 6.4(b)(ii)(D); and

(G) Finally, (x) to the General Partner in accordance with its Percentage Interest, (y) 48% to the holders of the Incentive Distribution Rights, Pro Rata, and (z) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (x) and (y) of this clause (G).

(ii) Except as set forth in Section 6.1(c)(iii), if a Net Termination Loss is recognized, such Net Termination Loss shall be allocated among the Partners in the following manner:

(A) First, if such Net Termination Loss is recognized prior to the conversion of the last Outstanding Subordinated Unit, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Subordinated Units, Pro Rata, a percentage equal to 100% less the percentage applicable to subclause (x) of this clause (A), until the Capital Account in respect of each Subordinated Unit then Outstanding has been reduced to zero;

(B) Second, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders, Pro Rata, a percentage equal to 100% less the percentage applicable to subclause (x) of this clause (B), until the Capital Account in respect of each Unit then Outstanding has been reduced to zero; and

(C) Third, the balance, if any, 100% to the General Partner.

(iii) Any Net Termination Loss deemed recognized pursuant to Section 5.5(d) prior to the Liquidation Date shall be allocated among the Partners in the following manner:

(A) First, 100% to the General Partner and the Unitholders in accordance with their respective Percentage Interests until the Capital Account in respect of each Unit then Outstanding has been reduced to zero; and

(B) Second, the balance, if any, 100% to the General Partner.

(iv) If a Net Termination Loss has been allocated pursuant to Section 6.1(c)(iii), any subsequent Net Termination Gain deemed recognized pursuant to Section 5.5(d) prior to the Liquidation Date shall be allocated among the Partners in the following manner:

(A) First, 100% to the General Partner until the aggregate Net Termination Gain allocated to the General Partner pursuant to this clause (A) is equal to the aggregate Net Termination Loss previously allocated pursuant to Section 6.1(c)(iii)(B);

(B) Second, 100% to the General Partner and the Unitholders in accordance with their respective Percentage Interests until the aggregate Net Termination Gain allocated pursuant to this clause (B) is equal to the aggregate Net Termination Loss previously allocated pursuant to Section 6.1(c)(iii)(A); and

(C) Third, the balance, if any, pursuant to the provisions of Section 6.1(c)(i).

(d) Special Allocations. Notwithstanding any other provision of this Section 6.1, the following special allocations shall be made for such taxable period:

(i) Partnership Minimum Gain Chargeback. Notwithstanding any other provision of this Section 6.1, if there is a net decrease in Partnership Minimum Gain during any Partnership taxable period, each Partner shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(f)(6), 1.704-2(g)(2) and 1.704-2(j)(2)(i), or any successor provision. For purposes of this Section 6.1(d), each

Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d) with respect to such taxable period (other than an allocation pursuant to Section 6.1(d)(vi) and Section 6.1(d)(vii)). This Section 6.1(d)(i) is intended to comply with the Partnership Minimum Gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(ii) Chargeback of Partner Nonrecourse Debt Minimum Gain. Notwithstanding the other provisions of this Section 6.1 (other than Section 6.1(d)(i)), except as provided in Treasury Regulation Section 1.704-2(i)(4), if there is a net decrease in Partner Nonrecourse Debt Minimum Gain during any Partnership taxable period, any Partner with a share of Partner Nonrecourse Debt Minimum Gain at the beginning of such taxable period shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2)(ii), or any successor provisions. For purposes of this Section 6.1(d), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d), other than Section 6.1(d)(i) and other than an allocation pursuant to Section 6.1(d)(vi) and Section 6.1(d)(vii), with respect to such taxable period. This Section 6.1(d)(ii) is intended to comply with the chargeback of items of income and gain requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(iii) Priority Allocations.

(A) If the amount of cash or the Net Agreed Value of any property distributed (except cash or property distributed pursuant to Section 12.4) to any Unitholder with respect to its Units for a taxable year is greater (on a per Unit basis) than the amount of cash or the Net Agreed Value of property distributed to the other Unitholders with respect to their Units (on a per Unit basis), then (1) there shall be allocated gross income and gain to each Unitholder receiving such greater cash or property distribution until the aggregate amount of such items allocated pursuant to this Section 6.1(d)(iii)(A) for the current taxable year and all previous taxable years is equal to the product of (aa) the amount by which the distribution (on a per Unit basis) to such Unitholder exceeds the distribution (on a per Unit basis) to the Unitholders receiving the smallest distribution and (bb) the number of Units owned by the Unitholder receiving the greater distribution; and (2) the General Partner shall be allocated gross income and gain in an aggregate amount equal to the product obtained by multiplying (aa) the quotient determined by dividing (x) the General Partner’s Percentage Interest at the time in which the greater cash or property distribution occurs by (y) the sum of 100 less the General Partner’s Percentage Interest at the time in which the greater cash or property distribution occurs times (bb) the sum of the amounts allocated in clause (1) above.

(B) After the application of Section 6.1(d)(iii)(A), all or any portion of the remaining items of Partnership gross income or gain for the taxable period, if any, shall be allocated (1) to the holders of Incentive Distribution Rights, Pro Rata, until the aggregate amount of such items allocated to the holders of Incentive Distribution Rights pursuant to this Section 6.1(d)(iii)(B) for the current taxable year and all previous taxable years is equal to the cumulative amount of all Incentive Distributions made to the holders of Incentive Distribution Rights from the Contribution Agreement Closing Date to a date 45 days after the end of the current taxable year; and (2) to the General Partner an amount equal to the product of (aa) an amount equal to the quotient determined by dividing (x) the General Partner’s Percentage Interest by (y) the sum of 100 less the General Partner’s Percentage Interest times (bb) the sum of the amounts allocated in clause (1) above.

(iv) Qualified Income Offset. In the event any Partner unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Partnership income and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations promulgated under Section 704(b) of the Code, the deficit balance, if any, in its

Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible unless such deficit balance is otherwise eliminated pursuant to Section 6.1(d)(i) or Section 6.1(d)(ii).

(v) Gross Income Allocations. In the event any Partner has a deficit balance in its Capital Account at the end of any Partnership taxable period in excess of the sum of (A) the amount such Partner is required to restore pursuant to the provisions of this Agreement and (B) the amount such Partner is deemed obligated to restore pursuant to Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5), such Partner shall be specially allocated items of Partnership income and gain in the amount of such excess as quickly as possible; provided, that an allocation pursuant to this Section 6.1(d)(v) shall be made only if and to the extent that such Partner would have a deficit balance in its Capital Account as adjusted after all other allocations provided for in this Section 6.1 have been tentatively made as if this Section 6.1(d)(v) were not in this Agreement.

(vi) Nonrecourse Deductions. Nonrecourse Deductions for any taxable period shall be allocated to the Partners in accordance with their respective Percentage Interests. If the General Partner determines that the Partnership’s Nonrecourse Deductions should be allocated in a different ratio to satisfy the safe harbor requirements of the Treasury Regulations promulgated under Section 704(b) of the Code, the General Partner is authorized, upon notice to the other Partners, to revise the prescribed ratio to the numerically closest ratio that does satisfy such requirements.

(vii) Partner Nonrecourse Deductions. Partner Nonrecourse Deductions for any taxable period shall be allocated 100% to the Partner that bears the Economic Risk of Loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i). If more than one Partner bears the Economic Risk of Loss with respect to a Partner Nonrecourse Debt, such Partner Nonrecourse Deductions attributable thereto shall be allocated between or among such Partners in accordance with the ratios in which they share such Economic Risk of Loss.

(viii) Nonrecourse Liabilities. For purposes of Treasury Regulation Section 1.752-3(a)(3), the Partners agree that Nonrecourse Liabilities of the Partnership in excess of the sum of (A) the amount of Partnership Minimum Gain and (B) the total amount of Nonrecourse Built-in Gain shall be allocated among the Partners in accordance with their respective Percentage Interests.

(ix) Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such item of gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

(x) Economic Uniformity.

(A) At the election of the General Partner with respect to any taxable period ending upon, or after, the termination of the Subordination Period, all or a portion of the remaining items of Partnership gross income or gain for such taxable period, after taking into account allocations pursuant to Section 6.1(d)(iii), shall be allocated 100% to each Partner holding Subordinated Units that are Outstanding as of the termination of the Subordination Period (“Final Subordinated Units”) in the proportion of the number of Final Subordinated Units held by such Partner to the total number of Final Subordinated Units then Outstanding, until each such Partner has been allocated an amount of gross income or gain that increases the Capital Account maintained with respect to such Final Subordinated Units to an amount equal to the product of (A) the number of Final Subordinated Units held by such Partner and (B) the Per Unit Capital Amount for a Common Unit. The purpose of this allocation is to establish uniformity between the Capital Accounts underlying Final Subordinated Units and the Capital Accounts underlying Common Units held by Persons other than the General Partner and its Affiliates immediately prior to the conversion of such Final Subordinated Units into Common Units. This allocation method for establishing such economic uniformity will be available to the General Partner only if the method for allocating the Capital Account maintained with respect to the Subordinated Units between the transferred and retained Subordinated Units pursuant to Section 5.5(c)(ii) does not otherwise provide such economic uniformity to the Final Subordinated Units.

(B) With respect to an event triggering an adjustment to the Carrying Value of Partnership property pursuant to Section 5.5(d) during any taxable period of the Partnership ending upon, or after, the issuance of IDR Reset Common Units pursuant to Section 5.11, after the application of Section 6.1(d)(x)(A), any Unrealized Gains and Unrealized Losses shall be allocated among the Partners in a manner that to the nearest extent possible results in the Capital Accounts maintained with respect to such IDR Reset Common Units equaling the product of (A) the Aggregate Quantity of IDR Reset Common Units and (B) the Per Unit Capital Amount for an Initial Common Unit.

(C) With respect to any taxable period during which an IDR Reset Common Unit is transferred to any Person who is not an Affiliate of the transferor, all of a portion of the remaining items of Partnership gross income or gain for such taxable period shall be allocated 100% to the transferor Partner of such transferred IDR Reset Common Unit until such transferor Partner has been allocated an amount of gross income or gain that increases the Capital Account maintained with respect to such transferred IDR Reset Common Unit to an amount equal to the Per Unit Capital Amount for an Initial Common Unit.

(xi) Curative Allocation.

(A) Notwithstanding any other provision of this Section 6.1, other than the Required Allocations, the Required Allocations shall be taken into account in making the Agreed Allocations so that, to the extent possible, the net amount of items of income, gain, loss and deduction allocated to each Partner pursuant to the Required Allocations and the Agreed Allocations, together, shall be equal to the net amount of such items that would have been allocated to each such Partner under the Agreed Allocations had the Required Allocations and the related Curative Allocation not otherwise been provided in this Section 6.1. Notwithstanding the preceding sentence, Required Allocations relating to (1) Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partnership Minimum Gain and (2) Partner Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partner Nonrecourse Debt Minimum Gain. Allocations pursuant to this Section 6.1(d)(xi)(A) shall only be made with respect to Required Allocations to the extent the General Partner determines that such allocations will otherwise be inconsistent with the economic agreement among the Partners. Further, allocations pursuant to this Section 6.1(d)(xi)(A) shall be deferred with respect to allocations pursuant to clauses (1) and (2) hereof to the extent the General Partner determines that such allocations are likely to be offset by subsequent Required Allocations.

(B) The General Partner shall, with respect to each taxable period, (1) apply the provisions of Section 6.1(d)(xi)(A) in whatever order is most likely to minimize the economic distortions that might otherwise result from the Required Allocations, and (2) divide all allocations pursuant to Section 6.1(d)(xi)(A) among the Partners in a manner that is likely to minimize such economic distortions.

(xii) Corrective and Other Allocations. In the event of any allocation of Additional Book Basis Derivative Items or any Book-Down Event or any recognition of a Net Termination Loss, the following rules shall apply:

(A) Except as provided in Section 6.1(d)(xii)(B), in the case of any allocation of Additional Book Basis Derivative Items (other than an allocation of Unrealized Gain or Unrealized Loss under Section 5.5(d)) with respect to any Partnership property, the General Partner shall allocate such Additional Book Basis Derivative Items (1) to (aa) the holders of Incentive Distribution Rights and (bb) the General Partner in the same manner that the Unrealized Gain or Unrealized Loss attributable to such property is allocated pursuant to Section 5.5(d) and (2) to all Unitholders, Pro Rata, to the extent that the Unrealized Gain or Unrealized Loss attributable to such property is allocated to any Unitholders pursuant to Section 5.5(d).

(B) In the case of any allocation of Additional Book Basis Derivative Items (other than an allocation of Unrealized Gain or Unrealized Loss under Section 5.5(d)) as a result of a sale or other taxable disposition of any Partnership asset that is an Adjusted Property (“Disposed of Adjusted Property”), the General Partner shall allocate (1) additional items of gross income and gain (aa) away from the holders of Incentive Distribution Rights and (bb) to the Unitholders, or (2) additional items of deduction and loss (aa) away from the Unitholders and (bb) to the holders of Incentive Distribution Rights, to the extent that the Additional Book Basis Derivative Items allocated to the Unitholders exceed their Share of Additional Book Basis Derivative Items with respect to such Disposed of Adjusted Property. For this purpose, the Unitholders and the General Partner shall be treated as being allocated Additional Book Basis Derivative Items to the extent that such Additional Book Basis Derivative Items have reduced the amount of income that would otherwise have been allocated to the Unitholders. Any allocation made pursuant to this Section 6.1(d)(xii)(B) shall be made after all of the other Agreed Allocations have been made as if this Section 6.1(d)(xii) were not in this Agreement and, to the extent necessary, shall require the reallocation of items that have been allocated pursuant to such other Agreed Allocations.

(C) In the case of any negative adjustments to the Capital Accounts of the Partners resulting from a Book-Down Event or from the recognition of a Net Termination Loss, such negative adjustment (1) shall first be allocated, to the extent of the Aggregate Remaining Net Positive Adjustments, in such a manner, as determined by the General Partner, that to the extent possible the aggregate Capital Accounts of the Partners will equal the amount that would have been the Capital Account balance of the Partners if no prior Book-Up Events had occurred and (2) any negative adjustment in excess of the Aggregate Remaining Net Positive Adjustments shall be allocated pursuant to Section 6.1(c).

(D) In making the allocations required under this Section 6.1(d)(xii), the General Partner may apply whatever conventions or other methodology it determines will satisfy the purpose of this Section 6.1(d)(xii). Without limiting the foregoing, if an Adjusted Property is contributed by the Partnership to another entity classified or treated as a partnership for federal income tax purposes (the “lower-tier partnership”), the General Partner may make allocations similar to those described in Section 6.1(d)(xii)(A)-(C) to the extent the General Partner determines such allocations are necessary to account for the Partnership’s allocable share of income, gain, loss and deduction of the lower-tier partnership that relates to the contributed Adjusted Property in a manner that is consistent with the purpose of this Section 6.1(d)(xii).

(xiii) Special Curative Allocation in the Event of Liquidation Prior to the End of the Subordination Period. Notwithstanding any other provisions of this Section 6.1 (other than the Required Allocations), if the Liquidation Date occurs prior to the conversion of the last Outstanding Subordinated Unit, then items of income, gain, loss and deduction for the taxable year that includes the Liquidation Date (and, if necessary, items arising in previous taxable periods to the extent the General Partner determines such items may be so allocated) shall be specially allocated among the Partners in the manner determined appropriate by the General Partner so as to cause, to the maximum extent possible, the Capital Account in respect of each Common Unit to equal the amount such Capital Account would have been if all prior allocations of Net Termination Gain and Net Termination Loss had been made pursuant to Section 6.1(c)(i) or Section 6.1(c)(ii), as applicable.

Section 6.2  Allocations for Tax Purposes.

(a) Except as otherwise provided herein, for federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Partners in the same manner as its correlative item of “book” income, gain, loss or deduction is allocated pursuant to Section 6.1.

(b) In an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted Property, items of income, gain, loss, depreciation, amortization and cost recovery deductions shall be allocated for federal income tax purposes among the Partners as follows:

(i) (A) In the case of a Contributed Property, such items attributable thereto shall be allocated among the Partners in the manner provided under Section 704(c) of the Code that takes into account the variation between the Agreed Value of such property and its adjusted basis at the time of contribution and (B) any item of Residual Gain or Residual Loss attributable to a Contributed Property shall be allocated among the Partners in the same manner as its correlative item of “book” gain or loss is allocated pursuant to Section 6.1;

(ii) (A) In the case of an Adjusted Property, such items shall (1) first, be allocated among the Partners in a manner consistent with the principles of Section 704(c) of the Code to take into account the Unrealized Gain or Unrealized Loss attributable to such property and the allocations thereof pursuant to Section 5.5(d)(i) or Section 5.5(d)(ii), and (2) second, in the event such property was originally a Contributed Property, be allocated among the Partners in a manner consistent with Section 6.2(b)(i)(A) and (B) any item of Residual Gain or Residual Loss attributable to an Adjusted Property shall be allocated among the Partners in the same manner as its correlative item of “book” gain or loss is allocated pursuant to Section 6.1; and

(iii) The General Partner shall apply the principles of Treasury Regulation Section 1.704-3(d) to eliminate Book-Tax Disparities.

(c) For the proper administration of the Partnership and for the preservation of uniformity of the Limited Partner Interests (or any class or classes thereof), the General Partner shall (i) adopt such conventions as it deems appropriate in determining the amount of depreciation, amortization and cost recovery deductions; (ii) make special allocations for federal income tax purposes of income (including gross income) or deductions; and (iii) amend the provisions of this Agreement as appropriate (x) to reflect the proposal or promulgation of Treasury Regulations under Section 704(b) or Section 704(c) of the Code or (y) otherwise to preserve or achieve uniformity of the Limited Partner Interests (or any class or classes thereof). The General Partner may adopt such conventions, make such allocations and make such amendments to this Agreement as provided in this Section 6.2(c) only if such conventions, allocations or amendments would not have a material adverse effect on the Partners, the holders of any class or classes of Limited Partner Interests issued and Outstanding or the Partnership, and if such allocations are consistent with the principles of Section 704 of the Code.

(d) The General Partner may determine to depreciate or amortize the portion of an adjustment under Section 743(b) of the Code attributable to unrealized appreciation in any Adjusted Property (to the extent of the unamortized Book-Tax Disparity) using a predetermined rate derived from the depreciation or amortization method and useful life applied to the unamortized Book-Tax Disparity of such property, despite any inconsistency of such approach with Treasury Regulation Section 1.167(c)-l(a)(6), Treasury Regulation Section 1.197-2(g)(3), the legislative history to Section 743 or any successor regulations thereto. If the General Partner determines that such reporting position cannot reasonably be taken, the General Partner may adopt depreciation and amortization conventions under which all purchasers acquiring Limited Partner Interests in the same month would receive depreciation and amortization deductions, based upon the same applicable rate as if they had purchased a direct interest in the Partnership’s property. If the General Partner chooses not to utilize such aggregate method, the General Partner may use any other depreciation and amortization conventions to preserve the uniformity of the intrinsic tax characteristics of any Limited Partner Interests, so long as such conventions would not have a material adverse effect on the Limited Partners or the Record Holders of any class or classes of Limited Partner Interests.

(e) In accordance with Treasury Regulation Sections 1.1245-1(e) and 1.1250-1(f), any gain allocated to the Partners upon the sale or other taxable disposition of any Partnership asset shall, to the extent possible, after taking into account other required allocations of gain pursuant to this Section 6.2, be characterized as Recapture Income in the same proportions and to the same extent as such Partners (or their predecessors in interest) have been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.

(f) All items of income, gain, loss, deduction and credit recognized by the Partnership for federal income tax purposes and allocated to the Partners in accordance with the provisions hereof shall be determined without regard to any election under Section 754 of the Code that may be made by the Partnership; provided, however, that such allocations, once made, shall be adjusted (in the manner determined by the General Partner) to take into account those adjustments permitted or required by Sections 734 and 743 of the Code.

(g) Each item of Partnership income, gain, loss and deduction, for federal income tax purposes, shall be determined on an annual basis and prorated on a monthly basis and shall be allocated to the Partners as of the first Business Day of each month; provided, however, that following the Initial Public Offering such items for the period beginning on the IPO Closing Date and ending on the last day of the month in which the Option Closing Date or the expiration of the Over-Allotment Option occurs shall be allocated to the Partners as of the opening of the National Securities Exchange on which the Common Units may then be listed or admitted to trading on the first Business Day of the next succeeding month; and provided, further, that gain or loss on a sale or other disposition of any assets of the Partnership or any other extraordinary item of income or loss realized and recognized other than in the ordinary course of business, as determined by the General Partner, shall be allocated to the Partners as of the first Business Day of the month in which such gain or loss is recognized for federal income tax purposes. The General Partner may revise, alter or otherwise modify such methods of allocation to the extent permitted or required by Section 706 of the Code and the regulations or rulings promulgated thereunder.

(h) Allocations that would otherwise be made to a Limited Partner under the provisions of this Article VI shall instead be made to the beneficial owner of Limited Partner Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method determined by the General Partner.

Section 6.3  Requirement and Characterization of Distributions; Distributions to Record Holders.

(a) Within 45 days following the end of each Quarter, an amount equal to 100% of Available Cash with respect to such Quarter shall, subject to Section 17-607 of the Delaware Act, be distributed in accordance with this Article VI by the Partnership to the Partners as of the Record Date selected by the General Partner. All amounts of Available Cash distributed by the Partnership on any date following the IPO Closing Date from any source shall be deemed to be Operating Surplus until the sum of all amounts of Available Cash distributed by the Partnership to the Partners following the IPO Closing Date pursuant to Section 6.4(b) equals the Operating Surplus from the IPO Closing Date through the close of the immediately preceding Quarter. Any remaining amounts of Available Cash distributed by the Partnership on such date shall, except as otherwise provided in Section 6.5, be deemed to be “Capital Surplus.” Notwithstanding any provision to the contrary contained in this Agreement, the Partnership shall not make a distribution to any Partner on account of its interest in the Partnership if such distribution would violate the Delaware Act or any other applicable law.

(b) Notwithstanding the first three sentences of Section 6.3(a), in the event of the dissolution and liquidation of the Partnership, all receipts received during or after the Quarter in which the Liquidation Date occurs shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

(c) The General Partner may treat taxes paid by the Partnership on behalf of, or amounts withheld with respect to, all or less than all of the Partners, as a distribution of Available Cash to such Partners.

(d) Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through the Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership’s liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

Section 6.4  Distributions of IPO Proceeds, Credit Facility Proceeds and Available Cash from Operating Surplus.

(a) Subject to Section 17-607 of the Delaware Act, on the IPO Closing Date and immediately prior to the commencement of the Subordination Period, (i) the IPO Proceeds shall be distributed to the Taxable Partners, pro rata, in accordance with their relative Percentage Interests immediately prior to the closing of the Initial Public Offering, and (ii) the Credit Facility Proceeds shall be distributed to the Non-Taxable Partners, pro rata, in accordance with their relative Percentage Interests immediately prior to the closing of the Initial Public Offering;

(b) (i) Subject to Section 17-607 of the Delaware Act and except as otherwise required in respect of additional Partnership Securities issued pursuant to Section 5.6, Available Cash with respect to any Quarter within the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or 6.5 shall be distributed as follows:

(A) First, (x) to the General Partner in accordance with its Percentage Interest with respect to its General Partner Units and (y) to the Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the percentage applicable to subclause (x) of this clause (A), until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(B) Second, (x) to the General Partner in accordance with its Percentage Interest with respect to its General Partner Units and (y) to the Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the percentage applicable to subclause (x) of this clause (B), until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage existing with respect to such Common Unit;

(C) Third, (x) to the General Partner in accordance with its Percentage Interest with respect to its General Partner Units and (y) to the Unitholders holding Subordinated Units, Pro Rata, a percentage equal to 100% less the percentage applicable to subclause (x) of this clause (C), until there has been distributed in respect of each Subordinated Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(D) Fourth, to the General Partner and all Unitholders, in accordance with their respective Percentage Interests, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

(E) Fifth, (x) to the General Partner in accordance with its Percentage Interest with respect to its General Partner Units, (y) 13% to the holders of the Incentive Distribution Rights, Pro Rata, and (z) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (x) and (y) of this clause (E), until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

(F) Sixth, (x) to the General Partner in accordance with its Percentage Interest with respect to its General Partner Units, (y) 23% to the holders of the Incentive Distribution Rights, Pro Rata, and (z) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (x) and (y) of this clause (F), until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

(G) Thereafter, (x) to the General Partner in accordance with its Percentage Interest with respect to its General Partner Units, (y) 48% to the holders of the Incentive Distribution Rights, Pro Rata, and (z) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (x) and (y) of this clause (G);

provided, however, if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(b)(i)(G).

(ii) Subject to Section 17-607 of the Delaware Act and except as otherwise required in respect of additional Partnership Securities issued pursuant to Section 5.6, Available Cash with respect to any Quarter after the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or Section 6.5 shall be distributed as follows:

(A) First, 100% to the General Partner and the Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(B) Second, 100% to the General Partner and the Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

(C) Third, (x) to the General Partner in accordance with its Percentage Interest with respect to its General Partner Units, (y) 13% to the holders of the Incentive Distribution Rights, Pro Rata, and (z) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (x) and (y) of this clause (C), until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

(D) Fourth, (x) to the General Partner in accordance with its Percentage Interest with respect to its General Partner Units, (y) 23% to the holders of the Incentive Distribution Rights, Pro Rata, and (z) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (x) and (y) of this clause (D), until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

(E) Thereafter, (x) to the General Partner in accordance with its Percentage Interest with respect to its General Partner Units, (y) 48% to the holders of the Incentive Distribution Rights, Pro Rata, and (z) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (x) and (y) of this clause (E);

provided, however, if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(b)(ii)(E).

Section 6.5  Distributions of Available Cash from Capital Surplus.

Subject to Section 17-607 of the Delaware Act, Available Cash with respect to any Quarter ending on or after the IPO Closing Date that is deemed to be Capital Surplus pursuant to the provisions of Section 6.3(a) shall be distributed as follows, unless the provisions of Section 6.3 require otherwise:

(a) First, 100% to the General Partner and the Unitholders, Pro Rata, until a hypothetical holder of a Common Unit acquired on the IPO Closing Date has received with respect to such Common Unit, during the period since the IPO Closing Date through such date, distributions of Available Cash that are deemed to be Capital Surplus in an aggregate amount equal to the Initial Unit Price;

(b) Second, 100% (a) to the General Partner in accordance with its Percentage Interest and (b) to the Unitholders holding Common Units, Pro Rata, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage; and

(c) Thereafter, 100% shall be distributed in accordance with Section 6.4 as if it were Operating Surplus.

Section 6.6  Adjustment of Minimum Quarterly Distribution and Target Distribution Levels.

(a) The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution, Third Target Distribution, Common Unit Arrearages and Cumulative Common Unit Arrearages shall be proportionately adjusted in the event of any distribution, combination or subdivision (whether effected by a distribution payable in Units or otherwise) of Units or other Partnership Securities in accordance with Section 5.9. In the event of a distribution of Available Cash that is deemed to be from Capital Surplus, the then applicable Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, shall be adjusted proportionately downward to equal the product obtained by multiplying the otherwise applicable Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, as the case may be, by a fraction of which the numerator is the Unrecovered Initial Unit Price of the Common Units immediately after giving effect to such distribution and of which the denominator is the Unrecovered Initial Unit Price of the Common Units immediately prior to giving effect to such distribution.

(b) The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, shall also be subject to adjustment pursuant to Section 5.11 and Section 6.9.

Section 6.7  Special Provisions Relating to the Holders of Subordinated Units.

(a) Except with respect to the right to vote on or approve matters requiring the vote or approval of a percentage of the holders of Outstanding Common Units and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units, the holder of a Subordinated Unit shall have all of the rights and obligations of a Unitholder holding Common Units hereunder; provided, however, that immediately upon the conversion of Subordinated Units into Common Units pursuant to Section 5.7, the Unitholder holding a Subordinated Unit shall possess all of the rights and obligations of a Unitholder holding Common Units hereunder, including the right to vote as a Common Unitholder and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units; provided, however, that such converted Subordinated Units shall remain subject to the provisions of Sections 5.5(c)(ii), 6.1(d)(x)(A), 6.7(b) and 6.7(c).

(b) A Unitholder shall not be permitted to transfer a Subordinated Unit or a Subordinated Unit that has converted into a Common Unit pursuant to Section 5.7 (other than a transfer to an Affiliate) if the remaining balance in the transferring Unitholder’s Capital Account with respect to the retained Subordinated Units or Retained Converted Subordinated Units would be negative after giving effect to the allocation under Section 5.5(c)(ii)(B).

(c) A Unitholder holding a Common Unit that has resulted from the conversion of a Subordinated Unit pursuant to Section 5.7 shall not be permitted to transfer such Common Unit to a Person that is not an Affiliate of the holder, until such time as the General Partner determines, based on advice of counsel, that each such Common Unit should have, as a substantive matter, like intrinsic economic and federal income tax characteristics, in all material respects, to the intrinsic economic and federal income tax characteristics of an Initial Common Unit. In connection with the condition imposed by this Section 6.7(c), the General Partner may take whatever steps are required to provide economic uniformity to such Common Units in preparation for a transfer of such Common Units, including the application of Sections 5.5(c)(ii), 6.1(d)(x) and 6.7(b); provided, however, that no such steps may be taken that would have a material adverse effect on the other Unitholders holding Common Units.

Section 6.8  Special Provisions Relating to the Holders of Incentive Distribution Rights.

Notwithstanding anything to the contrary set forth in this Agreement, the holders of the Incentive Distribution Rights (a) shall (i) possess the rights and obligations provided in this Agreement with respect to a Limited Partner pursuant to Article III and Article VII and (ii) have a Capital Account as a Partner pursuant to Section 5.5 and all other provisions related thereto and (b) shall not (i) be entitled to vote on any matters requiring the approval or vote of the holders of Outstanding Units, except as provided by law, (ii) be entitled to any distributions other than as provided in Sections 6.4(b)(i)(E), (F) and (G), Section 6.4(b)(ii)(C), (D) and

(E) and Section 12.4 or (iii) be allocated items of income, gain, loss or deduction other than as specified in this Article VI.

Section 6.9  Entity-Level Taxation.

If legislation is enacted or the interpretation of existing language is modified by a governmental authority so that a Group Member is treated as an association taxable as a corporation or is otherwise subject to an entity-level tax for federal, state or local income tax purposes, then the General Partner may reduce the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution by the amount of income taxes that are payable by reason of any such new legislation or interpretation (the “Incremental Income Taxes”), or any portion thereof selected by the General Partner, in the manner provided in this Section 6.9. If the General Partner elects to reduce the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution for any Quarter with respect to all or a portion of any Incremental Income Taxes, the General Partner shall estimate for such Quarter the Partnership Group’s aggregate liability (the “Estimated Incremental Quarterly Tax Amount”) for all (or the relevant portion of) such Incremental Income Taxes; provided that any difference between such estimate and the actual tax liability for Incremental Income Taxes (or the relevant portion thereof) for such Quarter may, to the extent determined by the General Partner be taken into account in determining the Estimated Incremental Quarterly Tax Amount with respect to each Quarter in which any such difference can be determined. For each such Quarter, the Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, shall be the product obtained by multiplying (a) the amounts therefor that are set out herein prior to the application of this Section 6.9 times (b) the quotient obtained by dividing (i) Available Cash with respect to such Quarter by (ii) the sum of Available Cash with respect to such Quarter and the Estimated Incremental Quarterly Tax Amount for such Quarter, as determined by the General Partner. For purposes of the foregoing, Available Cash with respect to a Quarter will be deemed reduced by the Estimated Incremental Quarterly Tax Amount for that Quarter.

ARTICLE VII

MANAGEMENT AND OPERATION OF BUSINESS

Section 7.1  Management.

(a) The General Partner shall conduct, direct and manage all activities of the Partnership. Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Partnership shall be exclusively vested in the General Partner, and no Limited Partner shall have any management power over the business and affairs of the Partnership. In addition to the powers now or hereafter granted a general partner of a limited partnership under applicable law or that are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to Section 7.3, shall have full power and authority to do all things and on such terms as it determines to be necessary or appropriate to conduct the business of the Partnership, to exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, including the following:

(i) the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into Partnership Securities, and the incurring of any other obligations;

(ii) the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

(iii) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership or the merger or other combination of the Partnership with or into another Person (the matters described in this clause (iii) being subject, however, to any prior approval that may be required by Section 7.3 and Article XIV);

(iv) the use of the assets of the Partnership (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of the Partnership Group; subject to Section 7.6(a), the lending of funds to other Persons (including other Group Members); the repayment or guarantee of obligations of any Group Member; and the making of capital contributions to any Group Member;

(v) the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Partnership under contractual arrangements to all or particular assets of the Partnership, with the other party to the contract to have no recourse against the General Partner or its assets other than its interest in the Partnership, even if same results in the terms of the transaction being less favorable to the Partnership than would otherwise be the case);

(vi) the distribution of Partnership cash;

(vii) the selection and dismissal of employees (including employees having titles such as “president,” “vice president,” “secretary” and “treasurer”) and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

(viii) the maintenance of insurance for the benefit of the Partnership Group, the Partners and Indemnitees;

(ix) the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations, limited liability companies or other Persons (including the acquisition of interests in, and the contributions of property to, any Group Member from time to time) subject to the restrictions set forth in Section 2.4;

(x) the control of any matters affecting the rights and obligations of the Partnership, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

(xi) the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

(xii) the entering into of listing agreements with any National Securities Exchange and the delisting of some or all of the Limited Partner Interests from, or requesting that trading be suspended on, any such exchange (subject to any prior approval that may be required under Section 4.8);

(xiii) the purchase, sale or other acquisition or disposition of Partnership Securities, or the issuance of options, rights, warrants, appreciation rights and tracking and phantom interests relating to Partnership Securities;

(xiv) the undertaking of any action in connection with the Partnership’s participation in any Group Member; and

(xv) the entering into of agreements with any of its Affiliates to render services to a Group Member or to itself in the discharge of its duties as General Partner of the Partnership.

(b) Notwithstanding any other provision of this Agreement, any Group Member Agreement, the Delaware Act or any applicable law, rule or regulation, each of the Partners and each other Person who may acquire an interest in Partnership Securities hereby (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of this Agreement and the Group Member Agreement of each other Group Member, the Underwriting Agreement and the other agreements described in or filed as exhibits to the Registration Statement, (ii) agrees that the General Partner (on its own or through any officer of the Partnership) is authorized to execute, deliver and perform the agreements referred to in clause (i) of this sentence and the other agreements, acts, transactions and matters described in or contemplated by the Underwriting Agreement or described in or filed as exhibits to the Registration Statement, in each case on behalf of the Partnership without any further act, approval or vote of the Partners or the other Persons who may acquire an interest in Partnership Securities and (iii) agrees that the execution, delivery or performance by the General Partner, any Group Member or any Affiliate of any of them of this Agreement or any agreement authorized or permitted under this Agreement (including the exercise by the General Partner or any Affiliate of the General Partner of the rights accorded pursuant to Article XV) shall not constitute a breach by the General Partner of any duty that the General Partner may owe the Partnership or the Limited Partners or any other Persons under this Agreement (or any other agreements) or of any duty stated or implied by law or equity.

Section 7.2  Certificate of Limited Partnership.

The General Partner has caused the Certificate of Limited Partnership to be filed with the Secretary of State of the State of Delaware as required by the Delaware Act. The General Partner shall use all reasonable efforts to cause to be filed such other certificates or documents that the General Partner determines to be necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware or any other state in which the Partnership may elect to do business or own property. To the extent the General Partner determines such action to be necessary or appropriate, the General Partner shall file amendments to and restatements of the Certificate of Limited Partnership and do all things to maintain the Partnership as a limited partnership (or a partnership or other entity in which the limited partners have limited liability) under the laws of the State of Delaware or of any other state in which the Partnership may elect to do business or own property. Subject to Section 3.4(a), to the fullest extent permitted by law, the General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Limited Partnership, any qualification document or any amendment thereto to any Limited Partner.

Section 7.3  Restrictions on the General Partner’s Authority.

Except as provided in Article XII and Article XIV, the General Partner may not sell, exchange or otherwise dispose of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (including by way of merger, consolidation, other combination or sale of ownership interests of the Partnership’s Subsidiaries) without the approval of holders of a Unit Majority; provided, however, that this provision shall not preclude or limit the General Partner’s ability to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the Partnership Group and shall not apply to any forced sale of any or all of the assets of the Partnership Group pursuant to the foreclosure of, or other realization upon, any such encumbrance. Without the approval of holders of a Unit Majority, the General Partner shall not, on behalf of the Partnership, except as permitted under Section 4.6, Section 11.1 and Section 11.2, elect or cause the Partnership to elect a successor general partner of the Partnership.

Section 7.4  Reimbursement of the General Partner.

(a) Except as provided in this Section 7.4, elsewhere in this Agreement, and in the Services Agreement, the General Partner shall not be compensated for its services as a general partner or managing member of any Group Member.

(b) The General Partner shall be reimbursed on a monthly basis, or such other basis as the General Partner may determine, for (i) all direct and indirect expenses it incurs or payments it makes on behalf of the Partnership Group (including salary, bonus, incentive compensation and other amounts paid to any Person, including Affiliates of the General Partner to perform services for the Partnership Group or for the General Partner in the discharge of its duties to the Partnership Group), and (ii) all other expenses allocable to the Partnership Group or otherwise incurred by the General Partner in connection with operating the Partnership Group’s business (including expenses allocated to the General Partner by its Affiliates). The General Partner shall determine the expenses that are allocable to the Partnership Group. Reimbursements pursuant to this Section 7.4 shall be in addition to any reimbursement to the General Partner as a result of indemnification pursuant to Section 7.7.

(c) Subject to the applicable rules and regulations of the National Securities Exchange on which the Common Units are listed, the General Partner, without the approval of the Limited Partners (who shall have no other right to vote in respect thereof under this Agreement), may propose and adopt on behalf of the

Partnership employee benefit plans, employee programs and employee practices (including plans, programs and practices involving the issuance of Partnership Securities or options to purchase or rights, warrants or appreciation rights or phantom or tracking interests relating to Partnership Securities), or cause the Partnership to issue Partnership Securities in connection with, or pursuant to, any employee benefit plan, employee program or employee practice maintained or sponsored by the General Partner, Group Member or any Affiliates in each case for the benefit of employees and directors of the General Partner or any of its Affiliates, in respect of services performed, directly or indirectly, for the benefit of the Partnership Group. The Partnership agrees to issue and sell to the General Partner or any of its Affiliates any Partnership Securities that the General Partner or such Affiliates are obligated to provide to any employees and directors pursuant to any such employee benefit plans, employee programs or employee practices. Expenses incurred by the General Partner in connection with any such plans, programs and practices (including the net cost to the General Partner or such Affiliates of Partnership Securities purchased by the General Partner or such Affiliates from the Partnership to fulfill options or awards under such plans, programs and practices) shall be reimbursed in accordance with Section 7.4(b). Any and all obligations of the General Partner under any employee benefit plans, employee programs or employee practices adopted by the General Partner as permitted by this Section 7.4(c) shall constitute obligations of the General Partner hereunder and shall be assumed by any successor General Partner approved pursuant to Section 11.1 or Section 11.2 or the transferee of or successor to all of the General Partner’s General Partner Interest (represented by General Partner Units) pursuant to Section 4.6.

Section 7.5  Outside Activities.

(a) The General Partner, for so long as it is the General Partner of the Partnership, (i) agrees that its sole business will be to act as a general partner or managing member, as the case may be, of the Partnership and any other partnership or limited liability company of which the Partnership is, directly or indirectly, a partner or member and to undertake activities that are ancillary or related thereto (including being a limited partner in the Partnership) and (ii) shall not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (A) its performance as general partner or managing member, if any, of one or more Group Members or (B) the acquiring, owning or disposing of debt or equity securities in any Group Member.

(b) Subject to the terms and conditions of any other agreement to or by which an Indemnitee may be a party or bound, each Indemnitee (other than the General Partner) shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member, and none of the same shall constitute a breach of this Agreement or any duty expressed or implied by law or equity to any Group Member or any Partner. None of any Group Member, any Limited Partner or any other Person shall have any rights by virtue of this Agreement, any Group Member Agreement, or the partnership relationship established hereby in any business ventures of any Indemnitee. Notwithstanding anything to the contrary in this Agreement or any duty existing at law, in equity or otherwise, but subject to the proviso set forth in the last sentence of this Section 7.5(b) and subject to the terms and conditions of any other agreement to or by which an Indemnitee may be a party or bound, (i) the engaging in competitive activities by any Indemnitees (other than the General Partner) in accordance with the provisions of this Section 7.5 is hereby approved by the Partnership and all Partners, (ii) it shall be deemed not to be a breach of any fiduciary duty or any other obligation of any type whatsoever of any Indemnitee for the Indemnitees (other than the General Partner) to engage in such business interests and activities in preference to or to the exclusion of the Partnership and (iii) the Indemnitees shall have no obligation hereunder or as a result of any duty expressed or implied by law to present business opportunities to the Partnership. Notwithstanding anything to the contrary in this Agreement, the doctrine of corporate opportunity, or any analogous doctrine, shall not apply to any Indemnitee (including the General Partner). Subject to the terms and conditions of any other agreement to or by which an Indemnitee may be a party or bound, no Indemnitee (including the General Partner) who acquires knowledge of a potential transaction, agreement, arrangement or other matter that may be an opportunity for the

Partnership shall have any duty to communicate or offer such opportunity to the Partnership, and such Indemnitee (including the General Partner) shall not be liable to the Partnership, to any Limited Partner or any other Person bound by this Agreement for breach of any fiduciary or other duty by reason of the fact that such Indemnitee (including the General Partner) pursues or acquires for itself, directs such opportunity to another Person or does not communicate such opportunity or information to the Partnership; provided such Indemnitee does not engage in such business or activity as a result of or using confidential or proprietary information provided by or on behalf of the Partnership to such Indemnitee.

(c) The General Partner and each of its Affiliates may own and acquire Units or other Partnership Securities and, except as otherwise provided in this Agreement, shall be entitled to exercise, at their option, all rights relating to all Units or other Partnership Securities acquired by them. The term “Affiliates” when used in this Section 7.5(c) with respect to the General Partner shall not include any Group Member.

(d) Notwithstanding anything to the contrary in this Agreement, (i) to the extent that any provision of this Agreement purports or is interpreted to have the effect of restricting or eliminating the fiduciary duties that might otherwise, as a result of Delaware or other applicable law, be owed by the General Partner to the Partnership and its Limited Partners, or to constitute a waiver or consent by the Limited Partners to any such restriction or elimination, such provisions and the restriction or elimination of fiduciary duties are hereby approved by the Partners, and (ii) nothing in this Agreement shall limit or otherwise affect any separate contractual obligations outside of this Agreement of any Person to the Partnership or any of its Affiliates.

Section 7.6  Loans from the General Partner; Loans or Contributions from the Partnership or Group Members.

(a) The General Partner or any of its Affiliates may lend to any Group Member, and any Group Member may borrow from the General Partner or any of its Affiliates, funds needed or desired by the Group Member for such periods of time and in such amounts as the General Partner may determine; provided, however, that in any such case the lending party may not charge the borrowing party interest at a rate greater than the rate that would be charged the borrowing party or impose terms less favorable to the borrowing party than would be charged or imposed on the borrowing party by unrelated lenders on comparable loans made on an arm’s-length basis (without reference to the lending party’s financial abilities or guarantees), all as determined by the General Partner. The borrowing party shall reimburse the lending party for any costs (other than any additional interest costs) incurred by the lending party in connection with the borrowing of such funds. For purposes of this Section 7.6(a) and Section 7.6(b), the term “Group Member” shall include any Affiliate of a Group Member that is controlled by the Group Member.

(b) The Partnership may lend or contribute to any Group Member, and any Group Member may borrow from the Partnership, funds on terms and conditions determined by the General Partner.

(c) No borrowing by any Group Member or the approval thereof by the General Partner shall be deemed to constitute a breach of any duty, expressed or implied, of the General Partner or its Affiliates to the Partnership or the Limited Partners existing hereunder, or existing at law, in equity or otherwise by reason of the fact that the purpose or effect of such borrowing is directly or indirectly to (i) enable distributions to the General Partner or its Affiliates (including in their capacities as Limited Partners) to exceed the General Partner’s Percentage Interest of the total amount distributed to all partners or (ii) hasten the expiration of the Subordination Period or the conversion of any Subordinated Units into Common Units.

Section 7.7  Indemnification.

(a) To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, all Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee; provided, that the Indemnitee shall not be indemnified and held harmless if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Section 7.7, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was unlawful; provided, further, no indemnification pursuant to this Section 7.7 shall be available to the General Partner or its Affiliates (other than a Group Member) with respect to its or their obligations incurred pursuant to the Underwriting Agreement, or the Investors’ Rights Agreement (other than obligations incurred by the General Partner on behalf of the Partnership). Any indemnification pursuant to this Section 7.7 shall be made only out of the assets of the Partnership, it being agreed that the General Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.

(b) To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.7(a) in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to a determination that the Indemnitee is not entitled to be indemnified upon receipt by the Partnership of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 7.7.

(c) The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the holders of Outstanding Limited Partner Interests, as a matter of law or otherwise, both as to actions in the Indemnitee’s capacity as an Indemnitee and as to actions in any other capacity (including any capacity under the Underwriting Agreement), and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

(d) The Partnership may purchase and maintain (or reimburse the General Partner or its Affiliates for the cost of) insurance, on behalf of the General Partner, its Affiliates and such other Persons as the General Partner shall determine, against any liability that may be asserted against, or expense that may be incurred by, such Person in connection with the Partnership’s activities or such Person’s activities on behalf of the Partnership, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.

(e) For purposes of this Section 7.7, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute “fines” within the meaning of Section 7.7(a); and action taken or omitted by it with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the best interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose that is in the best interests of the Partnership.

(f) In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

(g) An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

(h) The provisions of this Section 7.7 are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

(i) No amendment, modification or repeal of this Section 7.7 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligations of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.8  Liability of Indemnitees.

(a) Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Partnership, the Limited Partners or any other Persons who have acquired Partnership Securities or are otherwise bound by this Agreement, for losses sustained or liabilities incurred as a result of any act or omission of an Indemnitee unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter in question, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was criminal.

(b) Subject to its obligations and duties as General Partner set forth in Section 7.1(a), the General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner in good faith.

(c) To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Partnership or to the Partners, the General Partner and any other Indemnitee acting in connection with the Partnership’s business or affairs shall not be liable to the Partnership or to any Partner for its good faith reliance on the provisions of this Agreement.

(d) Any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of the Indemnitees under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.9  Resolution of Conflicts of Interest; Standards of Conduct and Modification of Duties.

(a) Unless otherwise expressly provided in this Agreement or any Group Member Agreement, whenever a potential conflict of interest exists or arises between the General Partner or any of its Affiliates, on the one hand, and the Partnership, any Group Member or any Partner, on the other, any resolution or course of action by the General Partner or its Affiliates in respect of such conflict of interest shall be permitted and deemed approved by all Partners, and shall not constitute a breach of this Agreement, of any Group Member Agreement, of any agreement contemplated herein or therein, or of any duty stated or implied by law or equity, if the resolution or course of action in respect of such conflict of interest is (i) approved by Special Approval, (ii) approved by the vote of a majority of the Outstanding Common Units (excluding Common Units owned by the General Partner and its Affiliates), (iii) on terms no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iv) fair and reasonable to the Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership). The General Partner shall be authorized but not required in connection with its resolution of such conflict of interest to seek Special Approval of such resolution, and the General Partner may also adopt a resolution or course of action that has not received Special Approval. If Special Approval is sought, then, notwithstanding any other provision of this Agreement or applicable law, (A) any Conflicts Committee shall be authorized in connection with its determination of whether to provide Special Approval to consider any and all factors as it determines to be relevant or appropriate under the circumstances, and (B) it shall be presumed that, in making its decision, a Conflicts Committee acted in good faith, and if Special Approval is not sought and the Board of Directors of the General Partner determines that the resolution or course of action taken with respect to a conflict of interest satisfies either of the standards set forth in clauses (iii) or (iv) above, then it shall be presumed that, in making its decision, the Board of Directors of the General Partner acted in good faith, and in either case, in any proceeding brought by any Limited Partner or by or on behalf of such Limited Partner or any other Limited Partner or the Partnership challenging such approval, the Person bringing or prosecuting such proceeding shall have the burden of overcoming such presumption. Notwithstanding anything to the contrary in this Agreement or any duty otherwise existing at law or equity, the existence of the conflicts of interest described in the Registration Statement are hereby approved by all Partners and shall not constitute a breach of this Agreement.

(b) Whenever the General Partner makes a determination or takes or declines to take any other action, or any of its Affiliates causes it to do so, in its capacity as the general partner of the Partnership as opposed to in its individual capacity, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then, unless another express standard is provided for in this Agreement, the General Partner, or such Affiliates causing it to do so, shall make such determination or take or decline to take such other action in good faith and shall not be subject to any other or different standards imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. Whenever any Conflicts Committee makes a determination or takes or declines to take any other action, unless another express standard is provided for in this Agreement, it shall make such determination or take or decline to take such other action in good faith and shall not be subject to any other or different standards imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. In order for a determination or other action to be in “good faith” for purposes of this Agreement, the Person or Persons making such determination or taking or declining to take such other action must believe that the determination or other action is in the best interests of the Partnership.

(c) Whenever the General Partner makes a determination or takes or declines to take any other action, or any of its Affiliates causes it to do so, in its individual capacity as opposed to in its capacity as the general partner of the Partnership, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then the General Partner, or such Affiliates causing it to do so, are entitled to make such determination or to take or decline to take such other action free of any fiduciary duty or obligation whatsoever to the Partnership, any Limited Partner, any Record Holder or any other Person bound by this Agreement, and, to the fullest extent permitted by law, the General Partner, or such Affiliates causing it to do so, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or in equity. For the avoidance of doubt, whenever the General Partner votes or transfers its Partnership Interests, or refrains from voting or transferring its Partnership Interests, it shall be acting in its individual capacity.

(d) Notwithstanding anything to the contrary in this Agreement, the General Partner and its Affiliates shall have no duty or obligation, express or implied, to (i) sell or otherwise dispose of any asset of the Partnership Group other than in the ordinary course of business or (ii) permit any Group Member to use any facilities or assets of the General Partner and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use. Any determination by the General Partner or any of its Affiliates to enter into such contracts shall be at its option.

(e) Except as expressly set forth in this Agreement, neither the General Partner nor any other Indemnitee shall have any duties or liabilities, including fiduciary duties, to the Partnership or any Limited Partner and the provisions of this Agreement, to the extent that they restrict, eliminate or otherwise modify the duties and liabilities, including fiduciary duties, of the General Partner or any other Indemnitee otherwise existing at law or in equity, are agreed by the Partners to replace such other duties and liabilities of the General Partner or such other Indemnitee.

(f) The Unitholders hereby authorize the General Partner, on behalf of the Partnership as a partner or member of a Group Member, to approve of actions by the general partner or managing member of such Group Member similar to those actions permitted to be taken by the General Partner pursuant to this Section 7.9.

Section 7.10  Other Matters Concerning the General Partner.

(a) The General Partner may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

(b) The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the opinion (including an Opinion of Counsel) of such Persons as to matters that the General Partner reasonably believes to be within such Person’s professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

(c) The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers, a duly appointed attorney or attorneys-in-fact or the duly authorized officers of the Partnership or any Group Member.

Section 7.11  Purchase or Sale of Partnership Securities.

The General Partner may cause the Partnership to purchase or otherwise acquire Partnership Securities; provided that, except as permitted pursuant to Section 4.10, the General Partner may not cause any Group Member to purchase Subordinated Units during the Subordination Period. Such Partnership Securities shall be held by the Partnership as treasury securities unless they are expressly cancelled by action of an appropriate officer of the General Partner. As long as Partnership Securities are held by any Group Member, such Partnership Securities shall not be considered Outstanding for any purpose, except as otherwise provided herein. The General Partner or any Affiliate of the General Partner may also purchase or otherwise acquire and sell or otherwise dispose of Partnership Securities for its own account, subject to the provisions of Articles IV and X.

Section 7.12  Registration Rights of the General Partner and its Affiliates.

(a) If (i) the General Partner or any Affiliate of the General Partner (including, for purposes of this Section 7.12, any Person that is an Affiliate of the General Partner at the IPO Closing Date notwithstanding that it may later cease to be an Affiliate of the General Partner, but excluding any individual who is an Affiliate of the General Partner based on such individual’s status as an officer, director or employee of the General Partner or an Affiliate of the General Partner) holds Partnership Securities that it desires to sell and (ii) Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such holder of Partnership Securities (the “Holder”) to dispose of the number of Partnership Securities it desires to sell at the time it desires to do so without registration under the Securities Act, then at the option and upon the request of the Holder, the Partnership shall file with the Commission as promptly as practicable after receiving such request, and use commercially reasonable efforts to cause to become effective and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Partnership Securities covered by such registration statement have been sold, a registration statement under the Securities Act registering the offering and sale of the number of Partnership Securities specified by the Holder; provided, however, that the Partnership shall not be required to effect more than four registrations in total pursuant to this Section 7.12(a) and Section 7.12(b), no more than two of which shall be required to be made at any time that the Partnership is not eligible to use Form S-3 (or a comparable form) for the registration under the Securities Act of its securities; and provided further, however, that if a Conflicts Committee determines in good faith that the requested registration would be materially detrimental to the Partnership and its Partners because such registration would (x) materially interfere with a significant acquisition, reorganization or other similar transaction involving the Partnership, (y) require premature disclosure of material information that the Partnership has a bona fide business purpose for preserving as confidential or (z) render the Partnership unable to comply with requirements under applicable securities laws, then the Partnership shall have the right to postpone such requested registration for a period of not more than six months after receipt of the Holder’s request, such right pursuant to this Section 7.12(a) or Section 7.12(b) not to be utilized more than once in any twelve-month period. In connection with any registration pursuant to the first sentence of this Section 7.12(a), the Partnership shall (i) promptly prepare and file (A) such documents as may be necessary to register or qualify the securities subject to such registration under the securities laws of such states as the Holder shall reasonably request; provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such registration, and (B) such documents as may be necessary to apply for listing or to list the Partnership Securities subject to such registration on such National Securities Exchange as the Holder shall reasonably request and (ii) do any and all other acts and things that may be necessary or appropriate to enable the Holder to consummate a public sale of such Partnership Securities in such states. Except as set forth in Section 7.12(d), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

(b) If any Holder holds Partnership Securities that it desires to sell and Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such Holder to dispose of the number of Partnership Securities it desires to sell at the time it desires to do so without registration under the Securities Act, then at the option and upon the request of the Holder, the Partnership shall file with the Commission as promptly as practicable after receiving such request, and use commercially reasonable efforts to cause to become effective and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Partnership Securities covered by such shelf registration statement have been sold, a “shelf” registration statement covering the Partnership Securities specified by the Holder on an appropriate form under Rule 415 under the Securities Act, or any similar rule that may be adopted by the Commission; provided, however, that the Partnership shall not be required to effect more than four registrations pursuant to Section 7.12(a) and this Section 7.12(b); and provided further, however, that if a Conflicts Committee determines in good faith that any offering under, or the use of any prospectus forming a part of, the shelf registration statement would be materially detrimental to the Partnership and its Partners because such offering or use would (x) materially interfere with a significant acquisition, reorganization or other similar transaction involving the Partnership, (y) require premature disclosure of material information that the Partnership has a bona fide business purpose for preserving as confidential or (z) render the Partnership unable to comply with requirements under applicable securities laws, then the Partnership shall have the right to suspend such offering or use for a period of not more than six months after receipt of the Holder’s request, such right pursuant to Section 7.12(a) or this Section 7.12(b) not to be utilized more than once in any twelve-month period. In connection with any shelf registration pursuant to this Section 7.12(b), the Partnership shall (i) promptly prepare and file (A) such documents as may be necessary to register or qualify the securities subject to such shelf registration under the securities laws of such states as the Holder shall reasonably request; provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such shelf registration, and (B) such documents as may be necessary to apply for listing or to list the Partnership Securities subject to such shelf registration on such National Securities Exchange as the Holder shall reasonably request, and (ii) do any and all other acts and things that may be necessary or appropriate to enable the Holder to consummate a public sale of such Partnership Securities in such states. Except as set forth in Section 7.12(d), all costs and expenses of any such shelf registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

(c) If the Partnership shall at any time propose to file a registration statement under the Securities Act for an offering of equity securities of the Partnership for cash (other than an offering relating solely to an employee benefit plan), the Partnership shall notify each Holder that is an Affiliate of the Partnership at that time of such proposal and use all reasonable efforts to include such number or amount of securities held by such Holder in such registration statement as it shall request; provided, that the Partnership is not required to make any effort or take any action to so include the securities of such Holder once the registration statement is declared effective by the Commission or otherwise becomes effective, including any registration statement providing for the offering from time to time of securities pursuant to Rule 415 of the Securities Act. If the proposed offering pursuant to this Section 7.12(c) shall be an underwritten offering, then, in the event that the managing underwriter or managing underwriters of such offering advise the Partnership and such Holder in writing that in their opinion the inclusion of all or some of the Holder’s Partnership Securities would have a material adverse effect on the success of the offering, the Partnership shall include in such offering only that number or amount, if any, of securities held by such Holder that, in the opinion of the managing underwriter or managing underwriters, will not have a material adverse effect on the success of the offering. Except as set forth in Section 7.12(d), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by such Holder.

(d) If underwriters are engaged in connection with any registration referred to in this Section 7.12, the Partnership shall provide indemnification, representations, covenants, opinions and other assurance to the underwriters in form and substance reasonably satisfactory to such underwriters. Further, in addition to and not in limitation of the Partnership’s obligation under Section 7.7, the Partnership shall, to the fullest extent permitted by law, indemnify and hold harmless the Holder, its officers, directors and each Person who controls the Holder (within the meaning of the Securities Act) and any agent thereof (collectively, “Indemnified Persons”) from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnified Person may be involved, or is threatened to be involved, as a party or otherwise, under the Securities Act or otherwise (hereinafter referred to in this Section 7.12(d) as a “claim” and in the plural as “claims”) based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which any Partnership Securities were registered under the Securities Act or any state securities or Blue Sky laws, in any preliminary prospectus (if used prior to the effective date of such registration statement), or in any summary or final prospectus or any free writing prospectus or in any amendment or supplement thereto (if used during the period the Partnership is required to keep the registration statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading; provided, however, that the Partnership shall not be liable to any Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, such preliminary, summary or final prospectus or any free writing prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Partnership by or on behalf of such Indemnified Person specifically for use in the preparation thereof.

(e) The provisions of Section 7.12(a), Section 7.12(b) and Section 7.12(c) shall continue to be applicable with respect to the General Partner (and any of the General Partner’s Affiliates) after it ceases to be a general partner of the Partnership, during a period of two years subsequent to the effective date of such cessation and for so long thereafter as is required for the Holder to sell all of the Partnership Securities with respect to which it has requested during such two-year period inclusion in a registration statement otherwise filed or that a registration statement be filed; provided, however, that the Partnership shall not be required to file successive registration statements covering the same Partnership Securities for which registration was demanded during such two-year period. The provisions of Section 7.12(d) shall continue in effect thereafter.

(f) The rights to cause the Partnership to register Partnership Securities pursuant to this Section 7.12 may be assigned (but only with all related obligations) by a Holder to a transferee of such Partnership Securities, provided (i) the Partnership is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee and the Partnership Securities with respect to which such registration rights are being assigned and (ii) such transferee agrees in writing to be bound by and subject to the terms set forth in this Section 7.12.

(g) Any request to register Partnership Securities pursuant to this Section 7.12 shall (i) specify the Partnership Securities intended to be offered and sold by the Person making the request, (ii) express such Person’s present intent to offer such Partnership Securities for distribution, (iii) describe the nature or method of the proposed offer and sale of Partnership Securities, and (iv) contain the undertaking of such Person to provide all such information and materials and take all action as may be required in order to permit the Partnership to comply with all applicable requirements in connection with the registration of such Partnership Securities.

(h) C&T Coal, Charles C. Ungurean, and Thomas T. Ungurean (and their respective successors and permitted assigns under Exhibit B to the Investors’ Rights Agreement) have only those registration rights set forth in Exhibit B to the Investors’ Rights Agreement and are not entitled to rely on the rights to cause the Partnership to register Partnership Securities pursuant to this Section 7.12.

Section 7.13  Reliance by Third Parties.

Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner and any officer of the General Partner authorized by the General Partner to act on behalf of and in the name of the Partnership has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any authorized contracts on behalf of the Partnership, and such Person shall be entitled to deal with the General Partner or any such officer as if it were the Partnership’s sole party in interest, both legally and beneficially. Each Limited Partner hereby waives, to the fullest extent permitted by law, any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the General Partner or any such officer in connection with any such dealing. In no event shall any Person dealing with the General Partner or any such officer or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the General Partner or any such officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

ARTICLE VIII

BOOKS, RECORDS, ACCOUNTING AND REPORTS

Section 8.1  Records and Accounting.

The General Partner shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership’s business, including all books and records necessary to provide to the Limited Partners any information required to be provided pursuant to Section 3.4(a). Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including the record of the Record Holders of Units or other Partnership Securities, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard drives, punch cards, magnetic tape, photographs, micrographics or any other information storage device; provided, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP.

Section 8.2  Fiscal Year.

The fiscal year of the Partnership shall be a fiscal year ending December 31.

Section 8.3  Reports.

(a) As soon as practicable, but in no event later than 120 days after the close of each fiscal year of the Partnership, the General Partner shall cause to be mailed or made available, by any reasonable means (including posting on or accessible through the Partnership’s or the SEC’s website) to each Record Holder of a Unit as of a date selected by the General Partner, an annual report containing financial statements of the Partnership for such fiscal year of the Partnership, presented in accordance with U.S. GAAP, including a balance sheet and statements of operations, Partnership equity and cash flows, such statements to be audited by a firm of independent public accountants selected by the General Partner.

(b) As soon as practicable, but in no event later than 90 days after the close of each Quarter except the last Quarter of each fiscal year, the General Partner shall cause to be mailed or made available, by any reasonable means (including posting on or accessible through the Partnership’s or the SEC’s website) to each Record Holder of a Unit, as of a date selected by the General Partner, a report containing unaudited financial statements of the Partnership and such other information as may be required by applicable law, regulation or rule of any National Securities Exchange on which the Units are listed or admitted to trading, or as the General Partner determines to be necessary or appropriate.

ARTICLE IX

TAX MATTERS

Section 9.1  Tax Returns and Information.

The Partnership shall timely file all returns of the Partnership that are required for federal, state and local income tax purposes on the basis of the accrual method and the taxable year or years that it is required by law to adopt, from time to time, as determined by the General Partner. In the event the Partnership is required to use a taxable year other than a year ending on December 31, the General Partner shall use reasonable efforts to change the taxable year of the Partnership to a year ending on December 31. The tax information reasonably required by Record Holders for federal and state income tax reporting purposes with respect to a taxable year shall be furnished to them within 90 days of the close of the calendar year in which the Partnership’s taxable year ends. The classification, realization and recognition of income, gain, losses and deductions and other items shall be on the accrual method of accounting for federal income tax purposes.

Section 9.2  Tax Elections.

(a) The Partnership shall make the election under Section 754 of the Code in accordance with applicable regulations thereunder, subject to the reservation of the right to seek to revoke any such election upon the General Partner’s determination that such revocation is in the best interests of the Limited Partners. Notwithstanding any other provision herein contained, for the purposes of computing the adjustments under Section 743(b) of the Code, the General Partner shall be authorized (but not required) to adopt a convention whereby the price paid by a transferee of a Limited Partner Interest will be deemed to be the lowest quoted closing price of the Limited Partner Interests on any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading during the calendar month in which such transfer is deemed to occur pursuant to Section 6.2(g) without regard to the actual price paid by such transferee.

(b) Except as otherwise provided herein, the General Partner shall determine whether the Partnership should make any other elections permitted by the Code.

Section 9.3  Tax Controversies.

Subject to the provisions hereof, the General Partner is designated as the Tax Matters Partner (as defined in the Code) and is authorized and required to represent the Partnership (at the Partnership’s expense) in connection with all examinations of the Partnership’s affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. Each Partner agrees to cooperate with the General Partner and to do or refrain from doing any or all things reasonably required by the General Partner to conduct such proceedings.

Section 9.4  Withholding.

Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that may be required to cause the Partnership and other Group Members to comply with any withholding requirements established under the Code or any other federal, state or local law including pursuant to Sections 1441, 1442, 1445 and 1446 of the Code. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any Partner (including by reason of Section 1446 of the Code), the General Partner may treat the amount withheld as a distribution of cash pursuant to Section 6.3 in the amount of such withholding from such Partner.

ARTICLE X

ADMISSION OF PARTNERS

Section 10.1  Admission of Limited Partners.

(a) AIM Oxford and C&T Coal were admitted to the Partnership as Initial Limited Partners on August 24, 2007. Additionally, from time to time prior to the IPO Closing Date, all Employee/Director Unitholders who held Units prior to the IPO Closing Date were admitted to the Partnership as Limited Partners.

(b) From and after the IPO Closing Date, by acceptance of the transfer of any Limited Partner Interests in accordance with Article IV or the acceptance of any Limited Partner Interests issued pursuant to Article V or pursuant to a merger or consolidation or conversion pursuant to Article XIV, and except as provided in Section 4.9, each transferee of, or other such Person acquiring, Limited Partner Interests (including any nominee holder or an agent or representative acquiring such Limited Partner Interests for the account of another Person) (i) shall be admitted to the Partnership as a Limited Partner with respect to the Limited Partner Interests so transferred or issued to such Person when any such transfer or admission is reflected in the books and records of the Partnership and such Limited Partner becomes the Record Holder of the Limited Partner Interests so transferred, (ii) shall become bound, and shall be deemed to have agreed to be bound, by the terms of this Agreement, (iii) represents that the transferee or other recipient has the capacity, power and authority to enter into this Agreement and (iv) makes the consents, acknowledgments and waivers contained in this Agreement, all with or without execution of this Agreement by such Person. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement. A Person may become a Limited Partner or Record Holder of a Limited Partner Interest without the consent or approval of any of the Partners. A Person may not become a Limited Partner without acquiring a Limited Partner Interest and until such Person is reflected in the books and records of the Partnership as the Record Holder of such Limited Partner Interest. The rights and obligations of a Person who is a Non-Citizen Assignee shall be determined in accordance with Section 4.9.

(c) The name and mailing address of each Limited Partner shall be listed on the books and records of the Partnership maintained for such purpose by the Partnership or the Transfer Agent. The General Partner shall update the books and records of the Partnership from time to time as necessary to reflect accurately the information therein (or shall cause the Transfer Agent to do so, as applicable). A Limited Partner Interest may be represented by a Certificate, as provided in Section 4.1.

(d) Any transfer of a Limited Partner Interest shall not entitle the transferee to share in the profits and losses, to receive distributions, to receive allocations of income, gain, loss, deduction or credit or any similar item or to any other rights to which the transferor was entitled until the transferee becomes a Limited Partner pursuant to Section 10.1(b).

Section 10.2  Admission of Successor or Additional General Partner.

A successor General Partner approved pursuant to Section 11.1 or Section 11.2 or the transferee of or successor to all or part of the General Partner Interest (represented by General Partner Units) pursuant to Section 4.6 who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as a General Partner, effective immediately prior to the withdrawal or removal of the predecessor or transferring General Partner, pursuant to Section 11.1 or 11.2 or the transfer of the General Partner Interest (represented by General Partner Units) pursuant to Section 4.6, provided, however, that no such Person shall be admitted to the Partnership as a successor or additional General Partner until compliance with the terms of Section 4.6 has occurred and such Person has executed and delivered such other documents or instruments as may be required to effect such admission, including a counterpart to this Agreement. Any such successor or additional General Partner is hereby authorized to, and shall, subject to the terms hereof, carry on the business of the members of the Partnership Group without dissolution.

Section 10.3  Amendment of Agreement and Certificate of Limited Partnership.

To effect the admission to the Partnership of any Partner, the General Partner shall take all steps necessary or appropriate under the Delaware Act to amend the records of the Partnership to reflect such admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, if required by law, the General Partner shall prepare and file an amendment to the Certificate of Limited Partnership.

ARTICLE XI

WITHDRAWAL OR REMOVAL OF PARTNERS

Section 11.1  Withdrawal of the General Partner.

(a) The General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an “Event of Withdrawal”);

(i) The General Partner voluntarily withdraws from the Partnership by giving written notice to the other Partners;

(ii) The General Partner transfers all of its rights as General Partner pursuant to Section 4.6;

(iii) The General Partner is removed pursuant to Section 11.2;

(iv) The General Partner (A) makes a general assignment for the benefit of creditors, (B) files a voluntary bankruptcy petition for relief under Chapter 7 of the United States Bankruptcy Code, (C) files a petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law, (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the General Partner in a proceeding of the type described in clauses (A)-(C) of this Section 11.1(a)(iv) or (E) seeks, consents to or acquiesces in the appointment of a trustee (but not a debtor-in-possession), receiver or liquidator of the General Partner or of all or any substantial part of its properties;

(v) A final and non-appealable order of relief under Chapter 7 of the United States Bankruptcy Code is entered by a court with appropriate jurisdiction pursuant to a voluntary or involuntary petition by or against the General Partner; or

(vi) (A) in the event the General Partner is a corporation, a certificate of dissolution or its equivalent is filed for the General Partner, or 90 days expire after the date of notice to the General Partner of revocation of its charter without a reinstatement of its charter, under the laws of its state of incorporation, (B) in the event the General Partner is a partnership or a limited liability company, the dissolution and commencement of winding up of the General Partner, (C) in the event the General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust, (D) in the event the General Partner is a natural person, his death or adjudication of incompetency and (E) otherwise in the event of the termination of the General Partner.

If an Event of Withdrawal specified in Section 11.1(a)(iv), (v) or (vi)(A), (B) or (C) occurs, the withdrawing General Partner shall give notice to the Limited Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this Section 11.1 shall result in the withdrawal of the General Partner from the Partnership.

(b) Withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances: (i) at any time during the period beginning on the IPO Closing Date and ending at 12:00 midnight Eastern Time on June 30, 2020 that the General Partner voluntarily withdraws by giving at least 90 days’ advance notice to the Unitholders of its intention to withdraw; provided that, prior to the effective date of such withdrawal, the withdrawal is approved by Unitholders holding at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates), such withdrawal to take effect on the date specified in such notice and that, prior to the effective date of such withdrawal, the General Partner delivers to the Partnership an Opinion of Counsel (a “Withdrawal Opinion of Counsel”) that such withdrawal (following the selection of the successor General Partner) would not result in the loss of the limited liability of any Limited Partner or any Group Member or cause any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously so treated or taxed); (ii) any time after 12:00 midnight Eastern Time on June 30, 2020, the General Partner voluntarily withdraws by giving at least 90 days advance notice to the Unitholders, such withdrawal to take effect on the date specified in such notice (provided that, prior to the effective date of such withdrawal, the General Partner delivers to the Partnership a Withdrawal Opinion of Counsel) or (iii) at any time that the General Partner ceases to be the General Partner pursuant to Section 11.1(a)(ii) or is removed pursuant to Section 11.2. To the fullest extent permitted by law, the withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall also constitute the withdrawal of the General Partner as general partner or managing member, if any, to the extent applicable, of the other Group Members. If the General Partner gives a notice of withdrawal pursuant to Section 11.1(a)(i), the holders of a Unit Majority, may, prior to the effective date of such withdrawal, elect a successor General Partner. To the fullest extent permitted by law, the Person so elected as successor General Partner shall automatically become the successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If, prior to the effective date of the General Partner’s withdrawal, a successor is not selected by the Unitholders as provided herein or the Partnership does not receive a Withdrawal Opinion of Counsel, the Partnership shall be dissolved in accordance with Section 12.1. Any successor General Partner elected in accordance with the terms of this Section 11.1 shall be subject to the provisions of Section 10.2.

Section 11.2  Removal of the General Partner.

The General Partner may be removed if such removal is approved by the Unitholders holding at least 80% of the Outstanding Units (including Units held by the General Partner and its Affiliates) voting as a single class. Any such action by such holders for removal of the General Partner must also provide for the election of a successor General Partner by the Unitholders holding a majority of the outstanding Common Units voting as a separate class and a majority of the outstanding Subordinated Units (if any Subordinated Units are then Outstanding) voting as a separate class (including, in each case, Units held by the General Partner and its Affiliates). Such removal shall be effective immediately following the admission of a successor General Partner pursuant to Section 10.2. To the fullest extent permitted by law, the removal of the General Partner shall also automatically constitute the removal of the General Partner as general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. To the fullest extent permitted by law, if a Person is elected as a successor General Partner in accordance with the terms of this Section 11.2, such Person shall, upon admission pursuant to Section 10.2, automatically become a successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. The right of the holders of Outstanding Units to remove the General Partner shall not exist or be exercised unless the Partnership has received an opinion opining as to the matters covered by a Withdrawal Opinion of Counsel. Any successor General Partner elected in accordance with the terms of this Section 11.2 shall be subject to the provisions of Section 10.2.

Section 11.3  Interest of Departing General Partner and Successor General Partner.

(a) In the event of (i) withdrawal of the General Partner under circumstances where such withdrawal does not violate this Agreement or (ii) removal of the General Partner by the holders of Outstanding Units under circumstances where Cause does not exist, if the successor General Partner is elected in accordance with the terms of Section 11.1 or Section 11.2, the Departing General Partner shall have the option, exercisable prior to the effective date of the departure of such Departing General Partner, to require its successor to purchase its General Partner Interest (represented by General Partner Units) and its general partner interest (or equivalent interest), if any, in the other Group Members and all of its Incentive Distribution Rights (collectively, the “Combined Interest”) in exchange for an amount in cash equal to the fair market value of such Combined Interest, such amount to be determined and payable as of the effective date of its departure. If the General Partner is removed by the Unitholders under circumstances where Cause exists or if the General Partner withdraws under circumstances where such withdrawal violates this Agreement, and if a successor General Partner is elected in accordance with the terms of Section 11.1 or Section 11.2 (or if the business of the Partnership is continued pursuant to Section 12.2 and the successor General Partner is not the former General Partner), such successor shall have the option, exercisable prior to the effective date of the departure of such Departing General Partner (or, in the event the business of the Partnership is continued, prior to the date the business of the Partnership is continued), to purchase the Combined Interest in exchange for an amount in cash equal to the fair market value of such Combined Interest of the Departing General Partner. In either event, the Departing General Partner shall be entitled to receive all reimbursements due such Departing General Partner pursuant to Section 7.4, including any employee-related liabilities (including severance liabilities), incurred in connection with the termination of any employees employed by the Departing General Partner or its Affiliates (other than any Group Member) for the benefit of the Partnership or the other Group Members.

For purposes of this Section 11.3(a), the fair market value of the Departing General Partner’s Combined Interest shall be determined by agreement between the Departing General Partner and its successor or, failing agreement within 30 days after the effective date of such Departing General Partner’s departure, by an independent investment banking firm or other independent expert selected by the Departing General Partner and its successor, which, in turn, may rely on other experts, and the determination of which shall be conclusive as to such matter. If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such departure, then the Departing General Partner shall designate an independent investment banking firm or other independent expert, the Departing General Partner’s successor shall designate an independent investment banking firm or other independent expert, and such firms or experts shall mutually select a third independent investment banking firm or independent expert, which third independent investment banking firm or other independent expert shall determine the fair market value of the Combined Interest of the Departing General Partner. In making its determination, such third independent investment banking firm or other independent expert may consider the then current trading price of Units on any National Securities Exchange on which Units are then listed or admitted to trading, the value of the Partnership’s assets, the rights and obligations of the Departing General Partner and other factors it may deem relevant.

(b) If the Combined Interest is not purchased in the manner set forth in Section 11.3(a), the Departing General Partner (or its transferee) shall become a Limited Partner and its Combined Interest shall be converted into Common Units pursuant to a valuation made by an investment banking firm or other independent expert selected pursuant to Section 11.3(a), without reduction in such Partnership Interest (but subject to proportionate dilution by reason of the admission of its successor). Any successor General Partner shall indemnify the Departing General Partner (or its transferee) as to all debts and liabilities of the Partnership arising on or after the date on which the Departing General Partner (or its transferee) becomes a Limited Partner. For purposes of this Agreement, conversion of the Combined Interest of the Departing General Partner to Common Units will be characterized as if the Departing General Partner (or its transferee) contributed its Combined Interest to the Partnership in exchange for the newly issued Common Units.

(c) If a successor General Partner is elected in accordance with the terms of Section 11.1 or Section 11.2 (or if the business of the Partnership is continued pursuant to Section 12.2 and the successor General Partner is not the former General Partner) and the option described in Section 11.3(a) is not exercised by the party entitled to do so, the successor General Partner shall, at the effective date of its admission to the Partnership, contribute to the Partnership cash in the amount equal to the product of (x) the quotient obtained by dividing (A) the Percentage Interest of the General Partner Interest of the Departing General Partner by (B) a percentage equal to 100% less the Percentage Interest of the General Partner Interest of the Departing General Partner and (y) the Net Agreed Value of the Partnership’s assets on such date. In such event, such successor General Partner shall, subject to the following sentence, be entitled to its Percentage Interest of all Partnership allocations and distributions to which the Departing General Partner was entitled in respect of its General Partner Interest. In addition, the successor General Partner shall cause this Agreement to be amended to reflect that, from and after the date of such successor General Partner’s admission, the successor General Partner’s interest in all Partnership distributions and allocations shall be its Percentage Interest.

Section 11.4  Termination of Subordination Period, Conversion of Subordinated Units and Extinguishment of Cumulative Common Unit Arrearages.

Notwithstanding any provision of this Agreement, if the General Partner is removed as general partner of the Partnership under circumstances where Cause does not exist and Units held by the General Partner and its Affiliates are not voted in favor of such removal, (i) the Subordination Period will end and all Outstanding Subordinated Units will immediately and automatically convert into Common Units on a one-for-one basis (provided, however, that such converted Subordinated Units shall remain subject to the provisions of Sections 5.5(c)(ii), 6.1(d)(x) and 6.7(c)), (ii) all Cumulative Common Unit Arrearages on the Common Units will be extinguished and (iii) the General Partner will have the right to convert its General Partner Interest (represented by General Partner Units) and its Incentive Distribution Rights into Common Units or to receive cash in exchange therefor in accordance with Section 11.3.

Section 11.5  Withdrawal of Limited Partners.

No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner’s Limited Partner Interest becomes a Record Holder of the Limited Partner Interest so transferred, such transferring Limited Partner shall cease to be a Limited Partner with respect to the Limited Partner Interest so transferred.

ARTICLE XII

DISSOLUTION AND LIQUIDATION

Section 12.1  Dissolution.

The Partnership shall not be dissolved by the admission of additional Limited Partners or by the admission of a successor or additional General Partner in accordance with the terms of this Agreement. Upon the removal or other event of withdrawal of the General Partner, if a successor General Partner is elected pursuant to Section 11.1, Section 11.2 or Section 12.2, the Partnership shall not be dissolved and such successor General Partner is hereby authorized to, and shall, continue the business of the Partnership. The Partnership shall dissolve, and (subject to Section 12.2) its affairs shall be wound up, upon:

(a) an Event of Withdrawal of the General Partner as provided in Section 11.1(a) (other than Section 11.1(a)(ii)), unless a successor is elected and an Opinion of Counsel is received as provided in Section 11.1(b) or 11.2 and such successor is admitted to the Partnership pursuant to Section 10.2;

(b) an election to dissolve the Partnership by the General Partner that is approved by the holders of a Unit Majority;

(c) the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Delaware Act; or

(d) at any time there are no Limited Partners, unless the Partnership is continued without dissolution in accordance with the Delaware Act.

Section 12.2  Continuation of the Business of the Partnership After Dissolution.

Upon (a) dissolution of the Partnership following an Event of Withdrawal caused by the withdrawal or removal of the General Partner as provided in Section 11.1(a)(i) or (iii) and the failure of the Partners to select a successor to such Departing General Partner pursuant to Section 11.1 or Section 11.2, then, to the fullest extent permitted by law, within 90 days thereafter, or (b) dissolution of the Partnership upon an event constituting an Event of Withdrawal as defined in Section 11.1(a)(iv), (v) or (vi), then, to the fullest extent permitted by law, within 180 days thereafter, the holders of a Unit Majority may elect in writing to continue the business of the Partnership on the same terms and conditions set forth in this Agreement by appointing, effective as of the date of the Event of Withdrawal, as a successor General Partner a Person approved by the holders of a Unit Majority. Unless such an election is made within the applicable time period as set forth above, the Partnership shall dissolve and conduct only activities necessary to wind up its affairs. If such an election is so made, then:

(i) the Partnership shall continue without dissolution unless earlier dissolved in accordance with this Article XII;

(ii) if the successor General Partner is not the former General Partner, then the interest of the former General Partner shall be treated in the manner provided in Section 11.3; and

(iii) the successor General Partner shall be admitted to the Partnership as General Partner, effective as of the Event of Withdrawal, by agreeing in writing to be bound by this Agreement;

provided, that the right of the holders of a Unit Majority to approve a successor General Partner and to continue the business of the Partnership shall not exist and may not be exercised unless the Partnership has received an Opinion of Counsel that (x) the exercise of the right would not result in the loss of limited liability of any Limited Partner and (y) neither the Partnership nor any Group Member would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of such right to continue (to the extent not already so treated or taxed).

Section 12.3  Liquidator.

Upon dissolution of the Partnership, the General Partner, or if none, a Unit Majority, shall select one or more Persons to act as Liquidator. The Liquidator (if other than the General Partner) shall be entitled to receive such compensation for its services as may be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. The Liquidator (if other than the General Partner) shall agree not to resign at any time without 15 days’ prior notice and may be removed at any time, with or without cause, by notice of removal approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this Article XII, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in Section 7.3) necessary or appropriate to carry out the duties and functions of the Liquidator hereunder for and during the period of time required to complete the winding up and liquidation of the Partnership as provided for herein.

Section 12.4  Liquidation.

The Liquidator shall proceed to dispose of the assets of the Partnership, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as determined by the Liquidator, subject to Section 17-804 of the Delaware Act and the following:

(a) The assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidator and such Partner or Partners may agree. If any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 12.4(c) to have received cash equal to its fair market value; and contemporaneously therewith, appropriate cash distributions must be made to the other Partners. The Liquidator may defer liquidation or distribution of the Partnership’s assets for a reasonable time if it determines that an immediate sale or distribution of all or some of the Partnership’s assets would be impractical or would cause undue loss to the Partners.

(b) The Liquidator shall first satisfy the liabilities of the Partnership. Liabilities of the Partnership include amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 12.3) and amounts to Partners otherwise than in respect of their distribution rights under Article VI. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.

(c) All property and all cash in excess of that required to discharge liabilities as provided in Section 12.4(b) shall be distributed to the Partners in accordance with, and to the extent of, the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments (other than those made by reason of distributions pursuant to this Section 12.4(c)) for the taxable year of the Partnership during which the liquidation of the Partnership occurs (with such date of occurrence being determined pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(g)), and such distribution shall be made by the end of such taxable year (or, if later, within 90 days after said date of such occurrence).

Section 12.5  Cancellation of Certificate of Limited Partnership.

Upon the completion of the distribution of Partnership cash and property as provided in Section 12.4 in connection with the liquidation of the Partnership, the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

Section 12.6  Return of Contributions.

The General Partner shall not be personally liable for, and shall have no obligation to contribute or loan any money or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the Limited Partners or Unitholders, or any portion thereof, it being expressly understood that any such return shall be made solely from Partnership assets.

Section 12.7  Waiver of Partition.

To the maximum extent permitted by law, each Partner hereby waives any right to partition of the Partnership property.

Section 12.8  Capital Account Restoration.

No Limited Partner shall have any obligation to restore any negative balance in its Capital Account upon liquidation of the Partnership. The General Partner shall be obligated to restore any negative balance in its Capital Account upon liquidation of its interest in the Partnership by the end of the taxable year of the Partnership during which such liquidation occurs, or, if later, within 90 days after the date of such liquidation.

ARTICLE XIII

AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE

Section 13.1  Amendments to be Adopted Solely by the General Partner.

Each Partner agrees that the General Partner, without the approval of any Partner, may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

(a) a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;

(b) admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

(c) a change that the General Partner determines to be necessary or appropriate to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of any state or to ensure that the Group Members will not be treated as associations taxable as corporations or otherwise taxed as entities for federal income tax purposes;

(d) a change that the General Partner determines, (i) does not adversely affect in any material respect the Limited Partners considered as a whole or any particular class of Partnership Interests as compared to other classes of Partnership Interests, (ii) to be necessary or appropriate to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act) or (B) facilitate the trading of the Units (including the division of any class or classes of Outstanding Units into different classes to facilitate uniformity of tax consequences within such classes of Units) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are or will be listed or admitted to trading, (iii) to be necessary or appropriate in connection with action taken by the General Partner pursuant to Section 5.9 or (iv) is required to effect the intent expressed in the registration statement for the Initial Public Offering or this Agreement or is otherwise contemplated by this Agreement;

(e) a change in the fiscal year or taxable year of the Partnership and any other changes that the General Partner determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of the Partnership including, if the General Partner shall so determine, a change in the definition of “Quarter” and the dates on which distributions are to be made by the Partnership;

(f) an amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership, or the General Partner or its directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

(g) an amendment that the General Partner determines to be necessary or appropriate in connection with the authorization of issuance of any class or series of Partnership Securities pursuant to Section 5.6, including any amendment that the General Partner determines is necessary or appropriate in connection with (i) the adjustments of the Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution pursuant to the provisions of Section 5.11, (ii) the implementation of the provisions of Section 5.11 or (iii) any modifications to the Incentive Distribution Rights made in connection with the issuance of Partnership Securities pursuant to Section 5.6, provided that, with respect to this clause (iii), the modifications to the Incentive Distribution Rights and the related issuance of Partnership Securities have received Special Approval;

(h) any amendment expressly permitted in this Agreement to be made by the General Partner acting alone;

(i) an amendment effected, necessitated or contemplated by a Merger Agreement approved in accordance with Section 14.3;

(j) an amendment that the General Partner determines to be necessary or appropriate to reflect and account for the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by the Partnership of activities permitted by Section 2.4;

(k) a merger, conveyance or conversion pursuant to Section 14.3(d); or

(l) any other amendments substantially similar to the foregoing.

Section 13.2  Amendment Procedures.

Except as provided in Section 13.1 and Section 13.3, all amendments to this Agreement shall be made in accordance with the requirements contained in this Section 13.2. Amendments to this Agreement may be proposed only by the General Partner; provided, however, to the full extent permitted by law, that the General

Partner shall have no duty or obligation to propose any amendment to this Agreement and may decline to do so free of any fiduciary duty or obligation whatsoever to the Partnership, any Limited Partner and, in declining to propose an amendment, to the fullest extent permitted by law shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. A proposed amendment shall be effective upon its approval by the General Partner and the holders of a Unit Majority, unless a greater or different percentage is required under this Agreement or by Delaware law. Each proposed amendment that requires the approval of the holders of a specified percentage of Outstanding Units shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the General Partner shall seek the written approval of the requisite percentage of Outstanding Units or call a meeting of the Unitholders to consider and vote on such proposed amendment, in each case in accordance with the other provisions of this Article XIII. The General Partner shall notify all Record Holders upon final adoption of any such proposed amendments.

Section 13.3  Amendment Requirements.

(a) Notwithstanding the provisions of Section 13.1 and Section 13.2, no provision of this Agreement that establishes a percentage of Outstanding Units (including Units deemed owned by the General Partner) required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing such voting percentage unless such amendment is approved by the written consent or the affirmative vote of holders of Outstanding Units whose aggregate Outstanding Units constitute not less than the voting requirement sought to be reduced.

(b) Notwithstanding the provisions of Section 13.1 and Section 13.2, no amendment to this Agreement may (i) enlarge the obligations of any Limited Partner without its consent, unless such shall be deemed to have occurred as a result of an amendment approved pursuant to Section 13.3(c), or (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, the General Partner or any of its Affiliates without its consent, which consent may be given or withheld at its option.

(c) Except as provided in Section 14.3, and without limitation of the General Partner’s authority to adopt amendments to this Agreement without the approval of any Partners as contemplated in Section 13.1, any amendment that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of Partnership Interests must be approved by the holders of not less than a majority of the Outstanding Partnership Interests of the class so affected.

(d) Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 13.1 and except as otherwise provided by Section 14.3(b), no amendments shall become effective without the approval of the holders of at least 90% of the Outstanding Units voting as a single class unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under applicable law.

(e) Except as provided in Section 13.1, this Section 13.3 shall only be amended with the approval of the holders of at least 90% of the Outstanding Units.

Section 13.4  Special Meetings.

All acts of Limited Partners to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII. Special meetings of the Limited Partners may be called by the General Partner or by Limited Partners owning 20% or more of the Outstanding Units of the class or classes for which a meeting is proposed. Limited Partners shall call a special meeting by delivering to the General Partner one or more requests in writing stating that the signing Limited Partners wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called. Within 60 days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the General Partner shall send a notice of the meeting to the Limited Partners either directly or indirectly through the Transfer Agent. A meeting shall be held at a time and place determined by the General Partner on a date not less than 10 days nor more than 60 days after the time notice of the meeting is given as provided in Section 16.1. Limited Partners shall not vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business.

Section 13.5  Notice of a Meeting.

Notice of a meeting called pursuant to Section 13.4 shall be given to the Record Holders of the class or classes of Units for which a meeting is proposed in writing by mail or other means of written communication in accordance with Section 16.1 at least 10 days in advance of such meeting. The notice shall be deemed to have been given at the time when deposited in the mail or sent by other means of written communication.

Section 13.6  Record Date.

For purposes of determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners or to give approvals without a meeting as provided in Section 13.11 the General Partner may set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading, in which case the rule, regulation, guideline or requirement of such National Securities Exchange shall govern) or (b) in the event that approvals are sought without a meeting, the date by which Limited Partners are requested in writing by the General Partner to give such approvals. If the General Partner does not set a Record Date, then (a) the Record Date for determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners shall be the close of business on the day next preceding the day on which notice is given and (b) the Record Date for determining the Limited Partners entitled to give approvals without a meeting shall be the date the first written approval is deposited with the Partnership in care of the General Partner in accordance with Section 13.11.

Section 13.7  Adjournment.

When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. At the adjourned meeting, the Partnership may transact any business that might have been transacted at the original meeting. If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article XIII.

Section 13.8  Waiver of Notice; Approval of Meeting.

The transactions of any meeting of Limited Partners, however called and noticed, and whenever held, shall be as valid as if it had occurred at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy. Attendance of a Limited Partner at a meeting shall constitute a waiver of notice of the meeting, except when the Limited Partner attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened; and except that attendance at a meeting is not a waiver of any right to disapprove the consideration of matters required to be included in the notice of the meeting, but not so included, if the disapproval is expressly made at the meeting.

Section 13.9  Quorum and Voting.

The holders of a majority of the Outstanding Units of the class or classes for which a meeting has been called (including Outstanding Units deemed owned by the General Partner) represented in person or by proxy shall constitute a quorum at a meeting of Limited Partners of such class or classes unless any such action by the Limited Partners requires approval by holders of a greater percentage of such Units, in which case the quorum shall be such greater percentage. At any meeting of the Limited Partners duly called and held in accordance with this Agreement at which a quorum is present, the act of Limited Partners holding Outstanding Units that in the aggregate represent a majority of the Outstanding Units entitled to vote and be present in person or by proxy at such meeting shall be deemed to constitute the act of all Limited Partners, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Limited Partners holding Outstanding Units that in the aggregate represent at least such greater or different percentage shall be required. The Limited Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Limited Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by the required percentage of Outstanding Units specified in this Agreement (including Outstanding Units deemed owned by the General Partner). In the absence of a quorum any meeting of Limited Partners may be adjourned from time to time by the affirmative vote of holders of at least a majority of the Outstanding Units present and entitled to vote at such meeting (including Outstanding Units deemed owned by the General Partner) represented either in person or by proxy, but no other business may be transacted, except as provided in Section 13.7.

Section 13.10  Conduct of a Meeting.

The General Partner shall have full power and authority concerning the manner of conducting any meeting of the Limited Partners or solicitation of approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 13.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting. The General Partner shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Partnership maintained by the General Partner. The General Partner may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Limited Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the revocation of approvals in writing.

Section 13.11  Action Without a Meeting.

If authorized by the General Partner, any action that may be taken at a meeting of the Limited Partners may be taken without a meeting if an approval in writing setting forth the action so taken is signed by Limited Partners owning not less than the minimum percentage of the Outstanding Units (including Units deemed owned by the General Partner) that would be necessary to authorize or take such action at a meeting at which all the Limited Partners were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading, in which case the rule, regulation, guideline or requirement of such National Securities Exchange shall govern). Prompt notice of the taking of action without a meeting shall be given to the Limited Partners who have not approved in writing. The General Partner may specify that any written ballot submitted to Limited Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the General Partner. If a ballot returned to the Partnership does not vote all of the Units held by the Limited Partners, the Partnership shall be deemed to have failed to receive a ballot for the Units that were not voted. If approval of the taking of any action by the Limited Partners is solicited by any Person other than by or on behalf of the General Partner, the written approvals shall have no force and effect unless and until (a) they are deposited with the Partnership in care of the General Partner, (b) approvals sufficient to take the action proposed are dated as of a date not more than 90 days prior to the date sufficient approvals are deposited with the Partnership and (c) an Opinion of Counsel is delivered to the General Partner to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability and (ii) is otherwise permissible under the state statutes then governing the rights, duties and liabilities of the Partnership and the Partners.

Section 13.12  Right to Vote and Related Matters.

(a) Only those Record Holders of the Units on the Record Date set pursuant to Section 13.6 (and also subject to the limitations contained in the definition of “Outstanding”) shall be entitled to notice of, and to vote at, a meeting of Limited Partners or to act with respect to matters as to which the holders of the

Outstanding Units have the right to vote or to act. All references in this Agreement to votes of, or other acts that may be taken by, the Outstanding Units shall be deemed to be references to the votes or acts of the Record Holders of such Outstanding Units.

(b) With respect to Units that are held for a Person’s account by another Person (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Units are registered, such other Person shall, in exercising the voting rights in respect of such Units on any matter, and unless the arrangement between such Persons provides otherwise, vote such Units in favor of, and at the direction of, the Person who is the beneficial owner, and the Partnership shall be entitled to assume it is so acting without further inquiry. The provisions of this Section 13.12(b) (as well as all other provisions of this Agreement) are subject to the provisions of Section 4.3.

ARTICLE XIV

MERGER, CONSOLIDATION OR CONVERSION

Section 14.1  Authority.

The Partnership may merge or consolidate with or into one or more corporations, limited liability companies, statutory trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a partnership (whether general or limited (including a limited liability partnership)) or convert into any such entity, whether such entity is formed under the laws of the State of Delaware or any other state of the United States of America, pursuant to a written plan of merger or consolidation (“Merger Agreement”) or a written plan of conversion (“Plan of Conversion”), as the case may be, in accordance with this Article XIV.

Section 14.2  Procedure for Merger, Consolidation or Conversion.

(a) Merger, consolidation or conversion of the Partnership pursuant to this Article XIV requires the prior consent of the General Partner, provided, however, that, to the fullest extent permitted by law, the General Partner shall have no duty or obligation to consent to any merger, consolidation or conversion of the Partnership and may decline to do so free of any fiduciary duty or obligation whatsoever to the Partnership, any Limited Partner and, in declining to consent to a merger, consolidation or conversion, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any other agreement contemplated hereby or under the Act or any other law, rule or regulation or at equity.

(b) If the General Partner shall determine to consent to the merger or consolidation, the General Partner shall approve the Merger Agreement, which shall set forth:

(i) the name and state of domicile of each of the business entities proposing to merge or consolidate;

(ii) the name and state of domicile of the business entity that is to survive the proposed merger or consolidation (the “Surviving Business Entity”);

(iii) the terms and conditions of the proposed merger or consolidation;

(iv) the manner and basis of exchanging or converting the equity securities of each constituent business entity for, or into, cash, property or interests, rights, securities or obligations of the Surviving Business Entity and (A) if any general or limited partner interests, securities or rights of any constituent business entity are not to be exchanged or converted solely for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity, the cash, property or interests, rights, securities or obligations of any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other entity (other than the Surviving Business Entity) that the holders of such general or limited partner interests, securities or rights are to receive in exchange for, or upon conversion of their interests, securities or rights and (B) in the case of securities represented by certificates, upon the surrender of such certificates, which cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other entity (other than the Surviving Business Entity), or evidences thereof, are to be delivered;

(v) a statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership, certificate of formation or limited liability company agreement, operating agreement or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation;

(vi) the effective time of the merger, which may be the date of the filing of the certificate of merger pursuant to Section 14.4 or a later date specified in or determinable in accordance with the Merger Agreement (provided, that if the effective time of the merger is to be later than the date of the filing of such certificate of merger, the effective time shall be fixed at a date or time certain at or prior to the time of the filing of such certificate of merger and stated therein); and

(vii) such other provisions with respect to the proposed merger or consolidation that the General Partner determines to be necessary or appropriate.

(c) If the General Partner shall determine to consent to the conversion, the General Partner shall approve the Plan of Conversion, which shall set forth:

(i) the name of the converting entity and the converted entity;

(ii) a statement that the Partnership is continuing its existence in the organizational form of the converted entity;

(iii) a statement as to the type of entity that the converted entity is to be and the state or country under the laws of which the converted entity is to be incorporated, formed or organized;

(iv) the manner and basis of exchanging or converting the equity securities of each constituent business entity for, or into, cash, property or interests, rights, securities or obligations of the converted entity;

(v) in an attachment or exhibit, the certificate of limited partnership of the Partnership;

(vi) in an attachment or exhibit, the certificate of limited partnership, articles of incorporation, or other organizational documents of the converted entity;

(vii) the effective time of the conversion, which may be the date of the filing of the certificate of conversion or a later date specified in or determinable in accordance with the Plan of Conversion (provided, that if the effective time of the conversion is to be later than the date of the filing of such certificate of conversion, the effective time shall be fixed at a date or time certain at or prior to the time of the filing of such certificate of conversion and stated therein); and

(viii) such other provisions with respect to the proposed conversion that the General Partner determines to be necessary or appropriate.

Section 14.3  Approval by Limited Partners.

(a) Except as provided in Sections 14.3(d) and 14.3(e), the General Partner, upon its approval of the Merger Agreement or the Plan of Conversion, as the case may be, shall direct that the Merger Agreement or the Plan of Conversion, as applicable, be submitted to a vote of Limited Partners, whether at a special meeting or by written consent, in either case in accordance with the requirements of Article XIII. A copy or a summary of the Merger Agreement or the Plan of Conversion, as the case may be, shall be included in or enclosed with the notice of a special meeting or the written consent.

(b) Except as provided in Sections 14.3(d) and 14.3(e), the Merger Agreement or Plan of Conversion, as the case may be, shall be approved upon receiving the affirmative vote or consent of the holders of a Unit Majority.

(c) Except as provided in Sections 14.3(d) and 14.3(e), after such approval by vote or consent of the Limited Partners, and at any time prior to the filing of the certificate of merger or certificate of conversion pursuant to Section 14.4, the merger, consolidation or conversion may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement or Plan of Conversion, as the case may be.

(d) Notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to convert the Partnership or any Group Member into a new limited liability entity, to merge the Partnership or any Group Member into, or convey all of the Partnership’s assets to, another limited liability entity that shall be newly formed and shall have no assets, liabilities or operations at the time of such conversion, merger or conveyance other than those it receives from the Partnership or other Group Member if (i) the General Partner has received an Opinion of Counsel that the conversion, merger or conveyance, as the case may be, would not result in the loss of the limited liability of any Limited Partner or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such), (ii) the sole purpose of such conversion, merger, or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity and (iii) the governing instruments of the new entity provide the Limited Partners and the General Partner with the same rights and obligations as are herein contained.

(e) Additionally, notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to merge or consolidate the Partnership with or into another entity if (i) the General Partner has received an Opinion of Counsel that the merger or consolidation, as the case may be, would not result in the loss of the limited liability of any Limited Partner or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such), (ii) the merger or consolidation would not result in an amendment to this Agreement, other than any amendments that could be adopted pursuant to Section 13.1, (iii) the Partnership is the Surviving Business Entity in such merger or consolidation, (iv) each Unit outstanding immediately prior to the effective date of the merger or consolidation is to be a substantially identical Unit of the Partnership after the effective date of the merger or consolidation, and (v) the number of Partnership Securities to be issued by the Partnership in such merger or consolidation does not exceed 20% of the Partnership Securities Outstanding immediately prior to the effective date of such merger or consolidation.

(f) Pursuant to Section 17-211(g) of the Delaware Act, an agreement of merger or consolidation approved in accordance with this Article XIV may (a) effect any amendment to this Agreement or (b) effect the adoption of a new partnership agreement for the Partnership if it is the Surviving Business Entity. Any such amendment or adoption made pursuant to this Section 14.3 shall be effective at the effective time or date of the merger or consolidation.

Section 14.4  Certificate of Merger.

Upon the required approval by the General Partner and the Unitholders of a Merger Agreement or a Plan of Conversion, as the case may be, a certificate of merger or certificate of conversion, as applicable, shall be executed and filed with the Secretary of State of the State of Delaware in conformity with the requirements of the Delaware Act.

Section 14.5  Effect of Merger, Consolidation or Conversion.

(a) At the effective time of the certificate of merger:

(i) all of the rights, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities, shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;

(ii) the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger or consolidation;

(iii) all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

(iv) all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

(b) At the effective time of the certificate of conversion:

(i) the Partnership shall continue to exist, without interruption, but in the organizational form of the converted entity rather than in its prior organizational form;

(ii) all rights, title, and interests to all real estate and other property owned by the Partnership shall continue to be owned by the converted entity in its new organizational form without reversion or impairment, without further act or deed, and without any transfer or assignment having occurred, but subject to any existing liens or other encumbrances thereon;

(iii) all liabilities and obligations of the Partnership shall continue to be liabilities and obligations of the converted entity in its new organizational form without impairment or diminution by reason of the conversion;

(iv) all rights of creditors or other parties with respect to or against the prior interest holders or other owners of the Partnership in their capacities as such in existence as of the effective time of the conversion will continue in existence as to those liabilities and obligations and may be pursued by such creditors and obligees as if the conversion did not occur;

(v) a proceeding pending by or against the Partnership or by or against any of Partners in their capacities as such may be continued by or against the converted entity in its new organizational form and by or against the prior partners without any need for substitution of parties; and

(vi) the Partnership Units that are to be converted into partnership interests, shares, evidences of ownership, or other securities in the converted entity as provided in the Plan of Conversion shall be so converted, and Partners shall be entitled only to the rights provided in the Plan of Conversion.

ARTICLE XV

RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS

Section 15.1  Right to Acquire Limited Partner Interests.

(a) Notwithstanding any other provision of this Agreement, if at any time from and after the IPO Closing Date the General Partner and its Affiliates hold more than 80% of the total Limited Partner Interests of any class then Outstanding, the General Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the General Partner, exercisable at its option, to purchase all, but not less than all, of such Limited Partner Interests of such class then Outstanding held by Persons other than the General Partner and its Affiliates, at the greater of (x) the Current Market Price as of the date three days prior to the date that the notice described in Section 15.1(b) is mailed and (y) the highest price paid by the General Partner or any of its Affiliates for any such Limited Partner Interest of such class purchased during the 90-day period preceding the date that the notice described in Section 15.1(b) is mailed.

(b) If the General Partner, any Affiliate of the General Partner or the Partnership elects to exercise the right to purchase Limited Partner Interests granted pursuant to Section 15.1(a), the General Partner shall deliver to the Transfer Agent notice of such election to purchase (the “Notice of Election to Purchase”) and shall cause the Transfer Agent to mail a copy of such Notice of Election to Purchase to the Record Holders of Limited Partner Interests of such class or classes (as of a Record Date selected by the General Partner) at least 10, but not more than 60, days prior to the Purchase Date. Such Notice of Election to Purchase shall also be published for a period of at least three consecutive days in at least two daily newspapers of general circulation printed in the English language and published in the Borough of Manhattan, New York. The Notice of

Election to Purchase shall specify the Purchase Date and the price (determined in accordance with Section 15.1(a)) at which Limited Partner Interests will be purchased and state that the General Partner, its Affiliate or the Partnership, as the case may be, elects to purchase such Limited Partner Interests, upon surrender of Certificates representing such Limited Partner Interests in exchange for payment, at such office or offices of the Transfer Agent as the Transfer Agent may specify, or as may be required by any National Securities Exchange on which such Limited Partner Interests are listed. Any such Notice of Election to Purchase mailed to a Record Holder of Limited Partner Interests at his address as reflected in the records of the Transfer Agent shall be conclusively presumed to have been given regardless of whether the owner receives such notice. On or prior to the Purchase Date, the General Partner, its Affiliate or the Partnership, as the case may be, shall deposit with the Transfer Agent cash in an amount sufficient to pay the aggregate purchase price of all of such Limited Partner Interests to be purchased in accordance with this Section 15.1. If the Notice of Election to Purchase shall have been duly given as aforesaid at least 10 days prior to the Purchase Date, and if on or prior to the Purchase Date the deposit described in the preceding sentence has been made for the benefit of the holders of Limited Partner Interests subject to purchase as provided herein, then from and after the Purchase Date, notwithstanding that any Certificate shall not have been surrendered for purchase, all rights of the holders of such Limited Partner Interests (including any rights pursuant to Article IV, Article V, Article VI, and Article XII) shall thereupon cease, except the right to receive the purchase price (determined in accordance with Section 15.1(a)) for Limited Partner Interests therefor, without interest, upon surrender to the Transfer Agent of any Certificates representing such Limited Partner Interests, and such Limited Partner Interests shall thereupon be deemed to be transferred to the General Partner, its Affiliate or the Partnership, as the case may be, on the record books of the Transfer Agent and the Partnership, and the General Partner or any Affiliate of the General Partner, or the Partnership, as the case may be, shall be deemed to be the owner of all such Limited Partner Interests from and after the Purchase Date and shall have all rights as the owner of such Limited Partner Interests (including all rights as owner of such Limited Partner Interests pursuant to Article IV, Article V, Article VI and Article XII).

(c) At any time from and after the Purchase Date, a holder of an Outstanding Limited Partner Interest subject to purchase as provided in this Section 15.1 may surrender any Certificate evidencing such Limited Partner Interest to the Transfer Agent in exchange for payment of the amount described in Section 15.1(a), therefor, without interest thereon.

ARTICLE XVI

GENERAL PROVISIONS

Section 16.1  Addresses and Notices; Written Communications.

(a) Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Partner under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Partner at the address described below. Any notice, payment or report to be given or made to a Partner hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Partnership Securities at his address as shown on the records of the Transfer Agent or as otherwise shown on the records of the Partnership, regardless of any claim of any Person who may have an interest in such Partnership Securities by reason of any assignment or otherwise. An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 16.1 executed by the General Partner, the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report addressed to a Record Holder at the address of such Record Holder appearing on the books and records of the Transfer Agent or the Partnership is returned by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver it, such notice, payment or report and any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the Partnership of a change in his address) if they are available for the Partner at the principal office of the Partnership for a period of one year from the date of the giving or making of such notice, payment or report to the other Partners. Any notice to the Partnership shall be deemed given if received by the General Partner at the principal office of the Partnership designated pursuant to Section 2.3. The General Partner may rely and shall be protected in relying on any notice or other document from a Partner or other Person if believed by it to be genuine.

(b) The terms “in writing,” “written communications,” “written notice” and words of similar import shall be deemed satisfied under this Agreement by use of e-mail and other forms of electronic communication.

Section 16.2  Further Action.

The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 16.3  Binding Effect.

This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 16.4  Integration.

This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

Section 16.5  Creditors.

None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.

Section 16.6  Waiver.

No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

Section 16.7  Third-Party Beneficiaries.

Each Partner agrees that any Indemnitee shall be entitled to assert rights and remedies hereunder as a third-party beneficiary hereto with respect to those provisions of this Agreement affording a right, benefit or privilege to such Indemnitee.

Section 16.8  Counterparts.

This Agreement may be executed in counterparts, all of which together shall constitute a single agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement (a) immediately upon fixing its signature hereto, (b) in the case of the General Partner and the holders of Limited Partner Interests outstanding immediately prior to the closing of the Initial Public Offering, immediately upon the closing of the Initial Public Offering, without the execution hereof, or (c) in the case of a Person acquiring Limited Partner Interests pursuant to Section 10.1(b), immediately upon the acquisition of such Limited Partner Interests, without execution hereof.

Section 16.9  Applicable Law; Forum, Venue and Jurisdiction.

(a) This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

(b) To the fullest extent permitted by law, each of the Partners and each Person holding any beneficial interest in the Partnership (whether through a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing or otherwise):

(i) irrevocably agrees that any claims, suits, actions or proceedings (A) arising out of or relating in any way to this Agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of this Agreement or the duties, obligations or liabilities among Partners or of Partners to the Partnership, or the rights or powers of, or restrictions on, the Partners or the Partnership), (B) brought in a derivative manner on behalf of the Partnership, (C) asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of the Partnership or the General Partner, or owed by the General Partner, to the Partnership or the Partners, (D) asserting a claim arising pursuant to any provision of the Delaware Act or (E) asserting a claim governed by the internal affairs doctrine shall be exclusively brought in the Court of Chancery of the State of Delaware, in each case regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims;

(ii) irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware in connection with any such claim, suit, action or proceeding;

(iii) agrees not to, and waives any right to, assert in any such claim, suit, action or proceeding that (A) it is not personally subject to the jurisdiction of the Court of Chancery of the State of Delaware or of any other court to which proceedings in the Court of Chancery of the State of Delaware may be appealed, (B) such claim, suit, action or proceeding is brought in an inconvenient forum, or (C) the venue of such claim, suit, action or proceeding is improper;

(iv) expressly waives any requirement for the posting of a bond by a party bringing such claim, suit, action or proceeding; and

(v) consents to process being served in any such claim, suit, action or proceeding by mailing, certified mail, return receipt requested, a copy thereof to such party at the address in effect for notices hereunder, and agrees that such services shall constitute good and sufficient service of process and notice thereof; provided, nothing in clause (v) hereof shall affect or limit any right to serve process in any other manner permitted by law.

Section 16.10  Invalidity of Provisions.

If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

Section 16.11  Consent of Partners.

Each Partner hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Partners (including any Amendment of this Agreement), such action may be so taken upon the concurrence of less than all of the Partners and each Partner shall be bound by the results of such action (including any Amendment of this Agreement).

Section 16.12  Facsimile Signatures.

The use of facsimile signatures affixed in the name and on behalf of the transfer agent and registrar of the Partnership on Certificates evidencing ownership of Partnership Securities is expressly permitted by this Agreement.

Section 16.13  Provisions Regarding Effective Time.

This Agreement is to become effective upon the closing of the Initial Public Offering, and accordingly in connection therewith the following shall apply:

(a) This Agreement shall from and after its approval by the Partners in accordance with the Second A/R Partnership Agreement be an agreement binding upon and enforceable by the Partners subject to the application of the provisions hereof generally being effective upon the closing of the Initial Public Offering.

(b) The affairs of the Partnership shall continue to be governed by the terms of the Second A/R Partnership Agreement until the closing of the Initial Public Offering.

(c) In the event that the closing of the Initial Public Offering does not occur on or before December 31, 2010, this Agreement shall be null and void and of no force and effect and the Second A/R Partnership Agreement shall continue in full force and effect.

ARTICLE XVII

CERTAIN TRANSACTIONS IN CONNECTION WITH THE INITIAL PUBLIC OFFERING

Section 17.1  Non-Pro Rata Redemption of Common Units.

The General Partner is authorized to use the proceeds from any exercise by the Underwriters of the Over-Allotment Option in the Initial Public Offering to redeem from the Initial Limited Partners, but not from other Partners, that number of Common Units that corresponds to the number of Common Units issued to the Underwriters upon such exercise at a price per Common Unit equal to the price per Common Unit received by the Partnership for the Common Units issued to the Underwriters upon such exercise.

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IN WITNESS WHEREOF, the General Partner has executed this Agreement as of the date first written above.

GENERAL PARTNER

OXFORD RESOURCES GP, LLC

By:
Name:     Charles C. Ungurean

Title:	President and Chief Executive Officer

[Signature Page — Third Amended and Restated Agreement of Limited Partnership
of Oxford Resource Partners, LP]

EXHIBIT A

to the Third Amended and Restated
Agreement of Limited Partnership of
Oxford Resource Partners, LP

Certificate Evidencing Common Units
Representing Limited Partner Interests in
Oxford Resource Partners, LP

Certificate No.:[  ]     Number of Common Units:

In accordance with Section 4.1 of the Third Amended and Restated Agreement of Limited Partnership of Oxford Resource Partners, LP, as amended, supplemented or restated from time to time (the “Partnership Agreement”), Oxford Resource Partners, LP, a Delaware limited partnership (the “Partnership”), hereby certifies that          (the “Holder”) is the registered owner of the above-designated number of Common Units representing limited partner interests in the Partnership (the “Common Units”) transferable on the books of the Partnership, in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed. The rights, preferences and limitations of the Common Units are set forth in, and this Certificate and the Common Units represented hereby are issued and shall in all respects be subject to the terms and provisions of, the Partnership Agreement. Copies of the Partnership Agreement are on file at, and will be furnished without charge on delivery of written request to the Partnership at, the principal office of the Partnership located at 41 South High Street, Suite 3450, Columbus, Ohio 43215. Capitalized terms used herein but not defined herein shall have the meanings given them in the Partnership Agreement.

THE HOLDER OF THIS SECURITY ACKNOWLEDGES FOR THE BENEFIT OF OXFORD RESOURCE PARTNERS, LP (THE “PARTNERSHIP”) THAT THIS SECURITY MAY NOT BE SOLD, OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED IF SUCH TRANSFER WOULD (A) VIOLATE THE THEN APPLICABLE FEDERAL OR STATE SECURITIES LAWS OR RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER GOVERNMENTAL AUTHORITY WITH JURISDICTION OVER SUCH TRANSFER, (B) TERMINATE THE EXISTENCE OR QUALIFICATION OF THE PARTNERSHIP UNDER THE LAWS OF THE STATE OF DELAWARE, (C) CAUSE THE PARTNERSHIP TO BE TREATED AS AN ASSOCIATION TAXABLE AS A CORPORATION OR OTHERWISE TO BE TAXED AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES (TO THE EXTENT NOT ALREADY SO TREATED OR TAXED) OR (D) VIOLATE THE TERMS AND CONDITIONS OF THE PARTNERSHIP AGREEMENT. THE GENERAL PARTNER OF THE PARTNERSHIP MAY IMPOSE ADDITIONAL RESTRICTIONS ON THE TRANSFER OF THIS SECURITY IF IT RECEIVES AN OPINION OF COUNSEL THAT SUCH RESTRICTIONS ARE NECESSARY TO AVOID A SIGNIFICANT RISK OF THE PARTNERSHIP BECOMING TAXABLE AS A CORPORATION OR OTHERWISE BECOMING TAXABLE AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES. THE RESTRICTIONS SET FORTH ABOVE SHALL NOT PRECLUDE THE SETTLEMENT OF ANY TRANSACTIONS INVOLVING THIS SECURITY ENTERED INTO THROUGH THE FACILITIES OF ANY NATIONAL SECURITIES EXCHANGE ON WHICH THIS SECURITY IS LISTED OR ADMITTED TO TRADING.

The Holder, by accepting this Certificate, is deemed to have (i) requested admission as, and agreed to become, a Limited Partner and to have agreed to comply with and be bound by and to have executed the Partnership Agreement, (ii) represented and warranted that the Holder has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement and (iii) made the waivers and given the consents and approvals contained in the Partnership Agreement.

This Certificate shall not be valid for any purpose unless it has been countersigned and registered by the Transfer Agent and Registrar. This Certificate shall be governed by and construed in accordance with the laws of the State of Delaware.

Dated:	Oxford Resource Partners, LP

Countersigned and Registered by:	By: Oxford Resources GP, LLC, its General Partner

as Transfer Agent and Registrar	By: Name:

By:	By:
Authorized Signature

[Reverse of Certificate]

ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as follows according to applicable laws or regulations:

TEN COM —	as tenants in common	UNIF GIFT/TRANSFERS MIN ACT
TEN ENT —	as tenants by the entireties	Custodian
(Cust) (Minor)
JT TEN —	as joint tenants with right of survivorship and not as tenants in common	under Uniform Gifts/Transfers to CD Minors Act (State)

Additional abbreviations, though not in the above list, may also be used.

ASSIGNMENT OF COMMON UNITS OF
OXFORD RESOURCE PARTNERS, LP

FOR VALUE RECEIVED,            hereby assigns, conveys, sells and transfers unto

(Please print or typewrite name and address of assignee)	(Please insert Social Security or other identifying number of assignee)

          Common Units representing limited partner interests evidenced by this Certificate, subject to the Partnership Agreement, and does hereby irrevocably constitute and appoint as its attorney-in-fact with full power of substitution to transfer the same on the books of Oxford Resource Partners, LP

Date:	NOTE: The signature to any endorsement hereon must correspond with the name as written upon the face of this Certificate in every particular, without alteration, enlargement or change.

THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM), PURSUANT TO S.E.C. RULE 17Ad-15
(Signature) (Signature)

No transfer of the Common Units evidenced hereby will be registered on the books of the Partnership, unless the Certificate evidencing the Common Units to be transferred is surrendered for registration or transfer.

APPENDIX B

Glossary of Terms

adjusted operating surplus:  Adjusted operating surplus, with respect to any period, consists of: (i) operating surplus generated with respect to that period; less (ii) any net increase in working capital borrowings with respect to such period; less (iii) any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus (iv) any net decrease in working capital borrowings with respect to such period; plus (v) any net decrease made in subsequent periods in cash reserves for operating expenditures initially established with respect to that period to the extent such decrease results in a reduction in adjusted operating surplus in subsequent periods; plus (v) any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

available cash:  Available cash generally means, for any quarter, the sum of (i) all cash and cash equivalents on hand at the end of the quarter; plus, (ii) if our general partner so determines, all or any portion of the cash on hand on the date of determination of available cash for the quarter from working capital borrowings made subsequent to the end of such quarter; and (iii) all cash and cash equivalents on hand on the date of determination of available cash resulting from cash distributions received after the end of that quarter from any equity interest we have in any person (other than a subsidiary), which distributions are paid by such person in respect of operations conducted by such person during that quarter; less the amount of cash reserves established by our general partner at the date of determination of available cash for the quarter to (x) provide for the proper conduct of our business (including reserves for our future capital expenditures and anticipated future credit needs) subsequent to that quarter; (y) comply with applicable law, any of our debt instruments or other agreements; or (z) provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters.

base-load power plants:  The electrical generation facilities used to meet some or all of a given region’s continuous energy demand and produce energy at a constant rate.

Btu:  British thermal unit, or Btu, is the amount of heat required to raise the temperature of one pound of water one degree Fahrenheit.

capital account:  The capital account maintained for a partner under the partnership agreement. The capital account in respect of a general partner unit, a common unit, a subordinated unit, an incentive distribution right or any other partnership interest will be the amount which that capital account would be if that general partner unit, common unit, subordinated unit, incentive distribution right or other partnership interest was the only interest in Oxford Resource Partners, LP held by a partner.

capital surplus:  All amounts of available cash distributed by Oxford Resource Partners, LP on any date from any source will be deemed to be operating surplus until the sum of all amounts of available cash previously distributed to the partners equals operating surplus from the closing date of this offering through the close of the immediately preceding quarter. Any remaining amounts of available cash distributed on such date will be deemed “capital surplus.”

closing price:  For common units, the last sale price on a day, regular way, or in case no sale takes place on that day, the average of the closing bid and asked prices on that day, regular way, as reported in the principal consolidated transaction reporting system for securities listed on the principal national securities exchange on which the common units are listed. If the common units are not listed on any national securities exchange, the last quoted price on that day. If no quoted price exists, the average of the high bid and low asked prices on that day in the over-the-counter market, as reported by the New York Stock Exchange or any other system then in use. If on any day the common units are not quoted by any organization of that type, the average of the closing bid and asked prices on that day as furnished by a professional market maker making a market in the common units selected by our general partner. If on that day no market maker is making a market in the common units, the fair value of the common units on that day as determined by our general partner.

common unit arrearage:  The amount by which the minimum quarterly distribution for a quarter during the subordination period exceeds the distribution of available cash from operating surplus actually made for that quarter on a common unit, cumulative for that quarter and all prior quarters during the subordination period.

compliance coal:  A coal or a blend of coals that meets sulfur dioxide emission standards for air quality without the need for flue gas desulfurization.

current market price:  For any class of units as of any date, the average of the daily closing prices for the 20 consecutive trading days immediately prior to that date.

dozer:  A large, powerful tractor having a vertical blade at the front end for moving earth, rocks, etc.

GAAP:  Generally accepted accounting principles in the United States.

highwall:  The unexcavated face of exposed overburden and coal in a surface mine or in a face or bank on the uphill side of a contour mine excavation.

incentive distribution right:  A non-voting limited partner interest initially issued to the general partner. An incentive distribution right will confer upon its holder only the rights and obligations specifically provided in the partnership agreement for incentive distribution rights.

incentive distributions:  The distributions of available cash from operating surplus made to holders of the incentive distribution rights.

industrial boilers:  Closed vessels that use a fuel source to heat water or generate steam for industrial heating and humidification applications.

interim capital transactions:  The following transactions: (i) borrowings that are not working capital borrowings, (ii) sales of equity and debt securities, (iii) sales or other dispositions of assets outside the ordinary course of business, (iv) capital contributions received, (v) corporate reorganizations or restructurings and (vi) the termination of interest rate hedge contracts or commodity hedge contracts prior to the termination date specified therein (provided that cash receipts from any such termination will be included in operating surplus in equal quarterly installments over the remaining scheduled life of such contract).

limestone:  A rock predominantly composed of the mineral calcite (calcium carbonate (CaCO2)).

MSHA incident rate:  The number of injuries that occurred for each 200,000 employee-hours worked.

metallurgical coal:  The various grades of coal suitable for carbonization to make coke for steel manufacture. Its quality depends on four important criteria: volatility, which affects coke yield; the level of impurities including sulfur and ash, which affects coke quality; composition, which affects coke strength; and basic characteristics, which affect coke oven safety. Metallurgical coal typically has a particularly high Btu but low ash and sulfur content.

operating expenditures:  All of our cash expenditures (or our proportionate share of expenditures in the case of subsidiaries that are not wholly owned), including, but not limited to, taxes, employee and director compensation, reimbursements of expenses to our general partner, repayments of working capital borrowings, debt service payments, reclamation expenses, payments made in the ordinary course of business under interest rate hedge contracts and commodity hedge contracts, estimated reserve replacement expenditures and actual maintenance capital expenditures for all other items, provided that operating expenditures will not include: repayments of working capital borrowings, if such working capital borrowings were outstanding for twelve months, not repaid, but deemed repaid, thus decreasing operating surplus at such time; payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness other than working capital borrowings; expansion capital expenditures; investment capital expenditures; actual reserve replacement expenditures; payment of transaction expenses (including taxes) relating to interim capital transactions; non-pro rata repurchases of partnership interests made with the proceeds of an interim capital transaction; any payments made in connection with this offering that are described under “Use of Proceeds” in this prospectus; or distributions to partners.

operating surplus:  The total of $35.0 million; an amount equal to the aggregate amount of cash distributed to our general partner, C&T Coal, AIM Oxford and the participants in our LTIP that hold our common units in respect of the right (entitling them to receive cash collected from accounts receivable outstanding prior to the closing of this offering) distributed to them immediately prior to the closing of this offering; plus all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions; plus working capital borrowings made after the end of a quarter but on or before the date of determination of operating surplus for the quarter; cash distributions paid on equity issued (including incremental distributions on incentive distribution rights) to finance all or a portion of expansion capital expenditures in respect of the period from such financing until the earlier to occur of the date the capital asset commences commercial service and the date that it is abandoned or disposed of; plus cash distributions paid on equity issued by us (including incremental distributions on incentive distribution rights) to pay the interest on debt incurred, or to pay distributions on equity issued, to finance the expansion capital expenditures referred to above, in each case in respect of the period from such financing until the earlier to occur of the date the capital asset commences commercial service and the date that it is abandoned or disposed of; less all of our operating expenditures after the closing of this offering; less the amount of cash reserves established by our general partner prior to the date of determination of available cash to provide funds for future operating expenditures; less all working capital borrowings not repaid within 12 months after having been incurred; and less any cash loss realized on disposition of an investment capital expenditure.

probable (indicated) reserves:  Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

proven (measured) reserves:  Reserves for which (i) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; (ii) grade and/or quality are computed from the results of detailed sampling; and (iii) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

reclamation:  The restoration of mined land to original contour, use or condition.

reserve:  That part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.

scrubbed power plant:  A power plant that uses scrubbers to clean the gases that pass through its smokestacks.

scrubbers:  Air pollution control devices that can be used to remove some particulates and chemical compounds from industrial exhaust streams.

selective catalytic reduction, or SCR, device:  A means of converting nitrogen oxides, also referred to as NOx, with the aid of a catalyst into diatomic nitrogen, N2, and water, H2O.

spoil-piles:  Earth and rock removed from a coal deposit and temporarily stored during excavation.

steam coal:  Coal used by power plants and industrial steam boilers to produce electricity, steam or both.

subordination period:  The subordination period will begin upon the date of this offering and will extend until the first business day of any quarter beginning after September 30, 2013, that each of the following tests are met: (i) distributions of available cash from operating surplus on each of the outstanding common units, subordinated units and general partner units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date; (ii) the “adjusted operating surplus” generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units, subordinated units and general partner units during those periods on a fully diluted basis; and (iii) there are no arrearages in payment of the minimum quarterly distribution on the common units. Notwithstanding the foregoing, the subordination period shall terminate and all of the subordinated units will convert into common units on a one-for-one basis on the first business day following any quarter ending on or after September 30, 2011 in respect of which each of the following occurs: (i) distributions of available cash from operating surplus on each of the outstanding common units, subordinated units and general partner units equaled or exceeded 150% of the minimum quarterly distribution for each calendar quarter in the immediately preceding four-quarter period; (ii) the “adjusted operating surplus” generated during each calendar quarter in the immediately preceding four-quarter period equaled or exceeded 150% of the minimum quarterly distribution on each of the outstanding common units, subordinated units and general partner units during that period on a fully diluted basis; and (iii) there are no arrearages in payment of the minimum quarterly distributions on the common units.

tipple:  A structure where coal is cleaned and loaded in railroad cars or trucks.

total maximum daily load:  A calculation of the maximum amount of a pollutant that a body of water can receive per day and still safely meet water quality standards.

units:  Refers to both common units and subordinated units.

working capital borrowings:  are generally borrowings that are made after the closings of the transactions described under “Summary — The Transactions” under a credit facility, commercial paper facility or similar financing arrangement that are used solely to pay distributions to partners; provided that when such borrowings are incurred it is the intent of the borrower to repay such borrowings within 12 months from the date of such borrowings other than from additional working capital borrowings.

Oxford Resource Partners, LP

8,750,000 Common Units

Representing Limited Partner Interests

Prospectus
July 13, 2010

Barclays Capital

Citi

Credit Suisse
Raymond James
Wells Fargo Securities
UBS Investment Bank

Until August 9, 2010 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.